Form 20-F
period 2010-12-31
iSoftStone Holdings Ltd
filed 2011-05-31
CIK 1500308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-34989

iSoftStone Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, par value $0.0001 per share	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 523,953,829 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the
International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents ten ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	all references to years are to the calendar year from January 1 to December 31;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States;

•

“attrition rate”, during a specified period, refers to the ratio of the number of employees that left that company during the period, excluding those employed for less than six months, to the number of employees that were on our payroll at the ending date of the same period;

•	“China,” “Chinese” and the “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	“Greater China” refers to the PRC, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“professionals”, with respect to an IT services company, refer to billable employees executing IT services for its clients;

•	“ordinary shares” refers to our ordinary shares, par values $0.0001 per share;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” refer to iSoftStone Holdings Limited, its predecessor entities and its subsidiaries and consolidated affiliate.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheet data as of December 31, 2009 and 2010.

We completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares, on December 17, 2010. Our ADSs were listed on NYSE under the symbol “ISS.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among others:

•	our goals, strategies and expansion plans (including plans to grow our business organically and possibly through strategic alliances and M&A activities);

•	our future growth, business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to acquire businesses and enter into strategic alliances complementary to our business and integrate these into our business;

•	competition in the PRC IT services industry and the global IT services industry generally;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines and industry vertical knowledge and domain expertise;

•	our ability to attract and retain clients;

•	fluctuations in the general economic and business conditions in the PRC, the United States, Japan, Korea, Europe and other jurisdictions where we or our clients conduct business;

•	PRC governmental policies and rules and regulations relating to the IT services industry and other areas relevant to our business activities; and

•	those other risks set forth in “Item 3.D. Key Information—Risk Factors” in this annual report.

We believe that our expectations expressed in these forward looking statements are reasonable, however, our expectations may turn out to be incorrect and our actual results could be materially different from or worse than our expectations. The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the year ended December 31, 2007 and selected consolidated balance sheet data as of December 31, 2007 and 2008 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our future results.

We have not included financial information for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort and expense.

Selected Consolidated Statements of Operations Data

	Years Ended December 31,
	2007	2008	2009	2010
	(dollars in thousands, except share, per share and per ADS data)

Net revenues	$36,417	$82,464	$134,387	$196,975
Cost of revenues (1)(2)(3)	(24,399)	(55,083)	(88,391)	(125,689)
Gross profit	12,018	27,381	45,996	71,286

Operating expenses:
General and administrative expenses (1)(3)	(12,762)	(16,344)	(26,654)	(44,277)
Selling and marketing expenses (1)(2)(3)	(6,150)	(11,264)	(13,205)	(17,468)
Research and development expenses (1)	(4,498)	(1,057)	(1,222)	(3,852)

Total operating expenses	(23,410)	(28,665)	(41,081)	(65,597)

Changes in fair value of contingent consideration in connection with business combination	—	—	(3)	28
Other income, net	56	800	981	262
Government subsidies	2,822	862	2,999	3,269
Gain on sale of equity of a subsidiary	—	—	—	1,079

(Loss) income from operations	(8,514)	378	8,892	10,327

Interest income	90	228	138	180
Interest expense	(71)	(363)	(878)	(5,742)
Change in fair value of warrants	(1,419)	(676)	—	—
Change in fair value of convertible notes derivatives	—	—	—	(8,428)
Gain on bargain purchase of a business	—	—	66	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(9,914)	(433)	8,218	(3,663)
Less: Income tax (expense) benefit	(373)	492	823	288
(Loss) income after income taxes before loss in equity method investments, net of income taxes	(10,287)	59	9,041	(3,375)
Loss in equity method investments, net of income taxes	(21)	(62)	(13)	(245)

Net (loss) income (4)	(10,308)	(3)	9,028	(3,620)
Less: Net loss attributable to noncontrolling interest	114	101	21	438
Net (loss) income attributable to iSoftStone Holdings Limited	$(10,194)	$98	$9,049	$(3,182)

	Years Ended December 31,
	2007	2008	2009	2010
	(dollars in thousands, except share, per share and per ADS data)
Net loss (income) per share
Net(loss) income per share attributable to iSoftStone Holdings Limited shareholders:
Basic	(0.10)	(0.03)	0.01	(0.05)
Diluted	(0.10)	(0.03)	0.01	(0.05)
Net loss (income) per ADS
Net (loss) income attributable to iSoftStone Holdings Limited shareholders:
Basic	(1.04)	(0.29)	0.13	(0.46)
Diluted	(1.04)	(0.29)	0.13	(0.46)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	38,827,820	122,681,330	125,106,274	149,341,325
Diluted	38,827,820	122,681,330	131,892,325	149,341,325
Weighted average shares used in calculating net (loss) income per ADS:
Basic	3,882,782	12,268,133	12,510,627	14,934,133
Diluted	3,882,782	12,268,133	13,189,233	14,934,133

(1)	Includes share-based compensation charges totaling $4.0 million, $1.4 million, $2.4 million and $8.5 million in 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	For the year ended December 31,
	2007	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$56	$85	$159	$175
Operating expenses:
General and administrative expenses	3,895	1,258	2,074	8,091
Selling and marketing expenses	18	44	110	273
Research and development expenses	1	1	7	7

Total share-based compensation expenses	$3,970	$1,388	$2,350	$8,546

(2)	Includes amortization of intangible assets from acquisition totaling $0.6 million, $2.6 million, $2.0 million and $1.9 million in 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	For the year ended December 31,
	2007	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$166	$447	$87	$274
Operating expenses:
Selling and marketing expenses	416	2,202	1,928	1,580

Total amortization of intangible assets expenses	$582	$2,649	$2,015	$1,854

(3)	Includes government subsidies as a reduction of expenses totaling nil, $1.7 million, $2.1 million and $7.7 million in 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$—	$1,600	$1,815	$6,133
Selling and marketing expense	—	45	14	364
General and administrative expense	—	59	302	1,205

	$—	$1,704	$2,131	$7,702

(4)	To supplement our net income presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income, which is adjusted from results based on U.S. GAAP to exclude share-based compensation, interest expense of convertible notes, changes in fair value of certain liabilities carried at fair value, amortization of intangible assets from acquisitions and gain on bargain purchase of a business. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income (loss) to our U.S. GAAP net income (loss):

	Year Ended December 31,
	2007	2008	2009	2010
	(dollars in thousands)
Net income (loss) (U.S. GAAP)	$(10,308)	$(3)	$9,028	$(3,620)
Share-based compensation	3,970	1,388	2,350	8,546
Amortization of intangible assets from acquisitions	582	2,649	2,015	1,854
Interest expense of convertible notes	—	—	63	4,418
Changes in fair value of contingent consideration in connection with business combinations	—	—	3	(28)
Changes in fair value of convertible notes derivatives	—	—	—	8,428
Changes in fair value of warrants	1,419	676	—	—
Gain on bargain purchase of a business	—	—	(66)	—

Total non-GAAP adjustments	5,971	4,713	4,365	23,218

Net income (loss) (non-GAAP)	$(4,337)	$4,710	$13,393	$19,598

Selected Consolidated Balance Sheet Data

	December 31, 2007		December 31, 2008		December 31, 2009		December 31, 2010
	(dollars in thousands)
Cash	$12,963		$33,776		$55,138		$181,080
Accounts receivable, net of allowance for doubtful accounts of $292, $309, $423 and $2,320 as of December 31, 2007, 2008, 2009 and December 31, 2010, respectively	12,572		28,350		69,094		101,943
Total assets	38,961		82,841		162,179		343,031
Total liabilities	17,030		27,158		90,935		117,601
Series B convertible redeemable preference shares	18,130		49,459		52,159		—
Total iSoftStone Holdings Limited shareholders’ equity	3,676	(1)	6,221	(1)	18,590	(1)	224,424
Non-controlling interest	125		3		495		1,006

Total equity	3,801		6,224		19,085		225,430

Total liabilities, series B convertible redeemable preference shares and equity	$38,961		$82,841		$162,179		$343,031

(1)	Including series A convertible preference shares with carrying amount of $14.2 million for each of the periods ended December 31, 2007, 2008 and 2009. In December 2010, all series A convertible preference shares were automatically converted into ordinary shares upon the closing of our initial public offering.

Exchange Rate Information

A substantial majority of our business are conducted in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, which was RMB6.6000 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On May 20, 2011, the noon buying rate was RMB6.4917 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6960	6.8330	6.6330
Most recent six months:
November 2010	6.6670	6.6538	6.6892	6.6330
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5759	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011	6.4900	6.5267	6.5477	6.4900
May 2011 (through May 20, 2011)	6.4917	6.4967	6.5073	6.4915

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew from $36.4 million in 2007 to $134.4 million in 2009 and $197.0 million in 2010. In addition to organic growth, we have also grown through strategic acquisitions. As of the date of this annual report, we have 19 sales and delivery centers, including 13 in China, two in Japan, three in the United States and one in Taiwan. As of December 31, 2010, we had 9,285 employees, as compared to 1,527 employees as of January 1, 2007. We are actively looking at additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•	recruiting, training, developing and retaining sufficient skilled technical, sales and management personnel;

•	creating and capitalizing upon economies of scale;

•	managing a larger number of clients in a greater number of industries and locations;

•	maintaining effective oversight of personnel and offices;

•	coordinating work among offices and project teams and maintaining high resource utilization rates;

•	integrating new management personnel and expanded operations while preserving our culture and values;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

•	adhering to and further improving our high quality and process execution standards and maintaining high levels of client satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Adverse changes in the economic environment, either in China or globally, could reduce our clients’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate, such as the United States, Europe, China and Japan. The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients or greater difficulty in collecting accounts receivable. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients and our revenues may decline.

The market for IT services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

In the IT outsourcing market, we face competition from the following major competitors:

•

Chinese IT services companies, such as Camelot Information Systems, ChinaSoft International Ltd., HiSoft Technology International Limited, Longtop Financial Technologies Limited, Neusoft Group Ltd., and VanceInfo Technologies Inc.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	in-house IT departments of large corporations.

To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture plc, or Accenture, Cap Gemini S.A., or Capgemini, Hewlett-Packard Company, or Hewlett-Packard, and International Business Machines Corp., or IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic China market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

In the IT outsourcing market, clients tend to engage multiple outsourcing service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other competing providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than China. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 17.7%, 12.8% and 19.8% per annum in 2008, 2009 and 2010, respectively. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth.

There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. A significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, client relationships and reputation of Tianwen Liu, our founder, chairman and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

We generate a significant portion of our revenues from a small number of major clients and any loss of business from these clients could reduce our revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. In 2008, Microsoft Corporation, or Microsoft, contributed more than 10% of our net revenues; and in 2009 and 2010, Huawei Technologies Co., Ltd., or Huawei, and Microsoft each contributed more than 10% of our net revenues, together accounting for 34.4% and 37.3% of our total net revenues, respectively. In the aggregate, our top ten clients accounted for 49.7%, 56.7% and 54.3% of our net revenues in 2008, 2009 and 2010, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider and we do not have long-term commitments from any of our clients to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. For example, a client may decide to reduce spending on technology services or sourcing from us due to a challenging economic environment or other factors, both internal and external, relating to its business. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another IT services provider or returning work in-house.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of December 31, 2008 and 2009 and 2010, our billed accounts receivable, net of allowance for doubtful accounts, totaled $9.5 million, $17.5 million and $26.3 million, respectively, and our unbilled accounts receivable, net of allowance for doubtful accounts, totaled $18.9 million, $51.6 million and $75.6 million, respectively. Our largest client accounted for 27.6% and 26.0% of our net accounts receivables as of December 31, 2009 and as of December 31, 2010, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2008 and 2009 and 2010, the provision made for doubtful accounts was $0.3 million, $0.4 million and $2.3 million, respectively. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

In many cases our client engagements are not long-term, and our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenues.

Our clients typically retain us on a non-exclusive, project-by-project basis and are not obligated for any long-term commitments to us. Many of our client contracts can be terminated by our clients with or without cause. There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

•	financial difficulties for the client;

•	a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;

•	a change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

•	the replacement by our clients of existing software with packaged software supported by licensors; and

•	mergers and acquisitions or significant corporate restructurings.

In addition, some of our client contracts specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. If any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues in the future. If our clients terminate our contracts before completion or choose not to renew our contracts, our business, financial condition and results of operations may be materially and adversely affected.

If we are not successful in obtaining and managing increasingly large and complex projects, we may not achieve our growth goals and our results of operations may be adversely affected.

As our domain knowledge in the industries we serve deepens and our relationships with clients strengthen, more clients have engaged us to undertake increasingly large and complex projects. To successfully obtain and manage larger and more complex projects, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including maintaining high quality control and process execution standards and controlling costs. In addition, we must maintain close client contact and high levels of client satisfaction, while at the same time maintaining continuity in personnel engaged in a particular project.

Our ability to successfully obtain and manage larger and more complex projects depends significantly on the skills of our management personnel and professionals, some of whom do not have experience managing large or complex projects. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements.

If we are not able to successfully obtain engagements for larger and more complex projects, we may not achieve our growth goals. Even if we are successful in obtaining such engagements, a failure by us to effectively manage these larger and more complex projects could cause us to lose business and may adversely affect our reputation and results of operations.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus.

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and offer and develop new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our clients to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued and may continue to pursue strategic alliances and strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Many of our competitors are likely to be seeking to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

If we fail to integrate or manage acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions. Our ability to successfully integrate an acquired entity and realize the benefits of any acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

•	integrating operations, services and personnel in a timely and efficient manner;

•	unforeseen or undisclosed liabilities;

•	generating sufficient revenue and net income to offset acquisition costs;

•	potential loss of, or harm to, employee or client relationships;

•	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

•	retaining key senior management and key sales and marketing and research and development personnel;

•	potential incompatibility of solutions, services and technology or corporate cultures;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls;

•	entry into unfamiliar markets; and

•	increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of China.

In addition, the primary value of many potential targets in the outsourcing industry lies in their skilled professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur significant one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired entity and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

If we do not succeed in attracting new clients for our services and/or growing revenues from existing clients, we may not achieve our revenue growth goals.

We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new clients or to grow revenues from our existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of our significant growth and acquisitions in recent years, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years, through both organic growth and strategic acquisitions. Our significant growth and several acquisitions in recent years make it difficult to evaluate our historical performance and make a period-to-period comparison of our historical operating results less meaningful. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Furthermore, certain members of our senior management team have worked together for a relatively short period of time, and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance.

You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

•	the uncertainties associated with our ability to continue our growth and maintain profitability;

•	preserving our competitive position in the IT services industry in China;

•	offering consistent and high-quality services to retain and attract clients;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in client preferences;

•	managing our expanding operations, including the integration of our past and future acquisitions, and successfully expanding our solution and service offerings;

•	responding in a timely manner to technological or other changes in the IT services industry;

•	managing risks associated with intellectual property; and

•	recruiting, training, developing and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our technology services, which requires significant investment of capital, human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. For certain clients, we may begin work and incur substantial costs prior to concluding the contract.

Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as other resources, such as computers, IT infrastructure and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and external acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization, especially for our newly established or newly acquired businesses and resources.

The master service agreements with our clients typically do not impose a minimum or maximum purchase amount and allow our clients to place service orders from time to time at their discretion. Client demand may fall to zero or surge to a level that we can not cost-effectively satisfy. Although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our clients, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific clients or on specific projects and some of our sales and delivery center facilities are dedicated to specific clients or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize our mix of services and delivery methods.

If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A significant portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet client requirements that are subject to change and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Our most significant costs are the salaries and other compensation expenses for our professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin. For more information relating to the impact of fluctuation in the value of the Renminbi to our business, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.”

Our business operations and financial condition could be adversely affected if we cease to enjoy, or breach the restrictions imposed for, the financial incentives and subsidies provided by certain PRC government agencies.

We have in the past received financial incentives and subsidies granted by various PRC government authorities in support of our business. Our net income (loss) for 2008, 2009 and 2010 was $(3,000), $9.0 million and $(3.6 million), respectively. In 2008, 2009 and 2010, we recognized government subsidies as a reduction to cost of revenue and expenses, primarily cost of revenues, of $1.7 million, $2.1 million and $7.7 million, respectively, and recognized government subsidies as other income of $0.9 million, $3.0 million and $3.3 million, respectively. However, we cannot assure you of the continued availability of such financial incentives and subsidies in the future. The discontinuation of these financial incentives and subsidies could adversely affect our financial condition and results of operations. In addition, future financial incentives, grants and subsidies may impose certain requirements and restrictions on our business operations. These financial incentives, grants and subsidies, for example, might impose development time and local use requirements for certain projects funded by a government incentive, grant or subsidy, which can potentially limit the manner that we operate and expand our business.

We expect to rely on a recently formed, non-exclusive arrangement with an independent third party to help train new recruits for our company, and if this arrangement does not yield the expected benefits, our ability to attract, train and retain skilled personnel would suffer, which could adversely affect our ability to maintain and expand our business.

Our ability to maintain and renew existing client engagements and obtain new business will depend, in large part, on our ability to recruit, train, develop and retain skilled personnel that enable us to keep pace with growing demands for IT services, evolving industry standards and changing client preferences. To better source well-trained professionals for our business, we helped establish and fund in cooperation with the Wuxi City government the iCarnegie-iSoftStone training institute, which uses training materials licensed from iCarnegie Inc. to train college students and others in the Yangtze River Delta region. We expect this school to be an important channel to source and train our future professionals. However, this school may not be able to yield the expected benefits. The school opened in September 2009, and our first class of graduates was certified in June 2010. Therefore, we have very limited experience with the project, and we are unable to accurately ascertain how successful it may be or how qualified the graduates will be.

In addition, our relationship with iCarnegie Inc. is not exclusive, and iCarnegie Inc. can terminate its license arrangement with us in the event of a material breach of contract by us and such breach is not cured within 30 days after iCarnegie Inc. gives us notice. If the iCarnegie-iSoftStone training institute does not succeed in producing well-trained professionals who are qualified and willing to join our company, our ability to recruit, train, develop and retain skilled personnel would suffer, which could adversely affect our ability to maintain and expand our business.

Our subcontracting practices may expose us to technical uncertainties, potential liabilities and reputational harm.

In order to meet our personnel needs, increase workforce flexibility, and improve pricing competitiveness, we subcontract portions of certain projects to third parties. Despite certain advantages of subcontracting, such arrangements also give rise to a number of risks.

Although we try to source competent and credible third parties as our subcontractors, they may not be able to deliver the level of service that our clients expect us to deliver. Furthermore, we enter into confidentiality agreements with our subcontractors, but we cannot guarantee that they will not breach the confidentiality of our clients and misappropriate our or our clients’ proprietary information and technology in the course of providing service. We, as the party to the contract with the client, are directly responsible for the losses our subcontractors cause our clients. Under the subcontracting agreements we enter, our subcontractors promise to indemnify us for damages caused by their breach, but we may be unable to collect under these agreements. Moreover, their breaches may damage our reputation and adversely affect our ability to acquire new business in the future.

In some limited cases and despite internal restrictions designed to prevent these actions, we may have subcontracted certain contractual obligations to third parties without first obtaining our clients’ prior written consent under the related client contracts. Although we have not been subject to adverse claims by our clients for these actions, we cannot assure you that these actions would not result in improper disclosure of client information, or result in client dissatisfaction or client loss.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, the United States, Japan and Korea. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

•

legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

•	unexpected changes in regulatory requirements;

•	natural disasters, such as the March 2011 earthquake and tsunami in Japan; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Our net revenues and results of operations are affected by seasonal trends.

Our business is affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their IT budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our net revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

The services outsourcing industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services.

Our ability to expand our business, procure new contracts, enter into beneficial business arrangements or leverage our skills and knowledge may be affected by non-competition clauses in our agreements with existing clients.

Certain of our existing client contracts have non-competition clauses, which restrict us from providing services to customers of our existing clients. Many of our client contracts contain clauses that restrict our employees working for a particular client from providing services to the competitors of those clients, and/or in similar assignments to third parties even if they are not competitors of those clients. Our contracts with some of our clients provide that, during the term of the contract and for up to a 12-month period thereafter and under specified circumstances, we may not accept any assignments from, or render services to, those clients’ customers. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry or market in which we have expertise and may adversely affect our revenues and future profitability.

Under certain contracts, we are prohibited from using any skills and techniques used for a certain client in other projects. Such clauses may restrict our ability to develop other clients in a commercially desirable way and to extract the maximum value from the skills and knowledge we have accumulated while providing service.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If our professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and back-up data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is in some cases limited to a certain percentage of contract price. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. We currently do not have commercial general or public liability insurance. The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We use network security technologies, surveillance equipment and other methods to protect sensitive and confidential client data. We also require our employees and subcontractors to enter into confidentiality agreements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

We rely on software licenses from our clients with respect to certain projects. To protect proprietary information and other intellectual property of our clients, we require our employees, subcontractors, consultants, advisors and collaborators to enter into confidentiality agreements with us. These agreements may not provide effective protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of proprietary technology of our clients. Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies without paying us and our clients for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of December 31, 2010, we had one trademark registration, two patent applications, eight trademark applications and 91 software copyright registrations in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current lack of patent protection may prevent us from being able to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, clients, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subjects us to the risk of indemnification claims. The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

In the course of preparing our consolidated financial statements, one material weakness and one significant deficiency in our internal control over financial reporting were identified. If we are unable to correct this weakness and deficiency, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the preparation and audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to the insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was related to the lack of control over a migration from one information system to an upgraded system. Following the identification of the material weakness, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these weakness and deficiencies. However, the implementation of these measures may not fully address the material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Failure to correct the material weakness, significant deficiency and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. Failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Prior to our initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do going forward. In light of the material weakness and other deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Upon the closing of our initial public offering in December 2010, we became subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring public companies to include a management report on the effectiveness of the company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2011. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report if it is not satisfied with our internal control, or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. The failure to establish and maintain effective internal controls over financial reporting could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and the proceeds from our initial public offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services outsourcing companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	PRC government regulation of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

In addition, the incurrence of indebtedness by us, other than for working or operating capital purposes, is subject to prior written consent of the holders of our convertible notes who may or may not grant such consent. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

A significant majority of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of April 30, 2011, our founder, chairman and chief executive officer Tianwen Liu and our director and chief operating officer Yong Feng beneficially own approximately 16.5% and 5.6%, respectively, of our outstanding ordinary shares. AsiaVest Opportunities Fund IV and the Fidelity Entities beneficially own approximately 17.7% and 18.4%, respectively, of our outstanding ordinary shares. These major shareholders will continue to have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. They may not act in the best interests of our minority shareholders. In addition, without the consent of these major shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our clients’ business operations are subject to certain rules and regulations in China or elsewhere. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

        Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our clients to terminate their contracts with us. We currently do not have insurance against business interruptions. In March 2011, Japan was struck by a 9.0-magnitude earthquake, which resulted in a tsunami and damaged nuclear power plants, among other negative effects. Although our operations in Japan were not physically damaged by these disasters and our business has to date not been materially and adversely impacted, these events may in the future have an adverse effect on our operations or those of our clients in the Japan market. In particular, the existing and potential further radiation release from the damaged nuclear power plants coupled with potential aftershocks from the earthquake may result in additional adverse effects on our operations and those of our clients in the future.

Our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. Since 2005, there have been reports of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. As of August 10, 2010, there have been at least 128,000 confirmed cases of swine flu in China, according to a report issued by the PRC Ministry of Health. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of these events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Japanese Yen in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the primary value of our business is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable between 6.8 and 6.9 Renminbi per U.S. dollar for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We incurred a net foreign exchange gain of $0.2 million, a net foreign exchange loss of $0.2 million and a net foreign exchange gain of $0.4 million in 2008, 2009 and 2010, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Legislation in certain countries in which we have clients, particularly the United States, Japan and various European countries, may restrict companies in those countries from outsourcing work to us.

IT offshore outsourcing is a politically sensitive issue in the United States, Europe and Japan. For example, many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other U.S. federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be in enacted in Europe, Japan and other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, Europe, Japan or other countries in which we have clients could adversely impact our business operations and financial results. In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure or negative publicity would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Chinese nationals. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside China. The ability of our professionals to work in the United States, Europe, Japan, Korea and other countries outside China depends on their ability to obtain the necessary visas and work permits. Historically, the process for obtaining visas for PRC nationals to certain countries, including the United States and Japan, has been lengthy and cumbersome. We have in the past experienced delays and rejections when applying for business visas to the United States for some of our personnel. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. Particularly given the recent global economic slowdown, it is possible that there could be a change in the existing laws or the enactment of new legislation imposing restrictions on the deployment of work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we have clients. However, it is generally difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or maintaining business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas in which case we may not be able to provide services to our clients on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could, any of which could adversely affect our business and results of operations.

Disruptions in telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our sales and delivery centers strategically located in China. We believe that the use of a strategically located network of sales and delivery centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, and the ability to service clients on a regional and global basis. Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our main offices in Beijing, our clients’ offices, and our other deliveries centers and support facilities. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. Loss of all or part of the systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise have a material adverse effect on our business and business reputation. We may also be liable to our clients for breach of contract for interruptions in service.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could misappropriate our clients’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain professional liability insurance and property insurance coverage for certain of our facilities and equipment, we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

We have incurred, and may continue to incur, significant share-based compensation expenses which could adversely impact our net income.

We have granted certain options under our share incentive plans and entered into certain other share-based compensation arrangements in the past, as a result of which we have recorded $1.4 million, $2.4 million and $8.5 million as share-based compensation expenses for the years ended December 31, 2008, 2009 and 2010.

U.S. GAAP prescribes how we account for share-based compensation which may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares, also known as non-vested shares, under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares or other share-based compensation arrangements to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the NYSE on December 14, 2010. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear, with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Han Kun Law Offices, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, and iSoftStone Information Technology (Group) Co., Ltd., or iSoftStone WFOE was not established through merger or acquisition, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the NYSE did not require CSRC approval. A copy of Han Kun Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with our initial public offering, which is available at the SEC website at www.sec.gov.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698.

At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in 2005 known as Circular 75 that requires PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident must modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If these shareholders fail to comply, the PRC subsidiaries of the offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

We are committed to complying with the Circular 75 requirements and to ensuring that our shareholders who are PRC citizens or residents comply with them. We believe that all of our current PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In addition, the PRC National Development and Reform Commission promulgated a rule in 2004 requiring its approval for overseas investment projects made by PRC entities. However, there exist extensive uncertainties as to the interpretation of this rule with respect to its application to a PRC individual’s overseas investment and, in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been either approved by the National Development and Reform Commission or challenged by the National Development and Reform Commission based on the absence of its approval. Our current beneficial owners who are PRC individuals did not apply for the approval of the National Development and Reform Commission for their investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with Chinese regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.

According to regulations and rules issued by the People’s Bank of China and SAFE, or the Stock Option Rule, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from SAFE or its authorized branch. Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees who have been granted share options or shares under our 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan are subject to the Stock Option Rule. We are in the process of filing with SAFE and undertaking certain other procedures according to the Stock Option Rule. Failure to comply with these regulations may subject us to fines or other legal sanctions imposed by SAFE or other Chinese government authorities. See “Item 4. Information on the Company - Regulation — Regulations on Employee Share Options.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from any future offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart. Loans by us to our controlled PRC affiliate, Beijing iSoftStone, which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of the public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if iSoftStone WFOE borrows foreign currency from us or other foreign lenders, it must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with SAFE or its local counterpart. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The Enterprise Income Tax Law also introduced a new preferential rate of 15% for high-tech enterprises. iSoftStone WFOE and Guangzhou Ruandong Zhiruan Computer Technology Co., Ltd., or Guangzhou Ruandong Zhiruan, obtained the qualification certificates of high-tech enterprises under the Enterprise Income Tax Law in 2008 with a valid period of three years from 2008 to 2010. As a result, iSoftStone WFOE and Guangzhou Ruandong Zhiruan are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. The continued qualification of the high-tech enterprise status is subject to annual evaluation and a three-year review and renewal by the relevant government authorities in China. In addition, iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. Our local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. We cannot assure you that the tax authorities will not change their position. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2010. Guangzhou Ruandong Zhiruan, as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 until its dissolution in September 2010. Other PRC subsidiaries of ours also enjoy a variety of tax benefits. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxes and Incentives—China.”

The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments are subject to continuous change and uncertainty. As such, we cannot assure you that our PRC subsidiaries will continue to qualify as high-tech enterprise under the new Enterprise Income Tax Law, enjoy preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations, and materially and adversely affect our financial condition and results of operations.

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage developments of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, refunds and business tax exemptions in additional to the preferential enterprise income tax treatments as described above. Incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of incentives currently available to us may materially and adversely affect our financial condition and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. If our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for non-PRC individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders, or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us.

Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

Risks Related to Our ADSs

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between December 14, 2010 and May 27, 2011, the trading price of our ADSs on the NYSE ranged from $14.45 to $22.63 per ADS, and the last reported sale price on May 27, 2011 was $15.38 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the services outsourcing industry;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general market conditions or other developments affecting us, or our industry or the global economy.

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, such as the recent global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may also be highly volatile for specific business reasons including variations in our revenues, earnings and cash flow, announcements of new services, acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our senior management and other key personnel and potential litigation or administrative investigations. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The voting rights of holders of our ADSs are limited in several significant ways under the terms of the deposit agreement.

Except as described in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to holders a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given. We will make all reasonable efforts to cause the depositary to extend voting rights to holders in a timely manner, but holders may not receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders may not be able to exercise their right to vote and may lack recourse if their ADSs are not voted as requested. In addition, ADS holders will not be able to call a shareholders’ meeting.

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to the holders.

The depositary of our ADSs has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of our ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them. These restrictions may cause a material decline in the value of our ADSs.

Holders of our ADSs not be able to participate in rights offerings and may experience dilution of their holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Holders of our ADSs may have difficulty in effecting service of legal process and enforcing court judgments obtained against us or any of our directors or management.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside of the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for holders of our ADSs to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if holders of our ADSs are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts, and therefore PRC courts have discretion not to enforce judgments of U.S. courts.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, holders of our ADSs may have less protection of their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our fourth amended and restated memorandum of association and fifth amended and restated articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs;

•

provisions that restrict or limit the ability of our shareholders to replace our directors or increase the size of our board. Our directors are not subject to a term of office (unless a term is set by our board and approved by our shareholders) and their removal requires approval by a supermajority of at least two-thirds of our shareholders at a shareholders meeting or by at least two-thirds of our board of directors. The number of director nominees that our shareholders can propose in any one calendar year is limited to, in the case of a shareholders meeting convened by the company, the lesser of that number of directors that are up for election (which may be none) or 25% of the size of the board, or, in the case of a shareholders meeting properly called by shareholders, 25% of the size of the board. The size of our board is determined by our board of directors; and

•

provisions that impose advance notice, minimum shareholding periods and ownership thresholds and other requirements on the ability of our shareholders to call meetings or to propose special matters for consideration at shareholder meetings.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We are exempt from certain corporate governance requirements of the NYSE.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent;

•	have a minimum of three members or a person with accounting or related financial management expertise in our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We do not intend to rely on any of the exemptions provided by the NYSE to foreign private issuers, except that we will not provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE, and we will not seek shareholder approval for (i) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (ii) the issuance of more than 20% of our outstanding ordinary shares, and (iii) an issuance that would result in a change of control. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2011 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NYSE, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in October 2001 through Beijing iSoftStone Technologies Ltd., or Beijing iSoftStone, a limited liability company established in China and majority owned by our founder Tianwen Liu. To enable us to raise equity capital from investors outside of China, in November 2005, we reorganized our corporate structure by establishing our current Cayman Islands holding company, iSoftStone Holdings Limited, or iSoftStone Holdings, and transferred substantially all the IT services business and related assets and liabilities of Beijing iSoftStone into iSoftStone WFOE, a wholly owned subsidiary of iSoftStone Holdings, in exchange for issuance of ordinary shares of iSoftStone Holdings to our founder Tianwen Liu and other shareholders of Beijing iSoftStone. Concurrently, because certain businesses cannot be conducted by foreign invested enterprises, iSoftStone WFOE entered into a series of contractual arrangements with Beijing iSoftStone and its shareholders.

We conduct our business primarily though the following subsidiaries:

•

iSoftStone WFOE, which is our primary operating entity and hosts our headquarters in Beijing, China. iSoftStone WFOE operates our China-based delivery platform and holds our China-based subsidiaries, including our three key regional centers: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou.

•

iSoftStone Inc., which is our wholly owned subsidiary incorporated in the State of Delaware. iSoftStone Inc. integrates the business of Akona Systems, Inc., or Akona that we acquired in 2008, and provides a wide range of services to our clients in the United States, especially our key client Microsoft, ranging from consulting, application development to R&D services.

•	iSoftStone Japan Limited, our wholly owned subsidiary incorporated in Japan that primarily provides IT service, consulting and software R&D services to our clients.

For additional information on our organizational structure, see “Item 4.C. Information on the Company - Organizational Structure.”

Our principal executive offices are located at International Software Plaza, Building 9, Zhongguancun Software Park, No. 8 West Dongbeiwang Road, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86-10-5874-9000 and our fax number is +86-10-5874-9002. Our main website is www.isoftstone.com. The information contained on this website is not part of this annual report.

On December 17, 2010, we completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares. Our ADSs were listed on NYSE under the symbol “ISS.” Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. To date, we have focused on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. We believe that maintaining a balanced business mix between key industry verticals across both Greater China and Global clients positions us well to capture greater opportunities in China’s unique and rapidly evolving market for IT services.

We provide an integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and business process outsourcing, or BPO, services. We believe that our comprehensive end-to-end service offerings support expansion in scope and scale of client engagements. Through both organic growth and strategic acquisitions, we have proactively invested in developing new service lines to complement our existing suite to better serve our clients. Our IT Services, Consulting & Solutions and BPO service lines accounted for 64.1%, 33.1% and 2.8% of our net revenues in 2009, and 68.5%, 27.6%, and 3.9% of our net revenues in 2010, respectively.

Our clients primarily include large corporations headquartered in China, the United States, Europe and Japan. In the twelve months ended December 31, 2010, our clients included 76 Fortune 500 companies, of which 24 were Greater China clients and 52 were Global clients. Net revenues from our Greater China and Global clients accounted for 57.6% and 42.4% of our net revenues in 2009, and 55.9% and 44.1% of our net revenues in 2010, respectively. Revenues from our Greater China clients include all revenues from companies headquartered in Greater China and revenues from Global clients include all revenues from companies headquartered outside of Greater China, including revenues from the Greater China-based operations for these overseas clients. Our technology, communications, BFSI, and energy, transportation and public sector industry verticals accounted for 40.0%, 32.6%, 14.3% and 10.0% of our net revenues in 2009, and 33.1%, 38.3%, 17.1% and 6.4% of our net revenues in 2010, respectively.

We believe we have built one of the largest sales and service delivery platforms for IT services and solutions in China. We have grown from six sales and delivery centers as of January 1, 2007 to 19 sales and delivery centers as of the date of this annual report, of which 13 are located in China, spanning tier one cities, such as Beijing, Shanghai and Shenzhen, as well as key tier two and three cities, such as Chengdu, Dalian, Nanjing, Tianjin, Wuhan and Wuxi. We were early to recognize the benefits of expanding into China’s tier two and three cities, including more favorable blended labor costs and the ability to attract and retain required talent in increasing scale. We also have operations in the United States, Europe and Japan that are close to the main offices of key Global clients. By combining onsite/onshore support and consulting with scalable and lower-cost offsite/offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility.

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 1,527 employees as of January 1, 2007 to 9,285 employees as of December 31, 2010. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added a training center in Guangzhou. In 2009, we helped establish and fund a training institute in cooperation with the Wuxi City government, the iCarnegie-iSoftStone training institute, in which we have an equity investment. The iCarnegie-iSoftStone training institute utilizes the technical curriculum and professional certifications developed and maintained by iCarnegie Inc., an affiliate of Carnegie Mellon University, with annual training capacity of up to 10,000 students. The iCarnegie-iSoftStone training institute had 22 full-time and 8 part-time tutors as of March 31, 2011 and trained approximately 3,300 students in 2010. In January 2011, we replaced our training center in Wuxi with the iCarnegie-iSoftStone training institute (which will perform all our training functions in Wuxi going forward). In addition, our “Top 300” leadership development program focuses on identifying, training, promoting and relocating, as appropriate, qualified candidates to meet our middle and senior management needs.

In 2008, 2009 and 2010, our net revenues were $82.5 million, $134.4 million and $197.0 million, respectively, representing a compound annual growth rate, or CAGR of 54.5%. In 2008, 2009 and 2010, our net income (loss) increased from a net loss of $3,000 to net income of $9.0 million, and then decreased to a net loss of $3.6 million, respectively, primarily due to share-based compensation charges on options granted to directors, employees and consultants and changes in the fair value of the return rate reset features and conversion feature of our convertible notes. Our non-GAAP net income for 2008, 2009 and 2010, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in the fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), were $4.7 million, $13.4 million and $19.6 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

Our Service Offerings

We provide an integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and BPO services. Our Consulting & Solutions services provide a foundation for identifying our clients’ needs, which, combined with our deep domain knowledge, allows us to win new business from existing clients. Our industry-specific client delivery teams and research and development teams together create proprietary solutions, which we typically provide to clients in conjunction with our Consulting & Solutions services.

The following table sets forth our net revenues by service line for the periods presented:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Consulting & Solutions	$26.9	32.5%	$44.5	33.1%	$54.3	27.6%
IT Services	55.1	66.9	86.1	64.1	134.9	68.5
Business Process Outsourcing Services (BPO)	0.5	0.6	3.8	2.8	7.8	3.9

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

Consulting & Solutions

We offer a range of Consulting & Solutions services to help our clients identify, evaluate and address their business needs through enhancements to their technology platforms. Our consulting capabilities range from providing consulting services for an overall engagement to discrete consulting services in conjunction with our other services, such as application development and maintenance, infrastructure and software services and BPO. We typically market these services to the chief executive officers, chief operating officers and other business executives, as well as chief information officers and their functional IT heads across business units of our clients.

Before beginning a project or set of projects, we work with our clients to identify and evaluate business needs, and help formulate solutions by leveraging multiple components of our IT Services and BPO service offerings as well as industry expertise and solutions, as appropriate. Our combined onsite/onshore and offsite/offshore delivery model allows us to cost effectively and efficiently deliver client results around the clock. In planning an overall engagement, we also provide business consulting services such as strategy and business planning, market research and competitive analysis, program management, transformation and transition planning, business process management and business intelligence.

We utilize our industry expertise, technical know-how and industry-specific solutions to help our clients improve their technology functionality, business performance and overall competitiveness. This service line also provides unique cross-selling opportunities as we typically provide one or more additional services, such as project implementation involving application development and/or maintenance of legacy systems, or the development of a client solution that leverages one or more industry-specific software modules to help meet a specific requirement for business functionality. In providing solutions to clients, we seek to incorporate industry best practices, including features unique to specific industries in China, and generally retain the related intellectual property rights for any software applications developed as part of our overall solution. To help us more quickly and cost effectively address our clients’ requirements, we have developed a library of over 50 industry-specific proprietary software modules, many of which provide the foundation for tailored solutions, which we can deliver effectively and efficiently to address our clients’ requirements. These modules, which incorporate our proprietary intellectual property, not only incorporate relevant industry knowledge, best practices and experience but serve as building blocks around which our broader service and solution offerings are often delivered.

Our solutions offerings consist of three layers: a base layer (which serves as the common solution development platform); a general business modules layer; and an industry product and solutions layer. We have created a development methodology to cover our base layer and general business modules layer. All of our industry product and solutions are based on this development methodology to ensure the integrity, consistency and completeness of our solutions offerings. To date, our consulting team has developed industry-specific solutions in three principal industry groups:

•	BFSI: treasury management, cash management, property and casualty insurance core, financial holding company business analysis, trust company core and banking risk management solutions.

•	Energy, transportation and public sector: supply chain management, enterprise information portals, business intelligence, business process integration and management and e-commerce solutions.

•	Communications: mobile and embedded technology, next generation platforms such as 3G/4G, OSS/BSS, business intelligence functionality and network security products.

In addition, we have assisted companies in the logistics industry by providing e-port consulting and solutions, to facilitate a range of services including cargo tracking, online customs clearing, online trading and other core logistics functions, distribution management solutions and warehouse management solutions.

Case Study—PetroChina. PetroChina Finance, the financial services arm of PetroChina, needed to update its financial management system including development and deployment of applications across regions and the integration of its settlement and accounting systems. Given the large and wide-spread network of PetroChina Group, as well as the frequency and large number of transactions, it needed to be able to centralize and supervise funds to optimize liquidity and security and allocate resources efficiently. Since beginning work with PetroChina Group in 2001, we have developed several business systems for PetroChina Finance, including a core financial settlement system, credit management system, foreign exchange management system and online banking system. As its business expanded, with our help, PetroChina also launched a cash management system to achieve more flexible and efficient cash utilization. The systems also help PetroChina to monitor and manage hundreds of foreign exchange accounts, involving multiple currencies, multiple jurisdictions and multiple banks. This solution has enabled PetroChina to more effectively grow its business both domestically in China and overseas.

IT Services

We provide integrated IT Services by focusing on understanding our clients’ business requirements, providing disciplined project management, and delivering and maintaining applications and managing outsourced IT functions. Our IT Services service line consists primarily of application development and maintenance services, or ADM, R&D services and infrastructure and software services. We typically market these services to the chief information officers, chief technology officers, departmental IT and R&D heads and/or outsourcing project heads of our clients, ranging across industries.

The following table sets forth the major components of our IT Services net revenues for the periods presented:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$21.2	38.5%	$42.8	49.7%	$61.8	45.8%
R&D Services	32.6	59.2	41.3	47.9	66.8	49.5
Infrastructure and Software Services	1.3	2.3	2.0	2.4	6.3	4.7

Total IT Services	$55.1	100.0%	$86.1	100.0%	$134.9	100.0%

Application Development and Maintenance (ADM). ADM involves the architecture, design, development, testing and maintenance of software applications customized specifically for a particular client or group of clients in a similar industry. We also customize complex software packages, build custom applications for mobile devices and embedded systems and develop supply chain management and enterprise applications. As part of our ADM services, we may also provide clients with application testing and localization services in order to optimize functionality and reliability of the applications to ensure business performance and continuity.

Clients also outsource to us maintenance of legacy applications, whereby we perform regular and ongoing maintenance work. Outsourcing maintenance allows our clients to focus on core development and new technologies while ensuring that the existing systems continue to operate without interruption.

Our professionals work onsite/onshore or offsite/offshore at one of our offices or sales and delivery centers. We work with our clients to structure our project engagements to provide us flexibility in meeting their needs for resource mix, technology know-how, industry knowledge, project duration and cost. Providing ADM services to our clients, in many cases, leads to follow-on opportunities to provide additional services to the same client in subsequent engagements.

Case Study—Microsoft. To help support Microsoft’s Online Advertising business growth, we provided IT consulting, project management and ADM services to help build its Yield Analytics Platform. The Yield Analytics Platform is a business intelligence platform built for the Network Strategy and Monetization Group within the Microsoft Online Advertising business. We were selected as the vendor based on successful track record for similar engagements. Using a team comprised of 30% U.S.-based and 70% China-based resources, we developed the end-to-end solution delivery process, including requirements analysis, development, testing, deployment and ongoing support. The result was a cost-effective, scalable, enterprise-level solution to meet Microsoft’s business needs. As a result of the successful delivery, our team has continued to add functionality to the Yield Analytics Platform, as well as take on additional systems to support the Microsoft Online Advertising initiatives. Our relationship with Microsoft began in 2006 with ADM services, and since then we have grown our service offerings to Microsoft to include a wide range of services, primarily consulting, application development and R&D services.

R&D Services. We provide outsourced R&D services, addressing both software products and hardware devices with embedded software applications and systems. Hardware equipped with embedded software includes computers, telecom equipment, mobile handsets and other consumer devices. Our R&D services encompass the entire software development lifecycle, including requirements analysis, concept generation, product realization, localization, quality assurance, and technology and information transfer to the client.

Case Study—Huawei. Huawei needed a customized system to enable monitoring of video through networks on an integrated platform. We designed, developed and tested a new system, known as Network Video Surveillance, which is a new platform enabling enterprises to monitor video feeds, as well as collect, transport, edit and store various alarm signals and data, over broadband networks. Huawei selected us as the provider for this project, utilizing our offsite delivery, based on our long-term relationship and track record for high quality, cost-effective delivery. The results of our work for Huawei’s Network Video Surveillance system were optimized processes and operational efficiencies, as well as reduced research and development costs.

Infrastructure and Software Services. Our infrastructure and software services typically involve the management of our clients’ systems from onsite or offsite locations. Our services include maintenance of third-party packaged software applications provided by vendors such as IBM and SAP, desktop maintenance services, security management services, data center services and system integration services.

Business Process Outsourcing Services

We leverage our experience serving clients in target industry verticals by increasingly providing BPO services. BPO services free clients from day-to-day management of non-core processes which are time and resource intensive, so they can focus on running and growing their core businesses. By engaging us to operate dedicated, secure facilities supporting their businesses, our clients are able to achieve significant operational efficiencies and cost savings. At the same time, we provide a high degree of transparency into our effectiveness and quality by utilizing mutually agreed governance arrangements, systematic reporting practices and key performance indicators. We typically market these services to c-level executives and other business executives, as well as functional operations heads across business units of our clients.

The nature of our BPO engagements allows us to gain deep insight into the unique business attributes of each of our clients. We leverage our Consulting & Solutions services to identify further IT enhancements for our BPO clients and have begun to provide additional IT Services to a number of such clients as a result. Consequently, we are able to further enhance our industry domain expertise and help our clients leverage technology to improve their business processes.

We provide securities trade processing services for the investment banking industry, which requires highly trained professionals with technical and financial knowledge. For the insurance industry, we provide digitization and archiving of policyholder information, as well as account processing and customer service. We also have cross-industry BPO capabilities including finance and accounting, customer care and human resources.

Case Study—UBS Investment Bank (UBS). We support the global trading desks of UBS Investment Bank by providing post-trade operation services in fixed income and equity derivatives from our sales and delivery center in Shanghai, China. In 2007, UBS embarked on a mission to expand its global outsourcing outside India, and with an established significant business presence in China, it chose China as a key strategic location. UBS chose us to develop a highly customized operation to support UBS’s global derivatives trading operations, to help reduce their dependence on a small number of Indian providers. Meeting the specific security requirements of UBS, we provide specific services including trade support, capture, reconciliation and MIS reporting. In addition to daily trade support activities, we also conduct research and reconciliation of historical trades booked in numerous UBS trading locations around the world. The activities conducted by us involve a distinct number of transactions and require significant analytical skills. Our team members supporting UBS are functional in English, Japanese and Chinese, and in many cases have had multiple years of finance industry experience prior to joining our highly specialized team. As the operation has grown to maturity, our team has worked closely with UBS to develop and monitor a series of key performance indicators and tools to automatically track daily performance data and enable ongoing performance reviews, which have been subsequently adopted for use within UBS business units.

Our Delivery Platform

We believe we have built one of the largest sales and service delivery platforms for IT services and solutions in China, growing from six sales and delivery centers as of January 1, 2007 to 19 sales and delivery centers as of the date of this annual report, of which 13 are located in China, spanning tier one cities, such as Beijing, Shanghai and Shenzhen, as well as key tier two and three cities, such as Chengdu, Dalian, Nanjing, Tianjin, Wuhan and Wuxi. In November 2010, we opened a new facility for our sales and delivery center in Wuxi. We will initially occupy approximately 10,000 square meters at this facility. We are in discussions to significantly expand our presence in Wuxi and are evaluating whether to lease or purchase the expanded facilities. We were early to recognize the cost benefits of expanding into China’s tier two and three cities, including more favorable blended labor costs and the ability to attract and retain required talent in increasing scale: by 2006, for example, we had established sales and delivery centers in Dalian and Wuhan. We also have operations in the United States, Europe and Japan that are close to the main offices of key Global clients. By combining onsite/onshore support and consulting with scalable and lower-cost offsite/offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility.

Our integrated global delivery platform allows us to deliver our services through a blend of onsite/onshore and offsite/offshore delivery methods:

Onsite/Onshore. We can dispatch a team of professionals to clients’ sites to engage with them in person, manage a project, and more closely address their needs. We have personnel stationed in China, the United States, Europe and Japan that regularly travel to clients’ sites and address their needs onsite/onshore, and from time to time we rotate professionals internationally as needed. Onsite/onshore delivery is best suited for clients wishing to have greater control or influence the management of their own projects but needing additional technology expertise, as well as to facilitate knowledge transfer and project management.

Offsite/Offshore. We have a dedicated pool of professionals in China that form a virtual extension of our onsite/onshore project team or a client’s own development team or operations, wherever the client may be located, in order to satisfy client needs on various tasks that take advantage of round-the-clock turn around times and lower delivery costs in China. Clients also tend to have more technically sophisticated work and large-scale projects carried out using a mix of onsite/onshore and offsite/offshore resources due to the large pool of highly skilled talent located in China. This allows our clients to reduce costs while maintaining consistent levels of quality and resources.

We tailor the composition of our teams to the specific needs of each client. Once the initial phases of an engagement have been completed, we generally utilize a greater portion of China-based resources over the remainder of the engagement, which allows us to better leverage our substantial base of offshore resources to maximize the cost-effectiveness of our services.

Our Clients

Our clients primarily include large corporations headquartered in China, the United States, Europe and Japan. We have built our key client relationships over many years. We have served our top ten clients by net revenues in 2009 and in 2010 (excluding one-time engagements) an average of 3.8 and 3.8 years, respectively. We have been able to grow with our clients by increasingly expanding the scope and size of our engagements. The net revenues we have derived from our top ten clients has grown from $41.0 million in 2008 to $107.0 million in 2010, representing a CAGR of 61.5% for the same period.

We have a strong market presence in China and are among the leading China-based providers serving clients in the United States, Europe and various markets in Asia. The following table sets forth our net revenues by geographic markets for the periods presented:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$32.4	39.3%	$77.4	57.6%	$110.1	55.9%
Global:
United States	30.2	36.5	37.1	27.6	53.6	27.1
Europe	3.9	4.8	6.7	5.0	12.7	6.5
Japan	14.2	17.2	12.7	9.4	20.4	10.4
Others	1.8	2.2	0.5	0.4	0.2	0.1

Global total	50.1	60.7	57.0	42.4	86.9	44.1

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

We have successfully established strong client relationships with both Greater China and Global clients within our primary industry verticals: for example, our key relationships include IBM, Microsoft and Sharp in technology, Alcatel-Lucent, AT&T and Huawei in communications, and Bank of China, China Life and UBS in BFSI, in each case as measured by revenue contribution in 2010.

Our technology, communications, BFSI and energy, transportation and public sector verticals accounted for, in the aggregate by client industry, 33.1%, 38.3%, 17.1% and 6.4%, respectively, of our net revenues in 2010. The following table sets forth our net revenues by client industry for the periods presented:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$40.2	48.7%	$53.8	40.0%	$65.2	33.1%
Communications	19.8	24.1	43.8	32.6	75.7	38.3
BFSI	13.1	15.9	19.2	14.3	33.6	17.1
Energy, transportation and public sector	6.4	7.7	13.5	10.0	12.5	6.4
Other	3.0	3.6	4.1	3.1	10.0	5.1

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. In 2008, Microsoft contributed more than 10% of our net revenues; and in 2009 and 2010, Huawei and Microsoft each contributed more than 10% of our net revenues, together accounting for 34.4% and 37.3% of our total net revenues in each period, respectively. In the aggregate, our top ten clients accounted for 49.7%, 56.7% and 54.3% of our net revenues in 2008, 2009 and 2010, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We generate a significant portion of our revenues from a small number of major clients and any loss of business from these clients could reduce our revenues and significantly harm our business.”

Human Capital

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 4,205, 7,676, and 9,285 employees as of December 31, 2008, 2009 and 2010 respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from leading universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. We have experienced what we believe to be relatively low attrition rates of 17.7%, 12.8% and 19.8% in 2008, 2009 and 2010, respectively.

Training and Development. We have training, continuing education and career development programs designed to ensure our technology and managerial personnel enhance their skill-sets in alignment with their respective roles. We have developed and promoted significant numbers of middle to senior level technical and management personnel from within our company. We continually review our competency model, which is based on the core values of our company culture, to determine the needs of capability development for technology and managerial personnel, while providing cross-functional assignments and exposure to internal strategic initiatives to prepare them for their next job role. As part of our systematic work force management practices, we conduct quarterly reviews and terminate employees that do not meet the quality levels required by our development programs and ultimately our clients.

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added a training center in Guangzhou. We expect to open another training center in Dalian in 2011. These training centers are supported by a combination of government subsidies, tuition from the students and funds from us. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

In 2009, we helped establish and fund a training institute in cooperation with the Wuxi City government, the iCarnegie-iSoftStone training institute, in which we have an equity investment. The iCarnegie-iSoftStone training institute utilizes the technical curriculum and professional certifications developed and maintained by iCarnegie Inc., the for-profit education arm of Carnegie Mellon University. The institute conducts certificate programs to train students in IT development, software development and other IT services skills, in English, which enables them to immediately begin serving clients. It has the capacity to train up to 10,000 students annually. The iCarnegie-iSoftStone training institute had 22 full-time and 8 part-time tutors as of March 31, 2011 and trained approximately 3,300 students in 2010. In January 2011, we replaced our training center in Wuxi with the iCarnegie-iSoftStone training institute (which will perform all our training functions in Wuxi going forward). We believe that the iCarnegie-iSoftStone training institute and our other training centers will help to create a sustainable and long-term source of high-quality candidates for positions with our company.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

Research and Development

We continuously invest in research and development to enhance our domain knowledge and develop industry specific solutions to improve our competitiveness. We have established a two-layer research and development organization. At the corporate level, our four iSoftStone R&D institutes, in Beijing, Tianjin, Wuhan and Wuxi, are exploring new technologies and related applications (such as cloud computing) which can be applied horizontally across our integrated suite of service offerings. At the industry vertical level, we have several innovation centers with research and development efforts focused on developing solutions to help us more quickly and cost-effectively address our clients’ requirements. Our research and development team has built a library of over 50 industry-specific proprietary software modules, which incorporate our intellectual property. These modules not only incorporate accumulated industry expertise and best practices, but also serve as building blocks for our broad service and solution offerings.

Sales and Marketing

Our sales and marketing strategy seeks to increase client awareness of our service offerings, generate new and recurring business from target clients, promote client loyalty and enhance brand recognition. We promote our services directly through our business development teams and other client-facing personnel. Members of our executive management team are also actively involved in managing key client relationships through regular interaction with our clients’ senior management.

Sales and Marketing Organization. We have invested in building a broad sales force and marketing team. As of December 31, 2010, our business development teams consisted of 380 full-time sales and marketing personnel, including 159 sales managers, each of whom is responsible for a designated sales region, industry vertical or client account. We group our sales offices by regions in China and globally, and we have sales offices in 13 major cities in China, as well as in Hong Kong, Taipei, the United States and Japan, as of December 31, 2010. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas. We use salesforce.com as our primary sales management tool, which helps us efficiently manage our sales pipeline and track sales performance.

Strategic Alliances. We frequently enter into strategic alliances to help global technology companies “go to market” in China by jointly targeting business opportunities in the domestic China market. Through these alliances our clients gain greater market access for their products and solutions and we gain valuable industry experience, technology know-how and additional revenue opportunities. Examples of these strategic alliances include our alliance with Sungard where we are assisting in the deployment and implementation of Sungard’s iWorks solution at domestic China insurance clients.

Competition

The market for IT services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

In the IT outsourcing market, we face competition from the following major competitors:

•

Chinese IT services companies, such as Camelot Information Systems, ChinaSoft International Ltd., HiSoft Technology International Limited, Longtop Financial Technologies Limited, Neusoft Group Ltd., and VanceInfo Technologies Inc.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	in-house IT departments of large corporations.

To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic China market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provides us with a competitive advantage in serving our clients.

We believe that we have a strong competitive position serving Greater China and Global clients, as recognized by various third-party publications. For example:

•	in 2009 and 2010, we were included as a Top 10 China’s Leading Service Provider, published by Gartner and IDC;

•	in 2010, we were included in the annual Global Outsourcing Top 100, published by the International Association of Outsourcing Professionals ®, or IAOP ®; and

•	In 2009, we were included as a Top 10 IT Outsourcing Company, published by ChinaSourcing Alliance.

Intellectual Property and Confidentiality

Protecting our IP rights and the IP rights of our clients is critical to our business. We have invested and will continue to invest in research and development to enhance our domain knowledge and create industry-specific solutions. As of December 31, 2010, we had registered IP including 91 software copyrights, one trademark and 11 domain names registered in China, one domain name registered in the United States, and one domain name registered in Japan, and we had applied for two trademarks in the United States related to our “iSoftStone” logo.

We employ a multi-layered approach to protect our clients’ IP, including implementing advanced technology and process-based protection and enforcement practices mandated by recognized security standards. In 2007, we became ISO 27001:2005 certified. Among other security measures, we require our employees and subcontractors to enter into non-disclosure agreements to limit access to and distribution of our clients’ proprietary and confidential information as well as our own. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. We screen our employees and provide security training. Physical layer security measures include clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, antivirus software, access control mechanisms and encryption techniques as required. We also operate our sales and delivery centers according to the security requirements of our clients, including guards, restricted access to server rooms, segregated networks, closed-circuit TV with recording devices, and other specific client requests.

Technology and Infrastructure

We have invested significantly in building our technology and infrastructure. As part of our technology infrastructure, we have our own data centers in Beijing, Nanjing, Shenzhen, Tianjin and Wuxi. In addition to supporting our own operations, we also use our data centers to serve our clients with infrastructure services. We expect to continue investing in our own IT infrastructure and more advanced technologies, such as cloud computing, to support our business growth.

Telecommunications linkage with client sites and between our various sites in China and overseas is a core component of our global delivery platform. We have designed a high-quality, scalable and secure network architecture that provides client connectivity, sales and delivery center connectivity and broadband connectivity.

Our clients operate in multiple jurisdictions and have a variety of voice and data systems. Our in-house solution architecture team has the capability to integrate our clients’ voice and data networks with our networks, support procedures, security environment and reporting procedures to create a homogeneous environment for consistent service delivery.

We use SAP’s human resources management system and financial management solutions to optimize our human resource and finance functions.

Quality Assurance

We have invested heavily in our service delivery quality, including project lifecycle management and quality controls. To standardize, document and make our development process more easily replicable, in 2005 we created iSoftStone Project Development Process, or iPDP, our in-house project management and quality assurance methodology. The increased automation enabled by iPDP also allows for more cost-effective project delivery. Depending upon the needs of our clients, we can also follow the standard processes requested by them, according to their specific needs. Throughout the development cycle and implementation process, our quality assurance methodology is embedded into the work we deliver. Through regular reports and communication, our clients have full visibility into the project progress.

We have achieved a wide range of recognition for our quality. We received our CMMi Level 5 certification in 2006, which expired in 2009, and we are currently in the process of renewing such certification. We became ISO 9001:2008 certified in 2010. We continually refine our software development and project delivery methodologies, tools and techniques, and implement performance metrics to drive ongoing improvements in our service delivery.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to PRC Information Technology Service Industry

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalog on Foreign Invested Industries (2007 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax for its first two profitable years and a 50% reduction of its applicable enterprise income tax rate for the three following years. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import/export policies and preferential tax rates. iSoftStone WFOE, iSoftStone Information Technology Co., Ltd., iSoftStone Information System Service Co., Ltd. and Beijing iSoftStone Boxin Technology Co., Ltd. were recognized as software enterprises in April 2006, July 2007, October 2007 and December 2008 respectively and remain so as of the date of this annual report.

Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. Our subsidiary iSoftStone WFOE obtained Grade 3 qualification certificate for systems integration in August 2008 and maintains this grade as of the date of this annual report.

In 2009, the Ministry of Commerce and the Ministry of Industry and Information Technology jointly promulgated a rule aiming to protect a fair competition environment in the PRC service outsourcing industry. This rule requires that each of the domestic enterprises which provides IT and technological BPO services and each of its shareholders, directors, supervisors, managers and employees should not violate the service outsourcing contract to disclose, use or allow others to use the confidential information of its client. Such enterprises are also required to establish an information protection system and take various measures to protect clients’ confidential information, including causing their employees and third parties who have access to clients’ confidential information to sign confidentiality agreements and/or non-competition agreements.

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2010, we had registered 91 software copyrights with the National Copyright Administration.

The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks. As of December 31, 2010, we had registered one trademark with the Trademark Office of the State Administration for Industry and Commerce and have eight trademark applications outstanding.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Exchange Administrative Regulations and various rules and regulations promulgated by SAFE, the Renminbi is freely convertible under current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriating investment and investment in securities outside China, prior approval of or registration with SAFE or its local branches is required.

Foreign-invested enterprises may only buy, sell and remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account transactions, after obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may make an equity investment in a PRC company, which will transform the PRC company into a subsidiary of the offshore holding company and a foreign-invested enterprise after the investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China. Under these laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to prior approval by the original approval authority of its establishment, which is usually the Ministry of Commerce or its local counterpart. In addition, the increase of registered capital and the total investment amount must both be registered with the State Administration for Industry and Commerce and SAFE or their local counterparts.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes and are subject to a number of PRC laws and regulations. Under these laws and regulations, such loans must be registered with SAFE or its local branches. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, should not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approvals.

In 2008, SAFE promulgated Circular 142 to regulate the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise converted from foreign currencies and settled in Renminbi may only be used for purposes within the business scope approved by the applicable governmental authorities and may not be used for equity investments within the PRC unless otherwise specifically provided for. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise converted from foreign currencies and settled in Renminbi. The use of such Renminbi capital may not be changed without SAFE approval, and it may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the foreign-invested enterprise’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the PRC Foreign Exchange Administrative Regulations.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their accumulated after-tax profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. These reserves are not distributable as cash dividends. iSoftStone WFOE is restricted from distributing any dividends to us until it has met these requirements set out in the regulations.

According to the Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises that are without any establishment or premise of business within China or if the dividends payable to such foreign investors do not have any connection with the establishment or premises of business of the foreign investors within China, to the extent that the dividends are deemed China-sourced income, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

Regulations on Overseas Investment by PRC Residents

In 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, or Circular 75. Circular 75 requires PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests to the offshore special purpose company, such PRC resident must modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity investment or creation of any security interest. If these shareholders fail to comply, the PRC subsidiaries of the offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

In addition, the National Development and Reform Commission promulgated a rule in 2004 requiring its approval for overseas investment projects made by PRC entities. However, there exists great uncertainty as to the interpretation of this rule with respect to its application to a PRC individual’s overseas investment and, in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been either approved by the National Development and Reform Commission or challenged by the National Development and Reform Commission based on the absence of its approval. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

Regulations on Employee Share Options

According to regulations and rules issued by the People’s Bank of China and SAFE, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas listed companies with PRC citizens’ participation require approval from SAFE or its local counterpart. Chinese citizens who are granted share options or shares by an overseas listed company are required to register with SAFE through a Chinese agent and complete certain other procedures. These procedures must be conducted by a PRC agent designated by the subsidiary of such overseas listed company with which the PRC citizens are affiliated. The PRC agent may be a subsidiary of the overseas listed company, a trade union having legal person status and representing employees of that subsidiary, a trust and investment company or any other financial institution qualified to act as a custodian of assets. Foreign exchange income received by such participant from the sale of shares or dividends distributed by the overseas listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent prior to any distribution of such income to such participants in a foreign currency or in Renminbi. We and our Chinese employees who have been granted share options or shares are subject to these rules and in the process of filing with SAFE and undertaking certain other procedures according to these rules.

Regulation of Merger and Acquisitions of Domestic Enterprises by Foreign Investors

In 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, to more effectively regulate foreign investment in PRC domestic enterprises. Under the M&A Rule, equity or assets merger and acquisition of Chinese enterprises by foreign investors will be subject to the approval from the Ministry of Commerce or its competent local branches. The M&A Rule also requires offshore special purpose vehicles formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of the securities of such special purpose vehicles on an overseas stock exchange.

The interpretation and application of the M&A Rule is currently unclear. However, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations, the M&A Rule does not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our iSoftStone WFOE was established as a foreign-invested enterprise before September 8, 2006, the effective date of the M&A Rule, and iSoftStone WFOE was not established through merger or acquisition. A copy of Han Kun Law Offices legal opinion regarding the M&A Rule is filed as an exhibit to our registration statement on Form F-1, which is available at the SEC’s website at www.sec.gov.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.”

Regulation on Employment

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. The Labor Contract Law and its implementation rules also require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in a labor contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated, including under the circumstance that a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices.

Regulations on PRC Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results —Taxes and Incentives—China.”

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 16 operating subsidiaries in China and two operating subsidiaries in the United States. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

The following diagram illustrates our current corporate structure and the place of formation and the ownership of our major subsidiaries and affiliated entity as of the date of this annual report. All of our subsidiaries are 100% owned or controlled by us except for Beijing Guodian Ruantong Technology Co., Ltd., in which we have a 60% equity interest, Beijing iSoftStone Jiewen Information Technology Co., Ltd., in which we have a 67% equity interest, and iHealthStone Co., Ltd., in which we have a 98.3% equity interest.

(1)	Includes a series of contractual arrangements among iSoftStone WFOE, Beijing iSoftStone, and certain shareholders of Beijing iSoftStone, including an exclusive outsourcing agreement, an exclusive technology consulting and management service agreement, a trademark and software licensing agreement, an equity pledge agreement, and an irrevocable proxy.

D. Property, Plant and Equipment

Facilities

Our principal executive offices are located on premises comprising approximately 11,919 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

As of the date of this annual report, we had offices in 14 cities across the Greater China region, namely Beijing, Changsha, Chengdu, Dalian, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen, Tianjin, Wuhan, Wuxi, Xi’an and Taipei occupying an aggregate of 79,672 square meters under leases with terms ranging from one to five years. Outside of the Greater China region, we maintain offices in Boston, Kirkland (WA), New York, Tokyo and Fukuoka, occupying an aggregate of 1,886 square meters under leases with terms ranging from one to five years.

The following table describes the leases and uses of property for each of our facilities as of the date of this annual report:

Location	Space	Usage of Property
	(in square meters)
Greater China
Beijing	14,626	Sales and delivery center Headquarter Sales Office Data Center iSoftStone R&D Institute
Changsha	1,138	Sales and delivery center Sales Office
Chengdu	2,079	Sales and delivery center Sales Office
Dalian	1,072	Sales and delivery center Sales Office
Guangzhou	2,277	Sales and delivery center Sales Office Training Center
Hangzhou	3,110	Sales and delivery center Sales Office
Nanjing	21,104	Sales and delivery center Sales Office Data Center
Shanghai	2,458	Sales and delivery center Sales Office
Shenzhen	12,669	Sales and delivery center Sales Office Data Center
Tianjin	5,545	Sales and delivery center Sales Office Data Center Training Center iSoftStone R&D Institute
Wuhan	1,469	Sales and delivery center Sales Office iSoftStone R&D Institute
Wuxi	10,729	Sales and delivery center Sales Office Data Center iSoftStone R&D Institute
Xi’an	1,344	Sales and delivery center Sales Office
Taipei	52	Sales and delivery center Sales Office
Japan
Fukuoka	62	Sales and delivery center Sales Office
Tokyo	184	Sales and delivery center Sales Office
U.S.
Boston	246	Sales and delivery center Sales Office
Kirkland (WA)	1,234	Sales and delivery center Sales Office
New York	160	Sales and delivery center Sales Office

In November 2010, we opened a new facility for our sales and delivery center in Wuxi. We will initially occupy approximately 10,000 square meters at this facility. We are in discussions to significantly expand our presence in Wuxi and are evaluating whether to lease or buy the expanded facilities. We expect to open another training center in Dalian in 2011.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating our business, you should carefully consider the information provided under “Item 3.D. Key Information — Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Revenues from our Greater China clients include all revenues from companies headquartered in Greater China, and revenues from Global clients include all revenues from companies headquartered outside of Greater China, including revenues from the Greater China-based operations of these overseas clients. Net revenues from our Greater China and Global client groups accounted for 39.3% and 60.7% of our net revenues in 2008, 57.6% and 42.4% of our net revenues in 2009 and 55.9% and 44.1% of our net revenues in 2010, respectively.

Our integrated suite of IT services and solutions includes IT Services (including application development and maintenance services, or ADM, R&D services and infrastructure and software services), Consulting & Solutions and BPO services. Our IT Services, Consulting & Solutions and BPO service lines accounted for 66.9%, 32.5% and 0.6% of our net revenues in 2008, 64.1%, 33.1% and 2.8% of our net revenues in 2009 and 68.5%, 27.6% and 3.9% of our net revenues in 2010, respectively.

To date, we have focused on serving clients in four target industry verticals, each with a large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. Our technology, communications, BFSI, and energy, transportation and public sector industry verticals accounted for 48.7%, 24.1%, 15.9% and 7.7% of our net revenues in 2008, 40.0%, 32.6%, 14.3% and 10.0% of our net revenues in 2009, and 33.1%, 38.3%, 17.1% and 6.4% of our net revenues in 2010, respectively.

We have built one of the largest sales and service delivery platforms for IT services and solutions in China. We have grown from six sales and delivery centers as of January 1, 2007 to 19 sales and delivery centers as of the date of this annual report, of which 13 are located in China, spanning tier one cities, such as Beijing, Shanghai and Shenzhen, as well as key tier two and three cities, such as Chengdu, Dalian, Nanjing, Tianjin, Wuhan and Wuxi. We also have operations in the United States, Europe and Japan that are close to the main offices of key Global clients.

Resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 1,527 employees as of January 1, 2007 to 9,285 employees as of December 31, 2010. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added a training center in Guangzhou. In 2009, we helped establish and fund a training institute in cooperation with the Wuxi City government, the iCarnegie-iSoftStone training institute, in which we have an equity investment. The iCarnegie-iSoftStone training institute utilizes the technical curriculum and professional certifications developed and maintained by Carnegie Mellon University, with an annual training capacity of up to 10,000 students. The iCarnegie-iSoftStone training institute had 22 full-time and 8 part-time tutors as of March 31, 2011 and trained approximately 3,300 students in 2010. In January 2011, we replaced our training center in Wuxi with the iCarnegie-iSoftStone training institute (which will perform all our training functions in Wuxi going forward). Our “Top 300” leadership development program is focused on identifying, training, promoting and relocating, as appropriate, qualified candidates to meet our middle and senior management needs.

Since inception, our net revenues have grown primarily through our organic business development efforts and strategic acquisitions. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. Recent strategic acquisitions include: our January 2008 acquisition of the IT services business of Shanghai Jiefeng Computer Science Co., Ltd., or Shanghai Jiefeng, a long-time Microsoft business partner, which increased our IT Services business with Microsoft; our February 2008 acquisition of Akona, which provided us consulting capabilities in the United States and further expanded our client relationship with Microsoft for Consulting & Solutions and IT Services; our March 2009 acquisition of the IT services business of Shenzhen Star Ronghe Science and Technology Co., Ltd., or Shenzhen Star, which enhanced our client relationship with Huawei and significantly increased the growth of our R&D services line; and our January 2011 acquisition of iHealthStone Co., Ltd., or iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry.

In 2008, 2009 and 2010, our net revenues were $82.5 million, $134.4 million and $197.0 million, respectively, representing a CAGR of 54.5%. In 2008, 2009 and 2010, our net income (loss) increased from a net loss of $3,000 to net income of $9.0 million, and then decreased to a net loss of $3.6 million, respectively, primarily due to share-based compensation charges on options granted to directors, employees and consultants and changes in the fair value of the return reset features and conversion feature of our convertible notes. Our non-GAAP net income for 2008, 2009 and 2010, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in the fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), were $4.7 million, $13.4 million and $19.6 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

Factors Affecting Our Results of Operations

We believe that the most significant macro-level factors affecting our results of operations include:

•	health of the global economy and the growth and development of China’s economy;

•	the overall growth of China’s IT services industry;

•	IT spending by Greater China and Global clients;

•	competition and related pricing pressure from other IT services providers in China, India and other global delivery locations;

•	wage inflation, particularly in China where most of our employees are based; and

•	changes in exchange rates, especially changes in the exchange rate between the Renminbi and the U.S. dollar.

Our results of operations are also expected to benefit from PRC government policies and regulations designed to foster the IT services industry in China. These policies and benefits are reflected in, among other things:

•	China’s IT services industry designation as a priority industry under the PRC government’s current and upcoming Five-Year Plans, the central government’s strategic roadmap for economic development;

•

strong central, provincial and local government support for China-based IT services providers in the form of grants, subsidies, incentive and other awards for training, technology development, research and development and other infrastructure development;

•

favorable tax treatment and policies, including the tax policy announced in July 2010 exempting certain companies located in 21 jurisdictions, including Beijing, Shanghai, Guangzhou and Shenzhen, from paying a 5% business tax on income derived from contracts signed with offshore entities for providing information technology outsourcing, business processing outsourcing and knowledge process outsourcing services; and

•	actions by the Chinese government to encourage state-owned enterprises to outsource more IT and non-core operational functions to enhance their competitiveness and efficiency.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. Government subsidies are reflected in our consolidated statement of operations for 2008, 2009 and 2010 as (i) a reduction to related expenses, primarily cost of revenues, of $1.7 million, $2.1 million and $7.7 million, respectively, and (ii) other income of $0.9 million, $3.0 million and $3.3 million, respectively.

Our results of operations in any given period are more directly affected by company specific factors, including:

•

Revenue mix by service line. Our IT Services, Consulting & Solutions and BPO service lines accounted for 66.9%, 32.5% and 0.6% of our net revenues in 2008, 64.1%, 33.1% and 2.8% of our net revenues in 2009 and 68.5%, 27.6% and 3.9% of our net revenues in 2010, respectively. Our Consulting & Solutions service line has generally enjoyed higher margins, followed by our IT Services then BPO service lines. As the mix of services we deliver in any period will vary, we expect our margins will vary accordingly.

•

Our ability to deepen and expand our suite of service offerings while maintaining our high standard of quality. The breadth and depth of our service offerings impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals. Our future growth and success depend significantly on our ability to anticipate the needs of our clients and rapidly develop and maintain these capabilities, including relevant industry vertical domain knowledge and technological capabilities required to meet those needs, while maintaining our high standard of quality.

•

Diversity of our client base. In recent years, as we have expanded significantly in the IT services industry, we have diversified our client base of both Greater China and Global clients. In the twelve months ended December 31, 2010, our clients included 76 Fortune 500 companies, of which 24 were Greater China clients and 52 were Global clients. While we are seeking out new clients in each of our target industry verticals, we will continue to enhance our strategic relationships with our existing clients. Our ten largest clients accounted for 49.7%, 56.7% and 54.3% of our net revenues in 2008, 2009 and 2010, respectively. The gain or loss of any significant client, or any significant change in the business volume from a significant client, will affect our results of operations.

•

Pricing of our services. For time-and-expense contracts, our billing rates are a key factor impacting our gross margins and profitability. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of delivery method (onsite/onshore or offsite/offshore) and the mix of experience levels of personnel on a particular project. Some larger clients receive reduced pricing through reduced billing rates. As a client relationship matures and deepens, we seek to maximize our billings and profitability by expanding the scope of services offered to the client and optimizing the mix of professionals providing services to that client. We are entering into a growing portion of our contracts on a fixed-price basis. Our ability to profitably price these contracts requires that we accurately assess the time and resources required for completing projects. Underestimating the required time and resources may result in cost overruns or mismatches in project staffing, thereby yielding lower profit margins than anticipated. Conversely, overestimating our costs may result in our submitting uncompetitive bids and inability to win business.

•

Effective retention and management of employees. Our ability to effectively retain and manage our employees will have an effect on our gross margin and our results of operations. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could also cause us to experience lower employee utilization resulting from a higher than expected number of idle employees. Our ability to effectively utilize our employees is typically improved by longer-term engagements due to increasing predictability of client needs over the course of the engagement. Furthermore although our headcount has grown significantly, we have experienced what we believe to be relatively low attrition rates of 17.7%, 12.8% and 19.8% in 2008, 2009 and 2010, respectively, largely by offering an attractive working environment, ongoing training and diverse career development opportunities. A significant increase in our attrition rate could decrease our productivity and, in turn, our profitability.

•

Investments in our delivery platform. We have grown from six sales and delivery centers as of January 1, 2007 to 19 sales and delivery centers as of the date of this annual report, of which 13 are located in China, spanning tier one cities such as Beijing, Shanghai and Shenzhen, as well as key tier two and three cities such as Chengdu, Dalian, Nanjing, Tianjin, Wuhan and Wuxi, and we have operations in the United States, Europe and Japan that are close to the main offices of key Global clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite/onshore and offsite/offshore methods. Early on, we recognized the benefits of expanding into China’s tier two and three cities, including more favorable blended labor costs and the ability to attract and retain required talent in increasing scale. For example, by 2006 we had established sales and delivery centers in Dalian and Wuhan. Our ability to effectively utilize this robust delivery platform will significantly affect our results of operations in the future.

•

Investments in training and R&D. To develop deeper industry knowledge and deeper understanding of our clients’ needs and more quickly and cost-effectively address our clients’ requirements while maintaining the high quality standard of our services, we continually invest in training and research and development. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added a training center in Guangzhou. In 2009, we helped establish and fund a training institute in cooperation with the Wuxi City government, the iCarnegie-iSoftStone training institute, in which we have an equity investment. The iCarnegie-iSoftStone training institute utilizes the technical curriculum and professional certifications developed and maintained by Carnegie Mellon University, with an annual training capacity of up to 10,000 students. The iCarnegie-iSoftStone training institute had 22 full-time and 8 part-time tutors as of March 31, 2011 and trained approximately 3,300 students in 2010. We expect to open another training center in Dalian in 2011. In January 2011, we replaced our training center in Wuxi with the iCarnegie-iSoftStone training institute (which will perform all our training functions in Wuxi going forward). In addition, we continuously invest in R&D to enhance our domain knowledge and improve our competitiveness. Among other activities, we established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi and have leveraged our R&D efforts to build a library of industry-specific proprietary software modules (currently over 50 modules) for our use in the delivery of our services. We expect that our ability to effectively utilize our training and R&D capabilities will significantly affect our results of operations in the future.

•

Impact of strategic alliances and business acquisitions. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to expand our geographic presence, establish or deepen client relationships, increase our service offerings and capabilities and enhance our industry and technical expertise. Our acquisitions of Beijing Kebao System Engineering Co., Ltd., or Beijing Kebao in 2007 and Akona in 2008, for example, enabled us to rapidly enter into the Japanese market and expand our U.S. presence. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We often enter into strategic alliances with Global technology clients as they are expanding into the China market. Examples of these strategic alliances include our alliance with Sungard where we are assisting in the deployment and implementation of Sungard’s iWorks solution at domestic China insurance clients.

•

Seasonality. Our business is also affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their IT budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our net revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

Acquisitions

Since inception, our net revenues have grown primarily from organic business development, supplemented by strategic acquisitions. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Due to integration with our other operations, it is generally difficult for us to track the revenue contributions of specific, individual acquisitions in subsequent periods. As a result, our financial results in corresponding prior periods may not be directly comparable. The following are what we believe are our most significant recent acquisitions:

•

In January 2008, we acquired Shanghai Jiefeng, which is a long-time Microsoft business partner and has strong expertise in Microsoft .Net based technologies. This acquisition brought us proprietary Microsoft .Net based technologies and strengthened our capability to provide Microsoft .Net based application development services to clients.

•	In February 2008, we acquired Akona, providing us with consulting and IT services capabilities in the United States and further expanding our client relationship with Microsoft.

•	In March 2009, we acquired Shenzhen Star, enhancing our client relationship with Huawei and significantly increasing the growth of our R&D services.

•

In March 2009, we acquired the IT services business of MDCL-Frontline (China) Ltd., or MDCL, and its affiliates in Beijing, Shanghai, Hong Kong and Taiwan, securing a group of high quality personnel and increasing our presence in Hong Kong and Taiwan. In April 2011, we entered into a definitive agreement to acquire a minority equity interest (with an option to acquire a majority interest) in MDCL. The investment will significantly enhance our capability to provide system integration and maintenance services to domestic Chinese clients as well as Global clients with significant operations in Greater China. The transaction is expected to close in the second quarter of 2011.

•	In October 2010, we acquired Ascend Technologies, Inc., or Ascend, expanding our geographic and service capabilities to better serve global BFSI clients and deepen our BFSI domain expertise.

•

In November 2010, we acquired Shanghai Kangshi Information Systems Company Limited, or Shanghai Kangshi, enhancing our capability to provide business intelligence services to our Greater China and Global clients.

•	In January 2011, we acquired iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry.

We anticipate that selective acquisitions and strategic alliances will expand our capabilities, geographic presence and service offerings, increase our scale, and continue to be a source of revenue growth. Acquisition-related challenges include quickly and effectively integrating the acquired business and services into our existing business and service offerings and retaining acquired clients and employees. For additional information on these and other acquisitions, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to integrate or manage acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.”

As a result, we may not realize the benefits of our acquisitions as soon as anticipated or at all. Also, these challenges become more difficult as we expand our business from primarily operating in China to operating on a global basis, or as we acquire technology or industry domain knowledge or technical know-how in which we have not historically maintained expertise.

Certain Income Statement Line Items

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. In recent years, we have experienced rapid growth and significantly expanded our business. We are subject to business taxes at a rate of 5% of total revenues for certain types of contracts. Our net revenues increased from $82.5 million in 2008 to $134.4 million in 2009 and $197.0 million in 2010, or 63.0% and 46.6% growth, respectively. We discuss below the breakdown of our net revenues by service line, geographic markets, client industry, major clients and pricing method.

Net Revenues by Service Line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) BPO services. The following table presents our net revenues by service line for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
IT Services	$55.1	66.9%	$86.1	64.1%	$134.9	68.5%
Consulting & Solutions	26.9	32.5	44.5	33.1	54.3	27.6
BPO Services	0.5	0.6	3.8	2.8	7.8	3.9

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

IT Services. Historically, IT Services has represented the substantial majority of our net revenues. Our net revenues from IT Services increased significantly in absolute terms as a result of our continued ability to increase the number and scope of our engagements with our major IT Services clients and the strong demand for outsourced technology services. The following table sets forth our net revenues by the major components of our IT Services for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$21.2	38.5%	$42.8	49.7%	$61.8	45.8%
R&D Services	32.6	59.2	41.3	47.9	66.8	49.5
Infrastructure and Software Services	1.3	2.3	2.0	2.4	6.3	4.7

Total IT Services net revenues	$55.1	100.0%	$86.1	100.0%	$134.9	100.0%

Key drivers for growth in particular IT Services components include:

•	Greater China clients’ increasing adoption of technology outsourcing and desire to engage with China-based companies as their providers;

•	Global clients’ increasing acceptance of China as a primary or complementary location for delivery of IT services;

•	a growing willingness by independent software vendors and hardware original equipment manufacturers, or OEMs, to outsource product development;

•	a growing willingness of our existing clients to engage us to provide additional services which they may not have purchased from us or others previously; and

•

strategic acquisitions, such as our acquisition in March 2009 of the IT services business of Shenzhen Star, enhancing our client relationship with Huawei and significantly increasing the growth of our R&D service line.

Consulting & Solutions. We have provided Consulting & Solutions services since our inception. Our industry expertise and technical know-how in targeted industry verticals have enabled us to grow our Consulting & Solutions revenues by delivering solutions designed to improve a client’s technology functionality, business performance and overall competitiveness. Our Consulting & Solutions engagements are often strategic in nature and involve frequent contact with c-level executives. Consulting & Solutions engagements also help us identify and secure additional opportunities to offer clients complementary IT Services. Key investments in this service line include development of industry-specific solutions and strategic hires and acquisitions to obtain critical domain expertise.

BPO Services. We began investing in our BPO service line and recognized our first BPO services revenues in 2008. Our BPO service line leverages our industry expertise, allowing clients to achieve operational efficiencies and cost savings by outsourcing non-core business processes to us. By providing BPO services, we gain knowledge of each client’s unique business, often resulting in opportunities for us to cross-sell additional services.

While we expect IT Services to continue to grow and account for the majority of our net revenues in the foreseeable future, we also expect continued growth in our Consulting & Solutions and BPO net revenues in absolute terms, and we expect our BPO service line to account for an increasing percentage of our net revenues as we expand this service line.

Net Revenues by Geographic Markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others), which accounted for 39.3% and 60.7% of our net revenues in 2008, 57.6% and 42.4% of our net revenues in 2009 and 55.9% and 44.1% of our net revenues in 2010, respectively. We record our net revenues based on the headquarters of our clients irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. The following table sets forth our net revenues by geographic market for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$32.4	39.3%	$77.4	57.6%	$110.1	55.9%
Global:
United States	30.2	36.5	37.1	27.6	53.6	27.1
Europe	3.9	4.8	6.7	5.0	12.7	6.5
Japan	14.2	17.2	12.7	9.4	20.4	10.4
Others	1.8	2.2	0.5	0.4	0.2	0.1

Global total	50.1	60.7	57.0	42.4	86.9	44.1

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

The table above reflects, among other things, the strength of our Greater China business during the recent economic crisis. Also, despite the significant slowing of IT spending in the United States and Europe, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions. In Japan, we experienced a modest decline in net revenues from 2008 to 2009, then a modest rebound in 2010.

We strive to maintain a balanced business mix from both Greater China and Global clients. We expect Greater China clients to continue outsourcing to third-party IT services providers to achieve the benefits associated with outsourcing, such as the ability to focus on their core businesses, leverage best-in-class systems knowledge and benefit from operational efficiencies over time. Similarly, we expect that Global clients will increase their focus on China as a long-term growth market for their own products and services and continue to develop long-term relationships with China-based IT services providers as they continue to diversify the key locations to which they send outsourced work.

Net Revenues by Client Industry

To date, we have focused on serving both Greater China and Global clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; BFSI; and energy, transportation and public sector.

The following table sets forth our net revenues by client industry for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$40.2	48.7%	$53.8	40.0%	$65.2	33.1%
Communications	19.8	24.1	43.8	32.6	75.7	38.3
BFSI	13.1	15.9	19.2	14.3	33.6	17.1
Energy, transportation and public sector	6.4	7.7	13.5	10.0	12.5	6.4
Other	3.0	3.6	4.1	3.1	10.0	5.1

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

Historically, we have primarily focused on clients in the technology industry and the communications industry, which includes both telecommunications operators and communications equipment vendors. Our growth in net revenues from these industries has been driven primarily by the increase in demand for outsourced technology services. In the future, we expect to focus increasingly on serving clients in a broader range of industries, including a greater focus on BFSI and energy, transportation and public sector.

Net Revenues by Key Clients

We have grown with our clients by increasingly expanding the scope and size of our engagements, and we have grown our key client base both by our internal business development efforts and through strategic acquisitions. From 2008 to 2010, we increased the number of clients generating over $1.0 million in annual net revenues from 13 in 2008 to 20 in 2009 and 30 in 2010, and we increased the number of clients generating over $3.0 million in annual net revenues from four in 2008 to six in 2009 and eight in 2010. The following table sets forth total net revenues contributed by our top five and top ten clients for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Top five	$32.5	39.4%	$62.0	46.2%	$90.8	46.1%
Top ten	$41.0	49.7%	$76.3	56.7%	$107.0	54.3%

In 2008, Microsoft contributed more than 10% of our net revenues; and in 2009 and 2010, Huawei and Microsoft each contributed more than 10% of our net revenues, together accounting for 34.4% and 37.3% of our total net revenues in each period, respectively.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not their exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Pricing Method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our BPO services, on the basis of volume of work processed for our clients. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved, and the business outcomes our clients are looking to achieve. Historically, we provided more of our net revenues on a time-and-expense basis, but over time we have begun to derive a greater portion of net revenues on a fixed-price basis, which our Consulting & Solutions clients in Greater China typically prefer. The following table sets forth out net revenues by pricing method for 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$42.8	51.9%	$74.0	55.1%	$79.4	40.3%
Fixed-price basis	39.2	47.5	57.7	42.9	115.8	58.8
Volume basis (BPO)	0.5	0.6	2.7	2.0	1.8	0.9

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%
Cost of revenues (1):
Salary and compensation expenses	37.5	45.5	67.1	50.0	96.6	49.0
Subcontracting costs	12.8	15.5	13.5	10.0	16.3	8.3
Rental expenses	1.5	1.8	2.8	2.1	3.6	1.8
Travel and transportation expenses	1.5	1.8	1.9	1.4	3.9	2.0
Depreciation and amortization expenses	0.9	1.1	1.2	0.9	1.9	0.9
Other	0.9	1.1	1.9	1.4	3.4	1.8
Total cost of revenues (1)	55.1	66.8	88.4	65.8	125.7	63.8

Gross profit and gross margin	$27.4	33.2%	$46.0	34.2%	$71.3	36.2%

(1)	Includes government subsidies as a reduction of cost of revenues totaling $1.6 million, $1.8 million and $6.1 million in 2008, 2009 and 2010, respectively.

Cost of Revenues

The principal component of our cost of revenues is salaries and other compensation expenses, including share-based compensation expenses. Salary and compensation expenses for senior management who are not directly responsible for performing client services, business development personnel and other personnel involved in support functions are included in operating expenses. Our salary and compensation expenses increased by 78.9% from $37.5 million in 2008 to $67.1 million in 2009 and by 43.8% to $96.6 million in 2010.

A significant majority of our employees are located in China, where labor costs in the IT services industry are relatively low compared to more developed nations. Within China, labor costs vary across different regions, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. Early on, we recognized the cost benefits of expanding into China’s tier two and three cities and have increased the proportion of our employees in sales and delivery centers in cities with lower wage levels. For example, by 2006, we had established sales and delivery centers and sales offices in Dalian and Wuhan. As wages in China continue to increase, we may experience increases in our labor costs, particularly expenses for project managers and other mid-level professionals. We seek to maintain compensation levels in accordance with prevailing trends in our industry. We expect to continue to offset our labor costs by leveraging the benefits of government subsidies, which has resulted in lower salary and compensation expenses as a percentage of revenue.

Subcontracting costs reflect purchases of certain implementation services and, to a lesser extent, hardware and software from third parties. These expenses have varied from period to period, primarily as result of our project-by-project assessment of the need for subcontracting services.

Other expenses included in cost of revenues include rental expenses, travel and transportation expenses, and depreciation and amortization expenses.

We expect our cost of revenues to increase in absolute dollar terms with the growth of our business and to vary as a percentage of net revenues depending on service mix, billing rates and our ability to capture operational efficiencies from our integrated delivery platform as our business grows in China and globally.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit as a percentage of net revenues. Our gross profit and gross margin are affected by factors affecting our net revenues, such as overall demand for outsourced technology services, pricing and billing rates for our individual client engagements, and our cost of revenues, such as wage levels. Other factors resulting in changes in our gross profit and gross margin include: our ability to optimize employee utilization, delivery of our services through a blend of our onsite/onshore or offsite/offshore delivery methods and to maintain appropriate staffing levels; changes in pricing terms; and variation in the duration, type, size, timing and scope of our engagements.

Our overall gross profit and gross margin is impacted by our service mix. Generally, we realize the highest gross margins on our Consulting & Solutions services, followed by our IT Services and then our BPO services. We anticipate opportunities to expand our overall margins as we begin to realize operational efficiencies from prior investments in our global delivery platform and software modules, partially offset by lower gross margins on our BPO services. BPO services generally generate lower overall gross margins, particularly in the initial stages of an engagement, with margin improvement as these services scale and mature. BPO services contribute favorably to our client retention and understanding of our clients’ businesses, and provide opportunities to cross-sell our other services. Our overall gross profit and gross margin is also impacted by our government subsidies, which serve primarily to offset our salary and compensation component of our cost of revenues. The amounts that we have received in the past have fluctuated significantly.

Operating Expenses

Our operating expenses principally consist of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth our operating expenses in 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
General and administrative expenses	$16.3	19.8%	$26.7	19.9%	$44.3	22.5%
Selling and marketing expenses	11.3	13.7	13.2	9.8	17.5	8.9
Research and development expenses	1.1	1.3	1.2	0.9	3.8	1.9

Total operating expenses	$28.7	34.8%	$41.1	30.6%	$65.6	33.3%

General and Administrative Expenses

General and administrative expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our finance, legal, human resources and executive office personnel, and also include rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. Our general and administrative expenses have increased primarily as a result of our expanding operations and the build out of our senior and mid-level management teams to support our growth. For example, for our Greater China operations, many of our key senior management come from major global companies, and for our Global operations, our key senior regional managers include: in the United States, a former senior executive of EDS; in Japan, a former senior executive of IBM; and in Europe, a former senior executive of Siemens. Our general and administrative expenses also increased as a result of additional professional services fees, such as auditing and legal consulting, as a result of our initial public offering.

We expect our general and administrative expenses to continue to increase in absolute terms as our business expands, as well as in connection with the reporting and compliance costs related to being a public company. However, as a result of our management and infrastructure investments, we believe our platform is capable of sustaining a substantial increase in net revenues without a proportionate increase in our general and administrative expenses, with general and administrative expenses expected to decline as a percentage of our net revenues as we grow our business.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our sales and marketing personnel, and also include amortization expenses, entertainment, travel and transportation, and other expenses relating to our marketing activities. Our selling and marketing expenses in 2008, 2009 and 2010 included $2.2 million, $1.9 million, and $1.6 million respectively, in amortization expenses related to the intangible assets of our acquired entities, primarily of acquired client bases. While we expect our selling and marketing expenses to increase in absolute terms as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our research and development personnel, and also include travel and transportation, office overhead and other expenses relating to our research and development activities. Although we expend significant resources on our research and development efforts, we have done so by efficiently leveraging China’s overall cost structure, experience gained from prior client engagements and our continuous investment in our library of industry-specific proprietary software modules (currently over 50 modules). This investment has enhanced our domain knowledge, improved our competitiveness and enabled us to identify attractive market opportunities for new and enhanced services and solutions. We have also established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi. We expect to continue to invest in research and development. We expect that our ability to effectively utilize our research and development capabilities will significantly affect our results of operations in the future.

Government Subsidies

Government subsidies consist of government grants, subsidies and similar incentives that we apply for, and from time to time we receive from various PRC government authorities, related, for example, to grants for training and employment of graduates, technology development and assistance for the development of operational infrastructure. The amounts that we have received in the past have fluctuated significantly. While we intend to continue to apply for government subsidies and government incentives in the future, there can be no guarantee that we will receive any such subsidies and incentives in the future.

Government subsidies are recorded as receivables when the approval documents are obtained from the local government authorities and we have the right to receive the subsidies. Subsidies intended to compensate for specific expenditure are recognized in our statement of operations as deductions to the cost of revenues and related expenses when the receivable is booked. Subsidies not intended to compensate for specific expenditures are recognized as other operating income when booked.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. Government subsidies are reflected in our consolidated statement of operations for 2008, 2009 and 2010 as (i) a reduction to related expenses, primarily cost of revenues, of $1.7 million, $2.1 million and $7.7 million, respectively, and (ii) other income of $0.9 million, $3.0 million and $3.3 million, respectively.

Interest Expense

Our interest expenses have arisen from our short-term bank borrowings, primarily at fixed interest rates, and accrued interest on our convertible notes. Our interest expense in 2008, 2009 and 2010 was $0.4 million, $0.9 million and $5.7 million, respectively. Our interest expense in 2008 and 2009 was mainly related to interest on short-term bank borrowings. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. On March 3, 2011, the holders of the remaining $20.0 million principal amount of convertible notes agreed to convert all their convertible notes plus accrued interest into 20,406,720 of our ordinary shares. After the first quarter of 2011, when the conversion was completed, there will no longer be an impact on our statement of operations from (i) the change in fair value of convertible notes derivatives or (ii) accrued interest expenses on our convertible notes.

Change in Fair Value of Convertible Notes Derivatives

In December 2009 and April 2010, we issued notes convertible into our ordinary shares in the aggregate principal amount of $38 million in a series of private placements to several investors. Certain terms of these convertible notes were determined as embedded derivatives and carried at fair value at each period end. The change in fair value of convertible notes derivatives was recognized as an expense of $8.4 million in 2010 in our consolidated statement of operations. In connection with our initial public offering in December 2010, our convertible notes with an aggregate principal amount of $18.0 million were converted into our ordinary shares. In March 2011, all of the remaining convertible notes with an aggregate principal amount of $20.0 million were converted into our ordinary shares. The change in fair value of convertible notes derivatives was recognized as an income of approximately $2.8 million in the first quarter of 2011 in our consolidated statement of operations.

Income Tax Benefit

Although we had operating income in 2008, 2009 and 2010, we achieved income tax benefit of $0.5 million, $0.8 million and $0.3 million in 2008, 2009 and 2010, respectively. These income tax benefits reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized. In 2011 and in the foreseeable future, as certain of our significant subsidiaries are expected to (i) have taxable income and/or (ii) be subject to expiring tax holidays and other benefits that have the effect of raising applicable taxable rates, we expect to incur income tax expense.

Share-Based Compensation Expenses

During 2008, 2009 and 2010, we recognized share-based compensation expenses in connection with option grants and arrangements with respect to unvested shares. The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, general and administrative expenses, selling and marketing expenses and research and development expenses, respectively, during 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$85	$159	$175
General and administrative expenses(1)	1,258	2,074	8,091
Selling and marketing expenses	44	110	273
Research and development expenses	1	7	7

Total share-based compensation expenses	$1,388	$2,350	$8,546

(1)	Included in the $8.5 million share-based compensation charge in 2010 is a $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

Option Grants

We adopted our 2008 Share Incentive Plan, or the 2008 Plan, in March 2008 and subsequently amended it in September 2010. We adopted our 2009 Share Incentive Plan, or the 2009 Plan, in December 2009, and subsequently amended it in April and September 2010. As of April 30, 2011, options to purchase 36,779,017 ordinary shares are outstanding under our 2008 Plan and options to purchase 46,086,167 ordinary shares are outstanding under our 2009 Plan.

We adopted our 2010 Performance Plan, or the 2010 Plan, in November 2010. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of April 30, 2011, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 21,099,096 and options to purchase 492,500 ordinary shares and awards with respect to 665,999 restricted shares are outstanding under the 2010 Plan.

Share-based payment transactions with employees such as share options are measured based on the grant date fair value of the equity instrument. Subject to certain forfeiture assumptions and related adjustments, we recognize the compensation costs over the requisite service period of the award, generally the vesting period of the award. Shares awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

Based on existing option grants as of December 31, 2010, we had a total of $10.9 million in unrecognized compensation expenses related to unvested options, which we expect to recognize over a weighted averaged period of 2.2 years using the straight-line method. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods.

Non-vested Shares

We entered into the arrangements described below which constitute share-based compensation arrangements with respect to non-vested shares and resulted in share-based compensation expense:

•

In November 2005, in connection with our series A financing, 90,304,561 ordinary shares owned by certain of our founders, who were also our senior management, were subject to repurchase rights at $0.01485 per share (significantly lower than their fair value at the date of grant), exercisable if any of these founders terminated their employment with us within 24 months. This arrangement was treated as a share-based compensation based on the difference of the grant date fair value of the ordinary shares and the repurchase price.

•

From 2006 to 2010, we granted 1,580,764 ordinary shares, in aggregate, to certain employees in connection with the acquisition of Beijing Kebao. in 2006, the acquisition of the IT services business of MDCL in 2009 and the employment of certain other employees, subject to a right of return in our favor for free if the grantees terminated their employment within a period of 24-36 months. These arrangements were treated as a share-based compensation. In 2008, 2009 and in 2010, we recognized $52,000, $86,000, and $50,000 in related share-based compensation expense in connection with these arrangements.

Based on existing non-vested shares as of December 31, 2010, we had a total of $5,700 in unrecognized compensation expenses related to non-vested shares.

Other share-based compensation arrangements

In April 2010, we entered into a share incentive agreement with certain key employees. Pursuant to this agreement, we issued 4,500,000 of our ordinary shares in April and June 2010, which were considered share-based compensation, and we incurred a $2.7 million charge to our consolidated statement of operations immediately for 2010.

We also agreed to issue up to 1,000,000 of our ordinary shares to these key employees based on their performance in 2010. We recognized a $640,000 compensation expense for 2010 for this share-based compensation arrangement.

Amortization of Intangible Assets

The following table sets forth the amortization of intangible assets (comprised of client base, contract backlog, software copyright and non-compete arrangements) recognized as part of our cost of revenues and selling and marketing expenses for 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$447	$87	$385
Selling and marketing expenses	2,202	1,928	1,580

Total intangible amortization expenses	$2,649	$2,015	$1,965

We expect to record amortization expenses of $2.5 million, $1.5 million, $1.1 million, $0.4 million and $0.1 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively. These amortization expenses are expected to be primarily a result of amortization of intangible assets related to historical acquisitions.

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

United States; Japan; Taiwan

Our U.S. subsidiary iSoftStone Inc. is subject to U.S. federal income taxes at graduated tax rates from 15% to 35%.

Our Japanese subsidiary, iSoftStone Japan, is subject to Japanese income taxes of 42%.

iSoftStone Hong Kong Limited, Taiwan Branch was subject to Taiwan income taxes of 25% in 2009. Effective January 1, 2010, iSoftStone Hong Kong Limited, Taiwan Branch is now subject to Taiwan income taxes of 17%.

China

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. iSoftStone WFOE, as a new technology enterprise, was granted a six-year tax holiday commencing from 2006, which entitles it to a three-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The Enterprise Income Tax Law and its implementation regulations also permit qualified “high-tech enterprises” to enjoy a reduced 15% enterprise income tax rate. iSoftStone WFOE and Guangzhou Ruandong Zhiruan obtained the qualification certificates of high-tech enterprise status in 2008 with a valid period of three years from 2008 to 2010, and therefore they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. Our local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2010. Guangzhou Ruandong Zhiruan, as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 until its dissolution in September 2010. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.”

Under the Enterprise Income Tax Law and its implementation regulations, a newly established software enterprise is entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. iSoftStone Information System Service Co., Ltd. has been recognized as a newly established software enterprise and was entitled to an enterprise income tax exemption for 2008 and 2009, and a 50% enterprise income tax rate reduction for 2010, 2011 and 2012, based on the statutory enterprise income tax rate of 25%, if it can maintain its qualification as a software enterprise. In addition, iSoftStone Information System Service Co., Ltd. was recognized as a key software enterprise in 2010 and was entitled to a reduced income tax rate of 10% for 2010 according to a Notice regarding Several Preferential Policies for Enterprise Income Tax promulgated by the Ministry of Finance and the State Administration of Taxation on February 22, 2008. Since we obtained the approval of software enterprise in 2011, the difference between the tax rate of 10% and what we used in 2010, which was 12.5%, was reflected in our operating result in first quarter of 2011. Similarly, iSoftStone Information Technology Co., Ltd., which is qualified as a software enterprise, is entitled to an enterprise income tax exemption for 2010 and 2011, and a 50% enterprise income tax rate reduction for 2012, 2013 and 2014, based on the statutory enterprise income tax rate of 25%.

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage developments of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, rebates and business tax exemptions in additional to the preferential enterprise income tax treatments as described above. For some of our software solutions, we are entitled to receive a 14% VAT rebate on the total VAT payable at the rate of 17% before December 31, 2010 if we have registered the copyright for these solutions in China and have met certain government authorities’ requirements. We record the VAT rebate as revenue when we pay the relevant VAT and properly file the rebate application to tax authority when the related rebates become receivables. In addition, we are currently exempted from business taxes for revenues generated from technology development, transfer and related consulting services.

On July 28, 2010, the PRC government issued a preferential tax policy which will exempt certain companies located in 21 jurisdictions including Beijing, Shanghai, Guangzhou and Shenzhen, among others, from paying a 5% business tax on income derived from contracts signed with offshore entities for providing information technology outsourcing, business processing outsourcing and knowledge process outsourcing services. Those companies already taxed on such service outsourcing income since July 1, 2010 have been refunded within 2010. A number of our PRC subsidiaries qualify for the tax benefits as provided in this new tax policy.

Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentives currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations.

        Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to us were and will continue to be subject to PRC withholding tax. The current withholding tax rate is 10%.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2009 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008		2009		2010
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in thousands, except percentages)
Net revenues:	$82,464	100.0%	$134,387	100.0%	$196,975	100.0%
IT Services	55,135	66.9	86,145	64.1	134,872	68.5
Consulting & Solutions	26,849	32.5	44,460	33.1	54,327	27.6
Business Process Outsourcing Services	480	0.6	3,782	2.8	7,776	3.9
Cost of revenues (1)(2)(3)	(55,083)	(66.8)	(88,391)	(65.8)	(125,689)	(63.8)
Gross profit	27,381	33.2	45,996	34.2	71,286	36.2
Operating expenses:
General and administrative expenses (1)(3)	(16,344)	(19.8)	(26,654)	(19.9)	(44,277)	(22.5)
Selling and marketing expenses (1)(2)(3)	(11,264)	(13.7)	(13,205)	(9.8)	(17,468)	(8.9)
Research and development expenses (1)	(1,057)	(1.3)	(1,222)	(0.9)	(3,852)	(1.9)
Total operating expenses (1)(2)	(28,665)	(34.8)	(41,081)	(30.6)	(65,597)	(33.3)
Change in fair value of contingent consideration in connection with business combination	—	—	(3)	—	28	—
Other income, net	800	0.9	981	0.7	262	0.1
Government subsidies	862	1.0	2,999	2.3	3,269	1.7
Gain on sale of equity of a subsidiary	—	—	—	—	1,079	0.5

Income from operations	378	0.5	8,892	6.6	10,327	5.2
Interest income	228	0.3	138	0.1	180	0.1
Interest expense	(363)	(0.4)	(878)	(0.6)	(5,742)	(2.9)
Change in fair value of warrants	(676)	(0.9)	—	—	—	—
Change in fair value of convertible notes derivatives	—	—	—	—	(8,428)	(4.3)
Gain on bargain purchase of a business	—	—	66	—	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(433)	(0.5)	8,218	6.1	(3,663)	(1.9)
Income taxes (expenses) benefit	492	0.6	823	0.6	288	0.1
Loss in equity method investments, net of income taxes	(62)	(0.1)	(13)	—	(245)	—

Net (loss) income	$(3)	—%	$9,028	6.7%	$(3,620)	(1.8)%

(1)	Includes share-based compensation charges totaling $1.4 million, $2.4 million and $8.5 million in 2008, 2009 and 2010, respectively, allocated as follows:

	For the year ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$85	$159	$175
Operating expenses:
General and administrative expenses	1,258	2,074	8,091
Selling and marketing expenses	44	110	273
Research and development expenses	1	7	7

Total share-based compensation expenses	$1,388	$2,350	$8,546

(2)	Includes amortization of intangible assets from acquisition totaling $2.6 million, $2.0 million and $1.9 million in 2008, 2009 and 2010, respectively, allocated as follows:

	For the year ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$447	$87	$274
Operating expenses:
Selling and marketing expenses	2,202	1,928	1,580

Total amortization of intangible assets expenses	$2,649	$2,015	$1,854

(3)	Includes government subsidies as a reduction of expenses totaling $1.7 million, $2.1 million and $7.7 million in 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$1,600	$1,815	$6,133
Selling and marketing expense	45	14	364
General and administrative expense	59	302	1,205

	$1,704	$2,131	$7,702

Comparison of 2008, 2009 and 2010

Net Revenues

In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues increased from $82.5 million in 2008 to $134.4 million in 2009 and $197.0 million in 2010, or 63.0% and 46.6% growth, respectively. The increase primarily reflects organic growth driven by, among other things, growth in the China IT services market and domestic demand for outsourced technology services and consulting, despite the recent financial crisis, complemented by strategic acquisitions to acquire service capabilities, skilled personnel and access to potential key clients. Our significant growth and several acquisitions in recent years make period-to-period comparison of our historical operating results less meaningful.

Net Revenues by Service Line

IT Services. Our net revenues from IT Services increased significantly from $55.1 million in 2008 to $86.1 million in 2009 and $134.9 million in 2010, or 56.2% and 56.6% growth, respectively, primarily as a result of:

•

the growth of our ADM services net revenues, which increased from $21.2 million in 2008 to $42.8 million in 2009 and $61.8 million in 2010, or 101.8% and 44.5% growth, respectively, primarily as a result of our organic growth with both Greater China and Global clients. We were successful in adding new clients and deepening and broadening our engagements with existing clients; and

•

the growth of our R&D services net revenues, which increased from $32.6 million in 2008 to $41.3 million in 2009 and $66.8 million in 2010, or 26.6% and 61.8% growth, respectively, primarily as a result of the expansion of our relationship with Huawei as well as diversification of our Global client base, such as Ericsson, and our March 2009 acquisition of Shenzhen Star, which enhanced our client relationship with Huawei and significantly increased the growth of our R&D service line.

Consulting & Solutions. Our net revenues from Consulting & Solutions increased significantly from $26.9 million in 2008 to $44.5 million in 2009 and $54.3 million in 2010, or 65.6% and 22.2% growth, respectively, reflecting primarily organic growth of our business with Microsoft, as well as the addition of major new Greater China and Global clients, such as AT&T and Bank of China.

BPO Services. We recognized our initial BPO service revenues in 2008, which increased from $0.5 million in 2008 to $3.8 million in 2009 and $7.8 million in 2010, or 656.4% and 105.6% growth, respectively, primarily as a result of our winning new long-term contracts with clients in the banking and insurance industries.

Net Revenues by Geographic Markets. Our net revenues from Greater China clients increased significantly from $32.4 million in 2008 to $77.4 million in 2009 and $110.1 million in 2010, or 138.9% and 42.2% growth, respectively, primarily as a result of reflecting the continued growth and strength of our business in China. Our net revenues from Global clients increased from $50.1 million in 2008 to $57.0 million in 2009 and $86.9 million in 2010, or 13.8% and 52.5% growth, respectively, reflecting primarily our organic growth. Despite the significant slowing of IT spending in the United States and Europe, primarily in 2008 and 2009, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions. In Japan, we experienced a modest decline in net revenues from 2008 to 2009.

Net Revenues by Client Industry. Our net revenues from technology clients increased significantly from $40.2 million in 2008 to $53.8 million in 2009 and $65.2 million in 2010, or 34.0% and 21.3% growth, respectively, primarily as a result of the growth of Microsoft and IBM, among others, as key clients. Our net revenues from communications clients increased significantly from $19.8 million in 2008 to $43.8 million in 2009 and $75.7 million in 2010, or 120.8% and 72.8% growth, respectively, primarily as a result of the growth of Huawei, Alcatel-Lucent, AT&T, China Telecom, Ericsson, among others, as key clients. Our net revenues from BFSI clients increased significantly from $13.1 million in 2008 to $19.2 million in 2009 and $33.6 million in 2010, or 46.0% and 75.0% growth, respectively, primarily as a result of the growth of Bank of China, China Everbright Bank, China Life and UBS, among others, as key clients. Our net revenues from energy, transportation and public sector clients increased from $6.4 million in 2008 to $13.5 million in 2009 and $12.5 million in 2010, or 112.1% growth and 7.6% decrease in net revenues, respectively. This fluctuation was primarily as a result of the growth of China’s State Grid and PetroChina, as well as other public sector clients, as key clients in 2009, followed by the completion of a major project in 2010. Our net revenues from clients in other industries increased significantly from $3.0 million in 2008 to $4.1 million in 2009 and $10.0 million in 2010, or 36.7% and 143.3% growth, respectively, primarily as a result of our organic growth and diversification of our client base to several other industries.

Net Revenues by Key Clients. We have grown with our clients by increasingly expanding the scope and size of our engagements. We have also grown our key client base. From 2008 to 2010, we increased the number of clients generating over $1.0 million in annual net revenues from 13 in 2008 to 20 in 2009 and 30 in 2010, and we increased the number of clients generating over $3.0 million in annual net revenues from four in 2008 to six in 2009 and eight in 2010. In 2008, Microsoft contributed more than 10% of our net revenues. In 2009 and 2010, Huawei and Microsoft each contributed more than 10% of our net revenues, together accounting for 34.4% and 37.3% of our total net revenues, respectively.

Cost of Revenues

Our cost of revenues increased from $55.1 million in 2008 to $88.4 million in 2009 to $125.7 million in 2010, or 60.5% and 42.2% growth, respectively, primarily as a result of increased headcount to match the growth of our business. Our total number of employees grew from 4,205 employees as of December 31, 2008 to 7,676 employees as of December 31, 2009 and 9,285 employees as of December 31, 2010. However, our cost of revenues as a percentage of net revenues over the past three years fell from 66.8% in 2008 to 65.8% in 2009 and 63.8% in 2010, primarily due to our ability to leverage government support resulting in lower salary and compensation expenses as a percentage of net revenue, as well as changes in our service mix and improvement in efficiency, partly offset by pricing pressures from some of our large IT services clients. The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%
Cost of revenues (1):
Salary and compensation expenses	37.5	45.5	67.1	50.0	96.6	49.0
Subcontracting costs	12.8	15.5	13.5	10.0	16.3	8.3
Rental expenses	1.5	1.8	2.8	2.1	3.6	1.8
Travel and transportation expenses	1.5	1.8	1.9	1.4	3.9	2.0
Depreciation and amortization expenses	0.9	1.1	1.2	0.9	1.9	0.9
Other	0.9	1.1	1.9	1.4	3.4	1.8
Total cost of revenues (1)	55.1	66.8	88.4	65.8	125.7	63.8

Gross profit and gross margin	$27.4	33.2%	$46.0	34.2%	$71.3	36.2%

(1)	Includes government subsidies as a reduction of cost of revenues totaling $1.6 million, $1.8 million and $6.1 million in 2008, 2009 and 2010, respectively.

In 2008, 2009 and 2010, salary and compensation expenses were $37.5 million, $67.1 million and $96.6 million, representing 45.5%, 50.0% and 49.0% of our total net revenues, respectively. The period-over-period fluctuation in salary and compensation expenses as a percentage of revenue in 2008, 2009 and 2010 resulted primarily from headcount and wage increases from 2008 to 2010, the impact of government subsidies and mix of services offered.

Subcontracting costs increased from $12.8 million in 2008 to $13.5 million in 2009 and $16.3 million in 2010, representing 15.5%, 10.0% and 8.3% of our net revenues, respectively. The period-over-period increase in subcontracting costs is primarily due to increased purchases of implementation services and, to a lesser extent, hardware and software from third parties.

Rental expenses increased from $1.5 million in 2008 to $2.8 million in 2009 and $3.6 million in 2010, representing 1.8%, 2.1% and 1.8% of our net revenues, respectively. The period-over-period increase in rental expenses is primarily due to growth in the number of our service delivery facilities, in particular to the expansion of our footprint in Guangzhou, Shenzhen, Tianjin and Wuxi in 2009 and Hangzhou in 2010.

Travel and transportation expenses increased from $1.5 million in 2008 to $1.9 million in 2009 and $3.9 million in 2010, representing 1.8%, 1.4% and 2.0% if our net revenues, respectively. The period-over-period increase in travel and transportation expenses is generally in line with the growth of our business.

Depreciation and amortization expenses increased from $0.9 million in 2008 to $1.2 million in 2009 and $1.9 million in 2010, representing 1.1%, 0.9% and 0.9% of our net revenues, respectively. The period-over-period increase in depreciation and amortization expenses is primarily due to an increase in amortization of property and equipment, including computers and software, furniture and office equipment, motor vehicles and leasehold improvements.

Gross Profit and Gross Margin

Our gross profit increased from $27.4 million in 2008 to $46.0 million in 2009 to $71.3 million in 2010, or 68.0% and 55.0% growth, respectively. Overall gross margin has steadily increased from 33.2% in 2008 to 34.2% in 2009 and 36.2% in 2010, primarily due to our ability to leverage government support resulting in lower salary and compensation expenses as a percentage of net revenue, as well as changes in our service mix and improvement in efficiency, partly offset by pricing pressures from some of our large IT services clients.

Operating Expenses

Our total operating expenses increased from $28.7 million in 2008 to $41.1 million in 2009 and $65.6 million in 2010, or 43.3% and 59.7% growth, respectively. Our operating expenses as a percentage of net revenues over the past three years varied from 34.8% in 2008 to 30.6% in 2009 and 33.3% in 2010. Our operating expenses for 2008, 2009 and 2010 include share-based compensation expenses of $1.3 million, $2.2 million and $8.4 million and amortization of intangible assets expenses of $2.2 million, $1.9 million, and $1.6 million respectively.

General and Administrative Expenses

Our general and administrative expenses increased from $16.3 million in 2008 to $26.7 million in 2009 and $44.3 million. Increases in salary and compensation expenses for general and administrative personnel were the largest component of these increases, increasing from $7.5 million in 2008 to $14.5 million in 2009 and $25.1 million in 2010. This increase in salary and compensation expenses reflects the continued build out of our corporate infrastructure, general wage increases, and our continued investment in our senior and middle management teams. In addition, our general and administrative expenses increased as a result of our establishment of regional management functions to better support our front line operations, which commenced in the second half of 2009. Our salary and compensation expenses include $1.3 million, $2.1 million and $8.1 million of share-based compensation charges in 2008, 2009 and 2010, respectively. Included in the $8.1 million share-based compensation charge in 2010 is a $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

In addition, rental expenses increased from $2.8 million in 2008 to $3.2 million in 2009 and $4.2 million in 2010, primarily due to our facility expansion. We had a bad debt provision charge in the amount of $6,000, $0.1 million and $2.5 million in 2008, 2009 and 2010, respectively, as a result of periodic assessment of the credit risk of specific clients. Our general and administrative expenses also increased as a result of additional professional services fees, such as auditing, legal and consulting, as a result of our initial public offering and our becoming a public company listed on the New York Stock Exchange. As a result of the foregoing, our general and administrative expenses as a percentage of net revenues increased from 19.8% in 2008 to 19.9% in 2009 and 22.5% in 2010.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $11.3 million in 2008 to $13.2 million in 2009 and $17.5 million in 2010. This increase is primarily due to increased salary and compensation expenses for sales and marketing personnel, primarily our investment in growing our sales operations in Japan, Europe, the United States and in multiple locations in China and related headcount growth. The increase of salary and compensation expense was partially offset by the decrease of our amortization of intangible assets acquired in acquisitions which decreased from $2.2 million in 2008 to $1.9 million in 2009 and $1.6 million in 2010. Selling and marketing expenses as a percentage of our net revenues have declined steadily over the past three years from 13.7% in 2008 to 9.8% in 2009 and 8.9% in 2010, primarily as a result of our ability to leverage our sales and marketing platform as our business scales.

Research and Development Expenses

Our research and development expenses increased from $1.1 million in 2008 to $1.2 million in 2009 and $3.9 million in 2010, primarily due to the increase in salaries for our research and development personnel, as well as significant investments in the development and upgrade of our trust companies core business system, treasury management system, multi-media terminal solution based on Android, data monitoring and management platform and IP video phone, primarily in 2010. As a result, research and development expenses as a percentage of our net revenues have tended to increase over the past three years from 1.3% in 2008 to 0.9% in 2009 and 1.9% in 2010.

Government Subsidies

We recognized government subsidies as other income of $0.9 million in 2008, $3.0 million in 2009 and $3.3 million in 2010, primarily due to incentives from local government authorities to, among other things, encourage the development of our industry in general and attract us to open offices in local areas. We also recognized government subsidies as a reduction to the related expenses, primarily to cost of revenues, of $1.7 million, $2.1 million and $7.7 million, in 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$1,600	$1,815	$6,133
Selling and marketing expense	45	14	364
General and administrative expense	59	302	1,205

	$1,704	$2,131	$7,702

In aggregate, government subsidies reflected in our consolidated statement of operations totaled $2.6 million, $5.1 million and $11.0 million, respectively, in 2008, 2009 and 2010.

Interest Expense

Our interest expense in 2008, 2009 and 2010 was $0.4 million, $0.9 million and $5.7 million, respectively. Our interest expense in 2008 and 2009 was mainly related to interest on short-term bank borrowings. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Income Tax Benefit

Although we had operating income in 2008, 2009 and 2010, we achieved income tax benefit of $0.5 million, $0.8 million and $0.3 million in 2008, 2009 and 2010, respectively. These income tax benefits reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized.

Net (Loss) Income

As a result of the foregoing, we realized a net loss of $3.6 million in 2010 compared to a net loss of $3,000 in 2008 and net income of $9.0 million in 2009. Our non-GAAP net income for 2008, 2009 and 2010, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), were $4.7 million, $13.4 million and $19.6 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places significant demands on the judgment of our management.

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

Goodwill is tested for impairment at least once annually. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We did not recognize goodwill impairment for the periods presented in this annual report.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units as of December 31, 2010:

Reporting Unit	China	Japan	US
	(dollars in thousands, except percentages)
Estimated fair value	$515,389	$28,851	$48,319
Carrying value	$199,706	$2,483	$15,321
Percentage by which the fair value exceed the carrying value	158%	1,062%	215%
The amount of goodwill allocated to the reporting unit	$8,835	$195	$10,341

Intangible assets with determinable useful lives are amortized either on a straight-line basis or based on the estimated attrition pattern of the acquired intangible assets in the case of client base.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. We did not recognize impairment for intangible assets for the periods presented in this annual report.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Revenue recognition

We have three service lines: (i) IT Services; (ii) Consulting & Solutions; and (iii) BPO services. Historically, our revenues primarily were generated from IT Services and Consulting & Solutions. Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. The rights to software developed by us on behalf of our clients belong to the clients and we do not have the option to acquire such rights from our clients. We generate IT Services and Consulting & Solution revenues from either time-and-expense or fixed-price contracts.

Our BPO services primarily consist of providing outsourced operational support services to unburden clients from day-to-day management of non-core processes to help improve business focus and efficiencies, improved service levels, and ultimately realize cost savings. These contracts have involved the administrative processing of transactions in which we are remunerated on a per transaction basis or time-and-expense basis. For per transaction basis contracts, we recognize service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process. For time-and-expense basis contract, we recognize revenues based on the actual service time incurred at negotiated billing rates per unit of time. We have not generated significant revenues from such services historically.

The following table sets forth our net revenues by pricing method for the periods presented:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$42.8	51.9%	$74.0	55.1%	$79.4	40.3%
Fixed-price basis	39.2	47.5	57.7	42.9	115.8	58.8
Volume basis (BPO)	0.5	0.6	2.7	2.0	1.8	0.9

Total net revenues	$82.5	100.0%	$134.4	100.0%	$197.0	100.0%

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense contracts, we are reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

Fixed-price contracts

Revenues from fixed-price IT service contracts require us to perform services throughout the contractual period, which is generally less than two years. Revenues from this type of arrangement are generally recognized using the proportional performance method or percentage of completion method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. We believe we can reasonably estimate the service hours to be incurred on each project.

We recognize cost of revenues for labor and other costs on an actual basis with no deferral of project costs, including pre-contract costs.

To date, we have not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. Estimated contract costs are determined based on budgets that are reviewed bi-weekly and revised as necessary.

Accounts receivable

As of December 31, 2008, 2009 and 2010, our total billed and unbilled accounts receivable totaled $28.4 million, $69.1 million and $101.9 million, respectively, net of allowances for doubtful accounts. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2008, 2009 and 2010, the provision made for doubtful accounts was $0.3 million, $0.4 million and $2.3 million, respectively. Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions. We are focused on improving our cash collection procedures.

Our accounts receivable balances have been significantly affected by the relatively high concentration of our client base. In 2008 and 2009 and 2010, our ten largest clients accounted for 49.7%, 56.7% and 54.3%, respectively, of our net revenues, and our largest client accounted for 19.0%, 27.6% and 26.0% of our net accounts receivable as of December 31, 2008, 2009 and 2010, respectively. Our client base primarily consists of leading companies in Greater China and globally. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of each project and related payment milestones and heavily depends upon the budget and payment cycles of our large enterprise clients in China.

Our billed receivables represent the amounts billed based on agreed-upon project milestones or payment schedules that remain uncollected, and correspond to the period between billing and collection. As of December 31, 2008, 2009 and 2010, our billed accounts receivable, net of allowance for doubtful accounts, totaled $9.5 million, $17.5 million and $26.3 million, respectively. As of December 31, 2010, a substantial portion of our billed receivables outstanding as of December 31, 2008 and 2009, in each case net of allowance for doubtful accounts, had been collected.

The following table sets forth the aging schedule of our billed receivables, net of allowance for doubtful accounts, as of the dates indicated:

	As of December 31,
	2008		2009		2010
	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(dollars in thousands, except for percentages)
Within 90 days	$8,077	85.0%	$15,986	91.4%	$22,178	84.3%
91-360 days	953	10.1	1,178	6.7	2,853	10.8
> 360 days	465	4.9	332	1.9	1,293	4.9

Total	$9,495	100.0%	$17,496	100.0%	$26,324	100.0%

Our unbilled receivables represent the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period generally arises from: (i) with respect to our time-and-expense contracts, the time during which we reconcile accounts with our clients, of which completing the account reconciliation process at many of our largest clients may require a significantly longer period than some of our other clients; and (ii) with respect to our fixed-price contracts, the period between revenue recognition and the time when our billing milestones are reached. This period may vary significantly based on the number of progress billings and the amount of each billing agreed upon. As of December 31, 2008, 2009 and 2010, our unbilled receivables, net of allowance for doubtful accounts, totaled $18.9 million, $51.6 million and $75.6 million, respectively.

As of December 31, 2010, a substantial portion of our unbilled receivables outstanding as of December 31, 2008, 2009 and 2010, were subsequently billed. Furthermore, as of December 31, 2008 and 2009, and 2010, unbilled receivables which have been booked for more than 360 days totaled $0.8 million, $0.4 million and $12.5 million, respectively, representing 4.1%, 0.7% and 16.5% of our total unbilled accounts receivables, respectively.

Fair value of our ordinary shares

Prior to the closing of our initial public offering in December 2010, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of:

(1) Determining the fair value of our shares at the date of acquisition when we had acquired another entity and the consideration given includes our ordinary shares.

(2) Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

(3) Determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The following table sets forth the fair value of our ordinary share estimated at different times:

Date	Class of shares	Fair value	Purpose of valuation	DLOM	Discount rate
November 18, 2005	Ordinary shares	$0.09	Issuance of series A preference shares and warrant	26%	33%
November 28, 2006	Ordinary shares	$0.12	Grant of non-vested shares	*	*
December 15, 2006	Ordinary shares	$0.12	Share option grant	18%	32%
December 25, 2006	Ordinary shares	$0.12	Grant of non-vested shares	*	*
March 16, 2007	Ordinary shares	$0.13	Issuance of series B preference shares and warrant	17%	32%
March 28, 2007	Ordinary shares	$0.13	Grant of non-vested shares	*	*
April 1, 2007	Ordinary shares	$0.13	Share option grant	*	*
July 2, 2007	Ordinary shares	$0.15	Grant of non-vested shares	*	*
December 31, 2007	Ordinary shares	$0.19	Issuance for acquisition of Shanghai Jiefeng and series B warrant remeasurement	16%	29%
February 22, 2008	Ordinary shares	$0.21	Issuance for acquisition of Akona and series B warrant remeasurement	*	*
April 1, 2008	Ordinary shares	$0.22	Share option grant	16%	29%
December 20, 2008	Ordinary shares	$0.30	Share option grant	16%	27%
June 6, 2009	Ordinary shares	$0.44	Grant of non-vested shares	*	*
August 31, 2009	Ordinary shares	$0.46	Share option grant	16%	22.5%
October 12, 2009	Ordinary shares	$0.48	Issuance for settlement of contingent consideration for acquisition of Akona	*	*
December 23, 2009	Ordinary shares	$0.48	Issuance of convertible note, Issuance for acquisition of iSoftStone Resource Ltd. and share option grant	16%	22.5%
April 18, 2010	Ordinary shares	$0.54	Issuance of common shares	14%	19%
June 30, 2010	Ordinary shares	$0.64	Issuance of common shares and computation of intrinsic value of employee share option	13%	17.5%
August 1, 2010	Ordinary shares	$0.65	Share option grant	10%	17.5%
September 15, 2010	Ordinary shares	$1.13	Share option grant	* *	* *

*	Fair value determined by us by reference to a recent valuation performed by American Appraisal China Limited.
**	Fair value determined by us based on a then estimation of our initial public offering price.

When estimating the fair value of the ordinary shares, our management considered a number of factors, including the result of a third party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of the ordinary shares was determined with the assistance of American Appraisal China Limited, or AA, an independent third party valuation firm. The valuation reports from AA were used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by AA, who took into consideration of the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used were appropriate and the valuation results were representative of the fair value of our ordinary shares.

AA used the income approach/discounted cash flow method as the primary approach and the market approach as a cross-check to derive the fair value of our ordinary shares. The determination of the fair value of our ordinary shares required us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of ordinary shares included:

•

Weighted average cost of capital, or WACC. WACCs of 32%, 32%, 29%, 27%, 22.5%, 22.5%, 19%, 17.5% and 17.5% were used for valuation as of December 15, 2006, April 1, 2007, April 1, 2008, December 20, 2008, September 1, 2009, December 23, 2009, April 18, 2010, June 30, 2010 and August 1, 2010 respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. This decrease in WACCs was due to the combined results of (i) the continuous growth of our business and company size and realization of synergies through our various acquisitions, particularly the acquisition of Beijing Kebao, Akona, Shenzhen Star and MDCL (ii) additional financing obtained through the issuance of preference shares and (iii) the proximity of our initial public offering. The decrease in WACC used for valuation purposes resulted in an increase in the determined fair value of the ordinary shares.

•

Comparable companies. In deriving the WACCs, which were used as the discount rates under the income approach, six publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies for valuation as of 2005 to April 2008. The selected guideline companies included Lionbridge Technologies Inc, Cognizant Technology Solutions Corporation, Infosys Technologies Limited, Wipro Limited, Tata Consultancy Services and Sino Software Group Limited. For valuation as of December 2008 to 2010, since the trading history of three U.S. listed Chinese software outsourcing companies became long enough to derive a reliable beta, a measure of systematic risks factor, they were also added as our guideline companies to increase the representativeness of the data. These three newly selected comparable companies were Vanceinfo Technologies Inc., Longtop Financial Technologies Limited and Yucheng Technologies Inc.

In deriving the WACCs, which were used as the discount rates under the income approach, six publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies.

•

Discount for lack of marketability, or DLOM. AA quantified DLOM using the Black-Scholes option-pricing model. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity events, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 18% (as at December 31, 2006) and 10% (as at August 1, 2010) were used in our valuations. The lower the DLOM used for valuation purposes the higher the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we had achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values were inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 17.5% to 33%.

We used the option-pricing method to allocate enterprise value to preference shares and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats ordinary shares and preference shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preference shares. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 36% to 68.2% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased from $0.12 as of December 15, 2006 and $0.13 as of March 16, 2007 to $0.22 as of April 1, 2008. We believe the increase in the fair value of our ordinary shares was primarily due to the following:

•

During this period, we completed the acquisition of the remaining 25% equity interest in Beijing Kebao, the remaining 49% equity interest in iSoftStone Information System Service Co., Ltd., the operating assets and liabilities of Wuxi Huayang Software Co., Ltd, the business of Shanghai Jiefeng and the business of Akona. These acquisitions increased our scale and geographic presence, expanded our capabilities, and provided a significant source of revenue growth. In view of this, we decreased the discount rate used for valuation of our ordinary shares from 32% as of December 15, 2006 to 29% as of April 1, 2008, and adjusted our financial forecast upward to account for the effect of these acquisitions.

The fair value of our ordinary shares increased from $0.22 as of April 1, 2008 to $0.30 as of December 20, 2008. We believe the increase in fair value of our ordinary shares during the period was primarily due to the fact we experienced continuous improvement in our operations and financial results. In spite of global financial crisis, we improved our financial results from a $10.3 million net loss in 2007 to breakeven for 2008. In view of this, we decreased the discount rate used for valuation of our ordinary shares from 29% as of April 1, 2008 to 27% in December 20, 2008.

The fair value of our ordinary shares increased from $0.30 as of December 20, 2008 to $0.46 as of August 31, 2009 and $0.48 as of December 23, 2009. We believe the increase in fair value of our ordinary shares was preliminary due to the following:

•

In connection with recovery of the global economy, the demand for our services increased. In 2009, our revenue increased by 63.0%, as compared to 2008. Our operating margin improved from 0.5% in 2008 to 6.6% in 2009.

•

During this period, we completed the acquisition of Shenzhen Star and the IT services business of MDCL. These acquisitions further increased our scale and geographic presence, expanded our capabilities, and provided a significant source of revenue growth. In view of this, we decreased the discount rate used for valuation of our ordinary shares from 27% as of December 20, 2008 to 22.5% as of December 31, 2009, and adjusted our financial forecast upward to account for the effect of these acquisitions.

The fair value of our ordinary shares increased from $0.48 as of December 23, 2009 to $0.54 as of April 18, 2010. We believe the increase in the fair value of our ordinary shares was primarily due to the following:

•	In February 2010, we established an audit committee to strengthen our internal controls over financial reporting.

•

During this period, we made a geographic breakthrough in developing key customers in the U.S., such as a major U.S. telecom operator. In addition, we also entered into a new framework agreement with a major China-based computer manufacturer and developed more contracts with clients in our area of energy, transportation and public sector industry vertical such as China’s State Grid.

•

We believe that these milestone events of our business development activities, together with the improvement in our internal controls, reduced the uncertainty about achieving our financial forecasts, lowered the market participants’ perceived risks of and hence the required rate of return for investing in our securities. As a result, our estimated WACC was lowered from 22.5% in December 2009 to 19% as of April 2010.

The fair value of our ordinary shares increased from $0.54 as of April 18, 2010 to $0.64 as of June 30, 2010 and $0.65 as of August 1, 2010. We believe the increase in the fair value of our ordinary shares was primarily due to the following:

•

During this period, we achieved substantial progress in the preparation for our initial public offering and completed our first confidential submission in August 2010. The proximity of our initial public offering increased the liquidity of our shares and hence lowered DLOM from 14% as of April 2010 to 10% as of August 2010. In addition, as our company progressed towards our initial public offering, the perceived risk of investing in our company would tend to be lower than in an earlier stage. In view of the above, our estimated WACC also declined from 19% to 17.5%.

•

We continued to bolster our management and finance and accounting functions by appointing Mr. Xiaosong (Jonathan) Zhang, who has U.S. publicly listed company and extensive financial reporting and auditing experience, as our chief financial officer.

We believe that the increase in the estimated fair value of our ordinary shares from $0.65 as of August 1, 2010 to the initial public offering price of $1.30 per ordinary share, or $13.00 per ADS, was primarily attributable to the following factors:

•	Market-Specific Factors:

•

Reactions to the U.S. Federal Reserve announcements and actions had raised expectations regarding increasing liquidity and dollar devaluation, contributing to a sharp rise in U.S. and global capital markets since the end of August 2010.

•	The significant improvement in the overall global economic outlook had translated into strong performance of the U.S. and global capital markets since August 1, 2010.

•

China-based issuers, in particular, have benefited from positive economic outlook and strong investor demand, with (i) China IPOs into the U.S. having significantly outperformed the broader IPO market since August 1, 2010 and (ii) the trading prices for the company’s closest China-based and Indian comparables increasing significantly during the period.

•	Company-Specific Factors:

Although our then most recent financial forecasts had not materially changed from those used in deriving the August 1, 2010 appraised valuation of $0.65 per ordinary share, we had achieved several business specific milestones since early August 2010:

•

In October 2010, we acquired Ascend and in November 2010, we acquired Shanghai Kangshi, expanding our geographic and service capabilities to better serve global BFSI clients and enhancing our business intelligence service capabilities to address Greater China and Global clients.

•

We continued to expand our business operations, most notably establishing a second facility at our sales and delivery center in Wuxi, China in November 2010, providing increased economies of scale and revenue generation opportunities.

•

We continued to make substantial progress in the preparation for our initial public offering. Completion of our initial public offering will provide us additional capital, enhance our ability to access capital markets and expand our business, raise our customer profile and provide our shareholders with greater liquidity.

•

In November 2010, we entered into binding conversion agreements with holders of $18 million of the total $38 million aggregate principal amount of convertible notes, pursuant to which they agreed to convert their notes upon the closing of our initial public offering, which we expected should significantly mitigate public investor uncertainty regarding the number of our shares issuable to convertible note holders, potential additional related accounting charges and our ability to utilize the proceeds of our initial public offering.

Share-Based Compensation Expenses

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the graded vesting schedule, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The following table sets forth certain information regarding the share options granted:

Grant date	Options granted	Exercise price per option (1)	Option FV - Employee	Option FV - Nonemployee	Type of Valuation
December 15, 2006	11,116,500	$0.30	$0.04	$0.07	Retrospective
April 1, 2007	8,445,500	0.30	0.04	0.07	Retrospective
April 1, 2008	11,382,303	0.30	0.10	0.14	Retrospective
December 20, 2008	9,131,962	0.30	0.15	0.21	Retrospective
September 1, 2009	590,000	0.50	0.24	N/A	Retrospective
December 23, 2009	26,160,702	0.50	0.27	0.34	Retrospective
August 1, 2010	16,347,380	0.65	0.36	0.46	Contemporaneous
September 15, 2010	4,932,835	0.65	0.76	—	Retrospective
Novermber 18, 2010	400,000	1.24	—	0.68	Retrospective

(1)	The exercise prices of the share options we granted are denominated in U.S. dollars, which is the functional currency and reporting currency of iSoftStone Holdings Limited.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2007	2008	2009	2010
Risk-free interest rate of return	4.92%	4.35% – 4.86%	2.78% – 2.86%	1.94%
Expected term	5.8 – 10 years	5.5 – 10 years	7 – 10 years	5.3 – 10 years
Volatility	52.9% – 54.2%	47.1% –55.7%	50.4% – 63.3%	57.0% – 61.2%
Dividend yield	—	—	—	—

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar denominated bonds issued by the Chinese government as of the valuation dates.

The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options prior to December 15, 2006 and few options have been exercised, no sufficient historical pattern of exercise could be followed in estimating the expected life. Therefore, the expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share options. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future. For the options granted to non-employees, we estimated the expected term as the original contractual term.

The expected volatility was based on the historical volatilities of the same set of comparable publicly traded companies used for determination of our weighted average cost of capital, or WACC.

We also granted non-vested shares to certain employees under which the fair value of the ordinary shares as of the grant day was used to determine the share-based compensation expenses.

We recorded share-based compensation expenses of $1.4 million, $2.4 million and $8.5 million for the years ended December 31, 2008, 2009, and 2010, respectively, with the amount of compensation expenses recognized using the straight-line method in any period not less than the portion of the grant date fair value of the awards vested during that period. As of December 31, 2009 and December 31, 2010, we had a total of $5.7 million and $10.9 million respectively, in unrecognized compensation expense related to unvested share options and nonvested shares. The expense is expected to be recognized over a weighted average period of 2.2 years using the straight-line method.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Uncertainties exist with respect to the application of the Enterprise Income Tax Law of PRC and its implementing rules to our operations, specifically with respect to our tax residency status. The Enterprise Income Tax Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The Enterprise Income Tax Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute residents under the Enterprise Income Tax Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3.D. Key Information—Risk Factors—Risk Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Government Subsidies

Government subsidies are recorded as receivables when the approval documents are obtained from the local government authorities and we have the right to receive the subsidies. Subsidies intended to compensate for specific expenditure are recognized in our statement of operations as deductions to the cost of revenues and related expenses when the receivable is booked. Subsidies not intended to compensate for specific expenditures are recognized as other operating income when booked.

B. Liquidity and Capital Resources

Our operations and our growth have primarily been financed by cash collected from customers, issuances of our preference shares and convertible notes and short-term bank borrowings, as well as by our initial public offering in December 2010. As of December 31, 2010, $37.3 million was outstanding under our short-term bank borrowings. Our short-term bank borrowings do not contain any material financial covenants. The annual interest rates on these short-term bank borrowings range from 5.31% to 5.84% and are fixed at rates published by the People’s Bank of China or at a premium to such benchmark rates. The maturity dates range from April 29, 2011 to November 19, 2011. Out of the $37.3 million bank borrowings, $26.7 million were without any collateral, $4.5 million were guaranteed by Wuxi Taihu Creative Industry Investment and Development Co., Ltd., an unrelated third party, and the remaining $6.1 million were guaranteed by Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd., an unrelated third party, with reverse guarantee provided by certain of our directors and officers. As described below under “—Financing Activities”, proceeds received from the issuance of preference shares and convertible notes were primarily used for financing our operating activities, making purchase of property and equipment and as consideration for various acquisitions, and proceeds from our short-term borrowings incurred within one year were primarily used for financing our operations.

As of December 31, 2010, we had $181.1 million in cash, compared to $55.1 million as of December 31, 2009 and $33.8 million as of December 31, 2008. This increase is primarily due to the $125.1 million in proceeds we received from our initial public offering. Our cash consists primarily of cash on hand and highly liquid investments. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our net cash flows for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Net cash provided by (used in) operating activities	$(1,562)	$(14,231)	$1,499
Net cash provided by (used in) investing activities	(5,491)	(6,937)	(17,010)
Net cash provided by (used in) financing activities	26,582	42,597	139,838
Effect of exchange rate changes	1,284	(67)	1,615
Net increase (decrease) in cash	20,813	21,362	125,942
Cash, beginning of year	12,963	33,776	55,138
Cash, end of year	$33,776	$55,138	$181,080

Operating Activities

Net cash provided by operating activities in 2010 was $1.5 million, as compared to net loss of $3.6 million. The principal working capital items accounting for the difference between our net cash used in operating activities and our net loss were increases in the balances of accounts receivable and prepaid expenses and other current assets, which were partially offset by the increase of accounts payable, accrued expenses and other current liabilities. Our accounts receivable increased by $29.6 million, which was in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $3.2 million, which was mainly due to increase of deferred costs, rental deposits and project deposits. Our accounts payable increased by $4.9 million, which was in line with the increase of our subcontracting costs. Our accrued expenses and other current liabilities increased by $3.0 million, which was mainly due to the increase of employee payroll and welfare payable. The other principal non-cash items accounting for the difference between our net cash used in operating activities and our net loss were depreciation and intangible assets amortization expenses totaling $6.6 million, and share-based compensation of $8.5 million.

Net cash used in operating activities in 2009 was $14.2 million, as compared to net income of $9.0 million. The principal working capital items accounting for the difference between our net cash used in operating activities and our net income were the increase of the balances of accounts receivable and prepaid expenses and other current assets, which were partially offset by the increase of accounts payable, accrued expenses, other current liabilities and deferred revenue. Our accounts receivable and deferred revenue increased by $39.7 million and $1.6 million, respectively, which were in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $2.3 million, which was mainly due to increase of government subsidy receivables and project deposits. Our accounts payable increased by $4.2 million, which was in line with the increase of subcontracting costs. Our accrued expenses and other current liabilities increased by $6.0 million, which was mainly due to increase of employee payroll and welfare payable. The other principal non-cash items accounting for the difference between our net cash used in operating activities and our net income were depreciation and intangible assets amortization expenses totaling $5.2 million, and share-based compensation of $2.4 million.

Net cash used in operating activities in 2008 was $1.6 million, as compared to a net loss of $3,000. The principal working capital items accounting for the difference between our net cash used in operating activities and our net loss were the increase of the balances of accounts receivable, which were partially offset by the increase of accrued expenses, other current liabilities and deferred revenue. Our accounts receivable and deferred revenue increased by $12.9 million and $2.0 million, respectively, which was in line with the increase of our net revenues. Our accrued expenses and other current liabilities increased by $3.1 million, which was mainly due to increase of employee payroll and welfare payable. The other principal non-cash items accounting for the difference between our net cash used in operating activities and our net income were depreciation and intangible assets amortization expenses totaling $4.8 million, and share-based compensation of $1.4 million.

Investing Activities

Net cash used in investing activities in 2010 was $17.0 million, consisting primarily of $11.7 million in property and equipment purchases primarily related to purchases of computers and software, furniture and office equipment and leasehold improvements, and $3.8 million as part of the consideration paid for the acquisition of Shenzhen Star, MDCL, Ascend and Shanghai Kangshi.

Net cash used in investing activities in 2009 was $6.9 million, consisting primarily of $5.0 million in property and equipment purchases primarily related to purchases of computers and software, furniture and office equipment and leasehold improvements.

Net cash used in investing activities in 2008 was $5.5 million, which was primarily attributable to $2.2 million in property and equipment purchase and $3.3 million as part of the consideration paid for the acquisition of Akona and Shanghai Jiefeng.

Financing Activities

Net cash provided by financing activities in 2010 was $139.8 million, which primarily reflected $125.1 million in proceeds from our initial public offering, $40.8 million of proceeds from short-term borrowings and $8.6 million of proceeds from issuance of convertible notes, offset by $32.5 million of repayment of short-term borrowings.

Net cash provided by financing activities in 2009 was $42.6 million, which primarily reflected $28.8 million of proceeds from issuance of convertible notes and $30.7 million of proceeds from short term borrowings, which was partially offset by $8.8 million of repayment of short term borrowings and $8.8 million of payment of the deferred consideration primarily in connection with the acquisition of Akona and Shanghai Jiefeng.

Net cash provided by financing activities in 2008 was $26.6 million, which was primarily attributable to $24.5 million of net proceeds from issuance of series B preference shares in connection with the exercise of warrants and $5.8 million of proceeds from short term borrowings, which was offset by $2.7 million of repayment of short term borrowings and $1.0 million of payment of deferred consideration primarily in connection with the acquisition of Guangzhou Ruandong Zhiruan.

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property and equipment, including computers and software, furniture and office equipment, motor vehicles and leasehold improvements. Our capital expenditures in such property and equipment were $2.2 million, $5.0 million and $11.7 million in 2008, 2009 and 2010, respectively. Currently we do not have any plan for significant capital expenditures for the next 12 months.

C. Research and Development

For a discussion of our activities related to research and development, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including the interest portion, as of December 31, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating lease obligations	$13,664	$6,559	$7,105	$—	$—
Deferred consideration in connection with business acquisitions	3,643	3,133	510	—	—
Contingent consideration payable in connection with business acquisitions (1)	598	450	148	—	—
Short term borrowings	37,275	37,275	—
Convertible notes(2)	29,415	29,415	—	—	—

Total	$84,595	$76,832	$7,763	$—	$—

(1)	The contingent consideration payable represents the fair value of the contingent consideration payable for acquisitions for the following acquisitions:

a.	In connection with the acquisition of Shenzhen Star, in 2009 we agreed to pay additional consideration up to $0.4 million in cash, based on meeting certain agreed performance targets for the 12 months ended February 2011, which was paid in April 2011.

b.	In connection with acquisition of Ascend in 2010, we agreed to pay contingent consideration up to $0.3 million in cash, primarily based on the performance of the acquired business for the 12 months following the date of acquisition, which is currently to be determined. Out of the contingent consideration of up to $0.3 million, $0.2 million will be paid in the fourth quarter of 2011 and $0.1 million will be paid on or before December 31, 2012.

c.	In connection with acquisition of Shanghai Kangshi in 2010, we agreed to pay contingent consideration of up to $1.2 million payable in the form of our ordinary shares, with the maximum number of shares issuable being 970,215 based on $1.2 million and a predetermined per share price of $1.235 (being 95% of our $1.30 per share equivalent initial offering price). A portion of these shares are subject to repurchase each year at a nominal price if the acquired business does not meet the specified performance target for 2010, 2011 and 2012, respectively. The aggregate repurchase right for the ordinary shares issued was accounted for as a contingent receivable valued at $163 at the acquisition date.

In connection with the acquisition of Wuxi Huayang Software Co., Ltd. in 2007, we are obligated to pay additional performance-based cash consideration for the period from December 31, 2009 to June 30, 2011 according to new settlement between us and the selling shareholders, which is currently determined to be $45,000.

In January 2011, we acquired iHealthStone. The total cash consideration is $0.3 million, of which $258,082 was paid in April 2011.

In April 2011, we agreed to acquire a 19.9% equity interest in MDCL from certain existing shareholders for a consideration of approximately $4.8 million (based on a preliminary assessment and subject to adjustment based on actual net asset value of MDCL). We also acquired a call option to acquire from those shareholders an additional 32.6% equity interest in MDCL during a 12-month period following the initial acquisition at a purchase price based on the net asset value of MDCL as of specified periods depending on when the call option is exercised. If we exercise this call right, then the remaining MDCL shareholder has an option to put the remaining 47.5% of MDCL’s equity to us under certain circumstances at a purchase price based on the net asset value of MDCL as of specified periods depending on when the put option is exercised. The transaction is expected to close in the second quarter of 2011.

(2)	In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest thereon into 20,406,720 of our ordinary shares.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, People’s Republic of China.

Name	Age	Position/Title
Tianwen Liu(1) (2)	48	Chairman of the Board and Chief Executive Officer
Yong Feng	41	Director and Chief Operating Officer
Chung-Kao Hsieh(1)	46	Director
Ling He	48	Director
Al-Noor Gulamali Abdulla Ramji(1) (2) (3)	56	Independent Director
Tom Manning(2) (3)	55	Independent Director
Xiaosong Zhang	47	Chief Financial Officer
Bo Li	51	Executive Vice President
Ying Huang	43	Executive Vice President
Junhe Che	40	Executive Vice President
Qiang Peng	54	Executive Vice President
Xiaohui Zhu	44	Executive Vice President
Seth Pinegar	35	Senior Vice President and Head of Corporate Development

(1)	Member, Compensation Committee
(2)	Member, Nominating and Corporate Governance Committee
(3)	Member, Audit Committee

Mr. Tianwen Liu (T.W. Liu) is our founder, our Chairman of the Board and Chief Executive Officer. Mr. Liu has over 20 years experience in the IT consulting and services industry. Prior to founding our business, Mr. Liu co-founded AsiaEC.com in 1999, which grew to China’s largest on-line office supply and service provider and was acquired by Office Depot in 2006. Prior to AsiaEC.com, Mr. Liu served as business unit general manager in Siemens from 1996 to 1999, and as senior project manager in Bechtel Corporation from 1993 to 1995 and as IT consultant in Digital Equipment Corporation from 1991 to 1993. Mr. Liu also currently serves as an independent director of ChinaEdu Corporation, a Nasdaq-listed company. Mr. Liu received his MBA degree from Massachusetts Institute of Technology, his master degree in electrical engineering from the University of Massachusetts and his bachelor degree in engineering from Huazhong University of Science and Technology.

Mr. Yong Feng (Frank Feng) is our Chief Operating Officer. Mr. Feng has been a director of our company since 2006. Mr. Feng has over 15 years of experience in the IT industry, with rich experience in supply chain management system. Prior to joining us, Mr. Feng founded United Innovation Ltd. Prior to that, Mr. Feng served at various sales and managerial positions in Mitsui & Co. (China) Ltd. and General Motors. Mr. Feng received his MBA degree from Duke University and his bachelor degree in science from Peking University.

Dr. Chung-Kao Hsieh (Peter Hsieh) has been a director of our company since 2005. Dr. Hsieh is nominated by AsiaVest Opportunities Fund IV, an investor of our series A and series B preference shares and our convertible notes. Dr. Hsieh is a partner of AsiaVest Partners. Prior to joining AsiaVest Partners in 2004, Dr. Hsieh served as a partner of Harbinger Venture. Dr. Hsieh started his venture capital career in 1997 in Silicon Valley with InveStar Capital. Prior to his venture capital career, Dr. Hsieh spent several years with KLA Instruments as an engineer, engineering manager, then sales manager for Asia. Dr. Hsieh is also a director of Leyou.com and Lattice Power Corporation. Dr. Hsieh received his master and PhD degree in engineering from Stanford University and his bachelor degree in mechanical engineering from National Taiwan University.

Ms. Ling He has been a director of our company since 2009. Ms. He is nominated by SeaBright China Special Opportunities Fund II, LP and CSOF Technology Investments Limited, investors of our convertible notes. Ms. He has been the chair of the board of China Everbright Investment Management Ltd. since 2006. Prior to that, Ms. He served as executive director from 2000 to 2007 and as deputy general manager from 2007 to 2008 in China Everbright Limited. Prior to joining China Everbright Limited, Ms. He worked in Everbright Securities Co., Ltd. from 1993 to 2000 and was appointed as assistant to president in 1998. Ms. He is currently a director of Unionpay Merchant Services Limited. Ms. He received her master degree in economics from Shanxi Finance and Economics Institute and her bachelor degree in finance from Hunan Finance and Economics University.

Mr. Al-Noor Gulamali Abdulla Ramji has been our independent director since 2008. Mr. Ramji currently serves as executive vice president and general manager of banking in Misys plc. Prior to that, Mr. Ramji served as chief executive officer of BT Innovate and Design and chief information officer of BT Group plc. from 2004 to 2010, as executive vice president and chief information officer in Qwest Communications from 2001 to 2004, and as chief information officer of Dresdner Kleinwort Benson from 1996 to 2001. Mr. Ramji founded Webtek Software, one of the leading software houses in India in the 1990s. Mr. Ramji has also served as chief information officer at UBS (then called SBC) and as global head of operations at Credit Suisse First Boston prior to that. Mr. Ramji also currently serves as a non-executive director of Virtusa Corporation, a Nasdaq-listed company. Mr. Ramji received his bachelor degree in electronics from University of London. Mr. Ramji is a Chartered Financial Analyst.

Mr. Tom Manning has been our independent director since 2010. Mr. Manning currently serves as chief executive officer of Cerberus Asia Operations & Advisory Limited and is based in its new Asia office in China. Previously, he served as chief executive officer and director of Indachin Limited, a private strategy advisory firm in Hong Kong from 2005 to 2010, and from 2003 to 2005, as director of Bain & Company. From 2000 to 2003, he was the chief executive officer of Capgemini EY Asia. Prior to Capgemini’s merger with Ernst & Young Consulting, from 1996 to 2000, he was the chief executive officer of Ernst & Young Consulting Asia Pacific. Mr. Manning currently serves as a board director of AsiaInfo-Linkage, Inc., a Nasdaq-listed company, and Gome Electrical Appliances, Inc., a company listed on the Hong Kong Stock Exchange. Mr. Manning served as a board director of Bank of Communications, a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, from 2004 to 2010. Mr. Manning received his MBA degree from Stanford University and his bachelor degree in East Asian studies from Harvard University.

Mr. Xiaosong Zhang (Jonathan Zhang) has served as our Chief Financial Officer since July 2010 and was our independent director between February 2010 and July 2010 before becoming our Chief Financial Officer. Prior to joining us, Mr. Zhang served as chief financial officer of BJB Career Education Company Limited from 2009 to June 2010, as chief financial officer of Emarket Holding Group, Ltd. from 2008 to 2009, as chief financial officer of Chinacars, Inc. from 2007 to 2008 and as chief financial officer of Vimicro International Corporation, a Nasdaq-listed company, from 2004 to 2007. From 2000 to 2004, Mr. Zhang was a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang received his master degree in accountancy from University of Illinois, his master degree in professional meteorology from Saint Louis University, and his bachelor degree in meteorology from Peking University. Mr. Zhang is a Certified Public Accountant in the State of California.

Mr. Bo Li has served as our Executive Vice President since 2009. Mr. Li has over 20 years of experience in the business consulting and IT services industry. Prior to joining us as a Senior Vice President in 2008, Mr. Li served as vice president in Capgemini China from 2004 to 2006. Prior to that, Mr. Li founded Bexcel Management Consultants in 1998, the process and IT consulting part of which was acquired by Capgemini in 2004. Prior to that, Mr. Li served as a managing consultant in Roland Berger & Partner from 1994 to 1997. From 2003 to April 2010, Mr. Li served as an independent director on the board of directors of Beijing Foton Automotive, a company listed on the Shanghai Stock Exchange. Mr. Li received his doctor degree and master degree in economics from Christian-Albrechts University of Kiel, Germany.

Mr. Ying Huang has served as our Executive Vice President since 2005. Prior to joining us, Mr. Huang co-founded United Innovation Ltd. in 2002. Prior to that, Mr. Huang served as senior vice president in Capital Networks from 2000 to 2002 in China, as a senior technical staff member in AT&T Labs from 1997 to 2000 and as a research scientist in Air Force Institute of Technology from 1995 to 1996 in the U.S. Mr. Huang received his PhD degree in mathematics from Rutgers, The State University of New Jersey and his bachelor degree in applied mathematics from Tsinghua University.

Mr. Junhe Che (Carson Che) has served as our Executive Vice President since 2006. Prior to joining us in 2001, Mr. Che served as a consulting manager in Deloitte Touche Tohmatsu CPA Ltd. from 1995 to 1999 and as a project manager in Kehai Group from 1993 to 1995. Mr. Che received his MBA degree from Peking University and his bachelor degree in both precision instrument and management science from Tianjin University.

Mr. Qiang Peng (John Peng) has served as our Executive Vice President since 2005. Prior to joining us, Mr. Peng served as vice president of China technology delivery in E5 Systems Inc. from 2002 to 2004, as engineering vice president in Forefield, Inc. from 2000 to 2002, as director of software development in NetPaper.com, Inc. in 2000, as technical lead in Softrax Corporation from 1997 to 2000, as a senior system analyst in John Hancock Funds from 1996 to 1997, and as a business analyst in Mellon Financial Corporation from 1994 to 1996. Mr. Peng received his MBA degree from the University of Rhode Island, his master degree in public policies from the Institute of Science and Technology and his bachelor degree in mechanical engineering from Beijing University of Technology.

Mr. Xiaohui Zhu has served as our Executive Vice President since 2011. Prior to joining us, Mr. Zhu served as vice president of Nortel Networks (China) Limited from 2008 to 2009, as senior vice president of Alcatel-Lucent (China) Co., Ltd. in 2007, as vice president of Lucent Technologies (China) Co., Ltd. from 2005 to 2006, as vice president of Gemplus Greater China from 2003 to 2005, as vice president of Digital China (China) Limited from 2001 to 2003, as President & CEO of Beijing Runway Technology Co., Ltd. from 2000 to 2001, as general manager of business development department of China Hewlett-Packard Co., Ltd. from 1996 to 2000, and as COO and executive vice president of Changan Information Industry (Group) Co., Ltd. from 1988 to 1996. Mr. Zhu received his bachelor degree in computer science and engineering from University of Shanghai for Science and Technology.

Mr. Seth Pinegar has served as our Senior Vice President and Head of Corporate Development since 2008. Mr. Pinegar is responsible for strategic business development, corporate marketing and communications and mergers and acquisitions. Prior to joining us, Mr. Pinegar was an investment banker for nearly a decade, at firms including UBS Investment Bank from 2004 to 2008, and J.P. Morgan from 2000 to 2004. Mr. Pinegar received his bachelor degree from the University of Washington in Seattle, Washington.

There is no family relationship between any of our directors or executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we and our subsidiaries paid aggregate cash compensation of approximately RMB6.7 million ($1.0 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

As of December 31, 2010, our directors and executive officers as a group held, in the aggregate, options to acquire 35,354,589 of our ordinary shares. These options have a weighted-average exercise price of $0.48. Of these options, 5,050,000 expire on March 31, 2017; 4,120,000 expire on March 31, 2018; 2,176,462 expire on December 19, 2018; 12,040,000 expire on December 22, 2019; 6,635,292 expire on July 31, 2020; 4,932,835 expire on September 14, 2020; and 400,000 expire on November 17, 2020.

Equity Incentive Plans

Our incentive plans are intended to promote our success and to enhance our ability to motivate, attract and retain the services of selected directors, officers, employees and other eligible persons. Our board of directors or a duly established committee of our board of directors is the administrator of our incentive plans and has broad authority to interpret the plan provisions and make all required determinations under the plan, including authority to make required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits. Awards under our incentive plans are generally non-transferable. However, the plan administrator may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions, are not made for value.

Pre-IPO Plans. As of April 30, 2011, a total of 36,779,017 ordinary shares are subject to outstanding options granted under our 2008 Share Incentive Plan, or the 2008 Plan, adopted in March 2008, and a total of 46,086,167 ordinary shares are subject to outstanding options granted under our 2009 Share Incentive Plan, or the 2009 Plan, adopted in December 2009.

Options granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Such options generally vest over a period of four years, with 25% vesting on a yearly basis, starting from the first anniversary of the vesting commencement date as indicated in the relevant option award agreement. Our plan administrator may accelerate the vesting to permit immediate exercise of options granted to a grantee. The number of options that may vest in any given year for certain grantees under our 2009 Plan is also subject to certain performance requirements established and evaluated by our human resources department.

The options granted under our incentive plans that were outstanding on the date of our initial public offering will expire on the earliest of (i) the tenth anniversary of the grant date, (ii) the date that is 12 months after the termination date if the grantee’s service terminates for death, disability, or retirement, or (iii) the 30th day after the termination date if the grantee’s service terminates for any reason, other than death, disability, retirement or cause. If a grantee’s service terminates for cause, all the options granted to the grantee under our incentive plans will immediately be forfeited and expire.

2010 Performance Incentive Plan. In November 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of April 30, 2011, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 21,099,096 and options to purchase 492,500 ordinary shares and awards with respect to 665,999 restricted shares are outstanding under the 2010 Plan.

Awards under the 2010 Plan may be in the form of incentive or nonqualified stock options, share appreciation rights, share bonuses, restricted shares, share units, performance shares, phantom shares, dividend equivalents and other forms of awards including cash awards. Nonqualified and incentive stock options may not be granted at prices below the fair market value of our ordinary shares on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our ordinary shares or incentive stock option grants to any 10% owner of our ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or our ordinary shares. The plan administrator may also provide for the repricing of share options or share appreciation rights granted under the 2010 Plan (by amendment, cancellation and regrant, exchange or other means) without shareholder approval.

Generally, and subject to limited exceptions set forth in the 2010 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination, consolidation, or other reorganization; exchange of our ordinary share; a sale of substantially all of our assets; or any other event in which we are not the surviving entity, all awards then-outstanding under the 2010 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2010 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2010 Plan is not exclusive, and our board of directors and compensation committee may grant share and performance incentives or other compensation, in shares or cash, under other plans or authority. The plan will terminate on April 13, 2020. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire our ordinary shares under the plan is ten years after the initial date of the award.

Employment Agreements

We have entered or will enter into employment agreements with each of our executive officers. The terms of these agreements are or will be substantially similar to each other, with terms ranging from one to two years and providing that the agreements are terminable for cause at any time. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her salary if we terminate his or her employment without cause. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Under some circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	determining our business plans and investment proposals;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution; and

•	exercising any other powers conferred by the shareholders’ meetings or under our articles of association.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office (unless a term is set by our board and approved by our shareholders) and hold office until such time as they resign or are removed from office by special resolution of at least two-thirds of the shareholders or by a vote of at least two-thirds of our board of directors. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. The board (or a committee thereof) has the power to adopt policies governing the term of office of our directors subject to approval by our shareholders.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

To enhance our corporate governance, we have restructured our board of directors and the three committees under the board of directors prior to the closing of our initial public offering: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee consists of Al-Noor Gulamali Abdulla Ramji and Tom Manning. Mr. Manning is the chairman of our audit committee. We do not currently have an audit committee member that meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has an ongoing search to identify a third audit committee member that meets such criteria prior to the first anniversary of our initial public offering. Our board of directors has determined that each of Mr. Ramji and Mr. Manning satisfies the “independence” requirements within the meaning of Section 303A of the Corporate Governance Rules of the NYSE and satisfies the “independence” requirements under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	reviewing and approving all related party transactions, as defined under applicable U.S. securities laws and regulations;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor the quarterly financial statements and significant changes to accounting principles and other major items;

•	reviewing reports prepared by management or by the independent auditor relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately, periodically, with management, internal auditors and the independent auditor;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Al-Noor Gulamali Abdulla Ramji, Tianwen Liu and Chung-Kao Hsieh. Mr. Ramji is the chairman of our compensation committee. Our board of directors has determined that each of Mr. Ramji and Mr. Hsieh satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the NYSE.

Our compensation committee is responsible for:

•	establishing our general compensation philosophy;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Al-Noor Gulamali Abdulla Ramji, Tianwen Liu and Tom Manning. Mr. Ramji is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each of Mr. Ramji and Mr. Manning satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the NYSE.

Our nominating and corporate governance committee is responsible for, among other things:

•	recommending to the board of directors and periodically reviewing criteria for the selection of new directors;

•	identifying and recommending to the board of directors qualified individuals to become new directors as needed;

•	identifying and recommending to the board of directors qualified board members to fill vacancies on any committee of the board of directors;

•	overseeing the system of our corporate governance; and

•	handling such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. We have made our code of ethics and our code of conduct publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association, as amended from time to time. The code of ethics, code of conduct and corporate governance guidelines all became effective upon the closing of our initial public offering.

Interested Transactions

Subject to any separate requirement for audit committee approval under applicable law or the applicable rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction in which he is interested, provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

D. Employees

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 4,205, 7,676 and 9,285 employees as of December 31, 2008, 2009 and 2010, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from leading universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 17.7%, 12.8% and 19.8% in 2008, 2009 and 2010, respectively.

Training and Development. We have training, continuing education and career development programs designed to ensure our technology and managerial personnel enhance their skill-sets in alignment with their respective roles. We have developed and promoted significant numbers of middle to senior level technical and management personnel from within our company. We continually review our competency model, which is based on the core values of our company culture, to determine the needs of capability development for technology and managerial personnel, while providing cross-functional assignments and exposure to internal strategic initiatives to prepare them for their next job role. As part of our systematic work force management practices, we conduct quarterly reviews and terminate employees that do not meet the quality levels required by our development programs and ultimately our clients.

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added a training center in Guangzhou. We expect to open another training center in Dalian in 2011. These training centers are supported by a combination of government subsidies, tuition from the students and funds from us. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

In 2009, we helped establish and fund a training institute in cooperation with the Wuxi City government, the iCarnegie-iSoftStone training institute, in which we have an equity investment. The iCarnegie-iSoftStone training institute utilizes the technical curriculum and professional certifications developed and maintained by iCarnegie Inc., the for-profit education arm of Carnegie Mellon University. The institute conducts certificate programs to train students in IT development, software development and other IT services skills, in English, which enables them to immediately begin serving clients. It has the capacity to train up to 10,000 students annually. The iCarnegie-iSoftStone training institute had 22 full-time and 8 part-time tutors as of March 31, 2011 and trained approximately 3,300 students in 2010. In January 2011, we replaced our training center in Wuxi with the iCarnegie-iSoftStone training institute (which will perform all our training functions in Wuxi going forward). We believe that the iCarnegie-iSoftStone training institute and our other training centers will help to create a sustainable and long-term source of high-quality candidates for positions with our company.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 30, 2011, the latest practicable date, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:

Tianwen Liu(3)	91,744,750	16.5%
Yong Feng(4)	30,604,561	5.6%
Chung-Kao Hsieh	—	—
Ling He	—	—
Al-Noor Gulamali Abdulla Ramji	*	*

Tom Manning	—	—
Xiaosong Zhang	*	*
Bo Li	*	*
Ying Huang(5)	9,437,883	1.7%
Junhe Che	*	*
Qiang Peng	*	*
Xiaohui Zhu	*	*
Seth Pinegar	*	*
All directors and executive officers as a group	141,581,107	25.2%

Principal Shareholders:

Tekventure Limited (6)	83,239,750	15.2%
United Innovation (China) Ltd. (7)	29,104,561	5.3%
AsiaVest Opportunities Fund IV (8)	96,487,426	17.7%
Fidelity Entities (9)	100,319,758	18.4%

*	Less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after April 30, 2011.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after April 30, 2011. The total number of ordinary shares outstanding as of April 30, 2011 is 546,447,244.
(3)	Represents 83,239,750 ordinary shares held by Tekventure Limited, a British Virgin Islands company and 8,505,000 ordinary shares issuable upon exercise of options within 60 days of April 30, 2011 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is the sole director. Mr. Liu holds 54.1% of the outstanding shares of, and is the sole director of, Tekventure Limited and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Liu disclaims beneficial ownership of such 83,239,750 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Liu is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(4)	Represents 29,104,561 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of April 30, 2011 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is the sole director. Mr. Feng holds 59.7% of the outstanding shares of, and is the sole director of, United Innovation (China) Ltd. and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Feng disclaims beneficial ownership of such 29,104,561 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Feng is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(5)	Represents 8,027,883 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company and 1,410,000 ordinary shares issuable upon exercise of options within 60 days of April 30, 2011 held by Mr. Huang. The business address of Mr. Huang is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(6)

Represents 83,239,750 ordinary shares held by Tekventure Limited. Tekventure Limited is a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are Tianwen Liu, Jiadong Qu, Yan Zhou, Junhe Che, Qiang Peng, Wang Li, and Xianyong Huang. Tianwen Liu holds 54.1% of the outstanding shares of, and is the sole director of, Tekventure Limited. The address of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Represents 29,104,561 ordinary shares held by United Innovation (China) Ltd. United Innovation (China) Ltd. is a company incorporated under the laws of the British Virgin Islands. The shareholders of United Innovation (China) Ltd. are Yong Feng, Ying Huang, Zhaohuai Rui and Kai Mei. Yong Feng holds 59.7% of the outstanding shares of, and is the sole director of, United Innovation (China) Ltd. The address of United Innovation (China) Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents 96,487,426 ordinary shares held by AsiaVest Opportunities Fund IV, a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Island company. The investment committee of AsiaVest Partners TCW/YFY Ltd., which consists of T. J. Huang, Henry Shaw, Harvey Chang, Marc Stern and Clifford Mak, exercises the voting and dispositive power over our shares owned by AsiaVest Opportunities Fund IV. AsiaVest Partners TCW/YFY Ltd. is a joint venture between AsiaVest Investment Ltd., a British Virgin Islands company and TCW (TSOP), Ltd., a Cayman Island company. The address of AsiaVest Opportunities Fund IV is 11/F, 318 Ruei Guang Road, Taipei 114, Taiwan.
(9)	Represents 89,544,842 ordinary shares held by Fidelity Asia Ventures Fund L.P., 3,339,180 ordinary shares held by Fidelity Asia Principals Fund L.P. and 7,435,736 ordinary shares held by Asia Ventures II L.P. Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P. and Asia Ventures II L.P. are collectively referred to in this annual report as the Fidelity Entities. Each of the Fidelity Entities is a Bermuda exempted limited partnership. The general partner of both Fidelity Asia Ventures Fund L.P. and Fidelity Asia Principals Fund L.P. is Fidelity Asia Partners L.P., a Bermuda exempted limited partnership. The general partner of Fidelity Asia Partners L.P. is FIL Asia Ventures Limited, a Bermuda limited liability company, which is a wholly owned subsidiary of FIL Limited, a Bermuda limited liability company. The general partner of Asia Ventures II L.P. is Asia Partners II LP, a Bermuda exempt limited partnership. The general partner of Asia Partners II LP is FIL Capital Management Limited, a Bermuda limited liability company which is a wholly owned subsidiary of FIL Limited, a Bermuda limited liability company. FIL Limited has over 500 shareholders, which consist entirely of senior executives of FIL Limited, several charitable organizations, and several partnerships and trusts for the benefit of FIL Limited’s Chairman Edward C Johnson 3d and his family members. Impresa Fund III Limited Partnership (formerly named Fidelity Investors VII Limited Partnership) is a limited partner in the Fidelity Asia Ventures Fund L.P. Impresa Fund III Limited Partnership was created to benefit certain employees, officers and directors of FMR LLC and its affiliates The general partner of Impresa Fund III Limited Partnership is Northern Neck Investors LLC. The following entities are FINRA registered members and are direct or indirect wholly owned subsidiaries of FMR LLC: Fidelity Brokerage Services LLC, National Financial Services LLC, Fidelity Investments Institutional Services Company, Inc., Fidelity Distributors Corp. and Pyramis Distributors Corp. The registered address of each of the Fidelity Entities is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM 19.

As of April 30, 2011, approximately 25.7% of our outstanding ordinary shares are held by 38 record holders in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Beijing iSoftStone

In November 2005, we entered into a series of agreements with Beijing iSoftStone and its shareholders, which enable us to

•	exercise effective control over Beijing iSoftStone; and

•	receive a substantial portion of the economic benefits from Beijing iSoftStone in consideration for the services provided by iSoftStone WFOE.

Agreements that Transfer Economic Benefits to Us

Exclusive Outsourcing Agreement. Pursuant to the exclusive outsourcing agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, Beijing iSoftStone agreed to exclusively subcontract its business contracts, to the extent that subcontracting is permitted by such business contracts, to iSoftStone WFOE and pay the revenue collected under such business contracts to iSoftStone WFOE. The exclusive outsourcing agreement will terminate upon written agreement by the parties.

Exclusive Technology Consulting and Management Service Agreement. Pursuant to the exclusive technology consulting and management service agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to provide exclusive technology consulting and management services to Beijing iSoftStone for service fees equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE. The exclusive technology consulting and management service agreement has a term of three years from its signing date and is renewable an unlimited number of times for three years at a time unless terminated upon written agreement by the parties.

Trademark and Software Licensing Agreement. Pursuant to the trademark and software licensing agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to license its trademarks, software copyrights and domain names to Beijing iSoftStone on a non-exclusive basis. Beijing iSoftStone pays licensing fees in a lump sum equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE and that are not otherwise paid to iSoftStone WFOE pursuant to the aforesaid exclusive technology consulting and management service agreement. The trademark and software licensing agreement has a term of three years from its signing date and is renewable an unlimited number of times for three years at a time unless terminated upon written agreement by the parties.

Agreements that Provide Effective Control over Beijing iSoftStone

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated November 16, 2005 between iSoftStone WFOE and the individuals collectively holding over 90% of the equity interests in Beijing iSoftStone, which was subsequently amended on October 8, 2010, each signing shareholder agreed to pledge his or her equity interest in Beijing iSoftStone to iSoftStone WFOE to secure the performance of Beijing iSoftStone’s obligations under the relevant principal agreements, including the exclusive outsourcing agreement and the exclusive technology consulting and management service agreement with iSoftStone WFOE. The equity pledge agreement expires when Beijing iSoftStone fully performs its obligations under the relevant principal agreements. Under the equity pledge agreement, each signing shareholder of Beijing iSoftStone also agreed not to transfer, dispose of or otherwise create any encumbrance on his or her equity interest in Beijing iSoftStone without prior written consent of iSoftStone WFOE. If Beijing iSoftStone fails to perform its contractual obligations, iSoftStone WFOE, as pledgee, will be entitled to dispose of the pledged equity interests. In addition, these shareholders of Beijing iSoftStone agreed that iSoftStone WFOE may purchase part or all of the pledged equity interests in Beijing iSoftStone when and to the extent that applicable PRC law permits.

Irrevocable Proxy. In connection with the execution of the equity pledge agreement, the shareholders of Beijing iSoftStone executed an irrevocable proxy to appoint iSoftStone WFOE or iSoftStone WFOE’s designee as his or her attorney-in-fact to attend shareholder meetings of Beijing iSoftStone and to vote on his or her behalf. The proxy granted by the shareholders of Beijing iSoftStone remains valid until the earlier of (a) the dissolution of Beijing iSoftStone and (b) the related shareholder ceasing to be the shareholder of Beijing iSoftStone.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of Beijing iSoftStone and our wholly owned PRC subsidiary iSoftStone WFOE are in compliance with PRC laws and regulations currently in effect; and

•

each of the contractual documents among iSoftStone WFOE, Beijing iSoftStone and its shareholders governed by PRC law is valid, binding and enforceable, and does not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the foregoing agreements that establish the structure for operating part of our PRC business do not comply with PRC laws, we could be subject to severe penalties. See “Item 3.D. Key Information—Risk Factors—Risk Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Private Placements

Series A Financing

On November 16, 2005, April 28, 2006 and March 13, 2007, we issued and sold an aggregate of 78,451,178 series A preference shares in a private placement to AsiaVest Opportunities Fund IV and Infotech Ventures Cayman Company Limited, at a price per share of $0.1485 for a total consideration of $11.65 million. We also granted AsiaVest Opportunities Fund IV a warrant to purchase up to 16,835,017 additional series A preference shares at a price per share of $0.1485 exercisable by November 16, 2007. On March 13, 2007, AsiaVest Opportunities Fund IV exercised the warrant and purchased an aggregate 16,835,017 series A preference shares from us for a total consideration of $2.5 million. All of our series A preference shares were automatically converted into our ordinary shares upon the closing of our initial public offering.

Series B Financing

On March 16, 2007, we issued and sold an aggregate of 84,440,020 series B preference shares in a private placement to Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, AsiaVest Opportunities Fund IV and Infotech Pacific Ventures L.P. at a price per share of $0.2369 for a total consideration of $20 million. We also granted these investors warrants to purchase up to an aggregate of additional 84,440,020 series B preference shares at a price per share of $0.2961 exercisable by September 17, 2008. On February 22, 2008, all these investors exercised the warrants and purchased an aggregate of 84,440,020 series B preference shares from us for a total consideration of $25 million. All of our series B preference shares have been automatically converted into our ordinary shares upon the closing of our initial public offering.

Convertible Notes Financing

On December 23, 2009, April 21, 2010 and April 22, 2010 we issued and sold notes convertible into our ordinary shares in the aggregate principal amount of $38 million in a series of private placements to CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, L.P., FIL Limited, AsiaVest Opportunities Fund IV, Infotech Pacific Ventures L.P., Mitsui Ventures Global Fund, Jinyuan and Hua Ying. These convertible notes bear interest on the principal amount at a rate of 1% per annum until the initial maturity date of December 22, 2012, provided they are not previously redeemed or converted. On April 1, 2010, FIL Limited transferred the convertible notes it held to Asia Ventures II L.P.

Upon the closing of our initial public offering and within the 12 months thereafter, the holders of the convertible notes have the right, but not the obligation, to (i) convert the outstanding principal amounts of notes and any accrued and unpaid interest thereon into ordinary shares with the conversion price equal to the discount to the offering price in our initial public offering that provides the note holders, on the date of the closing of our initial public offering, an internal rate of return of 35%, subject to anti-dilution adjustments, or (ii) have us redeem for cash all of the outstanding principal amount of the convertible notes at a price that would provide the note holders, at the time of payment, an internal rate of return of 18%, plus any accrued and unpaid interest.

In the event of a sale of our company, the then outstanding principal amounts of the convertible notes and the accrued and unpaid interest thereon must be automatically converted into ordinary shares at a conversion price, which is a discount to the price per ordinary share paid by the purchaser in the sale of our company that would provide the note holders, on the date of the completion of the sale of our Company, an internal rate of return of 35%.

We must redeem for cash on the maturity date the outstanding principal amounts of the convertible notes that have not been otherwise converted or redeemed, at a price that would provide the note holders, at the time of payment, an internal rate of return of 10%, including interest paid. In the event the maturity date of the convertible notes falls within or after the 12 months after the closing of our initial public offering, we must redeem for cash the outstanding principal amount of the convertible notes that has not been converted or redeemed earlier at the expiration of the aforementioned 12 months after the closing of our initial public offering at a price that would provide the note holders, at the time of payment, an internal rate of return of 18%, plus any accrued and unpaid interest. In the event of default, the holders of the convertible notes have the right, but not the obligation, to require us to redeem for cash all of the outstanding principal amount of the convertible notes at a price that would provide the note holders, at the time of payment, an internal rate of return of 10%, including interests paid.

The notes also contain certain restrictions on our corporate actions. Until the entire principal amount of the convertible notes and any other amounts payable in relation to the convertible notes have been redeemed and paid or converted pursuant to the terms of the convertible notes, we may not issue, assume, incur, become subject to, guarantee, amend the terms of, or suffer to exist any indebtedness or encumbrance on any of our assets without the prior written consent of the holders of more than 50% of the aggregate principal amount of all our outstanding convertible notes, except for any indebtedness, guarantee or encumbrance arising from our convertible notes, incurred by us for working or operating capital purposes, including without limitation, any trade debts or credit facilities.

In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest thereon into 20,406,720 of our ordinary shares.

Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement

In connection with our convertible notes private placements, we, the holders of our preference shares and convertible notes, and Tianwen Liu and Yong Feng and their personal holding companies Tekventure Limited and United Innovation (China) Limited entered into a Second Amended and Restated Investors’ Rights Agreement on December 23, 2009, which was subsequently amended on April 22, 2010 and November 26, 2010. Pursuant to this Investors’ Rights Agreement, we have granted certain registration rights to holders of our registrable securities. Registrable securities include (1) our ordinary shares issuable or issued upon conversion of our preference shares or convertible notes, (2) any other ordinary shares owned or acquired by any holders of our preference shares or convertible notes, excluding, among others, shares sold in a public offering, and (3) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (1) and (2) above.

Under the terms of the Investors’ Rights Agreement, from the date that is six months after the closing of our initial public offering, (i) holders of 30% or more of our then outstanding registrable securities or (ii) holders of 45% or more of the registrable securities with respect to series A preference shares, series B preference shares or convertible notes, each separately as a class, may require us to effect a registration under the Securities Act for the sale of their registrable securities. We are obliged to effect up to two such demand registrations with respect to the series A preference shares, up to two with respect to the series B preference shares and one with respect to the convertible notes. We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period, nor can we file any registration statement pertaining to the public offering of any securities of us during such 90 day period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration when (1) the aggregate price to the public of such offering is less than $1,000,000, or (2) we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded within the six-month period preceding the date of such request. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period, nor can we file any registration statement pertaining to the public offering of any securities of us during such 90 days period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than underwriters’ and brokers’ discounts and commissions relating to the registrable securities sold by the holders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities more than five years following the consummation of our initial public offering.

The Investors’ Rights Agreement also provides for other rights enjoyed by the holders of our preference shares and convertible notes, all of which rights automatically terminated upon the closing of our initial public offering in December 2010.

Acquisition Related Shares Issuance

In recent years, we have issued our ordinary shares as partial consideration for certain of our acquisitions of businesses, assets and key employees and consultants.

On December 28, 2009, we issued an aggregate of 66,265 ordinary shares to two former shareholders of iSoftStone Resources Ltd., one of whom is our employee, in connection with our buy-out of their minority interests in iSoftStone Resources Ltd., a Japanese company that has been absorbed by our wholly-owned subsidiary, iSoftStone Japan Limited.

On April 18, 2010 and June 30, 2010, we issued an aggregate of 4,500,000 ordinary shares to Fair Honest Technology Limited in connection with the hiring of certain key employees. We may need to issue up to additional 1,000,000 ordinary shares to such employees or their designees based on the performance of these key employees.

In November 2010, we acquired Shanghai Kangshi. In connection with the acquisition, we agreed to issue 970,215 ordinary shares, determined by dividing $1,198,215 by a per ordinary share price equal to 95% of the per share equivalent of our initial public offering price. A portion of these shares will be subject to our repurchase right at a nominal price if the performance of the acquired business for each of the year 2010, 2011 and 2012 fails that year’s performance target, respectively.

On December 23, 2010, we issued an aggregate of 823,846 ordinary shares to six former shareholders of Ascend, in connection with our acquisition of Ascend.

On March 14, 2011, we issued 324,849 ordinary shares to Fox Legend Limited for its introducing business to Beijing iSoftStone Data Technology Service Co., Ltd., a subsidiary of ours.

Transactions with Certain Related Parties

Among the holders of our shares and convertible notes, the Fidelity Entities are affiliates of Fidelity Technology (Dalian) Limited, CSOF Technology Investments Limited and SeaBright China Special Opportunities Fund II, L.P. are affiliates of China Everbright Bank, and Hua Ying is an affiliate of Huawei, all of which are our existing clients. Our transactions with Fidelity Technology (Dalian) Limited, China Everbright Bank and Huawei are arm’s-length transactions.

Since 2007, we have, from time to time, provided IT services to, and paid certain expenses on behalf of, Beijing iSoftStone Boxin Technology Co., Ltd., a Chinese company in which iSoftStone WFOE owns 20% equity interest. As of December 31, 2008, 2009 and 2010, the total amount of services fees and expenses payment due to us from Beijing iSoftStone Boxin Technology Co., Ltd. were $0.6 million, $0.6 million and $1.4 million, respectively.

Since 2007, Beijing iSoftStone Boxin Technology Co., Ltd. has from time to time paid certain operating expenses on our behalf, with the total amount due from us to Beijing iSoftStone Boxin Technology Co., Ltd. being $0.1 million, $50,000 and $0.4 million as of December 31, 2008, 2009 and 2010, respectively.

In 2007, we extended a loan to iSoftStone Technologies Co., Ltd., a Japanese company in which iSoftStone Japan Limited owns a 32.25% equity interest. As of December 31, 2008, 2009 and 2010, the outstanding loan principal and interest due to us from iSoftStone Technologies Co., Ltd. were $99,000, $69,000 and $86,000, respectively. The loan we extended to iSoftStone Technologies Co., Ltd. is unsecured, bears interest at a rate of 2.5% per annum, and is expected to be repaid in 2011.

Since 2009, Tianjin Binhairuantong Software Outsourcing Research Co., Ltd., a Chinese company in which iSoftStone Information Technology Co., Ltd. had a 40% equity interest until July 2010 when Tianjin Binhairuantong Software Outsourcing Research Co., Ltd. was dissolved, had from time to time paid certain operating expenses on our behalf, with the total amount due from us to Binhairuantong Software Outsourcing Research Co., Ltd. being nil, $59,000 and nil as of December 31, 2008, 2009 and 2010, respectively.

In August 2010, our existing shareholders Tekventure Limited and United Innovation (China) Ltd. transferred an aggregate of 5 million of our ordinary shares to our wholly owned subsidiary, iSoftStone Hong Kong Limited. These shares were purchased for $2 million in cash and are being held on our behalf and treated by us as treasury shares for accounting purposes. In October 2010, 461,000 and 700,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to a former employee at a per share price of $0.51 and $0.30, respectively, or $445,110 in the aggregate. These shares were transferred as partial consideration for our hiring and terminating that employee. Also in October 2010, 553,389 and 178,047 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to designees of several key employees at par value as partial consideration for our hiring of those employees. On March 29, 2011, 674,109 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to ESFB Asia Investment Limited as partial consideration for our acquisition of Beijing Kebao.

Our director Chung-Kao Hsieh (Peter Hsieh) is nominated by AsiaVest Opportunities Fund IV, an investor of our series A and series B preference shares and our convertible notes. Our director Ling He is nominated by SeaBright China Special Opportunities Fund II, LP and CSOF Technology Investments Limited, investors of our convertible notes.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Employment Agreements.”

Share Options

See “Item 6.B. Directors, Senior Management and Employees — Share Option Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Cash dividends, if any, will be at the discretion of our board of directors, and will depend upon our future results of operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our PRC subsidiaries. Each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. The results of operations reflected in our financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our PRC subsidiaries. Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

The Enterprise Income Tax Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC resident enterprise shareholders to the extent such dividends are derived from sources within the PRC. If we are determined to be a PRC resident enterprise by the PRC tax authorities, it is unclear whether dividends declared and distributed by us to our non-PRC resident enterprise shareholders will be deemed to be derived from sources within the PRC under the Enterprise Income Tax Law and its implementing rules and therefore be subject to the 10% withholding tax (or potentially a 20% income tax withholding will be imposed on dividends received from us by our non-PRC individual shareholders under the applicable PRC tax laws). See “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12.D. American Depositary Shares.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol ISS and have been listed since December 14, 2010. The following table sets forth the high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual
2010(1)	$19.00	$15.30

Quarterly
Fourth Quarter 2010(1)	$19.00	$15.30
First Quarter 2011	$21.35	$16.80

Monthly
2010
December(1)	$19.00	$15.30
2011
January	$21.35	$17.50
February	$20.83	$16.90
March	$20.49	$16.80
April	$20.57	$17.46
May (through May 27, 2011)	$22.63	$14.45

(1)	Our ADSs began trading on the NYSE on December 14, 2010.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum of Association and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum of association and fifth amended and restated articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-170785) originally filed with the Securities and Exchange Commission on November 23, 2010, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Exchange Administrative Regulations and various rules and regulations promulgated by SAFE, the Renminbi is freely convertible under current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriating investment and investment in securities outside China, prior approval of or registration with SAFE or its local branches is required.

Foreign-invested enterprises may only buy, sell and remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account transactions, after obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, or Circular 75. Circular 75 requires PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests to the offshore special purpose company, such PRC resident must modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity investment or creation of any security interest. If these shareholders fail to comply, the PRC subsidiaries of the offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

Dividend Distributions

See “Item 8.A. Financial Information — Dividend Policy” in connection with our policy regarding dividend distributions. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our ADS — You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.”

E. Taxation

The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to iSoftStone Holdings Limited or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of iSoftStone Holdings Limited.

The undertaking for iSoftStone Holdings Limited is for a period of twenty years from August 24, 2010.

People’s Republic of China Taxation

China promulgated a new Enterprise Income Tax Law effective on January 1, 2008. The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. While we do not currently consider our Cayman Islands holding company to be a PRC “resident enterprise”, there is a risk that the PRC tax authorities may deem our company as a PRC “resident enterprise”. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% or potentially 20% withholding tax may be imposed on dividends we pay to our non-PRC enterprise or individual shareholders respectively and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Currently, neither we nor our PRC counsel can be certain as to whether our Cayman Islands holding company will be regarded as a PRC “resident enterprise” or not. In addition, it is unclear whether, if our Cayman Islands holding company is considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other jurisdictions. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

The actual tax consequences of investing in our ADSs or ordinary shares will vary depending on each prospective purchaser’s circumstances. Prospective purchasers are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is attributed to its owners. Accordingly, if a partnership holds ADSs or ordinary shares, the tax treatment of its owners will generally depend on their specific status and the activities of the partnership.

If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends will generally constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sale or other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ADSs or ordinary shares.

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company, or PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2011 or for any future taxable year.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

You would generally be able to avoid the PFIC rules regarding “excess” distribution and gain described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain “regularly traded” on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their fair market value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would include in income for a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

In general, dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-170785) as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits with remaining maturities of three months or less when purchased. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to manage our interest rate risk exposure.

We have not been exposed to material risks due to changes in market interest rates. We are not exposed to interest risk associated with the convertible notes, as the interest rate has been fixed upon our IPO in December 2010. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased by 3.3% in 2010. If inflation rates continue to rise, we may experience greater increases in the wages of our professionals as a result of the increasing inflation levels in China or otherwise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.”

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Japanese Yen in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the primary value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.”

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $128.4 million as of December 31, 2010 into Renminbi at the exchange rate of $1.00 for RMB6.6000 as of December 30, 2010, this cash balance would have been RMB847.4 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB839.0 million as of December 31, 2010.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Recently Issued Accounting Standards Not Yet Adopted

In September 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. This pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In January, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We have adopted this pronouncement except for the requirement to provide the Level 3 activities of purchases, sales, issuances and settlements on a gross basis. The adoption of this pronouncement does not have a significant effect on our consolidated financial position or result of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies criteria that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The criteria apply to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Affected entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We are in the process of evaluating the effect of adoption of this pronouncement.

In December 2010, the FASB issued an authoritative pronouncement on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify step 1 so that for those reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 – Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares.

Fees and Charges Payable by a Holder of American Depositary Receipts

JPMorgan Chase Bank, N.A., or our depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Fees Payable by the Depositary to the Issuer

Our depositary has agreed to reimburse us for certain reasonable fees and expenses we incur that are directly related to establishment and ongoing maintenance of the ADR program, including (a) initial and ongoing listing fees, underwriting fees and fees paid in conjunction with the preparation and execution of any offering of ADRs to be issued under the ADR program, including our initial public offering; (b) investor relations activities related to the ADR program, including, but not limited to, road shows, investor conference participation expenses, prospectus printing, related advertising and public relations in those jurisdictions in which the ADRs trade; (c) reasonable legal, audit and accounting fees and expenses, including, but not limited to, those related to reporting and corporate governance requirements of the SEC and/or any stock exchanges upon which the ADRs are listed for trading; (d) shareholder identification and perception studies and other investor relations expenses, in each case as arranged by or through the depositary; (e) broker reimbursements; and (f) any out-of-pocket expenses and fees we might otherwise owe the depository and other bona fide ADR program related third party expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not perforce related to the amounts of fees the depositary collects from investors. Since we just completed our initial public offering on December 17, 2010, we did not receive any reimbursement payment from the depositary in the year ended December 31, 2010. As part of its service to our company, the depositary had agreed to waive fees for establishment and ongoing maintenance of the ADR program estimated to total $80,000 in the year ended December 31, 2010.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of the security holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to the transition period permitted by rules of the SEC for newly public companies.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2011, if certain conditions are met.

In connection with the preparation and audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was related to the lack of control over a migration from one information system to an upgraded system. We have undertaken or are in the process of undertaking a number of steps to improve our internal controls over financial reporting and to address the material weakness and the significant deficiency, including:

•

We established an audit committee in February 2010 to oversee our accounting and financial reporting processes. In November 2010, we appointed Mr. Tom Manning as the chairman of our audit committee and we are in the process to identify an additional independent director and audit committee member who meets the qualification of “financial expert”.

•

We launched a recruitment program to hire additional qualified accounting personnel in April 2010. As a result, we hired a Director of Reporting and two Managers of Reporting in July 2010 and added three more accounting and reporting supervisors in 2011. Currently, we have nine people who have relevant U.S. GAAP accounting and reporting experience—all from “Big 4” auditing firms.

•

We implemented regular and continuous U.S. GAAP accounting and financial reporting training programs, including internal and external programs, for our existing accounting and reporting personnel, including senior financial leaders. We also maintained access to “Big 4” websites and other channels to receive timely updates on announcements of new U.S. GAAP literature and SEC regulations.

•

We devoted significant man power to: (1) update our operating and accounting system during the first quarter of 2011; (2) ensure data accuracy and completeness following the system upgrade; (3) standardize the process of collection and presentation of accounting and operational data to enhance our operational and financial reporting; and (4) redefine our monthly and quarterly management information package to enhance the business reviews led by our senior management team.

•

We are in the process of recruiting qualified personnel to establish our internal audit function. Currently, we have recruited the head of our internal audit function, who has extensive experience in successfully implementing SOX 404 projects in a U.S. publicly listed company and as a consultant from a “Big 4” auditing firm, and she will join the company in July 2011. Before the establishment of our internal audit function in January 2011 we: (1) established a steering committee consisting of our CEO, COO and CFO, chaired by our CFO and reporting to our Audit Committee, to be responsible for the overall progress and quality of the implementation exercise; and (2) designated a team of management level personnel with in-depth knowledge of financial reporting, our operations and comprehensive experience in process management to work with PricewaterhouseCoopers’ consulting team to manage our day-to-day implementation.

•

We engaged PricewaterhouseCoopers to assist management in evaluating our current internal controls over financial reporting and implementing necessary controls and measures to assist us in preparing for compliance with the requirements under Section 404 of the Sarbanes-Oxley Act. From early January 2011, we initiated the following actions and procedures to enhance our internal controls over financial reporting:

•

we re-designed policies and procedures of our revenue cycle, which included client and engagement acceptance, project budget approval and monitoring, revenue recognition management and accounts receivable management, among other things;

•

we also re-designed policies and procedures of our monthly and quarterly financial closing cycle, which included a comprehensive accounting policy to guide day-to-day operations and a well designed closing procedure and checklist to enhance internal controls over reporting and disclosure; and

•	we are in the process of updating system applications to meet the requirements of re-designed procedures and to enhance effectiveness and efficiency of internal control operating environments.

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2011.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective due to the material weakness and significant deficiencies in our internal control over financial reporting described above.

Changes in Internal Control over Financial Reporting

We made the changes described above to our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Al-Noor Gulamali Abdulla Ramji and Tom Manning. Mr. Manning is the chairman of our audit committee, and we do not currently have an audit committee member that meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has an ongoing search to identify a third audit committee member that meets such criteria prior to the first anniversary of our initial public offering. Each of Mr. Ramji and Mr. Manning satisfies the “independence” requirements within the meaning of Section 303A of the Corporate Governance Rules of the NYSE and satisfies the “independence” requirements under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.isoftstone.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our principal external auditors, in the fiscal year ended December 31, 2009 and 2010, respectively.

	Fiscal Year ended December 31,
	2009		2010
	(In thousands)
	RMB	US$	RMB	US$
Audit fees (1)	1,913	281	4,214	622
Audit-related fees (2)	—	—	6,690	984
Tax fees (3)	—	—	1,137	168
All other fees(4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.
(4)	“All other fees” means the aggregate fees billed for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

It is the policy of the audit committee or our board of directors to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, Deloitte, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Principal Accountant

Not applicable.

(b) Engagement of New Principal Accountant

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Listed Company Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent;

•	have a minimum of three members or a person with accounting or related financial management expertise in our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We do not intend to rely on any of the exemptions provided by the NYSE to foreign private issuers, except that we will not provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE, and we will not seek shareholder approval for (i) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (ii) the issuance of more than 20% of our outstanding ordinary shares, and (iii) an issuance that would result in a change of control. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

1.1*	Form of Fourth Amended and Restated Memorandum of Association and Fifth Amended and Restated Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

2.6*	Convertible Note of the Registrant issued to Asia Ventures II L.P.

2.7*	Convertible Note of the Registrant issued to AsiaVest Opportunities Fund IV

2.8*	Convertible Note of the Registrant issued to Mitsui Ventures Global Fund

2.9*	Convertible Note of the Registrant issued to Infotech Pacific Ventures, L.P.

2.10*	Convertible Note of the Registrant issued to Jinyuan Development (Hong Kong) Company Limited

2.12*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.13*	Additional Investor Joinder Agreement to Investors’ Rights Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.14*	Amendment to Investors’ Rights Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.15*	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.16*	Additional Investor Joinder Agreement to Right of First Refusal and Co-Sale Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.17*	Amendment to Right of First Refusal and Co-Sale Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.18*	Amendment No. 2 to Investors’ Rights Agreement, dated as of November 26, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein.

4.1*	2008 Share Incentive Plan

4.2*	2009 Share Incentive Plan

4.3*	2010 Performance Incentive Plan

4.4*	Form of Employment Agreement with the Registrant’s officers

4.5*	Form of Indemnification Agreement with the Registrant’s directors and officers

4.6*	Subscription Agreement between iSoftStone Holdings Limited and Bayfront Investments (Mauritius) Pte. Ltd., dated as of November 30, 2010

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

15.2	Consent of Han Kun Law Offices

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-170785), as amended, initially filed with the Securities and Exchange Commission on November 23, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iSoftStone Holdings Limited

/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Chief Executive Officer

Date: May 31, 2011

1

iSOFTSTONE HOLDINGS LIMITED

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISOFTSTONE HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of iSoftStone Holdings Limited (the “Company”) and its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 24, 2011

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31, 2009	December 31, 2010
Assets

Current assets:
Cash	$55,138	$181,080
Restricted cash	1,109	2,873
Accounts receivable, net of allowance for doubtful accounts of $423 and $2,320 as of December 31, 2009 and 2010, respectively	69,094	101,943
Prepaid expenses and other current assets	5,306	7,821
Amounts due from related parties	685	2,534
Deferred tax assets, current	1,085	1,125

Total current assets	132,417	297,376

Long term investments	344	401
Property and equipment, net	10,785	17,900
Intangible assets, net	3,324	5,618
Goodwill	13,186	19,371
Other non-current assets	1,761	1,902
Deferred tax assets, non-current	362	463

Total assets	$162,179	$343,031

Liabilities

Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to iSoftStone Holdings Limited of $181 and $10 as of December 31, 2009 and December 31, 2010, respectively)	$7,416	$12,916
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to iSoftStone Holdings Limited of $16 and $7 as of December 31, 2009 and December 31, 2010, respectively)	4,103	5,716
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to iSoftStone Holdings Limited of $938 and $50 as of December 31, 2009 and December 31, 2010, respectively)	17,717	24,094
Income tax payable (including income tax payable of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	1,361	1,652
Amounts due to related parties (including amount due to related parties of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	109	981
Share-based compensation liability (including share-based compensation liability of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	—	62
Short term borrowings (including short term borrowings of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	27,836	37,275
Deferred consideration in connection with business acquisitions, current (including deferred consideration in connection with business acquisitions, current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	1,220	3,133
Contingent consideration payable in connection with business acquisitions, current (including contingent consideration payable in connection with business acquisitions, current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	1,312	450
Convertible notes, current (including convertible notes, current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	—	29,415

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31, 2009	December 31, 2010
Total current liabilities	61,074	115,694

Deferred consideration in connection with business acquisitions, non-current (including deferred consideration in connection with business acquisitions, non-current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	—	510
Contingent consideration payable in connection with business acquisitions, non-current (including contingent consideration payable in connection with business acquisitions, non-current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	—	148
Deferred tax liabilities, non-current (including contingent consideration payable in connection with business acquisitions, non-current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively	996	1,249
Convertible notes, non-current (including convertible notes, non-current of the consolidated VIE without recourse to iSoftStone Holdings Limited of nil and nil as of December 31, 2009 and December 31, 2010, respectively)	28,865	—

Total liabilities	$90,935	$117,601

Commitments (Note 26)

Series B convertible redeemable preference shares:
($0.0001 par value, 196,745,340 shares authorized as of December 31, 2009; 168,880,040 shares issued and outstanding as of December 31, 2009, liquidation value $67,497)	$52,159	$—

Equity:

iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 450,065,400 and 1,000,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 130,902,853 and 523,953,829 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	13	52
Series A convertible preference shares ($0.0001 par value, 95,286,195 shares authorized as of December 31, 2009; 95,286,195 shares issued and outstanding as of December 31, 2009, liquidation value $3,747)	14,150	—
Treasury shares	—	(1,243)
Shares to be issued	179	1,571
Additional paid-in capital	18,768	241,213
Statutory reserves	4,133	5,703
Accumulated other comprehensive income	3,796	6,914
Accumulated deficit	(22,449)	(29,786)

Total iSoftStone Holdings Limited shareholders’ equity	18,590	224,424
Noncontrolling interest	495	1,006

Total equity	19,085	225,430

Total liabilities, Series B convertible redeemable preference shares and equity	$162,179	$343,031

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2008	2009	2010
Revenues	$85,191	$137,206	$200,783
Business tax	(2,727)	(2,819)	(3,808)

Net revenues	82,464	134,387	196,975
Cost of revenues (Including share-based compensation of $85, $159 and $175 for the years ended December 31, 2008, 2009 and 2010, respectively)	(55,083)	(88,391)	(125,689)

Gross profit	27,381	45,996	71,286

Operating expenses:
General and administrative expenses (Including share-based compensation of $1,258, $2,074 and $8,091 for the years ended December 31, 2008, 2009 and 2010, respectively)	(16,344)	(26,654)	(44,277)
Selling and marketing expenses (Including share-based compensation of $44, $110 and $273 for the years ended December 31, 2008, 2009 and 2010, respectively)	(11,264)	(13,205)	(17,468)
Research and development expenses (Including share-based compensation of $1, $7 and $7 for the years ended December 31, 2008, 2009 and 2010, respectively)	(1,057)	(1,222)	(3,852)

Total operating expenses	(28,665)	(41,081)	(65,597)

Changes in fair value of contingent consideration in connection with business combination	—	(3)	28
Other income	800	981	262
Government subsidies	862	2,999	3,269
Gain on deconsolidation of Wuxi iCarnegie	—	—	1,079

Income from operations	378	8,892	10,327

Interest income	228	138	180
Interest expense	(363)	(878)	(5,742)
Change in fair value of warrants	(676)	—	—
Change in fair value of convertible note derivatives	—	—	(8,428)
Gain on bargain purchase of a business	—	66	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(433)	8,218	(3,663)
Income taxes benefit	492	823	288

Income (Loss) after income taxes before loss in equity method investments, net of income taxes	59	9,041	(3,375)
Loss in equity method investments, net of income taxes	(62)	(13)	(245)

Net (loss) income	(3)	9,028	(3,620)
Less: Net loss attributable to noncontrolling interest	101	21	438

Net income (loss) attributable to iSoftStone Holdings Limited	$98	$9,049	$(3,182)

Net (loss) income per share attributable to ordinary shareholders of iSoftStone Holdings Limited:
Basic	$(0.03)	$0.01	$(0.05)
Diluted	$(0.03)	$0.01	$(0.05)

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	122,681,330	125,106,274	149,341,325
Diluted	122,681,330	131,892,325	149,341,325

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2008	117,344,311	$12	95,286,195	$14,150	$—	$55	$10,249	$380	$(22,654)	$1,484	$3,676	$125	$3,801

Issuance of ordinary shares in connection with business acquisition of Akona	4,539,489	—	—	—	—	—	953	—	—	—	953	—	953
Issuance of ordinary shares in connection with business acquisition of Jiefeng	1,004,500	—	—	—	—	—	178	—	—	—	178	—	178
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,489)	—	(2,489)	—	(2,489)
Share-based compensation	—	—	—	—	—	—	1,388	—	—	—	1,388	—	1,388
Provision for statutory reserves	—	—	—	—	—	—	—	1,242	(1,242)	—	—	—	—
Acquisition of noncontrolling interest of Bolun	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Acquisition of noncontrolling interest of ISSR	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	98	—	98	(101)	(3)	$(3)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	2,417	2,417	4	2,421	2,421

Total comprehensive income														$2,418

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2008	122,888,300	$12	95,286,195	$14,150	$—	$55	$12,768	$1,622	$(26,287)	$3,901	$6,221	$3	$6,224

Issuance of ordinary shares in connection with business acquisition of Akona	7,548,288	1	—	—	—	—	3,622	—	—	—	3,623	—	3,623
Issuance of ordinary shares in connection with business acquisition of ISSR	66,265	—	—	—	—	—	32	—	—	—	32	—	32
Issuance of ordinary shares in connection with exercise of options	400,000	—	—	—	—	—	120	—	—	—	120	—	120
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,700)	—	(2,700)	—	(2,700)
Vesting of nonvested shares (to be issued) (Note 16)	—	—	—	—	—	124	(124)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,350	—	—	—	2,350	—	2,350
Provision for statutory reserves	—	—	—	—	—	—	—	2,511	(2,511)	—	—	—	—
Capital contribution from noncontrolling interest shareholder of Wuxi iCarnegie	—	—	—	—	—	—	—	—	—	—	—	513	513
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	9,049	—	9,049	(21)	9,028	$9,028
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(105)	(105)	—	(105)	(105)

Total comprehensive income														$8,923

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2009	130,902,853	$13	95,286,195	$14,150	$—	$179	$18,768	$4,133	$(22,449)	$3,796	$18,590	$495	$19,085

Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,585)	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company	—	—	—	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 21)	4,500,000	1	—	—	—	—	2,705	—	—	—	2,706	—	2,706
Vesting of nonvested shares (to be issued) (Note 16)	—	—	—	—	—	51	(51)	—	—	—	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	—	4,745	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—	—	29	—	—	—	29	—	29
Transfer of ordinary shares in connection with the employment of certain employees (Note 16)	—	—	—	—	293	(75)	(218)	—	—	—	—	—	—
Sale of ordinary shares to a former employee (Note 21)	—	—	—	—	464	—	843	—	—	—	1,307	—	1,307
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	—	123,445	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	—	54,745	—	54,745
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	—	20,928	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	—	131	—	131
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	—	1,071	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	—	1,262	—	1,262

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Ordinary shares to be issued to a consultant (Note 16)	—	—	—	—	—	154	—	—	—	—	154	—	154
Capital contribution from noncontrolling interest shareholder of Guodian	—	—	—	—	—	—	—	—	—	—	—	586	586
Capital contribution from noncontrolling interest shareholder of Jiewen	—	—	—	—	—	—	—	—	—	—	—	242	242
Acquisition of noncontrolling interest iSoftStone Korea	—	—	—	—	—	—	—	—	—	—	—	15	15
Deconsolidation of Wuxi iCarnegie	—	—	—	—	—	—	—	—	—	—	—	67	67
Provision for statutory reserves	—	—	—	—	—	—	—	1,570	(1,570)	—	—	—	—
Comprehensive income
Net loss	—	—	—	—	—	—	—	—	(3,182)	—	(3,182)	(438)	(3,620)	$(3,620)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,118	3,118	39	3,157	3,157

Total comprehensive income														$(463)

Balance as of December 31, 2010	523,953,829	$52	—	$—	$(1,243)	$1,571	$241,213	$5,703	$(29,786)	$6,914	$224,424	$1,006	$225,430

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net (loss) income	$(3)	$9,028	$(3,620)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Share-based compensation	1,388	2,350	8,546
Depreciation and amortization of property and equipment	2,136	3,197	4,674
Amortization of intangible assets	2,649	2,015	1,965
Provision of allowance for doubtful accounts	6	114	2,515
Loss on equity method investments	62	13	245
Gain on deconsolidation of Wuxi iCarnegie	—	—	(1,079)
Loss on disposal of property and equipment	99	77	168
Change in fair value of warrants	676	—	—
Change in fair value for contingent consideration in connection with business combination	—	—	(28)
Change in fair value of convertible notes derivatives	—	—	8,428
Imputed interest expense in connection with convertible notes	—	—	4,418
Gain on bargain purchase of a business	—	(66)	—
Accrued interest expense of consideration payable in connection with a business acquisition	53	64	—
Changes in operating assets and liabilities:
Accounts receivable	(12,941)	(39,646)	(29,631)
Prepaid expenses and other current assets	(60)	(2,293)	(3,191)
Amounts due from related parties	(613)	(20)	(1,797)
Deferred tax assets	(255)	(1,134)	(91)
Accounts payable	993	4,160	4,895
Deferred revenue	2,029	1,601	1,508
Accrued expenses and other current liabilities	3,060	6,039	2,969
Income tax payable	13	782	251
Amounts due to related parties	(172)	(7)	846
Deferred tax liabilities	(682)	(505)	(492)

Net cash used in (provided by) operating activities	(1,562)	(14,231)	1,499

Cash flows from investing activities:
Purchase of property and equipment	(2,205)	(5,046)	(11,662)
Proceeds from disposal of property and equipment	46	83	—
Deferred and contingent consideration paid for business acquisitions (1)	(3,332)	(700)	(3,793)
Cost of long term investments	—	(165)	(18)
Proceeds from deconsolidation of Wuxi iCarnegie (net of cash in Wuxi iCarnegie of $488)	—	—	176
Consideration paid for acquiring of noncontrolling interest	—	—	(30)
Restricted cash	—	(1,109)	(1,683)

Net cash used in investing activities	(5,491)	(6,937)	(17,010)

Cash flows from financing activities:
Proceeds from exercise of warrants relating to series B convertible redeemable preference shares, net of offering cost of $500	24,500	—	—
Proceeds from issuance of convertible notes, net of issuance cost of $198 and $367, for the year ended December 31, 2009 and 2010, respectively	—	28,802	8,633
Proceeds from issuance of ordinary shares	—	—	127,686
Payment of offering cost in connection with the issuance of ordinary shares	—	—	(2,580)
Proceeds from exercise of options	—	120	29
Proceeds from sale of ordinary shares to a former employee	—	—	445
Proceeds from short term borrowings	5,759	30,722	40,772
Payment of short term borrowings	(2,735)	(8,777)	(32,498)
Deferred and contingent consideration paid for business acquisitions (1)	(942)	(8,783)	(891)
Capital contribution from noncontrolling interest shareholder	—	513	242
Payment for the investment by a subsidiary in parent company	—	—	(2,000)

Net cash provided by financing activities	26,582	42,597	139,838

Effect of exchange rate changes	1,284	(67)	1,615
Net increase in cash	20,813	21,362	125,942

1.	Deferred and contingent considerations relating to business acquisitions which were paid within three months or less from the acquisition date were included in the investing activities; payments made after three months from the acquisition date were included in the financing activities.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2008	2009	2010
Cash at beginning of year	12,963	33,776	55,138
Cash at end of year	$33,776	$55,138	$181,080

Supplemental disclosure of cash flow information:
Income taxes paid	$103	$33	$359
Interest paid	$198	$591	$1,337

Supplymental schedule of non-cash activities:
Conversion of preference shares to ordinary shares upon IPO	$—	$—	$54,745
Conversion of convertible notes to ordinary shares upon IPO	$—	$—	$20,928
Accrued offering cost	$—	$—	$1,661
Settlement of contingent consideration of acquisition of MDCL by shares (Note 3)	$—	$—	$131
Capital contribution in the form of software copyright from noncontrolling interest shareholder of Guodian (Note 8)	$—	$—	$586

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

iSoftStone Holdings Limited (the “Company”), incorporated in the Cayman Islands, is the holding company for a group of companies. The Company, its subsidiaries and its consolidated variable interest entity (the “VIE”) (collectively the “Group” ) are principally engaged in providing an integrated suite of IT services and solutions, including IT services, Consulting and Solution services, and Business Process Outsourcing services (“BPO services”).

The Group commenced its operations in October 2001 through Beijing iSoftStone Technologies Limited (“Beijing iSoftStone”), a limited liability company established in China and owned by Mr. Tianwen Liu and other individuals (the “founders”).

In November 2005, the corporate structure of the Group was reorganized by establishing the Company and transferring substantially all the operating assets and operations of Beijing iSoftStone into iSoftStone Information Technology (Group) Company Limited (“iSoftStone WFOE”), a wholly owned subsidiary of the Company, in exchange of issuance of ordinary shares of the Company to the founders.

The ultimate beneficial shareholders of the Company and Beijing iSoftStone were identical with no shareholder having, before or after the reorganization, a controlling interest. The Company has therefore accounted for this transaction as a recapitalization with no change in the basis of the assets and liabilities of Beijing iSoftStone.

Certain of clients of the Group, primarily PRC stated-owned entities, are not permitted to receiving certain services from foreign owned entities. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, iSoftStone WFOE, the Company’s wholly owned subsidiary in the PRC, as a foreign invested company, is restricted from engaging in related business with these clients. The Group therefore conducts such business through its VIE, Beijing iSoftStone. iSoftStone WFOE entered into a series of agreements with Beijing iSoftStone and its shareholders in November 2005 through which iSoftStone WFOE enjoys substantially all of the risks of ownership of the VIE and controls it. The agreements comprise:

Exclusive Outsourcing Agreement: Pursuant to the exclusive outsourcing agreement between iSoftStone WFOE and Beijing iSoftStone, Beijing iSoftStone agreed to exclusively subcontract its business contracts, to the extent that subcontracting is permitted by such business contracts, to iSoftStone WFOE and pay the revenue collected under such business contracts to iSoftStone WFOE. The exclusive subcontracting agreement will terminate upon written agreement by the parties.

Exclusive Technology Consulting and Management Service Agreement: Pursuant to the exclusive technology consulting and management service agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to provide exclusive technology consulting and management service to Beijing iSoftStone for service fees equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE. The exclusive technology consulting and management service agreement has a term of three years from its signing date and is unlimitedly renewable for another three years.

Trademark and Software Licensing Agreement: Pursuant to the trademark and software licensing agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to license its trademarks, software copyrights and domain names to Beijing iSoftStone on a non-exclusive basis. Beijing iSoftStone would pay licensing fees in a lump sum equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE and that are not otherwise paid to iSoftStone WFOE pursuant to the aforesaid exclusive technology consulting and management service agreement. The trademark and software licensing agreement has a term of three years from its signing date and is unlimitedly renewable for another three years.

Irrevocable Power of Attorney: The shareholders of Beijing iSoftStone executed an irrevocable power of attorney to appoint iSoftStone WFOE or iSoftStone WFOE’s designee as their attorney-in-fact to attend shareholders’ meeting of Beijing iSoftStone and to vote on their behalf. The power of attorney granted by the shareholders of Beijing iSoftStone remains valid until the earlier of (a) the dissolution of Beijing iSoftStone, and (b) the related shareholders ceasing to be the shareholders of Beijing iSoftStone.

As a result of these contractual arrangements, iSoftStone WFOE is the primary beneficiary of the VIE and the Company has consolidated the financial results of the VIE in its consolidated financial statements since the date of inception of Beijing iSoftStone.

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—(Continued)

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2009	2010
Total assets	$1,294	$280
Total liabilities	$(1,135)	$(67)

	Years ended December 31,
	2008	2009	2010
Net revenues	$407	$189	$123
Net income (loss)	$(237)	$9	$(15)

	Years ended December 31,
	2008	2009	2010
Net cash (used in) provided by operating activities	$(45)	$3	$131
Net cash used in investing activities	$—	$—	$—
Net cash provided by financing activities	$—	$—	$—

Since November 2005 the Group has completed a number of acquisitions including:

•

In November 2005, iSoftStone WFOE acquired the IT services business and related assets of United Innovation Ltd. (“UIL”). In January 2008, Group dissolved UIL after the integration of all business into another operating entity of the Group.

•	In December 2006, the Group acquired 100% of the equity interest in Guangzhou Ruandong Zhiruan Computer Technology Co., Ltd. (“Zhiruan”).

•

In December 2006, the Group acquired 75% of the equity interest in Beijing Kebao System Engineering Co., Ltd. (“Kebao ”). And in September 2007, the Group acquired the remaining 25% equity interest in Kebao. In July 2010, the Group dissolved Kebao after the integration of all business into another operating entity of the Group.

•	In July 2007, the Group acquired the operating assets and liabilities of Wuxi Huayang Software Co., Ltd. ( “Wuxi Huayang”).

•	In January 2008, the Group acquired the IT services business of Shanghai Jiefeng Computer Science Co., Ltd. ( “Jiefeng”).

•	In February 2008, the Group acquired Akona System Inc. (“Akona”), a Washington corporation primarily focusing on IT consulting services in the U.S.

•	In March 2009, the Group acquired the IT services business of Shenzhen Star Ronghe Science and Technology Co., Ltd. (“Star ”).

•	In March 2009, the Group acquired the IT services business of MDCL- Frontline (China) Ltd. ( “MDCL”).

•	In October 2010, the Group acquired Ascend Technologies, Inc. ( “Ascend”).

•	In November 2010, the Group acquired Shanghai Kangshi Information System Co., Ltd. ( “Shanghai Kangshi”).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—(Continued)

As of December 31, 2010, the Group’s subsidiaries and VIE were as follows:

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership
Subsidiaries
iSoftStone Information Technology (Group) Company Limited (“iSoftStone WFOE”)	November 4, 2005	PRC	100%
iSoftStone Korea Inc. (“iSoftStone Korea”)	April 20, 2006	Korea	100%
iSoftStone Japan Limited (“iSoftStone Japan”)	August 31, 2006	Japan	100%
iSoftStone Information Technology Company Limited ( “iSoftStone Tianjin”)	December 6, 2006	PRC	100%
iSoftStone Information System Service Company Limited ( “iSoftStone Wuxi”)	December 12, 2006	PRC	100%
iSoftStone Inc.	July 18, 2007	USA	100%
Tianjin Saisi Information Technology Company Limited (“Saisi”)	August 24, 2007	PRC	100%
Beijing iSoftStone Data Technology Service Company Limited (“iSoftStone Data”)	May 23, 2008	PRC	100%
iSoftStone Hong Kong Limited ( “iSoftStone HK”)	October 15, 2008	Hong Kong	100%
Guangzhou iSoftStone Information Technology Company Limited ( “iSoftStone Guangzhou”)	February 17, 2009	PRC	100%
Beijing Guodian Ruantong Technology Company Limited (“Guodian”)	December 28, 2009	PRC	60%
Nanjing iSoftStone Information Technology Company Limited (“iSoftStone Nanjing”)	June 22, 2010	PRC	100%
iSoftStone Information Technology Group (Dalian) Company Limited (“iSoftStone Dalian”)	July 30, 2010	PRC	100%
Hangzhou iSoftStone Information Services Company Limited ( “iSoftStone Hangzhou”)	August 16, 2010	PRC	100%
Ascend Technologies, Inc. (“Ascend”)	October 7, 2010	USA	100%
Shanghai Kangshi Information System Company Limited ( “Shanghai Kangshi”)	November 10, 2010	PRC	100%
Beijing iSoftStone Jiewen Information Technology Company Limited (“Jiewen”)(1)	November 12, 2010	PRC	67%

Variable Interest Entity
Beijing iSoftStone Technologies Limited ( “Beijing iSoftStone”)	November 18, 2005	PRC	100%

(1)	In November 2010, the Group incorporated Beijing iSoftStone Jiewen Information Technology Co., Ltd (“Jiewen”), with a subscription in cash $491, representing a 67% equity interest of Jiewen. The remaining equity interest of Jiewen is held by a third party who subscribed in cash amounting to $242.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, all its wholly owned and majority owned subsidiaries and the VIE in which the Group is deemed to be the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Noncontrolling interest

        In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The new VIE model requires that, upon adoption, a reporting entity should determine whether an entity is a VIE, and whether the reporting entity is the VIE’s primary beneficiary, as of the date that the reporting entity first became involved with the entity, unless an event requiring reconsideration of those initial conclusions occurred after that date. When making this determination, a reporting entity must assume that new guidance had been effective from the date of its first involvement with the entity. The Group adopted the new guidance on January 1, 2010.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, income taxes, accounts receivable, goodwill and intangible assets, share-based compensation and fair value of ordinary shares.

Restricted cash

Restricted cash represents the security deposits with certain Chinese banks who issue bank accepted drafts for the purpose of settlement of trading purchases with the Company’s suppliers. The restriction normally lasts for a period of three to six months.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments mainly include cash, restricted cash, accounts receivable, accounts payable, amounts due from/and to related parties, short term borrowings, long term investments, contingent consideration payable in connection with business acquisitions, warrants and convertible notes.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, and amounts due from/and to related parties approximate their fair values due to short-term maturities.

The carrying amounts of short term borrowings approximate their fair values as the borrowings bear variable interest rates which approximate the market interest rate.

Contingent consideration payable in connection with business acquisitions, the warrants to issue series B convertible redeemable shares and return rate reset and conversion right derivatives embedded in the convertible notes were carried at fair value.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. The Group conducts credit evaluations of clients and generally do not require collateral or other security from their clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Computers and software	3 – 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of lease terms or the
estimated useful lives

Depreciation and amortization of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Long term investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting shares of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies over which the Group has no ability to exercise significant influence, nor has a controlling interest are accounted for using the cost method. No significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee less than 20% are considered in determining whether the cost method of accounting is appropriate.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Business combination

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost.

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Acquired intangible assets with finite lives

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Customer base is amortized using the estimated attrition pattern of the acquired intangible assets. Contract backlog, non-compete agreements and trademark are amortized using the straight-line method over the following estimated economic lives:

Customer base	1.8 – 6 years
Contract backlog	0.3 – 1.3 years
Non-compete agreements	4 – 5 years
Trademark	4 .4 years

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses during the years ended December 31, 2008, 2009 and 2010.

Impairment of goodwill

The Group tests goodwill annually following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Research and development expenses

Research and development expenses consist of expenditures incurred in the development of the internally used software. To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Group has expensed all research and development expenses when incurred.

Revenue recognition

The Group provides a comprehensive range of IT services and solutions, categorized into three business lines: (i) IT services; (ii) Consulting and Solution services; and (iii) BPO services. The rights to software developed by the Group on behalf of its clients belong to the clients and the Group does not have the option to acquire such rights from its clients.

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Business tax

The Group’s PRC subsidiaries are subject to business tax at rate of 5% of total revenues for certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Revenue recognition—(Continued)

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded $137, $261, and $240 of VAT rebate in revenue for the years ended December 31, 2008, 2009 and 2010, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

IT services

IT services revenues are generated from either time-and-expense or fixed-price contracts.

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. Net revenues recognized for time-and-expense contracts of IT services totaled $39,933, $56,872 and $61,415 for the years ended December 31, 2008, 2009 and 2010, respectively.

Fixed-price contracts

Revenues from fixed-price IT service contracts require the Group to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. The Group believes it can reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions based on the Group’s historic experience. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Net revenues recognized for fixed-price contracts of IT services totaled $15,202, $29,273 and $73,457 for the years ended December 31, 2008, 2009 and 2010, respectively.

Consulting and Solution services

Consulting and Solution services primarily consist of delivering specific software solutions to improve clients’ technology functionality, business performance and overall competiveness. Consulting and Solution services principally involve development and customization of software, either or not based on the core software the Group has, and assistance in implementing the software, either on time-and-expense basis or fixed-price basis.

Time-and-expense contracts

Revenues from time-and-expense contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. Net revenues recognized for time-and-expense contracts of Consulting and Solution services totaled $2,878, $16,055 and $12,947 for the years ended December 31, 2008, 2009 and 2010, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Consulting and Solution services—(Continued)

Fixed-price contracts

Revenues are recognized over the service period based on the percentage of completion method measured based on the relationship of direct labor costs already incurred to the total budgeted project direct labor costs. The Group recognizes cost of revenues for labor and other costs on actual basis with no deferral of project costs, including pre-contract costs. Net revenues recognized for fixed-price contracts of Consulting and Solution services totaled $23,971, $28,405 and $41,380 for the years ended December 31, 2008, 2009 and 2010, respectively.

BPO services

BPO services primarily consist of providing outsourced business process services to release the clients from day-to-day management of non-core processes to achieve cost savings. These contracts have involved the administrative processing of transactions in which the Group is remunerated on a per transaction basis, time-and-expense basis or fixed-price basis.

For per transaction basis contracts, the Group recognizes service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process. Net revenues recognized for transaction basis contracts totaled $474, $2,746 and $1,774 for the years ended December 31, 2008, 2009 and 2010, respectively.

For time-and-expense basis contracts, the Group recognizes revenues based on the actual service time incurred at negotiated billing rates per unit of time. Net revenues recognized for time-and-expense basis contracts totaled $6, $1,036 and $5,004 for the years ended December 31, 2008, 2009 and 2010, respectively.

For fixed-price basis contracts, the Group recognizes revenues over the service period based on the percentage of completion method measured based on the relationship of direct labor costs already incurred to the total budgeted project direct labor costs. The Group recognizes cost of revenues for labor and other costs on actual basis with no deferral of project costs, including pre-contract costs. Net revenues recognized for fixed-price contracts of BPO was $998 for the years ended December 31, 2010, and no such services were provided in the years ended December 2008 and 2009.

Other income

Other income primarily consists of sub-leasing income for office space.

Government subsidies

Government subsidies include amounts granted by local government authorities to encourage the employment of new college graduates and other purposes. Government subsidies are recorded as receivables when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies, when historically the expenses that the subsidies intended to compensate normally have incurred by the Company. Subsidies to encourage employment of new college graduates are recognized in the statement of operations as deductions to the cost of revenues and related expenses, primarily costs of revenues. Subsidies for other purposes are recognized as other operating income because the subsidies are not intended to compensate for specific expenditure. For the years ended December 31, 2008, 2009 and 2010, the Group recognized government subsidies as a reduction to costs of revenues of $1,600, $1,815 and $6,133, respectively, as a reduction to operating expenses of $104, $316 and $1,569, respectively, and as other operating income of $862, $2,999, and $3,269 respectively.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising costs

Advertising costs are expensed as incurred and such expenses were minimal for the periods presented. Advertising costs have been included as part of selling and marketing expenses.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC, Japan, Hong Kong, Taiwan, Korea, and the United States are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), Hong Kong Dollars (“HK$”), Taiwan Dollars (“NT$”), Korea Won (“WON”) and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB, Yen, HK$, NT$, and WON translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of the other comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of equity and comprehensive income (loss).

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of stock compensation expense to be recognized in future periods.

Shares awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed, and are recognized over the period the service is provided.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The Group’s convertible preference shares and certain nonvested shares were participating securities, as the preference shares participated in undistributed earnings on an as-if-converted basis and certain nonvested shares were entitled to dividend right before vesting. Accordingly, the Group used the two-class method whereby undistributed net income was allocated on a pro rata basis to the ordinary, preference shares and certain nonvested shares to the extent that each class might share income for the period, whereas the undistributed net loss was allocated to ordinary shares and certain nonvested shares because preference shares were not contractually obligated to share the loss.

The Group has convertible preference shares, convertible redeemable preference shares, share options, nonvested shares, warrants, convertible notes, and potentially issuable ordinary shares whose issuance is contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible preference shares and convertible redeemable preference shares is computed using the as-if-converted method; the effect of the warrants and share options is computed using the treasury stock method.

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand. The Group’s cash balances in RMB as of December 31, 2008, 2009 and 2010 were RMB210,318,000, RMB180,174,000, and RMB350,501,290 respectively.

During the periods, the Group incurred foreign currency risk mainly on sales denominated in US$, and Yen. The Group did not enter into any foreign exchange forward contracts to hedge against exchange rate fluctuations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high credit ratings and quality.

Details of clients accounting for 10% or more of total net revenues are as follows:

	For the year ended December 31,
	2008		2009		2010
	Amount	%	Amount	%	Amount	%
Client A	$6,142	7	$26,198	19	$48,670	25
Client B	$16,001	19	$19,973	15	$24,739	13

Details of clients accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2009		2010
	Amount	%	Amount	%
Client A	$19,101	28	26,556	26

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recently issued accounting standards not yet adopted

In September 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. This pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product’s essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recently issued accounting standards not yet adopted—(Continued)

In January, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group has adopted this pronouncement except for the requirement to provide the Level 3 activities of purchases, sales, issuances and settlements on a gross basis. The adoption of this pronouncement does not have a significant effect on its consolidated financial position or result of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies criteria that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The criteria apply to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Affected entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this pronouncement does not have a significant effect on its consolidated financial position or result of operations.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recently issued accounting standards not yet adopted—(Continued)

In December 2010, the FASB issued an authoritative pronouncement on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify step 1 so that for those reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 – Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

3. ACQUISITIONS

(a) Acquisition of business of Wuxi Huayang

On July 1, 2007, the Group acquired the operating assets and liabilities of Wuxi Huayang, including a 49% noncontrolling interest in Wuxi iSoftStone for the purpose of establishing a service delivery center in Wuxi, with an initial cash consideration of $779, which was paid in 2007.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction, based on the initial consideration, was determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Intangible assets acquired:
Customer base	$213	3.5 years
Contract backlog	74	1.3 years
Non-compete agreement	15	5 years
Goodwill	401
Deferred tax liabilities	(36)
Noncontrolling interest	112

Total consideration	$779

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(a) Acquisition of business of Wuxi Huayang—(Continued)

An additional cash consideration, based on the performance of the acquired business in 2007 and 2008 was subsequently determined to be $1,107, of which was paid in 2009. The additional consideration was recorded as an addition to the goodwill in 2009.

The Group is also obligated to pay additional performance-based cash consideration at twice the audited net income of the acquired business for the period from July 1, 2007 to June 30, 2010, plus $134 and less previously paid cash consideration of $1,886. In October 2010, the Group entered into a settlement agreement with the selling shareholders and fixed the additional cash consideration at $674, of which $629 were paid in December 2010, and was recorded as an addition to the goodwill in 2010.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force, and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The operating results of the acquired business of Wuxi Huayang have been included in the Group’s consolidated financial statements since the date of acquisition.

(b) Acquisition of business of Jiefeng

On January 1, 2008, the Group acquired the IT service operations of Jiefeng, an information technology outsourcing service provider based in Shanghai, China for the purpose of establishing stronger relationship with a long-time significant client and acquiring professionals with expertise in website technologies.

The purchase price of transaction was $2,787, consisting of:

•	Deferred payable of $2,713 which recorded at its present value of $2,596 at the acquisition date of which $836 and $1,877 were paid in 2008 and 2009, respectively.

•	1,004,500 ordinary shares of the Company valued at $0.19 per share and issued at the acquisition date.

The difference between the cash consideration $2,713 and its present value of $2,596 as of the acquisition date is accreted as interest expense over the payment term using effective interest rate method. The Group recognized $53 and $64 of interest expense for the years ended December 31, 2008 and 2009, respectively.

The transaction was accounted for as a business combination using the purchase method of accounting. The value of the ordinary shares and the purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$150
Other current assets	559
Current liabilities	(114)
Intangible assets acquired:
Customer base	790	4 years
Contract backlog	89	1.3 years
Non-compete agreement	34	4 years
Goodwill	1,317
Non-current assets	8
Deferred tax liabilities	(46)

Total consideration	$2,787

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(b) Acquisition of business of Jiefeng—(Continued)

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force, and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The operating results of the acquired business of Jiefeng have been included in the Group’s consolidated financial statements since the date of acquisition.

(c) Acquisition of Akona

On February 28, 2008, the Group acquired 100% equity interest in Akona, a Washington corporation primarily focused on IT services business in the U.S. for the purpose of enhancing the onshore delivery capability to a major client located in the U.S..

The purchase price included initial cash consideration of $3,136, which was paid in 2008, and 4,539,489 ordinary shares of the Company valued at $0.21 per share were issued on the acquisition date. In addition, the arrangement also included a contingent consideration based on the 2008 actual performance of Akona.

The transaction was accounted for as a business combination using the purchase method of accounting. The value of the ordinary shares and the purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$490
Current assets	1,192
Current liabilities	(463)
Non-current assets	138
Intangible assets acquired:
Customer base	5,087	1.8 – 5.8 years
Contract backlog	312	0.8 years
Deferred tax liabilities	(1,944)
Contingent consideration in connection with business combination	(723)

Total consideration	$4,089

An amount of contingent consideration of $723 was recognized at date of acquisition representing the excess amount of fair value of acquired assets and liabilities over the initial consideration.

Pursuant to the terms of the original purchase agreement, the contingent consideration of $9,263was determined, based on the 2008 performance of the acquired business which consisted of $5,640 in cash and 7,548,288 ordinary shares of the Company valued at $0.48 per share, with the assistance of American Appraisal China Limited, an independent valuation firm. The cash was paid and the shares were issued in 2009. The additional consideration was recorded as an addition to the goodwill in 2009.

The operating results of Akona have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(d) Acquisition of business of Star

On March 1, 2009, the Group acquired the IT services business of Star, an information technology outsourcing service provider based in Shenzhen, China for the purpose of enhancing the market presence and share with a long-term service provider for Huawei.

The Group agreed to pay cash contingent consideration, primarily based on the performance of Star for the period from March 1, 2009 to February 28, 2010. The fair value of the contingent consideration of $1,596 on the acquisition date was determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Non-current assets	$256
Intangible assets acquired:
Customer base	254	3 years
Contract backlog	13	0.5 years
Non-compete agreements	15	5 years
Goodwill	1,083
Deferred tax liabilities	(25)

Total consideration	$1,596

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

On December 31, 2009, the Group entered into a supplementary purchase agreement with the selling shareholders to revise the contingent consideration provision and determine the total consideration will be up to $1,528 in cash, consisting of $836 payable unconditionally, which was reclassified as deferred consideration as of December 31, 2009 and paid in 2010, and up to $692 payable upon the attainment to certain performance targets for the twelve months period ended February 2010, of which $257 was paid in 2010. The fair value of the contingent consideration as of December 31, 2009 was determined as $670. The decrease in the fair value of contingent consideration payable excluding the effect of amount reclassified to deferred consideration, which was $90, was recorded as a gain in the consolidated statements of operations in 2009. As of December 31, 2010, there was $436 unpaid cash consideration which is to be paid in 2011. The increase in the fair value of contingent consideration payable, excluding the $23 payment in 2010 was recorded as a loss in the consolidated statements of operations in 2010.

The operating results of the acquired business of Star have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(e) Acquisition of business of MDCL

On March 6, 2009, the Group acquired the IT services operations of MDCL for the purpose to enhance the service capability to clients located in Hong Kong and Taiwan.

The consideration consisted of an initial cash consideration of $700, which was paid in 2009, and contingent consideration up to $500 in cash and $400 in shares of the Company, primarily based on the certain performance conditions of the acquired business for the 24 months period following the date of acquisition. The contingent consideration was valued at $549 by the Group with the assistance of American Appraisal China Limited, an independent valuation firm.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Current assets	$1,199
Intangible assets acquired:
Customer base	78	3 years
Contract backlog	42	1 year
Non-compete agreements	7	4 years
Deferred tax liabilities	(11)
Gain on bargain purchase	(66)

Total consideration	$1,249

The excess of the fair value of acquired net assets over fair value of the consideration as of acquisition was at $66, which was recognized as a gain on bargain purchase in the consolidated statement of operations in 2009.

The change of fair value of the contingent consideration from date of acquisition to December 31, 2009 was determined to be an increase in liability of $93, which was recognized in the consolidated statement of operations in 2009.

In 2010, the Group settled the contingent consideration with the selling shareholders of MDCL at $266 in cash, which was paid in May and October 2010, and 242,059 ordinary shares were issued on July 30, 2010 and valued at $0.54 per share, which was estimated by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. As of December 31, 2010, the decrease in the fair value of contingent consideration payable of $245 in 2010 was recorded as changes in fair value of contingent consideration in connection with business combination in the consolidated statements of operations in 2010.

The operating results of the acquired business of MDCL have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(f) Acquisition of Ascend

On October 7, 2010, the Group acquired a 100% equity interest of Ascend, which has offices in Boston and New York City and provides IT consulting services to global banking and financial services (including insurance) clients in the U.S.

The consideration consists of cash consideration of $1,928, which was paid in 2010, and 823,846 ordinary shares of the Company which were issued on December 23, 2010 valued at $1.15 per share. In addition, the transaction also contains a contingent cash consideration arrangement based primarily on performance of the acquired business for the period from October 1, 2010 to September 30, 2011 at the minimum of $394 and maximum of $3,394. The share consideration and the contingent consideration were valued at $951 and $310, respectively, by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

Cash consideration	$1,928
Value of ordinary shares	951
Contingent consideration	310

Total consideration	$3,189

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$312
Current assets	1,675
Current liabilities	(1,344)
Non-current assets	74
Intangible assets acquired:
Customer base	854	4.3 years
Contract backlog	190	0.3 years
Trademark	4	4.4 years
Goodwill	1,801
Deferred tax liabilities	(377)

Total consideration	$3,189

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The change of fair value of the contingent consideration from date of acquisition to December 31, 2010 was determined to be an increase in liability of $132, which was recognized as a loss in the consolidated statement of operations in 2010.

The operating results of Ascend have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

(g) Acquisition of Shanghai Kangshi

On November 10, 2010, the Group acquired a 100% equity interest of Shanghai Kangshi, an information technology outsourcing service provider based in Shanghai, China for the purpose to enhance capability in providing business intelligence services to China and global customers.

The consideration consists of an initial cash consideration of $6,373, and 970,215 ordinary shares of the Company valued at $1.235 per share. There was $1,867 cash consideration paid in 2010. A portion of these shares will be subject to repurchase at a nominal price if the performance of the acquired business for each of the year 2010, 2011 and 2012 fails to achieve that year’s performance target. The repurchase right for the ordinary shares issued was accounted for as a contingent receivable, which was valued at $225 by the Group at the acquisition date. The contingent share consideration were valued by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

Cash consideration	$6,373
Value of ordinary shares	1,198
Contingent receivable	(225)

Total consideration	$7,346

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$929
Current assets	1,151
Current liabilities	(443)
Non-current assets	35
Intangible assets acquired:
Customer base	1,970	3.2-5.2 years
Contract backlog	318	0.9 years
Non-compete agreement	155	5.0 years
Goodwill	3,597
Deferred tax liabilities	(366)

Total consideration	$7,346

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The change in fair value of the contingent consideration from the date of acquisition to December 31, 2010 was determined to be an increase in liability of $62, which was recognized as a loss in the consolidated statement of operations in 2010.

The operating results of Shanghai Kangshi have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS—(Continued)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2007 and 2008 assuming that the acquisitions of Jiefeng and Akona completed in 2008, occurred as of January 1, 2007 and 2008. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2007	2008
	(Unaudited)	(Unaudited)
Pro forma net revenue	$45,067	$87,800
Pro forma net (loss) income attributable to ordinary shareholders of iSoftStone Holdings Limited	$(10,377)	$913
Pro forma net loss per ordinary share—basic	$(0.11)	$(0.02)
Pro forma net loss per ordinary share—diluted	$(0.11)	$(0.02)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2008 and 2009 assuming that the acquisitions of Star and MDCL which were completed in 2009, occurred as of January 1, 2008 and 2009, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)
Pro forma net revenue	$92,338	$149,097
Pro forma net (loss) income attributable to ordinary shareholders of iSoftStone Holdings Limited	$(135)	$10,483
Pro forma net (loss) income per ordinary share—basic	$(0.03)	$0.02
Pro forma net (loss) income per ordinary share—diluted	$(0.03)	$0.02

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2009 and 2010 assuming that the acquisitions of Ascend and Shanghai Kangshi which were completed in 2010, occurred as of January 1, 2009 and 2010, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)
Pro forma net revenue	$145,729	$204,054
Pro forma net (loss) income attributable to ordinary shareholders of iSoftStone Holdings Limited	$(729)	$(7,479)
Pro forma net (loss) income per ordinary share—basic	$(0.01)	$(0.05)
Pro forma net (loss) income per ordinary share—diluted	$(0.01)	$(0.05)

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2009	2010
Billed accounts receivable	$17,919	$26,685
Unbilled accounts receivable	51,598	77,578
Less: Allowance for doubtful accounts	(423)	(2,320)

Total accounts receivable	$69,094	$101,943

Unbilled accounts receivable represents amounts earned under contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the achievement of certain milestones or the completion of the project.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2008	2009	2010
Balance at beginning of year	$292	$309	$423
Charge to expenses	6	114	2,515
Write-offs	—	—	(688)
Exchange rate differences	11	—	70

Balance at end of year	$309	$423	$2,320

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31, 2009	As of December 31, 2010
Contracts in progress (i)	$484	$3,848
Government subsidies receivable (ii)	2,304	909
Advance to employees (iii)	923	966
Advance to suppliers	310	331

Rental deposits	250	126
Prepaid rental & other prepaid expenses	140	333
Others	895	1,308

Total	$5,306	$7,821

(i)	Contracts in progress comprise:

Deposits paid by the Group to certain clients to guarantee fulfillment of the terms of contracts which will be returned when the contract terms are fulfilled and deferred contract costs representing contract costs incurred in advance of revenue recognition arising from:

•	hardware or software purchased and delivered to the customers prior to services being provided and revenue recognized.
•

direct and incremental staff costs in respect of one BPO contract to hire and train its service delivery personnel according to the customer’s requirements prior the delivery of the billable services, and such deferred costs will be recognized over the billable service period.

•	the cost of providing services as requested by certain significant and recurring customers in advance of a formal works contract or purchase order being received.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS—(Continued)

(ii)	Government subsidies receivable represented employment incentive subsidies that are recorded when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies. The balance as of December 31, 2010 was subsequently received in February 2011.
(iii)	Advances to employees represented cash advances to employees for business operations and are recognized as operating expenses when incurred.

6. LONG TERM INVESTMENTS

	As of December 31,
	2009	2010
Equity method:
iSoftStone Technologies Co., Ltd. (i)	$44	$35
Tianjin Binhairuantong Software Outsourcing Research Company Limited (ii)	30	—
Hubei Shenke Information Technology Company Limited (iii)	—	14
Wuxi iCarnegie Enterprise Management Company Limited (iv)	—	82
Cost method:
Beijing iSoftStone Boxin Technology Company Limited (v)	270	270

Total	$344	$401

(i)	In August 2006, iSoftStone Japan and other third party investors set up iSoftStone Technologies Co., Ltd. (“ISST”), a Japan-based company providing IT outsourcing services to multinational financial institutions, with a total cash capital contribution of $100. iSoftStone Japan holds 32.25% interest in ISST, and accounts for the investment using equity method. The Group recognized share of loss in ISST at $27, $13 and $9 during the years ended December 31, 2008, 2009 and 2010, respectively.
(ii)	In July 2007, iSoftStone Tianjin and other third party investors set up Tianjin Binhairuantong Software Outsourcing Research Company Limited (“Binhai”) , a Tianjin based company providing IT outsourcing research services, with a total cash capital contribution of $50. iSoftStone Tianjin holds 40% interest in Binhai, and accounts for the investment using equity method. The Group recognized share of loss in Binhai at $35, nil and $30 during the years ended December 31, 2008, 2009 and 2010, respectively. Binhai was liquidated in July 2010.
(iii)	In June 2010, iSoftStone Tianjin invested $18 in Hubei Shenke Information Technology Company Limited (“Shenke”) for a 20% equity interest with other three shareholders. As the Group has the ability to exercise significant influence over the operating and financial decisions of Shenke, the Group has adopted the equity method to account for its investment in Shenke. The Group recognized share of loss in Shenke of $4 during the year ended December 31, 2010.
(iv)	In August 2010, iSoftStone Wuxi sold 45% of its equity interest in Wuxi iCarnegie Enterprise Management Company Limited (“Wuxi iCarnegie”) to a third party investor at a cash consideration of $664. After the completion of the sale, the Group holds 20% equity interest in Wuxi iCarnegie. As a result, the Group has deconsolidated Wuxi iCarnegie from the date of disposal. As the Group continues to have the ability to exercise significant influence over the operating and financial decisions of Wuxi iCarnegie, the Group has adopted the equity method to account for its investment in Wuxi iCarnegie. The gain on deconsolidation of Wuxi iCarnegie is computed as follows:

Amounts
Fair value of consideration received (cash proceeds)	$664
Fair value of retained noncontrolling interest in Wuxi iCarnegie	288
Carrying value of noncontrolling interest in Wuxi iCarnegie	(67)
Carrying value of Wuxi iCarnegie at the date of disposal	194

Gain on deconsolidation of Wuxi iCarnegie	$1,079

The initial carrying amount the equity method investment as of the date of deconsolidation was $288. From the date of deconsolidation to December 31, 2010, the Group recognized share of loss in Wuxi iCarnegie at $202, together with the impact of exchange loss amount of $4, resulted in a carrying amount of $82 as of December 31, 2010.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6. LONG TERM INVESTMENTS—(Continued)

(v)	In September 2007, iSoftStone WFOE acquired 20% equity interest in Beijing iSoftStone Boxin Technology Company Limited (“Boxin”) for a cash consideration of $105. In 2009, the shareholder of Boxin agreed to increase the paid-in capital of Boxin and accordingly iSoftStone WFOE proportionately paid additional cash contribution of $165 to Boxin. Since the other shareholder has the sole right to determine the executive director of Boxin and, accordingly the Group does not have the ability to exercise significant influence over the operating and financial decisions of Boxin, the Group uses the cost method to account for its investment in Boxin.

The financial statements amounts and balances of the equity method investments as shown in their financial statements as of and for the years ended December 31 were as follows:

	As of December 31,
	2009	2010
Total current assets	$99	$1,685
Total assets	$152	$2,097
Total current liabilities	$(241)	$(3,069)
Total liabilities	$(241)	$(3,315)

	Years ended December 31,
	2008	2009	2010
Net revenues	$84	$94	$2,023
Gross profits	$34	$46	$82
Net loss	$(130)	$(34)	$(1,087)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2009	2010
Computers and software	$10,865	$16,454
Furniture and office equipment	1,697	2,770
Leasehold improvements	5,452	9,496
Motor vehicles	205	341

	18,219	29,061
Less: Accumulated depreciation and amortization	(7,434)	(11,161)

Property and equipment, net	$10,785	$17,900

Depreciation and amortization expenses for the years ended December 31, 2008, 2009 and 2010 were $2,136, $3,197 and $4,674, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

8. INTANGIBLE ASSETS

The intangible assets and their accumulated amortization were as follows:

	As of December 31,
	2009	2010
Intangible assets subject to amortization:
Customer base	$7,917	$10,837
Contract backlog	696	1,218
Non-compete agreements	77	389
Software copyright	—	610
Trademark	—	4

	8,690	13,058

Less: Accumulated amortization
Customer base	(4,646)	(6,311)
Contract backlog	(689)	(925)
Non-compete agreements	(31)	(86)
Software copyright	—	(118)

	(5,366)	(7,440)

Intangible assets, net	$3,324	$5,618

Amortization expenses were $2,649, $2,015 and $1,965 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group expects to record amortization expenses of $2,548, $1,458, $1,112, $363 and $137 for each of the year 2011, 2012, 2013, 2014 and 2015, respectively.

In January 2010, the Group incorporated a subsidiary, Guodian, with a third party who, in return for its 40% of the equity, contributed the copyright of certain software. The software copyright was initially recorded at $586, which was determined based on the estimated future benefit to be generated from the use of this software copyright. The software copyright was amortized into the statement of operations based on the estimated pattern of the benefit of the copyright to the Group over the 5 years of estimated useful life.

9. GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2009 and 2010, consisted of the following:

	China	Japan	U.S.	Total
Balance, as of January 1, 2009	$2,167	$190	$—	$2,357
Acquisition of Akona (Note 3)	—	—	8,540	8,540
Settlement of contingent consideration for the acquisition of Zhiruan (i)	98	—	—	98
Settlement of contingent consideration for the acquisition of Wuxi Huayang (Note 3)	1,107	—	—	1,107
Acquisition of Star (Note 3)	1,083	—	—	1,083
Foreign exchange differences	1	—	—	1

Balance, as of December 31, 2009	4,456	190	8,540	13,186
Acquisition of Ascend (Note 3)	—	—	1,801	1,801
Acquisition of Shanghai Kangshi (Note 3)	3,597	—	—	3,597
Settlement of contingent consideration for the acquisition of Wuxi Huayang (Note 3)	629	—	—	629
Foreign exchange differences	153	5	—	158

Balance, as of December 31, 2010	$8,835	$195	$10,341	$19,371

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

(i):	In connection with the acquisition of Zhiruan in December 2006, the Group agreed to pay additional considerations based on the future performance of acquired business, which were subsequently determined and recorded as increases to goodwill of $249 and $98 for the years ended December 31, 2008 and 2009, respectively.

The Group performs the annual impairment tests on December 31 of each year. Based on impairment test performed, no impairment of goodwill was recorded during the years ended December 31, 2009 and 2010, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2009	2010
Employee payroll and welfare payable	$9,262	$12,186
Other taxes payable (i)	2,229	2,699
Accrued reimbursable operating costs (ii)	1,008	1,262
Accrued rental	972	1,088
Accrued professional fee	946	1,111
Payable for purchase of property and equipment	2,114	2,029
Other payable	1,186	2,058
Accrued offering cost	—	1,661

Total	$17,717	$24,094

i:	Other taxes payable included VAT payable, business tax, and withholding individual income tax.
ii:	Accrued reimbursable operating costs represents the outstanding amounts claimed by employees for business operations.

11. SHORT TERM BORROWINGS

	December 31,
	2009	2010
Bank borrowings	$20,510	37,275
Other short term borrowings	7,326	—

	$27,836	37,275

The balance as of December 31, 2009 represented short term bank loans from various Chinese banks with fixed interest rates ranging from 4.78% to 5.84% per annum. Out of the $20,510 bank borrowing balance, $7,325 were without any collateral, $5,860 was guaranteed by Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd, an unrelated third party, with reverse guarantee provided by certain directors and officers of the Company, $4,395 was guaranteed by Wuxi Taihu Creative Industry Investment and Development Co., Ltd., an unrelated third party, $2,930 was pledged with accounts receivable of iSoftStone WFOE. The other short term borrowing of $7,326 was also pledged with accounts receivable of iSoftStone WFOE.

The balance as of December 31, 2010 represented short term bank loans from various Chinese banks with fixed interest rates ranging from 5.31% to 5.84% per annum. Out of the $37,275 balance, $25,153 were without any collateral, $6,061 were guaranteed by certain director of the Company, and remaining $6,061 were guaranteed by Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd., an unrelated third party, with reverse guarantee provided by certain directors and officers of the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12. INCOME TAXES

The current and deferred components of income tax benefit were as follows:

	Years ended December 31,
	2008	2009	2010
Current
—PRC	$92	$766	$289
—Others	353	49	174

—Total current income taxes	445	815	463

Deferred
—PRC	(303)	(1,038)	(349)
—Others	(634)	(600)	(402)

—Total deferred income taxes	(937)	(1,638)	(751)

Total income tax benefit	$(492)	$(823)	$(288)

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to taxation in its country of incorporation.

United States

iSoftStone Inc. and Ascend were incorporated in the United States and are subject to the U.S. federal income taxes at gradual tax rates from 15% to 35%.

Japan

iSoftStone Japan was incorporated in Japan and is subject to Japanese income taxes at 42%.

Korea

iSoftStone Korea was established in Korea and is subject to Korea income taxes at 13%, 11%, and 10% for the years ended December 31, 2008, 2009 and 2010, respectively.

Hong Kong

iSoftStone HK was established in Hong Kong and is subject to Hong Kong profit taxes at 16.5%.

Taiwan

iSoftStone Hong Kong Limited Taiwan Branch was established in Taiwan, and is subject to Taiwan income taxes at 25% in 2009. Effective January 1, 2010, the Taiwan income tax rate has been reduced to 17%.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12. INCOME TAXES—(Continued)

PRC

The Group’s PRC entities are subject to the New Enterprise Income Tax (“EIT”) Law. The statutory EIT rate for companies operating in the PRC was 25% since January 1, 2008.

Various entities of the Group enjoyed certain preferential tax rates as follows:

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%.

iSoftStone WFOE and Zhiruan obtained the new HNTE status in 2008. iSoftStone WFOE, which qualified as HNTE was entitled to a preferential tax rate of 15% with three-year exemption starting from 2006 followed by a reduced tax rate of 7.5% for the subsequent three years from 2009 to 2011. After the New EIT law was adopted, the Group had received confirmation from the relevant local tax district that it continued to pay tax at the rate of 7.5% for 2009 and 2010. Zhiruan enjoyed a preferential tax rate of 15% from 2008 to 2010.

The new HNTE status obtained by iSoftStone WFOE and Zhiruan in 2008 under the New EIT Law was valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three-year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $2,394 as of December 31, 2010, which would be an increase to the income tax benefit.

iSoftStone Wuxi qualified as “software enterprise” and enjoyed two-year income tax exemption started from 2008, followed by a reduced tax rate of 12.5% for the subsequent three years from 2010 to 2012.

iSoftStone Tianjin qualified as “software enterprise” and enjoyed two-year income tax exemptions starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. iSoftStone Tianjin started making profits in year 2010 and therefore its tax rates in the year 2009 and 2010 were zero, respectively.

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2010
Current deferred tax assets:
Accrued payroll	$889	$1,400
Provision for doubtful accounts	51	216
Net operating loss carry forwards	339	344
Less: Valuation allowance	(194)	(835)

Current deferred tax assets, net	1,085	1,125

Non-current deferred tax asset:
Net operating loss carry forwards	1,471	2,908
Less: Valuation allowance	(1,109)	(2,445)

Non-current deferred tax asset, net	362	463

Non-current deferred tax liabilities:
Intangible assets acquired	(996)	(1,249)

Net deferred tax liabilities, net	$(996)	$(1,249)

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12. INCOME TAXES—(Continued)

PRC—(Continued)

The Group had net operating losses of $11,361 and $21,722 from the Company’s subsidiaries as of December 31, 2009 and December 31, 2010, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2009 and 2010, valuation allowance was $1,303 and $3,280, respectively, which were provided against deferred tax assets arising from net operating losses of certain subsidiaries due to the uncertainty of realization.

The net operating loss carry forwards for the Company’s subsidiaries other than Hong Kong as of December 31, 2010 will expire on various dates through 2030. For Hong Kong, the net operating loss will be carried forward indefinitely.

Reconciliation between the statutory PRC enterprise income tax rate of 25% to the effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010
(Loss) income before provision of income tax	$(433)	$8,218	$(3,663)
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	$(108)	$2,055	$(916)
Effect of income tax rate differences in jurisdictions other than the PRC	528	613	5,069
Effect of tax holidays and preferential tax rates	(896)	(3,521)	(6,466)
Permanent differences:
Research and development expenses super deduction	(225)	(898)	(144)
Others	39	68	192
Changes in valuation allowances	170	860	1,977

Income tax expense (benefit)	$(492)	$(823)	$(288)

If the tax holidays including tax exemption and preferential tax rates granted to iSoftStone WFOE, iSoftStone Tianjin iSoftStone Wuxi, Zhiruan and Shanghai Kangshi were not available, provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2008	2009	2010
Provision for income taxes expense	$404	$3,383	$6,178
Net (loss) income per share—basic ordinary share	$(0.01)	$0.04	$(0.07)
Net (loss) income per share—diluted ordinary share	$(0.01)	$0.04	$(0.07)

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.

Since January 1, 2007, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2005 to 2010 of the Group’s PRC subsidiaries and VIE remain subject to tax audits, at the tax authority’s discretion.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12. INCOME TAXES—(Continued)

PRC—(Continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If the Company were to be non-resident for the PRC tax purpose, dividends paid to it by its PRC subsidiaries out of profits earned after January 1, 2008 would be subject to a PRC withholding tax at 10%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $21,943 at December 31, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

13. NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2008	2009	2010
Net (loss) income attributable to iSoftStone shareholders	$98	$9,049	$(3,182)

Less: Net income (loss) allocated to other participating securities:
Deemed dividend on series A convertible preference shares	(1,132)	(1,132)	(1,086)
Other undistributed earnings allocated to series A convertible preference shares (i)	—	(1,277)	—

Net income allocated to series A convertible preference shares	(1,132)	(2,409)	(1,086)

Accretion on series B convertible redeemable preference shares	(2,489)	(2,700)	(2,585)
Other undistributed earnings allocated to series B convertible redeemable preference shares (i)	—	(2,264)	—

Net income allocated to series B convertible redeemable preference shares	(2,489)	(4,964)	(2,585)

Net (loss) income attributable to iSoftStone shareholders allocated for computing net income per ordinary share-basic and diluted	$(3,523)	$1,676	$(6,853)

Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (ii)	122,681,330	125,106,274	149,341,325

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	122,681,330 (iii)	131,892,325 (iii)	149,341,325 (iii)

Net (loss) income per ordinary share-basic	$(0.03)	$0.01	$(0.05)

Net (loss) income per ordinary share-diluted	$(0.03)	$0.01	$(0.05)

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. NET INCOME PER SHARE—(Continued)

(i)	The net income attributable to holders of ordinary shares was allocated among ordinary shares, preference shares and certain nonvested shares (see Note 21) pro rata on the basis of their right to participate in dividends.
(ii)	The calculation of weighted average number of shares used in computing basic net income per ordinary share included certain shares to be issued unconditionally. For year 2008, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition. For 2009, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition and a weighted average number of 56,435 vested nonvested shares to be issued (see Note 21). For year 2010, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition, a weighted average number of 45,188 ordinary shares to be issued in connection with a 2010 acquisition and a weighted average number of 1,325,715 vested nonvested shares to be issued unconditionally (see Note 21)
(iii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities.

For the year 2008, 95,286,195 and 168,880,040 ordinary shares resulting from the assumed conversion of the series A shares and series B shares and all of the share options and nonvested shares were excluded as they were anti-dilutive due to the fact that the Group was in loss position.

For the year 2009, an incremental weighted average number of 5,404,980 ordinary shares from the assumed exercise of share options and an incremental weighted average number of 1,437,506 nonvested shares using the treasury stock method were included. 95,286,195 and 168,880,040 ordinary shares resulting from the assumed conversion of the series A shares and series B shares and 26,750,702 share options were excluded as their effect was anti-dilutive.

For the year 2010, 95,286,195, 168,880,040 and 38,788,711 ordinary shares resulting from the assumed conversion of the series A shares, series B shares, convertible notes and all of the share options and nonvested shares were excluded as they were anti-dilutive due to the fact that the Group were in the loss position.

14. INVESTMENT BY A SUBSIDIARY IN PARENT COMPANY

In August 2010, certain shareholders of the Company, Tekventure Limited and United Innovation (China) Limited, transferred 2,500,000 and 2,500,000 ordinary shares to the Group’s subsidiary, iSoftStone Hong Kong Limited, at the purchase price of $0.40 per share, respectively. The consideration was fully paid in October 2010. The ordinary shares of the Company held by the subsidiary are treated in a manner a kin to treasury shares as a contra-equity account.

In October 2010, the Group sold 461,000 and 700,000 of the treasury shares at the purchase price of $0.51 and $0.30 per share, respectively, to a former employee. The total 1,161,000 treasury shares were transferred to ordinary shares in October 2010 at the purchase price of $0.40 per share.

In October 2010, the Group transferred 731,436 treasury shares to ordinary shares in connection with the employment of certain employees, at the purchase price of $0.40 per share.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

15. ORDINARY SHARES

During the capitalization of the Company in 2005, 85,739,750 ordinary shares were issued to the founders.

In November 2005, 31,604,561 ordinary shares were issued as part of the consideration for the acquisition of the business of United Innovation Limited in 2005.

In January 2008, 1,004,500 shares were issued as a part of the consideration for the acquisition of Jiefeng (see Note 3).

In February 2008 and October 2009, 4,539,489 and 7,548,288 ordinary shares were issued, respectively, as a part of the consideration for the acquisition of Akona (see Note 3).

In December 2009, 400,000 ordinary shares were issued in connection with the exercise of options previously granted to employees under the Share Incentive Plan (see Note 21).

In December 2009, 66,265 ordinary shares were issued as the consideration for the acquisition of noncontrolling interest of ISSR.

In April 2010 and June 2010, 4,500,000 ordinary shares were issued in connection with the hiring of certain key employees.

In July 2010, 242,059 ordinary shares were issued as a part of contingent consideration for the acquisition of MDCL (see Note 3).

In October 2010, 80,000 ordinary shares were issued in connection with the exercise of options previously granted to employees under the Company’s share incentive plans (see Note 21).

In December 2010, the Company completed its IPO of American Depositary Shares (“ADS”) at New York Stock Exchange. Each ADS represents ten ordinary shares of the Company. 104,856,845 ordinary shares were issued. In addition, all Series A convertible preference shares and Series B convertible redeemable preference shares were automatically converted into 264,166,235 ordinary shares upon the IPO. In addition, there were 18,381,991 ordinary shares issued in connection with the conversion of principal amount of $18,000 convertible notes (see note 18) upon the IPO.

In December 2010, there were 823,846 ordinary shares issued as part of consideration for the acquisition of Ascend (see Note 3).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

16. SHARES TO BE ISSUED

The changes in the shares and amounts of shares to be issued for the years ended December 31, 2009 and 2010 were as follows:

	Number of shares	Amounts

As of January 1, 2009 (i)	500,000	$55
Vesting of nonvested shares under share-based compensation arrangements (ii)	1,155,317	124

As of December 31, 2009	1,655,317	179

Vesting of nonvested shares under share-based compensation arrangements (ii)	281,625	51

Issuance of ordinary shares in connection with the employment of certain employees (ii)	(726,624)	(75)

Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (iii)	970,215	1,262

Ordinary shares to be issued pursuant to iSoftStone Data (iv)	324,849	154

As of December 31, 2010	2,505,382	$1,571

(i)	The Group was obligated to issue 500,000 ordinary shares unconditionally in connection with acquisition of Dalian Zhendan Science and Technology Co., Ltd. (“Zhendan”) in 2006 but was not able to issue these shares due to legal and administrative reasons, which were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009 and 2010. The shares to be issued were valued at $0.11 per share by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm, as of the date of acquisition in 2006.
(ii)	There were 1,155,317 and 281,625 shares which became vested during 2009 and 2010, respectively, under certain share-based compensation arrangements as set out in Note 21, of which 726,624 were issued in 2010, and the remaining shares remained unissued due to legal and administrative reasons.
(iii)	The Group agreed to issue 970,215 ordinary shares in connection with the acquisition of Shanghai Kangshi (see Note 3) in 2010, and these shares remained unissued as of December 31, 2010 due to legal and administrative reasons. The shares to be issued were recorded at its fair value of $1.3 per share.
(iv)	In November 2010, the Group entered into agreements to issue 324, 849 ordinary shares of the Company to a consultant who introduced business to iSoftStone Data, a subsidiary of the Group. The 324,849 ordinary shares were issued in March 2011.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

17. CONVERTIBLE PREFERENCE SHARES

Series A Convertible Preference Shares

On November 16, 2005, the Company issued 64,983,166 series A convertible preference shares (“series A shares”) and warrants to purchase 16,835,017 series A shares at exercise price of $0.1485 per share to third party investors for cash proceeds of $9,650, at an issuance price of $0.1485 per series A share.

Both the series A shares and the warrants were determined as equity instruments by the Company and the Company applied the relative-fair-value method to allocate the proceeds between the series A shares and the warrants. Accordingly, the warrants were recorded at $673, and preference shares were recorded at $8,977 respectively as of the date of issuance.

On April 28, 2006, the Company issued additional 13,468,012 series A shares to a third party investor for cash proceeds of $2,000, at an issuance price of $0.1485 per series A share.

On March 13, 2007, 16,835,017 warrants were exercised, and the Company issued 16,835,017 series A shares, and received cash proceeds of $2,500.

The Company had determined that there was no beneficial conversion feature attributable to the series A shares because the initial and subsequently adjusted conversion price of series A shares was higher than the fair value of the Company’s ordinary shares on issue date of series A shares.

Series A shares were not redeemable.

Key terms of the series A shares are summarized as follows:

Dividends

The dividend rate for series A shares was 8% per annum. The dividend should be payable when, as and if declared by the Board of Directors, and prior and in preference to any declaration or payment of any dividend on the ordinary shares. Such dividends should not be cumulative. After payment of such dividends, any additional dividends or distributions should be distributed among all holders of ordinary shares and preference shares in proportion on as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company should be made in the following manners: the holders of series A shares should be entitled to receive an amount equaled to the sum of original issuance price plus any declared but unpaid dividends, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of the ordinary shares and any other class or series of shares. If there were still remaining proceeds available for distribution, it should be distributed among the holder of series A shares and ordinary shares pro rata on as-converted basis. For the remaining proceeds with respect to series A shareholders’ distribution, total distribution per share should be limited to 200% of the series A original issue price of $0.1485 per share.

As of December 31, 2009, the liquidation value of series A shares was $3,747.

Voting rights

Each series A shareholder had a number of voting rights equivalent to the number of ordinary shareholders’ voting rights, upon series A share’s conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on related matters.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

17. CONVERTIBLE PREFERENCE SHARES—(Continued)

Conversion

Each series A share should be convertible, at the option of the holder thereof, at any time after the series A share’s original date of issuance, into such number of fully paid and nonassessable ordinary shares as determined by dividing the series A share’s original issue price by series A share conversion price.

The initial conversion ratio should be on a one for one basis, which is subject to certain anti-dilution adjustments and adjustments for future issuances of shares at a price lower than the issuance price of the series A shares.

Each series A share would automatically be converted into ordinary share at the then effective series A conversion price, upon the earlier, of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of each such series then outstanding, or (ii) immediately prior to but contingent upon the closing of a Qualified IPO.

In December 2010, all Series A shares were automatically converted into 95,286,195 ordinary shares upon the IPO of the Company.

Series B Convertible Redeemable Preference Shares

On March 16, 2007, the Company issued 84,440,020 series B convertible redeemable preference shares (“series B shares”) and warrants to purchase 84,440,020 series B shares to third party investors for cash proceeds of $19,425, net of issuance costs of $575, at an issuance price of $0.2369 per series B share (“series B Original Issue Price”) and exercise price of $0.2961 per warrant of series B share, respectively.

The warrants were determined by the Company as liabilities because the exercise of the warrants will result in the delivery of redeemable preference shares. The warrants were initially recorded at fair value of $2,246 on the date of grant, and were subsequently re-measured at fair value as of each reporting date. As of December 31, 2007, the fair value of the warrants was $3,665 and the change in fair value of $1,419 was recognized in the consolidated statements of operations in 2007. On February 22, 2008, 84,440,020 warrants were exercised and the Company issued 84,440,020 series B shares, for cash proceeds of $24,500, net of issuance costs of $500. The carrying amount and fair value of the warrants was $4,341 as of February 22, 2008 and was recorded in series B shares at that date. The change in fair value of $676 was recognized in the consolidated statements of operations in 2008.

The series B shares were initially recorded at $17,179 using residual method.

The Company had determined that there was no beneficial conversion feature attributable to the series B shares because the initial conversion price of series B shares was higher than the fair value of the Company’s ordinary shares on issue date of series B shares.

Key terms of the series B shares are summarized as follows:

Voting rights

Series B shareholders were entitled to the number of votes equaled to the number of ordinary shares into which such preference shares could be converted at the record date.

Dividends

No dividend should be paid on the ordinary shares at a rate higher than the rate at which dividends were paid on the series A shares and series B shares (based on the number of ordinary shares into which the series A shares and the series B shares were convertible on the date the dividend is declared).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

17. CONVERTIBLE PREFERENCE SHARES—(Continued)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company should be made in the following manners: the holders of series B shares should be entitled to receive, prior to and in preference to any distribution to the holders of the ordinary shares or any other class or series of shares, the amount equaled to 150% of the Series B Original Issue Price (as adjusted for share dividends, share combination, share splits reorganizations, reclassifications, consolidations, or mergers and the like with respect to such shares) and in addition, an amount equaled to all declared but unpaid dividends thereon.

As of December 31, 2009, the liquidation value of the series B shares was $67,497.

Redemption

Upon the occurrence of any of the following events at the request of any holders of series B shares, the Company should redeem all or a part the series B shares, at a redemption price equal to 100% of the series B Original Issue Price per share plus an rate of return of 6% per annum, less all declared dividends (whether paid or unpaid) thereon up to the redemption date, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers:

(i)	A Qualified IPO was not completed by the 5th anniversary of the series B original issue date;

(ii)

Prior to the 5th anniversary of the series B original issue date, the founder, Mr. Tianwen Liu terminated his employment with the Group for any reason, or was no longer employed full time by the Group, or in the good-faith determination of the Board, no longer effectively carried out his responsibilities as the Chief Executive Office (“CEO”) of the Group (other than due to unilateral termination of the employment relationship by the Board without cause); or

(iii)

Prior to the 5th anniversary of the series B original issue date, four or more of the senior management members left employment of the Group for any reason (other than due to unilateral termination of the employment relationship by the Board without cause) within any twelve consecutive month period.

Conversion

Each series B share should be convertible, at the option of the holder thereof, at any time after the series B share’s original date of issuance, into such number of fully paid and nonassessable ordinary shares as determined by dividing the series B shares original issue price by series B shares conversion price.

The initial conversion ratio should be on a one for one basis, which is subject to certain anti-dilution adjustments and adjustments for future issuances of shares at a price lower than the issuance price of the series B shares.

Each series B shares would automatically be converted into ordinary shares at the then effective series B conversion price, upon the earlier, of (i) the date specified by vote or written consent, or agreement of holders of at least a majority of the shares of each such series then outstanding, or (ii) immediately prior to but contingent upon the closing of a Qualified IPO.

In December 2010, all Series B shares were automatically converted into 168,880,040 ordinary shares upon the IPO of the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18. CONVERTIBLE NOTES

On December 23, 2009, the Company issued Convertible Notes (the “Notes”) at the principal amount of $29,000. As of December 31, 2009, the Company received proceeds of $28,802 after deduction of $198 issuance cost. On April 21, 2010 and April 22, 2010, the Company issued additional Notes at the principal amount of $9,000 with an issuance cost of $367.

The key terms of the Notes are summarized as follows:

Maturity date

•	Initial Maturity Date—December 23, 2012;

•

Extended Maturity Date—In the event that no IPO or Company Sale (defined as transactions through which the equity holders of the Company will lose control of the Company or iSoftStone WFOE) has occurred prior to the Initial Maturity Date, a majority of the Notes holders may extend the maturity date to a date on or prior to December 23, 2015.

Interest rate and interest payment

•

Interest rate is at 1% per annum, due and payable in cash in arrears on each anniversary of December 23, 2009 until the earlier of (i) the Initial Maturity Date, (ii) the date these Notes are otherwise redeemed, or (iii) such date on which these Notes are converted in full.

•	If the Initial Maturity Date of these notes is extended, these Notes bear no interest between the Initial Maturity Date and the Extended Maturity Date.

Redemption and price

The Company and Notes holders may redeem the Notes on the following basis:

•

Redemption on maturity date by the Company: The Company shall redeem the outstanding principal amount of these Notes that has not been converted or redeemed on the Initial Maturity Date or the Extended Maturity Date, by payment of the redemption price that gives the Notes holders an annual return of 10% in cash. If the Initial Maturity Date or the Extended Maturity Date falls after the completion of an IPO, the Company shall redeem the outstanding principal amount as of the first anniversary following the completion of an IPO by payment of a price that gives the Notes holders an annual rate of return of 18% in cash plus any accrued and unpaid interest.

•

Post-IPO redemption at the option of the Notes holders: At any time during twelve months following the completion of an IPO, the holders of these Notes shall have the right to require the Company to redeem for cash all of the total outstanding principal amount at a price that gives the Notes holders an annual rate of return of 18% plus any accrued and unpaid interest in priority to any payment on or with respect to the Company equity securities.

•

Accelerated redemption upon default at option of the Notes holders: Upon the occurrence of an event of default as listed below, the Notes holders shall have the right to require the Company to redeem for cash all of the total outstanding principal amount of the Notes at a price equal to the then applicable redemption price:

Events of default:

(a)	Failure to pay principal or any other amount under these Notes when and as due;

(b)	Breach of covenants, such as punctually paying the interest and principal according to the agreements, giving notice upon the events of default, and no dividend or redemption to the equity securities until earlier of IPO or full repayment of the Notes;

(c)	Except as approved by the Board of Directors, any key managers sold his or her company equity securities at the Original Note Issuance Date;

(d)	Either the founder, Mr. Tianwen Liu, or three out of the other seven key managers have ceased to perform management responsibilities; or

(e)	Liquidation.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18. CONVERTIBLE NOTES—(Continued)

Redemption and price—(Continued)

Conversion and price

•

Mandatory conversion upon Company Sale: Immediately prior to and subject to the completion of a Company Sale, all of the then outstanding principal amount of these Notes and the accrued and unpaid interest thereon shall be automatically converted into such number of ordinary shares at the conversion price set out below.

•

Optional Conversion upon IPO: At any time during the 12 months after the completion of an IPO, the Notes holders of these Notes shall have the right to convert these Notes in whole, into such number of duly authorized, fully paid and non-assessable Ordinary Shares at the conversion price set out below.

•	Conversion price is computed with following formula:

Conversion Price = IPO Price or Company Sale Price / ((1+ 0.082254247%) (number of days lapsed between the date of the Notes and the IPO or Company Sale date))

0.082254247% is the daily compound rate based on a 365-day year that would result in an annual return of 35%.

•

If the Company issues additional equity securities other than ordinary shares that are convertible into ordinary shares at a price based on a discount of the IPO price or Company Sale price where the Company guarantees the purchaser of such convertible equity securities at an annual return of more than 35%, the above compound rate used for calculating conversion rice shall be adjusted according to the higher rate of return.

•

The conversion price has a standard anti-dilution adjustment term. It also has a down-round provision. If the Company, after the completion of an IPO, issues any additional ordinary shares or equity security at a price per share that is lower than the conversion price per share then in effect, then the conversion price per share is adjusted down.

The return rate reset feature, which increases the redemption price of the Notes to give the Notes holders an annual rate of return of 18% rather than 10% if an IPO is completed before Initial Maturity Date or the Extended Maturity Date, were determined to be an embedded derivate and was bifurcated for measurement purposes and is presented on a combined basis with the Notes. The initial fair value of the embedded derivative was $1,706 as of December 23, 2009. And the fair value change from December 23, 2009 to December 31, 2009 was determined insignificant.

The fair value of the embedded derivative of $1,706 as of December 23, 2009, determined with the assistance of American Appraisal China Limited, an independent valuation firm, and the issuance costs of $198 resulted in a debt discount of $1,904. The debt discount was amortized into interest expenses over the term of the Notes using effective interest method. For the year ended December 31, 2009, the Group incurred $63 interest expense relating to the Notes, of which $62 represented the amortization of the debt discount and $1 represented the coupon interest.

Upon the issuance of additional Notes in April 2010, the initial embedded derivative attached to the second tranche of the Notes was $488 at the issuance date. Upon the Company’s IPO on December 14, 2010, the return rate of the Notes was reset to 18%, and accordingly, the fair value of the two tranches of embedded derivative totaled $8,904. A loss of $2,365 was recorded as the change in fair value of the return rate reset in the statement of operations for the year ended December 31, 2010.

A debt discount of $2,759 was recorded to account for the initial fair value of the two tranches of the embedded derivate and the total issuance cost. The debt discount was amortized into interest expenses over the term of the Notes using effective interest method. For the year ended December 31, 2010, the Group incurred $4,418 interest expense relating to the Notes, of which $133 represented the amortization of the debt discount and $4,285 represented the coupon interest.

In December 2010, Notes at the principal amount of $18,000 were converted into 18,381,991 ordinary shares upon the IPO of the Company. For the remaining Notes at the principal amount of $20,000, the Note holders have the right to convert it into ordinary shares during the twelve months after the completion of an IPO. As a consequence, when the shares were readily convertible into cash upon the completion of the IPO, the conversion right met the definition of a derivative which required to be bifurcated for measurement purposes. As of December 14, 2010, the fair values of the conversion right and the debt host for the remaining Notes of $20,000 were $2,841 and $17,159, respectively. As of December 31, 2010, the fair values of the conversion right and the debt host were $8,904 and $20,511, respectively. The fair value of the conversion right was determined by the Group with the assistance of American Appraisal, and the fair value change from December 14, 2010 to December 31, 2010 was determined to be $6,063, which was recorded as a loss in the consolidated statement of operations for the year ended December 31, 2010.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

19. EMPLOYEE BENEFIT PLAN

Full time employees of the Group located in the PRC (mainland), Hong Kong, Taiwan, and Japan participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries.

The total provisions for such employee benefits were $5,135, $8,822 and $13,644 for the years ended December 31, 2008, 2009 and 2010, respectively.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE located in the PRC (mainland), being foreign invested enterprises established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. The appropriations to these reserves by the Group’s PRC (mainland) subsidiaries were $1,242, $2,511 and $1,570 for the years ended December 31, 2008, 2009 and 2010, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2009 and 2010, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was $45,221 and $65,390 in 2009 and 2010, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I.

21. SHARE-BASED COMPENSATION

Share options

In November 2005, the Company’s shareholders approved to reserve an aggregate of 19,579,549 ordinary shares for the share incentive plan. Accordingly, the Group granted share options to certain employees and non-employees of the Group to purchase 11,116,500 and 8,445,500 ordinary shares in 2006 and 2007, respectively.

On March 1, 2008, the Company’s Board of Directors approved the “2008 Share Incentive Plan” (the “2008 Plan”). Under the 2008 Plan, the Company may issue share options to purchase up to 40,689,554 ordinary shares, including 19,579,549 ordinary shares previously reserved in 2005, to employees and non-employees of the Group.

On December 17, 2009, the Company’s Board of Directors approved “the 2009 Share Incentive Plan”( the “2009 Plan”). Under the 2009 Plan, the Company may issue nonvested shares and share options to purchase up to 52,324,472 ordinary shares to employees and non-employees of the Group.

Termination of option

The option may not be exercised until vested. Once vested, the option may be exercised in whole or any part, at any time. However, a vested option must be exercised, if at all, prior to the earlier of: (a) twelve months following the grantee’s termination of service because of death or disability; (b) thirty days following the grantee’s last day of active employment or service for any reason other than death or disability; or (c) the tenth anniversary of the grant date; and if not exercised prior thereto shall terminate and no longer be exercisable.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION—(Continued)

Share options—(Continued)

Option exercise

The option shall be exercisable by the delivery of a written notice of exercise on any business day to the secretary of the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

Options to employees

During the years ended December 31, 2008, 2009 and 2010, the Company granted a total of 15,364,265, 22,282,126 and 17,702,215 share options to employees and directors at an exercise price of $0.3 per share, $0.5 per share, and $0.65 per share, respectively.

Options to non-employees

The Company granted 5,150,000, 4,468,576 and 3,978,000 options to certain non-employees and independent directors for their services in 2008, 2009 and 2010, at an exercise price of $0.3 per share, $0.5 per share, and $0.65 to $1.24 per share, respectively.

The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (1) 100% immediately on date of grant or (2) 1/4 on each anniversary from the date of grant.

The following table summarizes information regarding the share options granted:

Grant date	Options granted	Exercise price per option	Intrinsic value per option at the grant dates
December 15, 2006	11,116,500	$0.3	$—
April 1, 2007	8,445,500	0.3	—
April 1, 2008	11,382,303	0.3	—
December 20, 2008	9,131,962	0.3	—
September 1, 2009	590,000	0.5	—
December 23, 2009	26,160,702	0.5	—
August 1, 2010	16,347,380	0.65	—
September 15, 2010	4,932,835	0.65	—
November 19, 2010	400,000	1.24	—

Total	88,507,182

	2008		2009		2010
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Outstanding at beginning of year	19,500,875	$0.3	40,009,515	$0.3	66,120,217	$0.4
Granted	20,514,265	0.3	26,750,702	0.5	21,680,215	0.7
Exercised	—	—	(400,000)	0.3	(80,000)	0.4
Forfeited	(5,625)	0.3	(240,000)	0.3	(2,745,772)	0.4

Outstanding at end of year	40,009,515	$0.3	66,120,217	$0.4	84,974,660	$0.5

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION—(Continued)

Share options—(Continued)

Options to non-employees—(Continued)

The following table summarizes information with respect to share options outstanding as of December 31, 2010:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2010	Number exercisable	Exercise price per option	Aggregate intrinsic value as of December 31, 2010
December 15, 2006	11,045,625	6.00 years	$0.3	$16,756	11,045,625	$0.3	$16,756
April 1, 2007	8,445,500	6.33 years	0.3	12,812	8,390,250	0.3	12,728
April 1, 2008	9,645,151	7.33 years	0.3	14,632	6,935,826	0.3	10,522
December 20, 2008	8,793,087	8.00 years	0.3	13,339	5,948,856	0.3	9,024
September 1, 2009	590,000	8.75 years	0.5	777	160,000	0.5	211
December 23, 2009	24,909,202	9.00 years	0.5	32,805	6,652,300	0.5	8,761
August 1, 2010	16,213,260	9.75 years	0.65	18,921	550,000	0.65	642
September 15, 2010	4,932,835	9.75 years	0.65	5,757	986,567	0.65	1,151
November 19, 2010	400,000	9.88 years	1.24	233	—	1.24	—

	84,974,660			$116,032	40,669,424		$59,795

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2008	2009	2010
Options	$0.10 – 0.21	$0.24 – 0.34	$0.36 – 0.76

No share option was exercised in 2008, 400,000 and 80,000 share options were exercised in 2009 and 2010 respectively. Total intrinsic value of options exercised in 2009 and 2010 was $72 and $116 respectively, as the fair value of the options exercised exceeded its exercise price.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended December 31,
	2008	2009	2010
Risk-free interest rate of return	4.35% – 4.86%	2.78% – 2.86%	1.94%
Expected term	5.5 – 10 years	7 – 10 years	5.3 – 10 years
Volatility	47.1% – 55.7%	50.4% – 63.3%	57.0% – 61.2%
Dividend yield	—	—	—

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION—(Continued)

Share options—(Continued)

Options to non-employees—(Continued)

(1) Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3) Expected term

For the options granted to employees, as the Company did not have sufficient historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

(4) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5) Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6) Fair value of underlying ordinary shares

Before the IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal by American Appraisal China Limited and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The determination of fair value of the ordinary shares was also with the assistance of American Appraisal China Limited, an independent third party valuation specialist.

Since the IPO, the Company has not granted any share options, and if granted, the closing market price of the ordinary shares of the Company as of the grant date will be used as the fair value of the ordinary shares on that date.

For employee share options, the Group recorded share-based compensation of $544, $1,936 and $3,077 during the years ended December 31, 2008, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee share options the Group recorded share-based compensation of $792, $328 and $999 during the years ended December 31, 2008, 2009 and 2010, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2010, total unrecognized compensation expense relating to unvested share options was $10, 900. The amount is expected to be recognized over a weighted average period of two years using the straight-line method.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION—(Continued)

Nonvested shares

The Group agreed to grant certain ordinary shares to certain employees of the Group in connection with the acquisition of Kebao in 2006, the acquisition of MDCL in 2009 and the employment of certain other employees. The Group has the right to repurchase these shares for free if the grantees terminate their continuous employment within a period of 24-36 months from the date of grant. The arrangements were considered a share-based compensation arrangement and the shares were treated as nonvested shares.

The following table summarizes information regarding the nonvested shares granted:

	Average nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
Outstanding at January 1, 2008	1,400,733
Granted	—
Forfeited	—
Vested	—

Outstanding at January 1, 2009	1,400,733
Granted	180,031	$0.44
Forfeited	—
Vested	(1,155,317)

Outstanding at December 31, 2009	425,447
Modification to certain share-based compensation arrangement(i)	(143,822)
Vested	(281,625)

Outstanding at December 31, 2010	—

Vested and to be issued December 31, 2010(ii)	710,318

(i)	At the time of the acquisition of MDCL in March 2009, the Group entered into arrangements with certain selling shareholders in MDCL who became employees whereby such employees were to receive 180,031 shares which vested at the end of a service period of 24 months from the date of the acquisition.

In April 2010, the Group entered into revised agreements with those employees to modify the previous terms of the award. Under the terms of the modification:

•	36,209 shares vested immediately and $8 unrecognized share-based compensation expense was immediately recognized as of the modification date;

•

the Group replaced the remaining fixed number of unvested shares with an obligation to issue a variable number of ordinary shares at the end of the 24 month service period. The variable number of shares is to be determined by dividing $68 by the fair value of the ordinary shares upon the vesting date. This resulted in the award being reclassified from an equity award into a liability award under which the fair value of the award is remeasured at each reporting date. As a result, $40 previously recorded share-based compensation within equity was re-classified as a liability on the date of modification and remeasured at each period end by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm . As of December 31, 2010, the share-based compensation liability was carried at $62.

(ii)	The 710,318 vested nonvested shares were recorded as shares to be issued on the balance sheets as of December 31, 2010 as the shares were not issued.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21. SHARE-BASED COMPENSATION—(Continued)

Nonvested shares—(Continued)

The fair value of the nonvested shares was determined at the grant dates by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The Group recognized $52, $86 and $50 shares based compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2010, total unrecognized compensation expense relating to the nonvested shares was $6. The amount is expected to be recognized over a weighted average period of 0.10 years using the straight-line method.

Other share-based compensation arrangements

In April 2010, the Company entered into a performance-based share incentive agreement with certain employees to compensate their performance-based services for the period from year 2007 to 2010.

Pursuant to such agreement, 1,739,130 ordinary shares, valued at $0.54 per share, were issued on April 18, 2010 to compensate these employees’ past services. The ordinary shares were valued by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm.

On June 30, 2010, 2,760,870 ordinary shares, valued at $0.64 per share, were further issued, to compensate these employees’ past services. The ordinary shares were valued by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm.

The total 4,500,000 shares issued were considered as share-based compensations and $2,706, the fair value of the ordinary shares as of the grant dates, were charged into the consolidated statement of operations immediately. In addition, the Group also agreed to issue up to 1,000,000 of the Company’s shares to these employees based on their performance in the year 2010. The Group recognized $640 compensation expenses for the year ended December 31, 2010 relating to this share-based compensation arrangement.

In October 2010, the Group sold 461,000 and 700,000 of the treasury shares at the price of $0.51 and $0.30 per share, respectively, to a former employee. The $861 excess of the fair value of the ordinary shares, which is determined as $1.125 at the selling date by the Company, over the purchase price were treated as share-based compensation expense and reflected in the statements of operations.

In November 2010, the Group agreed to issue 324,849 ordinary shares to a consultant who introduced business to iSoftStone Data and recognized $191 share-based compensation expense for the year ended December 31, 2010.

22. FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial liabilities measured at fair value on a recurring basis as of December 31, 2010 include derivatives embedded in the convertible notes (Note 18) and contingent consideration payables in connection with business acquisitions of Star and MDCL in 2009 (Note 3), and Ascend and Shanghai Kangshi (Note 3) in 2010 based on Level 3 inputs.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. FAIR VALUE MEASUREMENTS—(Continued)

Measured on recurring basis—(Continued)

The following table summarizes the Group’s financial liabilities measured at fair value on a recurring basis.

	December 31,	Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009
Contingent consideration	$1,312	$—	$—	$1,312
Return rate reset feature	1,706	—	—	1,706

Total	$3,018	$—	$—	$3,018

	2010
Share-based compensation liability	$62	$—	$—	$62
Contingent consideration	598	—	—	598
Conversion right feature	8,904	—	—	8,904

Total	$9,564	$—	$—	$9,564

The following table summarizes the movement of the balances of the Group’s financial liabilities measured at fair value on a recurring basis:

Amounts
Balance as of January 1, 2008	$3,665
Loss on change of fair value of the warrant	676
Exercise of the warrants	(4,341)

Balance as of January 1, 2009	—
Initial recognition of contingent consideration in connection with acquisition of Star	1,596
Gain on change in fair value of contingent consideration of acquisition of Star	(90)
Settlement of contingent consideration of acquisition of Star	(836)
Initial recognition of contingent consideration in connection with acquisition of MDCL	549
Loss on change in fair value of contingent consideration of acquisition of MDCL	93
Initial recognition of return rate reset feature of convertible notes	1,706

Balance as of January 1, 2010	3,018
Initial recognition of contingent consideration in connection with acquisition of Ascend	1,266
Gain on change in fair value of contingent consideration of acquisition of Ascend	132
Settlement of contingent consideration of acquisition of Ascend	(1,073)
Initial recognition of contingent consideration in connection with acquisition of Shanghai Kangshi	(225)
Gain on change in fair value of contingent consideration of acquisition of Shanghai Kangshi	62
Initial recognition of return rate reset feature of convertible notes	488
Increase in fair value of return rate reset feature of convertible notes	2,365
Reset of return rate of convertible notes	(4,559)
Initial recognition of conversion right feature of convertible notes	2,841
Increase in fair value of conversion right feature of convertible notes	6,063
Loss on change in fair value of contingent consideration of acquisition of MDCL	(245)
Settlement of contingent consideration of acquisition of MDCL	(335)
Gain on change in fair value of contingent consideration of acquisition of Star	23
Settlement of contingent consideration of acquisition of Star	(257)

Balance as of December 31, 2010	$9,564

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. FAIR VALUE MEASUREMENTS—(Continued)

Measured on recurring basis—(Continued)

The Group measured the fair value of the contingent considerations considering, among other factors, forecasted financial performance of the acquired businesses, market performance, and the market potential of the acquired businesses. These contingent considerations are considered Level 3 liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

The Group measures the return rate reset feature of the convertible notes using “with & without” valuation method. The derivative was considered a Level 3 liability because the Group used unobservable inputs, such as the estimation of the probability return rate reset occurring and appropriate discount rate, to determine the fair value of the derivatives.

The fair value of the conversion right feature of convertible notes was determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, using the Binomial option pricing model with assumptions as follows:

	For the years ended December 31,
	As of Initial Measurement Date (December 14, 2010)	As of December 31, 2010
Risk-fee rate of return	1.17%	1.20%
Expected remaining contractual life of the warrants	1.0 years	0.95 years
Volatility	42%	41%
Expected dividend yield	—	—

Measured on non-recurring basis

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities at initial recognition based on Level 3 inputs in connection with business acquisitions.

The Group measured the fair value of the purchased intangible assets using the “cost”, “income approach-excess earnings” and “with & without” valuation methods. These purchased intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecasted financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets/liabilities.

23. NONCONTROLLING INTEREST

	Jiewen	Guodian	Bolun		iSoftStone Korea	ISSR	Wuxi iCarnegie	Total
Balance as of January 1, 2008	$—	$—		$115	$4	$6	$—	$125
Purchase of noncontrolling interest of Bolun	—	—		(20)	—	—	—	(20)
Purchase of noncontrolling interest of ISSR	—	—		—	—	(5)	—	(5)
Foreign currency translation adjustment	—	—		4	—	—	—	4
Net loss	—	—		(99)	(1)	(1)	—	(101)

Balance as of December 31, 2008	—	—		—	3	—	—	3
Capital injection in Wuxi iCarnegie	—	—		—	—	—	513	513
Net loss	—	—		—	(21)	—	—	(21)

Balance as of December 31, 2009	—	—		—	(18)	—	513	495
Net income (loss)	37	110		—	(1)	—	(584)	(438)
Capital contribution from noncontrolling shareholder of Guodian (Note 8)	—	586		—	—	—	—	586
Capital contribution from noncontrolling shareholder of Jiewen	242	—		—	—	—	—	242
Deconsolidation of Wuxi iCarnegie (Note 6)	—	—		—	—	—	67	67
Acquisition of noncontrolling interest of iSoftStone Korea (i)	—	—		—	15	—	—	15
Foreign currency translation adjustment	8	23		—	4	—	4	39

Balance as of December 31, 2010	$287	$719	$		$—	$—	$—	$1,006

(i)	In July 2010, the Company paid $30 to acquire the noncontrolling interest in iSoftStone Korea. After the acquisition, iSoftStone Korea becomes a wholly owned subsidiary of the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24. RELATED PARTY BALANCES AND TRANSACTIONS

Name of the related party	Relationship with the Group
iSoftStone Technologies Co., Ltd. (“ISST)	Equity method investment
Tianjin Binhairuantong Software Outsourcing Research Company Limited (“Binhai”)	Equity method investment
Wuxi iCarnegie Enterprise	Equity method investment
Management Company Limited (“Wuxi iCarnegie”)
Wuxi iCarnegie Training School	Equity method investment
(“iCarnegie Training”)
Beijing iSoftStone Boxin	Cost method investment
Technology Company Limited (“Boxin”)

Details of related party balances as of December 31, 2009 and 2010 and transactions for the years ended December 31, 2008, 2009 and 2010 are as follows:

(1)	Amounts due from related parties:

	As of December 31, 2009	As of December 31, 2010
Boxin (i)	$616	$1,372
ISST (ii)	69	86
Wuxi iCarnegie (iii)	—	1,059
iCarnegie Training	—	17

Total	$685	$2,534

(i)	Amount due from Boxin mainly represented project receivables from Boxin on behalf of the Group.
(ii)	Amount due from ISST represented a loan extended to ISST by the Group. The loan amount is unsecured and bearing interest at 2.5% per annum.
(iii)	Amount due from Wuxi iCarnegie represented an unsecured loan of $463 extended to Wuxi iCarnegie by the Group with interest of 4.86% per annum and the course and training fee of $596 paid by the Group on behalf of Wuxi iCarnegie.

(2)	Amounts due to related parties

	As of December 31, 2009	As of December 31, 2010
Boxin (i)	$50	$369
Binhai (i)	59	—
Wuxi iCarnegie (i)	—	591
iCarnegie Training	—	16
ISST		5

	$109	$981

(i)	Amounts due to Boxin, Binhai and Wuxi iCarnegie are related to operating expenses paid by these entities on behalf of the Group. All the amounts are unsecured and non-interest bearing.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24. RELATED PARTY BALANCES AND TRANSACTIONS

(3)	Sales to related parties

	Years ended December 31,
	2008	2009	2010
Boxin	$591	$276	$225
Wuxi iCarnegie	$—	$—	$28

(4)	Purchase from related parties

	Years ended December 31,
	2008	2009	2010
Wuxi iCarnegie (i)	$—	$—	$357

(i)	The purchase from related parties is mainly related to the training expenses paid to Wuxi iCarnegie.

25. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	Years ended December 31,
	2008		2009		2010
	Net revenues(1)	Long-lived assets(2)	Net revenues(1)	Long-lived assets(2)	Net revenues(1)	Long-lived assets(2)
China (Mainland, Hong Kong and Taiwan)	$32,391	$11,916	$77,392	$17,983	$110,077	$28,660
United States	30,128	3,986	37,047	11,212	53,588	16,306
Japan	14,180	238	12,716	204	20,409	226
Europe	3,920	—	6,700	—	12,742	—
Others	1,845	9	532	1	159	—

Total	$82,464	$16,149	$134,387	$29,400	$196,975	$45,192

Note:

(1)	Net revenues are presented by headquarters location of the Group’s clients.
(2)	Long-lived assets are presented by the operating location of the subsidiaries of the Group.

The following table summarizes the Group’s net revenue by service lines:

	For the years ended December 31,
	2008	2009	2010
IT Services	$55,135	$86,145	$134,872
Consulting and Solution services	26,849	44,460	54,327
Business process outsourcing services	480	3,782	7,776

Total net revenues	$82,464	$134,387	$196,975

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

26. COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the periods incurred.

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2014 and are renewable upon negotiation. Rental expense under operating leases was $4,117, $6,289 and $8,309 for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2010 are as follows:

2011	$6,559
2012	4,796
2013	2,018
2014	291

$13,664

27. SUBSEQUENT EVENTS

Settlement of acquisition of Star

In April 2011, the Group paid a consideration of $436 in cash relating to the acquisition of Star.

Payment for the acquisition of Shanghai Kangshi

In January and February 2011, the entity paid a consideration of $2,608 in cash relating to the acquisition of Shanghai Kangshi.

Acquisition of iHealthStone Co., Ltd. (PRC) (“iHealthStone”), formerly known as Nuojin Yongxin (Beijing) Technology Company Limited

In January, 2011, the Group acquired 90% equity interest of iHealthStone, to enhance its capability in providing IT services to China and global customers in the healthcare vertical. The total cash consideration is $303, of which $258 has been paid in April, 2011. The Group has preliminarily performed the purchase price allocation resulted in a $434 goodwill.

Convertible notes

On March 3, 2011, the holders of the remaining outstanding convertible notes agreed to convert all the outstanding $20 million convertible notes plus accrued interest into 20,406,720 of the Company’s ordinary shares pursuant to the original terms.

Investment in MDCL

In April 2011, the Group entered into a definitive agreement to acquire 19.9% equity interest in MDCL to enhance the Group’s ability to provide system integration services to domestic Chinese clients, as well as global clients with significant operations in greater China. The cash consideration is determined based on the audited net assets of MDCL as of December 31, 2010 and is payable in installments. As of May 24, 2011, the audit is in progress therefore the consideration is yet to be determined. In addition, the Group was granted a call option to purchase additional 32.6% equity interest in MDCL during a 12 month period following the completion of acquisition of 19.9% equity interest. And then the remaining shareholders of MDCL will have a put option to sell the remaining 47.5% equity interest to the Group under certain circumstances.

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2009	2010
Assets

Current assets:
Cash	$24,604	$121,409
Prepaid expenses and other current assets	24	3
Amounts due from related parties	15,635	44,577

Total current assets	40,263	165,989

Investment in subsidiaries and VIE	60,800	92,636
Property and equipment, net	1	1

Total assets	$101,064	$258,626

Liabilities

Current liabilities:
Accrued expenses and other current liabilities	$698	$1,890
Amounts due to related parties	476	2,732
Share-based compensation liability	—	62
Deferred consideration in connection with business acquisitions	103	103
Contingent consideration payable in connection with business acquisitions	173	—
Convertible notes, current	—	29,415

Total current liabilities	1,450	34,202

Convertible notes, non-current	28,865	—

Total liabilities	$30,315	$34,202

Series B convertible redeemable preference shares:
($0.0001 par value, 196,745,340 shares authorized as of December 31, 2009; 168,880,040 shares issued and outstanding as of December 31, 2009, liquidation value $67,497)	$52,159	$—

Equity:

iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ( $0.0001 par value, 450,065,400 and 1,000,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 130,902,853 and 523,953,829 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	13	52
Series A convertible preference shares ( $0.0001 par value, 95,286,195 shares authorized as of December 31, 2009; 95,286,195 shares issued and outstanding as of December 31, 2009, liquidation value $3,747)	14,150	—
Treasury shares	—	(1,243)
Shares to be issued	179	1,571
Additional paid-in capital	18,768	241,213
Accumulated other comprehensive income	3,796	6,914
Accumulated deficit	(18,316)	(24,083)

Total equity	18,590	224,424

Total liabilities, series B convertible redeemable preference shares and equity	$101,064	$258,626

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data, or otherwise noted)

	For the year ended December 31,
	2008	2009	2010
Cost of revenues	—	—	(175)
Operating expenses:
General and administrative expenses	$(2,019)	$(2,922)	$(8,581)
Selling and marketing expenses	(55)	(110)	(273)
Research and development expenses	(1)	(7)	(7)

Total operating expenses	(2,075)	(3,039)	(8,861)

Changes in fair value of contingent consideration in connection with business combination	—	—	(49)

Loss from operations	(2,075)	(3,039)	(9,085)

Interest income	29	57	62
Interest expense	(12)	(63)	(4,418)
Change in fair value of warrants	(676)	—	—
Changes in fair value of convertible notes derivatives	—	—	(8,428)

Net loss before earnings from subsidiaries and VIE	(2,734)	(3,045)	(21,869)
Income from subsidiaries and VIE	2,832	12,094	18,687

Net income (loss)	$98	$9,049	$(3,182)

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2008	117,344,311	$12	95,286,195	$14,150	$—	$55	$10,249	$(22,274)	$1,484	$3,676

Issuance of ordinary shares in connection with business acquisition of Akona	4,539,489	—	—	—	—	—	953	—	—	953
Issuance of ordinary shares in connection with business acquisition of Jiefeng	1,004,500	—	—	—	—	—	178	—	—	178
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,489)	—	(2,489)
Share-based compensation	—	—	—	—	—	—	1,388	—	—	1,388
Comprehensive income:
Net income	—	—	—	—	—	—	—	98	—	98	$98
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,417	2,417	2,417

Total comprehensive income											$2,515

Balance as of December 31, 2008	122,888,300	12	95,286,195	14,150	—	55	12,768	(24,665)	3,901	6,221

Issuance of ordinary shares in connection with business acquisition of Akona	7,548,288	1	—	—	—	—	3,622	—	—	3,623
Issuance of ordinary shares in connection with business acquisition of ISSR	66,265	—	—	—	—	—	32	—	—	32
Issuance of ordinary shares in connection with exercise of option	400,000	—	—	—	—	—	120	—	—	120
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,700)	—	(2,700)
Vesting of nonvested shares (to be issued) (Note 21)	—	—	—	—	—	124	(124)	—	—	—
Share-based compensation	—	—	—	—	—	—	2,350	—	—	2,350
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	9,049	—	9,049	$9,049
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(105)	(105)	(105)

Total comprehensive income											$8,944

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total comprehensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2009	130,902,853	13	95,286,195	14,150	—	179	18,768	(18,316)	3,796	18,590
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company					(2,000)	—	—	—	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 21)	4,500,000	1					2,705	—	—	2,706
Vesting of nonvested shares (to be issued) (Note 16)	—	—	—	—	—	51	(51)	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—		29	—	—	29
Transfer of ordinary shares in connection with the employment of certain employees (Note 16)	—	—	—	—	293	(75)	(218)	—	—	—
Sale of ordinary shares to a former employee (Note 21)		—	—	—	464	—	843	—	—	1,307
Issuance of ordinary shares upon IPO net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	54,745
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	131
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	1,262
Ordinary shares to be issued to a consultant (Note 16)	—	—	—	—	—	154	—	—	—	154
	—								—
Comprehensive income (loss):	—	—	—		—		—
Net loss	—	—	—	—	—	—	—	(3,182)		(3,182)	$(3,182)
Foreign currency translation adjustment	—	—	—	—	—	—	—		3,118	3,118	3,118

Total comprehensive income											$(64)

Balance as of December 31, 2010	523,953,829	$52	—	$—	(1,243)	$1,571	$241,213	$(24,083)	$6,914	$224,424

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$98	$9,049	$(3,182)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Gain from investments in subsidiaries and VIE	(2,401)	(12,094)	(18,687)
Share-based compensation	1,388	2,350	8,546
Change in fair value of warrants	676	—	—
Change in fair value for contingent consideration in connection with business combination	—	—	28
Change in fair value of convertible notes derivatives	—	—	8,428
Imputed interest expense in connection with convertible notes-interest	—	—	4,418
Changes in operating assets and liabilities:
Amounts due from related parties	(9,236)	6,622	(28,942)
Prepaid expenses and other current assets	259	(13)	21
Amounts due to related parties	(876)	466	2,690
Accrued expenses and other current liabilities	67	438	(501)

Net cash (used in) provided by operating activities	(10,025)	6,818	(27,181)

Cash flows from investing activities:
Deferred and contingent consideration paid for business acquisitions	(4,668)	(6,764)	(197)
Cash paid for investment in subsidiaries	(9,347)	(4,998)	(10,030)

Net cash used in investing activities	(14,015)	(11,762)	(10,227)

Cash flows from financing activities:
Proceeds from exercise of warrants relating to series B convertible redeemable preference shares, net of issuance cost of $500	24,500	—	—
Proceeds from issuance of convertible notes, net of issuance cost of $198 and $367 for the year ended December 31, 2009 and 2010, respectively	—	28,802	8,633
Proceeds from issuance of ordinary shares	—	—	127,686
Payment of offering cost in connection with the issuance of ordinary shares	—	—	(2,580)
Proceeds from exercise of options	—	120	29
Proceeds from sale of ordinary shares to a former employee	—	—	445

Net cash provided by financing activities	24,500	28,922	134,213

Net increase in cash	460	23,978	96,805

Cash at beginning of year	166	626	24,604
Cash at end of year	$626	$24,604	$121,409

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the Company used the equity method to account for investments in its subsidiaries and VIE.

2. INVESTMENTS IN SUBSIDIARIES

The Company and its subsidiaries and VIE were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIE were reported as equity in earnings of subsidiaries and VIE in the accompanying parent company financial statements.