Form 20-F
period 2011-12-31
iSoftStone Holdings Ltd
filed 2012-04-27
CIK 1500308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 557,682,406 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

ii

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

•

“attrition rate”, during a specified period, refers to the ratio of the number of employees that left that company during the period, excluding those employed for less than six months, to the number of employees that were on such company’s payroll at the ending date of the same period;

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended December 31, 2009, 2010 and 2011 and audited consolidated balance sheet data as of December 31, 2010 and 2011.

We completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares, on December 17, 2010. Our ADSs are listed on NYSE under the symbol “ISS.”

This Annual Report on Form 20-F includes certain registered trademarks, trademarks, and trade names of us and others. All terms and product names which may be trademarks or registered trademarks of other companies are hereby acknowledged to belong to their respective owners.

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

A. Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our future results.

Selected Consolidated Statements of Operations Data

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands, except share, per share and per ADS data

Net revenues	$36,417	$82,464	$134,387	$196,975	$283,417
Cost of revenues (1)(2)(3)	(24,399)	(55,083)	(88,391)	(125,689)	(181,121)

Gross profit	12,018	27,381	45,996	71,286	102,296

Operating expenses:
General and administrative expenses (1)(3)	(12,762)	(16,344)	(26,654)	(44,277)	(50,768)
Selling and marketing expenses (1)(2)(3)	(6,150)	(11,264)	(13,205)	(17,468)	(27,685)
Research and development expenses (1) (3)	(4,498)	(1,057)	(1,222)	(3,852)	(3,684)

Total operating expenses	(23,410)	(28,665)	(41,081)	(65,597)	(82,137)

Changes in fair value of contingent consideration in connection with business combination	—	—	(3)	28	(4,969)
Other income, net	56	800	981	262	324
Government subsidies	2,822	862	2,999	3,269	1,840
Gain on sale of equity of a subsidiary	—	—	—	1,079	—

(Loss) income from operations	(8,514)	378	8,892	10,327	17,354

Interest income	90	228	138	180	1,118
Interest expense	(71)	(363)	(878)	(5,742)	(1,424)
Change in fair value of warrants	(1,419)	(676)	—	—	—
Change in fair value of convertible notes derivatives	—	—	—	(8,428)	2,832
Gain on bargain purchase of a business	—	—	66	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(9,914)	(433)	8,218	(3,663)	19,880
Less: Income tax (expense) benefit	(373)	492	823	288	(319)
(Loss) income after income taxes before loss in equity method investments, net of income taxes	(10,287)	59	9,041	(3,375)	19,561
Loss in equity method investments, net of income taxes	(21)	(62)	(13)	(245)	(565)

Net (loss) income (4)	(10,308)	(3)	9,028	(3,620)	18,996
Less: Net income (loss) attributable to noncontrolling interest	114	101	(21)	(438)	151

Net (loss) income attributable to iSoftStone Holdings Limited	$(10,194)	$98	$9,049	$(3,182)	$18,845

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands, except share, per share and per ADS data
Net loss (income) per share

Net(loss) income per share attributable to iSoftStone Holdings Limited shareholders:
Basic	(0.10)	(0.03)	0.01	(0.05)	0.03
Diluted	(0.10)	(0.03)	0.01	(0.05)	0.03
Net loss (income) per ADS

Net (loss) income attributable to iSoftStone Holdings Limited shareholders:
Basic	(1.04)	(0.29)	0.13	(0.46)	0.34
Diluted	(1.04)	(0.29)	0.13	(0.46)	0.32
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	38,827,820	122,681,330	125,106,274	149,341,325	547,143,620
Diluted	38,827,820	122,681,330	131,892,325	149,341,325	592,082,213
Weighted average shares used in calculating net (loss) income per ADS:
Basic	3,882,782	12,268,133	12,510,627	14,934,133	54,714,362
Diluted	3,882,782	12,268,133	13,189,233	14,934,133	59,208,221

(1)	Includes share-based compensation charges totaling $4.0 million, $1.4 million, $2.4 million, $8.5 million and $9.3 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$56	$85	$159	$175	$307
Operating expenses:

General and administrative expenses	3,895	1,258	2,074	8,091	7,611
Selling and marketing expenses	18	44	110	273	1,225
Research and development expenses	1	1	7	7	188

Total share-based compensation expenses	$3,970	$1,388	$2,350	$8,546	$9,331

(2)	Includes amortization of intangible assets from acquisition totaling $0.6 million, $2.6 million, $2.0 million, $1.9 million and $3.2 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$166	$447	$87	$274	$985
Operating expenses:

Selling and marketing expenses	416	2,202	1,928	1,580	2,217

Total amortization of intangible assets expenses	$582	$2,649	$2,015	$1,854	$3,202

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling nil, $1.7 million, $2.1 million, $7.7 million and $12.3 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$—	$1,600	$1,815	$6,133	$9,277
Selling and marketing expense	—	45	14	364	769
General and administrative expense	—	59	302	1,205	1,775
Research and development expenses	—	—	—	—	510

	$—	$1,704	$2,131	$7,702	$12,331

(4)	To supplement our net income presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income, which is adjusted from results based on U.S. GAAP to exclude share-based compensation, interest expense of convertible notes, changes in fair value of certain liabilities carried at fair value, amortization of intangible assets from acquisitions and gain on bargain purchase of a business. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income (loss) to our U.S. GAAP net income (loss):

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Net income (loss) (U.S. GAAP)	$(10,308)	$(3)	$9,028	$(3,620)	$18,996
Share-based compensation	3,970	1,388	2,350	8,546	9,331
Amortization of intangible assets from acquisitions	582	2,649	2,015	1,854	3,202
Interest expense of convertible notes	—	—	63	4,418	654
Changes in fair value of contingent consideration in connection with business combinations	—	—	3	(28)	4,969
Changes in fair value of convertible notes derivatives	—	—	—	8,428	(2,832)
Changes in fair value of warrants	1,419	676	—	—	—
Gain on bargain purchase of a business	—	—	(66)	—	—

Total non-GAAP adjustments	5,971	4,713	4,365	23,218	15,324

Net income (loss) (non-GAAP)	$(4,337)	$4,710	$13,393	$19,598	$34,320

Selected Consolidated Balance Sheet Data

	December 31, 2007		December 31, 2008		December 31, 2009		December 31, 2010	December 31, 2011
	(dollars in thousands)
Cash	$12,963		$33,776		$55,138		$181,080	$101,196
Accounts receivable, net of allowance for doubtful accounts of $292, $309, $423, $2,320 and $4,219 as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively	12,572		28,350		69,094		101,943	152,663
Total assets	38,961		82,841		162,179		343,031	378,056

Total liabilities	17,030		27,158		90,935		117,601	83,297
Series B convertible redeemable preference shares	18,130		49,459		52,159		—	—
Total iSoftStone Holdings Limited shareholders’ equity	3,676	(1)	6,221	(1)	18,590	(1)	224,424	293,160
Non-controlling interest	125		3		495		1,006	1,599

Total equity	3,801		6,224		19,085		225,430	294,759

Total liabilities, series B convertible redeemable preference shares and equity	$38,961		$82,841		$162,179		$343,031	$378,056

(1)	Including series A convertible preference shares with carrying amount of $14.2 million for each of the periods ended December 31, 2007, 2008 and 2009. In December 2010, all series A convertible preference shares were automatically converted into ordinary shares upon the closing of our initial public offering.

Exchange Rate Information

A substantial majority of our business are conducted in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011, which was RMB6.2939 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 20, 2012, the noon buying rate was RMB6.3080 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6960	6.8330	6.6330
2011	6.2939	6.4630	6.6364	6.2939
Most recent six months:
October 2011	6.3547	6.3710	6.3825	6.3534
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3119	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
April 2012 (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the year. Monthly averages are calculated using daily exchange rates during the month.

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

We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew from $36.4 million in 2007 to $197.0 million in 2010 and $283.4 million in 2011. In addition to organic growth, we have also grown through strategic acquisitions. As of the date of this annual report, we had 22 sales and delivery centers, including 15 in China, two in Japan, four in the United States and one in Taiwan. As of December 31, 2011, we had 12,510 employees, as compared to 1,527 and 9,285 employees as of January 1, 2007 and 2011, respectively. We are actively looking at additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

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

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate, such as the United States, Europe, China and Japan. The financial and credit markets in the United States, Europe and Asia have experienced significant disruptions since 2008, which have persisted through 2009 and 2010, and to a lesser extent in 2011, with the European debt crisis. China’s economy has also faced challenges as its economy transitions from its former high growth pace to steady growth, as well as struggles with inflation, rising labor and other costs, and international currency issues. The financial crisis and other disruptions have led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients or greater difficulty in collecting accounts receivable. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

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

In the IT outsourcing market, we face competition from the following major competitors:

•	Chinese IT services companies, such as ChinaSoft International Ltd., HiSoft Technology International Limited, Neusoft Group Ltd., and VanceInfo Technologies Inc.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	in-house IT departments of large corporations.

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 12.8%, 19.8% and 24.8% per annum in 2009, 2010 and 2011, respectively. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth.

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

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. In 2009, 2010 and 2011, Huawei Technologies Co., Ltd., or Huawei, and Microsoft Corporation, or Microsoft, contributed 19% and 15%, 25% and 13%, and 23% and 9% of our net revenues, respectively. In the aggregate, our top five clients accounted for 46.2%, 46.1% and 43.2% of our net revenues in 2009, 2010 and 2011, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider and we do not have long-term commitments from any of our clients to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of leverage (pricing or otherwise) against us when negotiating contracts and terms of service or cooperation. If any of our major clients elects to take advantage of such leverage to change or restructure its outsourcing arrangement with us or even require us to modify certain of our business practices, we will be in a relatively weak position in such negotiation and our business, financial condition and results of operations may be adversely impacted.

In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. For example, a client may decide to reduce spending on technology services or sourcing from us due to a challenging economic environment or other factors, both internal and external, relating to its business. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy and arrangement, switching to another IT services provider or returning work in-house.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could adversely affect our financial condition and results of operations.

Our largest client, Huawei, has formed a joint venture, or JV, with one of our competitors. This JV or any future JV or similar alliance that Huawei enters into with any other IT services provider may adversely impact our business, financial condition and results of operations.

It was recently announced that Huawei and one of our competitors, Chinasoft International Limited, or Chinasoft, were establishing a JV. In connection with the JV, Huawei agreed to purchase IT outsourcing services from the JV on a recurring basis, in amounts that represent a meaningful portion of Huawei’s annual IT service outsourcing spending. In terms of revenue contribution, Huawei was our largest client in 2009, 2010 and 2011. As of the date of this annual report, the JV has not resulted into any material adverse change to our business levels with Huawei. However, if Huawei significantly shifts its business from us to the Chinasoft or other competitor JVs, our business (especially in the regions where these competitive JVs operate), financial condition and results of operations may be materially adversely impacted. If Huawei approaches us, we may be unable to successfully form such a similar JV and our Huawei business could suffer over time. Even if we successfully form a similar JV, we may be unable to negotiate terms favorable to us and such JV may impact our relationship with our other customers. The occurrence of any of these or similar events could materially and adversely affect our business, financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of the projects we perform, and related payment milestones which heavily depends on the budget and payment process cycles of our large clients in China. As of December 31, 2009, 2010 and 2011, our billed accounts receivable, net of allowance for doubtful accounts, totaled $17.5 million, $26.3 million and $50.7 million, respectively, and our unbilled accounts receivable, net of allowance for doubtful accounts, totaled $51.6 million, $75.6 million and $102.0 million, respectively. Our largest client accounted for 26.0% and 29.6% of our net accounts receivables as of December 31, 2010 and as of December 31, 2011, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients which also requires us to make certain adjustments and assumptions. As of December 31, 2009, 2010 and 2011, the provision made for doubtful accounts was $0.4 million, $2.3 million and $4.2 million, respectively. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

We have in the past received financial incentives and subsidies granted by various PRC government authorities in support of our business. Our net income (loss) for 2009, 2010 and 2011 was $9.0 million, $(3.6 million) and $19.0 million, respectively. In 2009, 2010 and 2011, we recognized government subsidies as a reduction to cost of revenue and expenses, primarily cost of revenues, of $2.1 million, $7.7 million and $12.3 million, respectively, and recognized government subsidies as other income of $3.0 million, $3.3 million and $1.8 million, respectively. However, we cannot assure you of the continued availability of such financial incentives and subsidies in the future. The discontinuation of these financial incentives and subsidies could adversely affect our financial condition and results of operations. In addition, future financial incentives, grants and subsidies may impose certain requirements and restrictions on our business operations. These financial incentives, grants and subsidies, for example, might impose development time and local use requirements for certain projects funded by a government incentive, grant or subsidy, which can potentially limit the manner that we operate and expand our business.

If we cannot successfully negotiate commercially acceptable course licensing arrangements with iCarnegie Inc., a portion of the training curriculum at the iCarnegie-iSoftStone training center may be adversely impacted and we may be exposed to contractual or other liabilities or dispute, which may harm our reputation and adversely impact the market price of our ADSs.

In 2009, in cooperation with the Wuxi City government, we established the iCarnegie-iSoftStone training center (currently owned 20% by us). Some programs provided at the iCarnegie-iSoftStone training center in 2009 utilized the technical curriculum and professional certifications developed and maintained by iCarnegie Inc. and licensed to us pursuant to course licensing arrangements first entered into in 2009. We are in the process of negotiating with iCarnegie Inc. new cooperation arrangements, which are expected to replace existing licensing arrangements. If we cannot successfully negotiate new alternative arrangements commercially acceptable to us, we will continue to be subject to the existing licensing arrangements (including a minimum enrollment fee requirement) until 2014. We have established four dedicated trainings centers in Wuxi, Tianjin, Guangzhou and Dalian and do not currently rely on the arrangement with iCarnegie Inc. to attract, train and retain our personnel. However, if iCarnegie Inc. terminates or otherwise alleges a breach by us of the course license arrangements, we may be exposed to contractual and other liabilities, including any accrued but unpaid fees.

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, the United States, Japan, Europe and Korea. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of December 31, 2011, we had one patent, six trademark registrations, six patent applications, two trademark applications and 165 software copyright registrations, and 20 domain names in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current limited patent protection may limit our ability to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, clients, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subject us to the risk of indemnification claims. The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

As of March 31, 2012, our founder, chairman and chief executive officer Tianwen Liu beneficially owned approximately 11.2% of our outstanding ordinary shares; AsiaVest Opportunities Fund IV and the Fidelity Entities beneficially owned approximately 16.2% and 14.6%, respectively, of our outstanding ordinary shares. These major shareholders will continue to have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. They may not act in the best interests of our minority shareholders. In addition, without the consent of these major shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our clients to terminate their contracts with us. We currently do not have insurance against business interruptions. In March 2011, Japan was struck by a 9.0-magnitude earthquake, which resulted in a tsunami and damaged nuclear power plants, among other negative effects. In 2011, our net revenues from Japan grew slower than our other geographic markets as a result of certain projects being postponed from 2011 to 2012 due to the earthquake and tsunami. Although our operations in Japan were not physically damaged by these disasters and our business has to date not been materially and adversely impacted, these events may in the future have an adverse effect on our operations or those of our clients in the Japan market. In particular, the existing and potential further radiation release from the damaged nuclear power plants may result in additional adverse effects on our operations and those of our clients in the future.

In addition, our business could be adversely affected by the effects of H1N1, or swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China or elsewhere in the world may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of these events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. The People’s Bank of China recently announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. The wider trading band of the exchange rate, as well as other more flexible currency policies that may be adopted by the PRC government could result in greater fluctuation of the Renminbi against the U.S. dollar.

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

We incurred a net foreign exchange loss of $0.2 million, a net foreign exchange gain of $0.4 million and a net foreign exchange loss of $0.5 million in 2009, 2010 and 2011, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

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

We have granted certain options, restricted shares and share units under our share incentive plans and granted nonvested shares in connection with certain other share-based compensation arrangements in the past, as a result of which we have recorded $2.4 million, $8.5 million and $9.3 million as share-based compensation expenses for the years ended December 31, 2009, 2010 and 2011.

U.S. GAAP prescribes how we account for share-based compensation which may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options, share units, restricted shares and nonvested shares. However, if we do not grant share options, share units, restricted shares or nonvested shares, or reduce the number of share options, share units, restricted shares or nonvested shares we grant, we may not be able to attract and retain key personnel. If we grant more share options, share units, restricted shares or nonvested shares or other share-based compensation arrangements to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, as the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

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

Our PRC counsel, Han Kun Law Offices, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, and iSoftStone Information Technology (Group) Co., Ltd., or iSoftStone WFOE, was not established through merger or acquisition, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the NYSE did not require CSRC approval. A copy of Han Kun Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with our initial public offering, which is available at the SEC website at www.sec.gov.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Any uncertainties and negative publicity regarding this CSRC approval requirement could also have a material adverse effect on the trading price of our ADSs.

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

We are committed to complying with the Circular 75 requirements and to ensuring that our shareholders who are PRC citizens or residents comply with them. We believe that all of our current PRC citizen or resident shareholders and beneficial owners are in compliance in all material respects with the applicable SAFE Circular 75 requirements. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our domestic employees or directors fail to comply with the PRC regulations relating to employee stock incentive plans adopted by companies for domestic employees.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, or the PBOC Regulation. On January 5, 2007, the SAFE issued the Implementation Rules for the PBOC Regulation. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas-listed companies with domestic employees’ participation require approval from the SAFE or its local branch. In February 2012, the SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rule, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company issued by the SAFE on March 28, 2007. Under the Stock Option Rule, domestic employees who participate in any stock incentive plan, including employee stock holding plans, share option plans or similar plans in an overseas-listed company, are required to register with the relevant local SAFE branch and complete certain other procedures through a PRC agent. Under the Stock Option Rule: (i) domestic employees include PRC citizens (inclusive of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and (ii) a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in asset custodian business and has been duly designated by a domestic company. We are an overseas-listed company and as a result we and our domestic employees who have been granted share options or shares under our 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan are subject to the Stock Option Rule. We are in the process of filing with the relevant local SAFE branch and undertaking certain other procedures according to the Stock Option Rule. Failure to comply with these regulations may subject us to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. In addition, the Ministry of Finance and the State Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have an obligation to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other relevant PRC government authorities. See “Item 4. Information on the Company—Regulation—Regulations on Employee Share Options.”

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

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) proof of taxes paid, (ii) an audit report on the status of dividends, (iii) the relevant company’s foreign exchange registration certificate, (iv) a capital verification report issued by an accounting firm, and (v) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. Although the Renminbi has been fully convertible for current account transaction since 1996, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which include among other things investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if iSoftStone WFOE borrows foreign currency from us or other foreign lenders, it must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with SAFE or its local counterpart. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The Enterprise Income Tax Law also introduced a new preferential rate of 15% for high-tech enterprises. iSoftStone WFOE and Guangzhou Ruandong Zhiruan Computer Technology Co., Ltd., or Guangzhou Ruandong Zhiruan, obtained the qualification certificates of high-tech enterprises under the Enterprise Income Tax Law in 2008 with a valid period of three years from 2008 to 2010. As a result, iSoftStone WFOE and Guangzhou Ruandong Zhiruan are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE has renewed its qualification certificate of high-tech enterprises in 2011. The continued qualification of the high-tech enterprise status is subject to annual evaluation and a three-year review and renewal by the relevant government authorities in China. In addition, iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. Our local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. We cannot assure you that the tax authorities will not change their position. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011. Guangzhou Ruandong Zhiruan, as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 until its dissolution in September 2010. Other PRC subsidiaries of ours also enjoy a variety of tax benefits. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxes and Incentives—China.”

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

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage developments of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, refunds and business tax exemptions in addition to the preferential enterprise income tax treatments as described above. Incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of incentives currently available to us may materially and adversely affect our financial condition and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular, or Circular 82, issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. Although the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for non-PRC individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders, or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between December 14, 2010 and April 23, 2012, the trading price of our ADSs on the NYSE ranged from $5.66 to $22.63 per ADS, and the last reported sale price on April 23, 2012 was $7.91 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

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

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, such as the recent global financial crisis and European debt crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, short sellers and other funds may take a short position or positions in our ADSs for the specific purpose of driving down market price for our ADSs. Short sellers may also publish articles or other allegations in conjunction with such attacks. Even when there is no truth to their claims and we rebut their allegations, such attacks can have a material impact on the market price of our ADSs and divert management resources and attention. The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of their holdings as a result.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside of the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for holders of our ADSs to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if holders of our ADSs are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts, and therefore PRC courts have discretion not to enforce judgments of U.S. courts.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, holders of our ADSs may have less protection of their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our fourth amended and restated memorandum of association and fifth amended and restated articles of association and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2012 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

A. History and Development of the Company

We commenced operations in October 2001 through Beijing iSoftStone Technologies Ltd., or Beijing iSoftStone, a limited liability company established in China and majority owned by our founder Tianwen Liu. To enable us to raise equity capital from investors outside of China, in November 2005, we reorganized our corporate structure by establishing our current Cayman Islands holding company, iSoftStone Holdings Limited, or iSoftStone Holdings, and transferred substantially all the IT services business and related assets and liabilities of Beijing iSoftStone into iSoftStone WFOE, a wholly owned subsidiary of iSoftStone Holdings, in exchange for issuance of ordinary shares of iSoftStone Holdings to our founder Tianwen Liu and other shareholders of Beijing iSoftStone. Concurrently, because certain businesses primarily from PRC stated-owned entities cannot be conducted by foreign invested enterprises in China, iSoftStone WFOE entered into a series of contractual arrangements with Beijing iSoftStone and its shareholders to become its primary beneficiary and then to consolidate its financial results since the date of inception of Beijing iSoftStone. Beijing iSoftStone generated net revenues of $189,000, $123,000 and $30,000 in the year of 2009, 2010 and 2011, respectively. We don’t expect it will generate significant amount of net revenues in the near future.

We conduct our business primarily through the following subsidiaries:

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

•

iSoftStone Inc., which is our wholly owned subsidiary incorporated in the State of Delaware. iSoftStone Inc. integrates the business of Akona Systems, Inc., or Akona, that we acquired in 2008, the business of Ascend Technologies, Inc., or Ascend, that we acquired in October 2010, and the business of Adventier Consulting Group, Inc., or Adventier, that we acquired in August 2011, and provides a wide range of services to our clients in the United States, especially our key client Microsoft, ranging from consulting, application development to R&D services.

•	iSoftStone Japan Limited, our wholly owned subsidiary incorporated in Japan that primarily provides IT service, consulting and software R&D services to our clients in Japan.

For additional information on our organizational structure, see “Item 4.C. Information on the Company—Organizational Structure.”

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

On December 17, 2010, we completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares. Our ADSs are listed on NYSE under the symbol “ISS.” Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Our integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and Business Process Outsourcing (BPO), supports large corporations in China, the United States, Europe and Japan. In the twelve months ended December 31, 2011, our clients included 88 Fortune 500 companies, of which 28 were our Greater China clients and 60 were our Global clients.

Maintaining a balanced client base across multiple geographic markets allows us to diversify risks in individual markets and leverage synergies between developed markets and the China market. Last year, while the rest of the world was in an economic slowdown, we were able to benefit from China’s fast-growing economy. In 2011, net revenues from our Greater China and Global clients accounted for 58.4% and 41.6% of our net revenues.

Our service offerings are designed to address our clients’ business and IT needs. In Consulting & Solutions engagements, our consultants work closely with clients to identify their business needs and formulate solutions by leveraging multiple components of our IT Services and BPO offerings. Our IT Services offerings help clients maintain and enhance their legacy IT systems and develop and implement new applications. In BPO, we take ownership of managing clients’ non-core business processes, which typically are time and resource intensive, allowing them to focus on running and growing their core businesses. Our Consulting & Solutions, IT Services, and BPO service lines accounted for 27.6%, 68.5% and 3.9% of our net revenues in 2010, and 26.8%, 68.9% and 4.3% of our net revenues in 2011, respectively. We have also proactively invested in the development of new service lines, such as Digital Business Services and eHealthcare, to help our clients manage fast-changing environments driven by technological innovation.

We manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP; and their net revenue contributions were 33.1%, 38.3%, 17.1% and 6.4% of our net revenues in 2010, and 30.2%, 38.3%, 20.4% and 5.2% of our net revenues in 2011, respectively. This vertically focused strategy has been central to our revenue growth, enabling us to develop a deep understanding of clients’ businesses and industry trends, and build solutions tailored to meet their individual business needs. As we deepen our penetration into each vertical, we are able to expand the scope and scale of engagements with our clients to better address their challenges.

We believe that we have built one of the largest sales and delivery platforms for IT services and solutions in China. In addition, our operations in the United States, Europe and Japan allow us to be close to the main offices of key Global clients. By combining onsite/onshore support with scalable and lower-cost offsite/offshore delivery, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. As of the date of this annual report, we had 22 sales and delivery centers, of which four are located in the U.S., two in Japan, one in Taiwan and 15 in China spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Guangzhou, Nanjing, Tianjin, Wuhan and Wuxi.

We were early to recognize the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labour costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this expansion as a competitive advantage that allows us access to a much larger talent pool, to be nearer to many of our clients, and to build closer relationships with local business communities and governments, who are the main promoters of local industry transformation and technology innovations.

We believe human resource management and planning is critical to our success. We are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees grew 34.7% in 2011 to 12,510 as of December 31, 2011. To improve the skill sets of our staff, we have established four dedicated training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For managers, we have established a “Top 300” leadership development program to identify, develop, and promote qualified candidates to meet our middle and senior management needs.

In 2009, 2010 and 2011, our net revenues were $134.4 million, $197.0 million, and $283.4 million, respectively, representing a compound annual growth rate, or CAGR, of 45.2%. In 2009, 2010 and 2011, our net income (loss) decreased from a net income of $9.0 million in 2009 to a net loss of $3.6 million in 2010, primarily due to share-based compensation charges on options granted to directors, employees and consultants and changes in the fair value of the return rate reset features and conversion feature of our convertible notes, and then increased to a net income of $19.0 million in 2011. Our non-GAAP net income for 2009, 2010 and 2011, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in the fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), was $13.4 million, $19.6 million and $34.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

Our Service Offerings

We provide an integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and BPO service lines. The following table sets forth our net revenues by service line for the periods presented:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Consulting & Solutions	$44.5	33.1%	$54.3	27.6%	$76.1	26,8%
IT Services	86.1	64.1	134.9	68.5	195.1	68.9
Business Process Outsourcing Services (BPO)	3.8	2.8	7.8	3.9	12.2	4.3

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

Consulting & Solutions

We offer a breadth of consulting services, powered by our industry-specific solutions, to help our clients derive greater business values from their IT investments, Business Process Management (BPM), Digital Marketing, Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), and project and program management. We typically market these services to the business executives, as well as chief information officers and their functional IT heads.

Our business consultants work closely with clients to analyze existing environments, identify business needs, evaluate new technologies, and formulate solutions by leveraging multiple components of our IT Services and BPO service offerings as well as industry best-practices. Consulting engagement provides unique cross- and up-selling opportunities as it typically leads to deeper and broader client penetration, such as project implementation involving development of new applications, maintenance of a client’s IT system stacks, or the outsourcing of legacy business processes to improve productivity.

To help our clients better align their IT capabilities with business needs, drive consensus and achieve buy-in across their organizations, we developed and implemented Catapult™, a comprehensive vision and direction setting methodology and toolset that enables cross-functional teams to rapidly set focus, define and prioritize solutions, and build momentum for implementations.

To help us quickly and more cost effectively address our clients’ requirements, we have developed a library of over 70 industry-specific proprietary solution modules such as Treasury Management and Banking Risk Management solutions for our BFSI clients, and OSS/BSS solutions for our communications clients. These modules incorporate our proprietary intellectual property, relevant industry knowledge and best practices, and serve as building blocks around which we often deliver our broader services and solutions.

Recently, we see increasing demands in cloud-based solutions like Smart City, Business Intelligence, and Digital Business. For example, more and more municipal governments are launching their “Smart City” projects, designed to improve the quality of public services by building a cross-agency data collection, information sharing, and collaborative decision-making platforms. This development is driving demand for cloud-enabled IT infrastructure and services such as data center hosting, shared services, and information exchange platform. We developed a suite of proprietary turnkey cloud computing solutions to support “Smart City”. These new solutions help lead to new opportunities in IT Services and BPO.

IT Services

Our IT Services offerings help our clients maintain and enhance their legacy IT systems and develop and implement new applications. This service line consists primarily of application development and maintenance services, or ADM, R&D services, and infrastructure and software services. We typically market these services to the chief information officers, chief technology officers, departmental IT and R&D heads and/or outsourcing project heads of our clients.

The following table sets forth net revenues from the major components of our IT Services for the periods presented:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$42.8	49.7%	$61.8	45.8%	$97.4	49.9%
R&D Services	41.3	47.9	66.8	49.5	85.7	43.9
Infrastructure and Software Services	2.0	2.4	6.3	4.7	12.0	6.2

Total IT Services	$86.1	100.0%	$134.9	100.0%	$195.1	100.0%

Application Development and Maintenance Services (ADM). ADM involves the architecture, design, development, testing and maintenance of software applications customized to meet a client’s particular business needs.

We are a leading China-based provider of traditional ADM services such as packaged software customization, embedded application development, software quality assurance, and enterprise application integration. Clients also outsource to us the maintenance of their legacy applications, for which we perform regular and ongoing maintenance work. Outsourcing maintenance allows our clients to focus on developing new IT capabilities while ensuring that existing mission-critical systems continue to operate without interruption.

R&D Services. We provide outsourced R&D services, primarily for product development, to chief technology officers, product managers, and R&D heads of our clients. Our offerings encompass the entire software product development lifecycle, including requirements analysis, concept generation, product realization, localization, quality assurance, and technology transfer to the client. Our cost-effective delivery model and specialized skill sets such as embedded software development and mobile device testing allow clients to shorten their product development cycle, increase speed to market, and lower overall development costs.

Infrastructure and Software Services. Our infrastructure and software services typically involve the management of our clients’ systems from onsite or offsite locations. These services range from desktop management, data center management and information security management, to maintenance of third-party packaged software from vendors such as IBM and SAP. We help our clients build and maintain stable, reliable, secure, and cost-effective infrastructure to support their business strategies, while reducing risks and lowering overall costs.

Business Process Outsourcing Services

In our BPO services, we take ownership of managing clients’ non-core business processes, which typically are time and resource intensive, so that they can focus on running and growing their core businesses. We typically market these services to c-level executives and other business executives, as well as functional operation heads across business units of our clients.

We provide our clients with a high degree of transparency about our effectiveness, quality and work product by utilizing mutually agreed governance arrangements, systematic reporting practices and clearly defined key performance indicators. We believe that our cost-effective delivery model and deep industry expertise help our clients achieve significant operational efficiency and cost savings.

Our highly trained team of BPO professionals in China supports clients from the United States, Europe and China. We have built strong BPO service capabilities in the following verticals:

•

Banking and financial services, such as securities trade processing services for investment banks. In 2008, we were awarded a significant BPO contract with the global investment banking group of the second-largest investment bank in Europe. Our facilities in Shanghai provide operations support to the bank’s derivatives trading desks around the world. Currently, we provide this client with a wide variety of services including trade capture, deal review, settlement, confirmation, reconciliation and management information system reporting. Given the important nature of these tasks, our services have become an integral part of the client’s trade life cycle.

•	Insurance, such as digitization and archiving of policyholder information, as well as account processing and customer services.

In addition, we are developing additional capabilities in the areas like digital publishing, including digital publication production, online publishing, rights management and transactions, short-run printing, and similar services.

We view BPO as an important service because the nature of our BPO engagements allows us to gain deep insights into the unique business attributes of our clients. We leverage our Consulting & Solutions capabilities to identify IT enhancements and further needs for our BPO clients, which often lead to us providing further engagements. Through our ongoing and increasingly deep client relationships, we are able to further enhance our industry domain expertise.

New Service Initiatives

In addition to constantly enhancing our traditional service offerings, we are also investing in service capabilities that we believe will drive future growth and enable us to provide higher value-added services, addressing broader business needs of our clients:

•

Data and Business Intelligence Services, including data architecture, data management and planning, data processing, and analysis-based decision-making tools for various industries, including banking, securities and funds, corporate finance, insurance, government, manufacturing, retail and healthcare;

•

Mobility Services, including embedded software for smart terminals (smart phones, tablet PCs and set-top-boxes), customized smart terminal operating systems, mobile applications, mobile Internet services, and value-added services delivered through the mobile cloud;

•

Cloud Services, including the design, building, and operating of public and private cloud platforms for governments and large and medium-sized enterprises. Our proprietary iSoftStone Cloud Foundation contains a library of pre-built, pre-tested software modules that incorporate industry best-practices and help clients develop and deploy their infrastructure and software as services (IaaS and SaaS) over the cloud; and

•

Digital Business, including digital publishing, digital marketing, and digital applications that will help our clients evolve their customer and employee engagement strategies to capitalize on new trend of consumer behavior.

Our Delivery Platform

We believe that we have built one of the largest sales and service delivery platforms for IT services and solutions in China, growing from six sales and delivery centers as of January 1, 2007 to 22 sales and delivery centers as of the date of this annual report, of which 15 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Guangzhou, Nanjing, Tianjin, Wuhan and Wuxi. With this strong and diversified delivery platform, we are able to combine our onshore consulting and project management capabilities with scalable and lower-cost offshore delivery facilities that meet clients’ needs in a cost-effective manner while retaining significant operational flexibility. Our integrated onsite/onshore and offsite/offshore delivery model allows us to cost effectively and efficiently deliver our services to clients around the clock.

Onsite/Onshore. We have personnel stationed in China, the United States and Japan, in locations close to the main offices of our key clients. These teams of high-caliber professionals travel regularly to clients’ sites to engage with clients in person, manage projects, and more closely address their needs. Our onsite/onshore delivery model is particularly important for complex projects where clients wish to have greater control of or influence over the project management.

Offsite/Offshore. We have a dedicated pool of professionals in China that form a virtual extension of our onsite/onshore project team or a client’s own development team.

We tailor the composition of our teams to the specific needs of each client. In the initial phases of a project, we normally engage a greater portion of onsite/onshore professionals to help understand a client’s needs, facilitate knowledge transfer, formalize the operating model between the two teams, and build relationships. At the implementation stage, we generally utilize a greater portion of offsite/offshore and other China-based resources, which allows us to better leverage our substantial base of onsite/offshore resources and maximize the cost-effectiveness of our services.

We were early to recognize the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labour costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this as a competitive advantage that allows us access to a much larger talent pool, to be nearer to our clients, and to build closer relationships with local business communities and governments who are main promoters of local industry transformation and technology innovations in China. In 2011, we opened three new regional offices in Tier Two and Tier Three cities: Chengdu, Yancheng and Zhenjiang. In November 2010, we opened a new facility for our sales and delivery center in Wuxi. We initially occupied approximately 10,000 square meters at this facility, and purchased the whole office building, with a space of 37,738 square meters, in July 2011. We intend to use the office building as our new principal offshore delivery center and regional headquarters of Eastern China to meet increasing demand arising from our Global clients and to support our Tier Two and Tier Three city expansion strategy, while maintaining our market competitiveness and employee retention. As of the date of this annual report, approximately 70% of our office space in China is located in Tier Two and Tier Three cities.

Our Clients

We were founded on the principle of Customer First. We have built long term relationships with large corporations in China, the United States, Europe and Japan. We are extremely proud of the quality and diversity of our clients. In 2011, 88 Fortune 500 companies chose iSoftStone as an IT outsourcing partner, 22 more than in 2010. In 2011, we had 45 clients that contributed net revenues exceeding $1.0 million, 15 more than in 2010. We have been able to grow with our clients by increasingly expanding the scope and size of our engagements.

Our balanced geographic market mix allowed us to diversify risks specific to an individual market and take advantage of opportunities in emerging markets. The following table shows our net revenue breakdown by geographic markets for the periods presented:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$77.4	57.6%	$110.1	55.9%	$165.5	58.4%
Global:
United States	37.1	27.6	53.6	27.1	71.4	25.2
Europe	6.7	5.0	12.7	6.5	21.4	7.5
Japan	12.7	9.4	20.4	10.4	24.3	8.6
Others	0.5	0.4	0.2	0.1	0.8	0.3

Global total	57.0	42.4	86.9	44.1	117.9	41.6

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

Highlights of our balanced geographic market mix include:

•

Our business experienced faster growth in China market last year. We are now a leading China-based IT services provider in China’s banking, insurance, and communications industries, and we expect to see increased investment activities in these industries in the foreseeable future. While developed markets faced challenges such as financial crises and economic slowdowns, China maintained its growth momentum in 2011, fueled by macroeconomic factors such as urbanization, industrial transformation, and growing middle-class consumption. As one of the seven Priority Industries promoted by China’s 12th Five-Year Plan, IT service industry is expected to attract significant investments in the next five years, which will fuel our business growth in this market.

•

We saw healthy business growth in the U.S. and European markets, driven by the continuous investment of multinational corporations into China. Despite the financial crisis, our business in U.S. and Europe are stable. In addition, as more and more U.S. and European clients enter into China, we are well-positioned to support their growth because of our strong presence in China as well as balanced onshore/offshore capabilities.

•

Our business growth in the Japanese market was moderate last year due to the earthquake, tsunami and ongoing nuclear disaster. However, according to forecasts by Japanese Central Bank, the Japanese economy may recover in 2012, which is likely to create more demand for IT services. We also anticipate that the tragedy and disruption of the recent disaster may incentivize Japanese enterprises to move more and more of their services offshore, which may lead to more opportunities for us going forward. These two factors will help us achieve moderate growth in the Japanese market.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of clients. In 2009, 2010 and 2011, Huawei and Microsoft contributed 19% and 15%, 25% and 13%, and 23% and 9% of our net revenues, respectively. In aggregate, our top five clients accounted for 46.2%, 46.1% and 43.2% of our net revenues in 2009, 2010 and 2011, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We generate a significant portion of our revenues from a small number of major clients and any loss of business from these clients could reduce our revenues and significantly harm our business.”

Target Industry Verticals

As the IT services industry in China continues to mature, clients are looking for partners who understand their businesses and industry trends, and have solutions tailored to meet their individual business needs. By focusing our business around four industry verticals—Technology, Communications, Banking, Financial Services and Insurance, or BFSI, and Energy, Transportations and Public Sector, or ETP, we are able to understand the full context of our clients’ challenges and develop deep experience in addressing their needs. Our Technology, Communications, BFSI and ETP verticals accounted for, in the aggregate by client industry, 30.2%, 38.3%, 20.4% and 5.2%, respectively, of our net revenues in 2011. The following table sets forth our net revenues by client industry for the periods presented:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$53.8	40.0%	$65.2	33.1%	$85.6	30.2%
Communications	43.8	32.6	75.7	38.3	108.6	38.3
BFSI	19.2	14.3	33.6	17.1	57.9	20.4
ETP	13.5	10.0	12.5	6.4	14.8	5.2
Other	4.1	3.1	10.0	5.1	16.5	5.9

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

•

Technology. In the technology industry, our key clients include some of world’s leading software and hardware vendors, such as Microsoft, Lenovo, and IBM. We provide R&D, application development, and quality assurance and localization services to these clients to help them quickly respond to market changes and accelerate the time to market for their products and technologies. In addition, we offer a go-to-market strategy, whereby we are able to incorporate their technologies into our solutions to other clients.

•

Communications. Communications has traditionally been our stronghold. Our clients span the entire telecommunications value chain, from handset manufacturers such as Motorola and Sony Mobile, to carriers such as AT&T, BT and China Telecom, and equipment suppliers such as Huawei and Nokia. We have built strong capabilities in network management, Business Operation Support Systems (BOSS), business intelligence, network-embedded products, network security products, and mobility. We believe that we are now a leading China-based provider of embedded software for smart terminals (smart phones, tablet PCs, and set-top boxes), customized smart terminal Operating Systems (OS), mobile applications, and mobile Internet services. Moreover, we have built our own mobile development tool—iMobot, and are actively making innovations in the field of mobile payment and mobile commerce to assist our communications clients in the rapidly evolving mobile eco-system.

•

BFSI. BFSI was our fastest growing industry vertical in 2011. Through organic growth and acquisitions of personnel, we believe that we have become a leading China-based provider in this industry with an extensive client portfolio and comprehensive service offerings: all four Tier One Chinese state-owned banks, three of the largest U.S. banks, four of the largest European banks, and the two largest Chinese insurance companies were our clients in 2011. We provide our BFSI clients with a variety of consulting, IT, and BPO services.

•

ETP. We see ETP as one of the hotspots for future growth, driven by two factors, first, the global technology innovations around green energy; and second, Chinese government’s efforts to improve the well-being of its citizens and upgrade the country’s technology infrastructure to meet the trends of urbanization and a growing middle-class. We believe that we are one of the pioneers and a leading China-based provider of one-stop integrated services for Smart City planning and construction.

We are constantly evaluating new technology trends and investing in business initiatives that have potential to become future growth drivers. We believe that two of our initiatives in particular have good growth potentials: Digital Business Services and eHealthcare.

•

Digital Business Services. The proliferation of smart phones, ubiquitous connectivity, and the explosion of digital content has redefined consumer mind-sets, changing the way they communicate, transact and make decisions. The new generation of digital consumers pervasively uses digital devices to be better informed, always connected, and more actively participating in their social networks. Enterprises need to rapidly evolve their customer and employee engagement strategies to capitalize on this new trend of consumer behavior.

We are keenly aware of the profound impact of this trend and created our new Digital Business Services line. It is designed to help companies explore the potential of the digital consumer, redefine their marketing strategies, and implement necessary technical changes to become truly digital consumer-centric.

•

eHealthcare. Healthcare reform is a key priority of China’s 12th Five-Year Plan, and is expected to create a wave of new investments both by the public and private sectors. Breakthroughs in technologies like Mobile Internet and business intelligence have opened up new possibilities for innovative healthcare-related solutions. Currently, we are partnering with leading product vendors to develop solutions for medical service providers, government agencies, and patients.

Human Capital

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China, and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 7,676, 9,285 and 12,510 employees as of December 31, 2009, 2010 and 2011, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from a variety of universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 12.8%, 19.8% and 24.8% in 2009, 2010 and 2011, respectively.

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

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added training centers in Guangzhou and Dalian. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

Research and Development

We continuously invest in research and development to enhance our domain knowledge and develop industry specific solutions to improve our competitiveness. We have established four R&D bases, in Beijing, Tianjin, Wuhan and Wuxi, to explore new technologies and related applications (such as cloud computing) which can be applied horizontally across our integrated suite of service offerings. At the industry vertical level, we have several innovation centers with research and development efforts focused on developing solutions to help us more quickly and cost-effectively address our clients’ requirements. Our research and development team has built a library of over 70 industry-specific proprietary software modules, which incorporate our intellectual property. These modules not only incorporate accumulated industry expertise and best practices, but also serve as building blocks for our broad service and solution offerings.

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

Sales and Marketing Organization. We have invested in building a broad sales force and marketing team. As of December 31, 2011, our business development teams consisted of 486 full-time sales and marketing personnel, including 200 sales and account managers, each of whom is responsible for a designated sales region, industry vertical or client account. We group our sales offices by regions in China and globally, and we had sales offices in 15 major cities in China, as well as in the United States and Japan, as of December 31, 2011. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

Strategic Alliances. We frequently enter into strategic alliances to help global technology companies “go to market” in China by jointly targeting business opportunities in the domestic China market. Through these alliances, our clients gain greater market access for their products and solutions and we gain valuable industry experience, technology know-how and additional revenue opportunities. Examples of these strategic alliances include our partnership with IBM to build Cloud Center of Excellence in cities like Foshan and Liaoyuan.

Competition

The market for IT services is highly competitive, and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

In the IT outsourcing market, we face competition from the following major competitors:

•	Chinese IT services companies, such as ChinaSoft International Ltd., HiSoft Technology International Limited, Neusoft Group Ltd., and VanceInfo Technologies Inc.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	Offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	In-house IT departments of large corporations.

To date, we have not typically competed directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic China market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provides us with a competitive advantage in serving our clients.

Intellectual Property and Confidentiality

Protecting our IP rights and the IP rights of our clients is critical to our business. We have invested and will continue to invest in research and development to enhance our domain knowledge and create industry-specific solutions. As of December 31, 2011, we had registered IP including one patent, 165 software copyrights, six trademarks and 20 domain names registered in China; one trademark and one domain name registered in the United States; one domain name registered in Japan; two domain names registered in Taiwan; and we had six patent applications and two trademark applications in China, one trademark application in the United States, and two trademark applications in Taiwan.

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

Telecommunications linkage with client sites and between our various sites in China and overseas is a core component of our global delivery platform. We have designed a high-quality, scalable and secured network architecture that provides client connectivity, sales and delivery center connectivity and broadband connectivity.

Our clients operate in multiple jurisdictions and have a variety of voice and data systems. Our in-house IT support team has the capability to integrate our clients’ voice and data networks with our networks, support procedures, security environment and reporting procedures to create a homogeneous environment for consistent service delivery.

We use SAP’s human resources management system and financial management solutions to optimize our human resource and finance functions.

Quality Assurance

We have invested heavily in our service delivery quality, including project lifecycle management and quality controls. To standardize, document and make our development process more easily replicable, we have implemented since 2005 iSoftStone Project Development Process, or iPDP, our in-house project management and quality assurance methodology. The increased automation enabled by iPDP allows for more cost-effective project delivery. Depending upon the needs of our clients, we can also follow the standard processes requested by them, according to their specific needs. Throughout the development cycle and implementation process, our quality assurance methodology is embedded into the work we deliver. Through regular reports and communication, our clients have full visibility into the project progress.

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

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax for its first two profitable years and a 50% reduction of its applicable enterprise income tax rate for the three following years. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import/export policies and preferential tax rates. Shanghai Kangshi, iSoftStone WFOE, iSoftStone Information Technology Co., Ltd., iSoftStone Information System Service Co., Ltd. and Guangzhou iSoftStone Information Technology Co., Ltd. were recognized as software enterprises in April 2001, April 2006, July 2007, October 2007 and August 2010 respectively and remain so as of the date of this annual report.

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

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2011, we had registered 165 software copyrights with the National Copyright Administration.

The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks. As of December 31, 2011, we had registered six trademarks with the Trademark Office of the State Administration for Industry and Commerce and have two trademark applications outstanding in China.

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

Regulations on Employee Share Options

According to regulations and rules issued by the People’s Bank of China and SAFE, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas listed companies with PRC citizens’ participation require approval from SAFE or its local counterpart. Domestic employees who are granted share options or shares by an overseas listed company are required to register with the relevant SAFE branch through a PRC agent and complete certain other procedures. Under the Stock Option Rule: (i) domestic employees include PRC citizens (inclusive of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and (ii) a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in asset custodian business and has been duly designated by a domestic company. The individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas-listed company which is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our domestic employees who have been granted share options or shares are subject to these rules and in the process of filing with the relevant SAFE branch and undertaking certain other procedures according to these rules. In addition, the Ministry of Finance and the State Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to the following circulars, our employees working in China who exercise share options will be subject to PRC individual income tax, and our PRC subsidiaries have an obligation to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes resulting from the exercise of their share options:

•

Circular on Issues relating to Collection of Individual Income Tax in connection with Income arising from Individual Stock Option, issued by the Ministry of Finance and the State Administration of Taxation on March 28, 2005;

•	Supplemental Notice on Payment of Individual Income Tax in connection with Income arising from Individual Share Option, issued by the State Administration of Taxation on September 30, 2006;

•

Circular on Several Issues on Collection of Individual Income Tax in connection with Income arising from Share Appreciation Rights and Restricted Shares, issued by the Ministry of Finance and the State Administration of Taxation on January 7, 2009; and

•	Circular on Issues relating to Individual Income Tax in connection with Share Incentive, issued by the State Administration of Taxation on August 24, 2009.

If our employees fail to pay and we fail to withhold their individual income taxes, we may face sanctions imposed by tax authorities or other relevant PRC government authorities.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our domestic employees or directors fail to comply with recent PRC regulations relating to employee stock incentive plans adopted by companies for domestic employees.”

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

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 24 operating subsidiaries in China, two operating subsidiaries in the United States and one operating subsidiary in Japan. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

The following diagram illustrates our current corporate structure and the place of formation and the ownership of our major subsidiaries and affiliated entity as of the date of this annual report. All of our subsidiaries are 100% owned or controlled by us except for Beijing Guodian Ruantong Technology Co., Ltd., in which we have a 86.7% equity interest, Beijing iSoftStone Jiewen Information Technology Co., Ltd., in which we have a 67% equity interest, iHealthStone Co., Ltd., in which we have a 90.2% equity interest, iSYS Information Technology Col, Ltd., in which we have a 65% equity interest, Shenzhen Tengzhengxinbao Technology Co., Ltd., in which we have a 60% equity interest, and Suzhou iSoftStone Information Technology Co., Ltd., in which we have a 60% equity interest.

iSoftStone Holdings Limited (Cayman)
iSoftStone LLC (US)
iSoftStone Korea Inc. (Korea)
iSoftStone Inc. (U.S.)
iSoftStone Limited (UK)
iSoftStone Hong Kong Limited (Hong Kong)
iSoftStone Japan Limited (Japan)
iSoftStone UG (Germany)
Outside of China
China
Control Agreements (1)
iSoftStone Information Technology (Group) Co., Ltd. (PRC)
Tianjin Intime Information Technology Company Limited (PRC)
iSoftStone Information Technology (Dalian) Company Limited (PRC)
Beijing iSoftStone Technologies Ltd. (PRC)
Beijing iSoftStone Data Technology Service Co., Ltd. (PRC)
iSoftStone Information Technology Co., Ltd. (PRC)
iSoftStone Information Technology Group (Dalian) Co., Ltd. (PRC)
Nanjing iSoftStone Information Technology Co., Ltd. (PRC)
Guangzhou iSoftStone Information Technology Co., Ltd. (PRC)
65%
iSYS Information Technology Col, Ltd. (PRC)
67%
Beijing iSoftStone Jiewen Information Technology Co., Ltd. (PRC)
iSoftStone Information Technology Group Chengdu Technology Co., Ltd. (PRC)
90.2%
iHealthStone Co., Ltd. (PRC)
iSoftStone Information System Service Co., Ltd. (PRC)
iSoftStone Information Technology Group (Wuhan) Co., Ltd. (PRC)
Xi'an iSoftStone Information Technology Co., Ltd. (PRC)
Tianjin Saisi Information Technology Co., Ltd. (PRC)
86.7%
Beijing Guodian Ruantong Technology Co., Ltd. (PRC)
Shenzhen iSoftStone Technology Co., Ltd. (PRC)
60%
Shenzhen Tengzhengxin bao Technology Co., Ltd. (PRC)
Suzhou iSoftstone Information Technology Co., Ltd. (PRC)
Shanghai Kangshi Information System Co., Ltd. (PRC)
Hangzhou iSoftStone Information Service Co., Ltd. (PRC)
iSoftStone Information System Service Yancheng Co., Ltd. (PRC)
Zhenjiang iSoftStone Information Technology Co., Ltd. (PRC)

(1)	Includes a series of contractual arrangements among iSoftStone WFOE, Beijing iSoftStone, and certain shareholders of Beijing iSoftStone, including an exclusive outsourcing agreement, an exclusive technology consulting and management service agreement, a trademark and software licensing agreement, an equity pledge agreement, and an irrevocable proxy.

D. Property, Plant and Equipment

Facilities

Our principal executive offices are located on premises comprising approximately 14,038 square meters in an office building in Zhongguancun Software Park, Beijing, China. Except for the facility in Wuxi which is owned by us, we have leased all of our facilities from unrelated parties under leases with terms ranging from one to five years, and most of our leases are renewable at our option.

As of the date of this annual report, we had offices in 16 cities across the Greater China region, namely Beijing, Changsha, Chengdu, Dalian, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen, Tianjin, Wuhan, Wuxi, Xi’an, Yancheng, Zhenjiang and Taipei occupying an aggregate of 118,573 square meters. Outside of the Greater China region, we maintain offices in Boston, Kirkland (WA), New York, Tokyo and Fukuoka, occupying an aggregate of 2,552 square meters.

The following table describes the space and uses of property for each of our facilities as of the date of this annual report:

Location	Space	Usage of Property
	(in square meters)
Greater China
Beijing	15,846	Delivery center Headquarter Sales Office Data Center iSoftStone R&D Institute
Changsha	1,138	Delivery center Sales Office
Chengdu	2,079	Delivery center Sales Office
Dalian	1,072	Delivery center Sales Office Training Center
Guangzhou	5,469	Delivery center Sales Office Training Center
Hangzhou	3,110	Delivery center Sales Office
Nanjing	15,604	Delivery center Sales Office Data Center
Shanghai	7,583	Delivery center Sales Office
Shenzhen	12,669	Delivery center Sales Office Data Center
Tianjin	8,009	Delivery center Sales Office Data Center Training Center iSoftStone R&D Institute
Wuhan	4,981	Delivery center Sales Office iSoftStone R&D Institute
Wuxi	37,738	Delivery center Sales Office Data Center iSoftStone R&D Institute Training Center
Xi’an	1,344	Delivery center Sales Office
Yancheng	1,499	Delivery center Sales Office
Zhenjiang	380	Delivery center Sales Office
Taipei	52	Delivery center Sales Office

Japan
Fukuoka	62	Delivery center Sales Office
Tokyo	184	Delivery center Sales Office

U.S.
Boston	246	Delivery center Sales Office
Kirkland (WA)	1,900	Delivery center Sales Office
New York	160	Delivery center Sales Office

In November 2010, we opened a new facility for our sales and delivery center in Wuxi. We initially occupied approximately 10,000 square meters at this facility and purchased the whole office building with a space of 37,738 square meters in July 2011 from Wuxi Xutian Software Science Development Co., Ltd., a wholly owned subsidiary of TecPark Technology Development Co., Ltd., or TecPark. TecPark is a real estate company that is specialized in developing IT and software parks throughout China. TecPark is controlled by Mr. Jiadong Qu, who is a minority shareholder owning less than 5% of our shares upon closing of our initial public offering and approximately 1% of our shares as of March 31, 2012. None of our officers or directors has an ownership interest or serves as a director, officer or employee in TecPark. As our business and headcount continue to grow, we will have needs to further expand our existing facilities (including our headquarter office in Beijing) or open new facilities, and may in the future lease or purchase facilities currently under development by TecPark, as one of the possible choices(sources). Our future facility expansion plan will be assessed, evaluated, and approved by our management and board independently on a case by case basis as need arises.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating our business, you should carefully consider the information provided under “Item 3.D. Key Information—Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Revenues from our Greater China clients include all revenues from companies headquartered in Greater China, and revenues from Global clients include all revenues from companies headquartered outside of Greater China, including revenues from the Greater China-based operations of these overseas clients. Net revenues from our Greater China and Global client groups accounted for 57.6% and 42.4% of our net revenues in 2009, 55.9% and 44.1% of our net revenues in 2010, and 58.4% and 41.6% of our net revenues in 2011, respectively.

Our integrated suite of IT services and solutions includes IT Services (including application development and maintenance services, or ADM, R&D services, and infrastructure and software services), Consulting & Solutions and BPO services. Our IT Services, Consulting & Solutions and BPO service lines accounted for 64.1%, 33.1% and 2.8% of our net revenues in 2009, 68.5%, 27.6% and 3.9% of our net revenues in 2010 and 68.9%, 26.8% and 4.3% of our net revenues in 2011, respectively.

We organize and manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP. Our Technology, Communications, BFSI, and ETP industry verticals accounted for 40.0%, 32.6%, 14.3% and 10.0% of our net revenues in 2009, 33.1%, 38.3%, 17.1% and 6.4% of our net revenues in 2010, and 30.2%, 38.3%, 20.4% and 5.2% of our net revenues in 2011, respectively.

We have built one of the largest sales and delivery platforms for IT services and solutions in China. We have grown from six sales and delivery centers as of January 1, 2007 to 22 sales and delivery centers as of the date of this annual report, of which 15 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Guangzhou, Nanjing, Tianjin, Wuhan and Wuxi. We also have operations in the United States, Europe and Japan that are close to the main offices of key Global clients.

Human resource management and planning is critical to our success, and we are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees has grown from 1,527 employees as of January 1, 2007 to 12,510 employees as of December 31, 2011. To improve the skill sets of our staff, we have established four dedicated training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For managers, we have established a “Top 300” leadership development program to identify, develop, and promote qualified candidates to meet our middle and senior management needs.

Since inception, our net revenues have grown primarily through our organic business development efforts, supplemented by strategic acquisitions. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. Recent strategic acquisitions include: our January 2008 acquisition of the IT services business of Shanghai Jiefeng Computer Science Co., Ltd., or Shanghai Jiefeng, a long-time Microsoft business partner, which increased our IT Services business with Microsoft; our February 2008 acquisition of Akona, which provided us consulting capabilities in the United States and further expanded our client relationship with Microsoft for Consulting & Solutions and IT Services; our March 2009 acquisition of the IT services business of Shenzhen Star Ronghe Science and Technology Co., Ltd., or Shenzhen Star, which enhanced our client relationship with Huawei and significantly increased the growth of our R&D services line; our January 2011 acquisition of iHealthStone Co., Ltd., or iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry; our August 2011 acquisition of Adventier, which enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities; and our April 2012 acquisition of assets and business of Nanjing Jiangchen Science & Technology Co., Ltd., or Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT service capabilities in the entire electric power industry.

In 2009, 2010 and 2011, our net revenues were $134.4 million, $197.0 million and $283.4 million, respectively, representing a CAGR of 45.2%. In 2009, 2010 and 2011, our net income (loss) decreased from a net income of $9.0 million in 2009 to a net loss of $3.6 million in 2010, primarily due to share-based compensation charges on options granted to directors, employees and consultants and changes in the fair value of the return reset features and conversion feature of our convertible notes, and then increased to a net income of $19.0 million in 2011. Our non-GAAP net income for 2009, 2010 and 2011, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in the fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), was $13.4 million, $19.6 million and $34.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

Factors Affecting Our Results of Operations

We believe that the most significant macro-level factors affecting our results of operations include:

•	health of global economy and the growth and development of China’s economy;

•	the overall growth of China’s IT services industry;

•	IT spending by Greater China and Global clients;

•	competition and related pricing pressure from other IT services providers in China, India and other global delivery locations;

•	wage inflation, particularly in China where most of our employees are based; and

•	changes in exchange rates, especially changes in the exchange rate between the Renminbi and the U.S. dollar.

Our results of operations are also expected to benefit from PRC government policies and regulations designed to foster the IT services industry in China. These policies and benefits are reflected in, among other things:

•	China’s IT services industry designation as a priority industry under the PRC government’s current Five-Year Plan, the central government’s strategic roadmap for economic development;

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

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. For more information, please see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Government Subsidies”.

Our results of operations in any given period are more directly affected by company specific factors, including:

•

Revenue mix by service line. Our IT Services, Consulting & Solutions and BPO service lines accounted for 64.1%, 33.1% and 2.8% of our net revenues in 2009, 68.5%, 27.6% and 3.9% of our net revenues in 2010 and 68.9%, 26.8% and 4.3% of our net revenues in 2011, respectively. Our Consulting & Solutions service line has generally enjoyed higher margins, followed by our IT Services then BPO service lines. As the mix of services we deliver in any period will vary, we expect our margins will vary accordingly.

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

•

Diversity of our client base. In recent years, as we have expanded significantly in the IT services industry, we have diversified our client base of both Greater China and Global clients. In the twelve months ended December 31, 2011, our clients included 88 Fortune 500 companies, of which 28 were our Greater China clients and 60 were our Global clients. While we are seeking out new clients in each of our target industry verticals, we will continue to enhance our strategic relationships with our existing clients. Our five largest clients accounted for 46.2%, 46.1% and 43.2% of our net revenues in 2009, 2010 and 2011, respectively. The gain or loss of any significant client, or any significant change in the business volume from a significant client, will affect our results of operations.

•

Pricing of our services. For time-and-expense contracts, our billing rates are a key factor impacting our gross margins and profitability. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of delivery model (onsite/onshore or offsite/offshore) and the mix of experience levels of personnel on a particular project. Some larger clients receive reduced pricing through reduced billing rates. As a client relationship matures and deepens, we seek to maximize our billings and profitability by expanding the scope of services offered to the client and optimizing the mix of professionals providing services to that client. We are entering into a growing portion of our contracts on a fixed-price basis. Our ability to profitably price these contracts requires that we accurately assess the time and resources required for completing projects. Underestimating the required time and resources may result in cost overruns or mismatches in project staffing, thereby yielding lower profit margins than anticipated. Conversely, overestimating our costs may result in our submitting uncompetitive bids and inability to win business.

•

Effective retention and management of employees. Our ability to effectively retain and manage our employees will have an effect on our gross margin and our results of operations. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could also cause us to experience lower employee utilization resulting from a higher than expected number of idle employees. Our ability to effectively utilize our employees is typically improved by longer-term engagements due to increasing predictability of client needs over the course of the engagement. Furthermore although our headcount has grown significantly, our attrition rates were 12.8%, 19.8% and 24.8% in 2009, 2010 and 2011, respectively. A significant increase in our attrition rate could decrease our productivity and, in turn, our profitability.

•

Investments in our delivery platform. We have grown from six sales and delivery centers as of January 1, 2007 to 22 sales and delivery centers as of the date of this annual report, of which 15 are located in China, spanning Tier One cities such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities such as Changsha, Chengdu, Dalian, Guangzhou, Nanjing, Tianjin, Wuhan and Wuxi, and we have operations in the United States, Europe and Japan that are close to the main offices of key Global clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite/onshore and offsite/offshore model. Early on, we recognized the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labour costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this as a competitive advantage that allows us access to a much larger talent pool, to be nearer to our clients, and to build closer relationships with local business communities and governments who are the main promoters of local industry transformation and technology innovations. Our ability to effectively utilize this robust delivery platform will significantly affect our results of operations in the future.

•

Investments in training and R&D. To develop deeper industry knowledge and deeper understanding of our clients’ needs and more quickly and cost-effectively address our clients’ requirements while maintaining the high quality standard of our services, we continually invest in training and research and development. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added training centers in Guangzhou and Dalian. In addition, we continuously invest in R&D to enhance our domain knowledge and improve our competitiveness. Among other activities, we established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi and have leveraged our R&D efforts to build a library of industry-specific proprietary software modules (currently over 70 modules) for our use in the delivery of our services. We expect that our ability to effectively utilize our training and R&D capabilities will significantly affect our results of operations in the future.

•

Impact of strategic alliances and business acquisitions. We have pursued and may continue to pursue strategic alliance and acquisition opportunities to expand our geographic presence, establish or deepen client relationships, increase our service offerings and capabilities and enhance our industry and technical expertise. For example, our acquisition of Akona in 2008 enabled us to rapidly expand our U.S. presence and our acquisition of Adventier in 2011 enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We often enter into strategic alliances with Global technology clients as they are expanding into the China market. Examples of these strategic alliances include our partnership with IBM to build Cloud Center of Excellence in cities like Foshan and Liaoyuan.

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

Acquisitions

Since inception, our net revenues have grown primarily from organic business development, supplemented by strategic acquisitions. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Due to integration with our other operations, it is generally difficult for us to track the revenue contributions of specific, individual acquisitions in subsequent periods. As a result, our financial results in corresponding prior periods may not be directly comparable. The following are what we believe our most significant recent acquisitions:

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

•

In March 2009, we acquired the IT services business of MDCL-Frontline (China) Ltd., or MDCL, and its affiliates in Beijing, Shanghai, Hong Kong and Taiwan, securing a group of high quality personnel and increasing our presence in Hong Kong and Taiwan. In April 2011, we entered into a definitive agreement to acquire a minority equity interest (with an option to acquire a majority interest) in MDCL. We are in the process of unwinding the investment contemplated by this agreement.

•	In October 2010, we acquired Ascend, expanding our geographic and service capabilities to better serve global BFSI clients and deepen our BFSI domain expertise.

•

In November 2010, we acquired Shanghai Kangshi Information Systems Company Limited, or Shanghai Kangshi, enhancing our capability to provide business intelligence services to our Greater China and Global clients.

•	In January 2011, we acquired iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry.

•	In August 2011, we acquired Adventier, which enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities.

•

In April 2012, we acquired assets and business of Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT service capabilities in the entire electric power industry.

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

Investments

We are constantly evaluating new investment opportunities and technology trends and investing in business initiatives that have potential to become future growth drivers. For example, we recently invested in two promising initiatives: Digital Business Services and eHealthcare.

•

In June 2011, we invested approximately $1.5 million to acquire 23.4% of the equity of Dynomedia, Inc. a technology enabler for China’s growing e-publishing industry. With its digital rights management service, Dynomedia Inc. has partnered with some of China’s major publishing groups, as well as reached out to college students, working professionals and oversea audiences. We intend to leverage this strategic investment to help us expand our BPO, IT services and mobile device solution services to the fast-growing e-publishing market.

•

In September 2011, we formed a healthcare IT joint venture called Chengdu Medicine & Health Network Management Co., Ltd. with Chengdu Investment Holding Group Ltd., or CDIH, a government investment entity. We and CDIH together invested a total of RMB100 million (approximately US$16 million) into the joint venture, with us and CDIH initially owning 49% and 51% of the joint venture, respectively. In January 2012, we transferred 9.8% of the equity interest in the joint venture to an unrelated company for an exchange of certain intellectual property rights relating to cloud computing. The joint venture is expected to be the exclusive entity to design, build, and operate a sophisticated healthcare data exchange network and implement data-sharing standards in Chengdu, a major city with 15 million citizens in southwest China. The joint venture is also expected to provide cloud computing and infrastructure management services to healthcare providers and public health agencies.

Certain Income Statement Line Items

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. In recent years, we have experienced rapid growth and significantly expanded our business. We are subject to business taxes at a rate of 5% of total revenues for certain types of contracts. Our net revenues increased from $134.4 million in 2009 to $197.0 million in 2010 and $283.4 million in 2011, or 46.6% and 43.9% growth, respectively. We discuss below the breakdown of our net revenues by service line, geographic markets, client industry, major clients and pricing method.

Net Revenues by Service Line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance services, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) BPO services. The following table presents our net revenues by service line for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
IT Services	$86.1	64.1%	$134.9	68.5%	$195.1	68.9%
Consulting & Solutions	44.5	33.1	54.3	27.6	76.1	26.8
BPO Services	3.8	2.8	7.8	3.9	12.2	4.3

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

IT Services. Historically, IT Services has represented the substantial majority of our net revenues. Our net revenues from IT Services increased significantly in absolute terms as a result of our continued ability to increase the number and scope of our engagements with our major IT Services clients and the strong demand for outsourced technology services. The following table sets forth our net revenues by the major components of our IT Services for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$42.8	49.7%	$61.8	45.8%	$97.4	49.9%
R&D Services	41.3	47.9	66.8	49.5	85.7	43.9
Infrastructure and Software Services	2.0	2.4	6.3	4.7	12.0	6.2

Total IT Services net revenues	$86.1	100.0%	$134.9	100.0%	$195.1	100.0%

Key drivers for growth in particular IT Services components include:

•	Greater China clients’ increasing adoption of technology outsourcing and desire to engage with China-based companies as their providers;

•	Global clients’ increasing acceptance of China as a primary or complementary location for delivery of IT services;

•	a growing willingness by independent software vendors and hardware original equipment manufacturers, or OEMs, to outsource product development;

•	a growing willingness of our existing clients to engage us to provide additional services which they may not have purchased from us or others previously; and

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

While we expect IT Services to continue to grow and account for the majority of our net revenues in the foreseeable future, we also expect continued growth in our Consulting & Solutions and BPO net revenues in absolute terms.

Net Revenues by Geographic Markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others), which accounted for 57.6% and 42.4% of our net revenues in 2009, 55.9% and 44.1% of our net revenues in 2010, and 58.4% and 41.6% of our net revenues in 2011, respectively. We record our net revenues based on the headquarters of our clients’ irrespective location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. The following table sets forth our net revenues by geographic market for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$77.4	57.6%	$110.1	55.9%	$165.5	58.4%
Global:
United States	37.1	27.6	53.6	27.1	71.4	25.2
Europe	6.7	5.0	12.7	6.5	21.4	7.5
Japan	12.7	9.4	20.4	10.4	24.3	8.6
Others	0.5	0.4	0.2	0.1	0.8	0.3

Global total	57.0	42.4	86.9	44.1	117.9	41.6

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

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

Net Revenues by Client Industry

To date, we have focused on serving both Greater China and Global clients in four target industry verticals, each with large and growing demand for IT services and solutions: Technology, Communications, BFSI and ETP.

The following table sets forth our net revenues by client industry for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$53.8	40.0%	$65.2	33.1%	$85.6	30.2%
Communications	43.8	32.6	75.7	38.3	108.6	38.3
BFSI	19.2	14.3	33.6	17.1	57.9	20.4
ETP	13.5	10.0	12.5	6.4	14.8	5.2
Other	4.1	3.1	10.0	5.1	16.5	5.9

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

Historically, we have primarily focused on clients in the technology industry and the communications industry, which includes both telecommunications operators and communications equipment vendors. Our growth in net revenues from these industries has been driven primarily by the increase in demand for outsourced technology services. In the future, we expect to focus increasingly on serving clients in a broader range of industries, including a greater focus on BFSI and ETP.

Net Revenues by Key Clients

We have grown with our clients by increasingly expanding the scope and size of our engagements, and we have grown our key client base both by our internal business development efforts and through strategic acquisitions. From 2009 to 2011, we increased the number of clients generating over $1.0 million in annual net revenues from 20 in 2009 to 30 in 2010 and 45 in 2011, and we increased the number of clients generating over $3.0 million in annual net revenues from six in 2009 to eight in 2010 and 13 in 2011. The following table sets forth total net revenues contributed by our top five and top ten clients for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Top five	$62.0	46.2%	$90.8	46.1%	$122.4	43.2%
Top ten	$76.3	56.7%	$107.0	54.3%	$153.1	54.0%

In 2009, 2010 and 2011, Huawei and Microsoft contributed 19% and 15%, 25% and 13%, and 23% and 9% of our net revenues, respectively.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not their exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Pricing Method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our BPO services, on the basis of volume of work processed for our clients. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved, and the business outcomes our clients are looking to achieve. Historically, we provided more of our net revenues on a time-and-expense basis, but over time we have begun to derive a greater portion of net revenues on a fixed-price basis, which our Consulting & Solutions clients in Greater China typically prefer. The following table sets forth out net revenues by pricing method for 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$74.0	55.1%	$79.4	40.3%	$107.3	37.9%
Fixed-price basis	57.7	42.9	115.8	58.8	172.7	60.9
Volume basis (BPO)	2.7	2.0	1.8	0.9	3.4	1.2

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%
Cost of revenues

Salary and compensation expenses	67.1	50.0	96.6	49.0	139.8	49.4
Subcontracting costs	13.5	10.0	16.3	8.3	24.1	8.5
Rental expenses	2.8	2.1	3.6	1.8	5.6	2.0
Travel and transportation expenses	1.9	1.4	3.9	2.0	4.0	1.4
Depreciation and amortization expenses	1.2	0.9	1.9	0.9	4.1	1.4
Other	1.9	1.4	3.4	1.8	3.5	1.2
Total cost of revenues	88.4	65.8	125.7	63.8	181.1	63.9

Gross profit and gross margin	$46.0	34.2%	$71.3	36.2%	$102.3	36.1%

Cost of Revenues

The principal component of our cost of revenues is salaries and other compensation expenses, including share-based compensation expenses. Salary and compensation expenses for senior management who are not directly responsible for performing client services, business development personnel and other personnel involved in support functions are included in operating expenses. Our salary and compensation expenses increased by 43.8% from $67.1 million in 2009 to $96.6 million in 2010 and by 44.8% to $139.8 million in 2011.

A significant majority of our employees are located in China, where labor costs in the IT services industry are relatively low compared to more developed nations. Within China, labor costs vary across different regions, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. Early on, we recognized the cost benefits of expanding into China’s Tier Two and Tier Three cities and have increased the proportion of our employees in sales and delivery centers in cities with lower wage levels. For example, as of the date of this report, we had established 12 sales and delivery centers in Tier Two and Tier Three cities across China. As wages in China continue to increase, we may experience increases in our labor costs, particularly expenses for project managers and other mid-level professionals. We seek to maintain compensation levels in accordance with prevailing trends in our industry. Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. We expect to continue to offset our labor costs by leveraging the benefits of government subsidies, which has resulted in lower salary and compensation expenses as a percentage of revenue.

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

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit as a percentage of net revenues. Our gross profit and gross margin are affected by factors affecting our net revenues, such as overall demand for outsourced technology services, pricing and billing rates for our individual client engagements, and our cost of revenues, such as wage levels. Other factors resulting in changes in our gross profit and gross margin include: our ability to optimize employee utilization, delivery of our services through our integrated onsite/onshore and offsite/offshore delivery model and to maintain appropriate staffing levels; changes in pricing terms; and variation in the duration, type, size, timing and scope of our engagements.

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

Operating Expenses

Our operating expenses principally consist of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth our operating expenses in 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
General and administrative expenses	$26.7	19.9%	$44.3	22.5%	$50.7	17.9%
Selling and marketing expenses	13.2	9.8	17.5	8.9	27.7	9.8
Research and development expenses	1.2	0.9	3.8	1.9	3.7	1.3

Total operating expenses	$41.1	30.6%	$65.6	33.3%	$82.1	29.0%

General and Administrative Expenses

General and administrative expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our finance, legal, human resources and executive office personnel, and also include rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. Our general and administrative expenses have increased primarily as a result of our expanding operations and the build out of our senior and mid-level management teams to support our growth. Our general and administrative expenses also increased as a result of additional professional services fees associated with being a U.S. public company, such as auditing and legal consulting.

We expect our general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of sustaining a substantial increase in net revenues without a proportionate increase in our general and administrative expenses, with general and administrative expenses expected to decline as a percentage of our net revenues as we grow our business.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our sales and marketing personnel, and also include amortization expenses, entertainment, travel and transportation, and other expenses relating to our marketing activities. Our selling and marketing expenses in 2009, 2010 and 2011 included $1.9 million, $1.6 million and $2.2 million respectively, in amortization expenses related to the intangible assets of our acquired entities, primarily of acquired client bases. While we expect our selling and marketing expenses to increase in absolute terms as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our research and development personnel, and also include travel and transportation, office overhead and other expenses relating to our research and development activities. Although we expend significant resources on our research and development efforts, we have done so by efficiently leveraging China’s overall cost structure and government subsidies, experience gained from prior client engagements and our continuous investment in our library of industry-specific proprietary software modules (currently over 70 modules). This investment has enhanced our domain knowledge, improved our competitiveness and enabled us to identify attractive market opportunities for new and enhanced services and solutions. We have also established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi. We expect to continue to invest in research and development. We expect that our ability to effectively utilize our research and development capabilities will significantly affect our results of operations in the future.

Change in Fair Value of Contingent Consideration in connection with Business Combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $5.0 million in 2011, compared with a favorable change in fair value of $28,000 in 2010. The amount of $5.0 million in 2011 mainly included $3.0 million and $1.8 million related to our acquisition of Ascend and Adventier, respectively. Those two acquisition transactions contained contingent consideration arrangements based primarily on the performance of the acquired business for the periods ended September 30, 2011 and December 31, 2011, respectively. The fair value of contingent consideration was reassessed at each reporting date until it was settled and the change in fair value was charged to the statement of operations.

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

Government subsidies are recorded as receivables when the approval documents are obtained from the local government authorities and we have the right to receive the subsidies. Subsidies intended to compensate for specific expenditure are recognized in our statement of operations as deductions to the cost of revenues and related expenses when the receivable is booked. Subsidies not intended to compensate for specific expenditures are recognized as other operating income when the receivable is booked.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. Government subsidies are reflected in our consolidated statement of operations for 2009, 2010 and 2011 as (i) a reduction to related expenses, primarily cost of revenues, of $2.1 million, $7.7 million and $12.3 million, respectively, and (ii) other income of $3.0 million, $3.3 million and $1.8 million, respectively.

Interest Expense

Our interest expenses have arisen from our short-term bank borrowings, primarily at fixed interest rates, and, historically, accrued interest on our convertible notes. Our interest expense in 2009, 2010 and 2011 was $0.9 million, $5.7 million and $1.4 million, respectively. Our interest expense in 2009 was mainly related to interest on short-term bank borrowings. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares. After the first quarter of 2011, when the conversion was completed, there has no longer been an impact on our statement of operations from (i) the change in fair value of convertible notes derivatives or (ii) accrued interest expenses on our convertible notes.

Change in Fair Value of Convertible Notes Derivatives

In December 2009 and April 2010, we issued notes convertible into our ordinary shares in the aggregate principal amount of $38 million in a series of private placements to several investors. Certain terms of these convertible notes were determined as embedded derivatives and carried at fair value at each period end. The change in fair value of convertible notes derivatives was recognized as an expense of $8.4 million in 2010 in our consolidated statement of operations. In connection with our initial public offering in December 2010, our convertible notes with an aggregate principal amount of $18.0 million were converted into our ordinary shares. In March 2011, all of the remaining convertible notes with an aggregate principal amount of $20.0 million were converted into our ordinary shares. The change in fair value of convertible notes derivatives was recognized as an income of approximately $2.8 million in 2011 in our consolidated statement of operations.

Income Tax Benefit (Expense)

Although we had operating income in 2009 and 2010, we recorded income tax benefit of $0.8 million and $0.3 million in 2009 and 2010, respectively. We incurred income tax expense of $0.3 million in 2011. The income tax benefits in 2009 and 2010 reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense. Consistent with these trends in 2011, we expect to incur income expenses in the foreseeable future.

Share-Based Compensation Expenses

During 2009, 2010 and 2011, we recognized share-based compensation expenses in connection with option grants, share unit grants, restricted share grants and arrangements with respect to unvested shares. The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, general and administrative expenses, selling and marketing expenses and research and development expenses, respectively, during 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010		2011
	(dollars in thousands)
Cost of revenues	$159	$175		$307
General and administrative expenses	2,074	8,091		7,611
Selling and marketing expenses	110	273		1,225
Research and development expenses	7	7		188

Total share-based compensation expenses	$2,350	$8,546	(1)	$9,331

(1)	Included in the $8.5 million share-based compensation charge in 2010 is a $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

Option Grants

We adopted our 2008 Share Incentive Plan, or the 2008 Plan, in March 2008 and subsequently amended it in September 2010. We adopted our 2009 Share Incentive Plan, or the 2009 Plan, in December 2009, and subsequently amended it in April and September 2010. As of March 31, 2012, options to purchase 24,623,520 ordinary shares are outstanding under our 2008 Plan and options to purchase 41,067,121 ordinary shares are outstanding under our 2009 Plan.

We adopted our 2010 Performance Plan, or the 2010 Plan, in November 2010. We stopped granting options or any other wards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of March 31, 2012, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 38,143,358 and options to purchase 10,290,188 ordinary shares and awards with respect to 665,999 restricted shares and 8,108,772 share units are outstanding under the 2010 Plan.

Share-based payment transactions with employees such as share options are measured based on the grant date fair value of the equity instrument. Subject to certain forfeiture assumptions and related adjustments, we recognize the compensation costs over the requisite service period of the award, generally the vesting period of the award with the graded vesting schedule. Shares awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided with the graded vesting schedule.

Based on existing option grants as of December 31, 2011, we had a total of $11.2 million unrecognized compensation expenses related to unvested options, which we expect to recognize over a weighted averaged period of 1.8 years with the graded vesting schedule using the straight-line method. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods.

Nonvested Shares

We entered into the arrangements described below which constitute share-based compensation arrangements with respect to nonvested shares and resulted in share-based compensation expense:

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

•

From 2006 to 2010, we granted 1,580,764 ordinary shares, in aggregate, to certain employees in connection with the acquisition of Beijing Kebao in 2006, the acquisition of the IT services business of MDCL in 2009 and the employment of certain other employees, subject to a right of return in our favor for free if the grantees terminated their employment within a period of 24-36 months. These arrangements were treated as a share-based compensation. In 2009, 2010 and 2011, we recognized $86,000, $50,000 and $7,000 in related share-based compensation expense in connection with these arrangements.

As of December 31, 2011, the total unrecognized compensation expense relating to the nonvested shares was nil.

Share Units

In 2011, we granted 8,157,581 share units to some employees, directors and non-employees under the 2010 Plan. In 2011, we recognized $2.3 million in related share-based compensation expense in connection with these arrangements.

Based on existing unvested shares units as of December 31, 2011, we had a total of $5.4 million unrecognized compensation expenses related to unvested shares units which we expect to recognize over a weighted average period of 2.4 years using the straight-line method under the graded vesting schedule.

Restricted Shares

In 2011, we granted 665,999 restricted shares to some employees under the 2010 Plan. In 2011, we recognized $0.2 million in related share-based compensation expense in connection with these arrangements.

Based on existing unvested restricted shares as of December 31, 2011, we had a total of $1.0 million unrecognized compensation expenses related to unvested restricted shares which we expect to recognize over a weighted average period of 3.3 years using the straight-line method under the graded vesting schedule.

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

Amortization of Intangible Assets

The following table sets forth the amortization of intangible assets (comprised of client base, contract backlog, software copyright and non-compete arrangements) recognized as part of our cost of revenues and selling and marketing expenses for 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$87	$385	$1,213
Selling and marketing expenses	1,928	1,580	2,219

Total intangible amortization expenses	$2,015	$1,965	$3,432

We expect to record amortization expenses of $2.2 million, $1.6 million, $0.6 million, $0.3 million and $18,000 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively. These amortization expenses are expected to be primarily a result of amortization of intangible assets related to historical acquisitions.

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

United States; Japan; Taiwan

Our U.S. subsidiaries, iSoftStone Inc. and iSoftStone LLC, are subject to U.S. federal income taxes at graduated tax rates from 15% to 35%.

Our Japanese subsidiary, iSoftStone Japan, is subject to Japanese income taxes of 42%.

iSoftStone Hong Kong Limited, Taiwan Branch was subject to Taiwan income taxes of 25% in 2009. Effective January 1, 2010, iSoftStone Hong Kong Limited, Taiwan Branch is now subject to Taiwan income taxes of 17%.

Our German subsidiary, iSoftStone UG, is subject to German income taxes of 15%.

Our United Kingdom subsidiary, iSoftStone Limited, is subject to United Kingdom income taxes at gradual tax rates from 20% to 26% in 2011.

Our Hong Kong subsidiary, iSoftStone Hong Kong Limited, is subject to Hong Kong income taxes of 16.5%.

China

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. iSoftStone WFOE, as a new technology enterprise, was granted a six-year tax holiday commencing from 2006, which entitles it to a three-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The Enterprise Income Tax Law and its implementation regulations also permit qualified “high-tech enterprises” to enjoy a reduced 15% enterprise income tax rate. iSoftStone WFOE and Guangzhou Ruandong Zhiruan obtained the qualification certificates of high-tech enterprise status in 2008 with a valid period of three years from 2008 to 2010, and therefore they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE has renewed its qualification certificate of high-tech enterprises in 2011. Our local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011. Guangzhou Ruandong Zhiruan, as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 until its dissolution in September 2010. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.”

Under the Enterprise Income Tax Law and its implementation regulations, a newly established software enterprise is entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. iSoftStone Information System Service Co., Ltd. has been recognized as a newly established software enterprise and was entitled to an enterprise income tax exemption for 2008 and 2009, and a 50% enterprise income tax rate reduction for 2010, 2011 and 2012, based on the statutory enterprise income tax rate of 25%, if it can maintain its qualification as a software enterprise. In addition, iSoftStone Information System Service Co., Ltd. was recognized as a key software enterprise in 2010 and was entitled to a reduced income tax rate of 10% for 2010 according to a Notice regarding Several Preferential Policies for Enterprise Income Tax promulgated by the Ministry of Finance and the State Administration of Taxation on February 22, 2008. Since the key software enterprise status is granted on an annual basis by the relevant government authority in China. iSoftStone Information System Service Co., Ltd. has not obtained the approval of key software enterprise status for 2011 yet and therefore a tax rate of 12.5% was used in our provisional enterprise income tax filings in 2011. Similarly, iSoftStone Information Technology Co., Ltd., which qualified as a software enterprise, is entitled to an enterprise income tax exemption for 2010 and 2011, and a 50% enterprise income tax rate reduction for 2012, 2013 and 2014, based on the statutory enterprise income tax rate of 25%.

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage developments of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, rebates and business tax exemptions in addition to the preferential enterprise income tax treatments as described above. For some of our software solutions, we are entitled to receive a 14% VAT rebate on the total VAT payable at the rate of 17% if we have registered the copyright for these solutions in China and have met certain government authorities’ requirements. We record the VAT rebate as revenue when we pay the relevant VAT and properly file the rebate application to tax authority when the related rebates become receivables. In addition, we are currently exempted from business taxes for revenues generated from technology development, transfer and related consulting services.

On July 28, 2010, the PRC government issued a preferential tax policy which exempts certain companies located in 21 jurisdictions including Beijing, Shanghai, Guangzhou and Shenzhen, among others, from paying a 5% business tax on income derived from contracts signed with offshore entities for providing information technology outsourcing, business processing outsourcing and knowledge process outsourcing services. A number of our PRC subsidiaries qualify for the tax benefits as provided in this tax policy.

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

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2011 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

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

	Year Ended December 31,
	2009		2010		2011
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in thousands, except percentages)
Net revenues:	$134,387	100.0%	$196,975	100.0%	$283,417	100.0%
IT Services	86,145	64.1	134,872	68.5	195,142	68.9
Consulting & Solutions	44,460	33.1	54,327	27.6	76,039	26.8
Business Process Outsourcing Services	3,782	2.8	7,776	3.9	12,236	4.3
Cost of revenues (1)(2)(3)	(88,391)	(65.8)	(125,689)	(63.8)	(181,121)	(63.9)

Gross profit	45,996	34.2	71,286	36.2	102,296	36.1
Operating expenses:
General and administrative expenses (1)(3)	(26,654)	(19.9)	(44,277)	(22.5)	(50,768)	(17.9)
Selling and marketing expenses (1)(2)(3)	(13,205)	(9.8)	(17,468)	(8.9)	(27,685)	(9.8)
Research and development expenses (1) (3)	(1,222)	(0.9)	(3,852)	(1.9)	(3,684)	(1.3)
Total operating expenses (1)(2)	(41,081)	(30.6)	(65,597)	(33.3)	(82,137)	(29.0)
Change in fair value of contingent consideration in connection with business combination	(3)	—	28	—	(4,969)	(1.8)
Other income, net	981	0.7	262	0.1	324	0.1
Government subsidies	2,999	2.3	3,269	1.7	1,840	0.6
Gain on sale of equity of a subsidiary	—	—	1,079	0.5	—	—

Income from operations	8,892	6.6	10,327	5.2	17,354	6.1
Interest income	138	0.1	180	0.1	1,118	0.4
Interest expense	(878)	(0.6)	(5,742)	(2.9)	(1,424)	(0.5)
Change in fair value of convertible notes derivatives	—	—	(8,428)	(4.3)	2,832	1.0
Gain on bargain purchase of a business	66	—	—	—	—	—

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	8,218	6.1	(3,663)	(1.9)	19,880	7.0
Income taxes benefit (expenses)	823	0.6	288	0.1	(319)	(0.1)
Loss in equity method investments, net of income taxes	(13)	—	(245)	—	(565)	(0.2)

Net income (loss)	$9,028	6.7%	$(3,620)	(1.8)%	$18,996	6.7%

(1)	Includes share-based compensation charges totaling $2.4 million, $8.5 million and $9.3 million in 2009, 2010 and 2011, respectively, allocated as follows:

	For the year ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$159	$175	$307
Operating expenses:
General and administrative expenses	2,074	8,091	7,611
Selling and marketing expenses	110	273	1,225
Research and development expenses	7	7	188

Total share-based compensation expenses	$2,350	$8,546	$9,331

(2)	Includes amortization of intangible assets from acquisition totaling $2.0 million, $1.9 million and $3.2 million in 2009, 2010 and 2011, respectively, allocated as follows:

	For the year ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$87	$274	$985
Operating expenses:
Selling and marketing expenses	1,928	1,580	2,217

Total amortization of intangible assets expenses	$2,015	$1,854	$3,202

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling $2.1 million, $7.7 million and $12.3 million in 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$1,815	$6,133	$9,277
Selling and marketing expense	14	364	769
General and administrative expense	302	1,205	1,775
Research and development expenses	—	—	510

	$2,131	$7,702	$12,331

Comparison of 2009, 2010 and 2011

Net Revenues

In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues increased from $134.4 million in 2009 to $197.0 million in 2010 and $283.4 million in 2011, or 46.6% and 43.9% growth, respectively. The increase primarily reflects organic growth driven by, among other things, growth in the China IT services market and domestic demand for outsourced technology services and consulting, despite the recent financial crisis, complemented by strategic acquisitions to acquire service capabilities, skilled personnel and access to potential key clients. Our significant growth and several acquisitions in recent years make period-to-period comparison of our historical operating results less meaningful.

Net Revenues by Service Line

IT Services. Our net revenues from IT Services increased significantly from $86.1 million in 2009 to $134.9 million in 2010 and $195.1 million in 2011, or 56.6% and 44.7% growth, respectively, primarily as a result of:

•

the growth of our ADM services net revenues, which increased from $42.8 million in 2009 to $61.8 million in 2010 and $97.4 million in 2011, or 44.5% and 57.6% growth, respectively, primarily as a result of our organic growth with both Greater China and Global clients. We were successful in adding new clients such as Lenovo and deepening and broadening our engagements with existing clients; and

•

the growth of our R&D services net revenues, which increased from $41.3 million in 2009 to $66.8 million in 2010 and $85.7 million in 2011, or 61.8% and 28.2% growth, respectively, primarily as a result of the expansion of our relationship with Greater China clients such as Huawei as well as diversification of our Global client base, such as IBM and Microsoft. Our March 2009 acquisition of Shenzhen Star significantly enhanced our client relationship with Huawei and resulted into higher growth of our R&D service line from 2009 to 2011.

Consulting & Solutions. Our net revenues from Consulting & Solutions increased significantly from $44.5 million in 2009 to $54.3 million in 2010 and $76.1 million in 2011, or 22.2% and 40.0% growth, respectively, reflecting primarily organic growth of our business with Microsoft, as well as the addition of major new Greater China and Global clients, such as AT&T, Bank of China, Deutsche Bank and Fidelity.

BPO Services. Our net revenues from BPO services increased from $3.8 million in 2009 to $7.8 million in 2010 and $12.2 million in 2011, or 105.6% and 57.4% growth, respectively, primarily as a result of organic growth with our long-term clients in the banking and insurance industries.

Net Revenues by Geographic Markets.

Our net revenues from Greater China clients increased significantly from $77.4 million in 2009 to $110.1 million in 2010 and $165.5 million in 2011, or 42.2% and 50.4% growth, respectively, reflecting the continued growth and strength of our business in China. Our net revenues from Global clients increased from $57.0 million in 2009 to $86.9 million in 2010 and $117.9 million in 2011, or 52.5% and 35.7% growth, respectively, reflecting primarily our organic growth. Despite the significant slowing of IT spending in the United States and Europe, primarily in 2009, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions. From 2010 to 2011, our revenues from Europe grew faster than our other geographic markets as a result of a deeper penetration into European markets and our net revenues from Japan grew slower than our other geographic markets caused by the March 2011 earthquake and tsunami in Japan.

Net Revenues by Client Industry.

Our net revenues from technology clients increased significantly from $53.8 million in 2009 to $65.2 million in 2010 and $85.6 million in 2011, or 21.3% and 31.3% growth, respectively, primarily as a result of the growth of Microsoft, IBM, Lenovo and Sharp, among others, as key clients. Our net revenues from communications clients increased significantly from $43.8 million in 2009 to $75.7 million in 2010 and $108.6 million in 2011, or 72.8% and 43.5% growth, respectively, primarily as a result of the growth of Huawei, AT&T, China Telecom, among others, as key clients. Our net revenues from BFSI clients increased significantly from $19.2 million in 2009 to $33.6 million in 2010 and $57.9 million in 2011, or 75.0% and 72.4% growth, respectively, primarily as a result of the growth of UBS, Bank of China, China Everbright Bank, HSBC and Fidelity, among others, as key clients, and our deeper penetration into BFSI industry clients. Our net revenues from ETP clients decreased from $13.5 million in 2009 to $12.5 million in 2010 and then increased to $14.8 million in 2011, corresponding to a 7.6% decrease and 18.4% growth in net revenues, respectively. This fluctuation was primarily as a result of the completion of a major project in 2010, and then the growth of China’s State Grid as well as other public sector clients, and the positive results from our launch of Smart City projects—an area where we made significant breakthroughs in 2011. Our net revenues from clients in other industries increased significantly from $4.1 million in 2009 to $10.0 million in 2010 and $16.5 million in 2011, or 143.3% and 64.8% growth, respectively, primarily as a result of our organic growth and diversification of our client base to several other industries.

Net Revenues by Key Clients.

We have grown with our clients by increasingly expanding the scope and size of our engagements. We have also grown our key client base. From 2009 to 2011, we increased the number of clients generating over $1.0 million in annual net revenues from 20 in 2009 to 30 in 2010 and 45 in 2011, and we increased the number of clients generating over $3.0 million in annual net revenues from six in 2009 to eight in 2010 and 13 in 2011. In 2009, 2010 and 2011, Huawei and Microsoft contributed 19% and 15%, 25% and 13%, and 23% and 9% of our net revenues, respectively.

Cost of Revenues

Our cost of revenues increased from $88.4 million in 2009 to $125.7 million in 2010 and $181.1 million in 2011, or 42.2% and 44.1% growth, respectively, primarily as a result of increased headcount and subcontracting costs to enable and match the growth of our business. Our total number of employees grew from 7,676 employees as of December 31, 2009 to 9,285 employees as of December 31, 2010 and 12,510 employees as of December 31, 2011. Our cost of revenues as a percentage of net revenues over the past three years fell from 65.8% in 2009 to 63.8% in 2010 and 63.9% in 2011, primarily due to our ability to leverage government support resulting in lower salary and compensation expenses as a percentage of net revenue, changes in our service mix, improvement in efficiency, and favorable pricing adjustment with certain clients. The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%
Cost of revenues
Salary and compensation expenses	67.1	50.0	96.6	49.0	139.8	49.4
Subcontracting costs	13.5	10.0	16.3	8.3	24.1	8.5
Rental expenses	2.8	2.1	3.6	1.8	5.6	2.0
Travel and transportation expenses	1.9	1.4	3.9	2.0	4.0	1.4
Depreciation and amortization expenses	1.2	0.9	1.9	0.9	4.1	1.4
Other	1.9	1.4	3.4	1.8	3.5	1.2
Total cost of revenues	88.4	65.8	125.7	63.8	181.1	63.9

Gross profit and gross margin	$46.0	34.2%	$71.3	36.2%	$102.3	36.1%

In 2009, 2010 and 2011, salary and compensation expenses were $67.1 million, $96.6 million and $139.8 million, representing 50.0%, 49.0% and 49.4% of our total net revenues, respectively. The period-over-period fluctuation in salary and compensation expenses as a percentage of revenue in 2009, 2010 and 2011 resulted primarily from headcount and wage increases from 2009 to 2011, the impact of government subsidies and mix of services offered.

Subcontracting costs increased from $13.5 million in 2009 to $16.3 million in 2010 and $24.1 million in 2011, representing 10.0%, 8.3% and 8.5% of our net revenues, respectively. The period-over-period increase in subcontracting costs is primarily due to increased purchases of implementation services and, to a lesser extent, hardware and software from third parties.

Rental expenses increased from $2.8 million in 2009 to $3.6 million in 2010 and $5.6 million in 2011, representing 2.1%, 1.8% and 2.0% of our net revenues, respectively. The period-over-period increase in rental expenses is primarily due to increase in rental fees per square meter at certain of our offices such as Beijing and Nanjing offices and growth in the number of our service delivery facilities, in particular to the expansion of our footprint in Hangzhou in 2010 and in Chengdu, Yancheng and Zhenjiang in 2011.

Travel and transportation expenses increased from $1.9 million in 2009 to $3.9 million in 2010 and $4.0 million in 2011, representing 1.4%, 2.0% and 1.4% of our net revenues, respectively. As we continue to control our cost, especially after our initial public offering in December 2010, the period-over-period increase in travel and transportation expenses is generally to support the growth of our business in broadening our geographic reach.

Depreciation and amortization expenses increased from $1.2 million in 2009 to $1.9 million in 2010 and $4.1 million in 2011, representing 0.9%, 0.9% and 1.4% of our net revenues, respectively. The period-over-period increase in depreciation and amortization expenses is primarily due to an increase in depreciation of property and equipment and amortization of intangible assets from acquisitions which we conducted in 2010 and 2011.

Gross Profit and Gross Margin

Our gross profit increased from $46.0 million in 2009 to $71.3 million in 2010 and $102.3 million in 2011, or 55.0% and 43.5% growth, respectively. Overall gross margin increased from 34.2% in 2009 to 36.2% in 2010 and remained stable at 36.1% in 2011, primarily due to our continued efforts to optimize our service mix, improve operation efficiency, favorably adjust pricing with certain clients, and leverage government support to partially offset the pressure from labor cost inflation.

Operating Expenses

Our total operating expenses increased from $41.1 million in 2009 to $65.6 million in 2010 and $82.1 million in 2011, or 59.7% and 25.2% growth, respectively. Our operating expenses as a percentage of net revenues over the past three years varied from 30.6% in 2009 to 33.3% in 2010 and 29.0% in 2011. Our operating expenses for 2009, 2010 and 2011 include share-based compensation expenses of $2.2 million, $8.4 million and $9.0 million and amortization of intangible assets expenses of $1.9 million, $1.6 million and $2.2 million, respectively. Excluding share-based compensation and amortization of intangible assets from acquisitions, our operating expenses were 27.5%, 28.3% and 25.0% of net revenues in 2009, 2010 and 2011, respectively. The decrease of operating expenses as a percentage of net revenues in 2011 reflected the benefit of scalability from our earlier investments in management teams, sales and delivery network and infrastructure.

General and Administrative Expenses

Our general and administrative expenses increased from $26.7 million in 2009 to $44.3 million in 2010 and $50.7 million in 2011. Increases in salary and compensation expenses for general and administrative personnel were the largest component of these increases, increasing from $14.5 million in 2009 to $25.1 million in 2010 and $26.6 million in 2011. This increase in salary and compensation expenses reflects the continued build up of our corporate infrastructure, general wage increases, and our continued investment in our senior and middle management teams. In addition, our general and administrative expenses increased as a result of our establishment of regional management functions to better support our front line operations, which commenced in the second half of 2009. Our salary and compensation expenses include $2.1 million, $8.1 million and $7.6 million of share-based compensation charges in 2009, 2010 and 2011, respectively. Included in the $8.1 million share-based compensation charge in 2010 is a one-time $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

In addition, rental expenses increased from $3.2 million in 2009 to $4.2 million in 2010 and $5.6 million in 2011, primarily due to increases in rental fees at certain offices, rents of new offices as we extended our operational footprint in China and relocated one of our US offices. We also had a bad debt provision charge in the amount of $0.1 million, $2.5 million and $2.4 million in 2009, 2010 and 2011, respectively, as a result of periodic assessment of the credit risk of specific clients. Our general and administrative expenses also increased as a result of additional professional services fees, such as auditing, legal and consulting, as a result of our initial public offering and our becoming a public company listed on the New York Stock Exchange.

As a result of the foregoing, our general and administrative expenses as a percentage of net revenues varied from 19.9% in 2009 to 22.5% in 2010 and to 17.9% in 2011.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $13.2 million in 2009 to $17.5 million in 2010 and $27.7 million in 2011. This increase is primarily due to increased salary and compensation expenses for sales and marketing personnel, primarily our investment in growing our sales operations in Japan, Europe, the United States and in multiple locations in China and related headcount growth. The salary and compensation expenses increased from $8.1 million in 2009 to $11.4 million in 2010 and $17.2 million in 2011. Our selling and marketing expenses include amortization of intangible assets acquired in acquisitions of $1.9 million in 2009, $1.6 million in 2010 and $2.2 million in 2011. Selling and marketing expenses as a percentage of our net revenues varied from 9.8% in 2009 to 8.9% in 2010 and 9.8% in 2011.

Research and Development Expenses

Our research and development expenses increased from $1.2 million in 2009 to $3.9 million in 2010, and then slightly decreased to $3.7 million in 2011. The increase from 2009 to 2010 was primarily due to the increase in salaries for our research and development personnel, as well as significant investments in the development and upgrade of our trust companies core business system, treasury management system, multi-media terminal solution based on Android, data monitoring and management platform and IP video phone. The slight decrease from 2010 to 2011 was primarily due to government subsidiaries of $0.5 million as reduction of research and development expenses and completion of certain research and development activities, such as the multi-media terminal solution based on Android. As a result, research and development expenses as a percentage of our net revenues increased from 0.9% in 2009 to 1.9% in 2010, and then decreased to 1.3% in 2011.

Change in fair value of contingent consideration in connection with business combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $3,000 in 2009, a favorable change in fair value of $28,000 in 2010 and an unfavorable change in fair value of $5.0 million in 2011. $5.0 million in 2011 was principally comprised of $3.0 million and $1.8 million related to our acquisitions of Ascend and Adventier, respectively, as the performance exceeded estimated targets.

Government Subsidies

We recognized government subsidies as other income of $3.0 million in 2009. $3.3 million in 2010 and $1.8 million in 2011, primarily due to incentives from local government authorities to, among other things, encourage exportation of our services and the development of our industry in general and attract us to open offices in local areas. We also recognized government subsidies as a reduction to the related expenses, primarily to cost of revenues, of $2.1 million, $7.7 million and $12.3 million, in 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$1,815	$6,133	$9,277
Selling and marketing expense	14	364	769
General and administrative expense	302	1,205	1,775
Research and development expenses	—	—	510

	$2,131	$7,702	$12,331

In aggregate, government subsidies reflected in our consolidated statement of operations totaled $5.1 million, $11.0 million and $14.2 million, respectively, in 2009, 2010 and 2011.

Interest Expense

Our interest expense in 2009, 2010 and 2011 was $0.9 million, $5.7 million and $1.4 million, respectively. Our interest expense in 2009 was mainly related to interest on short-term bank borrowings. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares.

Income Tax Benefit (Expense)

Although we had operating income in 2009 and 2010, we recorded income tax benefit of $0.8 million and $0.3 million in 2009 and 2010, respectively. We incurred income tax expense of $0.3 million in 2011. The income tax benefits in 2009 and 2010 reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense.

Net Income (Loss)

As a result of the foregoing, we realized a net income of $9.0 million in 2009, a net loss of $3.6 million in 2010 and a net income of $19.0 million in 2011. Our non-GAAP net income for 2009, 2010 and 2011, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations, changes in fair value of the convertible notes derivatives, changes in fair value of warrants and gain on bargain purchase of a business from our U.S. GAAP net income (loss), was $13.4 million, $19.6 million and $34.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

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

Business Combination

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

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

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

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

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units as of December 31, 2011:

Reporting Unit	China	Japan	US
	(dollars in thousands, except percentages)
Estimated fair value	$421,534	$9,680	$48,570
Carrying value	$260,967	$2,682	$13,792
Percentage by which the fair value exceed the carrying value	62%	261%	252%
The amount of goodwill allocated to the reporting unit	$9,765	$204	$14,628

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

Revenue Recognition

We have three service lines: (i) IT Services; (ii) Consulting & Solutions; and (iii) BPO services. Historically, our revenues primarily were generated from IT Services and Consulting & Solutions. Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. The rights to software developed by us on behalf of our clients belong to the clients and we do not have the option to acquire such rights from our clients. We provided services on a time-and-expense basis, a fixed-price basis or, with respect to some BPO services, on a volume basis.

Time-and-Expense Basis Contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, we are reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

Fixed-Price Basis Contracts

Revenues from fixed-price basis contracts require us to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. We recognize cost of revenues for labor and other costs on actual basis with no deferral of project costs. We believe it can reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions based on our historic experience. To date, we have not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Volume Basis Contracts

For volume basis contracts, we recognize service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process.

The following table sets forth our net revenues by pricing method for the periods presented:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$74.0	55.1%	$79.4	40.3%	$107.3	37.9%
Fixed-price basis	57.7	42.9	115.8	58.8	172.7	60.9
Volume basis (BPO)	2.7	2.0	1.8	0.9	3.4	1.2

Total net revenues	$134.4	100.0%	$197.0	100.0%	$283.4	100.0%

Accounts Receivable

As of December 31, 2009, 2010 and 2011, our total billed and unbilled accounts receivable totaled $69.1 million, $101.9 million and $152.7 million, respectively, net of allowances for doubtful accounts. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2009, 2010 and 2011, the provision made for doubtful accounts was $0.4 million, $2.3 million and $4.2 million, respectively. Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions. We are focused on improving our cash collection procedures.

Our accounts receivable balances have been significantly affected by the relatively high concentration of our client base. In 2009, 2010 and 2011, our five largest clients accounted for 46.2%, 46.1% and 43.2%, respectively, of our net revenues, and our largest client accounted for 27.6%, 26.0% and 29.6% of our net accounts receivable as of December 31, 2009, 2010 and 2011, respectively. Our client base primarily consists of leading companies in Greater China and globally. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of each project and related payment milestones and heavily depends upon the budget and payment cycles of our large enterprise clients in China.

Our billed receivables represent the amounts billed based on agreed-upon project milestones or payment schedules that remain outstanding, and correspond to the period between billing and collection. As of December 31, 2009, 2010 and 2011, our billed accounts receivable, net of allowance for doubtful accounts, totaled $17.5 million, $26.3 million and $50.6 million, respectively. As of December 31, 2011, a substantial portion of our billed receivables outstanding as of December 31, 2009 and 2010, in each case net of allowance for doubtful accounts, had been collected. Furthermore, as of December 31, 2009, 2010 and 2011, billed receivables which have been outstanding for more than 360 days totaled $0.3 million, $1.3 million and $1.6 million, respectively, representing 1.9%, 4.9% and 3.1% of our total billed accounts receivables, respectively. As of the date of this annual report, we do not note indicators of default in payment relating to these billed accounts receivable, even though their agings are more than 360 days and in a few cases, 720 days. The amount of the billed receivables aging more than 720 days is not material.

The following table sets forth the aging schedule of our billed receivables, net of allowance for doubtful accounts, as of the dates indicated:

	As of December 31,
	2009		2010		2011
	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(dollars in thousands, except for percentages)
Within 90 days	$15,986	91.4%	$22,178	84.3%	$42,102	83.1%
91-360 days	1,178	6.7	2,853	10.8	6,980	13.8
> 360 days	332	1.9	1,293	4.9	1,552	3.1

Total	$17,496	100.0%	$26,324	100.0%	$50,634	100.0%

There were $10.8 million of our billed receivables pledged by us for borrowing short term bank loans as of December 31, 2011.

Our unbilled receivables represent the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period generally arises from: (i) with respect to our time-and-expense contracts, the time during which we reconcile accounts with our clients, of which completing the account reconciliation process at many of our largest clients may require a significantly longer period than some of our other clients; and (ii) with respect to our fixed-price contracts, the period between revenue recognition and the time when our billing milestones are reached. This period may vary significantly based on the number of progress billings and the amount of each billing agreed upon. As of December 31, 2009, 2010 and 2011, our unbilled receivables, net of allowance for doubtful accounts, totaled $51.6 million, $75.6 million and $102.0 million, respectively.

As of December 31, 2011, a substantial portion of our unbilled receivables outstanding as of December 31, 2009 and 2010 were subsequently billed. Furthermore, as of December 31, 2009, 2010 and 2011, unbilled receivables which remain unbilled for more than 360 days totaled $0.4 million, $12.5 million and $18.8 million, respectively, representing 0.7%, 16.5% and 18.4% of our total unbilled accounts receivables, respectively. There are unbilled account receivables whose agings are more than 720 days. As of the date of this annual report, we do not note indicators that will prevent our unbilled amount from subsequently becoming billable regardless of the agings. If any triggering events happening in the future make us believe any amount turn to be uncollectible, we will write off the uncollectible balances and deduct revenue accordingly.

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

(2) Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees and non-employees as one of the inputs into determining the grant date fair value of the award.

(3) Determining the fair value of our ordinary shares at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The following table sets forth the fair value of our ordinary share estimated at different times:

Date	Class of shares	Fair value	Purpose of valuation	DLOM	Discount rate
November 18, 2005	Ordinary shares	$0.09	Issuance of series A preference shares and warrant	26%	33%
November 28, 2006	Ordinary shares	$0.12	Grant of nonvested shares	*	*
December 15, 2006	Ordinary shares	$0.12	Share option grant	18%	32%
December 25, 2006	Ordinary shares	$0.12	Grant of nonvested shares	*	*
March 16, 2007	Ordinary shares	$0.13	Issuance of series B preference shares and warrant	17%	32%
March 28, 2007	Ordinary shares	$0.13	Grant of nonvested shares	*	*
April 1, 2007	Ordinary shares	$0.13	Share option grant	*	*
July 2, 2007	Ordinary shares	$0.15	Grant of nonvested shares	*	*
December 31, 2007	Ordinary shares	$0.19	Issuance for acquisition of Shanghai Jiefeng and series B warrant remeasurement	16%	29%
February 22, 2008	Ordinary shares	$0.21	Issuance for acquisition of Akona and series B warrant remeasurement	*	*
April 1, 2008	Ordinary shares	$0.22	Share option grant	16%	29%
December 20, 2008	Ordinary shares	$0.30	Share option grant	16%	27%
June 6, 2009	Ordinary shares	$0.44	Grant of nonvested shares	*	*
August 31, 2009	Ordinary shares	$0.46	Share option grant	16%	22.5%
October 12, 2009	Ordinary shares	$0.48	Issuance for settlement of contingent consideration for acquisition of Akona	*	*
December 23, 2009	Ordinary shares	$0.48	Issuance of convertible note, Issuance for acquisition of iSoftStone Resource Ltd. and share option grant	16%	22.5%
April 18, 2010	Ordinary shares	$0.54	Issuance of common shares	14%	19%
June 30, 2010	Ordinary shares	$0.64	Issuance of common shares and computation of intrinsic value of employee share option	13%	17.5%
August 1, 2010	Ordinary shares	$0.65	Share option grant	10%	17.5%
September 15, 2010	Ordinary shares	$1.13	Share option grant	* *	* *

*	Fair value determined by us by reference to a recent valuation performed by American Appraisal China Limited.
**	Fair value determined by us based on a then estimation of our initial public offering price.

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

•

During this period, we made a geographic breakthrough in developing key customers in the U.S., such as a major U.S. telecom operator. In addition, we also entered into a new framework agreement with a major China-based computer manufacturer and developed more contracts with clients in our area of ETP industry vertical such as China’s State Grid.

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

Share-Based Compensation Expenses

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense on a straight-line basis over the requisite service period with the graded vesting schedule, with a corresponding impact reflected in additional paid-in capital. Share awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

The following table sets forth certain information regarding the share options granted:

Grant date	Options granted	Exercise price per option (1)	Option FV - Employee	Option FV - Non- employee	Type of Valuation
December 15, 2006	11,116,500	$0.30	$0.04	$0.07	Retrospective
April 1, 2007	8,445,500	0.30	0.04	0.07	Retrospective
April 1, 2008	11,382,303	0.30	0.10	0.14	Retrospective
December 20, 2008	9,131,962	0.30	0.15	0.21	Retrospective
September 1, 2009	590,000	0.50	0.24	—	Retrospective
December 23, 2009	26,160,702	0.50	0.27	0.34	Retrospective
August 1, 2010	16,347,380	0.65	0.36	0.46	Contemporaneous
September 15, 2010	4,932,835	0.65	0.76	—	Retrospective
November 18, 2010	400,000	1.24	—	0.68	Retrospective
April 29, 2011	492,500	1.98	1.04	—	Contemporaneous
June 27, 2011	1,125	0.3	—	1.18	Contemporaneous
June 27, 2011	9,218,172	1.36	0.71	—	Contemporaneous
October 7, 2011	500,000	0.65	—	0.43	Contemporaneous
November 11, 2011	400,000	0.97	0.53	—	Contemporaneous
November 22, 2011	90,000	0.89	0.49	—	Contemporaneous
December 31, 2011	50,000	0.5	0.56	—	Contemporaneous

(1)	The exercise prices of the share options we granted are denominated in U.S. dollars, which is the functional currency and reporting currency of iSoftStone Holdings Limited.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2007	2008	2009	2010	2011
Risk-free interest rate of return	4.92%	4.35% – 4.86%	2.78% – 2.86%	1.94%	1.09 – 1.43%
Expected term	5.8 – 10 years	5.5 – 10 years	7 – 10 years	5.3 – 10 years	5 – 10 years
Volatility	52.9% – 54.2%	47.1% – 55.7%	50.4% – 63.3%	57.0% – 61.2%	55.3% – 58.9%
Dividend yield	—	—	—	—	—

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

We also granted restricted shares and share units to certain employees, directors and non-employees under which the fair value of the ordinary shares as of the grant day was used to determine the share-based compensation expenses. The following table sets forth certain information regarding the restricted shares and share units granted:

Grant date	Restricted Shares granted	Restricted Share FV - Employee	Restricted Share FV - Non-employee	Type of Valuation
April 29, 2011	665,999	$1.98	$—	Contemporaneous

Grant date	Share Units granted	Share Units FV - Employee	Share Units FV - Non-employee	Type of Valuation
May 30, 2011	100,000	$—	$1.54	Contemporaneous
June 10, 2011	4,057,865	1.16	—	Contemporaneous
August 5, 2011	69,869	1.15	—	Contemporaneous
August 15, 2011	27,290	1.15	—	Contemporaneous
August 25, 2011	935,057	0.88	—	Contemporaneous
September 26, 2011	20,000	0.88	—	Contemporaneous
September 30, 2011	120,000	0.65	—	Contemporaneous
November 15, 2011	77,500	1.06	—	Contemporaneous
October 1, 2011	350,000	0.65	0.65	Contemporaneous
November 1, 2011	100,000	0.97	—	Contemporaneous
November 22, 2011	250,000	0.65	—	Contemporaneous
November 29, 2011	100,000	0.89	—	Contemporaneous
December 30, 2011	1,950,000	—	0.88	Contemporaneous

We recorded share-based compensation expenses of $2.4 million, $8.5 million and $9.3 million for the years ended December 31, 2009, 2010 and 2011, respectively, with the amount of compensation expenses recognized using the straight-line method in any period not less than the portion of the grant date fair value of the awards vested during that period in accordance with the graded vesting schedule. As of December 31, 2010 and December 31, 2011, we had a total of $10.9 million and $17.6 million respectively, in unrecognized compensation expense related to unvested share options, unvested restricted shares and unvested share units. The expense is expected to be recognized over a weighted average period of 1.8 years using the straight-line method for unvested share options, 3.3 years using the straight-line method for unvested restricted shares and 2.4 years using the straight-line method for unvested share units, in accordance with the graded vesting schedule respectively.

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

B. Liquidity and Capital Resources

Our operations and our growth have primarily been financed by cash collected from customers, issuances of our preference shares and convertible notes and short-term bank borrowings, as well as by our initial public offering in December 2010. As of December 31, 2011, $15.1 million was outstanding under our short-term bank borrowings. Our short-term bank borrowings do not contain any material financial covenants, accordingly, we are not in violation of any material financial covenants as of December 31, 2011. The annual interest rates on these short-term bank borrowings range from 7.22% to 7.88% and are fixed at rates published by the People’s Bank of China or at a premium to such benchmark rates. The maturity dates range from June 26, 2012 to December 27, 2012. Out of the $15.1 million bank borrowings, $8.7 million were without any collateral, and the remaining $6.4 million were guaranteed by a director of our company and pledged accounts receivable of iSoftStone WFOE. As described below under “—Financing Activities”, proceeds received from the issuance of preference shares and convertible notes were primarily used for financing our operating activities, making purchase of property and equipment and as consideration for various acquisitions, and proceeds from our short-term borrowings incurred within one year were primarily used for financing our operations.

As of December 31, 2011, we had $101.2 million in cash, compared to $181.1 million as of December 31, 2010 and $55.1 million as of December 31, 2009. The increase from 2009 to 2010 was primarily due to the $125.1 million in proceeds we received from our initial public offering in 2010. The decrease from 2010 to 2011 was primarily due to the payment of $36.8 million to purchase the office building and land use right in Wuxi, the payment of $11.6 million for purchase of property and equipment, the payment of $12.0 million for long term investments and the net payments on short term bank borrowings of $22.7 million in 2011, partially offset by the increase of cash collection from exercise of options at the amount of $4.0 million. Our cash consists primarily of cash on hand and highly liquid investments. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our net cash flows for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Net cash provided by (used in) operating activities	$(14,231)	$1,499	$(463)
Net cash provided by (used in) investing activities	(6,937)	(17,010)	(59,833)
Net cash provided by (used in) financing activities	42,597	139,838	(21,763)
Effect of exchange rate changes	(67)	1,615	2,175
Net increase (decrease) in cash	21,362	125,942	(79,884)
Cash, beginning of year	33,776	55,138	181,080
Cash, end of year	$55,138	$181,080	$101,196

Operating Activities

Net cash used in operating activities in 2011 was $0.5 million, as compared to net income of $19.0 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and our net income were increases in the balances of accounts receivable, prepaid expenses, land use right and other current assets , which were partially offset by the increase of accounts payable, accrued expenses and other current liabilities. Our accounts receivable increased by $46.4 million, which was in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $7.7 million, which was mainly due to increase of prepaid project costs, rental deposits and project deposits. We paid $3.3 million to acquire the land use right in Wuxi. Our accounts payable increased by $1.6 million, which was in line with the increase of our subcontracting costs. Our accrued expenses and other current liabilities increased by $7.4 million, which was mainly due to the increase of employee payroll and welfare payable and income tax payable. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and our net income were depreciation and intangible assets amortization expenses totaling $10.4 million, and share-based compensation of $9.3 million.

Net cash provided by operating activities in 2010 was $1.5 million, as compared to net loss of $3.6 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and our net loss were increases in the balances of accounts receivable and prepaid expenses and other current assets, which were partially offset by the increase of accounts payable, accrued expenses and other current liabilities. Our accounts receivable increased by $29.6 million, which was in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $3.2 million, which was mainly due to increase of prepaid project costs, rental deposits and project deposits. Our accounts payable increased by $4.9 million, which was in line with the increase of our subcontracting costs. Our accrued expenses and other current liabilities increased by $3.0 million, which was mainly due to the increase of employee payroll and welfare payable. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and our net loss were depreciation and intangible assets amortization expenses totaling $6.6 million, and share-based compensation of $8.5 million.

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

Investing Activities

Net cash used in investing activities in 2011 was $59.8 million, consisting primarily of $44.3 million in purchase of property and equipment, $12.0 million in payment of costs of long term investments and $5.0 million as part of the consideration paid for the acquisition of Shanghai Kangshi, iHealthStone and Adventier. Among the $44.3 million in purchase of property and equipment, $33.5 million was related to the purchase of our new facility in Wuxi and the rest was primarily related to purchases of computers and software, furniture and office equipment and leasehold improvements.

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

Financing Activities

Net cash used in financing activities in 2011 was $21.8 million, which primarily reflected $37.6 million of repayment of short-term borrowings, offset by $14.9 million of proceeds from short-term borrowings and $4.0 million of proceeds from exercise of options.

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

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property and equipment, including real property, computers and software, furniture and office equipment, motor vehicles and leasehold improvements. Our capital expenditures in such property and equipment were $5.0 million, $11.7 million and $44.3 million in 2009, 2010 and 2011, respectively. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.

C. Research and Development

For a discussion of our activities related to research and development, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including the interest portion, as of December 31, 2011:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating lease obligations	$15,927	$8,799	$6,610	$518	$—
Deferred consideration in connection with business acquisitions	3,488	3,488	—	—	—
Contingent consideration payable in connection with business acquisitions(1)	4,076	2,398	1,678	—	—
Short term borrowings	15,094	15,094	—

Total	$38,585	$29,779	$8,288	$518	$—

(1)

In connection with acquisition of Adventier in 2011, we agreed to pay contingent consideration up to $8.0 million in cash, primarily based on the performance of the acquired business for the year ended December 31, 2011, which is currently estimated to be $7.5 million. Out of the total contingent consideration, $3.6 million and $2.3 million were paid in August 2011 and March 2012, respectively, and the rest will be paid in installments in the first quarter of 2013 and 2014, respectively.

In April 2011, we agreed to acquire a 19.9% equity interest in MDCL from certain existing shareholders for a consideration of approximately $4.8 million (based on a preliminary assessment and subject to adjustment based on actual net asset value of MDCL) among which we paid $2.4 million as part of the consideration in June 2011. As of December 31, 2011, we terminated the agreement. We are in the process of unwinding this transaction and the previous payment of $2.4 million is expected to be collected in 2012.

In April 2012, we agreed to acquire all of the assets, customer base and business of Jiangchen for a consideration up to $4.0 million (based on the pre-tax profit of the acquired business for the year ending March 31, 2013 and subject to adjustment). We agreed to pay the purchase price in four installments, with the first installment of $1.4 million expected to be paid in May 2012.

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

Name	Age	Position/Title
Tianwen Liu(1) (2)	49	Chairman of the Board and Chief Executive Officer
Yong Feng	42	Director and Chief Operating Officer
Chung-Kao Hsieh(1)	47	Director
Benson Tam(3)	49	Independent Director
Al-Noor Gulamali Abdulla Ramji(1) (2) (3)	57	Independent Director
Tom Manning(2) (3)	56	Independent Director
Xiaosong Zhang	48	Chief Financial Officer
Bo Li	52	Executive Vice President
Ying Huang	44	Executive Vice President
Junhe Che	41	Executive Vice President
Qiang Peng	55	Executive Vice President
Xiaohui Zhu	45	Executive Vice President
Yenwen Kang	60	Executive Vice President

(1)	Member, Compensation Committee
(2)	Member, Nominating and Corporate Governance Committee
(3)	Member, Audit Committee

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

Mr. Benson Tam has been our independent director since March 2012. Mr. Tam is a chartered accountant, and prior to our December 2010 initial public offering served on our audit committee. From 2002 until February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures). Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A Corporate Finance at S.G. Warburg from 1989 to 1992. Mr. Tan is currently a director of Beijing Crystal Digital Technology Co. Ltd, Datuu Holding Limited, China PnR Limited, Mineloader Software Co. Ltd, and Im20 Interactive Investment Holdings Limited. Mr. Tam received his master degree in computer science from Oxford University and his bachelor degree in civil engineering from Imperial College of London University.

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

Mr. Yenwen Kang (Steve Kang) has served as our Executive Vice President since 2012. Mr. Kang has over 30 years of experience in the IT industry. Prior to joining us in 2008, Mr. Kang served as Business Executive Leader for Linux related middleware software for IBM Software Group in Asia Pacific from 2006 to 2008, as WebSphere Software Channel Business Executive Leader for IBM Software Group in Asia Pacific from 2003 to 2005, as Business Executive Leader for IBM Software Business, General Business and Channel, in Greater China from 1998 to 2002, and as IBM Software Business Executive Leader for China in 1997. Mr. Kang also held different business leader positions in sales management, product management, mass marketing, channel management and business development for IBM Taiwan since 1982. Mr. Kang received his MBA degree from National Chiao-Tung University in Taiwan and his bachelor degree in mathematics from National Taiwan Normal University.

There is no family relationship between any of our directors or executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we and our subsidiaries paid aggregate cash compensation of approximately RMB7.1 million ($1.1 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

As of December 31, 2011, our directors and executive officers as a group held, in the aggregate, options to acquire 38,566,235 of our ordinary shares. These options have a weighted-average exercise price of $0.62. Of these options, 4,934,000 expire on March 31, 2017; 4,120,000 expire on March 31, 2018; 330,000 expire on December 19, 2018; 12,170,000 expire on December 22, 2019; 6,200,000 expire on July 31, 2020; 4,932,835 expire on September 14, 2020; 400,000 expire on November 17, 2020; and 5,479,400 expired on June 26, 2021.

As of December 31, 2011, our directors and executive officers as a group held awards with respect to an aggregate of 836,798 share units. Of these share units, 716,798 vest on June 10, 2012; 40,000 vest on September 30, 2012; 40,000 vest on September 30, 2013; and 40,000 vest on September 30, 2014.

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

Pre-IPO Plans. As of March 31, 2012, a total of 24,623,520 ordinary shares are subject to outstanding options granted under our 2008 Share Incentive Plan, or the 2008 Plan, adopted in March 2008, and a total of 41,067,121 ordinary shares are subject to outstanding options granted under our 2009 Share Incentive Plan, or the 2009 Plan, adopted in December 2009.

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

2010 Performance Incentive Plan. In November 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of March 31, 2012, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 38,143,358 and options to purchase 10,290,188 ordinary shares and awards with respect to 665,999 restricted shares and 8,108,772 share units are outstanding under the 2010 Plan.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other, with terms ranging from one to two years and providing that the agreements are terminable for cause at any time. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her salary if we terminate his or her employment without cause. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved.

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

Audit Committee

Our audit committee consists of Al-Noor Gulamali Abdulla Ramji, Tom Manning and Benson Tam. Mr. Manning is the chairman of our audit committee. Mr. Tam meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Mr. Ramji, Mr. Manning and Mr. Tam satisfies the “independence” requirements within the meaning of Section 303A of the Corporate Governance Rules of the NYSE and satisfies the “independence” requirements under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

D. Employees

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 7,676, 9,285 and 12,510 employees as of December 31, 2009, 2010 and 2011, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from leading universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 12.8%, 19.8% and 24.8% in 2009, 2010 and 2011, respectively.

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

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. In 2008, we established dedicated training centers alongside our sales and delivery centers in Wuxi and Tianjin, and we have since added training centers in Guangzhou and Dalian. These training centers are supported by a combination of government subsidies, tuition from the students and funds from us. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2012, the latest practicable date, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:

Tianwen Liu(3)	64,370,000	11.2%
Yong Feng(4)	17,939,178	3.2%
Chung-Kao Hsieh	—	—
Benson Tam	*	*
Al-Noor Gulamali Abdulla Ramji	*	*

Tom Manning	*	*
Xiaosong Zhang	*	*
Bo Li	*	*
Ying Huang(5)	9,741,883	1.7%
Junhe Che	*	*
Qiang Peng	*	*
Xiaohui Zhu	*	*
Yenwen Kang	*	*
All directors and executive officers as a group	105,099,865	18.0%

Principal Shareholders:

Tekventure Limited (6)	53,250,000	9.5%
AsiaVest Opportunities Fund IV (7)	90,901,426	16.2%
Fidelity Entities (8)	82,136,850	14.6%
J. Stephen F. Mandel, Jr. and affiliated entities (9)	52,537,390	9.3%
T. Rowe Price Associates, Inc. (10)	29,824,000	5.3%

*	Less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 31, 2012.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 31, 2012. The total number of ordinary shares outstanding as of March 31, 2012 is 562,264,326.
(3)	Represents 53,250,000 ordinary shares held by Tekventure Limited, a British Virgin Islands company and 11,120,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is the sole director. Mr. Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Liu disclaims beneficial ownership of such 53,250,000 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Liu is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(4)	Represents 16,076,678 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company of which Mr. Feng is the sole shareholder and sole director, and 1,862,500 ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is the sole director. The business address of Mr. Feng is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(5)	Represents 2,527,883 ordinary shares held by Mr. Huang directly and 5,500,000 ordinary shares held by Rich Skill Holdings Limited, a company wholly owned by Mr. Huang’s wife, and 1,714,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 held by Mr. Huang. The business address of Mr. Huang is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(6)	Represents 53,250,000 ordinary shares held by Tekventure Limited. Tekventure Limited is a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are Tianwen Liu Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Tianwen Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited. The address of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Represents 89,687,426 ordinary shares and 121,400 ADSs representing 1,214,000 ordinary shares held by AsiaVest Opportunities Fund IV, a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Island company. The investment committee of AsiaVest Partners TCW/YFY Ltd., which consists of T. J. Huang, Henry Shaw, Harvey Chang, Marc Stern and Clifford Mak, exercises the voting and dispositive power over our shares owned by AsiaVest Opportunities Fund IV. AsiaVest Partners TCW/YFY Ltd. is a joint venture between AsiaVest Investment Ltd., a British Virgin Islands company and TCW (TSOP), Ltd., a Cayman Island company. The address of AsiaVest Opportunities Fund IV is 11/F, 318 Ruei Guang Road, Taipei 114, Taiwan.
(8)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Edward C. Johnson 3d and affiliated entities, including FMR LLC and FIL Limited (collectively, the “Fidelity Entities”) on February 14, 2012. The address of FIL Limited reported on the Schedule 13G/A is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The address of FMR LLC reported on the Schedule 13G/A is 82 Devonshire Street, Boston, MA 02109.
(9)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by J. Stephen F. Mandel, Jr. and affiliated entities, including Lone Dragon Pine, L.P., Lone Pine Members LLC, Lone Pine Capital LLC and Lone Pine Managing Member LLC, on February 14, 2012. The business address of these filers reported on the Schedule 13G/A is Two Greenwich Plaza, Greenwich, Connecticut 06830.
(10)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by T. Rowe Price Associates, Inc. on February 14, 2012. The business address of T. Rowe Price Associates, Inc. reported on the Schedule 13G/A is 100 E. Pratt Street, Baltimore, MA 21202.

As of March 31, 2012, approximately 66.0% of our outstanding ordinary shares are held by 54 record holders in the United States.

Historical Changes in Shareholdings of our Major Shareholders

In 2011, Tekventure Limited transferred an aggregate of 29,989,750 ordinary shares to two BVI entities formed by two of its then shareholders. The purpose of such transfer is only to make these two then shareholders of Tekventure Limited direct holders of our ordinary shares. As of March 31, 2012, Mr. Tianwen Liu beneficially owned 64,370,000 ordinary shares (including 53,250,000 ordinary shares held by Tekventure Limited in which he held 84.5% interest) and he has not sold any of his shares since the completion of our initial public offering. Since the completion of our initial public offering, Mr. Feng Yong has sold 1,300,000 ordinary shares, and Mr. Ying Huang has sold 300,000 ordinary shares, to the open market.

In 2011, our then shareholders Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P. and Asia Ventures II L.P. distributed all the ordinary shares held by them to their respective general partners and limited partners including FIL Limited (with respect to 57,523,250 ordinary shares), Impresa Fund III Limited Partnership (with respect to 24,613,600 ordinary shares) and Benson Tam, one of our independent directors.

In 2011, AsiaVest Opportunities Fund IV sold 580,000 ordinary shares as represented by 58,000 ADSs to the open market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

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

Agreements that Transfer Economic Benefits to Us

Exclusive Outsourcing Agreement. Pursuant to the exclusive outsourcing agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, Beijing iSoftStone agreed to exclusively subcontract its business contracts, to the extent that subcontracting is permitted by such business contracts, to iSoftStone WFOE and pay the revenue collected under such business contracts to iSoftStone WFOE. The exclusive outsourcing agreement is currently effective and will only terminate upon written agreement by the parties.

Exclusive Technology Consulting and Management Service Agreement. Pursuant to the exclusive technology consulting and management service agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to provide exclusive technology consulting and management services to Beijing iSoftStone for service fees equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE. The exclusive technology consulting and management service agreement is currently effective, has a term of three years from its signing date and is renewable an unlimited number of times for three years unless terminated upon written agreement by the parties.

Trademark and Software Licensing Agreement. Pursuant to the trademark and software licensing agreement dated November 16, 2005 between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to license its trademarks, software copyrights and domain names to Beijing iSoftStone on a non-exclusive basis. Beijing iSoftStone pays licensing fees in a lump sum equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE and that are not otherwise paid to iSoftStone WFOE pursuant to the aforesaid exclusive technology consulting and management service agreement. The trademark and software licensing agreement is currently effective, has a term of three years from its signing date and is renewable an unlimited number of times for three years unless terminated upon written agreement by the parties.

Agreements that Provide Effective Control over Beijing iSoftStone

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated November 16, 2005 between iSoftStone WFOE and the individuals collectively holding over 90% of the equity interests in Beijing iSoftStone, which was subsequently amended on October 8, 2010, each signing shareholder agreed to pledge his or her equity interest in Beijing iSoftStone to iSoftStone WFOE to secure the performance of Beijing iSoftStone’s obligations under the relevant principal agreements, including the exclusive outsourcing agreement and the exclusive technology consulting and management service agreement with iSoftStone WFOE. The equity pledge agreement expires when Beijing iSoftStone fully performs its substantive obligations under the relevant principal agreements described above. Under the equity pledge agreement, each signing shareholder of Beijing iSoftStone also agreed not to transfer, dispose of or otherwise create any encumbrance on his or her equity interest in Beijing iSoftStone without prior written consent of iSoftStone WFOE. If Beijing iSoftStone fails to perform its contractual obligations, iSoftStone WFOE, as pledgee, will be entitled to dispose of the pledged equity interests. In addition, these shareholders of Beijing iSoftStone agreed that iSoftStone WFOE may purchase part or all of the pledged equity interests in Beijing iSoftStone when and to the extent that applicable PRC law permits.

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

Transactions with Certain Related Parties

Among the holders of our shares, the Fidelity Entities are affiliates of Fidelity Technology (Dalian) Limited, CSOF Technology Investments Limited and SeaBright China Special Opportunities Fund II, L.P. are affiliates of China Everbright Bank, and Hua Ying Management Co., Limited is an affiliate of Huawei, all of which are our existing clients. Our transactions with Fidelity Technology (Dalian) Limited, China Everbright Bank and Huawei are arm’s-length transactions.

Since 2007, we have, from time to time, provided IT services to, and paid certain expenses on behalf of, Beijing iSoftStone Boxin Technology Co., Ltd., or Boxin, a Chinese company in which iSoftStone WFOE owns 20% equity interest until August 2011 when iSoftStone WFOE sold such equity interest. As of December 31, 2009, 2010 and 2011, the total amount of services fees and expenses payment due to us from Boxin were $0.6 million, $1.4 million and nil, respectively.

Since 2007, Boxin has from time to time paid certain operating expenses on our behalf until we sold the equity interest in Boxin in August 2011, with the total amount due from us to Boxin being $50,000, $0.4 million and nil as of December 31, 2009, 2010 and 2011, respectively.

In 2007, we extended a loan to iSoftStone Technologies Co., Ltd., a Japanese company in which iSoftStone Japan Limited owns a 32.25% equity interest. As of December 31, 2009, 2010 and 2011, the outstanding loan principal and interest due to us from iSoftStone Technologies Co., Ltd. were $69,000, $86,000 and $91,000, respectively. The loan we extended to iSoftStone Technologies Co., Ltd. is unsecured, bears interest at a rate of 2.5% per annum, and is expected to be repaid in 2012.

In 2010, we extended an unsecured loan with a principal amount of $0.5 million and interest rate of 4.86% per annum to Wuxi iCarnegie Enterprise Management Co., Ltd., or Wuxi iCarnegie, a company in which we own 20% equity interest. Since 2010, we have from time to time, paid certain fees and expenses on behalf of Wuxi iCarnegie, including a course license fee of $0.6 million. As of December 31, 2009, 2010 and 2011, the total amount of outstanding loan principal and interest and fees and expenses payment due to us from Wuxi iCarnegie were nil, $1.1 million and $1.5 million, respectively.

Since 2010, Wuxi iCarnegie has from time to time paid certain operating expenses on our behalf, with the total amount due from us to Wuxi iCarnegie being nil, $0.6 million and $91,000 as of December 31, 2009, 2010 and 2011, respectively.

In August 2010, our existing shareholders Tekventure Limited and United Innovation (China) Ltd. transferred an aggregate of 5 million of our ordinary shares to our wholly owned subsidiary, iSoftStone Hong Kong Limited. These shares were purchased for $2 million in cash and are being held on our behalf and treated by us as treasury shares for accounting purposes. In October 2010, 461,000 and 700,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to a former employee at a per share price of $0.51 and $0.30, respectively, or $445,110 in the aggregate. These shares were transferred as partial consideration for our hiring and terminating that employee. Also in October 2010, 553,389 and 178,047 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to designees of several key employees at par value as partial consideration for our hiring of those employees. On March 29, 2011, 674,109 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to ESFB Asia Investment Limited as partial consideration for our acquisition of Beijing Kebao. On June 2, 2011, 500,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to Morinaga Technology Limited as partial consideration for our acquisition of the IT services business of Dalian Zhendan Science and Technology Co., Ltd.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees—Employment Agreements.”

Share Options

See “Item 6.B. Directors, Senior Management and Employees—Share Option Plan.”

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

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “ISS” and have been listed since December 14, 2010. The following table sets forth the high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual

2010(1)	$19.00	$15.30
2011	$22.63	$5.66

Quarterly

Fourth Quarter 2010(1)	$19.00	$15.30
First Quarter 2011	$21.35	$16.8
Second Quarter 2011	$22.63	$9.8
Third Quarter 2011	$16.00	$6.49
Fourth Quarter 2011	$11.14	$5.66
First Quarter 2012	$11.04	$8.4

Monthly

2011

October	$11.14	$5.66
November	$11.00	$8.13
December	$9.68	$7.62
2012
January	$11.00	$8.53
February	$11.04	$9.66
March	$10.59	$8.4
April (through 23, 2012)	$9.14	$7.58

(1)	Our ADSs began trading on the NYSE on December 14, 2010.

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

Dividend Distributions

See “Item 8.A. Financial Information—Dividend Policy” in connection with our policy regarding dividend distributions. See also “Item 3.D. Key Information—Risk Factors—Risks Relating to Our ADS—You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.”

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

People’s Republic of China Taxation

China promulgated a new Enterprise Income Tax Law effective on January 1, 2008. The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. While we do not currently consider our Cayman Islands holding company to be a PRC “resident enterprise”, there is a risk that the PRC tax authorities may deem our company as a PRC “resident enterprise”. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% or potentially 20% withholding tax may be imposed on dividends we pay to our non-PRC enterprise or individual shareholders respectively and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Currently, neither we nor our PRC counsel can be certain as to whether our Cayman Islands holding company will be regarded as a PRC “resident enterprise” or not. In addition, it is unclear whether, if our Cayman Islands holding company is considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other jurisdictions. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2012 or for any future taxable year.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009, increased by 3.3% in 2010 and increased by 5.4% in 2011. If inflation rates continue to rise, we may experience greater increases in the wages of our professionals as a result of the increasing inflation levels in China or otherwise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.”

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

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $22.5 million as of December 31, 2011 into Renminbi at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB141.7 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB140.3 million as of December 31, 2011.

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

Recently Issued Accounting Standards Not Yet Adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best- use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i) For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii) The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are in the process of evaluating the effect of adoption of this guidance on our consolidated financial statements.

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

Fees Payable by the Depositary to the Issuer

Our depositary has agreed to reimburse us for certain reasonable fees and expenses we incur that are directly related to establishment and ongoing maintenance of the ADR program, including (a) initial and ongoing listing fees, underwriting fees and fees paid in conjunction with the preparation and execution of any offering of ADRs to be issued under the ADR program, including our initial public offering; (b) investor relations activities related to the ADR program, including, but not limited to, road shows, investor conference participation expenses, prospectus printing, related advertising and public relations in those jurisdictions in which the ADRs trade; (c) reasonable legal, audit and accounting fees and expenses, including, but not limited to, those related to reporting and corporate governance requirements of the SEC and/or any stock exchanges upon which the ADRs are listed for trading; (d) shareholder identification and perception studies and other investor relations expenses, in each case as arranged by or through the depositary; (e) broker reimbursements; and (f) any out-of-pocket expenses and fees we might otherwise owe the depository and other bona fide ADR program related third party expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not perforce related to the amounts of fees the depositary collects from investors. In the year ended December 31, 2011, we received from the depositary reimbursement payment in the amount of $1.0 million for expenses incurred by use relating to the establishment and ongoing maintenance of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 11, 2012, we entered into a restricted issuance agreement with JPMorgan Chase Bank, N.A., as depositary, pursuant to which the depositary may issue restricted American depositary shares upon a deposit of restricted securities by a depositor. Other than the foregoing, the rights of securities holders have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2011 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISOFTSTONE HOLDINGS LIMITED

We have audited the internal control over financial reporting of iSoftStone Holdings Limited (the “Company”), its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

Changes in Internal Control over Financial Reporting

We previously disclosed in our Form 20-F for the year ended December 31, 2010 that, we and our independent registered public accounting firm identified one material weakness and one significant deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency identified was related to the lack of control over a migration from one information system to an upgraded system. In response to the material weakness and significant deficiency identified in our 2010 annual report on Form 20-F, and in cooperation with our Board and under the supervision of our Audit Committee, we have actively engaged during 2011 in a number of actions to remediate the material weakness and significant deficiency described above, including:

•

Since July 2010, we have strengthened our U.S. GAAP reporting capacities by hiring additional qualified accounting personnel. We hired a Director of Reporting and two Managers of Reporting in July 2010 and added three more accounting and reporting supervisors in 2011. As of December 31, 2011, we have nine people who have relevant U.S. GAAP accounting and reporting experience and are all from “Big 4” auditing firms.

•

We implemented regular and continuous U.S. GAAP accounting and financial reporting training programs, including internal and external programs, for our existing accounting and reporting personnel, including senior financial leaders. We also maintained access to “Big 4” websites and other channels to receive timely updates on announcements of new U.S. GAAP literature and SEC regulations.

•

We devoted significant man power to: (1) update our operating and accounting system during the first quarter of 2011; (2) ensure data accuracy and completeness following the system upgrade; (3) standardize the process of collection and presentation of accounting and operational data to enhance our operational and financial reporting; and (4) redefine our monthly and quarterly financial and business information package for management, Audit Committee and Board to enhance the business reviews led by our senior management team, Audit Committee and Board.

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

•

We established our internal audit function and designated a team of management level personnel with in-depth knowledge of financial reporting, our operations and comprehensive experience in process management to work with PricewaterhouseCoopers’ consulting team to manage our day-to-day implementation during 2011.

As of December 31, 2011, we believe we have sufficient accounting personnel with appropriate U.S. GAAP knowledge to fulfill our reporting obligations pursuant to the requirement of U.S. GAAP. Our management also determined that, as of December 31, 2011, the applicable controls were effectively designed and operating so as to enable our management to conclude that the aforementioned material weakness and significant deficiency have been remediated.

Except for the remedial measures described above, there were no significant changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Al-Noor Gulamali Abdulla Ramji, Tom Manning and Benson Tam. Mr. Manning is the chairman of our audit committee, and Mr. Tam meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Ramji, Mr. Manning and Mr. Tam satisfies the “independence” requirements within the meaning of Section 303A of the Corporate Governance Rules of the NYSE and satisfies the “independence” requirements under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our principal external auditors, in the fiscal year ended December 31, 2010 and 2011, respectively.

	Fiscal Year ended December 31,
	2010		2011
	(In thousands)
	RMB	US$	RMB	US$
Audit fees (1)	4,214	622	7,626	1,180
Audit-related fees (2)	6,690	984	—	—
Tax fees (3)	1,137	168	478	74
All other fees(4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.
(4)	“All other fees” means the aggregate fees billed for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

1.1*	Form of Fourth Amended and Restated Memorandum of Association and Fifth Amended and Restated Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

2.6	Restricted Issuance Agreement dated as of January 11, 2012 among the Registrant, the Depositary and Owners and Beneficial Owners of the Restricted American Depositary Shares

2.7*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.8*	Additional Investor Joinder Agreement to Investors’ Rights Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.9*	Amendment to Investors’ Rights Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.10*	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.11*	Additional Investor Joinder Agreement to Right of First Refusal and Co-Sale Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.12*	Amendment to Right of First Refusal and Co-Sale Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.13*	Amendment No. 2 to Investors’ Rights Agreement, dated as of November 26, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein.

4.1*	2008 Share Incentive Plan

4.2*	2009 Share Incentive Plan

4.3*	2010 Performance Incentive Plan

4.4*	Form of Employment Agreement with the Registrant’s officers

4.5*	Form of Indemnification Agreement with the Registrant’s directors and officers

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

15.2	Consent of Han Kun Law Offices

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-170785), as amended, initially filed with the Securities and Exchange Commission on November 23, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iSoftStone Holdings Limited

/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Chief Executive Officer

Date: April 27, 2012

ISOFTSTONE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISOFTSTONE HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of iSoftStone Holdings Limited (the “Company”), its subsidiaries, and variable interest entity (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31, 2010	December 31, 2011
Assets
Current assets:
Cash	$181,080	$101,196
Restricted cash	2,873	1,581
Accounts receivable, net of allowance for doubtful accounts of $2,320 and $4,219 as of December 31, 2010 and 2011, respectively	101,943	152,663
Prepaid expenses and other current assets	7,821	18,994
Amounts due from related parties	2,534	1,591
Deferred tax assets, current	1,125	2,467

Total current assets	297,376	278,492

Long term investments	401	9,351
Property and equipment, net	17,900	55,791
Intangible assets, net	5,618	4,688
Goodwill	19,371	24,597
Other non-current assets	1,902	1,895
Deferred tax assets, non-current	463	—
Land use rights, net	—	3,242

Total assets	$343,031	$378,056

Liabilities
Current liabilities:
Accounts payable	$12,916	$15,924
Deferred revenue	5,716	8,387
Accrued expenses and other current liabilities	24,094	31,372
Income tax payable	1,652	3,102
Amounts due to related parties	981	94
Share-based compensation liability	62	—
Short term borrowings	37,275	15,094
Deferred consideration in connection with business acquisitions, current	3,133	3,488
Contingent consideration payable in connection with business acquisitions, current	450	2,398
Convertible notes, current	29,415	—

Total current liabilities	115,694	79,859

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31, 2010	December 31, 2011

Deferred consideration in connection with business acquisitions, non-current	510	—
Contingent consideration payable in connection with business acquisitions, non-current	148	1,678
Deferred tax liabilities, non-current	1,249	1,158
Other liabilities, non-current	—	602

Total liabilities	$117,601	$83,297

Commitments (Note 27)

Equity
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2010 and 2011, respectively; 523,953,829 and 557,682,406 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	52	56
Treasury shares	(1,243)	(773)
Shares to be issued	1,571	1,262
Additional paid-in capital	241,213	282,134
Statutory reserves	5,703	9,664
Accumulated other comprehensive income	6,914	15,719
Accumulated deficit	(29,786)	(14,902)

Total iSoftStone Holdings Limited shareholders’ equity	224,424	293,160
Noncontrolling interest	1,006	1,599

Total equity	225,430	294,759

Total liabilities and equity	$343,031	$378,056

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2009	2010	2011
Revenues	$137,206	$200,783	$288,384
Business tax	(2,819)	(3,808)	(4,967)

Net revenues	134,387	196,975	283,417
Cost of revenues (Including share-based compensation of $159, $175 and $307 for the years ended December 31, 2009, 2010 and 2011, respectively)	(88,391)	(125,689)	(181,121)

Gross profit	45,996	71,286	102,296

Operating expenses:
General and administrative expenses (Including share-based compensation of $2,074, $8,091 and $7,611 for the years ended December 31, 2009, 2010 and 2011, respectively)	(26,654)	(44,277)	(50,768)
Selling and marketing expenses (Including share-based compensation of $110, $273 and $1,225 for the years ended December 31, 2009, 2010 and 2011, respectively)	(13,205)	(17,468)	(27,685)
Research and development expenses (Including share-based compensation of $7, $7 and $188 for the years ended December 31, 2009, 2010 and 2011, respectively)	(1,222)	(3,852)	(3,684)

Total operating expenses	(41,081)	(65,597)	(82,137)

Changes in fair value of contingent consideration in connection with business combination	(3)	28	(4,969)
Other income	981	262	324
Government subsidies	2,999	3,269	1,840
Gain on deconsolidation of Wuxi iCarnegie	—	1,079	—

Income from operations	8,892	10,327	17,354

Interest income	138	180	1,118
Interest expense	(878)	(5,742)	(1,424)
Change in fair value of convertible note derivatives	—	(8,428)	2,832
Gain on bargain purchase of a business	66	—	—

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	8,218	(3,663)	19,880
Income taxes benefit (expense)	823	288	(319)

Income (loss) after income taxes before loss in equity method investments, net of income taxes	9,041	(3,375)	19,561
Loss on equity method investments, net of income taxes	(13)	(245)	(565)

Net income (loss)	9,028	(3,620)	18,996
Less: Net (loss) income attributable to noncontrolling interest	(21)	(438)	151

Net income (loss) attributable to iSoftStone Holdings Limited	$9,049	$(3,182)	$18,845

Net income (loss) per share attributable to ordinary shareholders of iSoftStone Holdings Limited:
Basic	$0.01	$(0.05)	$0.03

Diluted	$0.01	$(0.05)	$0.03

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	125,106,274	149,341,325	547,143,620

Diluted	131,892,325	149,341,325	592,082,213

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accu- mulated deficit	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2009	122,888,300	$12	95,286,195	$14,150	$—	$55	$12,768	$1,622	$(26,287)	$3,901	$6,221	$3	$6,224

Issuance of ordinary shares in connection with business acquisition of Akona	7,548,288	1	—	—	—	—	3,622	—	—	—	3,623	—	3,623
Issuance of ordinary shares in connection with business acquisition of iSoftStone Resource Ltd. (“ISSR”)	66,265	—	—	—	—	—	32	—	—	—	32	—	32
Issuance of ordinary shares in connection with exercise of options	400,000	—	—	—	—	—	120	—	—	—	120	—	120
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,700)	—	(2,700)	—	(2,700)
Vesting of nonvested shares (to be issued)	—	—	—	—	—	124	(124)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	2,350	—	—	—	2,350	—	2,350
Provision for statutory reserves	—	—	—	—	—	—	—	2,511	(2,511)	—	—	—	—
Capital contribution from noncontrolling interest shareholder of Wuxi iCarnegie	—	—	—	—	—	—	—	—	—	—	—	513	513
Comprehensive income:
Net income (loss)	—	—	—	—	—	—	—	—	9,049	—	9,049	(21)	9,028	$9,028
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(105)	(105)	—	(105)	(105)

Total comprehensive income														$8,923

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accu- mulated deficit	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2009	130,902,853	$13	95,286,195	$14,150	$—	$179	$18,768	$4,133	$(22,449)	$3,796	$18,590	$495	$19,085

Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,585)	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company	—	—	—	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 22)	4,500,000	1	—	—	—	—	2,705	—	—	—	2,706	—	2,706
Vesting of nonvested shares (to be issued) (Note 17)	—	—	—	—	—	51	(51)	—	—	—	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	—	4,745	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—	—	29	—	—	—	29	—	29
Transfer of ordinary shares in connection with the employment of certain employees (Note 17)	—	—	—	—	293	(75)	(218)	—	—	—	—	—	—
Sale of ordinary shares to a former employee (Note 22)	—	—	—	—	464	—	843	—	—	—	1,307	—	1,307
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	—	123,445	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	—	54,745	—	54,745

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accu- mulated deficit	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	—	20,928	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	—	131	—	131
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	—	1,071	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	—	1,262	—	1,262
Ordinary shares to be issued to a consultant (Note 17)	—	—	—	—	—	154	—	—	—	—	154	—	154
Capital contribution from noncontrolling interest shareholder of Guodian	—	—	—	—	—	—	—	—	—	—	—	586	586
Capital contribution from noncontrolling interest shareholder of Jiewen	—	—	—	—	—	—	—	—	—	—	—	242	242
Acquisition of noncontrolling interest iSoftStone Korea	—	—	—	—	—	—	—	—	—	—	—	15	15
Deconsolidation of Wuxi iCarnegie	—	—	—	—	—	—	—	—	—	—	—	67	67
Provision for statutory reserves	—	—	—	—	—	—	—	1,570	(1,570)	—	—	—	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	—	(3,182)	—	(3,182)	(438)	(3,620)	$(3,620)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,118	3,118	39	3,157	$3,157

Total comprehensive income (loss)														$(463)

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Accu- mulated deficit	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2010	523,953,829	$52	—	$—	$(1,243)	$1,571	$241,213	$5,703	$(29,786)	$6,914	$224,424	$1,006	$225,430

Share-based compensation	—	—	—	—	—	—	9,322	—	—	—	9,322	—	9,322
Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	—	—	4,247	—	—	—	4,248	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	—	—	200	(55)	(145)	—	—	—	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	—	—	270	(80)	(190)	—	—	—	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	—	—	27,235	—	—	—	27,237	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	—	—	(20)	88	—	—	—	68	—	68
Issuance of ordinary shares to a consultant (Note 17)	324,849	1	—	—	—	(154)	364	—	—	—	211	—	211
Noncontrolling interest acquired in connection with the acquisition of iHealthStone	—	—	—	—	—	—	—	—	—	—	—	(14)	(14)
Capital contribution from noncontrolling interest shareholder of iHealthStone	—	—	—	—	—	—	—	—	—	—	—	46	46
Capital contribution from noncontrolling interest shareholder of iSS-iSYS	—	—	—	—	—	—	—	—	—	—	—	350	350
Provision for statutory reserves	—	—	—	—	—	—	—	3,961	(3,961)	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	18,845	—	18,845	151	18,996	18,996
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	8,805	8,805	60	8,865	8,865

Total comprehensive income														$27,861

Balance as of December 31, 2011	557,682,406	$56	—	$—	$(773)	$1,262	$282,134	$9,664	$(14,902)	$15,719	$293,160	$1,599	$294,759

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$9,028	$(3,620)	$18,996
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	2,350	8,546	9,331
Depreciation and amortization of property and equipment	3,197	4,674	7,012
Amortization of intangible assets	2,015	1,965	3,432
Amortization of land use right	—	—	30
Provision of allowance for doubtful accounts	114	2,515	2,438
Loss on equity method investments	13	245	565
Gain on deconsolidation of Wuxi iCarnegie	—	(1,079)	—
Loss on disposal of property and equipment	77	168	313
Change in fair value of contingent consideration in connection with business combinations	—	(28)	4,969
Change in fair value of convertible notes derivatives	—	8,428	(2,832)
Imputed interest expense in connection with convertible notes	—	4,418	654
Gain on bargain purchase of a business	(66)	—	—
Accrued interest expense of consideration payable in connection with a business acquisition	64	—	—
Changes in operating assets and liabilities:
Accounts receivable	(39,646)	(29,631)	(46,447)
Prepaid expenses and other current assets	(2,293)	(3,191)	(7,685)
Payment for land use right	—	—	(3,273)
Amounts due from related parties	(20)	(1,797)	1,043
Deferred tax assets	(1,134)	(91)	(779)
Accounts payable	4,160	4,895	1,607
Deferred revenue	1,601	1,508	3,137
Accrued expenses and other current liabilities	6,039	2,969	7,419
Income tax payable	782	251	1,368
Amounts due to related parties	(7)	846	(899)
Deferred tax liabilities	(505)	(492)	(862)

Net cash (used in) provided by operating activities	(14,231)	1,499	(463)

Cash flows from investing activities:
Purchase of property and equipment	(5,046)	(11,662)	(44,312)
Purchase of intangible assets	—	—	(107)
Proceeds from disposal of property and equipment	83	—	—
Deferred and contingent consideration paid for business acquisitions (i)	(700)	(3,793)	(5,022)
Proceeds from sales of long term investment	—	—	270
Payments for long term investments	(165)	(18)	(12,036)
Proceeds from deconsolidation of Wuxi iCarnegie (net of cash in Wuxi iCarnegie of $488)	—	176	—
Consideration paid for acquiring of noncontrolling interest	—	(30)	—
Restricted cash	(1,109)	(1,683)	1,374

Net cash used in investing activities	(6,937)	(17,010)	(59,833)

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Proceeds from issuance of convertible notes, net of issuance cost of $198, $367 and nil, for the year ended December 31, 2009, 2010 and 2011, respectively	28,802	8,633	—
Proceeds from issuance of ordinary shares during IPO	—	127,686	—
Payment of offering cost in connection with the issuance of ordinary shares	—	(2,580)	(1,485)
Proceeds from exercise of options	120	29	4,031
Proceeds from sale of ordinary shares	—	445	211
Proceeds from short term borrowings	30,722	40,772	14,941
Payment of short term borrowings	(8,777)	(32,498)	(37,627)
Deferred and contingent consideration paid for business acquisitions (i)	(8,783)	(891)	(2,184)
Capital contribution from noncontrolling interest shareholder	513	242	350
Payment for the investment by a subsidiary in parent company	—	(2,000)	—

Net cash provided by (used in) financing activities	42,597	139,838	(21,763)

Effect of exchange rate changes	(67)	1,615	2,175

Net increase (decrease) in cash	21,362	125,942	(79,884)
Cash at beginning of year	33,776	55,138	181,080

Cash at end of year	$55,138	$181,080	$101,196

Supplemental disclosure of cash flow information:
Income taxes paid	$33	$359	$235
Interest paid	$591	$1,337	$889
Supplemental schedule of non-cash activities:
Conversion of preference shares to ordinary shares	$—	$54,745	$—
Conversion of convertible notes to ordinary shares	$—	$20,928	$27,237
Accrued offering cost	$—	$1,661	$—
Settlement of contingent consideration of acquisition of MDCL by shares (Note 3)	$—	$131	$—
Capital contribution in the form of software copyright from noncontrolling interest shareholder of Guodian (Note 9)	$—	$586	$—

(i)	Deferred and contingent considerations relating to business acquisitions which were paid within three months or less from the acquisition date were included in the investing activities; payments made after three months from the acquisition date were included in the financing activities.

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

iSoftStone Holdings Limited (the “Company”), incorporated in the Cayman Islands, is the holding company for a group of companies. The Company, its subsidiaries and one consolidated variable interest entity (the “VIE”) (collectively the “Group”) are principally engaged in providing an integrated suite of IT services and solutions, including IT services, Consulting and Solution services, and Business Process Outsourcing services (“BPO services”).

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

Currently, the Group conducts its business primarily through the following subsidiaries:

•

iSoftStone WFOE, which is a primary operating entity and hosts the Group’s headquarters in Beijing, China. iSoftStone WFOE operates China-based delivery platform and holds China-based subsidiaries, including three key regional centers: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou.

•	iSoftStone Inc., the Company’s wholly owned subsidiary incorporated in the State of Delaware, United States.

•	iSoftStone Japan Limited, the Company’s wholly owned subsidiary incorporated in Japan.

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

•

In December 2006, the Group acquired 75% of the equity interest in Beijing Kebao System Engineering Co., Ltd. (“Kebao”). And in September 2007, the Group acquired the remaining 25% equity interest in Kebao. In July 2010, the Group dissolved Kebao after the integration of all business into another operating entity of the Group.

•	In July 2007, the Group acquired the operating assets and liabilities of Wuxi Huayang Software Co., Ltd. (“Wuxi Huayang”).

•	In January 2008, the Group acquired the IT services business of Shanghai Jiefeng Computer Science Co., Ltd. (“Jiefeng”).

•	In February 2008, the Group acquired Akona System Inc. (“Akona”), a Washington corporation primarily focusing on IT consulting services in the U.S.

•	In March 2009, the Group acquired the IT services business of Shenzhen Star Ronghe Science and Technology Co., Ltd. (“Star”).

•	In March 2009, the Group acquired the IT services business of MDCL- Frontline (China) Ltd. (“MDCL”).

•	In October 2010, the Group acquired Ascend Technologies, Inc. (“Ascend”).

•	In November 2010, the Group acquired Shanghai Kangshi Information System Co., Ltd. (“Shanghai Kangshi”).

•	In January 2011, the Group acquired iHealthStone Co., Limited (“iHealthStone”).

•	In July 2011, the Group acquired Adventier Consulting Group, Inc. (“Adventier”).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – (Continued)

As of December 31, 2011, the Group’s subsidiaries and VIE were as follows:

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership
Subsidiaries
iSoftStone Information Technology (Group) Company Limited (“iSoftStone WFOE”)	November 4, 2005	PRC	100%
iSoftStone Korea Inc. (“iSoftStone Korea”)	April 20, 2006	Korea	100%
iSoftStone Japan Limited (“iSoftStone Japan”)	August 31, 2006	Japan	100%
iSoftStone Information Technology Company Limited ( “iSoftStone Tianjin”)	December 6, 2006	PRC	100%
iSoftStone Information System Service Company Limited ( “iSoftStone Wuxi”)	December 12, 2006	PRC	100%
iSoftStone Inc.	July 18, 2007	USA	100%
Tianjin Saisi Information Technology Company Limited (“Saisi”)	August 24, 2007	PRC	100%
Beijing iSoftStone Data Technology Service Company Limited (“iSoftStone Data”)	May 23, 2008	PRC	100%
iSoftStone Hong Kong Limited ( “iSoftStone HK”)	October 15, 2008	Hong Kong	100%
Guangzhou iSoftStone Information Technology Company Limited ( “iSoftStone Guangzhou”)	February 17, 2009	PRC	100%
Beijing Guodian Ruantong Technology Company Limited (“Guodian”)	December 28, 2009	PRC	60%
Nanjing iSoftStone Information Technology Company Limited (“iSoftStone Nanjing”)	June 22, 2010	PRC	100%
iSoftStone Information Technology Group (Dalian) Company Limited (“iSS-Dalian”)	July 30, 2010	PRC	100%
Hangzhou iSoftStone Information Services Company Limited ( “iSoftStone Hangzhou”)	August 16, 2010	PRC	100%
Ascend Technologies, Inc. (“Ascend”)	October 7, 2010	USA	100%
Shanghai Kangshi Information System Company Limited ( “Shanghai Kangshi”)	November 10, 2010	PRC	100%
Beijing iSoftStone Jiewen Information Technology Company Limited (“Jiewen”)	November 12, 2010	PRC	67%
iHealthStone Co., Limited (“iHealthStone”)	January 21, 2011	PRC	90.2%
iSoftStone Information Technology Group Chengdu Technology Company Limited (“iSS-Chengdu”)	January 21, 2011	PRC	100%
Xi’an iSoftStone Information Technology Company Limited (“TJ-Xian”)	March 23, 2011	PRC	100%
Shenzhen iSoftStone Technology Company Limited (“iSS-Shenzhen”)	April 27, 2011	PRC	100%
Zhenjiang iSoftStone Information Technology Company Limited (“WX-Zhenjiang”)	May 18, 2011	PRC	100%
iSoftStone Information Technology (Dalian) Company Limited (“iSoftStone Dalian”)	May 31, 2011	PRC	100%
Tianjin Intime Information Technology Company Limited (“Tianjin Intime”)	June 21, 2011	PRC	100%
iSoftStone Limited (“iSS-UK”)	June 24, 2011	UK	100%
iSoftStone UG (“iSS-Germany”)	June 28, 2011	Germany	100%
iSoftStone Information Technology Group (Wuhan) Company Limited (“iSS-Wuhan”)	July 13, 2011	PRC	100%
iSYS Information Technology Co., Ltd. (“iSS-iSYS”)	July 14, 2011	PRC	65%
Adventier Consulting Group, Inc. (“Adventier”)	July 31, 2011	USA	100%
iSoftStone Information System Service Yancheng Company Limited (“WX-Yancheng”)	September 30, 2011	PRC	100%
iSoftStone LLC (“iSS-LLC”)	November 2, 2011	USA	100%
Variable Interest Entity
Beijing iSoftStone Technologies Limited ( “Beijing iSoftStone”)	November 18, 2005	PRC	100%

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Variable interest entity

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The new VIE model requires that, upon adoption, a reporting entity should determine whether an entity is a VIE, and whether the reporting entity is the VIE’s primary beneficiary, as of the date that the reporting entity first became involved with the entity, unless an event requiring reconsideration of those initial conclusions occurred after that date. When making this determination, a reporting entity must assume that guidance had been effective from the date of its first involvement with the entity. The Group adopted the guidance on January 1, 2010.

Certain of clients of the Group, primarily PRC state-owned entities, are not permitted to receive certain services from foreign owned entities. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, iSoftStone WFOE, the Company’s wholly owned subsidiary in PRC, as a foreign invested company, is restricted from engaging in related business with these clients. The Group therefore conducts such business through its VIE, Beijing iSoftStone. iSoftStone WFOE entered into a series of agreements with Beijing iSoftStone and its shareholders in November 2005 through which iSoftStone WFOE enjoys substantially all of the risks of ownership of the VIE and controls it. The agreements comprise:

Exclusive Outsourcing Agreement: Pursuant to the exclusive outsourcing agreement between iSoftStone WFOE and Beijing iSoftStone, Beijing iSoftStone agreed to exclusively subcontract its business contracts, to the extent that subcontracting is permitted by such business contracts, to iSoftStone WFOE and pay the revenue collected under such business contracts to iSoftStone WFOE. The exclusive subcontracting agreement is currently effective and will only terminate upon written agreement by the parties.

Exclusive Technology Consulting and Management Service Agreement: Pursuant to the exclusive technology consulting and management service agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to provide exclusive technology consulting and management service to Beijing iSoftStone for service fees equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE. The exclusive technology consulting and management service agreement is currently effective and has a term of three years from its signing date and is renewable an unlimited number of times for three years unless terminated upon written agreement by the parties.

Trademark and Software Licensing Agreement: Pursuant to the trademark and software licensing agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to license its trademarks, software copyrights and domain names to Beijing iSoftStone on a non-exclusive basis. Beijing iSoftStone would pay licensing fees in a lump sum equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE and that are not otherwise paid to iSoftStone WFOE pursuant to the aforesaid exclusive technology consulting and management service agreement. The trademark and software licensing agreement is currently effective and has a term of three years from its signing date and is renewable an unlimited number of times for three years unless terminated upon written agreement by the parties.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Variable interest entity – (Continued)

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

Through a series of contractual arrangements, iSoftStone WFOE is the primary beneficiary of the VIE and the Company has consolidated the financial results of the VIE in its consolidated financial statements since the date of inception of Beijing iSoftStone.

The VIE generated limited net revenues from providing services to primarily PRC state-owned entities which are not permitted to receive certain services from foreign owned entities such as the Company and iSoftStone WFOE.

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2010	2011
Total assets	$280	$126
Accounts payable	(10)	—
Deferred revenue	(7)	(18)
Accrued expenses and other current liabilities	(50)	(42)
Total liabilities	$(67)	$(60)

	Years ended December 31,
	2009	2010	2011
Net revenues	$189	$123	$30
Net income (loss)	$9	$(15)	$(142)

	Years ended December 31,
	2009	2010	2011
Net cash (used in) provided by operating activities	$3	$131	$(37)
Net cash used in investing activities	$—	$—	$—
Net cash provided by financing activities	$—	$—	$—

No assets of the VIE are collateral for VIE’s obligations. There are no restrictions on the use of the VIE’s assets to settle the Company’s obligations. As of December 31, 2010 and 2011, none of the VIE’s liabilities have recourse to the Company.

Noncontrolling interest

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, income taxes, collectability of accounts receivable, impairment of goodwill, estimated useful lives and impairment of property and equipment and intangible assets, contingent consideration in relation to business combinations, share-based compensation and fair value of ordinary shares.

Restricted cash

Restricted cash represents the security deposits with certain Chinese banks who issue bank accepted drafts for the purpose of settlement of trading purchases with the Company’s suppliers. The restriction normally lasts for a period of three to six months.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	45 years
Computers and software	3 – 5 years
Furniture and office equipment	5 – 17 years
Motor vehicles	5 years
Leasehold improvements	the shorter of lease terms or the estimated useful lives

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Property and equipment, net – (Continued)

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

Acquired intangible assets with finite lives

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Customer base is amortized using the estimated attrition pattern of the acquired intangible assets. The weighted average amortization period in total is 4.4 years. Contract backlog, non-compete agreements and trademark are amortized using the straight-line method over the following estimated economic lives:

Customer base	1.8 – 6 years
Contract backlog	0.3 – 1.3 years
Non-compete agreements	4 – 5 years
Trademark	4.4 years

Land use right

All land in the PRC is owned by the PRC government, which, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Payment for acquiring land use right is stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided on a straight-line basis over the term of the land use right.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses during the years ended December 31, 2009, 2010 and 2011.

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

Research and development expenses

Research and development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable. To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Group has expensed all research and development expenses when incurred. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted for as cost of revenues.

Revenue recognition

The Group provides a comprehensive range of IT services and solutions, categorized into three business lines: (i) IT services; (ii) Consulting and Solution services; and (iii) BPO services. The rights to software developed by the Group on behalf of its clients belong to the clients and the Group does not have the option to acquire such rights from its clients. The Group provided services on a time-and-expense basis, a fixed-price basis or, with respect to some BPO services, on a volume basis.

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. Net revenues recognized for time-and-expense basis contracts totaled $73,963, $79,366 and $107,261 for the years ended December 31, 2009, 2010 and 2011, respectively.

Fixed-price basis contracts

Revenues from fixed-price basis contracts require the Group to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. The Group recognizes cost of revenues for labor and other costs on actual basis with no deferral of project costs. The Group believes it can reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions based on the Group’s historic experience. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Net revenues recognized for fixed-price basis contracts totaled $57,678, $115,835 and $172,695 for the years ended December 31, 2009, 2010 and 2011, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue recognition – (Continued)

Volume basis contracts

For volume basis contracts, the Group recognizes service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process. Net revenues recognized for volume basis contracts totaled $2,746, $1,774 and $3,461 for the years ended December 31, 2009, 2010 and 2011, respectively.

Business tax

The Group’s PRC subsidiaries are subject to business tax at rate of 5% and related surcharges of total revenues for certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded $261, $240 and $77 of VAT rebate in revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

Other income

Other income primarily consists of retained net revenue of sub-contract, which is the amount billed to a customer less the amount paid to a supplier.

Government subsidies

Government subsidies include amounts granted by local government authorities to encourage the employment of new college graduates and other purposes. Government subsidies are recorded as receivables when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies, when historically the expenses that the subsidies intended to compensate normally have incurred by the Company. Subsidies to encourage employment of new college graduates are recognized in the statement of operations as deductions to the cost of revenues and related expenses, primarily costs of revenues. Subsidies for other purposes are recognized as other operating income because the subsidies are not intended to compensate for specific expenditure. For the years ended December 31, 2009, 2010 and 2011, the Group recognized government subsidies as a reduction to costs of revenues of $1,815, $6,133 and $9,277, respectively, as a reduction to operating expenses of $316, $1,569 and $3,054, respectively, and as other operating income of $2,999,$3,269 and $1,840, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income taxes – (Continued)

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the prevailing rates of exchange on the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB, Yen, HK$, NT$, and WON translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency, based on the exchange rates quoted by the Federal Reserve Bank of New York. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of the other comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of equity and comprehensive income (loss).

Share-based compensation

The Group grants share options to its employees for retention and incentive purpose. The value of the share options is measured based on the fair value on the grant date. The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period, which is generally the vesting period of the award in accordance with the graded vesting schedule. The amount of compensation expenses recognized for any period is not less than the portion of the fair value of the options vested during that period. The estimate of forfeiture rate is adjusted over the requisite service period to the extent that actual forfeiture rate differs, or are expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative true-up adjustment in the period of change and will impact the amount of share-based compensation expense to be recognized in future periods.

Shares awards issued to non-employees, such as consultants, are measured at fair value at the earlier of the commitment date or the date the service is completed, and are recognized over the period the service is provided in accordance with the graded vesting schedule.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Net income per share – (Continued)

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

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand. The Group’s cash balances in RMB as of December 31, 2009, 2010 and 2011 were RMB180,174,000, RMB350,501,290 and RMB473,192,669 respectively.

During the periods, the Group incurred foreign currency risk mainly on sales denominated in US$, and Japanese Yen. The Group did not enter into any foreign exchange forward contracts to hedge against exchange rate fluctuations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and accounts receivable.

The Group places its cash with authorized financial institutions.

The Group has relatively high concentration of revenues with certain clients. Clients accounting for 10% or more of total net revenues are as follows:

	For the year ended December 31,
	2009		2010		2011
	Amount	%	Amount	%	Amount	%
Client A	$26,198	19	$48,670	25	$65,406	23
Client B	$19,973	15	$24,739	13	$24,907	9

Clients accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2010		2011
	Amount	%	Amount	%
Client A	$26,556	26	$45,131	30

Recent accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Recent accounting pronouncements not yet adopted – (Continued)

•

Premiums or discounts in fair value measure—the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Group is also obligated to pay additional performance-based cash consideration at twice the audited net income of the acquired business for the period from July 1, 2007 to June 30, 2010, plus $134 and less previously paid cash consideration of $1,886. In October 2010, the Group entered into a settlement agreement with the selling shareholders and fixed the additional cash consideration at $674, of which $629 and $45 were paid in December 2010 and August 2011, and was recorded as an addition to the goodwill in 2010 and 2011.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force, and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of the acquired business of Wuxi Huayang have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

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

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of the acquired business of Jiefeng have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(c) Acquisition of Akona

On February 28, 2008, the Group acquired 100% equity interest in Akona, a Washington corporation primarily focused on IT services business in the U.S. for the purpose of enhancing the onshore delivery capability to a major client located in the U.S.

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

Pursuant to the terms of the original purchase agreement, the contingent consideration of $9,263 was determined, based on the 2008 performance of the acquired business which consisted of $5,640 in cash and 7,548,288 ordinary shares of the Company valued at $0.48 per share, with the assistance of American Appraisal China Limited, an independent valuation firm. The cash was paid and the shares were issued in 2009. The additional consideration was recorded as an addition to the goodwill in 2009.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of Akona have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

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

On December 31, 2009, the Group entered into a supplementary purchase agreement with the selling shareholders to revise the contingent consideration provision and determine the total consideration will be up to $1,528 in cash, consisting of $836 payable unconditionally, which was reclassified as deferred consideration as of December 31, 2009 and paid in 2010, and up to $692 payable upon the attainment to certain performance targets for the twelve months period ended February 28, 2010, of which $257 was paid in 2010. The fair value of the contingent consideration as of December 31, 2009 was determined as $670. The decrease in the fair value of contingent consideration payable excluding the effect of amount reclassified to deferred consideration, which was $90, was recorded as a gain of changes in fair value of contingent consideration in the consolidated statements of operations in 2009. As of December 31, 2010, there was $436 unpaid cash consideration which was paid in 2011. The increase in the fair value of contingent consideration payable, excluding the $23 payment in 2010 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2010. In April 2011, cash consideration of $439 was paid. The decrease in the fair value of contingent consideration payable of $2 in 2011 was recorded as a gain of changes in fair value of contingent consideration in the consolidated statements of operation in 2011.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of the acquired business of Star have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

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

The changes in fair value of the contingent consideration from date of acquisition to December 31, 2009 was determined to be an increase in liability of $93, which was recognized in the consolidated statement of operations in 2009.

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

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of the acquired business of MDCL have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

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

The changes in fair value of the contingent consideration from date of acquisition to December 31, 2010 was determined to be an increase in liability of $132, which was recognized as a loss in the consolidated statement of operations in 2010.

In 2011, pursuant to the purchase agreement, the contingent consideration of $3,394 in cash was determined based on performance of the acquired business for the period from October 1, 2010 to September 30, 2011, of which $1,697 was paid in December 2011. As of December 31, 2011, the remaining $1,697 was recorded at its present value of $1,593 as deferred consideration payable, which is to be paid in 2012. The increase in the fair value of contingent consideration payable of $2,966 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2011.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of Ascend have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(g) Acquisition of Shanghai Kangshi

On November 10, 2010, the Group acquired 100% equity interest of Shanghai Kangshi, an information technology outsourcing service provider based in Shanghai, China for the purpose to enhance capability in providing business intelligence services to China and global customers.

The consideration consists of an initial cash consideration of $6,373, and 970,215 ordinary shares of the Company valued at $1.235 per share. There was $1,867 cash consideration paid in 2010. A portion of these shares will be subject to repurchase at a nominal price if the performance of the acquired business for each of the year 2010, 2011 and 2012 fails to achieve that year’s performance target. The repurchase right for the ordinary shares issued was accounted for as a contingent receivable, which was valued at $225 by the Group at the acquisition date. The contingent share consideration was valued by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

	$0,000	$0,000	$0,000
Cash consideration	$6,373
Value of ordinary shares	1,198
Contingent receivable	(225)

Total consideration	$7,346

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$929
Current assets	1,151
Current liabilities	(443)
Non-current assets	35
Intangible assets acquired:
Customer base	1,970	3.2 – 5.2 years
Contract backlog	318	0.9 years
Non-compete agreement	155	5.0 years
Goodwill	3,597
Deferred tax liabilities	(366)

Total consideration	$7,346

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The change in fair value of the contingent consideration from the date of acquisition to December 31, 2010 was determined to be an increase in liability of $62, which was recognized as a loss of changes in fair value of contingent consideration in the consolidated statement of operations in 2010.

There was $2,620 cash consideration paid in 2011. The fair value of the contingent consideration as of December 31, 2011 was determined as nil based on the performance of the acquired business for each of the year 2011 and 2012. The increase in fair value of contingent consideration receivable of $167 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2011.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of Shanghai Kangshi have been included in the Group’s consolidated financial statements since the date of acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(h) Acquisition of Adventier

On July 31, 2011, the Group acquired 100% equity interest of Adventier, which has headquarter in Minnesota and provides ERP consulting and solution services. The purpose of the acquisition is to further enhance the end-to-end service offerings, including ERP consulting and delivery capabilities, to both the global and Chinese clients.

The consideration consists of an initial cash consideration of $3,555, which was paid in 2011. In addition, the transaction also contains a contingent cash consideration arrangement based primarily on performance of the acquired business for the period from January 1, 2011 to December 31, 2011 with the maximum of $8,000. The contingent consideration was estimated to be $2,076 by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

Cash consideration	$3,555
Contingent consideration	2,076

Total consideration	$5,631

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$675
Current assets	1,163
Current liabilities	(1,838)
Intangible assets acquired:
Customer base	1,080	3.4 years
Contract backlog	690	0.5 years
Trademark	330	4.5 years
Goodwill	4,287
Deferred tax liabilities	(756)

Total consideration	$5,631

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

In 2011, the contingent consideration was determined pursuant to the purchase agreement to be $7,469, based on the actual performance of the acquired business. The increase of the consideration was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations.

It is not practicable to disclose the amount of revenue and earnings of the acquiree since the acquisition date as the operating results of Adventier have been included in the Group’s consolidated financial statements since the date of acquisition.

(i) Other acquisitions

The Group also made other insignificant acquisitions during the three-year period ended December 31, 2011:

The Group acquired a 90.2% equity interest of iHealthStone in January 2011 for cash consideration of $306.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(j) Pro forma information of acquisitions

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

	Year ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)
Pro forma net revenue	$92,338	$149,097
Pro forma net income attributable to ordinary shareholders of iSoftStone Holdings Limited	$(135)	$10,483
Pro forma net income (loss) per ordinary share—basic	$(0.03)	$0.02
Pro forma net income (loss) per ordinary share—diluted	$(0.03)	$0.02

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

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)
Pro forma net revenue	$145,729	$204,054
Pro forma net loss attributable to ordinary shareholders of iSoftStone Holdings Limited	$(729)	$(7,479)
Pro forma net loss per ordinary share—basic	$(0.01)	$(0.05)
Pro forma net loss per ordinary share—diluted	$(0.01)	$(0.05)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2010 and 2011 assuming that the acquisitions of iHealthStone Co., Ltd. and Adventier which were completed in 2011, occurred as of January 1, 2010 and 2011, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)
Pro forma net revenue	$199,407	$286,974
Pro forma net income (loss) attributable to ordinary shareholders of iSoftStone Holdings Limited	$(3,145)	$19,704
Pro forma net income (loss) per ordinary share—basic	$(0.02)	$0.04
Pro forma net income (loss) per ordinary share—diluted	$(0.02)	$0.03

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2010	2011
Billed accounts receivable	$26,685	$52,119
Unbilled accounts receivable	77,578	104,763
Less: Allowance for doubtful accounts	(2,320)	(4,219)

Total accounts receivable	$101,943	$152,663

Unbilled accounts receivable represents revenues earned but not yet billable at the respective balance sheet dates according to the contract terms, which are set forth based on the achievement of certain implementation milestones or the completion of the project. Such balances will become billable when the terms are met.

There was $10,833 of billed accounts receivable pledged by the Group for borrowing short term bank loans as of December 31, 2011.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2009	2010	2011
Balance at beginning of year	$309	$423	$2,320
Charge to expenses	114	2,515	2,438
Write-offs	—	(688)	(727)
Exchange rate differences	—	70	188

Balance at end of year	$423	$2,320	$4,219

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31, 2010	As of December 31, 2011
Contracts in progress (i)	$3,848	$7,267
Government subsidies receivable (ii)	909	1,841
Advance to employees (iii)	966	1,718
Advance to suppliers	331	873
Rental deposits	126	1,305
Prepaid rental & other prepaid expenses	333	342
Receivable from MDCL (iv)	—	2,409
Other operating receivable	868	1,774
Others	440	1,465

Total	$7,821	$18,994

(i)	Contracts in progress comprise:

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

•	the cost of providing services as requested by certain significant and recurring customers in advance of a formal works contract or purchase order being received.
(ii)	Government subsidies receivable represented employment incentive subsidies that are recorded when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies. The balance as of December 31, 2011 was subsequently received in February 2012.
(iii)	Advances to employees represented cash advances to employees for business operations and are recognized as operating expenses when incurred.
(iv)	In April 2011, the Group entered into an agreement to acquire 19.9% equity interest in MDCL and paid $2,409 as part of the consideration in June 2011. As of December 31, 2011, the Group terminated the agreement. The balance is expected to be collected in 2012.

6. LONG TERM INVESTMENTS

	As of December 31,
	2010	2011
Equity method:
iSoftStone Technologies Co., Ltd. (i)	$35	$32
Hubei Shenke Information Technology Company Limited (ii)	14	41
Wuxi iCarnegie Enterprise Management Company Limited and its subsidiary, Wuxi iCarnegie Training School (iii)	82	—
Chengdu Medicine & Health Network Management Company Limited (iv)	—	7,690
Dalian iSoftStone iCarnegie Information Technology Company Limited (v)	—	30
Wuxi iSoftStone IoT Innovation Application Technology Company Limited (vi)	—	28
Cost method:
Beijing iSoftStone Boxin Technology Company Limited (vii)	270	—
Dynomedia, Inc. (viii)	—	1,530

Total	$401	$9,351

(i)	In August 2006, iSoftStone Japan and other third party investors set up iSoftStone Technologies Co., Ltd. (“ISST”), a Japan-based company providing IT outsourcing services to multinational financial institutions, with a total cash capital contribution of $100. iSoftStone Japan holds 32.25% interest in ISST, and accounts for the investment using equity method. The Group recognized share of loss in ISST of $13, $9 and $3 during the years ended December 31, 2009, 2010 and 2011, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6. LONG TERM INVESTMENTS – (Continued)

(ii)	In June 2010, iSoftStone Tianjin invested $18 in Hubei Shenke Information Technology Company Limited (“Shenke”) for a 20% equity interest with other three shareholders. In May 2011, the Group injected additional capital of $48 to Shenke. As the Group has the ability to exercise significant influence over the operating and financial decisions of Shenke, the Group has adopted the equity method to account for its investment in Shenke. The Group recognized share of loss in Shenke of $4 and $21 during the year ended December 31, 2010 and 2011, respectively.
(iii)	In August 2010, iSoftStone Wuxi sold 45% of its equity interest in Wuxi iCarnegie Enterprise Management Company Limited and its subsidiary, Wuxi iCarnegie Training School (“Wuxi iCarnegie”) to a third party investor at a cash consideration of $664. After the completion of the sale, the Group holds 20% equity interest in Wuxi iCarnegie. As a result, the Group has deconsolidated Wuxi iCarnegie from the date of disposal. As the Group continues to have the ability to exercise significant influence over the operating and financial decisions of Wuxi iCarnegie, the Group has adopted the equity method to account for its investment in Wuxi iCarnegie. The gain on deconsolidation of Wuxi iCarnegie is computed as follows:

Amounts
Fair value of consideration received (cash proceeds)	$664
Fair value of retained noncontrolling interest in Wuxi iCarnegie	288
Carrying value of noncontrolling interest in Wuxi iCarnegie	(67)
Carrying value of Wuxi iCarnegie at the date of disposal	194

Gain on deconsolidation of Wuxi iCarnegie	$1,079

The initial carrying amount the equity method investment as of the date of deconsolidation was $288. From the date of deconsolidation to December 31, 2010, the Group recognized share of loss in Wuxi iCarnegie at $202, together with the impact of exchange loss amount of $4, resulted in a carrying amount of $82 as of December 31, 2010. In April 2011, the Group injected additional capital of $311 to Wuxi iCarnegie. During the year ended December 31, 2011, the Group recognized share of loss in Wuxi iCarnegie of $393.

(iv)	In September 2011, iSoftStone WOFE and Chengdu Investment Holding Group Ltd., a government investment group, jointly established Chengdu Medicine & Health Network Management Company Limited (“Chengdu-Medical”) in Chengdu to design, build, and operate a healthcare data exchange network. The Group invested $7,785 to hold 49% of the equity of Chengdu-Medical and accounts for the investment using equity method. The Group recognized share of loss of $95 during the year ended December 31, 2011.
(v)	In October 2011, iSoftStone Dalian invested $32 to hold 20% of equity interest in setting up Dalian iSoftStone iCarnegie Information Technology Company Limited (“Dalian iCarnegie”) with other third party investors. The Group adopted equity method to account for the investment and recognized share of loss of $2 during the year ended December 31, 2011.
(vi)	In January 2011, iSoftStone Wuxi and other third party investors set up Wuxi iSoftStone IoT Innovation Application Technology Company Limited (“Wuxi IoT”), in which the Group invested $79 to hold 20% equity interest. As the Group has the ability to exercise significant influence over the operating and financial decisions, equity method is used to account for the investment. During the year ended December 31, 2011, the Group recognized share of loss in Wuxi IoT of $51.
(vii)	In September 2007, iSoftStone WFOE acquired 20% equity interest in Beijing iSoftStone Boxin Technology Company Limited (“Boxin”) for a cash consideration of $105. In 2009, the shareholder of Boxin agreed to increase the paid-in capital of Boxin and accordingly iSoftStone WFOE proportionately paid additional cash contribution of $165 to Boxin. Since the other shareholder has the sole right to determine the executive director of Boxin and, accordingly the Group does not have the ability to exercise significant influence over the operating and financial decisions of Boxin, the Group uses the cost method to account for its investment in Boxin. In October 2011, the Group sold its equity interest in Boxin to the other shareholder at a cash consideration of $270.
(viii)	In June 2011, iSoftStone Holding invested a total of $1,530 to acquire 23.4% of total equity in the form of series B preferred shares of Dynomedia to expand its service lines to e-Publishing market for both domestic Chinese and global clients. The Group determined and applied the cost method to account for the investment as the investment in preferred shares is not in-substance common stock.

The management has performed the impairment analysis on these investments and determined that there was no impairment on such investments as of December 31, 2010 and 2011.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6. LONG TERM INVESTMENTS – (Continued)

The summarized financial information of the equity method investments as shown in their financial statements as of and for the years ended December 31 were as follows:

	As of December 31,
	2010	2011
Total current assets	$1,685	$20,919
Total assets	$2,097	$21,407
Total current liabilities	$(3,069)	$(6,952)
Total liabilities	$(3,315)	$(7,306)

	Years ended December 31,
	2009	2010	2011
Net revenues	$94	$2,023	$6,160
Gross profits	$46	$82	$1,354
Net loss	$(34)	$(1,087)	$(2,660)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2010	2011
Buildings	$—	$32,178
Computers and software	16,454	21,426
Furniture and office equipment	2,770	5,087
Leasehold improvements	9,496	15,089
Motor vehicles	341	309

	29,061	74,089
Less: Accumulated depreciation and amortization	(11,161)	(18,298)

Property and equipment, net	$17,900	$55,791

In 2011, the Group purchased an office building and the associated office equipments in Wuxi, China, at a price of $32,178 and $1,315 respectively. The premises will be used as the new principal offshore delivery center (ODC) and regional headquarters of Eastern China to meet the increasing demand arising from the global clients and to support the Group’s tier 2 and tier 3 city expansion strategy to maintain the market competitiveness in cost and employee retention.

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $3,197, $4,674 and $7,012, respectively.

8. LAND USE RIGHTS, NET

	As of December 31,
	2010	2011
Land use rights	—	3,273
Less: accumulated amortization	—	(30)
Exchange differences	—	(1)

Land use rights, net	$—	$3,242

The Company acquired a land use rights in Wuxi, China, in 2011. The useful life is 50 years since September, 2007 when the certificate was firstly issued. The Company amortizes the cost of acquired land use rights on a straight-line basis over the remaining 45 years of useful life. Amortization expenses for land use rights totaled $30 for the year ended December 31, 2011.

Future amortization expense is US$72 per year for each of the next five years through December 31, 2016 and after.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

9. INTANGIBLE ASSETS

The intangible assets and their accumulated amortization were as follows:

	As of December 31,
	2010	2011
Intangible assets subject to amortization:
Customer base	$10,837	$12,156
Contract backlog	1,218	1,942
Non-compete agreements	389	738
Software copyright	610	925
Trademark	4	4

	13,058	15,765

Less: Accumulated amortization
Customer base	(6,311)	(8,688)
Contract backlog	(925)	(1,827)
Non-compete agreements	(86)	(205)
Software copyright	(118)	(356)
Trademark	—	(1)

	(7,440)	(11,077)

Intangible assets, net	$5,618	$4,688

Amortization expenses were $2,015, $1,965 and $3,432 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group expects to record amortization expenses of $2,190, $1,558, $639, $283 and $18 for each of the year 2012, 2013, 2014, 2015 and 2016, respectively.

In January 2010, the Group incorporated a subsidiary, Guodian, with a third party who, in return for its 40% of the equity, contributed the copyright of certain software. The software copyright was initially recorded at $586, which was determined based on the estimated future benefit to be generated from the use of this software copyright. The software copyright was amortized into the statement of operations based on the estimated benefit of the copyright to be generated by the Group over the 5 years of estimated useful life.

10. GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2009, 2010 and 2011, consisted of the following:

	China	Japan	U.S.	Total
Balance, as of January 1, 2010	4,456	190	8,540	13,186
Acquisition of Ascend (Note 3)	—	—	1,801	1,801
Acquisition of Shanghai Kangshi (Note 3)	3,597	—	—	3,597
Settlement of contingent consideration for the acquisition of Wuxi Huayang (Note 3)	629	—	—	629
Foreign exchange differences	153	5	—	158

Balance, as of December 31, 2010	$8,835	$195	$10,341	$19,371
Acquisition of iHealthStone (Note 3)	451	—	—	451
Acquisition of Adventier (Note 3)	—	—	4,287	4,287
Settlement of contingent consideration for the acquisition of Wuxi Huayang (Note 3)	45	—	—	45
Foreign exchange differences	434	9	—	443

Balance, as of December 31, 2011	$9,765	$204	$14,628	$24,597

The Group performs the annual impairment tests on December 31 of each year. Based on impairment test performed, no impairment of goodwill was recorded during the years ended December 31, 2009, 2010 and 2011, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2010	2011
Employee payroll and welfare payable	$12,186	$16,686
Other taxes payable (i)	2,699	2,344
Accrued reimbursable operating costs (ii)	1,262	3,185
Accrued rental	1,088	1,677
Accrued professional fee	1,111	1,760
Payable for purchase of property and equipment	2,029	2,680
Other payable	2,058	2,889
Accrued offering cost	1,661	151

Total	$24,094	$31,372

i:	Other taxes payable included payable of VAT, business tax, and withholding individual income tax.
ii:	Accrued reimbursable operating costs represent the outstanding amounts claimed by employees for business operations.

12. SHORT TERM BORROWINGS

	December 31,
	2010	2011
Bank borrowings	$37,275	$15,094

	$37,275	$15,094

The balance as of December 31, 2010 represented short term bank loans from various domestic commercial banks with fixed interest rates ranging from 5.31% to 5.84% per annum. Out of the $37,275 balance, $25,153 were without any collateral, $6,061 were guaranteed by a director of the Company, and the remaining $6,061 were guaranteed by Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd., an unrelated third party, with reverse guarantee provided by certain directors and officers of the Company.

The balance as of December 31, 2011 represented short term bank loans from various domestic commercial banks with fixed or floating interest rates ranging from 7.22% to 7.88% per annum. Out of the $15,094 balance, $8,739 were without any collateral, and the remaining $6,355 were guaranteed by a director of the Company and pledged with accounts receivable of iSoftStone WOFE.

As of December 31, 2011, the Company had short-term credit facilities totaling $27,010 expiring in December 2012. Out of the total credit facilities, $15,094 and $179 were utilized for bank borrowings and issuing bank acceptance draft, respectively.

13. INCOME TAXES

The current and deferred components of income tax benefit were as follows:

	Years ended December 31,
	2009	2010	2011
Current
—PRC	$766	$289	$808
—Others	49	174	1,151

—Total current income taxes	815	463	1,959

Deferred
—PRC	(1,038)	(349)	(983)
—Others	(600)	(402)	(657)

—Total deferred income taxes	(1,638)	(751)	(1,640)

Total income tax benefit	$(823)	$(288)	$319

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to taxation in its country of incorporation.

United States

iSoftStone Inc., Ascend, iSS-LLC and Advertier are incorporated in the United States and are subject to the U.S. federal income taxes at gradual tax rates from 15% to 35%.

Germany

iSS-Germany is incorporated in Germany and is subject to Germany income taxes at 15%.

United Kingdom

iSS-UK is incorporated in United Kingdom and is subject to United Kingdom income taxes at gradual tax rates from 20% to 26% in 2011.

Japan

iSoftStone Japan is incorporated in Japan and is subject to Japanese income taxes at 42%.

Korea

iSoftStone Korea is established in Korea and is subject to Korea income taxes at 11%, 10%, and 10% for the years ended December 31, 2009, 2010 and 2011, respectively.

Hong Kong

iSoftStone HK is established in Hong Kong and is subject to Hong Kong profit taxes at 16.5%.

Taiwan

iSoftStone Hong Kong Limited Taiwan Branch is established in Taiwan, and is subject to Taiwan income taxes at 25% in 2009. Effective January 1, 2010, the income tax rate in Taiwan has been reduced to 17%.

PRC

The Group’s PRC entities are subject to the Enterprise Income Tax (“EIT”) Law effective on January 1, 2008 which adopted a uniform EIT rate of 25% for all PRC enterprises including foreign-invested enterprises. Under the law, an enterprise qualified as a high and new technology enterprise (“HNTE”) is entitled to a perferential income tax rate of 15%.

Various entities of the Group enjoyed certain preferential tax rates as follows:

iSoftStone WFOE was qualified as HNTE in 2008 and entitled to a three-year exemption starting from 2006 to 2008 followed by a reduced income tax rate of 7.5% for the subsequent three years from 2009 to 2011. iSoftStone WFOE has renewed its qualification certificate of HNTE in 2011 and is eligible to an income tax rate of 15% for the next three years from 2012. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three-year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $1,261 as of December 31, 2011, which would be an increase to the income tax benefit.

Zhiruan qualified as HNTE in 2008 and was subject to an income tax rate of 15% from 2008 till its dissolution in 2010.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

PRC – (Continued)

iSoftStone Wuxi qualified as “software enterprise” and enjoyed two-year income tax exemption started from 2008 to 2009, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2010 to 2012. In addition, iSoftStone Wuxi was approved as a key software enterprise in 2010 and was entitled to a preferential income tax rate of 10% for 2010. The qualification of key software enterprise should be renewed every year going forward and iSoftStone Wuxi is eligible to enjoy the income tax rate of 10% as long as it maintains the qualification as a key software enterprise.

iSoftStone Tianjin qualified as “software enterprise” and enjoyed two-year income tax exemptions starting from 2010 to 2011, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2012 to 2014.

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
Current deferred tax assets:
Accrued payroll	$1,400	$2,666
Provision for doubtful accounts	216	630
Net operating loss carry forwards	344	482
Less: Valuation allowance	(835)	(1,311)

Current deferred tax assets, net	1,125	2,467

Non-current deferred tax asset:
Net operating loss carry forwards	2,908	4,141
Less: Valuation allowance	(2,445)	(4,141)

Non-current deferred tax asset, net	463	—

Non-current deferred tax liabilities:
Intangible assets acquired	(1,249)	(1,158)

Net deferred tax liabilities, net	$(1,249)	$(1,158)

The Group had net operating losses of $21,722 and $19,690 from the Company’s subsidiaries and VIE as of December 31, 2010 and December 31, 2011, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2010 and 2011, the valuation allowance was $3,280 and $5,452, respectively, which were provided against deferred tax assets of certain subsidiaries. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

The net operating loss carry forwards for the Company’s subsidiaries other than Hong Kong as of December 31, 2010 will expire on various dates through 2021. For Hong Kong, the net operating loss will be carried forward indefinitely.

Reconciliation between the statutory PRC enterprise income tax rate of 25% to the effective tax rate is as follows:

	For the years ended December 31,
	2009	2010	2011
Income (loss) before provision of income tax	$8,218	$(3,663)	$19,880
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	$2,055	$(916)	4,970
Effect of income tax rate differences in jurisdictions other than the PRC	9	826	1,944
Effect of tax holidays and preferential tax rates	(3,521)	(6,466)	(10,603)
Permanent differences:
Research and development expenses super deduction	(898)	(144)	(112)
Shared-based compensation	588	2,136	2,333
Change of fair value for convertible notes	16	2,107	(708)
Others	68	192	323
Changes in valuation allowances	860	1,977	2,172

Income tax expense (benefit)	$(823)	$(288)	$319

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

PRC – (Continued)

If the tax holidays including tax exemption and preferential tax rates granted to iSoftStone WFOE, iSoftStone Tianjin, iSoftStone Wuxi, Zhiruan and Shanghai Kangshi were not available, provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2009	2010	2011
Provision for income taxes expense	$3,383	$6,178	$10,726
Net income (loss) per share—basic	$0.04	$(0.07)	$0.01
Net income (loss) per share—diluted	$0.04	$(0.07)	$0.01

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

Since January 1, 2007, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2011 of the Group’s PRC subsidiaries and VIE remain subject to tax audits, at the tax authority’s discretion.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $52,407 at December 31, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax. Determination of the amount of any unrecognized deferred income tax liabilities on those earnings is not practicable.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

14. NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2009	2010	2011
Net income (loss) attributable to iSoftStone shareholders	$9,049	$(3,182)	$18,845

Less: Net income (loss) allocated to other participating securities:
Deemed dividend on series A convertible preference shares	(1,132)	(1,086)	N/A
Other undistributed earnings allocated to series A convertible preference shares (i)	(1,277)	—	N/A

Net income allocated to series A convertible preference shares	(2,409)	(1,086)	N/A

Accretion on series B convertible redeemable preference shares	(2,700)	(2,585)	N/A
Other undistributed earnings allocated to series B convertible redeemable preference shares (i)	(2,264)	—	N/A

Net income allocated to series B convertible redeemable preference shares	(4,964)	(2,585)	N/A

Net income (loss) attributable to iSoftStone shareholders allocated for computing net income per ordinary share-basic and diluted	$1,676	$(6,853)	$18,845

Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (ii)	125,106,274	149,341,325	547,143,620

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	131,892,325 (iii)	149,341,325 (iii)	592,082,213	(iii)

Net income (loss) per ordinary share-basic	$0.01	$(0.05)	$0.03

Net income (loss) per ordinary share-diluted	$0.01	$(0.05)	$0.03

(i)	The net income attributable to holders of ordinary shares was allocated among ordinary shares, preference shares and certain nonvested shares (see Note 22) pro rata on the basis of their right to participate in dividends.
(ii)	The calculation of weighted average number of shares used in computing basic net income per ordinary share included certain shares to be issued unconditionally. For year 2009, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition and a weighted average number of 56,435 vested nonvested shares to be issued (see Note 22). For year 2010, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition, a weighted average number of 45,188 ordinary shares to be issued in connection with a 2010 acquisition and a weighted average number of 1,325,715 vested nonvested shares to be issued unconditionally (see Note 22). For year 2011, such shares included a weighted average number of 467,369 vested nonvested shares issued in 2011 and a weighted average number of 970,215 ordinary shares to be issued in connection with a 2010 acquisition (see Note 22)
(iii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities.

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

For the year 2010, 95,286,195, 168,880,040 and 38,788,711 ordinary shares resulting from the assumed conversion of the series A shares, series B shares, convertible notes and all of the share options and nonvested shares were excluded as they were anti-dilutive due to the fact that the Group was in the loss position.

For the year 2011, an incremental weighted average number of 44,881,186 ordinary shares from the assumed exercise of share options and share units, and an incremental weighted average number of 57,408 nonvested shares using the treasury stock method, and 3,457,805 ordinary shares resulting from the assumed conversion of convertible notes were included. 8,125,954 share options were excluded as their effect was anti-dilutive.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

15. INVESTMENT BY A SUBSIDIARY IN PARENT COMPANY

In August 2010, certain shareholders of the Company, Tekventure Limited and United Innovation (China) Limited, transferred 2,500,000 and 2,500,000 ordinary shares to the Group’s subsidiary, iSoftStone HK, at the purchase price of $0.40 per share, respectively. The consideration was fully paid in October 2010. The ordinary shares of the Company held by the subsidiary are treated in a manner a kin to treasury shares as a contra-equity account.

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

In March 2011, the Group transferred 674,109 treasury shares to ordinary shares in connection with the acquisition of Kebao, at the purchase price of $0.40 per share.

In June 2011, the Group transferred 500,000 treasury shares to ordinary shares in connection with the acquisition of Dalian Zhendan Science and Technology Co., Ltd. (“Zhendan”), at the purchase price of $0.40 per share (see Note 17).

16. ORDINARY SHARES

During the capitalization of the Company in 2005, 85,739,750 ordinary shares were issued to the founders.

In November 2005, 31,604,561 ordinary shares were issued as part of the consideration for the acquisition of the business of UIL in 2005.

In January 2008, 1,004,500 shares were issued as a part of the consideration for the acquisition of Jiefeng (see Note 3).

In February 2008 and October 2009, 4,539,489 and 7,548,288 ordinary shares were issued, respectively, as a part of the consideration for the acquisition of Akona (see Note 3).

In December 2009, 400,000 ordinary shares were issued in connection with the exercise of options previously granted to employees under the Share Incentive Plan (see Note 22).

In December 2009, 66,265 ordinary shares were issued as the consideration for the acquisition of noncontrolling interest of ISSR.

In April 2010 and June 2010, 4,500,000 ordinary shares were issued in connection with the hiring of certain key employees.

In July 2010, 242,059 ordinary shares were issued as a part of contingent consideration for the acquisition of MDCL (see Note 3).

In October 2010, 80,000 ordinary shares were issued in connection with the exercise of options previously granted to employees under the Company’s share incentive plans (see Note 22).

In December 2010, the Company completed its IPO of American Depositary Shares (“ADS”) at New York Stock Exchange. Each ADS represents ten ordinary shares of the Company. 104,856,845 ordinary shares were issued. In addition, all Series A convertible preference shares and Series B convertible redeemable preference shares were automatically converted into 264,166,235 ordinary shares upon the IPO. In addition, there were 18,381,991 ordinary shares issued in connection with the conversion of principal amount of $18,000 convertible notes (see Note 19) upon the IPO.

In December 2010, there were 823,846 ordinary shares issued as part of consideration for the acquisition of Ascend (see Note 3).

In March 2011, 20,406,720 ordinary shares were issued in connection with the conversion of principal amount of $20,000 convertible notes (see Note 19).

In March 2011, 324,849 ordinary shares were issued to a consultant who introduced business to iSoftStone Data, a subsidiary of the Group (see Note 17).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

16. ORDINARY SHARES – (Continued)

In April 2011, 665,999 nonvested shares were issued under the Company’s share incentive plans (see Note 22).

In August 2011, 152,863 ordinary shares were issued to certain selling shareholders in MDCL who became employees of the Group (see Note 22).

In 2011, 12,178,146 ordinary shares were issued in connection with the exercise of options and share units previously granted to employees under the Company’s share incentive plans (see Note 22).

17. SHARES TO BE ISSUED

The changes in the shares and amounts of shares to be issued for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Number of shares	Amounts
As of January 1, 2009 (i)	500,000	$55
Vesting of nonvested shares under share-based compensation arrangements (ii)	1,155,317	124

As of December 31, 2009	1,655,317	179
Vesting of nonvested shares under share-based compensation arrangements (ii)	281,625	51
Issuance of ordinary shares in connection with the employment of certain employees (ii)	(726,624)	(75)
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (iii)	970,215	1,262
Ordinary shares to be issued pursuant to iSoftStone Data (iv)	324,849	154

As of December 31, 2010	2,505,382	1,571
Issuance of ordinary shares in connection with acquisition of Zhendan (i)	(500,000)	(55)
Issuance of ordinary shares in connection with iSoftStone Data (iv)	(324,849)	(154)
Issuance of ordinary shares in connection with certain share-based compensation arrangements (ii)	(710,318)	(100)

As of December 31, 2011	970,215	$1,262

(i)	The Group was obligated to issue 500,000 ordinary shares unconditionally in connection with acquisition of Zhendan in 2006 but was not able to issue these shares due to legal and administrative reasons, which were reflected as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009 and 2010. The shares to be issued were valued at $0.11 per share by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm, as of the date of acquisition in 2006. The 500,000 ordinary shares were issued in June 2011 (see Note 15).
(ii)	There were 1,155,317 and 281,625 shares which became vested during 2009 and 2010, respectively, under certain share-based compensation arrangements as set out in Note 22, of which 726,624 were issued in 2010, and 710,318 were issued in 2011 of which 674,109 shares, or $80, were related to the acquisition of Kebao and 36,209 shares or $20, were related to the acquisition of MDCL (see Note 22), respectively.
(iii)	The Group agreed to issue 970,215 ordinary shares in connection with the acquisition of Shanghai Kangshi (see Note 3) in 2010, and these shares remained unissued as of December 31, 2011 due to legal and administrative reasons. The shares to be issued were recorded at the acquisition date at its fair value of $1.3 per share .
(iv)	In November 2010, the Group entered into agreements to issue 324, 849 ordinary shares of the Company to a consultant who introduced business to iSoftStone Data, a subsidiary of the Group. The 324,849 ordinary shares were issued in March 2011.

18. CONVERTIBLE PREFERENCE SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18. CONVERTIBLE PREFERENCE SHARES – (Continued)

Series A Convertible Preference Shares – (Continued)

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18. CONVERTIBLE PREFERENCE SHARES – (Continued)

Series A Convertible Preference Shares – (Continued)

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18. CONVERTIBLE PREFERENCE SHARES – (Continued)

Series B Convertible Redeemable Preference Shares – (Continued)

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

19. CONVERTIBLE NOTES

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

19. CONVERTIBLE NOTES – (Continued)

Interest rate and interest payment – (Continued)

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

•

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

19. CONVERTIBLE NOTES – (Continued)

Conversion and price – (Continued)

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

On March 3, 2011, Notes at the principal amount of $20,000 were converted into 20,406,720 ordinary shares. The fair value change from January 1, 2011 to March 3, 2011 was determined to be $2,832, which was recorded as an income in the consolidated statement of operations for the year ended December 31, 2011. From January 1, 2011 to March 3, 2011, the Group incurred $654 interest expense relating to the Notes, of which $19 represented the amortization of the debt discount and $635 represented the coupon interest.

20. EMPLOYEE BENEFIT PLAN

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

The total provisions for such employee benefits were $8,822, $13,644 and $20,188 for the years ended December 31, 2009, 2010 and 2011, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. The appropriations to these reserves by the Group’s PRC (mainland) subsidiaries were $ $2,511, $1,570 and $3,961 for the years ended December 31, 2009, 2010 and 2011, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2010 and 2011, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was $65,390 and $131,921, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I.

22. SHARE-BASED COMPENSATION

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

On December 17, 2009, the Company’s Board of Directors approved “the 2009 Share Incentive Plan” (the “2009 Plan”). Under the 2009 Plan, the Company may issue nonvested shares and share options to purchase up to 52,324,472 ordinary shares to employees and non-employees of the Group.

On November 25, 2010, the Company’s Board of Directors approved “the 2010 Share Incentive Plan” (the “2010 Plan”). Under the 2010 Plan, the Company may issue share options, restricted shares, share units, and other types of equity incentives to employees and non-employees of the Group subject to the limit as below:

The maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)	7,500,000 Ordinary Shares, plus

(2)	the number of any shares subject to share options granted under the Company’s 2008 Plan and the Company’s 2009 Plan, and outstanding on the date of shareholder approval of the 2010 Plan (the “Shareholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Shareholder Approval Date without being exercised.

        In addition, the Share Limit shall automatically increase on January 1 of each year during the term of this Plan, commencing from January 1, 2011, by an amount equal to the lesser of (i) two and one-half percent (2.5%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by the Board.

The “2010 Plan” shall terminate at the close of business on the day before the tenth anniversary of the effective date of the plan.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share options – (Continued)

Termination of option

The option may not be exercised until vested. Once vested, the option may be exercised in whole or any part, at any time. However, a vested option must be exercised, if at all, prior to the earlier of: (a) twelve months following the grantee’s termination of service because of death or disability; (b) thirty days or sixty days following the grantee’s last day of active employment or service for any reason other than death or disability; or (c) the tenth anniversary of the grant date; and if not exercised prior thereto shall terminate and no longer be exercisable.

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

Options to employees

During the years ended December 31, 2009, 2010 and 2011, the Company granted a total of 22,282,126, 17,702,215, and 10,250,672 share options to employees and directors at an exercise price of $0.50 per share, $0.65 per share and $0.50 to $1.98 per share, respectively.

Options to non-employees

The Company granted 4,468,576, 3,978,000 and 501,125 options to certain non-employees and independent directors for their services in 2009, 2010 and 2011, at an exercise price of $0.50 per share, $0.65 to $1.24 per share and $0.30 to $0.65 per share, respectively.

The options will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately on date of grant, or (2) 1/4 on each anniversary from the date of grant or (3) 1/4 on the first anniversary from the date of grant, and the remaining 75% in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the Award Date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

The following table summarizes information regarding the share options granted:

Grant date	Options granted	Exercise price per option	Intrinsic value per option at the grant dates
December 15, 2006	11,116,500	$0.3	$—
April 1, 2007	8,445,500	0.3	—
April 1, 2008	11,382,303	0.3	—
December 20, 2008	9,131,962	0.3	—
September 1, 2009	590,000	0.5	—
December 23, 2009	26,160,702	0.5	—
August 1, 2010	16,347,380	0.65	—
September 15, 2010	4,932,835	0.65	0.48
November 19, 2010	400,000	1.24	—
April 29, 2011	492,500	1.98	—
June 27, 2011	9,218,172	1.36	—
June 27, 2011	1,125	0.3	1.06
October 7, 2011	500,000	0.65	—
November 11, 2011	400,000	0.97	—
November 22, 2011	90,000	0.89	—
December 31, 2011	50,000	0.5	0.38

Total	99,258,979

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share options – (Continued)

	2009		2010		2011
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Outstanding at beginning of year	40,009,515	$0.3	66,120,217	$0.4	84,974,660	$0.5
Granted	26,750,702	0.5	21,680,215	0.7	10,751,797	1.3
Exercised	(400,000)	0.3	(80,000)	0.4	(12,078,146)	0.3
Forfeited	(240,000)	0.3	(2,745,772)	0.4	(2,948,108)	0.5
Modified(i)	—	—	—	—	(222,500)	2.0

Outstanding at end of year	66,120,217	$0.4	84,974,660	$0.5	80,477,703	$0.6

Vested and expect to vest					76,624,160

(i)	On November 15, 2011, 222,500 share options granted to certain employees on April 29, 2011 were modified to restricted share units. The incremental cost is $0.67 per share.

The following table summarizes information with respect to share options outstanding as of December 31, 2011:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2011	Number exercisable	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2011
December 15, 2006	7,595,500	5.00 years	$0.3	$4,367	7,595,500	5.00 years	$0.3	$4,367
April 1, 2007	7,136,500	5.33 years	0.3	4,103	7,136,500	5.33 years	0.3	4,103
April 1, 2008	7,364,000	6.33 years	0.3	4,234	6,950,250	6.33 years	0.3	3,996
December 20, 2008	5,418,750	7.00 years	0.3	3,116	4,454,250	7.00 years	0.3	2,561
September 1, 2009	537,500	7.75 years	0.5	202	297,500	7.75 years	0.5	112
December 23, 2009	21,980,487	8.00 years	0.5	8,243	11,518,956	8.00 years	0.5	4,320
August 1, 2010	14,674,558	8.75 years	0.65	3,302	5,999,992	8.75 years	0.65	1,350
September 15, 2010	4,932,835	8.75 years	0.65	1,110	1,973,134	8.75 years	0.65	444
November 19, 2010	400,000	8.88 years	1.24	—	100,000	8.88 years	1.24	—
April 29, 2011	200,000	9.33 years	1.98	—	—	9.33 years	1.98	—
June 27, 2011	8,902,805	9.49 years	1.36	—	—	9.49 years	1.36	—
October 7, 2011	500,000	9.77 years	0.65	113	500,000	9.77 years	0.65	113
October 28, 2011	294,768	9.82 years	1.36	—	—	9.82 years	1.36	—
November 11, 2011	400,000	9.84 years	0.97	—	—	9.84 years	0.97	—
November 22, 2011	90,000	9.89 years	0.89	—	—	9.89 years	0.89	—
December 31, 2011	50,000	10.00 years	0.50	19	50,000	10.00 years	0.50	19

	80,477,703			$28,809	46,576,082			$21,385

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2009	2010	2011
Options	$0.24 – 0.34	$0.36 – 0.76	$0.43 – 1.18

400,000, 80,000 and 12,078,146 share options were exercised in 2009, 2010 and 2011 respectively. Total intrinsic value of options exercised in 2009, 2010 and 2011 was $72, $116 and $12,369 respectively, as the fair value of the options exercised exceeded its exercise price at the date of exercise.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended December 31,
	2009	2010	2011
Risk-free interest rate of return	2.78% – 2.86%	1.94%	1.09% – 1.43%
Expected term	7 –10 years	5.3 – 10 years	5 – 10 years
Volatility	50.4% – 63.3%	57.0% – 61.2%	55.3% – 58.9%
Dividend yield	—	—	—

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share options – (Continued)

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

(3) Expected term

For the options granted to employees, as the Company did not have sufficient historical share option exercise experience, it estimated the expected term based on a consideration of factors including contractual term and vesting period.

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

(6) Fair value of underlying ordinary shares

Before the IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal by American Appraisal China Limited and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The determination of fair value of the ordinary shares was also with the assistance of American Appraisal China Limited, an independent third party valuation specialist. After the IPO, the fair value of the ordinary shares is determined as the closing sales price of the shares.

For employee share options, the Group recorded share-based compensation of $1,936, $3,077 and $4,778 during the years ended December 31, 2009, 2010 and 2011, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

For non-employee share options the Group recorded share-based compensation of $328, $999 and $2,015 during the years ended December 31, 2009, 2010 and 2011, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2011, total unrecognized compensation expense relating to unvested share options was $11,207. The amount is expected to be recognized over a weighted average period of 1.75 years using the straight-line method.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Nonvested Shares – (Continued)

On April 29, 2011, the Company issued 665,999 nonvested shares to employees under the 2010 Plan.

These shares vest 25% on each anniversary of the grant date over four years.

The following table summarizes information regarding the nonvested shares granted:

	Average nonvested ordinary shares granted	Fair value per nonvested share at the grant dates
Outstanding at January 1, 2009	1,400,733
Granted	180,031	$0.44
Forfeited	—
Vested	(1,155,317)

Outstanding at December 31, 2009	425,447
Modification to certain share-based compensation arrangement(i)	(143,822)
Vested	(281,625)

Outstanding at December 31, 2010 and 2011	—

(i)	At the time of the acquisition of MDCL in March 2009, the Group entered into arrangements with certain selling shareholders in MDCL who became employees whereby such employees were to receive 180,031 shares which vested at the end of a service period of 24 months from the date of the acquisition.

In April 2010, the Group entered into revised agreements with those employees to modify the previous terms of the award. Under the terms of the modification:

•

36,209 shares vested immediately and $8 unrecognized share-based compensation expense was immediately recognized as of the modification date, the 36,209 shares were issued by using treasury shares in 2011;

•

the Group replaced the remaining fixed number of unvested shares with an obligation to issue a variable number of ordinary shares at the end of the 24 month service period. The variable number of shares is to be determined by dividing $68 by the fair value of the ordinary shares upon the vesting date. This resulted in the award being reclassified from an equity award into a liability award under which the fair value of the award is remeasured at each reporting date. As a result, $40 previously recorded share-based compensation within equity was re-classified as a liability on the date of modification and remeasured at each period end by the Group, with the assistance of American Appraisal China Limited, an independent valuation firm. As of December 31, 2010, the share-based compensation liability was carried at $62. In 2011, the shares related to acquisition of MDCL were determined to be 152,863 shares and were issued in August 2011.

The fair value of the nonvested shares was determined at the grant dates by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The Group recognized $86, $50 and $7 shares based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively, by amortizing the award based on the fair value at the grant date by using straight-line method over the requisite service period.

As of December 31, 2011, total unrecognized compensation expense relating to unvested nonvested shares was nil.

Share Units

Under the 2010 Plan, the Company granted a total of 5,803,607 and 2,353,974 share units to employees and directors, and non-employees during the year ended December 31 2011 respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share Units – (Continued)

The share units will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately on date of grant, or (2) 1/4 on each anniversary from the date of grant or (3)1/3 on each anniversary from the date of grant or (4) 1/2 on each anniversary from the date of grant or (5) 100% on the first anniversary from the date of grant.

The fair value of these share units is measured on the grant date based on the market price of the share on the grant date. The following table summarizes information regarding the share units granted:

	Number of share units	Weighted average grant date fair value
Outstanding at January 1, 2011	—
Granted	8,157,581	$1.01
Vested	(100,000)	1.54
Forfeited	(130,583)	1.10
Modified	222,500	1.06

Outstanding at December 31, 2011	8,149,498	1.01

Expect to vest at December 31, 2011	7,444,097

The intrinsic value of share units vested for the year ended 31, 2011 was nil.

The Group recorded share-based compensation of $2,159 and $175 during the year ended December 31, 2011 for employee and non-employee share units, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2011, total unrecognized compensation expense relating to unvested share units was $5,444. The amount is expected to be recognized over a weighted average period of 2.36 years using the straight-line method.

Restricted Shares

On April 29, 2011, the Company issued 665,999 restricted shares (nonvested shares) to employees under the 2010 Plan. These shares vest 25% on each anniversary of the grant date over four years. The fair value of these shares is measured on the grant date based on the market price of the stock on the grant date. The following table summarizes information regarding the restricted share granted:

	Number of share	Weighted average grant date fair value
Outstanding at January 1, 2011	—
Granted	665,999	$1.98
Forfeited	—	—
Vested	—	—

Outstanding at December 31, 2011	665,999	1.98

Expect to vest at December 31, 2011	586,079

The Group recorded share-based compensation of $197 during the years ended December 31, 2011 , based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2011, total unrecognized compensation expense relating to unvested restricted shares was $965. The amount is expected to be recognized over a weighted average period of 3.33 years using the straight-line method.

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

In November 2010, the Group agreed to issue 324,849 ordinary shares to a consultant who introduced business to iSoftStone Data and recognized $191 share-based compensation expense for the year ended December 31, 2010. The shares were issued in March 2011.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

23. FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group’s financial liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011 include contingent consideration payables in connection with business acquisition of Adventier (Note 3) and certain employment contract in 2011.

The following table summarizes the Group’s financial liabilities measured at fair value on a recurring basis.

	December 31,	Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	2010
Share-based compensation liability	$62	$—	$—	$62
Contingent consideration	598	—	—	598
Conversion right feature	8,904	—	—	8,904

Total	$9,564	$—	$—	$9,564

	2011
Share-based compensation liability	$—	$—	$—	$—
Contingent consideration	4,076	—	—	4,076
Conversion right feature	—	—	—	—

Total	$4,076	$—	$—	$4,076

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

23. FAIR VALUE MEASUREMENTS – (Continued)

Measured on recurring basis – (Continued)

The following table summarizes the movement of the balances of the Group’s financial liabilities measured at fair value on a recurring basis:

Amounts
Balance as of January 1, 2009	$—
Initial recognition of contingent consideration in connection with acquisition of Star	1,596
Gain on change in fair value of contingent consideration of acquisition of Star	(90)
Settlement of contingent consideration of acquisition of Star	(836)
Initial recognition of contingent consideration in connection with acquisition of MDCL	549
Loss on change in fair value of contingent consideration of acquisition of MDCL	93
Initial recognition of return rate reset feature of convertible notes	1,706

Balance as of December 31, 2009	3,018
Initial recognition of contingent consideration in connection with acquisition of Ascend	1,266
Loss on change in fair value of contingent consideration of acquisition of Ascend	132
Settlement of contingent consideration of acquisition of Ascend	(1,073)
Initial recognition of contingent consideration in connection with acquisition of Shanghai Kangshi	(225)
Loss on change in fair value of contingent consideration of acquisition of Shanghai Kangshi	62
Initial recognition of return rate reset feature of convertible notes	488
Increase in fair value of return rate reset feature of convertible notes	2,365
Reset of return rate of convertible notes	(4,559)
Initial recognition of conversion right feature of convertible notes	2,841
Increase in fair value of conversion right feature of convertible notes	6,063
Gain on change in fair value of contingent consideration of acquisition of MDCL	(245)
Settlement of contingent consideration of acquisition of MDCL	(335)
Loss on change in fair value of contingent consideration of acquisition of Star	23
Settlement of contingent consideration of acquisition of Star	(257)

Balance as of December 31, 2010	$9,564
Initial recognition of contingent consideration in connection with acquisition of Advernier	2,076
Loss on change in fair value of contingent consideration of acquisition of Advendier	1,838
Loss on change in fair value of contingent consideration of acquisition of Ascend	2,966
Settlement of contingent consideration of acquisition of Ascend	(3,290)
Gain on change in fair value of contingent consideration of acquisition of Star	(2)
Settlement of contingent consideration of acquisition of Star	(439)
Loss on change in fair value of contingent consideration of acquisition of Shanghai Kangshi	167
Initial recognition of contingent consideration in connection with employment contracts	162
Settlement of Share-based compensation liability	(62)
Settlement of conversion right feature of convertible notes	(8,904)

Balance as of December 31, 2011	$4,076

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

23. FAIR VALUE MEASUREMENTS – (Continued)

Measured on recurring basis – (Continued)

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24. NONCONTROLLING INTEREST

	Jiewen	Guodian	iSoftStone Korea	Wuxi iCarnegie	iHealthStone	iSS-iSYS	Total
Balance as of January 1, 2009	$—	$—	$3	$—	—	—	$3
Capital injection in Wuxi iCarnegie	—	—	—	513	—	—	513
Net loss	—	—	(21)	—	—	—	(21)

Balance as of December 31, 2009	—	—	(18)	513	—	—	495
Net income (loss)	37	110	(1)	(584)	—	—	(438)
Capital contribution from noncontrolling shareholder of Guodian (Note 9)	—	586	—	—	—	—	586
Capital contribution from noncontrolling shareholder of Jiewen	242	—	—	—	—	—	242
Deconsolidation of Wuxi iCarnegie (Note 6)	—	—	—	67	—	—	67
Acquisition of noncontrolling interest of iSoftStone Korea (i)	—	—	15	—	—	—	15
Foreign currency translation adjustment	8	23	4	4	—	—	39

Balance as of December 31, 2010	287	719	—	—	—	—	1,006
Net income (loss)	(40)	225	—	—	(32)	(2)	151
Noncontrolling interest acquired in connection with the acquisitions of iHealthStone	—	—	—	—	(14)	—	(14)
Capital contribution from noncontrolling shareholder of iHealthStone	—	—	—	—	46	—	46
Capital contribution from noncontrolling shareholder of iSS-iSYS	—	—	—	—	—	350	350
Foreign currency translation adjustment	12	42	—	—	—	6	60

Balance as of December 31, 2011	$259	$986	$—	$—	$—	$354	$1,599

(i)	In July 2010, the Company paid $30 to acquire the noncontrolling interest in iSoftStone Korea. After the acquisition, iSoftStone Korea becomes a wholly owned subsidiary of the Company.

25. RELATED PARTY BALANCES AND TRANSACTIONS

Name of the related party	Relationship with the Group
ISST	Equity method investment
Wuxi iCarnegie	Equity method investment
Shenke	Equity method investment
Chengdu-Medical	Equity method investment
Dalian iCarnegie	Equity method investment
Wuxi IoT	Equity method investment
Boxin	Cost method investment
Dynomedia, Inc.	Cost method investment

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

25. RELATED PARTY BALANCES AND TRANSACTIONS – (Continued)

Details of related party balances as of December 31, 2010 and 2011 and transactions for the years ended December 31, 2009, 2010 and 2011 are as follows:

(1)	Amounts due from related parties:

	As of December 31, 2010	As of December 31, 2011
Boxin (i)	$1,372	$—
ISST (ii)	86	91
Wuxi iCarnegie (iii)	1,076	1,470
Shenke	—	7
Wuxi IoT	—	23

Total	$2,534	$1,591

(i)	Amount due from Boxin mainly represented project receivables from Boxin on behalf of the Group.
(ii)	Amount due from ISST represented a loan extended to ISST by the Group. The loan amount is unsecured and bearing interest at 2.5% per annum.
(iii)	Amount due from Wuxi iCarnegie as of December 31, 2011 represented an unsecured loan of $488 extended to Wuxi iCarnegie by the Group with interest of 4.86% per annum and the course and training fee of $594 paid by the Group on behalf of Wuxi iCarnegie, and other prepayment on behalf of Wuxi iCarnegie of $388.

(2)	Amounts due to related parties

	As of December 31, 2010	As of December 31, 2011
Boxin (i)	$369	$—
Wuxi iCarnegie (i)	607	94
ISST	5	—

	$981	$94

(i)	Amounts due to Boxin and Wuxi iCarnegie are related to operating expenses paid by these entities on behalf of the Group. All the amounts are unsecured and non-interest bearing.

(3)	Sales to related parties

	Years ended December 31,
	2009	2010	2011
Boxin	$276	$225	$520
Wuxi iCarnegie	$—	$28	$—
Wuxi IoT	$—	$—	$23
Shenke	$—	$—	$20

(4)	Purchase from related parties

	Years ended December 31,
	2009	2010	2011
Wuxi iCarnegie (i)	$—	$357	$1,159
ISST	$—	$—	$153

(i)	The purchase from Wuxi iCarnegie in 2011 is mainly related to the training expenses of $708 and subcontracting cost of $451 in 2011.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

26. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	Years ended December 31,
	2009		2010		2011
	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)
China (Mainland, Hong Kong and Taiwan)	$77,392	$17,983	$110,077	$28,660	$165,525	$80,388
United States	37,047	11,212	53,588	16,306	71,371	18,985
Japan	12,716	204	20,409	226	24,328	191
Europe	6,700	—	12,742	—	21,370	—
Others	532	1	159	—	823	—

Total	$134,387	$29,400	$196,975	$45,192	$283,417	$99,564

(i)	Net revenues are presented by headquarters location of the Group’s clients.
(ii)	Long-lived assets are presented by the operating location of the subsidiaries of the Group.

The following table summarizes the Group’s net revenue by service lines:

	For the years ended December 31,
	2009	2010	2011
IT Services	$86,145	$134,872	$195,142
Consulting and Solution services	44,460	54,327	76,039
Business process outsourcing services	3,782	7,776	12,236

Total net revenues	$134,387	$196,975	$283,417

27. COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the periods incurred.

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2016 and are renewable upon negotiation. Rental expense under operating leases was $6,289, $8,309 and $12,350 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2011 are as follows:

2012	$8,799
2013	4,654
2014	1,956
2015	326
2016	192

$15,927

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

28. SUBSEQUENT EVENTS

Investment in a subsidiary

In January 2012, the Group entered into an agreement to subscribe 60% equity interest of Shenzhen Tengzhengxinbao Technology Co., Ltd. (the “Tengzhengxinbao”) in cash of $1,907 which was paid in February 2012. Tengzhengxinbao became a subsidiary which will provide services to insurance companies.

Payment for the acquisition of Shanghai Kangshi

In January 2012, the Group paid a consideration of $1,335 in cash relating to the acquisition of Shanghai Kangshi.

Payment for the acquisition of Adventier

In March 2012, the Group paid a consideration of $2,343 in cash relating to the acquisition of Adventier.

Transfer of equity of a joint venture

In January 2012, the Group transferred 9.8% of its equity interest in Chengdu-Medical to an unrelated Chengdu company, for an exchange of certain intellectual property rights relating to cloud computing. The copyrights of the intellectual property were transferred to the Group in March 2012.

Agreement to acquire business from Nanjing Jiangchen Science & Technology Co., Ltd. (“Jiangchen”)

In April 2012, the Group acquired the business of Jiangchen to broaden industry coverage by adding power distribution to its existing electric power generation IT services business. Total consideration of the acquisition will be determined based on the Jiangchen’s profit before tax for the years ended March 31, 2013 and 2014. The total consideration is capped at $3,970 and will be paid in cash and in installments.

Additional capital injection into a subsidiary, Guodian

In April 2012, the Group injected additional capital of $3,176 into a subsidiary, Guodian. The Group’s share of interest in Guodian increased from 60% to 86.7% accordingly. Guodian will use the additional capital to expand its business.

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2010	2011
Assets
Current assets:
Cash	$121,409	$12,323
Prepaid expenses and other current assets	3	2,450
Amounts due from related parties	44,577	43,688

Total current assets	165,989	58,461

Investment in subsidiaries and VIE	92,636	241,769
Property and equipment, net	1	—

Total assets	$258,626	$300,230

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$1,890	$930
Amounts due to related parties	2,732	5,435
Share-based compensation liability	62	—
Deferred consideration in connection with business acquisitions	103	103
Convertible notes, current	29,415	—

Total current liabilities	34,202	6,468

Other non-current liabilities	—	602
Total liabilities	$34,202	$7,070

Equity:
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2010 and 2011, respectively; 523,953,829 and 557,682,406 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	52	56
Treasury shares	(1,243)	(773)
Shares to be issued	1,571	1,262
Additional paid-in capital	241,213	282,134
Accumulated other comprehensive income	6,914	15,719
Accumulated deficit	(24,083)	(5,238)

Total equity	224,424	293,160

Total liabilities and equity	$258,626	$300,230

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data, or otherwise noted)

	For the year ended December 31,
	2009	2010	2011
Cost of revenues	$—	$(175)	$(307)
Operating expenses:
General and administrative expenses	(2,922)	(8,581)	(9,263)
Selling and marketing expenses	(110)	(273)	(1,225)
Research and development expenses	(7)	(7)	(188)

Total operating expenses	(3,039)	(8,861)	(10,676)

Changes in fair value of contingent consideration in connection with business combination	—	(49)	—
Other operating income	—	—	193

Loss from operations	(3,039)	(9,085)	(10,790)

Interest income	57	62	430
Interest expense	(63)	(4,418)	(654)
Changes in fair value of convertible notes derivatives	—	(8,428)	2,832

Net loss before income from subsidiaries and VIE	(3,045)	(21,869)	(8,182)
Income from subsidiaries and VIE	12,094	18,687	27,027

Net income (loss)	$9,049	$(3,182)	$18,845

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2009	122,888,300	$12	95,286,195	$14,150	$—	$55	$12,768	$(24,665)	$3,901	$6,221

Issuance of ordinary shares in connection with business acquisition of Akona	7,548,288	1	—	—	—	—	3,622	—	—	3,623
Issuance of ordinary shares in connection with business acquisition of ISSR	66,265	—	—	—	—	—	32	—	—	32
Issuance of ordinary shares in connection with exercise of option	400,000	—	—	—	—	—	120	—	—	120
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,700)	—	(2,700)
Vesting of nonvested shares (to be issued) (Note 22)	—	—	—	—	—	124	(124)	—	—	—
Share-based compensation	—	—	—	—	—	—	2,350	—	—	2,350
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	9,049	—	9,049	$9,049
Foreign currency translation adjustment	—	—		—	—	—	—	—	(105)	(105)	(105)

Total comprehensive income											$8,944

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2009	130,902,853	13	95,286,195	14,150	—	179	18,768	(18,316)	3,796	18,590
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company	—	—	—	—	(2,000)	—	—	—	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 22)	4,500,000	1	—	—	—	—	2,705	—	—	2,706
Vesting of nonvested shares (to be issued) (Note 17)	—	—	—	—	—	51	(51)	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—	—	29	—	—	29
Transfer of ordinary shares in connection with the employment of certain employees (Note 17)	—	—	—	—	293	(75)	(218)	—	—	—
Sale of ordinary shares to a former employee (Note 22)	—	—	—	—	464	—	843	—	—	1,307
Issuance of ordinary shares upon IPO net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	54,745
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	131

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	1,262
Ordinary shares to be issued to a consultant (Note 17)	—	—	—	—	—	154	—	—	—	154
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(3,182)	—	(3,182)	$(3,182)
Foreign currency translation adjustment	—	—	—	—	—	—	—		3,118	3,118	3,118

Total comprehensive income (loss)											$(64)

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total iSoftStone Holdings Limited shareholders’ equity	Total compre- hensive income (loss)
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2010	523,953,829	$52	—	$—	(1,243)	$1,571	$241,213	$(24,083)	$6,914	$224,424

Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,322	—	—	9,322
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	—	—	4,247	—	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	—	—	200	(55)	(145)	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	—	—	270	(80)	(190)	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	—	—	27,235	—	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	—	—	(20)	88	—	—	68
Issuance of ordinary shares to a consultant (Note 17)	324,849	1	—	—	—	(154)	364	—	—	211
Comprehensive income:
Net income	—	—	—	—	—	—	—	18,845	—	18,845	$18,845
Foreign currency translation adjustment	—	—	—	—	—	—	—		8,805	8,805	8,805

Total comprehensive income											$27,650

Balance as of December 31, 2011	557,682,406	$56	—	$—	$(773)	$1,262	$282,134	$(5,238)	$15,719	$293,160

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$9,049	$(3,182)	$18,845
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from investments in subsidiaries and VIE	(12,094)	(18,687)	(27,027)
Share-based compensation	2,350	8,546	9,331
Change in fair value for contingent consideration in connection with business combination	—	28	—
Change in fair value of convertible notes derivatives	—	8,428	(2,832)
Imputed interest expense in connection with convertible notes-interest	—	4,418	654
Changes in operating assets and liabilities:
Amounts due from related parties	6,622	(28,942)	889
Prepaid expenses and other current assets	(13)	21	173
Amounts due to related parties	466	2,690	2,751
Accrued expenses and other current liabilities	438	(501)	1,127

Net cash provided by (used in) operating activities	6,818	(27,181)	3,911

Cash flows from investing activities:
Deferred and contingent consideration paid for business acquisitions	(6,764)	(197)	(3,939)
Cash paid for investment in subsidiaries	(4,998)	(10,030)	(111,816)

Net cash used in investing activities	(11,762)	(10,227)	(115,755)

Cash flows from financing activities:
Proceeds from issuance of convertible notes, net of issuance cost of $198 and $367 for the year ended December 31, 2009 and 2010, respectively	28,802	8,633	—
Proceeds from issuance of ordinary shares during IPO	—	127,686	—
Payment of offering cost in connection with the issuance of ordinary shares	—	(2,580)	(1,485)
Proceeds from exercise of options	120	29	4,032
Proceeds from sale of ordinary shares	—	445	211

Net cash provided by financing activities	28,922	134,213	2,758

Net increase (decrease) in cash	23,978	96,805	(109,086)

Cash at beginning of year	626	24,604	121,409
Cash at end of year	$24,604	$121,409	$12,323

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