Form 20-F
period 2012-12-31
iSoftStone Holdings Ltd
filed 2013-04-24
CIK 1500308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 569,206,989 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

•	“China,” “Chinese” and the “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	“Greater China” refers to the PRC, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“professionals”, with respect to an IT services company, refers to billable employees executing IT services for its clients;

•	“ordinary shares” refers to our ordinary shares, par values $0.0001 per share;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•

“we,” “us,” “our company” and “our” refer to iSoftStone Holdings Limited, its predecessor entities, its subsidiaries, its consolidated affiliate and joint ventures, including iSoftStone Technology Service Co., Ltd., or ISST, described below.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended December 31, 2010, 2011 and 2012 and audited consolidated balance sheet data as of December 31, 2011 and 2012.

In September 2012, we announced the planned formation of our consolidated subsidiary ISST. In January 2013, ISST, which is owned 75% by us and 25% by Huawei Technologies Co., Ltd., or Huawei, and has a stated term of 50 years, became operational. We formed ISST to provide a broad range of IT services to Technology and Communications clients including telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals, primarily located in China. Through ISST we plan to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). In conjunction with ISST’s formation, among other things, we realigned to ISST all our existing Huawei business and selected non-Huawei Technology and Communications business (excluding our U.S. business and certain other agreed accounts); Huawei agreed to purchase an agreed minimum amount of services from ISST in 2013, 2014 and 2015 (with good-faith business volume discussions about additional business volumes for the years thereafter) and provide certain favorable financial terms to ISST; we agreed not to have our other business compete with ISST; we are entitled to appoint three of ISST’s five directors and key management members with Huawei selecting the other two directors, and nominating certain of ISST’s officers including the deputy general manager of the Huawei related business and ISST’s financial controller. Huawei also has customary protective veto rights with respect to certain important aspects of ISST’s operations. For a more detailed discussion of ISST, see “Item 4. Information on the Company—History and Development of the Company— iSoftStone Technology Service Co., Ltd.”

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among others:

•

our goals, strategies and expansion plans (including plans to grow our business organically and possibly through strategic alliances and M&A activities and an increased focus on growing business on the basis of our strength in China);

•	our future growth, business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to acquire businesses and enter into strategic alliances complementary to our business and integrate these into our business;

•	our ability to effectively operate and expand our business through ISST and realize the anticipated financial and other related benefits;

•	competition in the PRC IT services industry and the global IT services industry generally;

•	our plans to recruit new employees and improve our retention of existing employees;

•	our plans to invest in research and development to enhance our service lines and industry vertical knowledge and domain expertise;

•	our ability to attract and retain clients;

•	fluctuations in the general economic and business conditions in the PRC, the United States, Japan, Korea, Europe and other jurisdictions where we or our clients conduct business;

•	PRC governmental policies and rules and regulations relating to the IT services industry and other areas relevant to our business activities; and

•	those other risks set forth in “Item 3.D. Key Information—Risk Factors” in this annual report.

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

A. Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our future results.

Selected Consolidated Statements of Operations Data

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Net revenues	$82,464	$134,387	$196,975	$283,417	$381,144
Cost of revenues (1)(2)(3)	(55,083)	(88,391)	(125,689)	(181,121)	(251,540)

Gross profit	27,381	45,996	71,286	102,296	129,604
Operating expenses:
General and administrative expenses (1)(3)	(16,344)	(26,654)	(44,277)	(50,768)	(63,279)
Selling and marketing expenses (1)(2)(3)	(11,264)	(13,205)	(17,468)	(27,685)	(32,855)
Research and development expenses (1) (3)	(1,057)	(1,222)	(3,852)	(3,684)	(4,951)

Total operating expenses	(28,665)	(41,081)	(65,597)	(82,137)	(101,085)

Changes in fair value of contingent consideration in connection with business combination	—	(3)	28	(4,969)	(1,118)
Other income (expense), net	800	981	262	324	(231)
Government subsidies	862	2,999	3,269	1,840	1,110
Gain on sale of equity of a subsidiary	—	—	1,079	—	—

Income from operations	378	8,892	10,327	17,354	28,280

Interest income	228	138	180	1,118	775
Interest expense	(363)	(878)	(5,742)	(1,424)	(1,966)
Change in fair value of warrants	(676)	—	—	—	—
Change in fair value of convertible notes derivatives	—	—	(8,428)	2,832	—
Gain on bargain purchase of a business	—	66	—	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(433)	8,218	(3,663)	19,880	27,089
Less: Income tax benefit (expense)	492	823	288	(319)	(4,370)
Income (loss) after income taxes before loss in equity method investments, net of income taxes	59	9,041	(3,375)	19,561	22,719
Loss in equity method investments, net of income taxes	(62)	(13)	(245)	(565)	(637)

Net (loss) income (4)	(3)	9,028	(3,620)	18,996	22,082
Less: Net income (loss) attributable to noncontrolling interest	101	(21)	(438)	151	(27)

Net income (loss) attributable to iSoftStone Holdings Limited	$98	$9,049	$(3,182)	$18,845	$22,109

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Net (loss) income per share
Net (loss) income per share attributable to iSoftStone Holdings Limited shareholders:
Basic	(0.03)	0.01	(0.05)	0.03	0.04
Diluted	(0.03)	0.01	(0.05)	0.03	0.04
Net (loss) income per ADS
Net (loss) income attributable to iSoftStone Holdings Limited shareholders:
Basic	(0.29)	0.13	(0.46)	0.34	0.39
Diluted	(0.29)	0.13	(0.46)	0.32	0.38
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	122,681,330	125,106,274	149,341,325	547,143,620	564,069,512
Diluted	122,681,330	131,892,325	149,341,325	592,082,213	582,402,472
Weighted average shares used in calculating net (loss) income per ADS:
Basic	12,268,133	12,510,627	14,934,133	54,714,362	56,406,951
Diluted	12,268,133	13,189,233	14,934,133	59,208,221	58,240,247

(1)	Includes share-based compensation charges totaling $1.4 million, $2.4 million, $8.5 million, $9.3 million and $11.1 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$85	$159	$175	$307	$509
Operating expenses:
General and administrative expenses	1,258	2,074	8,091	7,611	8,972
Selling and marketing expenses	44	110	273	1,225	1,441
Research and development expenses	1	7	7	188	198

Total share-based compensation expenses	$1,388	$2,350	$8,546	$9,331	$11,120

(2)	Includes amortization of intangible assets from acquisition totaling $2.6 million, $2.0 million, $1.9 million, $3.2 million and $2.8 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$447	$87	$274	$985	$673
Operating expenses:
Selling and marketing expenses	2,202	1,928	1,580	2,217	2,126

Total amortization of intangible assets expenses	$2,649	$2,015	$1,854	$3,202	$2,799

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling $1.7 million, $2.1 million, $7.7 million, $12.3 million and $17.0 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$1,600	$1,815	$6,133	$9,277	$13,845
Selling and marketing expense	45	14	364	769	350
General and administrative expense	59	302	1,205	1,775	366
Research and development expenses	—	—	—	510	2,476

	$1,704	$2,131	$7,702	$12,331	$17,037

(4)	To supplement our net income presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income, which is adjusted from results based on U.S. GAAP to exclude share-based compensation, interest expense of convertible notes, changes in fair value of certain liabilities carried at fair value, amortization of intangible assets from acquisitions and gain on bargain purchase of a business. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income (loss) to our U.S. GAAP net income (loss):

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Net (loss) income (U.S. GAAP)	$(3)	$9,028	$(3,620)	$18,996	$22,082
Share-based compensation	1,388	2,350	8,546	9,331	11,120
Amortization of intangible assets from acquisitions	2,649	2,015	1,854	3,202	2,799
Interest expense of convertible notes	—	63	4,418	654	—
Changes in fair value of contingent consideration in connection with business combinations	—	3	(28)	4,969	1,118
Changes in fair value of convertible notes derivatives	—	—	8,428	(2,832)	—
Changes in fair value of warrants	676	—	—	—	—
Gain on bargain purchase of a business	—	(66)	—	—	—

Total non-GAAP adjustments	4,713	4,365	23,218	15,324	15,037

Net income (non-GAAP)	$4,710	$13,393	$19,598	$34,320	$37,119

Selected Consolidated Balance Sheet Data

	December 31, 2008		December 31, 2009		December 31, 2010	December 31, 2011	December 31, 2012
	(dollars in thousands)
Cash	$33,776		$55,138		$181,080	$101,196	$116,597
Accounts receivable, net of allowance for doubtful accounts of $309, $423, $2,320, $4,219 and $1,653 as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively	28,350		69,094		101,943	152,663	202,202
Total assets	82,841		162,179		343,031	378,056	466,510

Total liabilities	27,158		90,935		117,601	83,297	133,526
Series B convertible redeemable preference shares	49,459		52,159		—	—	—
Total iSoftStone Holdings Limited shareholders’ equity	6,221	(1)	18,590	(1)	224,424	293,160	330,073
Non-controlling interest	3		495		1,006	1,599	2,911

Total equity	6,224		19,085		225,430	294,759	332,984

Total liabilities, series B convertible redeemable preference shares and equity	$82,841		$162,179		$343,031	$378,056	466,510

(1)	Including series A convertible preference shares with carrying amount of $14.2 million for each of the periods ended December 31, 2008 and 2009. In December 2010, all series A convertible preference shares were automatically converted into ordinary shares upon the closing of our initial public offering.

Exchange Rate Information

A substantial majority of our business are conducted in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was RMB6.2301 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 19, 2013, the noon buying rate was RMB6.1772 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per $1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6960	6.8330	6.6330
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
Most recent six months:
October 2012	6.2372	6.2627	6.2877	6.2372
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2438	6.2213
March 2013	6.2108	6.2154	6.2246	6.2105
April 2013 (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the year. Monthly averages are calculated using daily exchange rates during the month.

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

We have experienced rapid growth and significantly expanded our business in recent years. Our net revenues grew from $82.5 million in 2008 to $283.4 million in 2011 and $381.1 million in 2012. In addition to organic growth, we have also grown through strategic acquisitions and plan to grow our business through ISST, our strategic consolidated subsidiary established with Huawei. As of the date of this annual report, we had 27 sales and delivery centers, including 20 in China, two in Japan, three in the United States, one in Canada and one in Taiwan. As of December 31, 2012, we had 14,512 employees, as compared to 3,116 and 12,510 employees as of December 31, 2007 and 2011, respectively. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

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

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate, such as North America, Europe, China and Japan. The financial and credit markets in the United States, Europe and Asia have experienced significant disruptions since 2008, which have persisted through 2009 and 2010, and to a lesser extent in 2011 and 2012, with the European debt crisis. China’s economy has also faced challenges as its economy transitions from its former high growth pace to steady growth, as well as struggles with inflation, rising labor and other costs, and international currency issues. The financial crisis and other disruptions have led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients or greater difficulty in collecting accounts receivable. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients and our revenues may decline.

The market for IT services is highly competitive and we expect competition to persist and intensify. In addition, the PRC IT services market has started to consolidate and we expect such trend to continue. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

In the IT outsourcing market, we face competition from the following major competitors:

•	Chinese IT services companies, such as ChinaSoft International Ltd., Neusoft Group Ltd., and Pactera Technology International Ltd.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	in-house IT departments of large corporations.

In the international market, we face intensified competition from Indian competitors. To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture plc, or Accenture, Cap Gemini S.A., or Capgemini, Hewlett-Packard Company, or Hewlett-Packard, and International Business Machines Corp., or IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter into or expand their presence in the domestic China market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 19.8%, 24.8% and 23.8% per annum in 2010, 2011 and 2012, respectively. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth.

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

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. In 2010, 2011 and 2012, Huawei and Microsoft Corporation, or Microsoft, contributed 25% and 13%, 23% and 9%, and 26% and 8% of our net revenues, respectively. In the aggregate, our top five clients accounted for 46.1%, 43.2% and 47.2% of our net revenues in 2010, 2011 and 2012, respectively.

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

We may not realize the anticipated benefits of ISST which we formed together with Huawei.

We recently began providing the substantial majority of our IT services to our Technology and Communications clients through ISST we established together with Huawei. We face a number of risks and uncertainties in connection with this entity including:

•

ISST was just launched in January 2013. Although ISST is our consolidated subsidiary, we only owe 75% of ISST. We face initial and ongoing issues and challenges including those related to coordinating with Huawei for our respective personnel, operations and corporate culture;

•

we may be unable to successfully leverage Huawei’s market position in the Technology and Communication sector to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). To do so, it requires close coordination with Huawei, its personnel and its customers and may require us to make significant additional investments in personnel and facilities;

•

Huawei is entitled to reduce its ISST purchase commitments if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses or if ISST’s non-Huawei client business revenues is less than its Huawei-related revenues by the end of 2015 and for any year thereafter;

•

subject to its commitment to engage in good faith discussions about additional business volumes for the years after 2015, Huawei has no firm revenue commitments to ISST after 2015. To retain Huawei as a substantial customer after 2015, it requires that we continue to, among other things, promote our capability to satisfactorily meet Huawei’s changing and evolving IT services needs on mutually acceptable commercial terms;

•

Huawei has certain protective veto rights over ISST’s operations (including veto rights over any change in business scope, increase or decrease of registered capital, material acquisitions, borrowings over a certain threshold, liquidation of ISST, and amendment of ISST’s articles of association);

•	our and Huawei’s interest in and goals for ISST could significantly diverge over time reducing the anticipated economic benefits of ISST;

•	our chief executive officer, Mr. Tianwen Liu, also serves as ISST’s chief executive officer, which could distract his attention from our other business;

•

certain portions of our Technology and Communication business (including certain customer accounts) were not and will not be transferred to ISST due to competitive concerns or other restrictions (including U.S. government restrictions). To address these concerns and restrictions, we operate the remainder of our Technology and Communication business outside ISST, which may increase our overall costs, reduce operating efficiencies and require us to implement and maintain effective lines of separation between ISST’s business and our other businesses. Similarly, these issues and restrictions may make it difficult to attract new, and retain existing, Technology and Communications clients and may make us a less attractive acquisition or investment candidate to third parties;

•

our ability to engage in businesses potentially competitive to ISST is restricted and any dispute with Huawei regarding our activities, including those we are required to operate outside ISST, could adversely impact our Huawei relationship (including the amount of business we receive from Huawei). In contrast, Huawei currently has one joint venture with one of our competitors and (other than its revenue commitments to ISST) is not contractually prohibited from forming one or more other ventures which may compete with ISST to meet its IT services needs; and

•

we may be required to terminate ISST or purchase Huawei’s interest in ISST at fair market value prior to the expiration of its 50-year term if certain events happen (including if we materially breach the related investment agreement and such breach is not cured within two months after receiving notice of such breach, or we transfer of our interest in ISST in violation of the related investment agreement, or the revenue of ISST’s non-Huawei client business is less than 50% of our commitment in 2015 due to our intentional misconduct or gross negligence), which could be expensive, disrupt our business and require significant amount of cash that may not be readily available to us.

If any of the above events occurs, ISST may not achieve commercial success as we expect and our business, financial condition and result of operations may be adversely impacted. For more information about ISST, see “Item 4. Information on the Company—History and Development of the Company—iSoftStone Technology Service Co., Ltd.”

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of the projects we perform, and related payment milestones which heavily depends on the budget and payment process cycles of our large clients. In some instances our clients have requested we delay billing to meet their own budgetary and cash management goals or requirements. As of December 31, 2010, 2011 and 2012, our net billed accounts receivable totaled $26.3 million, $50.7 million and $50.7 million, respectively, and our net unbilled accounts receivable totaled $75.6 million, $102.0 million and $151.5 million, respectively. Our largest client accounted for 29.6% and 29.5% of our net accounts receivable as of December 31, 2011 and as of December 31, 2012, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients which also requires us to make certain adjustments and assumptions. As of December 31, 2010, 2011 and 2012, the provision made for doubtful accounts was $2.3 million, $4.2 million and $1.7 million, respectively. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

If we are not successful in obtaining and managing increasingly large and complex projects, we may not achieve our growth goals and our results of operations and cash flow may be adversely affected.

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

Our ability to successfully obtain and manage larger and more complex projects depends significantly on the skills of our management personnel and professionals, some of whom do not have experience managing large or complex projects. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements. These larger and complex projects present cash flow risks and challenges. Related cash collections are usually linked to our successfully achieving specified milestones. However, over the life of these typically longer term projects we are often required to advance employee, subcontracting and/or other costs long before we collect related cash payments from our clients.

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

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and offer and develop new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. We have been investing in service capabilities (such as our recent initiatives: Smart City Solutions, Data and Business Intelligence Services, Mobility Services and Cloud Services) that we believe will drive future growth and enable us to provide higher value-added services and address broader business needs of our clients. Our development of new services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. In addition, as we introduce new services or technologies (such as our Smart City Solutions), we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with our new services or technologies, our business, results of operations and financial condition could be materially and adversely affected.

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

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions and alliances. Our ability to successfully integrate an acquired entity and realize the benefits of any acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

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

We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. Our consolidated subsidiary ISST established together with Huawei may also adversely impact our relationship with our other clients. If we are not able to continue to attract new clients or to grow revenues from our existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

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

We have a long selling cycle for our technology services (especially for those related to our smart city projects), which requires significant investment of capital, human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. For certain clients, we may begin work and incur substantial costs prior to concluding the contract.

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

The master service agreements with our clients typically do not impose a minimum or maximum purchase amount and allow our clients to place service orders from time to time at their discretion. Client demand may fall to zero or surge to a level that we cannot cost-effectively satisfy. Although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our clients, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific clients or on specific projects and some of our sales and delivery center facilities are dedicated to specific clients or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize our mix of services and delivery methods.

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

A majority of our revenue is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A majority of our revenue is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet client requirements that are subject to change and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

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

We have in the past received financial incentives and subsidies granted by various PRC government authorities in support of our business. Our net income (loss) for 2010, 2011 and 2012 was $(3.6 million), $19.0 million and $22.1 million, respectively. In 2010, 2011 and 2012, we recognized government subsidies as a reduction to cost of revenue and expenses, primarily cost of revenues, of $7.7 million, $12.3 million and $17.0 million, respectively, and recognized government subsidies as other income of $3.3 million, $1.8 million and $1.1 million, respectively. However, we cannot assure you of the continued availability of such financial incentives and subsidies in the future. The discontinuation of these financial incentives and subsidies could adversely affect our financial condition and results of operations. In addition, future financial incentives, grants and subsidies may impose certain requirements and restrictions on our business operations. These financial incentives, grants and subsidies, for example, might impose development time and local use requirements for certain projects funded by a government incentive, grant or subsidy, which can potentially limit the manner that we operate and expand our business.

We have an existing dispute with iCarnegie Inc. regarding certain licensing arrangements. If we do not win the related legal proceedings or settle such dispute on commercially acceptable terms, we may be exposed to monetary or other liabilities, which may harm our reputation, involve significant cash payments and adversely impact the market price of our ADSs.

In 2009, in cooperation with the Wuxi City government, we established the iCarnegie-iSoftStone training center (currently owned 20% by us). Some programs provided at the iCarnegie-iSoftStone training center in 2009 utilized the technical curriculum and professional certifications developed and maintained by iCarnegie Inc. and licensed to us pursuant to a course license agreement first entered into in 2009. We had been negotiating with iCarnegie Inc. new cooperation arrangements, which were expected to replace the existing licensing arrangements including a minimum enrollment fee requirement. In October 2012, iCarnegie Inc. submitted a demand for arbitration to the American Arbitration Association against us claiming approximately $5.9 million plus interest (at a contractual rate of 18% per annum) that was allegedly due from us to iCarnegie Inc. pursuant to the course license agreement. The arbitration remains at its preliminary stage and we intend to vigorously defend the arbitration. Please see “Item 8—Financial Information—Legal Proceedings”. With four dedicated internal trainings centers in Wuxi, Tianjin, Guangzhou and Dalian, we do not currently rely on the iCarnegie Inc. arrangements to attract, train and retain our personnel. However, if we do not win the legal proceedings or determine to settle the disputes with iCarnegie Inc., we may be exposed to monetary or other liabilities. The arbitration process may incur significant expenses and divert management’s attention from day-to-day company operations. Any adverse outcome of the arbitration could have a material adverse effect on our cash position, results of operation, reputation and the market price of our ADSs.

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, the United States, Canada, Japan, Europe and Korea. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of December 31, 2012, we had six patents, six trademark registrations, seven patent applications, two trademark applications and 207 software copyright registrations, and 21 domain names in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current limited patent protection may limit our ability to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, clients, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

We believe that our current cash and cash flow from operations should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In connection with the formation of ISST together with Huawei, we agreed that ISST will not pay dividends for the first three years after its inception, which restricts our ability to get cash out of ISST and, as a result, we need to raise additional capital to fund our other businesses. If our cash resources cannot satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

A significant percentage of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of March 31, 2013, our founder, chairman and chief executive officer Tianwen Liu beneficially owned approximately 11.7% of our outstanding ordinary shares; and AsiaVest Opportunities Fund IV owned approximately 13.4% of our outstanding ordinary shares. These major shareholders will continue to have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. They may not act in the best interests of our minority shareholders. In addition, without the consent of these major shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our clients to terminate their contracts with us. We currently do not have insurance against business interruptions. In March 2011, Japan was struck by a 9.0-magnitude earthquake, which resulted in a tsunami and damaged nuclear power plants, among other negative effects. In 2011, our net revenues from Japan grew slower than our other geographic markets as a result of certain projects being postponed from 2011 to 2012 due to the earthquake and tsunami. The existing and potential further radiation release from the damaged nuclear power plants in the earthquake and tsunami may result in additional adverse effects on our operations and those of our clients in Japan in the future.

In addition, our business could be adversely affected by the effects of H7N9, or avian flu, H1N1, or swine flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. Any prolonged occurrence of swine flu, avian flu, SARS or other adverse public health developments in China or elsewhere in the world may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of these events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

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

We incurred a net foreign exchange gain of $0.4 million, a net foreign exchange loss of $0.5 million and a net foreign exchange loss of $0.6 million in 2010, 2011 and 2012, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Legislation in certain countries in which we have clients, particularly the United States, Japan and various European countries, may restrict companies in those countries from outsourcing work to us.

IT offshore outsourcing is a politically sensitive issue in the United States, Europe and Japan. For example, many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other U.S. federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be enacted in Europe, Japan and other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, Europe, Japan or other countries in which we have clients could adversely impact our business operations and financial results. In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged in transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure or negative publicity would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Chinese nationals. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside of China. The ability of our professionals to work in the United States, Canada, Europe, Japan, Korea and other countries outside of China depends on their ability to obtain the necessary visas and work permits. Historically, the process for obtaining visas for PRC nationals to certain countries, including the United States and Japan, has been lengthy and cumbersome. We have in the past experienced delays and rejections when applying for business visas to the United States for some of our personnel. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. Particularly given the recent global economic slowdown, it is possible that there could be a change in the existing laws or the enactment of new legislation imposing restrictions on the deployment of work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we have clients. However, it is generally difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or maintaining business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas in which case we may not be able to provide services to our clients on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could, any of which could adversely affect our business and results of operations.

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

We have granted certain options, restricted shares and share units under our share incentive plans and granted nonvested shares in connection with certain other share-based compensation arrangements in the past, as a result of which we have recorded $8.5 million, $9.3 million and $11.1 million as share-based compensation expenses for the years ended December 31, 2010, 2011 and 2012.

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

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside of China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) proof of taxes paid, (ii) an audit report on the status of dividends, (iii) the relevant company’s foreign exchange registration certificate, (iv) a capital verification report issued by an accounting firm, and (v) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. Although the Renminbi has been fully convertible for current account transaction since 1996, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The Enterprise Income Tax Law also introduced a new preferential rate of 15% for high-tech enterprises. iSoftStone WFOE and Shanghai Kangshi Information System Co., Ltd., or Shanghai Kangshi, obtained the qualification certificates of high-tech enterprises under the Enterprise Income Tax Law in 2008 with a valid period of three years from 2008 to 2010. As a result, iSoftStone WFOE and Shanghai Kangshi are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE and Shanghai Kangshi renewed their respective qualification certificate of high-tech enterprises in 2011. The continued qualification of the high-tech enterprise status is subject to annual evaluation and a three-year review and renewal by the relevant government authorities in China. In addition, iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. We cannot assure you that the tax authorities will not change their position. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008, and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011 and 15% for the year 2012, respectively. Shanghai Kangshi as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 to 2012. Other PRC subsidiaries of ours also enjoy a variety of tax benefits. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxes and Incentives—China.”

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

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income and tax reporting obligations. In addition, a tax circular, or Circular 82, issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. Circular 82 also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. On July 27, 2011, the State Administration of Taxation issued a supplemental tax circular, or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% withholding income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. Although the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules and Bulletin 45, dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by a PRC enterprise or enterprise group would qualify as tax-exempted income, we cannot assure you that dividends paid to us from our PRC subsidiaries will not be subject to a 10% withholding tax, as the PRC foreign exchange control and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprise or enterprise group like us. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for non-PRC individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders, or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. In addition, under the related investment agreement, ISST is restricted in paying dividends and it is contemplated that all profits from ISST will be retained within ISST for at least three years. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between December 14, 2010 and April 19, 2013, the trading price of our ADSs on the NYSE ranged from $3.68 to $22.63 per ADS, and the last reported sale price on April 19, 2013 was $4.45 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the services outsourcing industry;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general market conditions or other developments affecting us, our industry or the global economy.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2013 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We commenced operations in October 2001 through Beijing iSoftStone Technologies Ltd., or Beijing iSoftStone, a limited liability company established in China and majority owned by our founder Tianwen Liu. To enable us to raise equity capital from investors outside of China, in November 2005, we reorganized our corporate structure by establishing our current Cayman Islands holding company, iSoftStone Holdings Limited, or iSoftStone Holdings, and transferred substantially all the IT services business and related assets and liabilities of Beijing iSoftStone into iSoftStone WFOE, a wholly owned subsidiary of iSoftStone Holdings, in exchange for issuance of ordinary shares of iSoftStone Holdings to our founder Tianwen Liu and other shareholders of Beijing iSoftStone. Concurrently, because certain businesses primarily from PRC stated-owned entities cannot be conducted by foreign invested enterprises in China, iSoftStone WFOE entered into a series of contractual arrangements with Beijing iSoftStone and its shareholders to become its primary beneficiary and then to consolidate its financial results since the date of inception of Beijing iSoftStone. Beijing iSoftStone generated net revenues of $123,000, $30,000 and $9,000 in the year of 2010, 2011 and 2012, respectively. We don’t expect it will generate significant amount of net revenues in the near future.

We conduct our business primarily through the following subsidiaries:

•

iSoftStone WFOE, which is our primary operating entity and hosts our headquarters in Beijing, China. iSoftStone WFOE operates our China-based delivery platform and holds our China-based subsidiaries, including our new consolidated subsidiary established together with Huawei and our three key regional centers: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou.

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

iSoftStone Technology Service Co., Ltd.

In September 2012, we announced the planned formation of our consolidated subsidiary ISST together with Huawei. In January 2013, ISST became operational with a stated term of 50 years. We formed ISST to provide a broad range of IT services to Technology and Communications clients including the telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals, primarily located in China. Through ISST we plan to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). iSoftStone WFOE and Huawei each owns 75% and 25% of the equity interests of ISST, respectively, with each contributing registered capital in cash of RMB75 million and RMB25 million, respectively. In conjunction with ISST’s formation, among other things, we realigned all our existing Huawei business and selected non-Huawei Technology and Communications business (including all personnel and intangible assets related thereto) to ISST, but excluding our U.S. businesses, certain Technology and Communications accounts mutually agreed to by Huawei and us and our product distribution and system integration services provided to international IT product vendors in connection with such vendors’ supplies to non-Technology and Communications clients. Huawei agrees to purchase services from ISST totaling at least RMB 650 million in 2013, RMB 950 million in 2014, and RMB 1.2 billion in 2015, with good-faith discussions about additional business volumes for the years thereafter, subject to Huawei’s adjustment of the business volumes granted by it to ISST if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses. We have agreed that ISST’s non-Huawei client business revenues will be at least equal to the its Huawei-related revenues by the end of 2015 and for each year thereafter, failing which Huawei may reduce the business volumes granted by it to ISST on a pro rata basis. Huawei also agrees to provide ISST with certain supportive policies with respect to annual billing rate increase, gross margin, and shortening of payment cycle. For the first three years after its inception, ISST is not expected to pay dividends. iSoftStone WFOE is entitled to 100% of ISST’s profit in 2013 and 75% of ISST’s profit thereafter, except that iSoftStone WFOE’s profit sharing in 2014 may be adjusted upward if Huawei’s actual service purchases from ISST in 2013 is less than 90% of its minimum business commitment to ISST in the same year.

We appoint three of ISST’s five directors while Huawei appoints the other two. We nominate ISST’s chief executive officer, chief operating officer and chief financial officer and Huawei nominate certain other officers of ISST including the deputy general manager, chief quality officer and deputy human resources director of ISST’s Huawei related business and ISST’s financial controller (with non-management personnel contributed by Huawei to ISST being no more than 20 persons). Huawei has customary protective veto rights with respect to certain important aspects of the operations of ISST, including veto rights over any change in business scope, increase or decrease of registered capital, material acquisitions, borrowings over a certain threshold, liquidation of ISST, and amendment of ISST’s articles of association. In addition, we and ISST are subject to certain non-compete obligations in favor of Huawei including restrictions on us conducting the business contributed to ISST or forming a joint venture or other cooperative arrangements with a designated Huawei competitor. We and Huawei are subject to certain equity transfer restrictions. During the four years following ISST’s establishment, neither we nor Huawei may transfer the interest in ISST without written consent of the other party. Thereafter, one party may transfer its interest in ISST to a third party subject to certain restrictions prohibiting a transfer to a designated competitor of the other party and the other party’s right of first refusal on any proposed transfer. In a sale by us that results in us owning less than 51% equity interest in ISST, Huawei has a tag-along right.

ISST may be terminated prior to the expiration of its 50-year term (i) by the non-breaching party if the other party materially breaches the related investment agreement and such breach is not cured within two months after receiving notice of such breach, (ii) if ISST is bankrupt, or becomes the target of any liquidation or dissolution process, or ceases its operation, or is unable to pay its debt when they fall due, or (iii) by the non-breaching party if the other party’s transfer of its interest in ISST violates the related equity transfer restrictions. If (x) ISST is terminated and such termination is not due to Huawei’s breach or (y) the revenue of ISST’s non-Huawei client business is less than 50% of our commitment in 2015 due to our intentional misconduct or gross negligence, Huawei has the right to require us to purchase its equity interest in ISST at fair market value determined by a mutually agreed appraiser. If (a) ISST is terminated due to Huawei’s breach or (b) Huawei purchases from ISST less than 50% of its minimum commitment in 2015 due to its intentional misconduct or gross negligence, we have the right to require Huawei to sell its equity interest in ISST to us at fair market value determined by a mutually agreed appraiser.

For additional information on ISST, please see the related investment agreement, an English translation of which is previously furnished with the SEC.

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

B. Business overview

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Our integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and Business Process Outsourcing (BPO), supports large corporations in China, North America, Europe and Japan. In the twelve months ended December 31, 2012, our clients included 89 Fortune 500 companies, of which 34 were our Greater China clients and 55 were our Global clients. Increasingly we are seeking to grow our business on the basis of our strength in the domestic China market. Last year, we benefited from China’s fast-growing economy while the rest of the world experienced a slower growth. Net revenues from our Greater China and Global clients accounted for 64.0% and 36.0% of our net revenues in 2012 and 58.4% and 41.6% of our net revenues in 2011.

Our service offerings are designed to address our clients’ business and IT needs. In Consulting & Solutions engagements, our consultants work closely with clients to identify their business needs and formulate solutions by leveraging multiple components of our IT Services and BPO offerings. Our IT Services offerings help clients maintain and enhance their legacy IT systems and develop and implement new applications. In BPO, we take ownership of managing clients’ non-core business processes, which typically are time and resource intensive, allowing them to focus on running and growing their core businesses. Our Consulting & Solutions, IT Services, and BPO service lines accounted for 26.8%, 68.9% and 4.3% of our net revenues in 2011, and 33.4%, 63.1% and 3.5% of our net revenues in 2012, respectively. We have also been proactively developing new service offerings in our Smart Business, which we define to include Digital Marketing, Digital Publishing, Smart City and Smart Enterprises, to help our clients leverage emerging technologies in big data, mobile, social networking and cloud computing to embrace market changes and business transformation.

We manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP; and their net revenue contributions were 30.2%, 38.3%, 20.4% and 5.2% of our net revenues in 2011, and 27.3%, 36.4%, 20.9% and 9.4% of our net revenues in 2012, respectively. With the formation of ISST in January 2013, we expect the substantial majority of our Technology and Communications business will be serviced by ISST going forward. The portion of our existing Technology and Communications business that will be excluded from ISST includes our related U.S. business and certain customers agreed to by us and Huawei. Our vertically focused strategy has been central to our revenue growth, enabling us to develop a deep understanding of clients’ businesses and industry trends, and build solutions tailored to meet their individual business needs. As we deepen our penetration into each vertical, we are able to expand the scope and scale of engagements with our clients to better address their challenges.

We believe that we have built one of the largest sales and delivery platforms for IT services and solutions in China. In addition, our operations in the North America, Europe and Japan allow us to be close to the main offices of key Global clients. By combining onsite/onshore support with scalable and lower-cost offsite/offshore delivery, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. As of the date of this annual report, we had 27 sales and delivery centers, of which three are located in the U.S., one in Canada, two in Japan, one in Taiwan and 20 in China spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi.

We were early to recognize the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labor costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this expansion as a competitive advantage that allows us access to local business opportunities, to be nearer to many of our clients, and to build closer relationships with local governments, who are the main promoters of local industry transformation, technology innovations and urbanization in China.

We believe human resource management and planning is critical to our success. We are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees grew 16.0% in 2012 to 14,512 as of December 31, 2012. To improve the skill sets of our staff, we have established four dedicated internal training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For managers, we have established a “Top 300” leadership development program to identify, develop, and promote qualified candidates to meet our middle and senior management needs.

In 2010, 2011 and 2012, our net revenues were $197.0 million, $283.4 million and $381.1 million, respectively. In 2010, 2011 and 2012, our net income (loss) improved from a net loss of $3.6 million in 2010 to a net income of $19.0 million in 2011, and then increased to a net income of $22.1 million in 2012. Our non-GAAP net income for 2010, 2011 and 2012, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in the fair value of the convertible notes derivatives, from our U.S. GAAP net income (loss), was $19.6 million, $34.3 million and $37.1 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

Our Service Offerings

We provide an integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and BPO service lines. The following table sets forth our net revenues by service line for the periods presented:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Consulting & Solutions	$54.3	27.6%	$76.1	26,8%	$127.2	33.4%
IT Services	134.9	68.5	195.1	68.9	240.8	63.1
Business Process Outsourcing Services (BPO)	7.8	3.9	12.2	4.3	13.1	3.5

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

Consulting & Solutions

We offer a breadth of consulting services, powered by our industry-specific solutions, to help our clients derive greater business values from their IT investments, Business Process Management (BPM), Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), and project and program management. We typically market these services to the business executives, as well as chief information officers and their functional IT heads.

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

To help us quickly and more cost effectively address our clients’ requirements, we have developed a library of industry-specific proprietary solution modules such as Smart Home Gateway Solution for our Communications clients, Treasury Management, Banking Risk Management solutions, Property and Casualty Insurance Core System and Life Insurance Core System for our BFSI clients, and Healthcare Mobile Application, Urban Public Cloud Platform & Data Center and Urban Operation Command Center for our ETP clients. These modules incorporate our proprietary intellectual property, relevant industry knowledge and best practices, and serve as building blocks around which we often deliver our broader services and solutions.

Recently, we see increasing demands in emerging technologies such as big data, mobile, social networking and cloud computing and in services and solutions of Digital Marketing, Digital Publishing, Smart City and Smart Enterprises. For example, an increasing number of PRC municipal governments are launching their “Smart City” projects, designed to improve the quality of public services by building a cross-agency data collection, information sharing, and collaborative decision-making platforms. This development is driving demand for cloud-enabled IT infrastructure and services such as data center hosting, shared services, and information exchange platform. We developed a suite of proprietary turnkey cloud computing solutions to support “Smart City”. These new solutions help lead to new opportunities in IT Services and BPO.

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

The following table sets forth net revenues from the major components of our IT Services for the periods presented:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$61.8	45.8%	$97.4	49.9%	$127.1	52.8%
R&D Services	66.8	49.5	85.7	43.9	102.7	42.6
Infrastructure and Software Services	6.3	4.7	12.0	6.2	11.0	4.6

Total IT Services	$134.9	100.0%	$195.1	100.0%	$240.8	100.0%

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

Our highly trained team of BPO professionals in China supports clients from the United States, Europe and China. We have built strong BPO service capabilities in the following verticals:

•

Banking and financial services, such as securities trade processing services for investment banks. In 2008, we were awarded a significant BPO contract with the global investment banking group of a leading investment bank in Europe. Our facilities in Shanghai provide operations support to the bank’s derivatives trading desks around the world. Currently, we provide this client with a wide variety of services including trade capture, deal review, settlement, confirmation, reconciliation and management information system reporting. Given the important nature of these tasks, our services have become an integral part of the client’s trade life cycle.

•	Technology, such as the search engine performance judging and verification.

•	Insurance, such as digitization and archiving of policyholder information, as well as account processing and customer services.

In addition, we are developing additional capabilities in the areas like digital publishing, including digital publication production, online publishing, rights management and transactions, short-run printing, and similar services.

We view BPO as an important service because the nature of our BPO engagements allows us to gain deep understanding of the unique business attributes of our clients. We leverage our Consulting & Solutions capabilities to identify business process optimization opportunities and other needs for our BPO clients, which often lead to us providing additional engagements. Through our ongoing and increasingly deep client relationships, we are able to further enhance our industry domain expertise.

New Service Initiatives

In addition to constantly enhancing our traditional service offerings, we are also investing in service capabilities that we believe will drive future growth and enable us to provide higher value-added services, addressing broader business needs of our clients:

•

Data and Business Intelligence Services, including data governance and architecture, data management and planning, data processing, and analysis-based decision-making tools for various industries, such as banking, securities and funds, corporate finance, insurance, government, manufacturing, retail and healthcare;

•

Mobility Services, including embedded software for smart terminals (smart phones, tablet PCs and set-top-boxes), customized smart terminal operating systems, mobile applications, mobile Internet services, and value-added services delivered through the mobile cloud; and

•

Cloud Services, including the design, building, and operating of public and private cloud platforms for governments and large and medium-sized enterprises. Our proprietary iSoftStone Cloud Foundation contains a library of pre-built, pre-tested software modules that incorporate industry best-practices and help clients develop and deploy their infrastructure and software as services (IaaS and SaaS) over the cloud.

Our Delivery Platform

We believe that we have built one of the largest sales and service delivery platforms for IT services and solutions in China, growing from six sales and delivery centers as of January 1, 2007 to 27 sales and delivery centers as of the date of this annual report, of which 20 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi. With this strong and diversified delivery platform, we are able to combine our onshore consulting and project management capabilities with scalable and lower-cost offshore delivery facilities that meet clients’ needs in a cost-effective manner while retaining significant operational flexibility. Our integrated onsite/onshore and offsite/offshore delivery model allows us to cost effectively and efficiently deliver our services to clients around the clock.

Onsite/Onshore. We have personnel stationed in China, the United States, Canada and Japan, in locations close to the main offices of our key clients. These teams of high-caliber professionals travel regularly to clients’ sites to engage with clients in person, manage projects, and more closely address their needs. Our onsite/onshore delivery model is particularly important for complex projects where clients wish to have greater control of or influence over the project management.

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

We were early to recognize the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labor costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this expansion as a competitive advantage that enables us to access local business opportunities, to increase our supply of high quality resources, to be nearer to many of our clients, and to build closer relationships with local governments, who are the main promoters of local industry transformation, technology innovations and urbanization in China. In 2012, we opened six new regional offices in Tier Two and Tier Three cities: Foshan, Jinan, Lanzhou, Liaoyuan, Shijiazhuang and Suzhou. As of the date of this annual report, approximately 74% of our office space in China is located in Tier Two and Tier Three cities.

Our Clients

We were founded on the principle of Customer First. We have built long term relationships with large corporations in China, the United States, Europe and Japan. We are extremely proud of the quality and diversity of our clients. In 2012, 89 Fortune 500 companies chose iSoftStone as an IT outsourcing partner. In 2012, we had 49 clients that contributed net revenues exceeding $1.0 million. We have been able to grow with our clients by increasingly expanding the scope and size of our engagements. In addition, we are increasingly seeking to grow our business on the basis of our strength in the domestic China market.

The following table shows our net revenue breakdown by geographic markets for the periods presented:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$110.1	55.9%	$165.5	58.4%	$244.0	64.0%
Global:
United States	53.6	27.1	71.4	25.2	86.4	22.7
Europe	12.7	6.5	21.4	7.5	25.0	6.6
Japan	20.4	10.4	24.3	8.6	23.3	6.1
Others	0.2	0.1	0.8	0.3	2.4	0.6

Global total	86.9	44.1	117.9	41.16	137.1	36.0

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

Highlights of our geographic market mix include:

•

We are a leading China-based IT services provider in China’s banking, insurance, communications and ETP industries, and we expect to see increased growth and investment activities in these industries in the foreseeable future. While developed markets faced financial crises and economic slowdowns, China maintained its growth momentum in 2012, fueled by macroeconomic factors such as urbanization, industrial transformation, and growing middle-class consumption. As one of the seven Priority Industries promoted by China’s 12th Five-Year Plan, IT services industry is expected to attract significant investments in the next several years, which we believe will fuel our business growth in this market.

•

We saw moderate business growth in the U.S. and European markets as the global economy gradually recovered from the financial crisis. As increasing number of U.S. and European clients enter the China market, we are well-positioned to support their growth with our strong presence in China and globally balanced capabilities. However, given the uncertainties of the U.S. and European economy (especially the impact of the prolonged European debt crisis), intensified competition from Indian competitors in the international market and the anticipated higher growth of our businesses from Greater China clients, we expect our business in the U.S. and European markets to grow at a slower pace in the near future.

•

Our business in the Japanese market slightly declined in 2012 due to the lingering weakness in Japan’s economy and a depreciating Yen, as well as the Sino-Japan geopolitical standoff. We do not anticipate that the Japanese market will experience a substantial recovery in 2013.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of clients. In 2010, 2011 and 2012, Huawei and Microsoft contributed 25% and 13%, 23% and 9%, and 26% and 8% of our net revenues, respectively. In aggregate, our top five clients accounted for 46.1%, 43.2% and 47.2% of our net revenues in 2010, 2011 and 2012, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We generate a significant portion of our revenues from a small number of major clients and any loss of business from these clients could reduce our revenues and significantly harm our business.”

Target Industry Verticals

As the IT services industry in China continues to mature, clients are looking for partners who understand their businesses and industry trends, and have solutions tailored to meet their individual business needs. By focusing our business around four industry verticals—Technology, Communications, Banking, Financial Services and Insurance, or BFSI, and Energy, Transportations and Public Sector, or ETP, we are able to understand the full context of our clients’ challenges and develop deep expertise to address their needs. Our Technology, Communications, BFSI and ETP verticals accounted for, in aggregate by client industry, 27.3%, 36.4%, 20.9% and 9.4%, respectively, of our net revenues in 2012. The following table sets forth our net revenues by client industry for the periods presented:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$65.2	33.1%	$85.6	30.2%	$104.2	27.3%
Communications	75.7	38.3	108.6	38.3	138.9	36.4
BFSI	33.6	17.1	57.9	20.4	79.7	20.9
ETP	12.5	6.4	14.8	5.2	36.0	9.4
Other	10.0	5.1	16.5	5.9	22.3	6.0

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

•

Technology. In the technology industry, our key clients include some of world’s leading software and hardware vendors, such as Microsoft, Lenovo, and IBM. We provide R&D, application development, and quality assurance and BPO services to these clients to help them quickly respond to market changes and accelerate the time to market for their products and technologies. In addition, we offer a go-to-market strategy, whereby we are able to incorporate their technologies into our solutions to other clients.

•

Communications. Communications has traditionally been our stronghold. Our clients span the entire telecommunications value chain, from handset manufacturers such as Sharp, Sony Mobile and HTC, to carriers such as AT&T, China Mobile and China Telecom, and equipment suppliers such as Huawei and Alcatel-Lucent. We have built strong capabilities in network management, Business Operation Support Systems (BOSS), business intelligence, network-embedded products, network security products, and mobility. We believe that we are now a leading China-based provider of embedded software for smart terminals (smart phones, tablet PCs, and set-top boxes), customized smart terminal Operating Systems (OS), mobile applications, and mobile Internet services. Moreover, we have built our own mobile development tool—iMobot, and are actively making innovations in the field of mobile payment and mobile commerce to assist our communications clients in the rapidly evolving mobile eco-system.

•

BFSI. Through organic growth and acquisitions of personnel, we believe that we have become a leading China-based provider in this industry with an extensive client portfolio and comprehensive service offerings. In 2012, our clients included all four Tier One Chinese state-owned banks, other major banks in China, several leading banks and financial institutions in the U.S. and Europe, and the ten largest Chinese insurance companies. We provide our BFSI clients with a variety of consulting, IT, and BPO services.

•

ETP. ETP was our fastest growing industry vertical in 2012. We see ETP as a significant source for future growth, driven by two factors: first, global technology innovations around green energy; and second, the Chinese government’s efforts to improve the well-being of its citizens and upgrade the country’s technology infrastructure to meet the trends of urbanization and a growing middle-class. The key component of our ETP service offerings centers around our Smart City solution suites including smart healthcare, smart transportation, smart tourism and city command center.

Following the formation of ISST in January 2013, we expect the substantial majority of our Technology and Communications business will be conducted through ISST. In addition to Huawei, clients expected to be served through ISST include telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies and makers of computer software, semiconductors, and computer peripherals, primarily located in China. Through ISST we plan to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). Given the terms agreed to by Huawei, we believe ISST will benefit iSoftStone and our shareholders strategically, financially, and operationally. In addition to securing a long-term, large-scale, and sustained business account from Huawei, it should help us strengthen our core competitiveness through the continued integration of the fragmented IT services industry in China. ISST began operation in January 2013.

We are constantly evaluating new technology trends and investing in business initiatives that have potential to become future growth drivers. We believe that two of our initiatives in particular have good growth potential: Digital Marketing and Smart City Solution Suites.

•

Digital Marketing. The new generation of digital consumers pervasively use digital devices to be better informed, always stay connected, and more actively participate in their social networks. Enterprises need to rapidly evolve their customer and employee engagement strategies to capitalize on this new trend of consumer behavior. We have been closely monitoring the emergence of the digital consumer generation in China and actively developing digital marketing solutions. Through our digital marketing solutions, we provide full digital marketing services across the entire customer engagement life cycle—from tracking consumer behavior and analyzing consumer data to managing digital properties of clients’ brands or products.

•

Smart City Solution Suites. We believe that we are one of the pioneers and a leading China-based provider of one-stop integrated services for Smart City planning, construction and operations. In Smart City projects, we leverage our accumulated domain knowledge in technology, communications, public, healthcare and other industries and integrate capabilities in cloud computing, Internet of Things (IOT), mobile and big data. In addition, we have been building strategic partnerships with selected solution providers to expand our service offerings to satisfy a variety of needs from different municipalities that have embarked on urbanization processes. We currently participate in the planning and building of Smart City projects in Hubei, Jiangsu, Guangzhou, Jilin, Gansu, Sichuan, Chongqing and Macau.

Human Capital

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China, and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 9,285, 12,510 and 14,512 employees as of December 31, 2010, 2011 and 2012, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from a variety of universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 19.8%, 24.8% and 23.8% in 2010, 2011 and 2012, respectively.

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

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. We have four dedicated internal training centers alongside our sales and delivery centers in Wuxi, Tianjin, Guangzhou and Dalian. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

Research and Development

We continuously invest in research and development to enhance our domain knowledge and develop industry specific solutions to improve our competitiveness. We have established six R&D bases, in Beijing, Chengdu, Shenzhen, Tianjin, Wuhan and Wuxi, to explore new technologies and related applications (such as cloud computing) which can be applied horizontally across our integrated suite of service offerings. At the industry vertical level, we have several innovation centers focused on developing solutions to help us more quickly and cost-effectively address our clients’ requirements. In 2012, we launched iSoftStone Postdoctoral Workstation to further strengthen our R&D capabilities through cooperation with leading national research institutions and universities. As of December 31, 2012, we had been selected to participate in a number of key technological innovation projects in China, including the National Information Security Special Project and the Modern Service Industry Pilot Program.

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

Sales and Marketing Organization. We have invested in building a broad sales force and marketing team. As of December 31, 2012, our business development teams consisted of 383 full-time sales and marketing personnel, including 151 sales and account managers, each of whom is responsible for a designated sales region, industry vertical or client account. We group our sales offices by regions in China and globally, and we had sales offices in 21 major cities in China, as well as in the United States, Canada and Japan, as of December 31, 2012. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

Strategic Alliances. We frequently enter into strategic alliances to help global technology companies “go to market” in China by jointly targeting business opportunities in the domestic China market. Through these alliances, our clients gain greater market access for their products and solutions and we gain valuable industry experience, technology know-how and additional revenue opportunities. Examples of these strategic alliances include our partnership with IBM to build Cloud Center of Excellence in cities like Foshan, Liaoyuan, Lanzhou and Xiangyang.

Competition

The market for IT services is highly competitive, and we expect competition to persist and intensify. In addition, the PRC IT services market has started to consolidate and we expect such trend to continue. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

In the IT outsourcing market, we face competition from the following major competitors:

•	Chinese IT services companies, such as ChinaSoft International Ltd., Neusoft Group Ltd., and Pactera Technology International Ltd.;

•	Indian IT services companies, such as Cognizant Technology Solutions Corp., HCL Technologies, Infosys Technologies Ltd., Tata Consultancy Services Ltd. and Wipro Technologies;

•	Offshore IT services providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe; and

•	In-house IT departments of large corporations.

In the international market, we face intensified competition from Indian competitors. To date, we have not typically competed directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic China market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provide us with a competitive advantage in serving our clients.

Intellectual Property and Confidentiality

Protecting our IP rights and the IP rights of our clients is critical to our business. We have invested and will continue to invest in research and development to enhance our domain knowledge and create industry-specific solutions. As of December 31, 2012, we had registered IP including six patents, 207 software copyrights, six trademarks and 21 domain names registered in China; two trademarks and one domain name registered in the United States; one domain name registered in Japan; two trademarks and two domain names registered in Taiwan; and we had seven patent applications and two trademark applications in China.

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

Technology and Infrastructure

We have invested significantly in building our technology and infrastructure. As part of our technology infrastructure, we have our own data centers in Beijing, Wuxi, Nanjing and Shenzhen to support company operations and also serve our clients with infrastructure services. We are building our enterprise private cloud platform to better support business growth and achieve lower cost. We also plan to invest in our own IT infrastructure with more advanced technologies in our new office in Beijing, such as Smart Card system and energy saving system.

Telecommunications linkage with client sites is a core component of our global delivery platform. We have designed a high-quality, scalable and secured network architecture that provides client connectivity, sales and delivery center connectivity and broadband connectivity.

Our clients operate in multiple jurisdictions and have a variety of voice and data systems. Our IT support team has the capability to integrate our clients’ voice and data networks with our networks, support procedures, security environment and reporting procedures to create a homogeneous environment for consistent service delivery.

We use SAP’s human resources management system and financial management solutions to optimize our human resource and finance functions. We expect to continue to invest in our business applications (e.g., mobile applications) to improve process and collaboration efficiency among our customers and employees.

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

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. See Item 8 for certain ongoing litigation and dispute matters. Any adverse determination against us or unfavorable settlement of currently pending or future dispute could harm our reputation, subject us to significant liabilities, require significant cash payments by us or otherwise adversely impact our results of operations and financial condition.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to PRC Information Technology Service Industry

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalog on Foreign Invested Industries (2011 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax for its first two profitable years and a 50% reduction of its applicable enterprise income tax rate for the three following years. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import/export policies and preferential tax rates. iSoftStone Information Technology Co., Ltd., iSoftStone Information System Service Co., Ltd., Guangzhou iSoftStone Information Technology Co., Ltd., iSoftStone Information Technology Group (Wuhan) Co., Ltd., Shenzhen iSoftStone Technology Co., Ltd., iSoftStone Information Technology Group Chengdu Technology Co., Ltd., iSoftStone Technology Service Co., Ltd., iSoftStone Information System Service Yancheng Co., Ltd. and Suzhou iSoftStone Information Technology Co., Ltd. were recognized as software enterprises in July 2007, October 2007, August 2010, December 2011, March 2012, November 2012, November 2012, December 2012 and December 2012 respectively and remain so as of the date of this annual report.

Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. Our subsidiary Tianjin iSoftStone Technology Service Co., Ltd. obtained Grade 2 qualification certificate for systems integration in October 2012 and maintains this grade as of the date of this annual report.

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

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2012, we had registered 207 software copyrights with the National Copyright Administration.

The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks. As of December 31, 2012, we had registered six trademarks with the Trademark Office of the State Administration for Industry and Commerce and have two trademark applications outstanding in China.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Exchange Administrative Regulations and various rules and regulations promulgated by SAFE, the Renminbi is freely convertible under current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriating investment and investment in securities outside of China, prior approval of or registration with SAFE or its local branches is required.

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

On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

Regulations on PRC Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results —Taxes and Incentives—China.”

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 35 operating subsidiaries in China, two operating subsidiaries in the United States, one operating subsidiary in Canada, one operating subsidiary in the United Kingdom, one operating subsidiary in Germany, one operating subsidiary in South Korea, two operating subsidiary in Japan and one operating subsidiary in Hong Kong.

The following diagram illustrates our current corporate structure and the place of formation and the ownership of our major subsidiaries and affiliated entity as of the date of this annual report. All of our subsidiaries are 100% owned or controlled by us except for Beijing Guodian Ruantong Technology Co., Ltd., in which we have a 86.7% equity interest, Beijing Guodian Ruantong Jiangsu Technology Co., Ltd., in which we have a 86.7% equity interest, Beijing iSoftStone Jiewen Information Technology Co., Ltd., in which we have a 67% equity interest, iSYS Information Technology Co., Ltd., in which we have a 65% equity interest, Shenzhen Tengzhengxinbao Technology Co., Ltd., in which we have a 60% equity interest, Suzhou iSoftStone Information Technology Co., Ltd., in which we have a 60% equity interest, iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, Tianjin iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, Nanjing iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, iSoftStone Technology Service Wuxi Co., Ltd., in which we have a 75% equity interest, and Xi’an iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest.

(1)	Includes a series of contractual arrangements among iSoftStone WFOE, Beijing iSoftStone, and certain shareholders of Beijing iSoftStone, including an exclusive outsourcing agreement, an exclusive technology consulting and management service agreement, a trademark and software licensing agreement, an equity pledge agreement, and an irrevocable proxy.

D. Property, Plant and Equipment

Facilities

Our principal executive offices are located on premises comprising approximately 12,948 square meters in an office building in Zhongguancun Software Park, Beijing, China. Except for the facility in Wuxi which is owned by us, we have leased all of our facilities from unrelated parties under leases with terms ranging from one to five years, and most of our leases are renewable at our option.

As of the date of this annual report, we had offices in 22 cities across the Greater China region, namely Beijing, Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Jinan, Lanzhou, Liaoyuan, Nanjing, Shanghai, Shenzhen, Shijianzhuang, Suzhou, Tianjin, Wuhan, Wuxi, Xi’an, Yancheng, Zhenjiang and Taipei occupying an aggregate of 130,326 square meters. Outside of the Greater China region, we maintain offices in Boston, Kirkland (WA), New York, Toronto, Tokyo and Fukuoka, occupying an aggregate of 2,632 square meters .

The following table describes the space and uses of property for each of our facilities as of the date of this annual report:

Location	Space	Usage of Property
	(in square meters)
Greater China
Beijing	15,462	Delivery center Headquarter Sales Office Data Center iSoftStone R&D Institute
Changsha	1,168	Delivery center Sales Office
Chengdu	4,445	Delivery center Sales Office
Dalian	1,523	Delivery center Sales Office Training Center
Foshan	2,197	Delivery center Sales Office
Guangzhou	3,684	Delivery center Sales Office Training Center
Hangzhou	3,110	Delivery center Sales Office
Jinan	537	Delivery center Sales Office
Lanzhou	119	Sales Office
Liaoyuan	758	Delivery center Sales Office
Nanjing	17,465	Delivery center Sales Office Data Center
Shanghai	6,227	Delivery center Sales Office
Shenzhen	12,679	Delivery center Sales Office Data Center
Shijiazhuang	128	Delivery center Sales Office
Suzhou	278	Delivery center Sales Office
Tianjin	8,009	Delivery center Sales Office Data Center Training Center iSoftStone R&D Institute
Wuhan	5,725	Delivery center Sales Office iSoftStone R&D Institute
Wuxi	37,738	Delivery center Sales Office Data Center iSoftStone R&D Institute Training Center
Xi’an	7,142	Delivery center Sales Office
Yancheng	1,499	Delivery center Sales Office
Zhenjiang	380	Delivery center Sales Office
Taipei	52	Delivery center Sales Office
Japan
Fukuoka	62	Delivery center Sales Office
Tokyo	184	Delivery center Sales Office
U.S.
Boston	246	Delivery center Sales Office
Kirkland (WA)	1,900	Delivery center Sales Office
New York	160	Delivery center Sales Office
Canada
Toronto	80	Delivery center Sales Office

In November 2010, we opened a new facility for our sales and delivery center in Wuxi. We initially leased approximately 10,000 square meters at this facility and purchased the whole office building with a space of 37,738 square meters in July 2011 from Wuxi Xutian Software Science Development Co., Ltd., a wholly owned subsidiary of TecPark Technology Development Co., Ltd., or TecPark. TecPark is a real estate company that is specialized in developing IT and software parks throughout China. TecPark is controlled by Mr. Jiadong Qu, who is a minority shareholder owning less than 5% of our shares upon closing of our initial public offering and less than 1% of our shares as of March 31, 2013. None of our officers or directors or their respective close family members has a direct or indirect ownership interest or serves as a director, officer or employee in TecPark.

In August 2012, we signed an agreement to lease new office premises with an area of approximately 43,200 square meters in Beijing from Beijing Ruantong Xutian Technology Development Co., Ltd., which will be used as our company headquarters to replace existing rented offices in multiple locations in Beijing and to meet the growth of our global business and increase of the number of employees. The related lease has a ten years term starting from January 1, 2013 with rental expense for the entire term being approximately $94.6 million. We expect to move in the new office in the second quarter of 2013. TecPark, as a limited partner, owns 30% interest in a private equity fund which owns 99.9999% interest in Beijing Ruantong Xutian Technology Development Co., Ltd. The remaining interests in Beijing Ruantong Xutian Technology Development Co., Ltd. are owned by independent third parties. None of our officers or directors or their respective close family members has a direct or indirect ownership interest or serves as a director, officer or employee in Beijing Ruantong Xutian Technology Development Co., Ltd. or the related private equity fund.

Our facility expansion plan has been and will be assessed, evaluated, and approved by our management and board independently on a case by case basis as need arises.

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

A. Operating Results

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Revenues from our Greater China clients include all revenues from companies headquartered in Greater China, and revenues from Global clients include all revenues from companies headquartered outside of Greater China, including revenues from the Greater China-based operations of these overseas clients. Net revenues from our Greater China and Global client groups accounted for 55.9% and 44.1% of our net revenues in 2010, 58.4% and 41.6% of our net revenues in 2011, and 64.0% and 36.0% of our net revenues in 2012, respectively.

Our integrated suite of IT services and solutions includes IT Services (including application development and maintenance services, or ADM, R&D services, and infrastructure and software services), Consulting & Solutions and BPO services. Our IT Services, Consulting & Solutions and BPO service lines accounted for 68.5%, 27.6% and 3.9% of our net revenues in 2010, 68.9%, 26.8% and 4.3% of our net revenues in 2011, and 63.1%, 33.4% and 3.5% of our net revenues in 2012, respectively.

We organize and manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP. Our Technology, Communications, BFSI, and ETP industry verticals accounted for 33.1%, 38.3%, 17.1% and 6.4% of our net revenues in 2010, 30.2%, 38.3%, 20.4% and 5.2% of our net revenues in 2011, and 27.3%, 36.4%, 20.9% and 9.4% of our net revenues in 2012, respectively. Since the formation of ISST in January 2013, we expect most of our Technology and Communications business will be operated by ISST going forward. The portion of our existing Technology and Communications business that will be excluded from ISST includes our related U.S. business and certain customers agreed to by us and Huawei.

We have built one of the largest sales and delivery platforms for IT services and solutions in China. We have grown from six sales and delivery centers as of January 1, 2007 to 27 sales and delivery centers as of the date of this annual report, of which 20 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi. We also have operations in the North America, Europe and Japan that are close to the main offices of key Global clients.

Human resource management and planning is critical to our success, and we are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees has grown from 1,527 employees as of January 1, 2007 to 14,512 employees as of December 31, 2012. To improve the skill sets of our staff, we have established four dedicated internal training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For managers, we have established a “Top 300” leadership development program to identify, develop, and promote qualified candidates to meet our middle and senior management needs.

Since inception, our net revenues have grown primarily through our organic business development efforts, supplemented by strategic acquisitions and alliances. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. Recent strategic acquisitions include: our January 2011 acquisition of iHealthStone Co., Ltd., or iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry; our August 2011 acquisition of Adventier, which enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities; our April 2012 acquisition of assets and business of Nanjing Jiangchen Science & Technology Co., Ltd., or Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT service capabilities in the entire electric power industry; and our June 2012 acquisition of Abovenet International Inc., or Abovenet, which further strengthened our business intelligence and data services with more advanced capability and greater geography coverage.

In 2010, 2011 and 2012, our net revenues were $197.0 million, $283.4 million and $381.1 million, respectively. In 2010, 2011 and 2012, our net income (loss) improved from a net loss of $3.6 million in 2010 to a net income of $19.0 million in 2011, and then increased to a net income of $22.1 million in 2012. Our non-GAAP net income for 2010, 2011 and 2012, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in the fair value of the convertible notes derivatives from our U.S. GAAP net income (loss), was $19.6 million, $34.3 million, and $37.1 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

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

•	actions by the Chinese government to encourage state-owned enterprises to outsource more IT and non-core operational functions to enhance their competitiveness and efficiency; and

•

an increasing number of PRC municipal governments starting to implement their “Smart City” strategies and launching their “Smart City” projects, designed to improve the quality of local industry, environment protection as well as public services by building a cross-agency data collection, information sharing, and collaborative decision-making platforms. By January 2013, the PRC Ministry of Housing and Urban-Rural Development had announced 90 national Smart City pilot programs, as one of the government’s key initiatives to accelerate China’s urbanization process.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. For more information, please see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Government Subsidies”.

Our results of operations in any given period are more directly affected by company specific factors, including:

•

Revenue mix by service line. Our IT Services, Consulting & Solutions and BPO service lines accounted for 68.5%, 27.6% and 3.9% of our net revenues in 2010, 68.9%, 26.8% and 4.3% of our net revenues in 2011, and 63.1%, 33.4% and 3.5% of our net revenues in 2012, respectively. Our Consulting & Solutions service line has generally enjoyed higher margins, followed by our IT Services then BPO service lines. As the mix of services we deliver in any period will vary, we expect our margins will vary accordingly.

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

•

Diversity of our client base. In recent years, as we have expanded significantly in the IT services industry, we have diversified our client base of both Greater China and Global clients. In the twelve months ended December 31, 2012, our clients included 89 Fortune 500 companies, of which 34 were our Greater China clients and 55 were our Global clients. While we are seeking out new clients in each of our target industry verticals, we will continue to enhance our strategic relationships with our existing clients. Our five largest clients accounted for 46.1%, 43.2% and 47.2% of our net revenues in 2010, 2011 and 2012, respectively. The gain or loss of any significant client, or any significant change in the business volume from a significant client, will affect our results of operations.

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

•

Effective retention and management of employees. Our ability to effectively retain and manage our employees will have an effect on our gross margin and our results of operations. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could also cause us to experience lower employee utilization resulting from a higher than expected number of idle employees. Our ability to effectively utilize our employees is typically improved by longer-term engagements due to increasing predictability of client needs over the course of the engagement. Our attrition rates were 19.8%, 24.8% and 23.8% in 2010, 2011 and 2012, respectively. A significant increase in our attrition rate could decrease our productivity and, in turn, our profitability.

•

Investments in our delivery platform. We have grown from six sales and delivery centers as of January 1, 2007 to 27 sales and delivery centers as of the date of this annual report, of which 20 are located in China, spanning Tier One cities such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi, and we have operations in the North America, Europe and Japan that are close to the main offices of key Global clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite/onshore and offsite/offshore model. Early on, we recognized the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labor costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this as a competitive advantage that allows us access to local business opportunities, to be nearer to our clients, and to build closer relationships with local governments who are the main promoters of local industry transformation, technology innovations and urbanization in China. Our ability to effectively utilize this robust delivery platform will significantly affect our results of operations in the future.

•

Investments in training and R&D. To develop deeper industry knowledge and deeper understanding of our clients’ needs and more quickly and cost-effectively address our clients’ requirements while maintaining the high quality standard of our services, we continually invest in training and research and development. We have four dedicated internal training centers alongside our sales and delivery centers in Wuxi, Tianjin, Guangzhou and Dalian. In addition, we continuously invest in R&D to enhance our domain knowledge and improve our competitiveness. Among other activities, we established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi and have leveraged our R&D efforts to build a library of industry-specific proprietary software modules for our use in the delivery of our services. We expect that our ability to effectively utilize our training and R&D capabilities will significantly affect our results of operations in the future.

•

Impact of strategic alliances and business acquisitions (including ISST). We have pursued and may continue to pursue strategic alliance and acquisition opportunities to expand our geographic presence, establish or deepen client relationships, increase our service offerings and capabilities and enhance our industry and technical expertise. For example, our acquisition of Adventier in 2011 enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities, and our acquisition of Abovenet in 2012 further strengthened our business intelligence and data services with more advanced capability and greater geography coverage. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We often enter into strategic alliances with Global technology clients as they are expanding into the China market. Examples of these strategic alliances include our partnership with IBM to build Cloud Center of Excellence in cities like Foshan, Liaoyuan, Lanzhou and Xiangyang. The strategic formation of ISST is expected to favorably impact our financial results and operations in future periods with expected benefits including: Huawei revenue commitments totaling at least RMB 650 million in 2013, RMB 950 million in 2014, and RMB 1.2 billion in 2015, with good-faith discussions about additional business volumes for the years thereafter (subject to reduction if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses or if ISST’s non-Huawei client business revenues are less than its Huawei-related revenues by the end of 2015 and for each year thereafter); Huawei’s commitment to provide ISST with certain supportive policies with respect to annual billing rate increase, gross margin, and shortening of payment cycle; and opportunities to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). Please see “Item 4. Information on the Company—History and Development of the Company—iSoftStone Technology Service Co., Ltd.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not realize the anticipated benefits ISST which we formed together with Huawei” for more information.

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

To assist in identifying revenue attributable to recent acquisitions in any period and in evaluating comparable period results, in recent periods we have begun to track organic and acquired revenues. For purposes of period-over-period comparisons, revenues from acquisitions completed within 12 months of the relevant period end are deemed acquired revenues and subtracted from total period revenues to determine organic revenues for the respective period. Of the $283.4 million and $381.1 million in total net revenues for 2011 and 2012, 99.5% and 99.1% were organic, with acquisitions completed within the 12-month period preceding December 31, 2011 and 2012, as appropriate, contributing the remaining 0.5% and 0.9% of the total net revenues. In future periods, depending on the acquisition structure, size and the speed with which an acquired business is integrated into our existing business or other factors, it may not be practicable or meaningful to distinguish acquired revenues.

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

•

In April 2012, we acquired assets and business of Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT services capabilities in the entire electric power industry.

•	In June 2012, we acquired Abovenet, which further strengthened our business intelligence and data services with more advanced capability and greater geography coverage.

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

Investments

We are constantly evaluating new investment opportunities and technology trends and investing in business initiatives that have potential to become future growth drivers. For example, in September 2012, we formed a joint venture called Foshan iSoftStone Information Technology Co., Ltd. with Guangdong WIOT, to provide services including the planning, construction and operation of Smart City projects. This joint venture provides our Smart City clients an integrated suite of consulting and solutions services, including top-level design, application integration, Internet of Things (IOT) construction and data center operation.

Certain Income Statement Line Items

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. In recent years, we have experienced rapid growth and significantly expanded our business. We are subject to business taxes at a rate of 5% of total revenues for certain types of contracts. Our net revenues increased from $197.0 million in 2010 to $283.4 million in 2011 and $381.1 million in 2012, or 43.9% and 34.5% growth, respectively. We discuss below the breakdown of our net revenues by service line, geographic markets, client industry, major clients and pricing method.

Net Revenues by Service Line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance services, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) BPO services. The following table presents our net revenues by service line for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
IT Services	$134.9	68.5%	$195.1	68.9%	$240.8	63.1%
Consulting & Solutions	54.3	27.6	76.1	26.8	127.2	33.4
BPO Services	7.8	3.9	12.2	4.3	13.1	3.5

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

IT Services. Historically, IT Services has represented the substantial majority of our net revenues. Our net revenues from IT Services increased significantly in absolute terms as a result of our strengthened ability to increase the number and scope of our engagements with our major IT Services clients and the strong demand for outsourced technology services. The following table sets forth our net revenues by the major components of our IT Services for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$61.8	45.8%	$97.4	49.9%	$127.1	52.8%
R&D Services	66.8	49.5	85.7	43.9	102.7	42.6
Infrastructure and Software Services	6.3	4.7	12.0	6.2	11.0	4.6

Total IT Services net revenues	$134.9	100.0%	$195.1	100.0%	$240.8	100.0%

Key drivers for growth in particular IT Services components include:

•	Greater China clients’ increasing adoption of technology outsourcing and desire to engage with China-based companies as their providers;

•

Global clients’ increasing their focus on China as a long-term growth market for their own products and services and increasing acceptance of China as a primary or complementary location for delivery of IT services;

•	a growing willingness by independent software vendors and hardware original equipment manufacturers, or OEMs, to outsource product development;

•	a growing willingness of our existing clients to engage us to provide additional services which they may not have purchased from us or others previously; and

•

strategic alliances and business acquisitions, such as our acquisition in March 2009 of the IT services business of Shenzhen Star Ronghe Science and Technology Co., Ltd., or Shenzhen Star, enhancing our client relationship with Huawei and significantly increasing the growth of our R&D service line.

Consulting & Solutions. We have provided Consulting & Solutions services since our inception. Our industry expertise and technical know-how in targeted industry verticals have enabled us to grow our Consulting & Solutions revenues by delivering solutions designed to improve a client’s technology functionality, business performance and overall competitiveness. In 2011 and 2012, we won an increasing number of Smart City Consulting & Solutions service projects in Chinese domestic public sector in various Tier Two and Tier Three cities in China and we expect that these types of Consulting & Solutions businesses will continue to be one of our growth drivers in the future. Our Consulting & Solutions engagements are often strategic in nature and involve frequent contact with c-level executives. Consulting & Solutions engagements also help us identify and secure additional opportunities to offer clients complementary IT Services. Key investments in this service line include development of industry-specific solutions and strategic hires and acquisitions to obtain critical domain expertise.

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

Net Revenues by Geographic Markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others), which accounted for 55.9% and 44.1% of our net revenues in 2010, 58.4% and 41.6% of our net revenues in 2011, and 64.0% and 36.0% of our net revenues in 2012, respectively. We record our net revenues based on the headquarters of our clients, irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. The following table sets forth our net revenues by geographic market for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$110.1	55.9%	$165.5	58.4%	$244.0	64.0%
Global:
United States	53.6	27.1	71.4	25.2	86.4	22.7
Europe	12.7	6.5	21.4	7.5	25.0	6.6
Japan	20.4	10.4	24.3	8.6	23.3	6.1
Others	0.2	0.1	0.8	0.3	2.4	0.6

Global total	86.9	44.1	117.9	41.6	137.1	36.0

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

The table above reflects, among other things, the strength of our Greater China business during the recent economic crisis. Also, despite the significant slowing of IT spending in the United States and Europe, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions.

We expect sales to our Greater China clients to grow as they continue and increase outsourcing to third-party IT services providers to achieve the benefits associated with outsourcing, such as the ability to focus on their core businesses, leverage best-in-class systems knowledge and benefit from operational efficiencies over time. At the same time, we also expect that, sales to our Global clients will grow, although at a slower rate compared to Greater China sales, as Global clients increase their focus on China as a long-term growth market for their own products and services and continue to develop long-term relationships with China-based IT services providers as they continue to diversify the key locations to which they send outsourced work.

Net Revenues by Client Industry

To date, we have focused on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: Technology, Communications, BFSI and ETP.

The following table sets forth our net revenues by client industry for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$65.2	33.1%	$85.6	30.2%	$104.2	27.3%
Communications	75.7	38.3	108.6	38.3	138.9	36.4
BFSI	33.6	17.1	57.9	20.4	79.7	20.9
ETP	12.5	6.4	14.8	5.2	36.0	9.4
Other	10.0	5.1	16.5	5.9	22.3	6.0

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

Historically, a substantial majority of our net revenue are from clients in the technology industry and the communications industry, which includes both telecommunications operators and communications equipment vendors. Our growth in net revenues from these industries has been driven primarily by the increase in demand for outsourced technology services. Following the formation of ISST, we expect the substantial majority of our Technology and Communications business will be conducted by ISST going forward. With the long-term, large-scale and sustained business account we secured from Huawei in connection with the formation of ISST, we expect net revenue from our clients in the technology industry and the communications industry to continue to grow. In the future, we expect to focus increasingly on serving clients in a broader range of industries, including a greater focus on BFSI and ETP. With increased focus on these industries, we expect net revenue from these industries to grow significantly.

Net Revenues by Key Clients

We have grown with our clients by increasingly expanding the scope and size of our engagements, and we have grown our key client base both by our internal business development efforts and through strategic acquisitions. From 2010 to 2012, we increased the number of clients generating over $1.0 million in annual net revenues from 30 in 2010 to 45 in 2011 and 49 in 2012, and we increased the number of clients generating over $3.0 million in annual net revenues from eight in 2010 to 13 in 2011 and 17 in 2012. The following table sets forth total net revenues contributed by our top five and top ten clients for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Top five	$90.8	46.1%	$122.4	43.2%	$180.0	47.2%
Top ten	$107.0	54.3%	$153.1	54.0%	$222.0	58.2%

In 2010, 2011 and 2012, Huawei and Microsoft contributed 25% and 13%, 23% and 9% and 26% and 8% of our net revenues, respectively.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not their exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Pricing Method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our BPO services, on the basis of volume of work processed for our clients. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved, and the business outcomes our clients are looking to achieve. We derive a majority of our net revenues on a fixed-price basis, which our clients in Greater China typically prefer. The following table sets forth out net revenues by pricing method for 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$79.4	40.3%	$107.3	37.9%	$142.5	37.5%
Fixed-price basis	115.8	58.8	172.7	60.9	235.9	61.9
Volume basis (BPO)	1.8	0.9	3.4	1.2	2.7	0.6

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%
Cost of revenues
Salary and compensation expenses	96.6	49.0	139.8	49.4	197.0	51.7
Subcontracting costs	16.3	8.3	24.1	8.5	30.7	8.1
Rental expenses	3.6	1.8	5.6	2.0	8.4	2.2
Travel and transportation expenses	3.9	2.0	4.0	1.4	6.4	1.7
Depreciation and amortization expenses	1.9	0.9	4.1	1.4	5.1	1.3
Other	3.4	1.8	3.5	1.2	3.9	1.0
Total cost of revenues	125.7	63.8	181.1	63.9	251.5	66.0

Gross profit and gross margin	$71.3	36.2%	$102.3	36.1%	$129.6	34.0%

Cost of Revenues

The principal component of our cost of revenues is salaries and other compensation expenses, including share-based compensation expenses. Salary and compensation expenses for senior management who are not directly responsible for performing client services, business development personnel and other personnel involved in support functions are included in operating expenses. Our salary and compensation expenses increased by 44.7% from $96.6 million in 2010 to $139.8 million in 2011 and by 40.9% to $197.0 million in 2012.

A significant majority of our employees are located in China, where labor costs in the IT services industry are relatively low compared to more developed nations. Within China, labor costs vary across different regions, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. Early on, we recognized the cost benefits of expanding into China’s Tier Two and Tier Three cities and have increased the proportion of our employees in sales and delivery centers in cities with lower wage levels. For example, as of the date of this report, we had established 17 sales and delivery centers in Tier Two and Tier Three cities across China. As wages in China continue to increase, we may experience increases in our labor costs for all levels of our employees. We seek to maintain compensation levels in accordance with prevailing trends in our industry. Additionally, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. We expect to continue to offset our labor costs by leveraging the benefits of government subsidies, which has resulted in lower salary and compensation expenses as a percentage of revenue.

Subcontracting costs reflect purchases of certain implementation services and, to a lesser extent, hardware and software from third parties. These expenses have varied from period to period, primarily as result of our project-by-project assessment of the need for subcontracting services.

Other expenses included in cost of revenues include rental expenses, travel and transportation expenses, and depreciation and amortization expenses. As we move into our new, larger Beijing office in the second quarter of 2013, we expect our rental expenses to significantly increase, both in absolute dollar terms and as a percentage of our net revenue.

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

Operating Expenses

Our operating expenses principally consist of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth our operating expenses in 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
General and administrative expenses	$44.3	22.5%	$50.7	17.9%	$63.3	16.6%
Selling and marketing expenses	17.5	8.9	27.7	9.8	32.9	8.6
Research and development expenses	3.8	1.9	3.7	1.3	5.0	1.3

Total operating expenses	$65.6	33.3%	$82.1	29.0%	$101.2	26.5%

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

We expect our general and administrative expenses to continue to increase in absolute terms as our business expands. As we move into our new, larger Beijing office in the second quarter of 2013, we expect our rental expenses to significantly increase, both in absolute dollar terms and as a percentage of our net revenue.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our sales and marketing personnel, and also include amortization expenses, entertainment, travel and transportation, and other expenses relating to our marketing activities. Our selling and marketing expenses in 2010, 2011 and 2012 included $1.6 million, $2.2 million and $2.2 million, respectively, in amortization expenses related to the intangible assets of our acquired entities, primarily of acquired client bases. While we expect our selling and marketing expenses to increase in absolute terms as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to our research and development personnel, and also include travel and transportation, office overhead and other expenses relating to our research and development activities. Although we expend significant resources on our research and development efforts, we have done so by efficiently leveraging China’s overall cost structure and government subsidies, experience gained from prior client engagements and our continuous investment in our library of industry-specific proprietary software modules. This investment has enhanced our domain knowledge, improved our competitiveness and enabled us to identify attractive market opportunities for new and enhanced services and solutions. We have also established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi. We expect to continue to invest in research and development. We expect that our ability to effectively utilize our research and development capabilities significantly affect our results of operations in the future.

Change in Fair Value of Contingent Consideration in connection with Business Combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $5.0 million in 2011 and $1.1 million in 2012. The $5.0 million change in 2011 mainly included $3.0 million and $1.8 million related to our acquisition of Ascend and Adventier, respectively. Those two acquisition transactions contained contingent consideration arrangements based primarily on the performance of the acquired business for the periods ended September 30, 2011 and December 31, 2011, respectively. The amount of $1.1 million in 2012 mainly included $0.5 million and $0.4 million related to our acquisition of Adventier and Abovenet, respectively. The fair value of contingent consideration was reassessed at each reporting date until it was settled and the change in fair value was charged to the statement of operations.

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

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. Government subsidies are reflected in our consolidated statement of operations for 2010, 2011 and 2012 as (i) a reduction to related expenses, primarily cost of revenues, of $7.7 million, $12.3 million and $17.0 million, respectively, and (ii) other income of $3.3 million, $1.8 million and $1.1 million, respectively.

Interest Expense

Our interest expenses have arisen from our short-term bank borrowings, primarily at fixed interest rates, and, historically, accrued interest on our convertible notes. Our interest expense in 2010, 2011 and 2012 was $5.7 million, $1.4 million and $2.0 million, respectively. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. Our interest expense of $2.0 million in 2012 was incurred on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares. After the first quarter of 2011, when the conversion was completed, there has no longer been an impact on our statement of operations from (i) the change in fair value of convertible notes derivatives or (ii) accrued interest expenses on our convertible notes. The increase of interest expense from 2011 to 2012 was due to more short-term bank loans borrowed to supplement our working capital needs.

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

Income Tax Benefit (Expense)

Although we had operating income in 2010, we recorded income tax benefit of $0.3 million in 2010. We incurred income tax expense of $0.3 million and $4.4 million in 2011 and 2012, respectively. The income tax benefits in 2010 reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense. In 2012, we incurred higher income tax expenses as the tax exemptions and tax holidays for some of our operating entities in China expired by the end of 2011. Consistent with these trends in 2012, we expect to incur income expenses in the foreseeable future.

Share-Based Compensation Expenses

During 2010, 2011 and 2012, we recognized share-based compensation expenses in connection with option grants, share unit grants, restricted share grants and arrangements with respect to unvested shares. The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, general and administrative expenses, selling and marketing expenses and research and development expenses, respectively, during 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011	2012
	(dollars in thousands)
Cost of revenues	$175		$307	$509
General and administrative expenses	8,091		7,611	8,972
Selling and marketing expenses	273		1,225	1,441
Research and development expenses	7		188	198

Total share-based compensation expenses	$8,546	(1)	$9,331	$11,120

(1)	Included in the $8.5 million share-based compensation charge in 2010 is a $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

Option Grants

We adopted our 2008 Share Incentive Plan, or the 2008 Plan, in March 2008 and subsequently amended it in September 2010. We adopted our 2009 Share Incentive Plan, or the 2009 Plan, in December 2009, and subsequently amended it in April and September 2010. As of March 31, 2013, options to purchase 23,762,520 ordinary shares are outstanding under our 2008 Plan and options to purchase 40,291,582 ordinary shares are outstanding under our 2009 Plan.

We adopted our 2010 Performance Plan, or the 2010 Plan, in November 2010. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of March 31, 2013, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 14,527,878 and options to purchase 16,949,152 ordinary shares and awards with respect to 287,665 restricted shares and 10,513,844 share units are outstanding under the 2010 Plan.

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

In 2012, we granted 7,642,000 options to some employees under the 2012 Plan. In 2012, we recognized $5.4 million in related share-based compensation expense in connection with existing option grants. Based on existing option grants as of December 31, 2012, we had a total of $7.8 million unrecognized compensation expenses related to unvested options, which we expect to recognize over a weighted averaged period of 1.3 years with the graded vesting schedule using the straight-line method. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods.

On December 13, 2012, our Compensation Committee revised the exercise price for 8,910,750 outstanding employee share options granted on and after April 29, 2011 and held by individuals then employed by us. The exercise price was reduced to the greater of (i) the per-share closing price of our ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ended on December 13, 2012. There was no change to the related vesting provisions or the number of option shares. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. The remeasurement resulted in a total incremental share-based compensation of $0.9 million, of which $0.3 million was recognized in the year ended December 31, 2012 and the remaining is to be recognized ratably over the remaining vesting period of the awards.

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

•

From 2006 to 2010, we granted 1,580,764 ordinary shares, in aggregate, to certain employees in connection with the acquisition of Beijing Kebao in 2006, the acquisition of the IT services business of MDCL-Frontline (China) Ltd., or MDCL, in 2009 and the employment of certain other employees, subject to a right of return in our favor for free if the grantees terminated their employment within a period of 24-36 months. These arrangements were treated as a share-based compensation. In 2010, 2011 and 2012, we recognized $50,000, $7,000 and nil in related share-based compensation expense in connection with these arrangements.

As of December 31, 2012, the total unrecognized compensation expense relating to the nonvested shares was nil.

Share Units

In 2012, we granted 10,280,840 share units to some employees, directors and non-employees under the 2010 Plan. In 2012, we recognized $5.7 million in related share-based compensation expense in connection with these arrangements.

Based on existing unvested shares units as of December 31, 2012, we had a total of $5.7 million unrecognized compensation expenses related to unvested shares units which we expect to recognize over a weighted average period of 2.7 years using the straight-line method under the graded vesting schedule.

Restricted Shares

In 2012, we did not grant any restricted shares to our employees under the 2010 Plan.

Based on existing unvested restricted shares as of December 31, 2012, we had a total of $0.4 million unrecognized compensation expenses related to unvested restricted shares which we expect to recognize over a weighted average period of 2.3 years using the straight-line method under the graded vesting schedule.

Other share-based compensation arrangements

In April 2010, we entered into a share incentive agreement with certain key employees. Pursuant to this agreement, we issued 4,500,000 of our ordinary shares in April and June 2010, which were considered share-based compensation, and we incurred a $2.7 million charge to our consolidated statement of operations immediately for 2010.

We also agreed to issue up to 1,000,000 of our ordinary shares to these key employees based on their performance in 2010. We recognized a $0.6 million compensation expense for 2010 for this share-based compensation arrangement.

Amortization of Intangible Assets

The following table sets forth the amortization of intangible assets (comprised of client base, contract backlog, software copyright and non-compete arrangements) recognized as part of our cost of revenues and selling and marketing expenses for 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$385	$1,213	$1,280
Selling and marketing expenses	1,580	2,219	2,168

Total intangible amortization expenses	$1,965	$3,432	$3,448

We expect to recognize amortization expenses of $2.8 million, $1.5 million, $0.9 million, $0.5 million, $0.2 million and $30,000 for the years ending December 31, 2013, 2014, 2015, 2016, 2017 and 2018, respectively. These amortization expenses are primarily a result of amortization of intangible assets related to historical acquisitions.

Taxes and Industry Incentive Policies

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

United States; Canada; Japan; Taiwan; Germany; United Kingdom; Korea, Hong Kong

Our U.S. subsidiaries, iSoftStone Inc. and iSoftStone LLC, are subject to U.S. federal income taxes at graduated tax rates from 15% to 35%.

Our Canadian Subsidiary, iSoftStone Technology Corporation, is subject to Canadian income taxes at gradual tax rates at 26.5%.

Our Japanese subsidiary, iSoftStone Japan, is subject to Japanese income taxes of 42%.

iSoftStone Hong Kong Limited, Taiwan Branch is subject to Taiwan income taxes of 17%.

Our German subsidiary, iSoftStone UG, is subject to German income taxes of 15%.

Our United Kingdom subsidiary, iSoftStone Limited, is subject to United Kingdom income taxes at gradual tax rates from 20% to 26% since its inception in 2011.

Our Korean subsidiary, iSoftStone Korea Inc., is subject to Korean income taxes at 10%, 13%, and 13% for the years ended December 31, 2010, 2011 and 2012, respectively.

Our Hong Kong subsidiary, iSoftStone Hong Kong Limited, is subject to Hong Kong income taxes of 16.5%.

China

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. iSoftStone WFOE, as a new technology enterprise, was granted a six-year tax holiday commencing from 2006, which entitles it to a three-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The Enterprise Income Tax Law and its implementation regulations also permit qualified “high-tech enterprises” to enjoy a reduced 15% enterprise income tax rate. iSoftStone WFOE and Shanghai Kangshi obtained the qualification certificates of high-tech enterprise status in 2008 with a valid period of three years from 2008 to 2010, and therefore they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE and Shanghai Kangshi renewed their respective qualification certificate of high-tech enterprises in 2011. The local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011 and 15% for the year 2012, respectively. Shanghai Kangshi as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 to 2012. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.”

Under the Enterprise Income Tax Law and its implementation regulations, a newly established software enterprise is entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. iSoftStone Information System Service Co., Ltd. has been recognized as a newly established software enterprise and was entitled to an enterprise income tax exemption for 2008 and 2009, and a 50% enterprise income tax rate reduction for 2010, 2011 and 2012, based on the statutory enterprise income tax rate of 25%, if it can maintain its qualification as a software enterprise. In addition, iSoftStone Information System Service Co., Ltd. was recognized as a key software enterprise in 2010 and was entitled to a reduced income tax rate of 10% for 2010 according to a Notice regarding Several Preferential Policies for Enterprise Income Tax promulgated by the Ministry of Finance and the State Administration of Taxation on February 22, 2008. In addition, iSoftStone Information System Service Co., Ltd. was recognized as a key software enterprise in 2010 and 2011 and was entitled to a reduced income tax rate of 10% for 2010 and 2011 according to a Notice regarding Several Preferential Policies for Enterprise Income Tax promulgated by the Ministry of Finance and the State Administration of Taxation on February 22, 2008. Since the key software enterprise status is granted on an annual basis by the relevant government authority in China, iSoftStone Information System Service Co., Ltd. has not obtained the approval of key software enterprise status for 2012 yet and therefore a tax rate of 12.5% was used in our provisional enterprise income tax filings in 2012. Similarly, iSoftStone Information Technology Co., Ltd., which qualified as a software enterprise, is entitled to an enterprise income tax exemption for 2010 and 2011, and a 50% enterprise income tax rate reduction for 2012, 2013 and 2014, based on the statutory enterprise income tax rate of 25%. In addition, iSoftStone Information Technology Co., Ltd. has applied for key software enterprise status for 2011 and 2012 but has not received the formal written approval yet. Therefore, a tax rate of 12.5% was used in our provisional enterprise income tax filings in 2012. In addition, iSoftStone Guangzhou qualified as a software enterprise and enjoyed a two-year tax exemption from 2012 to 2013, and will subject to a reduced tax rate of 12.5% for the period from 2014 to 2016. Our several other subsidiaries in China are also qualified as newly established software enterprises, and therefore will be entitled to the two-year tax exemption followed by three-year 50% tax rate reduction from its first profit-making year respectively.

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage development of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, rebates and business tax exemptions in addition to the preferential enterprise income tax treatments as described above. For some of our software solutions, we are entitled to receive a 14% VAT rebate on the total VAT payable at the rate of 17% if we have registered the copyright for these solutions in China and have met certain government authorities’ requirements. We record the VAT rebate as revenue when we pay the relevant VAT and properly file the rebate application to tax authority when the related rebates become receivables. In addition, we were exempted from business taxes for revenues generated from technology development, transfer and related consulting services.

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

In November 2011, the Ministry of Finance and the State Administrations of Taxation jointly issued circulars No. 110 and No. 111 regarding the pilot collection of VAT in lieu of business tax in certain industries in Shanghai. In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued Circular on Launching the Pilot Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Areas of Modern Services Industries in Eight Provinces and Municipalities Including Beijing, or Circular 71. Such VAT pilot program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September 2012 and December 2012. Therefore, effective from January 1, 2012, Shanghai Kangshi Information System Co., Ltd. became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. From September 1, 2012, iSoftStone WFOE became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. Effective from October 1, 2012, November 1, 2012 and December 1, 2012, respectively, iSoftStone Information System Service Co., Ltd., Guangzhou iSoftStone Information Technology Co., Ltd and Shanghai iSoftStone Industrial Co., Ltd., also became subject to the VAT at the rate of 6% on certain service revenues which were previously subject to business tax. VAT exemptions are generally available if the revenue from certain services can be eligible for business tax exemption prior to enforcement of the VAT pilot program.

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

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2012 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

We have never declared or paid any dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

	Year Ended December 31,
	2010		2011		2012
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in thousands, except percentages)
Net revenues:	$196,975	100.0%	$283,417	100.0%	$381,144	100.0%
IT Services	134,872	68.5	195,142	68.9	240,753	63.1
Consulting & Solutions	54,327	27.6	76,039	26.8	127,227	33.4
Business Process Outsourcing Services	7,776	3.9	12,236	4.3	13,164	3.5
Cost of revenues (1)(2)(3)	(125,689)	(63.8)	(181,121)	(63.9)	(251,540)	(66.0)

Gross profit	71,286	36.2	102,296	36.1	129,604	34.0
Operating expenses:
General and administrative expenses (1)(3)	(44,277)	(22.5)	(50,768)	(17.9)	(63,279)	(16.6)
Selling and marketing expenses (1)(2)(3)	(17,468)	(8.9)	(27,685)	(9.8)	(32,855)	(8.6)
Research and development expenses (1) (3)	(3,852)	(1.9)	(3,684)	(1.3)	(4,951)	(1.3)
Total operating expenses (1)(2)	(65,597)	(33.3)	(82,137)	(29.0)	(101,085)	(26.5)
Change in fair value of contingent consideration in connection with business combination	28	—	(4,969)	(1.8)	(1,118)	(0.3)
Other income (expense), net	262	0.1	324	0.1	(231)	(0.1)
Government subsidies	3,269	1.7	1,840	0.6	1,110	0.3
Gain on sale of equity of a subsidiary	1,079	0.5	—	—	—	—

Income from operations	10,327	5.2	17,354	6.1	28,280	7.4
Interest income	180	0.1	1,118	0.4	775	0.2
Interest expense	(5,742)	(2.9)	(1,424)	(0.5)	(1,966)	(0.5)
Change in fair value of convertible notes derivatives	(8,428)	(4.3)	2,832	1.0	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(3,663)	(1.9)	19,880	7.0	27,089	7.1
Income taxes benefit (expenses)	288	0.1	(319)	(0.1)	(4,370)	(1.1)
Loss in equity method investments, net of income taxes	(245)	—	(565)	(0.2)	(637)	(0.2)

Net (loss) income	$(3,620)	(1.8)%	$18,996	6.7%	$22,082	5.8%

(1)	Includes share-based compensation charges totaling $8.5 million, $9.3 million and $11.1 million in 2010, 2011 and 2012, respectively, allocated as follows:

	For the year ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$175	$307	$509
Operating expenses:
General and administrative expenses	8,091	7,611	8,972
Selling and marketing expenses	273	1,225	1,441
Research and development expenses	7	188	198

Total share-based compensation expenses	$8,546	$9,331	$11,120

(2)	Includes amortization of intangible assets from acquisition totaling $1.9 million, $3.2 million and $2.8 million in 2010, 2011 and 2012, respectively, allocated as follows:

	For the year ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$274	$985	$673
Operating expenses:
Selling and marketing expenses	1,580	2,217	2,126

Total amortization of intangible assets expenses	$1,854	$3,202	$2,799

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling $7.7 million, $12.3 million and $17.0 million in 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$6,133	$9,277	$13,845
Selling and marketing expense	364	769	350
General and administrative expense	1,205	1,775	366
Research and development expenses	—	510	2,476

	$7,702	$12,331	$17,037

Comparison of 2010, 2011 and 2012

Net Revenues

In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues increased from $197.0 million in 2010 to $283.4 million in 2011 and $381.1 million in 2012, or 43.9% and 34.5% growth, respectively. The increase primarily reflects organic growth driven by, among other things, growth in the China IT services market and domestic demand for outsourced technology services and consulting, despite the effects from recent financial crisis, complemented by strategic acquisitions to acquire service capabilities, skilled personnel and access to potential key clients. Of the $283.4 million and $381.1 million in total net revenues for 2011 and 2012, 99.5% and 99.1% were organic, with acquisitions completed within the 12-month period preceding December 31, 2011 and 2012, contributing the remaining 0.5% and 0.9% of the total net revenues. Significant acquisitions in the 12-month period preceding December 31, 2011 included our acquisition of iHealthStone and Adventier; and in the 12-month period preceding December 31, 2012 included our acquisition of Jiangchen and Abovenet. Our significant growth and several acquisitions in recent years make period-to-period comparison of our historical operating results less comparable.

Net Revenues by Service Line

IT Services. Our net revenues from IT Services increased significantly from $134.9 million in 2010 to $195.1 million in 2011 and $240.8 million in 2012, or 44.7% and 23.4% growth, respectively, primarily as a result of:

•

the growth of our ADM services net revenues, which increased from $61.8 million in 2010 to $97.4 million in 2011 and $127.1 million in 2012, or 57.6% and 30.4% growth, respectively, primarily as a result of our organic growth with both Greater China and Global clients, such as Huawei, Lenovo, Bank of China and Microsoft; and

•

the growth of our R&D services net revenues, which increased from $66.8 million in 2010 to $85.7 million in 2011 and $102.7 million in 2012, or 28.2% and 19.9% growth, respectively, primarily as a result of the expansion of our relationship with Greater China clients such as Huawei as well as diversification of our Global client base, such as AT&T, Sharp and Sony.

Consulting & Solutions. Our net revenues from Consulting & Solutions increased significantly from $54.3 million in 2010 to $76.1 million in 2011 and $127.2 million in 2012, or 40.0% and 67.3% growth, respectively, reflecting primarily organic growth of our business with AT&T, Microsoft and Lenovo, increase in revenues from business intelligence projects for Bank of China and Fidelity, as well as public sector Smart City Consulting & Solution projects wins in various Tier Two and Tier Three cities in China.

BPO Services. Our net revenues from BPO services increased from $7.8 million in 2010 to $12.2 million in 2011 and $13.1 million in 2012, or 57.4% and 7.6% growth, respectively, primarily as a result of organic growth with our long-term clients in the banking and insurance industries. Our slower growth of net revenues from BPO services from 2011 to 2012 was primarily due to the fact that certain projects with China Life were completed by 2011.

Net Revenues by Geographic Markets.

Our net revenues from Greater China clients increased significantly from $110.1 million in 2010 to $165.5 million in 2011 and $244.0 million in 2012, or 50.4% and 47.4% growth, respectively, reflecting the continued growth and strength of our business in China. Net revenues in Greater China continued to grow more than the net revenues in the Global market which was experiencing weaker macro-economic conditions than in Greater China. Our net revenues from Global clients increased from $86.9 million in 2010 to $117.9 million in 2011 and $137.1 million in 2012, or 35.7% and 16.4% growth, respectively, reflecting primarily our organic growth. Despite the significant slowing of IT spending in the United States and Europe, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions. From 2010 to 2011, our revenues from Europe grew faster than our other geographic markets as a result of a deeper penetration into European markets. In 2011, our net revenues from Japan grew slower than our other geographic markets caused by the March 2011 earthquake and tsunami in Japan. In 2012, our net revenues from Japan decreased by 4.2% due to reduced demand from Japan clients, potentially impacted by the Sino-Japan geopolitical standoff.

Net Revenues by Client Industry.

Our net revenues from technology clients increased significantly from $65.2 million in 2010 to $85.6 million in 2011 and $104.2 million in 2012, or 31.3% and 21.8% growth, respectively, primarily as a result of the growth of Microsoft, Lenovo and NCR Japan, among others, as key clients. Our net revenues from communications clients increased significantly from $75.7 million in 2010 to $108.6 million in 2011 and $138.9 million in 2012, or 43.5% and 27.8% growth, respectively, primarily as a result of the growth of Huawei and AT&T, among others, as key clients. Our slower growth of net revenues from communications clients from 2011 to 2012 was primarily due to slower growth from AT&T in 2012. Our net revenues from BFSI clients increased significantly from $33.6 million in 2010 to $57.9 million in 2011 and $79.7 million in 2012, or 72.4% and 37.5% growth, respectively, primarily as a result of the growth of UBS, Bank of China, China Everbright Bank, Agricultural Bank of China and Fidelity, among others, as key clients, and our deeper penetration into BFSI industry clients. Our slower growth of net revenues from BFSI clients from 2011 to 2012 was primarily due to reduced demands from HSBC in 2012. Our net revenues from ETP clients increased from $12.5 million in 2010 to $14.8 million in 2011 and $36.0 million in 2012, or 18.4% and 142.7% growth, respectively, primarily as a result of the growth of China’s State Grid as well as other public sector clients, and the positive results from our launch of Smart City projects—an area where we made significant breakthroughs in 2011 and 2012. Our net revenues from clients in other industries increased significantly from $10.0 million in 2010 to $16.5 million in 2011 and $22.3 million in 2012, or 64.8% and 36.1% growth, respectively, primarily as a result of our organic growth and diversification of our client base to several other industries.

Net Revenues by Key Clients.

We have grown with our clients by increasingly expanding the scope and size of our engagements. We have also grown our key client base. From 2010 to 2012, we increased the number of clients generating over $1.0 million in annual net revenues from 30 in 2010 to 45 in 2011 and 49 in 2012, and we increased the number of clients generating over $3.0 million in annual net revenues from eight in 2010 to 13 in 2011 and 17 in 2012. In 2010, 2011 and 2012, Huawei and Microsoft contributed 25% and 13%, 23% and 9% and 26% and 8% of our net revenues, respectively.

Cost of Revenues

Our cost of revenues increased from $125.7 million in 2010 to $181.1 million in 2011 and $251.5 million in 2012, or 44.1% and 38.9% growth, respectively, primarily as a result of increased headcount and subcontracting costs, expanded office facilities and more travel to enable and match the growth of our business. Our total number of employees grew from 9,285 employees as of December 31, 2010 to 12,510 employees as of December 31, 2011 and 14,512 employees as of December 31, 2012. Our cost of revenues as a percentage of net revenues over the past three years increased from 63.8% in 2010 to 63.9% in 2011 and then to 66.0% in 2012, primarily due to (a) annual salary increases for delivery personnel in 2011 and 2012, (b) more higher-end delivery employees hired starting from the fourth quarter of 2011, and (c) expanded office facilities in several delivery centers, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements. The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%
Cost of revenues
Salary and compensation expenses	96.6	49.0	139.8	49.4	197.0	51.7
Subcontracting costs	16.3	8.3	24.1	8.5	30.7	8.1
Rental expenses	3.6	1.8	5.6	2.0	8.4	2.2
Travel and transportation expenses	3.9	2.0	4.0	1.4	6.4	1.7
Depreciation and amortization expenses	1.9	0.9	4.1	1.4	5.1	1.3
Other	3.4	1.8	3.5	1.2	3.9	1.0
Total cost of revenues	125.7	63.8	181.1	63.9	251.5	66.0

Gross profit and gross margin	$71.3	36.2%	$102.3	36.1%	$129.6	34.0%

In 2010, 2011 and 2012, salary and compensation expenses were $96.6 million, $139.8 million and $197.0 million, representing, 49.0%, 49.4% and 51.7% of our total net revenues, respectively. The period-over-period increase in salary and compensation expenses as a percentage of revenue in 2010, 2011 and 2012 resulted primarily from headcount and wage increases from 2010 to 2012, the offsetting impact of government subsidies and mix of services offered.

Subcontracting costs increased from $16.3 million in 2010 to $24.1 million in 2011 and $30.7 million in 2012, representing 8.3%, 8.5% and 8.1% of our net revenues, respectively. The period-over-period fluctuation in subcontracting costs as a percentage of net revenues is primarily due to different needs for purchases of implementation services and, to a lesser extent, hardware and software from third parties based on our project-by-project assessment.

Rental expenses increased from $3.6 million in 2010 to $5.6 million in 2011 and $8.4 million in 2012, representing 1.8%, 2.0% and 2.2% of our net revenues, respectively. The period-over-period increase in rental expenses is primarily due to increase in rental fees per square meter at certain of our offices such as Beijing, expansion of office space in Wuhan to accommodate the ISST business and growth in the number of our service delivery facilities, in particular to the expansion of our footprint in Chengdu, Yancheng and Zhenjiang in 2011 and in Foshan, Jinan, Liaoyuan, Suzhou and Shijiazhuang in 2012.

Travel and transportation expenses increased from $3.9 million in 2010 to $4.0 million in 2011 and $6.4 million in 2012, representing 2.0%, 1.4% and 1.7% of our net revenues, respectively. As we continue to control our cost, especially after our initial public offering in December 2010, the period-over-period increase in travel and transportation expenses is generally to support the growth of our business in broadening our geographic reach.

Depreciation and amortization expenses increased from $1.9 million in 2010 to $4.1 million in 2011 and $5.1 million in 2012, representing 0.9%, 1.4% and 1.3% of our net revenues, respectively. The period-over-period increase in depreciation and amortization expenses is primarily due to an increase in depreciation of property and equipment primarily including computers and software and office equipment.

Gross Profit and Gross Margin

Our gross profit increased from $71.3 million in 2010 to $102.3 million in 2011 and $129.6 million in 2012, or 43.5% and 26.7% growth, respectively. Overall gross margin was 36.2% in 2010, remained stable at 36.1% in 2011 and then decreased to 34.0% in 2012, primarily due to (a) annual salary increases for delivery personnel in 2011 and 2012, (b) more higher-end delivery employees hired starting from the fourth quarter of 2011, and (c) expanded office facilities in several delivery centers, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements.

Operating Expenses

Our total operating expenses increased from $65.6 million in 2010 to $82.1 million in 2011 and $101.1 million in 2012, or 25.2% and 23.1% growth, respectively. Our operating expenses as a percentage of net revenues over the past three years decreased from 33.3% in 2010 to 29.0% in 2011 and 26.5% in 2012. Our operating expenses for 2010, 2011 and 2012 include share-based compensation expenses of $8.4 million, $9.0 million and $10.6 million and amortization of intangible assets expenses of $1.6 million, $2.2 million and $2.1 million, respectively. Excluding share-based compensation and amortization of intangible assets from acquisitions, our operating expenses were 28.3%, 25.0% and 23.7% of net revenues in 2010, 2011 and 2012, respectively. The decrease of operating expenses as a percentage of net revenues from 2010 to 2012 reflected our scale efficiencies realized.

General and Administrative Expenses

Our general and administrative expenses increased from $44.3 million in 2010 to $50.7 million in 2011 and $63.3 million in 2012. Increases in salary and compensation expenses for general and administrative personnel were the largest component of these increases, increasing from $25.1 million in 2010 to $26.6 million in 2011 and $37.5 million in 2012. This increase in salary and compensation expenses reflects the continued build-up of our corporate infrastructure, general wage increases, and our continued investment in our senior and middle management teams. In addition, our general and administrative expenses increased as a result of our establishment of regional management functions to better support our front line operations since 2010. Our salary and compensation expenses include $8.1 million, $7.6 million and $9.0 million of share-based compensation charges in 2010, 2011 and 2012, respectively. Included in the $8.1 million share-based compensation charge in 2010 is a one-time $2.7 million charge related to the issuance of 4.5 million ordinary shares in April and June 2010 to certain key employees.

In addition, rental expenses increased from $4.2 million in 2010 to $5.6 million in 2011 and $6.5 million in 2012, primarily due to increases in rental fees at certain offices, rents of new offices as we extended our operational footprint in China in 2011 and 2012 and relocation of one of our US offices in 2011. We also had a bad debt provision charge in the amount of $2.5 million, $2.4 million and $0.2 million in 2010, 2011 and 2012, respectively, as a result of periodic assessment of the credit risk of specific clients.

As a result of the foregoing, our general and administrative expenses as a percentage of net revenues decreased from 22.5% in 2010 to 17.9% in 2011 and to 16.6% in 2012.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $17.5 million in 2010 to $27.7 million in 2011 and $32.9 million in 2012. This increase is primarily due to increased salary and compensation expenses for sales and marketing personnel, primarily our investment in growing our sales operations in Japan, the United States and in multiple locations in China and related headcount growth. The salary and compensation expenses increased from $11.4 million in 2010 to $17.2 million in 2011 and $19.1 million in 2012. Our selling and marketing expenses include amortization of intangible assets acquired in acquisitions of $1.6 million in 2010, $2.2 million in 2011 and $2.1 million in 2012. Selling and marketing expenses as a percentage of our net revenues varied from 8.9% in 2010 to 9.8% in 2011 and 8.6% in 2012.

Research and Development Expenses

Our research and development expenses slightly decreased from $3.9 million in 2010 to $3.7 million in 2011 and then increased to $5.0 million in 2012. The slight decrease from 2010 to 2011 was primarily due to government subsidiaries of $0.5 million as reduction of research and development expenses and completion of certain research and development activities, such as the multi-media terminal solution based on Android. The increase from 2011 to 2012 was primarily due to the fact that we launched several research projects related to cloud computing and mobile internet application in 2012. As a result, research and development expenses as a percentage of our net revenues decreased from 1.9% in 2010 to 1.3% in 2011 and remained at 1.3% in 2012.

Change in fair value of contingent consideration in connection with business combination

The total amount of change in fair value of contingent consideration in connection with business combination was a favorable change in fair value of $28,000 in 2010, an unfavorable change in fair value of $5.0 million in 2011 and an unfavorable change in fair value of $1.1 million in 2012. The amount of $5.0 million in 2011 was principally comprised of $3.0 million and $1.8 million related to our acquisitions of Ascend and Adventier, respectively, as the performance exceeded estimated targets. The amount of $1.1 million in 2012 was principally comprised of $0.5 million and $0.4 million related to our acquisition of Adventier and Abovenet, respectively.

Government Subsidies

We recognized government subsidies as other income of $3.3 million in 2010, $1.8 million in 2011 and $1.1 million in 2012, primarily due to incentives from local government authorities to, among other things, encourage exportation of our services and the development of our industry in general and attract us to open offices in local areas. We also recognized government subsidies as a reduction to the related expenses, primarily to cost of revenues, of $7.7 million, $12.3 million and $17.0 million, in 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$6,133	$9,277	$13,845
Selling and marketing expense	364	769	350
General and administrative expense	1,205	1,775	366
Research and development expenses	—	510	2,476

	$7,702	$12,331	$17,037

In aggregate, government subsidies reflected in our consolidated statement of operations totaled $11.0 million, $14.2 million and $18.1 million, respectively, in 2010, 2011 and 2012.

Interest Expense

Our interest expense in 2010, 2011 and 2012 was $5.7 million, $1.4 million and $2.0 million, respectively. Our interest expense in 2010 included imputed interest of $4.4 million accrued for our $38.0 million principal amount of convertible notes and $1.3 million of interest on short-term bank borrowings. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. Our interest expense of $2.0 million in 2012 was incurred on short-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares.

Income Tax Benefit (Expense)

Although we had operating income in 2010, we recorded income tax benefit of $0.3 million in 2010. We incurred income tax expense of $0.3 million and $4.4 million in 2011 and 2012, respectively. The income tax benefits in 2010 reflect the fact that: (i) our major profitable entities in China, where our operations are primarily based, either benefited from reduced income tax rates or were otherwise not subject to income tax in the periods reported, and (ii) the income tax expenses of the profitable entities were offset by the tax credits of other loss making entities, which deferred tax assets benefit has been recognized. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense. In 2012, we recorded higher income tax expenses as the tax exemptions and tax holidays for some of our operating entities in China expired by the end of 2011.

Net Income (Loss)

As a result of the foregoing, we realized a net loss of $3.6 million in 2010, a net income of $19.0 million in 2011 and a net income of $22.1 million in 2012. Our non-GAAP net income for 2010, 2011 and 2012, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in fair value of the convertible notes derivatives from our U.S. GAAP net income (loss), was $19.6 million, $34.3 million and $37.1 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

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

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition before our shares became publicly traded.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek for assistance from independent valuation services providers in determining the fair value of the identifiable intangible net assets of the acquired business.

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

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in our stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment changes. It is possible that future reviews will result in future write-downs of goodwill.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement in 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following the two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We recognized no impairment loss on goodwill in 2010, 2011 and 2012.

The following table sets forth the estimated fair values, carrying values of and goodwill allocated to our reporting units as of December 31, 2012:

Reporting Unit	China	Japan	US and Canada
	(dollars in thousands, except percentages)
Estimated fair value	$328,624	$4,034	$30,264
Carrying value	$290,316	$3,015	$19,105
Percentage by which the fair value exceed the carrying value	13%	34%	58%
The amount of goodwill allocated to the reporting unit	$11,417	$206	$15,360

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

Time-and-Expense Basis Contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Our time-and-material contractual billing terms call for collection within an agreed contractual period. Under our time-and-expense contracts, clients are charged for actual service hours incurred at negotiated pre-agreed hourly billing rates, with revenues recognized as services are rendered. As part of our revenue recognition process for each period, we separately record, on an hourly basis, and verify with our clients, in a timely manner, the actual service hours rendered for each client during the period, with pre-agreed hourly billing rates clearly stated in each client’s service contract. Consequently, for revenue recognition purposes, services fees earned from time-and-expense projects in each period are fixed and determinable and generally collected in approximately one year.

As described in the discussion below of our year-end unbilled accounts receivable balances, in certain instances unbeknownst to us when executing the contract and prior to agreed billing dates, certain customers, who are dominant within the Chinese marketplace, have requested that we change the client’s bill schedule resulting in a longer aging of unbilled receivables. Despite these changes, the amounts actually billed and actually collected under the related contracts were not materially affected.

Fixed-Price Basis Contracts

Revenues from fixed-price basis contracts require us to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. We recognize cost of revenues for labor and other costs on actual basis with no deferral of project costs. We believe we can reasonably estimate the service hours expected to be incurred on each project and there are no retention provisions based on our historic experience. To date, we have not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Volume Basis Contracts

For volume basis contracts, we recognize service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process.

The following table sets forth our net revenues by pricing method for the periods presented:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$79.4	40.3%	$107.3	37.9%	$142.5	37.5%
Fixed-price basis	115.8	58.8	172.7	60.9	235.9	61.9
Volume basis (BPO)	1.8	0.9	3.4	1.2	2.7	0.6

Total net revenues	$197.0	100.0%	$283.4	100.0%	$381.1	100.0%

Accounts Receivable

As of December 31, 2010, 2011 and 2012, our total billed and unbilled accounts receivable totaled $101.9 million, $152.7 million and $202.2 million, respectively, net of allowances for doubtful accounts. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2010, 2011 and 2012, the provision made for doubtful accounts was $2.3 million, $4.2 million and $1.7 million, respectively. Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions. We are focused on improving our cash collection procedures.

Our accounts receivable balances have been significantly affected by the relatively high concentration of our client base. In 2010, 2011 and 2012, our five largest clients accounted for 46.1%, 43.2% and 47.2%, respectively, of our net revenues, and our largest client accounted for 26.0%, 29.6% and 29.5% of our net accounts receivable as of December 31, 2010, 2011 and 2012, respectively.

Billed Accounts Receivable

Our billed receivables represent the amounts billed based on agreed-upon project milestones or payment schedules that remain outstanding, and correspond to the period between billing and collection. As of December 31, 2010, 2011 and 2012, our billed accounts receivable, net of allowance for doubtful accounts, totaled $26.3 million, $50.6 million and $50.7 million, respectively. As of December 31, 2012, a substantial portion of our billed receivables outstanding as of December 31, 2010 and 2011, in each case net of allowance for doubtful accounts, had been collected. Furthermore, as of December 31, 2010, 2011 and 2012, billed receivables which have been outstanding for more than one year totaled $1.3 million, $1.6 million and $5.4 million, respectively, representing 4.9%, 3.1% and 10.6% of our total billed accounts receivable, respectively. As of the date of this annual report, we do not note indicators of default in payment relating to these billed accounts receivable, even though their agings are more than one year and in a few cases, two years. The amount of the billed receivables aging more than two years is not material.

The following table sets forth the aging schedule of our billed receivables, net of allowance for doubtful accounts, as of the dates indicated:

	As of December 31,
	2010		2011		2012
	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(dollars in thousands, except for percentages)
Within 90 days	$22,178	84.3%	$42,102	83.1%	$32,440	64.0%
91 days-one year	2,853	10.8	6,980	13.8	12,876	25.4
> one year	1,293	4.9	1,552	3.1	5,365	10.6

Total	$26,324	100.0%	$50,634	100.0%	$50,681	100.0%

There were $10.9 million of our billed receivables pledged by us for borrowing short term bank loans as of December 31, 2012.

We currently expect that, among the total billed receivable balances of $50.7 million as of December 31, 2012, approximately 95% will be collected in 2013 and the remaining 5% will be collected in 2014 or onwards, based on our analysis of the payment term and the implementation status of each individual client project. However, since the payment behaviors of the clients are difficult to predict, the actual amount of cash collection in each year may be different from our estimates.

Unbilled Accounts Receivable

Our unbilled receivables represent the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period generally arises from: (i) with respect to our time-and-expense contracts, the long, multi-year nature of the related projects and unanticipated requests from time to time to delay billing by some of our clients; and (ii) with respect to our fixed-price contracts, the period between revenue recognition and the time when our billing milestones are reached. This period may vary significantly based on the number of progress billings and the amount of each billing agreed upon. As of December 31, 2010, 2011 and 2012, our net unbilled receivables, totaled $75.6 million, $102.0 million and $151.5 million, respectively. The increase of our year-end unbilled receivable balances is consistent with our overall net revenue growth.

As of December 31, 2012, a substantial portion of our unbilled receivables outstanding as of December 31, 2010 and 2011 were subsequently billed. Furthermore, as of December 31, 2010, 2011 and 2012, unbilled receivables which remain unbilled for more than one year totaled $12.5 million, $18.8 million and $19.2 million, respectively, representing 16.5%, 18.4% and 12.7% of our total unbilled accounts receivable, respectively. As of the date of this annual report, we do not note indicators that will prevent our unbilled amount from subsequently becoming billable regardless of the agings. If any triggering events happening in the future make us believe any amount turn to be uncollectible, we will write off the uncollectible balances and deduct revenue accordingly.

We currently expect that, among the total unbilled receivable balances of $151.5 million as of December 31, 2012, approximately 82% will be collected in 2013 and the remaining 18% will be collected in 2014 or onwards, based on our analysis of the payment term and the implementation status of each individual client project. However, since the payment behaviors of the clients are difficult to predict, the actual amount of cash collection in each year may be different from our estimates.

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

The following table sets forth the fair value of our ordinary share estimated at different times:

Date	Class of shares	Fair value	Purpose of valuation	DLOM	Discount rate
November 18, 2005	Ordinary shares	$0.09	Issuance of series A preference shares and warrant	26%	33%
November 28, 2006	Ordinary shares	$0.12	Grant of nonvested shares	*	*
December 15, 2006	Ordinary shares	$0.12	Share option grant	18%	32%
December 25, 2006	Ordinary shares	$0.12	Grant of nonvested shares	*	*
March 16, 2007	Ordinary shares	$0.13	Issuance of series B preference shares and warrant	17%	32%
March 28, 2007	Ordinary shares	$0.13	Grant of nonvested shares	*	*
April 1, 2007	Ordinary shares	$0.13	Share option grant	*	*
July 2, 2007	Ordinary shares	$0.15	Grant of nonvested shares	*	*
December 31, 2007	Ordinary shares	$0.19	Issuance for acquisition of Shanghai Jiefeng Computer Science Co., Ltd., or Shanghai Jiefeng and series B warrant remeasurement	16%	29%
February 22, 2008	Ordinary shares	$0.21	Issuance for acquisition of Akona and series B warrant remeasurement	*	*
April 1, 2008	Ordinary shares	$0.22	Share option grant	16%	29%
December 20, 2008	Ordinary shares	$0.30	Share option grant	16%	27%
June 6, 2009	Ordinary shares	$0.44	Grant of nonvested shares	*	*
August 31, 2009	Ordinary shares	$0.46	Share option grant	16%	22.5%
October 12, 2009	Ordinary shares	$0.48	Issuance for settlement of contingent consideration for acquisition of Akona	*	*
December 23, 2009	Ordinary shares	$0.48	Issuance of convertible note, Issuance for acquisition of iSoftStone Resource Ltd. and share option grant	16%	22.5%
April 18, 2010	Ordinary shares	$0.54	Issuance of common shares	14%	19%
June 30, 2010	Ordinary shares	$0.64	Issuance of common shares and computation of intrinsic value of employee share option	13%	17.5%
August 1, 2010	Ordinary shares	$0.65	Share option grant	10%	17.5%
September 15, 2010	Ordinary shares	$1.13	Share option grant	* *	* *

*	Fair value determined by us by reference to a recent valuation performed by American Appraisal China Limited.
**	Fair value determined by us based on a then estimation of our initial public offering price.

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

•

Discount for lack of marketability, or DLOM. AA quantified DLOM using the Black-Scholes option-pricing model. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity events, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 18% (as at December 31, 2006) and 10% (as at August 1, 2010) were used in our valuations. The lower the DLOM used for valuation purposes, the higher the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we had achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values were inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entity in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 17.5% to 33%.

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

The fair value of our ordinary shares increased from $0.12 as of December 15, 2006 and $0.13 as of March 16, 2007 to $0.22 as of April 1, 2008. We believe the increase in the fair value of our ordinary shares was primarily due to the following:

•

During this period, we completed the acquisition of the remaining 25% equity interest in Beijing Kebao, the remaining 49% equity interest in iSoftStone Information System Service Co., Ltd., the operating assets and liabilities of Wuxi Huayang Software Co., Ltd., the business of Shanghai Jiefeng and the business of Akona. These acquisitions increased our scale and geographic presence, expanded our capabilities, and provided a significant source of revenue growth. In view of this, we decreased the discount rate used for valuation of our ordinary shares from 32% as of December 15, 2006 to 29% as of April 1, 2008, and adjusted our financial forecast upward to account for the effect of these acquisitions.

The fair value of our ordinary shares increased from $0.22 as of April 1, 2008 to $0.30 as of December 20, 2008. We believe the increase in fair value of our ordinary shares during the period was primarily due to the fact that we experienced continuous improvement in our operations and financial results. In spite of global financial crisis, we improved our financial results from a $10.3 million net loss in 2007 to breakeven for 2008. In view of this, we decreased the discount rate used for valuation of our ordinary shares from 29% as of April 1, 2008 to 27% in December 20, 2008.

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

The following table sets forth certain information regarding the share options granted:

Grant date	Options granted	Exercise price per option(1)		Option FV - Employee	Option FV - Non- employee	Type of Valuation
December 15, 2006	11,116,500	$0.30		$0.04	$0.07	Retrospective
April 1, 2007	8,445,500	0.30		0.04	0.07	Retrospective
April 1, 2008	11,382,303	0.30		0.10	0.14	Retrospective
December 20, 2008	9,131,962	0.30		0.15	0.21	Retrospective
September 1, 2009	590,000	0.50		0.24	—	Retrospective
December 23, 2009	26,160,702	0.50		0.27	0.34	Retrospective
August 1, 2010	16,347,380	0.65		0.36	0.46	Contemporaneous
September 15, 2010	4,932,835	0.65		0.76	—	Retrospective
November 18, 2010	400,000	1.24		—	0.68	Retrospective
April 29, 2011	492,500	0.43	(2)	1.04	—	Contemporaneous
June 27, 2011	1,125	0.3		—	1.18	Contemporaneous
June 27, 2011	9,218,172	0.43	(2)	0.71	—	Contemporaneous
October 7, 2011	500,000	0.65		—	0.65	Contemporaneous
November 11, 2011	400,000	0.43	(2)	0.53	—	Contemporaneous
November 22, 2011	90,000	0.43	(2)	0.49	—	Contemporaneous
December 31, 2011	50,000	0.50		0.56	—	Contemporaneous
December 13, 2012	7,642,000	0.41		0.19	0.19	Contemporaneous

(1)	The exercise prices of the share options we granted are denominated in U.S. dollars, which is the functional currency and reporting currency of iSoftStone Holdings Limited.
(2)	On December 13, 2012, our Compensation Committee revised the exercise price for these outstanding options held by individuals then employed by us. The exercise price was set at the greater of (i) the per-share closing price of our ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ended on December 13, 2012.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2008	2009	2010	2011	2012
Risk-free interest rate of return	4.35% – 4.86%	2.78% – 2.86%	1.94%	1.09 – 1.43%	0.89%
Expected term	5.5 – 10 years	7 – 10 years	5.3 – 10 years	5 – 10 years	6.1 years
Volatility	47.1% – 55.7%	50.4% – 63.3%	57.0% – 61.2%	55.3% – 58.9%	57.4%
Dividend yield	—	—	—	—	—

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

We also granted restricted shares and share units to certain employees, directors and non-employees under which the fair value of the ordinary shares as of the grant day was used to determine the share-based compensation expenses. The following table sets forth certain information regarding the restricted shares and share units granted:

Grant date	Restricted Shares granted	Restricted Share FV - Employee	Restricted Share FV - Non-employee	Type of Valuation
April 29, 2011	665,999	$1.98	$—	Contemporaneous

Grant date	Share Units granted	Share Units FV - Employee	Share Units FV - Non-employee	Type of Valuation
2011	8,157,581	$0.65-1.16	$0.65-1.54	Contemporaneous
2012	10,280,840	0.38-1.01	0.38-1.06	Contemporaneous

We recorded share-based compensation expenses of $8.5 million, $9.3 million and $11.1 million for the years ended December 31, 2010, 2011 and 2012, respectively, with the amount of compensation expenses recognized using the straight-line method in any period not less than the portion of the grant date fair value of the awards vested during that period in accordance with the graded vesting schedule. As of December 31, 2011 and December 31, 2012, we had a total of $17.6 million and $13.4 million, respectively, in unrecognized compensation expense related to unvested share options, unvested restricted shares and unvested share units. The expense is expected to be recognized over a weighted average period of 1.3 years using the straight-line method for unvested share options, 2.3 years using the straight-line method for unvested restricted shares and 2.7 years using the straight-line method for unvested share units, in accordance with the graded vesting schedule respectively.

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

B. Liquidity and Capital Resources

Our operations and our growth have primarily been financed by cash collected from customers, issuances of our preference shares and convertible notes and short-term bank borrowings, as well as by our initial public offering in December 2010. As of December 31, 2012, $54.0 million was outstanding under our short-term bank borrowings. Our short-term bank borrowing agreements do not contain any material financial covenants, accordingly, we are not in violation of any material financial covenants as of December 31, 2012. The annual interest rates on these short-term bank borrowings range from 6.00% to 7.22% and are fixed at rates published by the People’s Bank of China or at a premium to such benchmark rates. The maturity dates range from June 26, 2013 to December 25, 2013. Out of the $54.0 million bank borrowings, $31.5 million were without any collateral, and the remaining $22.5 million were guaranteed by a director of our company and pledged accounts receivable of iSoftStone WFOE and iSoftStone Information System Service Co., Ltd. As described below under “—Financing Activities”, proceeds received from the issuance of preference shares and convertible notes were primarily used for financing our operating activities, making purchase of property and equipment and as consideration for various acquisitions, and proceeds from our short-term borrowings incurred within one year were primarily used for financing our operations.

As of December 31, 2012, we had $116.6 million in cash, compared to $101.2 million as of December 31, 2011 and $181.1 million as of December 31, 2010. The decrease from 2010 to 2011 was primarily due to the payment of $36.8 million to purchase the office building and land use right in Wuxi, $11.6 million for purchase of property and equipment, $12.0 million for long term investments and the net payments on short term bank borrowings of $22.7 million in 2011, partially offset by the increase of cash collection from exercise of options at the amount of $4.0 million. The increase from 2011 to 2012 was primarily due to increase of cash from additional net bank borrowings of $38.3 million and $9.9 million provided by operating activities, partially offset by payment of $20.6 million for purchase of property and equipment and payments of $9.4 million for long term investment and business acquisitions. Our cash consists primarily of cash on hand and highly liquid investments. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Our liquidity is impacted by the billing and collection of our accounts receivable. Our client base primarily consists of leading companies in Greater China and globally. The timing of invoicing and collection of our accounts receivable under our contracts is dependent upon the life cycle of each project and related payment milestones and heavily impacted by the budget and payment cycles of our large enterprise clients in China. As of December 31, 2010, 2011 and 2012, our net unbilled receivables, totaled $75.6 million, $102.0 million and $151.5 million, respectively. The increase in the related unbilled receivable balances reflect significant revenue growth from 2010 to 2012 derived from large dominant domestic Chinese clients (many of which are large state owned enterprises) and multi-national companies involving large and long, multi-year projects. The increase of our year-end unbilled receivable balances also reflects, in a material respect, increases resulting from unanticipated requests from time to time to delay billing by some of these large, industry dominant clients. These requests to delay billing were made, for example, so that the client could meet its own budgetary cycles and/or internal cash management mandates. The delay of billing could vary from days to weeks or even months. Despite these delays, the amounts actually billed and actually collected under the related contracts were not materially affected. As of December 31, 2010, 2011 and 2012, our billed accounts receivable, net of allowance for doubtful accounts, totaled $26.3 million, $50.6 million and $50.7 million, respectively. For the aging of our billed accounts receivable, please see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Accounts Receivable.” In connection the formation of ISST, Huawei agreed to provide ISST with certain supportive policies which we believe will help improve the collection of, and therefore reduce the aging of, our account receivables.

Our PRC subsidiaries and our single, small consolidated affiliated entity, in the aggregate, held RMB532.0 million (US$85.4 million) in cash and cash equivalents as of December 31, 2012. Historically, our non-PRC operations and expansions have mainly been funded by amounts raised at the Cayman Islands holding company level and used to fund those operations and expansions and by cash flow from operations of our respective non-PRC subsidiaries, and we had not transferred any funds from our PRC subsidiaries and our single, small consolidated affiliated entity to our entities outside of the PRC. However, if our PRC subsidiaries (including ISST) and consolidated affiliated entity were required to distribute dividend or other payment to our Cayman Islands holding company or other non-PRC entities, we will be subject to certain restrictions and potential tax liabilities. For more information, please see “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing”, “—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, and “—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

Our PRC subsidiaries generally earn their revenues in Reminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Reminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. We are not required to publicly release financial statements for our PRC subsidiaries prepared in accordance with PRC accounting standards. Based on our understanding of U.S. GAAP and PRC accounting standards, we are not aware of any significant differences between accumulated profits as calculated under PRC accounting standards and those accounting standards used in preparing our U.S. GAAP financial statements. Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. In addition, under the related investment agreement, ISST is restricted in paying dividends and it is contemplated that all profits from ISST will be retained within ISST for at least three years. As a result of these regulatory and contractual restrictions, our PRC subsidiaries and consolidated affiliated entity are restricted in their ability to transfer a portion of their net assets to our Cayman Islands holding company (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB830.3 million (US$131.9 million) and RMB836.5 million (US$134.3 million), respectively, as of December 31, 2011 and 2012.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from our PRC subsidiaries’ business operation in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the Enterprise Income Tax Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. The economic benefits of our single, small PRC consolidated affiliated entity Beijing iSoftStone are mainly transferred to iSoftStone WFOE through payment of outsourcing fees, service fees and licensing fees under the Exclusive Outsourcing Agreement, the Exclusive Technology Consulting and Management Service Agreement and the Trademark and Software Licensing Agreement entered into between Beijing iSoftStone and iSoftStone WFOE. Such outsourcing fees, service fees and licensing fees are subject to PRC business tax (prior to September 1, 2012) or VAT (after September 1, 2012) and related surcharges. Upon receipt of such fees, they will become a portion of iSoftStone WFOE’s revenues and can be remitted to the Cayman Islands holding company in the form of dividend distribution.

The following table sets forth a summary of our net cash flows for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Net cash provided by (used in) operating activities	$1,499	$(463)	$9,937
Net cash (used in) investing activities	(17,010)	(59,833)	(29,004)
Net cash provided by (used in) financing activities	139,838	(21,763)	34,920
Effect of exchange rate changes	1,615	2,175	(452)
Net increase (decrease) in cash	125,942	(79,884)	15,401
Cash, beginning of year	55,138	181,080	101,196
Cash, end of year	$181,080	$101,196	$116,597

Operating Activities

Net cash provided by operating activities in 2012 was $9.9 million, as compared to net income of $22.1 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and our net income were increases in the balances of accounts receivable, which were partially offset by the increase of income tax payable and accrued expenses and other current liabilities. Our accounts receivable increased by $47.1 million, which was in line with the increase of our net revenues. Our income tax payable increased by $4.2 million, which was mainly due to increase of income tax expenses in 2012. Our accrued expenses and other current liabilities increased by $3.4 million, which was mainly due to the increase of employee payroll and welfare payable. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and our net income were depreciation and intangible assets amortization expenses totaling $12.6 million, and share-based compensation of $11.1 million.

Net cash used in operating activities in 2011 was $0.5 million, as compared to net income of $19.0 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and our net income were increases in the balances of accounts receivable, prepaid expenses, land use right and other current assets, which were partially offset by the increase of accounts payable, accrued expenses and other current liabilities. Our accounts receivable increased by $46.4 million, which was in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $7.7 million, which was mainly due to increase of prepaid project costs, rental deposits and project deposits. We paid $3.3 million to acquire the land use right in Wuxi. Our accounts payable increased by $1.6 million, which was in line with the increase of our subcontracting costs. Our accrued expenses and other current liabilities increased by $7.4 million, which was mainly due to the increase of employee payroll and welfare payable and income tax payable. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and our net income were depreciation and intangible assets amortization expenses totaling $10.4 million, and share-based compensation of $9.3 million.

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

Investing Activities

Net cash used in investing activities in 2012 was $29.0 million, consisting primarily of $20.6 million in purchase of property and equipment and payment of $7.2 million as restricted cash to issue bank accepted draft. Among the $20.6 million in purchase of property and equipment, $6.3 million was related to the leasehold improvement of a new office building in Beijing and the rest was primarily related to the purchases of computers and software, furniture and office equipment and leasehold improvements of other offices.

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

Financing Activities

Net cash used in financing activities in 2012 was $34.9 million, which primarily reflected $15.2 million of repayment of short-term borrowings and $5.7 million of deferred and contingent consideration paid for business acquisitions, offset by $53.5 million of proceeds from short-term borrowings and $1.9 million of proceeds from exercise of options.

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

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property and equipment, including real property, computers and software, furniture and office equipment, motor vehicles and leasehold improvements. Our capital expenditures in such property and equipment were $11.7 million, $44.3 million and $20.6 million in 2010, 2011 and 2012, respectively. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy. Of the capital expenditures of $44.3 million in 2011, $32.7 million was related to the acquisition of our new office in Wuxi in July 2011. Of the capital expenditures of $20.6 million in 2012, $6.3 million was related to the leasehold improvement of our new office in Beijing in 2012.

C. Research and Development

For a discussion of our activities related to research and development, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including the interest portion, as of December 31, 2012:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating lease obligations(i)	$111,762	14,359	22,687	18,547	56,169
Deferred consideration in connection with business acquisitions(ii)	3,942	2,480	1,462	—	—
Contingent consideration payable in connection with business acquisitions(iii)	2,280	1,032	1,248	—	—
Short term borrowings	54,012	54,012	—	—	—

Total	$171,996	$71,883	$25,397	$18,547	$56,169

(i)	In August 2012, we signed an agreement to lease a new office premises with an area of approximately 43,200 square meters in Beijing from Beijing Ruantong Xutian Technology Development Co., Ltd. The lease has a term of ten years starting from January 1, 2013. The total rental expense for ten years is approximately $94.6 million and we expect to pay $4.0 million, $16.8 million, $17.6 million and $56.2 million within 1 year, in 1 to 3 years, in 3 to 5 years and in 5 to 10 years, respectively.
(ii)
a.	In connection with acquisition of Adventier in 2011, we agreed to pay contingent consideration up to $8.0 million in cash, based on the actual performance of the acquired business for the year ended December 31, 2011, which is determined to be $8.0 million. Out of the total contingent consideration, $3.6 million, $2.5 million and $1.1 million were paid in 2011 and 2012 and April 2013, respectively, and the rest will be paid in the first quarter of 2014.
b.	In connection with acquisition of Shanghai Kangshi in 2010, we agreed to pay cash consideration of $6.4 million and 970,215 ordinary shares of the Company valued at $1.235 per share. A portion of these shares will be subject to repurchase at a nominal price if the performance of the acquired business for each of the year 2010, 2011 and 2012 fails to achieve that year’s performance target. The repurchase right for the ordinary shares issued was accounted for as a contingent receivable, which was valued at $0.2 million. Out of the total cash consideration of $6.4 million, $1.9 million, $2.6 million, $1.4 million and $0.6 million were paid in 2010, 2011, 2012 and January 2013, respectively.

c.	In connection with acquisition of Abovenet in 2012, we agreed to pay contingent consideration up to $3.0 million in cash, based on the actual performance of the acquired business for the year ended December 31, 2012, which is determined to be $2.3 million. Out of the total contingent consideration, $0.9 million and $0.6 million was paid in 2012 and March 2013, and the rest will be paid from 2014 to 2015.
(iii)
In connection with acquisition of Jiangchen in 2012, we agreed to pay contingent consideration up to $4.0 million in cash, primarily based on the performance of the acquired business for the year ended December 31, 2012, which is currently estimated to be $3.4 million. Out of the total contingent consideration, $1.4 million was paid in June 2012, and the rest will be paid from 2013 to 2015.

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

Name	Age	Position/Title
Tianwen Liu (1) (2) (4)	50	Chairman of the Board and Chief Executive Officer
Yong Feng(4)	43	Director and Chief Operating Officer
Chung-Kao Hsieh (1)	48	Independent Director
Benson Tam (3)	50	Independent Director
Al-Noor Gulamali Abdulla Ramji (1) (2) (3)	58	Independent Director
Tom Manning (2) (3)	57	Independent Director
Xiaosong Zhang (4)	49	Chief Financial Officer
Li Wang (4)	47	Executive Vice President and Chief Human Resource Officer
Ying Huang (4)	45	President of Telecom, and Communication Business Group
Junhe Che (4)	42	President of China Business Group
Qiang Peng (4)	56	President of Global Business Group
Xiaohui Zhu (4)	46	President of Strategic Account Business Group
Yenwen Kang (4)	61	Executive Vice President

(1)	Member, Compensation Committee
(2)	Member, Nominating and Corporate Governance Committee
(3)	Member, Audit Committee
(4)	Member, Executive Management Committee. We established the Executive Management Committee in March 2013 to make significant company decisions as a team with members of the Executive Management Committee constituting our executive officers.

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

Dr. Chung-Kao Hsieh (Peter Hsieh) has been a director of our company since 2005 and has been our independent director since November 2012. Dr. Hsieh was a partner of AsiaVest Partners from 2004 to 2012. During the period, he invested in and served as a board member of Lattice Power Corporation and Leyou.com. Prior to joining AsiaVest Partners in 2004, Dr. Hsieh served as a partner of Harbinger Venture. Dr. Hsieh started his venture capital career in 1997 in Silicon Valley with InveStar Capital, and later with H&Q Asia Pacific. Prior to his venture capital career, Dr. Hsieh spent several years with KLA Instruments as an engineer, engineering manager, then sales manager for Asia. Dr. Hsieh received his master and PhD degree in engineering from Stanford University and his bachelor degree in mechanical engineering from National Taiwan University.

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

Mr. Tom Manning has been our independent director since 2010. Mr. Manning is a Lecturer in Law at the University of Chicago Law School, where he teaches corporate governance. Mr. Manning served as chief executive officer of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, a global private equity firm, from 2010 to 2012. Previously, he served as chief executive officer of Indachin Limited, a venture management firm in Hong Kong from 2005 to 2009, as chairman of China Board Directors Limited, a board advisory firm based in Hong Kong from 2005 to 2010, and from 2003 to 2005, as director of Bain & Company. From 2000 to 2003, he was the chief executive officer of Capgemini EY Asia. Prior to Capgemini’s merger with Ernst & Young Consulting, from 1996 to 2000, he was the chief executive officer of Ernst & Young Consulting Asia Pacific. Mr. Manning currently serves as a board director of AsiaInfo-Linkage, Inc., a Nasdaq-listed company and as a board director of Clear Media Limited, a Hong Kong Stock Exchange listed company. Mr. Manning served as a board director of Gome Electrical Appliances, Inc., a company listed on the Hong Kong Stock Exchange, from 2007 to 2012, and Bank of Communications, a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, from 2004 to 2010. Mr. Manning received his MBA degree from Stanford University and his bachelor degree in East Asian studies from Harvard University.

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

Ms. Li Wang (Lucy Wang) has served as our Executive Vice President and Chief Human Resource Officer since 2013. Ms. Wang has over 20 years of experience in the business consulting and IT services industry with rich experience in human resource management. Prior to joining us, Ms. Wang served as the head of R&D department in AsiaEC before 2001. Ms. Wang received her EMBA from China Europe International Business School and Master of software engineering from University of Science and Technology of China.

Mr. Ying Huang has served as our President of Telecom and Communication Business Group since 2013 and our Executive Vice President since 2005. Prior to joining us, Mr. Huang co-founded United Innovation Ltd. in 2002. Prior to that, Mr. Huang served as senior vice president in Capital Networks from 2000 to 2002 in China, as a senior technical staff member in AT&T Labs from 1997 to 2000 and as a research scientist in Air Force Institute of Technology from 1995 to 1996 in the U.S. Mr. Huang received his PhD degree in mathematics from Rutgers, The State University of New Jersey and his bachelor degree in applied mathematics from Tsinghua University.

Mr. Junhe Che (Carson Che) has served as our President of China Business Group since 2013 and our Executive Vice President since 2006. Prior to joining us in 2001, Mr. Che served as a consulting manager in Deloitte Touche Tohmatsu CPA Ltd. from 1995 to 1999 and as a project manager in Kehai Group from 1993 to 1995. Mr. Che received his MBA degree from Peking University and his bachelor degree in both precision instrument and management science from Tianjin University.

Mr. Qiang Peng (John Peng) has served as our President of Global Business Group since 2013 and our Executive Vice President since 2005. Prior to joining us, Mr. Peng served as vice president of China technology delivery in E5 Systems Inc. from 2002 to 2004, as engineering vice president in Forefield, Inc. from 2000 to 2002, as director of software development in NetPaper.com, Inc. in 2000, as technical lead in Softrax Corporation from 1997 to 2000, as a senior system analyst in John Hancock Funds from 1996 to 1997, and as a business analyst in Mellon Financial Corporation from 1994 to 1996. Mr. Peng received his MBA degree from the University of Rhode Island, his master degree in public policies from the Institute of Science and Technology and his bachelor degree in mechanical engineering from Beijing University of Technology.

Mr. Xiaohui Zhu has served as our President of Strategic Account Business Group since 2013 and our Executive Vice President since 2011. Prior to joining us, Mr. Zhu served as vice president of Nortel Networks (China) Limited from 2008 to 2009, as senior vice president of Alcatel-Lucent (China) Co., Ltd. in 2007, as vice president of Lucent Technologies (China) Co., Ltd. from 2005 to 2006, as vice president of Gemplus Greater China from 2003 to 2005, as vice president of Digital China (China) Limited from 2001 to 2003, as President & CEO of Beijing Runway Technology Co., Ltd. from 2000 to 2001, as general manager of business development department of China Hewlett-Packard Co., Ltd. from 1996 to 2000, and as COO and executive vice president of Changan Information Industry (Group) Co., Ltd. from 1988 to 1996. Mr. Zhu received his bachelor degree in computer science and engineering from University of Shanghai for Science and Technology.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we and our subsidiaries paid aggregate cash compensation of approximately RMB8.7 million ($1.4 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

As of December 31, 2012, our directors and executive officers as a group held, in the aggregate, options to acquire 41,074,035 of our ordinary shares. These options have a weighted-average exercise price of $0.49. Of these options, 4,934,000 expire on March 31, 2017; 3,520,000 expire on March 31, 2018; 330,000 expire on December 19, 2018; 12,150,000 expire on December 22, 2019; 6,050,000 expire on July 31, 2020; 4,932,835 expire on September 14, 2020; 400,000 expire on November 17, 2020; 5,417,200 expire on June 26, 2021; and 3,340,000 expire on December 12, 2022.

As of December 31, 2012, our directors and executive officers as a group held outstanding awards with respect to an aggregate of 999,300 share units. Of these share units, 243,900 vested on March 1, 2013; 206,410 vest on June 1, 2013; 206,490 vest on September 1, 2013; 40,000 vest on September 30, 2013; 37,500 vest on November 12, 2013; 37,500 vest on March 1, 2014; 40,000 vest on September 30, 2014; 37,500 vest on November 12, 2014; 37,500 vest on March 1, 2015; 37,500 vest on November 12, 2015; 37,500 vest on March 1, 2016; and 37,500 vest on November 12, 2016.

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

Pre-IPO Plans. As of March 31, 2013, a total of 23,762,520 ordinary shares are subject to outstanding options granted under our 2008 Share Incentive Plan, or the 2008 Plan, adopted in March 2008 and subsequently amended in September 2010, and a total of 40,291,582 ordinary shares are subject to outstanding options granted under our 2009 Share Incentive Plan, or the 2009 Plan, adopted in December 2009 and subsequently amended in April and September 2010.

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

2010 Performance Incentive Plan. In November 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. As of March 31, 2013, the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 14,527,878 and options to purchase 16,949,152 ordinary shares and awards with respect to 287,665 restricted shares and 10,513,844 share units are outstanding under the 2010 Plan.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other, with terms of two years which are automatically renewable and providing that the agreements are terminable for cause at any time. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her salary if we terminate his or her employment without cause. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved.

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

Other than post-termination benefits that our management directors (Mr. Tianwen Liu and Mr. Yong Feng) are entitled to receive as our executive officers (as described under “—B. Compensation—Employment Agreements”), our directors are not entitled to any post-termination benefits.

D. Employees

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 9,285, 12,510 and 14,512 employees as of December 31, 2010, 2011 and 2012, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from leading universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 19.8%, 24.8% and 23.8% in 2010, 2011 and 2012, respectively.

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

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. We have four dedicated internal training centers alongside our sales and delivery centers in Wuxi, Tianjin, Guangzhou and Dalian. These training centers are supported by a combination of government subsidies, tuition from the students and funds from us. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation.

We are particularly focused on development of middle management and leadership. Our “Top 300” leadership development program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2013, the latest practicable date, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tianwen Liu (3)	68,561,021	11.7%
Yong Feng (4)	18,701,815	3.3%
Chung-Kao Hsieh	*	*
Benson Tam	*	*
Al-Noor Gulamali Abdulla Ramji	*	*
Tom Manning	*	*
Xiaosong Zhang	*	*
Li Wang	*	*
Ying Huang (5)	8,799,062	1.5%
Junhe Che	*	*
Qiang Peng	*	*
Xiaohui Zhu	*	*
Yenwen Kang	*	*
All directors and executive officers as a group	106,779,863	17.8%
Principal Shareholders:
Tekventure Limited (6)	53,250,000	9.4%
AsiaVest Opportunities Fund IV (7)	76,142,376	13.4%
Fidelity Entities (8)	82,136,850	14.4%
J. Stephen F. Mandel, Jr. and affiliated entities (9)	52,537,390	9.2%

*	Less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 31, 2013.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 31, 2013. The total number of ordinary shares outstanding as of March 31, 2013 is 568,462,392.
(3)	Represents 53,250,000 ordinary shares held by Tekventure Limited, a British Virgin Islands company, 19,217.7 American Depositary Shares representing 192,177 ordinary shares held by Mr. Liu, 13,735,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2013 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is the sole director, and 1,383,844 ordinary shares issuable upon exercise of options within 60 days of March 31, 2013 held by Mr. Liu. Mr. Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Liu disclaims beneficial ownership of such 53,250,000 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Liu is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.

(4)	Represents 16,076,678 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company of which Mr. Feng is the sole shareholder and sole director, 2,361 American Depositary Shares representing 23,610 ordinary shares held by Mr. Feng, and 2,225,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2013 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is the sole director, and 376,527 ordinary shares issuable upon exercise of options within 60 days of March 31, 2013 held by Mr. Feng. The business address of Mr. Feng is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(5)	Represents 1,027,883 ordinary shares held by Mr. Huang directly and 5,500,000 ordinary shares held by Rich Skill Holdings Limited, a company wholly owned by Mr. Huang’s wife, and 2,271,179 ordinary shares issuable upon exercise of options within 60 days of March 31, 2013 held by Mr. Huang. The business address of Mr. Huang is International Software Plaza, Building 9 Zhongguancun Software Park, No.8 West Dongbeiwang Road, Haidian District, Beijing 100193, China.
(6)	Represents 53,250,000 ordinary shares held by Tekventure Limited. Tekventure Limited is a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are Tianwen Liu Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Tianwen Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited. The address of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	The number of ordinary shares beneficially owned is as of December 31, 2012, as reported in a Schedule 13G/A filed by AsiaVest Opportunities Fund IV and AsiaVest Partners, TCW/YFY Ltd., on February 5, 2013. The business address of these filers reported on the Schedule 13G/A is 11/F, 318 Ruei Guang Road, Taipei 114, Taiwan.
(8)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Edward C. Johnson 3d and affiliated entities, including FMR LLC and FIL Limited (collectively, the “Fidelity Entities”) on February 14, 2012. The address of FIL Limited reported on the Schedule 13G/A is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The address of FMR LLC reported on the Schedule 13G/A is 82 Devonshire Street, Boston, MA 02109.
(9)	The number of ordinary shares beneficially owned is as of December 31, 2012, as reported in a Schedule 13G/A filed by J. Stephen F. Mandel, Jr. and affiliated entities, including Lone Dragon Pine, L.P. and Lone Pine Capital LLC, on February 14, 2013. The business address of these filers reported on the Schedule 13G/A is Two Greenwich Plaza, Greenwich, Connecticut 06830.

As of March 31, 2013, approximately 65.0% of our outstanding ordinary shares are held by 43 record holders in the United States.

Historical Changes in Shareholdings of our Major Shareholders

In 2011, Tekventure Limited transferred an aggregate of 29,989,750 ordinary shares to two BVI entities formed by two of its then shareholders. The purpose of such transfer is only to make these two then shareholders of Tekventure Limited direct holders of our ordinary shares. As of March 31, 2013, Mr. Tianwen Liu beneficially owned 88,243,561 ordinary shares (including 53,250,000 ordinary shares held by Tekventure Limited in which he held 84.5% interest) and he has not sold any of his shares since the completion of our initial public offering.

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

In 2011, AsiaVest Opportunities Fund IV sold 580,000 ordinary shares as represented by 58,000 ADSs to the open market. In 2012, AsiaVest Opportunities Fund VI sold 11,000,000 ordinary shares in a private sale, and 8,765,050 ordinary shares as represented by 876,505 ADSs in the open market.

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

Convertible Notes Financing

On December 23, 2009, April 21, 2010 and April 22, 2010 we issued and sold notes convertible into our ordinary shares in the aggregate principal amount of $38 million in a series of private placements to CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, L.P., FIL Limited, AsiaVest Opportunities Fund IV, Infotech Pacific Ventures L.P., Mitsui Ventures Global Fund, Jinyuan and Hua Ying. These convertible notes bore interest on the principal amount at a rate of 1% per annum until the initial maturity date of December 22, 2012, provided they were not previously redeemed or converted. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest thereon into 20,406,720 of our ordinary shares.

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

Under the terms of the Investors’ Rights Agreement, from the date that is six months after the closing of our initial public offering, (i) holders of 30% or more of our then outstanding registrable securities or (ii) holders of 45% or more of the registrable securities with respect to series A preference shares, series B preference shares or convertible notes, each separately as a class, may require us to effect a registration under the Securities Act for the sale of their registrable securities. We are obliged to effect up to two such demand registrations with respect to the series A preference shares, up to two with respect to the series B preference shares and one with respect to the convertible notes. We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once in any twelve-month period, nor can we file any registration statement pertaining to the public offering of any securities of us during such 90 day period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration when (1) the aggregate price to the public of such offering is less than $1,000,000, or (2) we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded within the six-month period preceding the date of such request. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once during any twelve-month period, nor can we file any registration statement pertaining to the public offering of any securities of us during such 90 days period.

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

Since 2007, we have, from time to time, provided IT services to, and paid certain expenses on behalf of, Beijing iSoftStone Boxin Technology Co., Ltd., or Boxin, a Chinese company in which iSoftStone WFOE owns 20% equity interest until August 2011 when iSoftStone WFOE sold such equity interest. As of December 31, 2010, 2011 and 2012, the total amount of services fees and expenses payment due to us from Boxin were $1.4 million, nil and nil, respectively.

Since 2007, Boxin has from time to time paid certain operating expenses on our behalf until we sold the equity interest in Boxin in August 2011, with the total amount due from us to Boxin being $0.4 million, nil and nil as of December 31, 2010, 2011 and 2012, respectively.

In 2007, we extended a loan to iSoftStone Technologies Co., Ltd., a Japanese company in which iSoftStone Japan Limited owns a 32.25% equity interest. As of December 31, 2010, 2011 and 2012, the outstanding loan principal and interest due to us from iSoftStone Technologies Co., Ltd. were $86,000, $91,000 and $83,000, respectively. The loan we extended to iSoftStone Technologies Co., Ltd. is unsecured, bears interest at a rate of 2.5% per annum.

In 2010, we extended an unsecured loan with a principal amount of $0.5 million and interest rate of 4.86% per annum to Wuxi iCarnegie Enterprise Management Co., Ltd., or Wuxi iCarnegie, a company in which we own 20% equity interest. Since 2010, we have from time to time, paid certain fees and expenses on behalf of Wuxi iCarnegie, including a course license fee of $1.7 million. As of December 31, 2010, 2011 and 2012, the total amount of outstanding loan principal and interest and fees and expenses payment due to us from Wuxi iCarnegie were $1.1 million, $1.5 million and $2.5 million, respectively.

Since 2010, Wuxi iCarnegie has from time to time paid certain operating expenses on our behalf, with the total amount due from us to Wuxi iCarnegie being $0.6 million, $94,000 and $8,000 as of December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, the total amount of payment due to us from Guangdong IoT iSoftStone Information Technology Co., Ltd., a Chinese company established in 2012 in which we own 49% equity interest, was $1.1 million, mainly representing project receivables.

In August 2010, our existing shareholders Tekventure Limited and United Innovation (China) Ltd. transferred an aggregate of $5 million of our ordinary shares to our wholly owned subsidiary, iSoftStone Hong Kong Limited. These shares were purchased for $2 million in cash and are being held on our behalf and treated by us as treasury shares for accounting purposes. In October 2010, 461,000 and 700,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to a former employee at a per share price of $0.51 and $0.30, respectively, or $445,110 in the aggregate. These shares were transferred as partial consideration for our hiring and terminating that employee. Also in October 2010, 553,389 and 178,047 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to designees of several key employees at par value as partial consideration for our hiring of those employees. On March 29, 2011, 674,109 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to ESFB Asia Investment Limited as partial consideration for our acquisition of Beijing Kebao. On June 2, 2011, 500,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to Morinaga Technology Limited as partial consideration for our acquisition of the IT services business of Dalian Zhendan Science and Technology Co., Ltd.

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

Legal Proceedings

In October 2012, iCarnegie Inc. submitted a demand for arbitration to American Arbitration Association against us claiming for approximately $5.9 million plus interest (at a contractual rate of 18% per annum) that was allegedly due and owing by us to iCarnegie Inc. pursuant to a license agreement dated June 10, 2009. The arbitration remains at its preliminary stage. We intend to vigorously defend our position in the arbitration.

In November 2012, a former officer filed a case with Beijing Labor Dispute Arbitration Committee against us claiming $4.0 million to compensate him for the loss of shares, stock options, salary and bonus. On February 6, 2013, a ruling was made by Beijing Labor Dispute Arbitration Committee. According to the ruling, all of the claims raised by the former officer were rejected by the arbitrator.

In December 2012, the same individual filed a lawsuit against us in the Grand Court of the Cayman Islands, alleging that we failed to issue shares to him upon his exercise of options and make his shares tradable after issuance. The complaint seeks monetary damages of approximately $2.9 million. The action remains at its preliminary stage. We intend to defend the action vigorously.

Following the initial dismissal by the Beijing Labor Dispute Arbitration Committee, in March 2013, the same officer filed a lawsuit against us in Beijing Haidian District People’s Court claiming $4.0 million in total to compensate his loss of shares, stock options, salary and bonus. The action remains at its preliminary stage. We intend to defend the action vigorously.

In July 2012, Kodak (China) Investment Company Limited Shenzhen Branch, or Kodak, filed a request for arbitration with Beijing Arbitration Committee against us claiming a service fee of $0.9 million. In September 2012, we submitted the statement of defense and counterclaim to Beijing Arbitration Committee, requesting Kodak to pay $0.9 million as compensation for damages and legal fee. The arbitration and litigation remains at its preliminary stage. We intend to vigorously defend the arbitration.

Other than as described above, we are not currently a party to any material legal or administrative proceedings and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become party to various legal or administrative proceedings arising in the ordinary course of our business.

Any adverse determination against us or unfavorable settlement of currently pending or future dispute could harm our reputation, subject us to significant liabilities, require significant cash payments by us or otherwise adversely impact our results of operations and financial condition. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have an existing dispute with iCarnegie Inc. regarding certain licensing arrangements. If we do not win the related legal proceedings or settle such dispute on commercially acceptable terms, we may be exposed to monetary or other liabilities, which may harm our reputation, involve significant cash payments and adversely impact the market price of our ADSs.”

Dividend Policy

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Payment of cash dividends, if any, will be at the discretion of our board of directors, and will depend upon our future results of operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our PRC subsidiaries (including ISST). Each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. We are not required to publicly release financial statements for our PRC subsidiaries prepared in accordance with PRC accounting standards. Based on our understanding of U.S. GAAP and PRC accounting standards, we are not aware of any significant differences between accumulated profits as calculated under PRC accounting standards and those accounting standards used in preparing our U.S. GAAP financial statements. Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. In connection with the formation of ISST, we agreed that ISST will not pay dividends for the first three years after its inception. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result of these PRC regulatory and contractual restrictions, our PRC subsidiaries and consolidated affiliated entity are restricted in their ability to transfer a portion of their net assets to our Cayman Islands holding company in the form of dividends.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “ISS” and have been listed since December 14, 2010. The following table sets forth the high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual
2010 (1)	$19.00	$15.30
2011	$22.63	$5.66
2012	$11.04	$3.68
Quarterly
Fourth Quarter 2010 (1)	$19.00	$15.30
First Quarter 2011	$21.35	$16.8
Second Quarter 2011	$22.63	$9.8
Third Quarter 2011	$16.00	$6.49
Fourth Quarter 2011	$11.14	$5.66
First Quarter 2012	$11.04	$8.4
Second Quarter 2012	$9.14	$5.11
Third Quarter 2012	$7.09	$4.16
Fourth Quarter 2012	$5.50	$3.68
First Quarter 2013	$6.08	$3.99
Monthly
2012
October	$5.50	$4.42
November	$4.98	$3.71
December	$4.68	$3.68
2013
January	$6.08	$3.99
February	$5.44	$4.85
March	$5.75	$4.50
April (through April 19, 2013)	$4.97	$4.32

(1)	Our ADSs began trading on the NYSE on December 14, 2010.

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

D. Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Exchange Administrative Regulations and various rules and regulations promulgated by SAFE, the Renminbi is freely convertible under current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriating investment and investment in securities outside of China, prior approval of or registration with SAFE or its local branches is required.

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

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

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

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends from a qualified foreign corporation may be subject to reduced capital gains rate of taxation. A non-U.S. corporation (other than a passive foreign investment company) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2013 or for any future taxable year.

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

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

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

You would generally be able to avoid the PFIC rules regarding “excess” distribution and gain described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain “regularly traded” on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any.

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

Each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require and may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. If inflation rates continue to rise, we may experience greater increases in the wages of our professionals as a result of the increasing inflation levels in China or otherwise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.”

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts denominated in Japanese Yen in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the primary value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.”

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $26.7 million as of December 31, 2012 into Renminbi at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB166.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB164.6 million as of December 31, 2012.

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

Newly Adopted Accounting Pronouncements

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance on January 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on our consolidated financial statements for our annual impairment test.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

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

Fees Payable by the Depositary to the Issuer

Our depositary has agreed to reimburse us for certain reasonable fees and expenses we incur that are directly related to establishment and ongoing maintenance of the ADR program, including (a) initial and ongoing listing fees, underwriting fees and fees paid in conjunction with the preparation and execution of any offering of ADRs to be issued under the ADR program, including our initial public offering; (b) investor relations activities related to the ADR program, including, but not limited to, road shows, investor conference participation expenses, prospectus printing, related advertising and public relations in those jurisdictions in which the ADRs trade; (c) reasonable legal, audit and accounting fees and expenses, including, but not limited to, those related to reporting and corporate governance requirements of the SEC and/or any stock exchanges upon which the ADRs are listed for trading; (d) shareholder identification and perception studies and other investor relations expenses, in each case as arranged by or through the depositary; (e) broker reimbursements; and (f) any out-of-pocket expenses and fees we might otherwise owe the depository and other bona fide ADR program related third party expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not perforce related to the amounts of fees the depositary collects from investors. In the year ended December 31, 2012, we received from the depositary reimbursement payment in the amount of $0.86 million, net of tax, for expenses incurred by use relating to the establishment and ongoing maintenance of the ADR program.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2012 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iSoftStone Holdings Limited

We have audited the internal control over financial reporting of iSoftStone Holdings Limited (the “Company”), its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 24, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 24, 2013

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the direction of the government of the PRC in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, our principal external auditors, in the fiscal year ended December 31, 2011 and 2012, respectively.

	Fiscal Year ended December 31,
	2011		2012
	(In thousands)
	RMB	US$	RMB	US$
Audit fees (1)	7,626	1,180	6,556	1,050
Audit-related fees (2)	—	—	—	—
Tax fees (3)	478	74	500	80
All other fees (4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.
(4)	“All other fees” means the aggregate fees billed for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

1.1*	Form of Fourth Amended and Restated Memorandum of Association and Fifth Amended and Restated Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

2.6**	Restricted Issuance Agreement dated as of January 11, 2012 among the Registrant, the Depositary and Owners and Beneficial Owners of the Restricted American Depositary Shares

2.7*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.8*	Additional Investor Joinder Agreement to Investors’ Rights Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.9*	Amendment to Investors’ Rights Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.10*	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.11*	Additional Investor Joinder Agreement to Right of First Refusal and Co-Sale Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.12*	Amendment to Right of First Refusal and Co-Sale Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.13*	Amendment No. 2 to Investors’ Rights Agreement, dated as of November 26, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein.

4.1*	2008 Share Incentive Plan

4.2*	2009 Share Incentive Plan

4.3*	2010 Performance Incentive Plan

4.4*	Form of Employment Agreement with the Registrant’s officers

4.5*	Form of Indemnification Agreement with the Registrant’s directors and officers

4.6***	Investment Agreement dated September 4, 2012, among iSoftStone Information Technology (Group) Co., Ltd., iSoftStone Holdings Limited and Huawei Technologies Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

15.2	Consent of Han Kun Law Offices

XBRL Interactive Data File will be filed by amendment to this Form 20-F within 30 days of the filing date of this Form 20-F, as permitted by Rule 405(a)(2)(ii) of Regulation S-T.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-170785), as amended, initially filed with the Securities and Exchange Commission on November 23, 2010.
**	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.
***	Previously furnished with the Registrant’s report on Form 6-K filed with the Securities and Exchange Commission on September 4, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iSoftStone Holdings Limited

/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Chief Executive Officer

Date: April 24, 2013

ISOFTSTONE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ISOFTSTONE HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of iSoftStone Holdings Limited (the “Company”), its subsidiaries, and variable interest entity (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 24, 2013

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31, 2011	December 31, 2012
Assets
Current assets:
Cash	$101,196	$116,597
Restricted cash	1,581	8,743
Accounts receivable, net of allowance for doubtful accounts of $4,219 and $1,653 as of December 31, 2011 and 2012, respectively	152,663	202,202
Prepaid expenses and other current assets	18,994	14,019
Amounts due from related parties	1,591	3,838
Deferred tax assets, current	2,467	1,915

Total current assets	278,492	347,314

Long term investments	9,351	8,779
Property and equipment, net	55,791	67,768
Land use right, net	3,242	3,202
Intangible assets, net	4,688	5,945
Goodwill	24,597	26,983
Other non-current assets	1,895	5,993
Deferred tax assets, non-current	—	526

Total assets	$378,056	$466,510

Liabilities
Current liabilities:
Accounts payable	$15,924	$21,895
Deferred revenue	8,387	9,693
Accrued expenses and other current liabilities	31,372	32,839
Income tax payable	3,102	7,519
Amounts due to related parties	94	8
Short term borrowings	15,094	54,012
Deferred consideration in connection with business acquisitions, current	3,488	2,480
Contingent consideration payable in connection with business acquisitions, current	2,398	1,032

Total current liabilities	79,859	129,478

Deferred consideration in connection with business acquisitions, non-current	—	1,462
Contingent consideration payable in connection with business acquisitions, non-current	1,678	1,248
Deferred tax liabilities, non-current	1,158	937
Other liabilities, non-current	602	401

Total liabilities	$83,297	$133,526

Commitments (Note 27)

Equity
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2011 and 2012, respectively; 557,682,406 and 569,206,989 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	56	57
Treasury shares	(773)	(773)
Shares to be issued	1,262	1,262
Additional paid-in capital	282,134	294,909
Statutory reserves	9,664	11,459
Accumulated other comprehensive income	15,719	17,747
(Accumulated deficit) retained earnings	(14,902)	5,412

Total iSoftStone Holdings Limited shareholders’ equity	293,160	330,073
Noncontrolling interest	1,599	2,911

Total equity	294,759	332,984

Total liabilities and equity	$378,056	$466,510

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2010	2011	2012
Revenues	$200,783	$288,384	$385,666
Business tax	(3,808)	(4,967)	(4,522)

Net revenues	196,975	283,417	381,144
Cost of revenues	(125,689)	(181,121)	(251,540)

Gross profit	71,286	102,296	129,604

Operating expenses:
General and administrative expenses	(44,277)	(50,768)	(63,279)
Selling and marketing expenses	(17,468)	(27,685)	(32,855)
Research and development expenses	(3,852)	(3,684)	(4,951)

Total operating expenses	(65,597)	(82,137)	(101,085)

Changes in fair value of contingent consideration in connection with business combination	28	(4,969)	(1,118)
Other income (expense)	262	324	(231)
Government subsidies	3,269	1,840	1,110
Gain on deconsolidation of Wuxi iCarnegie	1,079	—	—

Income from operations	10,327	17,354	28,280

Interest income	180	1,118	775
Interest expense	(5,742)	(1,424)	(1,966)
Change in fair value of convertible note derivatives	(8,428)	2,832	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	(3,663)	19,880	27,089
Income taxes benefit (expense)	288	(319)	(4,370)

(Loss) income after income taxes before loss in equity method investments, net of income taxes	(3,375)	19,561	22,719
Loss on equity method investments, net of income taxes	(245)	(565)	(637)

Net (loss) income	(3,620)	18,996	22,082
Less: Net (loss) income attributable to noncontrolling interest	(438)	151	(27)

Net (loss) income attributable to iSoftStone Holdings Limited	$(3,182)	$18,845	$22,109

Net (loss) income per share attributable to ordinary shareholders of iSoftStone Holdings Limited:
Basic	$(0.05)	$0.03	$0.04

Diluted	$(0.05)	$0.03	$0.04

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	149,341,325	547,143,620	564,069,512

Diluted	149,341,325	592,082,213	582,402,472

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Year Ended December 31,
	2010	2011	2012
Net (loss) income	$(3,620)	$18,996	$22,082
Other comprehensive income, net of tax of nil: Change in cumulative foreign currency translation adjustment	3,157	8,865	2,050

Comprehensive (loss) income	(463)	27,861	24,132

Less: comprehensive (loss) income attributed to the noncontrolling interest	(399)	211	(5)
Comprehensive (loss) income attributed to iSoftStone Holdings Limited	$(64)	$27,650	$24,137

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2010	130,902,853	$13	95,286,195	$14,150	$—	$179	$18,768	$4,133	$(22,449)	$3,796	$18,590	$495	$19,085

Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	—	(2,585)	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company	—	—	—	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 22)	4,500,000	1	—	—	—	—	2,705	—	—	—	2,706	—	2,706
Vesting of nonvested shares (to be issued)	—	—	—	—	—	51	(51)	—	—	—	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	—	4,745	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—	—	29	—	—	—	29	—	29
Transfer of ordinary shares in connection with the employment of certain employees	—	—	—	—	293	(75)	(218)	—	—	—	—	—	—
Sale of ordinary shares to a former employee (Note 22)	—	—	—	—	464	—	843	—	—	—	1,307	—	1,307
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	—	123,445	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	—	54,745	—	54,745

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount	Shares	Amount	Amount
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	—	20,928	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	—	131	—	131
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	—	1,071	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	—	1,262	—	1,262
Ordinary shares to be issued to a consultant	—	—	—	—	—	154	—	—	—	—	154	—	154
Capital contribution from noncontrolling interest shareholder of Guodian	—	—	—	—	—	—	—	—	—	—	—	586	586
Capital contribution from noncontrolling interest shareholder of Jiewen	—	—	—	—	—	—	—	—	—	—	—	242	242
Acquisition of noncontrolling interest iSoftStone Korea	—	—	—	—	—	—	—	—	—	—	—	15	15
Deconsolidation of Wuxi iCarnegie	—	—	—	—	—	—	—	—	—	—	—	67	67
Provision for statutory reserves	—	—	—	—	—	—	—	1,570	(1,570)	—	—	—	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	—	(3,182)	—	(3,182)	(438)	(3,620)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,118	3,118	39	3,157

Balance as of December 31, 2010	523,953,829	$52	—	$—	$(1,243)	$1,571	$241,213	$5,703	$(29,786)	$6,914	$224,424	$1,006	$225,430

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2010	523,953,829	$52	—	$—	$(1,243)	$1,571	$241,213	$5,703	$(29,786)	$6,914	$224,424	$1,006	$225,430

Share-based compensation	—	—	—	—	—	—	9,322	—	—	—	9,322	—	9,322
Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	—	—	4,247	—	—	—	4,248	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	—	—	200	(55)	(145)	—	—	—	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	—	—	270	(80)	(190)	—	—	—	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	—	—	27,235	—	—	—	27,237	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	—	—	(20)	88	—	—	—	68	—	68
Issuance of ordinary shares to a consultant	324,849	1	—	—	—	(154)	364	—	—	—	211	—	211
Noncontrolling interest acquired in connection with the acquisition of iHealthStone	—	—	—	—	—	—	—	—	—	—	—	(14)	(14)
Capital contribution from noncontrolling interest shareholder of iHealthStone	—	—	—	—	—	—	—	—	—	—	—	46	46
Capital contribution from noncontrolling interest shareholder of iSS-iSYS	—	—	—	—	—	—	—	—	—	—	—	350	350
Provision for statutory reserves	—	—	—	—	—	—	—	3,961	(3,961)	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	18,845	—	18,845	151	18,996
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	8,805	8,805	60	8,865

Balance of December 31, 2011	557,682,406	$56	—	$—	$(773)	$1,262	$282,134	$9,664	$(14,902)	$15,719	$293,160	$1,599	$294,759

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accu- mulated other compre- hensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2011	557,682,406	$56	—	$—	$(773)	$1,262	$282,134	$9,664	$(14,902)	$15,719	$293,160	$1,599	$294,759

Share-based compensation	—	—	—	—	—	—	11,120	—	—	—	11,120	—	11,120
Issuance of ordinary shares in connection with exercise of options and vesting of share units	11,686,061	1	—	—	—	—	1,655	—	—	—	1,656	—	1,656
Repurchase of ordinary shares	(161,478)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of noncontrolling interest iHealthStone	—	—	—	—	—	—	—	—	—	—	—	38	38
Capital contribution from noncontrolling interest shareholder of SZ-Information	—	—	—	—	—	—	—	—	—	—	—	1,279	1,279
Provision for statutory reserves	—	—	—	—	—	—	—	1,795	(1,795)	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	22,109	—	22,109	(27)	22,082
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	2,028	2,028	22	2,050

Balance as of December 31, 2012	569,206,989	$57	—	$—	$(773)	$1,262	$294,909	$11,459	$5,412	$17,747	$330,073	$2,911	$332,984

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net (loss) income	$(3,620)	$18,996	$22,082
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	8,546	9,331	11,120
Depreciation and amortization of property and equipment	4,674	7,012	9,168
Amortization of intangible assets	1,965	3,432	3,448
Amortization of land use right	—	30	72
Provision of allowance for doubtful accounts	2,515	2,438	209
Loss on equity method investments	245	565	637
Gain on deconsolidation of Wuxi iCarnegie	(1,079)	—	—
Loss on disposal of property and equipment	168	313	208
Changes in fair value of contingent consideration in connection with business combinations	(28)	4,969	1,118
Changes in fair value of convertible notes derivatives	8,428	(2,832)	—
Imputed interest expense in connection with convertible notes	4,418	654	—
Changes in operating assets and liabilities:
Accounts receivable	(29,631)	(46,447)	(47,135)
Prepaid expenses and other current assets	(3,191)	(7,685)	1,693
Payment for land use right	—	(3,273)	—
Amounts due from related parties	(1,797)	1,043	(2,116)
Deferred tax assets	(91)	(779)	51
Accounts payable	4,895	1,607	1,458
Deferred revenue	1,508	3,137	1,028
Accrued expenses and other current liabilities	2,969	7,419	3,395
Income tax payable	251	1,368	4,242
Amounts due to related parties	846	(899)	(86)
Deferred tax liabilities	(492)	(862)	(655)

Net cash provided by (used in) operating activities	1,499	(463)	9,937

Cash flows from investing activities:
Purchase of property and equipment	(11,662)	(44,312)	(20,560)
Purchase of intangible assets	—	(107)	—
Deferred and contingent consideration paid for business acquisitions (i)	(3,793)	(5,022)	(2,155)
Proceeds from sales of long term investment	—	270	2,413
Payments for long term investments	(18)	(12,036)	(1,532)
Proceeds from deconsolidation of Wuxi iCarnegie (net of cash in Wuxi iCarnegie of $488)	176	—	—
Consideration paid for acquiring of noncontrolling interest	(30)	—	(9)
Restricted cash	(1,683)	1,374	(7,161)

Net cash used in investing activities	(17,010)	(59,833)	(29,004)

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Proceeds from issuance of convertible notes, net of issuance cost of $367, nil and nil, for the year ended December 31, 2010, 2011 and 2012, respectively	8,633	—	—
Proceeds from issuance of ordinary shares during IPO	127,686	—	—
Payment of offering cost in connection with the issuance of ordinary shares	(2,580)	(1,485)	—
Proceeds from exercise of options	29	4,031	1,874
Proceeds from sale of ordinary shares	445	211	—
Proceeds from short term borrowings	40,772	14,941	53,486
Payment of short term borrowings	(32,498)	(37,627)	(15,199)
Deferred and contingent consideration paid for business acquisitions (i)	(891)	(2,184)	(5,677)
Capital contribution from noncontrolling interest shareholder	242	350	436
Payment for the investment by a subsidiary in parent company	(2,000)	—	—

Net cash provided by (used in) financing activities	139,838	(21,763)	34,920

Effect of exchange rate changes	1,615	2,175	(452)

Net increase (decrease) in cash	125,942	(79,884)	15,401
Cash at beginning of year	55,138	181,080	101,196

Cash at end of year	$181,080	$101,196	$116,597

Supplemental disclosure of cash flow information:
Income taxes paid	$359	$235	$749
Interest paid	$1,337	$889	$1,885
Supplemental schedule of non-cash activities:
Conversion of preference shares to ordinary shares	$54,745	$—	$—
Conversion of convertible notes to ordinary shares	$20,928	$27,237	$—
Accrued offering cost	$1,661	$—	$—
Settlement of contingent consideration of acquisition of MDCL by shares (Note 3)	$131	$—	$—
Capital contribution in the form of software copyright from noncontrolling interest shareholder of Guodian (Note 9)	$586	$—	$—

(i)	Deferred and contingent considerations relating to business acquisitions which were paid within three months or less from the acquisition date were included in the investing activities; payments made after three months from the acquisition date were included in the financing activities.

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Currently, the Group conducts its business primarily through the following subsidiaries:

•

iSoftStone WFOE, which is a primary operating entity and hosts the Group’s headquarters in Beijing, China. iSoftStone WFOE operates China-based delivery platform and holds China-based subsidiaries, mainly including: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou and iSoftstone Technology Service Company Limited in Wuhan.

•	iSoftStone Inc., the Company’s wholly owned subsidiary incorporated in the State of Delaware, United States.

•	iSoftStone Japan Limited, the Company’s wholly owned subsidiary incorporated in Japan.

The Group completed a number of acquisitions in the years presented:

•	In October 2010, the Group acquired Ascend Technologies, Inc. (“Ascend”).

•	In November 2010, the Group acquired Shanghai Kangshi Information System Co., Ltd. (“Shanghai Kangshi”).

•	In January 2011, the Group acquired iHealthStone Co., Limited (“iHealthStone”).

•	In July 2011, the Group acquired Adventier Consulting Group, Inc. (“Adventier”).

•	In April 2012, the Group acquired the power distribution solution business of Nanjing Jiangchen Science & Technology Co., LTD. (“Jiangchen”).

•	In June 2012, the Group acquired Abovenet International Inc. (“Abovenet”).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – (Continued)

As of December 31, 2012, the Group’s subsidiaries and VIE were as follows:

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership
Subsidiaries
iSoftStone Information Technology (Group) Company Limited (“iSoftStone WFOE”)	November 4, 2005	PRC	100%
iSoftStone Korea Inc. (“iSoftStone Korea”)	April 20, 2006	Korea	100%
iSoftStone Japan Limited (“iSoftStone Japan”)	August 31, 2006	Japan	100%
iSoftStone Information Technology Company Limited ( “iSoftStone Tianjin”)	December 6, 2006	PRC	100%
iSoftStone Information System Service Company Limited ( “iSoftStone Wuxi”)	December 12, 2006	PRC	100%
iSoftStone Inc.	July 18, 2007	USA	100%
Tianjin Saisi Information Technology Company Limited (“Saisi”)	August 24, 2007	PRC	100%
Beijing iSoftStone Data Technology Service Company Limited (“iSoftStone Data”)	May 23, 2008	PRC	100%
iSoftStone Hong Kong Limited ( “iSoftStone HK”)	October 15, 2008	Hong Kong	100%
Guangzhou iSoftStone Information Technology Company Limited ( “iSoftStone Guangzhou”)	February 17, 2009	PRC	100%
Beijing Guodian Ruantong Technology Company Limited (“Guodian”)	December 28, 2009	PRC	87%
Nanjing iSoftStone Information Technology Company Limited (“iSoftStone Nanjing”)	June 22, 2010	PRC	100%
iSoftStone Information Technology Group (Dalian) Company Limited (“iSS-Dalian”)	July 30, 2010	PRC	100%
Hangzhou iSoftStone Information Services Company Limited ( “iSoftStone Hangzhou”)	August 16, 2010	PRC	100%
Shanghai Kangshi Information System Company Limited ( “Shanghai Kangshi”)	November 10, 2010	PRC	100%
Beijing iSoftStone Jiewen Information Technology Company Limited (“Jiewen”)	November 12, 2010	PRC	67%
iHealthStone Co., Limited (“iHealthStone”)	January 21, 2011	PRC	100%
iSoftStone Information Technology Group Chengdu Technology Company Limited (“iSS-Chengdu”)	January 21, 2011	PRC	100%
Xi’an iSoftStone Information Technology Company Limited (“TJ-Xian”)	March 23, 2011	PRC	100%
Shenzhen iSoftStone Technology Company Limited (“iSS-Shenzhen”)	April 27, 2011	PRC	100%
Zhenjiang iSoftStone Information Technology Company Limited (“WX-Zhenjiang”)	May 18, 2011	PRC	100%
iSoftStone Information Technology (Dalian) Company Limited (“iSoftStone Dalian”)	May 31, 2011	PRC	100%
Tianjin Intime Information Technology Company Limited (“Tianjin Intime”)	June 21, 2011	PRC	100%
iSoftStone Limited (“iSS-UK”)	June 24, 2011	UK	100%
iSoftStone UG (“iSS-Germany”)	June 28, 2011	Germany	100%
iSoftStone Information Technology Group (Wuhan) Company Limited (“iSS-Wuhan”)	July 13, 2011	PRC	100%

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – (Continued)

iSYS Information Technology Co., Ltd. (“iSS-iSYS”)	July 14, 2011	PRC	65%
iSoftStone Information System Service Yancheng Company Limited (“WX-Yancheng”)	September 30, 2011	PRC	100%
iSoftStone LLC (“iSS-LLC”)	November 2, 2011	USA	100%
Shenzhen iSoftStone Information Technology Company Limited (“SZ- Information”)	February 21, 2012	PRC	60%
Suzhou iSoftStone Information Technology Company Limited (“SZ-Suzhou”)	March 21, 2012	PRC	60%
Beijing Guodian Ruantong Jiangsu Technology Company Limited (“GD-Nanjing”)	April 23, 2012	PRC	87%
iSoftStone Technology Corporation (“iSoftStone-Canada”)	June 15, 2012	Canada	100%
Abovenet International Inc. (“Abovenet”)	June 23, 2012	Canada	100%
Liaoyuan iSoftStone Information Technology Company Limited (“DL WFOE-Liaoyuan”)	June 27, 2012	PRC	100%
Shanghai iSoftStone Industrial Company Limited (“WX-Shanghai”)	June 29, 2012	PRC	100%
iSoftStone Technology Service Company Limited (“iSST”)	September 7, 2012	PRC	100%
Tianjin iSoftStone Technology Service Company Limited (“iSST-Tianjin”)	September 26, 2012	PRC	100%
Nanjing iSoftStone Technology Service Company Limited (“iSST-Nanjing”)	September 27, 2012	PRC	100%
iSoftStone Technology Service Wuxi Company Limited (“iSST-Wuxi”)	September 29, 2012	PRC	100%
Xi’an iSoftStone Technology Service Company Limited (“iSST-Xi’an”)	October 15, 2012	PRC	100%
Foshan iSoftStone Information Technology Company Limited (“GZ-Foshan”)	October 29, 2012	PRC	100%
iSoftStone Technology Development (Yancheng) Company Limited (“iSoftStone-Yancheng”)	November 12, 2012	PRC	100%

Variable Interest Entity
Beijing iSoftStone Technologies Limited ( “Beijing iSoftStone”)	November 18, 2005	PRC	100%

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Exclusive Technology Consulting and Management Service Agreement: Pursuant to the exclusive technology consulting and management service agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to provide exclusive technology consulting and management service to Beijing iSoftStone for service fees equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE. The exclusive technology consulting and management service agreement is currently effective and has a term of three years from its signing date and is renewable for an unlimited number of times for three years unless terminated upon written agreement by the parties.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Variable interest entity – (Continued)

Trademark and Software Licensing Agreement: Pursuant to the trademark and software licensing agreement between iSoftStone WFOE and Beijing iSoftStone, iSoftStone WFOE agreed to license its trademarks, software copyrights and domain names to Beijing iSoftStone on a non-exclusive basis. Beijing iSoftStone would pay licensing fees in a lump sum equal to the revenue realizable under the business contracts of Beijing iSoftStone that are not subcontracted to iSoftStone WFOE and that are not otherwise paid to iSoftStone WFOE pursuant to the aforesaid exclusive technology consulting and management service agreement. The trademark and software licensing agreement is currently effective and has a term of three years from its signing date and is renewable for an unlimited number of times for three years unless terminated upon written agreement by the parties.

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

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2011	2012
Total current assets	$126	$136

Total assets	126	136

Total current liabilities	(60)	(61)

Total liabilities	$(60)	$(61)

	Years ended December 31,
	2010	2011	2012
Net revenues	$123	$30	$9
Net loss	$(15)	$(142)	$(109)

	Years ended December 31,
	2010	2011	2012
Net cash provided by (used in) operating activities	$131	$(37)	$(2)
Net cash used in investing activities	$—	$—	$—
Net cash provided by financing activities	$—	$—	$—

No assets of the VIE are collateral for VIE’s obligations. There are no restrictions on the use of the VIE’s assets to settle the Company’s obligations. As of December 31, 2011 and 2012, none of the VIE’s liabilities have recourse to the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Long-term investments have been written down to their fair value, as discussed in Note 6.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group had estimated the fair value as of the date of acquisition before the Company’s shares became publicly traded.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date, and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Acquired intangible assets with finite lives

The Group measured the fair value of the purchased intangible assets arising from acquisitions using the “cost,” “income approach-excess earnings” and “with & without” valuation method. In performing the purchase price allocation, the Group considered, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

Customer base and part of software copyright is amortized using the estimated attrition pattern of the acquired intangible assets. The weighted average amortization period in total is 4.5 years. Contract backlog, non-compete agreements and trademark are amortized using the straight-line method over the following estimated economic lives:

Customer base	1.8 – 6 years
Contract backlog	0.3 – 1.3 years
Non-compete agreements	3 – 5 years
Trademark	4.4 years
Software copyright	1 – 5 years

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Impairment of long-lived assets with finite lives

The Group evaluates its long-lived assets or asset group including intangibles with definite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows.

There were no impairment losses during the years ended December 31, 2010, 2011 and 2012.

Goodwill and impairment of goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group adopted this pronouncement in 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized no impairment loss on goodwill in 2010, 2011 and 2012.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Group is reimbursed for actual hours incurred at negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. Net revenues recognized for time-and-expense basis contracts totaled $79,366, $107,261 and $142,474 for the years ended December 31, 2010, 2011 and 2012, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue recognition – (Continued)

Fixed-price basis contracts

Revenues from fixed-price basis contracts require the Group to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. The Group recognizes cost of revenues for labor and other costs on actual basis with no deferral of project costs. The Group believes it can reasonably estimate the service hours expected to be incurred on each project and there is no retention provisions based on the Group’s historic experience. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Net revenues recognized for fixed-price basis contracts totaled $115,835, $172,695 and $235,877 for the years ended December 31, 2010, 2011 and 2012, respectively.

Volume basis contracts

For volume basis contracts, the Group recognizes service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process. Net revenues recognized for volume basis contracts totaled $1,774, $3,461 and $2,793 for the years ended December 31, 2010, 2011 and 2012, respectively.

Business tax and value added taxes

The Group’s PRC subsidiaries are subject to business tax at rate of 5% and related surcharges of total revenues for certain type of contracts. Certain services contracts are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued circulars No. 110 and No. 111 regarding the pilot collection of VAT in lieu of business tax in certain industries in Shanghai. In July 2012, China’s State Council that the VAT reform pilot program in Shanghai will be expanded to eight provinces/cities. The Ministry of Finance and the State Administration of Taxation jointly issued a circular No. 71 in July 2012 that formally sets out the timetable for, and scope of, the expanded program. Such VAT pilot program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Effective from January 1, 2012, Shanghai Kangshi became subject to VAT at the rate of 6%, on certain service revenues which were previously subject to business tax. From September 1 to December 31 2012, WOFE, iSoftstone Wuxi, iSoftstone Guangzhou, iSoftstone Tianjin and WX-Shanghai also became subject to the VAT at the rate of 6% on certain service revenues which were previously subject to business tax.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. VAT rebates are recorded as revenue when the Group pays the relevant VAT and properly files the rebate application to tax authority when the related rebates become receivable. The Group has recorded $240, $77 and $16 of VAT rebate in revenue for the years ended December 31, 2010, 2011 and 2012, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Government subsidies

Government subsidies include amounts granted by local government authorities to encourage the employment of new college graduates and other purposes. Government subsidies are recorded as receivables when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies, when historically the expenses that the subsidies intended to compensate normally have incurred by the Company. Subsidies to encourage employment of new college graduates are recognized in the statement of operations as deductions to the cost of revenues and related expenses, primarily costs of revenues. Subsidies for other purposes are recognized as other operating income because the subsidies are not intended to compensate for specific expenditure. For the years ended December 31, 2010, 2011 and 2012, the Group recognized government subsidies as a reduction to costs of revenues of $6,133, $9,277 and $13,845, respectively, as a reduction to operating expenses of $1,569, $3,054 and $3,192, respectively, and as other operating income of $3,269, $1,840 and $1,110, respectively.

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

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC, Japan, Hong Kong, Taiwan, Korea, Canada and the United States are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), Hong Kong Dollars (“HK$”), Taiwan Dollars (“NT$”), Korea Won (“WON”), Canadian Dollars (“CAD”) and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

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

The Group’s entities with functional currency of RMB, Yen, HK$, NT$, WON and CAD translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency, based on the exchange rates quoted by the Federal Reserve Bank of New York. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of the other comprehensive income.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in our Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income (net of tax) at fiscal 2011 and fiscal 2012 year-ends are substantially comprised of accumulated foreign currency translation adjustments.

Share-based compensation

The Group grants share options to its employees for retention and incentive purposes. The value of the share options is measured based on the fair value on the grant date. The Group recognizes compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period, which is generally the vesting period of the award in accordance with the graded vesting schedule. The amount of compensation expenses recognized for any period is not less than the portion of the fair value of the options vested during that period. The estimate of forfeiture rate is adjusted over the requisite service period to the extent that actual forfeiture rate differs, or are expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative true-up adjustment in the period of change and will impact the amount of share-based compensation expense to be recognized in future periods.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand. The Group’s cash balances in RMB as of December 31, 2010, 2011 and 2012 were RMB350,501,290, RMB473,192,669 and RMB531,962,381 respectively.

During the periods, the Group incurred foreign currency risk mainly on sales denominated in US$, and Japanese Yen. The Group did not enter into any foreign exchange forward contracts to hedge against exchange rate fluctuations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and accounts receivable.

The Group places its cash with financial institutions with high credit ratings and quality.

The Group has relatively high concentration of revenues with certain clients. Clients accounting for 10% or more of total net revenues are as follows:

	For the year ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%
Client A	$48,670	25	$65,406	23	$98,774	26

Client B	$24,739	13	$24,907	9	$30,432	8

Clients accounting for 10% or more of accounts receivable are as follows:

	As of December 31,
	2011		2012
	Amount	%	Amount	%
Client A	$45,131	30	$59,734	30

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur. The Group’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Newly adopted accounting pronouncements

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group has adopted this guidance on January 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Newly adopted accounting pronouncements – (Continued)

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the Group’s consolidated financial statements for their annual impairment test.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

An additional cash consideration, based on the performance of the acquired business in 2007 and 2008 was subsequently determined to be $1,107, which was paid in 2009. The additional consideration was recorded as an addition to the goodwill in 2009.

The Group is also obligated to pay additional performance-based cash consideration at twice the audited net income of the acquired business for the period from July 1, 2007 to June 30, 2010, plus $134 and less previously paid cash consideration of $1,886. In October 2010, the Group entered into a settlement agreement with the selling shareholders and fixed the additional cash consideration at $674, of which, $629 and $45 were paid in December 2010 and August 2011, and was recorded as an addition to the goodwill in 2010 and 2011.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force, and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(b) Acquisition of business of Star

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(c) Acquisition of business of MDCL

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(d) Acquisition of Ascend

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

Pursuant to the purchase agreement, the contingent consideration in cash was determined at $3,394 based on performance of the acquired business for the period from October 1, 2010 to September 30, 2011. Compared to the initial estimated contingent consideration of $310, the increase of $2,966 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2011. Out of the total contingent consideration of $3,394, $1,697 was paid in December 2011 and $1,697 was paid in 2012.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(e) Acquisition of Shanghai Kangshi

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

As of December 31, 2011 and 2012, the fair value of the contingent consideration was determined as nil based on the performance of the acquired business for each of the year 2011 and 2012. The increase in fair value of contingent consideration receivable of $167 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2011. There was $2,620 and $1,440 cash consideration paid in 2011 and 2012, respectively and the balance of cash consideration payable as of December 31, 2012 was $565 which is to be paid in 2013.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(f) Acquisition of Adventier

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

Pursuant to the purchase agreement, the estimate of contingent cash consideration was updated to $4,130 in 2011. The increase of the fair value of contingent consideration payable of $1,838 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2011.

By the end of March 31, 2012, the contingent consideration of $4,130 was determined to be $4,451 according to the actual performance in 2011. The increase in the fair value of contingent consideration payable of $460 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2012. Out of the contingent consideration of $4,451, $2,540 was paid in 2012 and as of December 31 2012 the remaining $1,911 was recorded at its present value of $1,833 as deferred consideration payable, which is to be paid in 2013 and 2014.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(g) Acquisition of Jiangchen

On April 1, 2012, the Group acquired Nanjing Jiangchen Science &Technology Co., Ltd.’s power distribution solution business to broaden the Group’s existing electric power generation IT services business.

The consideration consists of an initial cash consideration of $1,390, which was paid in June 2012. In addition, the transaction also contains a contingent cash consideration arrangement based primarily on performance of the acquired business for the period from April 1, 2012 to March 31, 2013 at the maximum of $3,970. The contingent consideration was estimated to be $1,811 by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

Cash consideration	$1,390
Contingent consideration	1,811

Total consideration	$3,201

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Intangible assets acquired:
Customer base	$1,572	6.0 years
Contract backlog	302	1.25 years
Non-compete agreement	32	3.0 years
Non-current assets	63
Goodwill	1,536
Deferred tax liabilities	(304)

Total consideration	$3,201

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

From the date of acquisition to December 31, 2012, the increase in the fair value of contingent consideration payable of $155 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2012. As of December 31 2012, $1,987 was recorded as deferred consideration payable, which is to be paid from 2013 to 2015.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3. ACQUISITIONS – (Continued)

(h) Acquisition of Abovenet

On June 23, 2012, the Group acquired 100% equity interest of Abovenet, which has headquarter in Ontario, Canada to further strengthen the Group’s strategy and capabilities in business intelligence and big data business.

The consideration consists of an initial cash consideration of $929, which was paid in 2012. In addition, the transaction also contains a contingent cash consideration arrangement based primarily on performance of the acquired business for the period from January 1, 2012 to December 31, 2012 at the maximum of $3,113. The contingent consideration was estimated to be $907 by the Group with the assistance of American Appraisal China Limited, an independent valuation firm as follows:

Cash consideration	$929
Contingent consideration	907

Total consideration	$1,836

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives
Net tangible assets:
Cash	$278
Current assets	440
Current liabilities	(439)
Intangible assets acquired:
Customer base	550	5.5 years
Contract backlog	128	0.5 years
Non-compete agreement	265	5.0 years
Non-current asset	4
Goodwill	714
Deferred tax liabilities	(104)

Total consideration	$1,836

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Pursuant to the purchase agreement, the contingent consideration of $1,412 in cash was determined based on the actual performance of the acquired business in 2012, which is to be paid from 2013 to 2015. The increase in the fair value of contingent consideration payable of $387 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2012.

(i) Other acquisitions

The Group made insignificant acquisitions for cash consideration of $306 and $334, restricted share units with fair value of nil and $80, for the year ended December 31, 2011 and 2012, respectively.

No goodwill recognized in those transactions. The Group’s consolidated Financial Statements includes the operating results of each business acquisition from the date of acquisitions.

The Group believed these above acquisitions did not have a significant impact on the financial position and operating results of the Group. Therefore, no pro forma financial information was presented.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

	For the year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)
Pro forma net revenue	$145,729	$204,054
Pro forma net loss attributable to ordinary shareholders of iSoftStone Holdings Limited	$(729)	$(7,479)
Pro forma net loss per ordinary share—basic	$(0.01)	$(0.05)
Pro forma net loss per ordinary share—diluted	$(0.01)	$(0.05)

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2010 and 2011 assuming that the acquisition of Adventier and other insignificant acquistions which were completed in 2011, occurred as of January 1, 2010 and 2011, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)
Pro forma net revenue	$199,407	$286,974
Pro forma net income (loss) attributable to ordinary shareholders of iSoftStone Holdings Limited	$(3,145)	$19,704
Pro forma net income (loss) per ordinary share—basic	$(0.02)	$0.04
Pro forma net income (loss) per ordinary share—diluted	$(0.02)	$0.03

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2011 and 2012 assuming that the acquisitions of Abovenet and Jiangchen which were completed in 2012, occurred as of January 1, 2011 and 2012, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Pro forma net revenue	$287,300	$382,435
Pro forma net income attributable to ordinary shareholders of iSoftStone Holdings Limited	$19,113	$21,959
Pro forma net income per ordinary share—basic	$0.03	$0.04
Pro forma net income per ordinary share—diluted	$0.03	$0.04

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2011	2012
Billed accounts receivable	$52,119	$52,334
Unbilled accounts receivable	104,763	151,521
Less: Allowance for doubtful accounts	(4,219)	(1,653)

Total accounts receivable	$152,663	$202,202

Unbilled accounts receivable represents revenue that has been recognized in advance of billing. The Group generally uses the proportional performance method to recognize revenue from fixed-price basis contracts. Under this accounting method, revenue may be recognized in advance of billing the customer, which results in the recording of accounts receivable, unbilled. Once the Group meets the billing criteria under such contract, it bills the customer and reclassifies the unbilled accounts receivable to billed accounts receivable. Billing requirements vary by contract, but are generally structured around completion of certain implementation milestones or the completion of the project.

As of December 31, 2011 and 2012, billed accounts receivable with a carrying value of $10,833 and $10,919 respectively were pledged as collateral, for short term bank loans. The bank loans will expire at December 31, 2013.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2010	2011	2012
Balance at beginning of year	$423	$2,320	$4,219
Charge to expenses	2,515	2,438	209
Write-offs	(688)	(727)	(2,769)
Exchange rate differences	70	188	(6)

Balance at end of year	$2,320	$4,219	$1,653

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December, 31
	2011	2012
Contracts in progress (i)	$7,267	$5,815
Government subsidies receivable (ii)	1,841	1,205
Advance to employees (iii)	1,718	1,100
Advance to suppliers	873	870
Rental deposits	1,305	907
Prepaid rental and renovation & other prepaid expenses (iv)	342	2,107
Receivable from MDCL (v)	2,409	—
Other operating receivable	1,774	867
Others	1,465	1,148

Total	$18,994	$14,019

(i)	Contracts in progress comprise:

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

•	the cost of providing services as requested by certain significant and recurring customers in advance of a formal works contract or purchase order being received.
(ii)	Government subsidies receivable represented employment incentive subsidies that are recorded when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies. The balance as of December 31, 2012 was subsequently received by February 2013.
(iii)	Advances to employees represented cash advances to employees for business operations and are recognized as operating expenses when incurred.
(iv)	Prepaid rental and renovation mainly represented renovation cost for office buildings.
(v)	In April 2011, the Group entered into an agreement to acquire 19.9% equity interest in MDCL and paid $2,409 as part of the consideration in June 2011. The Group terminated the agreement subsequently in 2011 and collected $2,409 from MDCL in 2012.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6. LONG TERM INVESTMENTS

	As of December 31,
	2011	2012
Equity method:
iSoftStone Technologies Co., Ltd. (i)	$32	$36
Hubei Shenke Information Technology Company Limited (ii)	41	10
Chengdu Medicine & Health Network Management Company Limited (iii)	7,690	5,909
Dalian iSoftStone iCarnegie Information Technology Company Limited (iv)	30	17
Wuxi iSoftStone IoT Innovation Application Technology Company Limited (v)	28	—
Guangdong IoT iSoftStone Information Technology Company Limited (vi)	—	1,175
JT Information Services Company Limited (vii)	—	102
Wuxi iCarnegie Enterprise Management Company Limited and its subsidiary, Wuxi iCarnegie Training School (viii)	—	—
Cost method:
Dynomedia, Inc. (ix)	1,530	1,530

Total	$9,351	$8,779

(i)	In August 2006, iSoftStone Japan and other third party investors set up iSoftStone Technologies Co., Ltd., a Japan-based company providing IT outsourcing services to multinational financial institutions, with a total cash capital contribution of $100. iSoftStone Japan holds 32.25% interest in iSoftStone Technologies Co., Ltd., and accounts for the investment using equity method. The Group recognized share of loss in iSoftStone Technologies Co., Ltd. of $9, $3 and $14 during the years ended December 31, 2010, 2011 and 2012, respectively.
(ii)	In June 2010, iSoftStone Tianjin invested $18 in Hubei Shenke Information Technology Company Limited (“Shenke”) for a 20% equity interest with other three shareholders. In May 2011, the Group injected additional capital of $48 to Shenke. In August 2012, Shenke reduced its registered capital and one of the other three shareholders quitted from the company, and as a result the percentage of equity interest held by iSoftStone Tianjin increased to 23.08%. As the Group has the ability to exercise significant influence over the operating and financial decisions of Shenke, the Group has adopted the equity method to account for its investment in Shenke. The Group recognized share of loss in Shenke of $4, $21 and $31 during the year ended December 31, 2010, 2011and 2012, respectively.
(iii)	In September 2011, iSoftStone WOFE and Chengdu Investment Holding Group Ltd., a government investment group, jointly established Chengdu Medicine & Health Network Management Company Limited (“Chengdu-Medical”) in Chengdu to design, build, and operate a healthcare data exchange network. The Group invested $7,785 to hold 49% of the equity of Chengdu-Medical and accounts for the investment using equity method. In January 2012, the Group transferred 9.8% of its equity interest in Chengdu-Medical to an unrelated Chengdu company, for an exchange of certain intellectual property rights relating to cloud computing. After the completion of the exchange, the Group holds 39.2% equity interest in Chengdu-Medical. The Group recognized share of loss of $95 and $303 during the year ended December 31, 2011 and 2012, respectively.
(iv)	In October 2011, iSoftStone Dalian invested $32 to hold 20% of equity interest in setting up Dalian iSoftStone iCarnegie Information Technology Company Limited (“Dalian iCarnegie”) with other third party investors. The Group adopted equity method to account for the investment and recognized share of loss of $2 and $13 during the year ended December 31, 2011 and 2012, respectively.
(v)	In January 2011, iSoftStone Wuxi and other third party investors set up Wuxi iSoftStone IoT Innovation Application Technology Company Limited (“Wuxi IoT”), in which the Group invested $79 to hold 20% equity interest. As the Group has the ability to exercise significant influence over the operating and financial decisions, equity method is used to account for the investment. During the year ended December 31, 2011 and 2012, the Group recognized share of loss in Wuxi IoT of $51 and $28, respectively.
(vi)	In September 2012, iSoftStone WOFE and another two third party investors established Guangdong IoT iSoftStone Information Technology Company Limited (“iSS-Foshan”). The Group invested $1,429 to hold 49% of the equity of iSS-Foshan. As the Group has the ability to exercise significant influence over the operating and financial decisions, equity method is used to account for the investment. During the year ended December 31 2012, the Group recognized share of loss in iSS-Foshan at $200.
(vii)	In November 2012, iSoftStone HK invested $103 in JT Information Services Company Limited (“HK-JT”) for a 46% equity interest. As the Group has the ability to exercise significant influence over the operating and financial decisions of HK-JT, the Group has adopted the equity method to account for its investment in HK-JT. The Group recognized share of loss in HK-JT of $1 during the year ended December 31 2012.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6. LONG TERM INVESTMENTS – (Continued)

(viii)	In August 2010, iSoftStone Wuxi sold 45% of its equity interest in Wuxi iCarnegie Enterprise Management Company Limited and its subsidiary, Wuxi iCarnegie Training School (“Wuxi iCarnegie”) to a third party investor at a cash consideration of $664. After the completion of the sale, the Group holds 20% equity interest in Wuxi iCarnegie. As a result, the Group has deconsolidated Wuxi iCarnegie from the date of disposal. As the Group continues to have the ability to exercise significant influence over the operating and financial decisions of Wuxi iCarnegie, the Group has adopted the equity method to account for its investment in Wuxi iCarnegie. The gain on deconsolidation of Wuxi iCarnegie is computed as follows:

Amounts
Fair value of consideration received (cash proceeds)	$664
Fair value of retained noncontrolling interest in Wuxi iCarnegie	288
Carrying value of noncontrolling interest in Wuxi iCarnegie	(67)
Carrying value of Wuxi iCarnegie at the date of disposal	194

Gain on deconsolidation of Wuxi iCarnegie	$1,079

The initial carrying amount the equity method investment as of the date of deconsolidation was $288. From the date of deconsolidation to December 31, 2010, the Group recognized share of loss in Wuxi iCarnegie at $202, together with the impact of exchange loss amount of $4, resulted in a carrying amount of $82 as of December 31, 2010. In April 2011, the Group injected additional capital of $311 to Wuxi iCarnegie. During the year ended December 31, 2011 and 2012, the Group recognized share of loss in Wuxi iCarnegie of $393 and nil, respectively.
(ix)	In June 2011, iSoftStone Holding invested a total of $1,530 to acquire 23.4% of total equity in the form of series B preferred shares of Dynomedia to expand its service lines to e-Publishing market for both domestic Chinese and global clients. The Group determined and applied the cost method to account for the investment as the investment in preferred shares is not in-substance common stock.

The management has performed the impairment analysis on these investments and determined that there was no impairment on such investments as of December 31, 2011 and 2012.

The summarized financial information of the equity method investments as shown in their financial statements as of and for the years ended December 31 was as follows:

	As of December 31,
	2011	2012
Total assets	$21,407	$29,154
Total liabilities	$(7,306)	$(14,450)

	For the year ended December 31,
	2010	2011	2012
Net revenues	$2,023	$6,160	$1,623
Gross profits	$82	$1,354	$1,439
Net loss	$(1,087)	$(2,660)	$(3,413)

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2011	2012
Buildings	$32,178	$32,507
Computers and software	21,426	30,140
Furniture and office equipment	5,087	6,853
Leasehold improvements	15,089	24,225
Motor vehicles	309	454

	74,089	94,179
Less: Accumulated depreciation and amortization	(18,298)	(26,411)

Property and equipment, net	$55,791	$67,768

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $4,674, $7,012 and $9,168, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

8. LAND USE RIGHTS, NET

	As of December 31,
	2011	2012
Land use rights	$3,273	$3,306
Less: accumulated amortization	(30)	(102)
Exchange differences	(1)	(2)

Land use rights, net	$3,242	$3,202

In 2011, the Group acquired a land use rights in Wuxi, China, with the total payment of $3,273. The land use right was record at cost less accumulated amortization using a straight-line basis over the remaining 45-year term of the land use right certification.

Future amortization expense is US$72 per year for each of the next five years through December 31, 2017 and after.

9. INTANGIBLE ASSETS

The intangible assets and their accumulated amortization were as follows:

	As of December 31,
	2011	2012
Intangible assets subject to amortization:
Customer base	$12,156	$14,360
Contract backlog	1,942	2,462
Non-compete agreements	738	1,158
Software copyright	925	2,552
Trademark	4	4

	15,765	20,536

Less: Accumulated amortization
Customer base	(8,688)	(10,864)
Contract backlog	(1,827)	(2,319)
Non-compete agreements	(205)	(398)
Software copyright	(356)	(1,008)
Trademark	(1)	(2)

	(11,077)	(14,591)

Intangible assets, net	$4,688	$5,945

Amortization expenses were $1,965, $3,432 and $3,448 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group expects to record amortization expenses of $2,820, $1,511, $936, $457 and $191 for each of the year 2013, 2014, 2015, 2016 and 2017, respectively.

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

The Group did not incur costs to renew or extend the term of acquired intangible assets during any of the periods presented.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

10. GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2010, 2011 and 2012, consisted of the following:

	China	Japan	U.S. and Canada	Total
Balance, as of January 1, 2011	$8,835	$195	$10,341	$19,371
Acquisition of iHealthStone (Note 3)	451	—	—	451
Acquisition of Adventier (Note 3)	—	—	4,287	4,287
Settlement of contingent consideration for the acquisition of Wuxi Huayang (Note 3)	45	—	—	45
Foreign exchange differences	434	9	—	443

Balance, as of December 31, 2011	$9,765	$204	$14,628	$24,597
Acquisition of Abovenet (Note 3)	—	—	714	714
Acquisition of Jiangchen (Note 3)	1,536	—	—	1,536
Foreign exchange differences	116	2	18	136

Balance, as of December 31, 2012	$11,417	$206	$15,360	$26,983

The Group performed its annual goodwill impairment tests on December 31 of each year. In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting unit. Accordingly, it adopted a discounted cashflow (“DCF”) method under the income approach, which considered a number of factors that include expected future cash flows, growth rates and discount rates and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions were inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Group incorporated the use of projected financial information and a discount rate that was developed using market participant based assumptions. The cash flow projections were based on six-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. The discount rates selected were 21%, 21.5% and 23% for China, Japan and U.S. respectively with the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit.

The Group evaluated the situation as of December 31, 2011 and 2012 based on the performance results and future operation projections with the assistance of American Appraisal China Limited, an independent valuation firm and concluded that there was no goodwill impairment as of December 31, 2011 and 2012.

Based on impairment test performed, no impairment of goodwill was recorded during the years ended December 31, 2010, 2011 and 2012, respectively.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2011	2012
Employee payroll and welfare payable	$16,686	$18,931
Other taxes payable (i)	2,344	4,036
Accrued reimbursable operating costs (ii)	3,185	3,951
Accrued rental	1,677	1,192
Accrued professional fee	1,760	2,694
Payable for purchase of property and equipment	2,680	831
Other payable	3,040	1,204

Total	$31,372	$32,839

(i):	Other taxes payable included payable of VAT, business tax, and withholding individual income tax.
(ii):	Accrued reimbursable operating costs represent the outstanding amounts claimed by employees for business operations.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12. SHORT TERM BORROWINGS

	As of December 31,
	2011	2012
Bank borrowings	$15,094	$54,012

The balance as of December 31, 2011 represented short term bank loans from various domestic commercial banks with fixed or floating interest rates ranging from 7.22% to 7.88% per annum. Out of the $15,094 balance, $8,739 was without any collateral, and the remaining $6,355 were guaranteed by a director of the Company and pledged with accounts receivable of iSoftStone WOFE.

The balance as of December 31, 2012 represented short term bank loans from various domestic commercial banks with fixed or floating interest rates ranging from 6.00% to 7.22% per annum. Out of the $54,012 balance, $31,540 were without any collateral, and the remaining $22,472 were guaranteed by a director of the Company and pledged with accounts receivable of iSoftStone WOFE and iSoftStone Wuxi.

As of December 31, 2012, the Company had short-term credit facilities totaling $84,127 expiring at various days before December 2013. Out of the total credit facilities, $54,012 was utilized for bank borrowings and unused facilities were $30,115.

13. INCOME TAXES

The current and deferred components of income tax (benefit) expense were as follows:

	For the year ended December 31,
	2010	2011	2012
Current
—PRC	$289	$808	$3,865
—Others	174	1,151	1,112

—Total current income taxes	463	1,959	4,977

Deferred
—PRC	(349)	(983)	(122)
—Others	(402)	(657)	(485)

—Total deferred income taxes	(751)	(1,640)	(607)

Total income tax (benefit) expense	$(288)	$319	$4,370

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to taxation in its country of incorporation.

United States

iSoftStone Inc. and iSS-LLC are incorporated in the United States and are subject to the U.S. federal income taxes at gradual tax rates from 15% to 35%.

Germany

iSS-Germany is incorporated in Germany and is subject to Germany income taxes at 15%.

United Kingdom

iSS-UK is incorporated in United Kingdom and is subject to United Kingdom income taxes at gradual tax rates from 20% to 26%.

Canada

iSoftStone-Canada and Abovenet are incorporated in Canada and are subject to Canadian income taxes at gradual tax rates at 26.5%.

Japan

iSoftStone Japan is incorporated in Japan and is subject to Japanese income taxes around 42%.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

Korea

iSoftStone Korea is established in Korea and is subject to Korea income taxes at 10%, 13%, and 13% for the years ended December 31, 2010, 2011 and 2012, respectively.

Hong Kong

iSoftStone HK is established in Hong Kong and is subject to Hong Kong profit taxes at 16.5%.

Taiwan

iSoftStone Hong Kong Limited Taiwan Branch is established in Taiwan, and is subject to Taiwan income taxes at 17%.

PRC

The Group’s PRC entities are subject to the Enterprise Income Tax (“EIT”) Law effective on January 1, 2008 which adopted a uniform EIT rate of 25% for all PRC enterprises including foreign-invested enterprises. Under the law, an enterprise qualified as a high and new technology enterprise (“HNTE”) is entitled to a preferential income tax rate of 15%.

Various entities of the Group enjoyed certain preferential tax rates as follows:

iSoftStone WFOE was qualified as HNTE in 2008 and entitled to a three-year exemption starting from 2006 to 2008 followed by a reduced income tax rate of 7.5% for the subsequent three years from 2009 to 2011. iSoftStone WFOE has renewed its qualification certificate of HNTE in 2011 and is eligible to an income tax rate of 15% for the next three years from 2012. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three-year period. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $848 as of December 31, 2012, which would be an increase to the income tax benefit.

Shanghai Kangshi obtained the qualification certificate of HNTE and was eligible to enjoy a preferential tax rate of 15% as long as it maintain its qualification as a high-tech enterprise.

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

iSoftStone Guangzhou qualified as “software enterprise” and enjoyed two-year income tax exemptions starting from 2012 to 2013, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2014 to 2016.

iSS-Chengdu, iSS-Shenzhen, iSS-Wuhan, WX-Yancheng, SZ-Suzhou, iSST have qualified as “software enterprise”, and will enjoy two-year income tax exemption starting from their first profitable year, followed by a reduced income tax rate of 12.5% for the subsequent three years.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2012
Current deferred tax assets:
Accrued payroll	$2,666	$1,881
Provision for doubtful accounts	630	246
Net operating loss carry forwards	482	—
Less: Valuation allowance	(1,311)	(212)

Current deferred tax assets, net	2,467	1,915

Non-current deferred tax asset:
Net operating loss carry forwards	4,141	2,537
Less: Valuation allowance	(4,141)	(2,011)

Non-current deferred tax asset, net	—	526

Non-current deferred tax liabilities:
Intangible assets acquired	(1,158)	(937)

Net deferred tax liabilities, net	$(1,158)	$(937)

The Group had net operating losses of $19,690 and $14,537 from the Company’s subsidiaries and VIE as of December 31, 2011 and December 31, 2012, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2011 and 2012, the valuation allowance was $5,452 and $2,223, respectively, which were provided against deferred tax assets of certain subsidiaries. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

The net operating loss carry forwards for the Company’s subsidiaries other than Hong Kong as of December 31, 2012 will expire on various dates through 2022. For Hong Kong, the net operating loss will be carried forward indefinitely.

Reconciliation between the statutory PRC enterprise income tax rate of 25% to the effective tax rate is as follows:

	For the year ended December 31,
	2010	2011	2012
(Loss) income before provision of income tax	$(3,663)	$19,880	$27,089
Statutory tax rate in the PRC	25%	25%	25%
Income tax (benefit) expense at statutory tax rate	$(916)	$4,970	$6,772
Effect of income tax rate differences in jurisdictions other than the PRC	826	1,944	861
Effect of tax holidays and preferential tax rates	(6,466)	(10,603)	(2,619)
Permanent differences:
Research and development expenses super deduction	(144)	(112)	(362)
Shared-based compensation	2,136	2,333	2,780
Changes in fair value of convertible notes	2,107	(708)	—
Others	192	323	167
Changes in valuation allowances	1,977	2,172	(3,229)

Income tax (benefit) expense	$(288)	$319	$4,370

If the tax holidays including tax exemption and preferential tax rates granted to iSoftStone WFOE, iSoftStone Tianjin, iSoftStone Wuxi, iSoftStone Guangzhou, Guodian and Shanghai Kangshi were not available, provisions for income taxes and net income per share would have been as follows:

	For the year ended December 31,
	2010	2011	2012
Provision for income taxes expense	$6,178	$10,726	$6,989
Net (loss) income per share — basic	$(0.07)	$0.01	$0.03
Net (loss) income per share — diluted	$(0.07)	$0.01	$0.03

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES – (Continued)

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within the next 12 months from December 31, 2012.

Since January 1, 2007, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2007 to 2012 of the Group’s PRC subsidiaries and VIE remain subject to tax audits, at the tax authority’s discretion.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $81,219 at December 31, 2012 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax. Determination of the amount of any unrecognized deferred income tax liabilities on those earnings is not practicable.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

14. NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2010	2011		2012
Net (loss) income attributable to iSoftStone shareholders	$(3,182)	$18,845		$22,109

Less: Net (loss) income allocated to other participating securities:
Deemed dividend on series A convertible preference shares	(1,086)	N/A		N/A

Net loss allocated to series A convertible preference shares	(1,086)	N/A		N/A

Accretion on series B convertible redeemable preference shares	(2,585)	N/A		N/A

Net loss allocated to series B convertible redeemable preference shares	(2,585)	N/A		N/A

Net (loss) income attributable to iSoftStone shareholders allocated for computing net income per ordinary share-basic and diluted	$(6,853)	$18,845		$22,109

Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (i)	149,341,325	547,143,620		564,069,512

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	149,341,325 (ii)	592,082,213	(ii)	582,402,472	(ii)

Net (loss) income per ordinary share-basic	$(0.05)	$0.03		$0.04

Net (loss) income per ordinary share-diluted	$(0.05)	$0.03		$0.04

(i)	The calculation of weighted average number of shares used in computing basic net income per ordinary share included certain shares to be issued unconditionally. For year 2010, such shares included 500,000 ordinary shares to be issued unconditionally in connection with a 2006 acquisition, a weighted average number of 45,188 ordinary shares to be issued in connection with a 2010 acquisition and a weighted average number of 1,325,715 vested nonvested shares to be issued unconditionally (see Note 22). For year 2011, such shares included a weighted average number of 467,369 vested nonvested shares issued in 2011 and a weighted average number of 970,215 ordinary shares to be issued in connection with a 2010 acquisition (see Note 22). For year 2012, such shares included a weighted average number of 970,215 ordinary shares to be issued in connection with a 2010 acquisition (see Note 22).
(ii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities.

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

For the year 2012, an incremental weighted average number of 18,332,960 ordinary shares from the assumed exercise of share options and share units was included. 40,125,864 share options and share units were excluded as their effect was anti-dilutive.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

15. INVESTMENT BY A SUBSIDIARY IN PARENT COMPANY

In August 2010, the Group’s subsidiary, iSoftstone HK, purchased 2,500,000 and 2,500,000 ordinary shares from certain shareholders of the Company, Tekventure Limited and United Innovation (China) Limited, at the purchase price of $0.40 per share, respectively. The consideration was fully paid in October 2010. The ordinary shares of the Company held by the subsidiary are treated in a manner a kin to treasury shares as a contra-equity account.

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

In June 2011, the Group transferred 500,000 treasury shares to ordinary shares in connection with the acquisition of Dalian Zhendan Science and Technology Co., Ltd. (“Zhendan”), at the purchase price of $0.40 per share.

16. ORDINARY SHARES

As of January 1, 2010, there were 130,902,853 ordinary shares outstanding.

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

In 2012, 11,686,061 ordinary shares were issued in connection with the exercise of options and share units previously granted to employees under the Company’s share incentive plans (see Note 22).

In 2012, 161,478 ordinary shares were connected to forfeiture of restricted shares granted previously under the Company’s share incentive plans (see Note 22).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

17. SHARES TO BE ISSUED

The Group agreed to issue 970,215 ordinary shares in connection with the acquisition of Shanghai Kangshi (see Note 3) in 2010, and these shares remained unissued as of December 31, 2011 and 2012 due to legal and administrative reasons. The shares to be issued were recorded at the acquisition date at its fair value of $1.30 per share.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The return rate reset feature, which increases the redemption price of the Notes to give the Notes holders an annual rate of return of 18% rather than 10% if an IPO is completed before Initial Maturity Date or the Extended Maturity Date, were determined to be an embedded derivate and was bifurcated for measurement purposes and is presented on a combined basis with the Notes. The initial fair value of the embedded derivative was $1,706 as of December 23, 2009. And the fair value change from December 23, 2009 to December 31, 2009 was insignificant.

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

In December 2010, Notes at the principal amount of $18,000 were converted into 18,381,991 ordinary shares upon the IPO of the Company. For the remaining Notes at the principal amount of $20,000, the Note holders have the right to convert it into ordinary shares during the twelve months after the completion of an IPO. As a consequence, when the shares were readily convertible into cash upon the completion of the IPO, the conversion right met the definition of a derivative which required to be bifurcated for measurement purposes. As of December 14, 2010, the fair values of the conversion right and the debt host for the remaining Notes of $20,000 were $2,841 and $17,159, respectively. As of December 31, 2010, the fair values of the conversion right and the debt host were $8,904 and $20,511, respectively. The fair value of the conversion right was determined by the Group with the assistance of American Appraisal, and the fair value change from December 14, 2010 to December 31, 2010 was $6,063, and recorded as a loss in the consolidated statement of operations for the year ended December 31, 2010.

On March 3, 2011, Notes at the principal amount of $20,000 were converted into 20,406,720 ordinary shares. The fair value change from January 1, 2011 to March 3, 2011 was $2,832, and recorded as an income in the consolidated statement of operations for the year ended December 31, 2011. From January 1, 2011 to March 3, 2011, the Group incurred $654 interest expense relating to the Notes, of which $19 represented the amortization of the debt discount and $635 represented the coupon interest.

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

The total provisions for such employee benefits were $13,644, $20,188 and $26,687 for the years ended December 31, 2010, 2011 and 2012, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries. The appropriations to these reserves by the Group’s PRC (mainland) subsidiaries were $1,570, $3,961 and $1,795 for the years ended December 31, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2011 and 2012, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was $131,921 and $134,264, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Options to employees

During the years ended December 31, 2010, 2011 and 2012, the Company granted a total of 17,702,215, 10,250,672, and 6,642,000 share options to employees and directors at an exercise price of $0.65 per share, $0.50 to $1.98 per share and $0.41 per share, respectively.

Options to non-employees

The Company granted 3,978,000, 501,125 and 1,000,000 options to certain non-employees and independent directors for their services in 2010, 2011 and 2012, at an exercise price of $0.65 to $1.24 per share, $0.30 to $0.65 per share and $0.41 per share, respectively.

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

On December 13, 2012, the Group’s Compensation Committee approved to amend the terms of the exercise price for 8,910,750 stock options previously granted under the 2010 Plan on and after April 29, 2011 that was outstanding and held by individuals currently employed by the Group. The exercise price was set at the greater of (i) the per-share closing price of the Company’s ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ending on the date hereof. There was no change of the vesting provisions or the number of shares subject to any of the option awarded. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. The remeasurement resulted in a total incremental share-based compensation of $909, of which $330 was recognized in the year ended December 31, 2012 and the remaining is to be recognized ratably over the remaining vesting period of the award.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share options – (Continued)

The following table summarizes information regarding the share options granted:

Grant date	Options granted	Exercise price per option		Intrinsic value per option at the grant dates
December 15, 2006	11,116,500	$0.3		$—
April 1, 2007	8,445,500	0.3		—
April 1, 2008	11,382,303	0.3		—
December 20, 2008	9,131,962	0.3		—
September 1, 2009	590,000	0.5		—
December 23, 2009	26,160,702	0.5		—
August 1, 2010	16,347,380	0.65		—
September 15, 2010	4,932,835	0.65		0.48
November 19, 2010	400,000	1.24		—
April 29, 2011	492,500	0.43	(i)	—
June 27, 2011	9,218,172	0.43	(i)	—
June 27, 2011	1,125	0.3		1.06
October 7, 2011	500,000	0.65		—
November 11, 2011	400,000	0.43	(i)	—
November 22, 2011	90,000	0.43	(i)	—
December 31, 2011	50,000	0.5		0.38
December 13, 2012	7,642,000	0.41		—

Total	106,900,979

(i)	On December 13, 2012, the Group’s Compensation Committee approved to amend the terms of the exercise price for options previously granted. The exercise price was set at $0.43 which was the greater of (i) the per-share closing price of the Company’s ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ended on December 13, 2012.

	2010		2011			2012
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option		Number of options	Weighted average exercise price per option
Outstanding at beginning of year	66,120,217	$0.4	84,974,660	$0.5		80,477,703	$0.5	(ii)
Granted	21,680,215	0.7	10,751,797	1.3		7,642,000	0.4
Exercised	(80,000)	0.4	(12,078,146)	0.3		(4,882,420)	0.3
Forfeited	(2,745,772)	0.4	(2,948,108)	0.5		(1,852,450)	0.7
Modified(i)	—	—	(222,500)	2.0		—	—

Outstanding at end of year	84,974,660	$0.5	80,477,703	$0.6	(ii)	81,384,833	$0.5

Vested and expect to vest			76,624,160			78,510,449

(i)	On November 15, 2011, 222,500 share options granted to certain employees on April 29, 2011 were modified to restricted share units. The incremental cost is $0.67 per share.
(ii)	On December 13, 2012, the Group’s Compensation Committee approved to amend the terms of the exercise price for options previously granted in 2011, and as a result, the weighted average exercise price per option was recalculated as $0.5 as of December 31, 2011, compared to $0.6 before the remeasurement.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share options – (Continued)

The following table summarizes information with respect to share options outstanding as of December 31, 2012:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2012	Number exercisable	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2012
December 15, 2006	6,529,500	4.00	$0.30	$823	6,529,500	4.00	$0.30	$823
April 1, 2007	6,246,270	4.33	0.30	787	6,246,270	4.33	0.30	787
April 1, 2008	7,194,000	5.33	0.30	906	7,194,000	5.33	0.30	906
December 20, 2008	3,381,250	6.00	0.30	426	3,381,250	6.00	0.30	426
September 1, 2009	537,500	6.75	0.50	—	430,000	6.75	0.50	—
December 23, 2009	21,307,727	7.00	0.50	—	16,391,357	7.00	0.50	—
August 1, 2010	13,802,998	7.75	0.65	—	8,467,514	7.75	0.65	—
September 15, 2010	4,932,835	7.75	0.65	—	2,959,701	7.75	0.65	—
November 19, 2010	400,000	7.88	1.24	—	200,000	7.88	1.24	—
April 29, 2011	200,000	8.33	0.43	—	83,333	8.33	0.43	—
June 27, 2011	8,240,753	8.49	0.43	—	3,090,282	8.49	0.43	—
October 7, 2011	500,000	8.77	0.65	—	500,000	8.77	0.65	—
November 11, 2011	400,000	8.84	0.43	—	108,333	8.84	0.43	—
November 22, 2011	70,000	8.89	0.43	—	20,093	8.89	0.43	—
December 13, 2012	7,642,000	9.95	0.41	145	—	9.95	0.41	—

	81,384,833			$3,087	55,601,634			$2,942

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2010	2011	2012
Options	$0.36 – 0.76	$0.43 – 1.18	$0.19

80,000, 12,078,146 and 4,882,420 share options were exercised in 2010, 2011 and 2012 respectively. Total intrinsic value of options exercised in 2010, 2011 and 2012 was $116, $12,369 and $524 respectively, as the fair value of the options exercised exceeded its exercise price at the date of exercise.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended December 31,
	2010	2011	2012
Risk-free interest rate of return	1.94%	1.09% – 1.43%	0.89%
Expected term	5.3 – 10 years	5 – 10 years	6.1 years
Volatility	57.0% – 61.2%	55.3% – 58.9%	57.4%
Dividend yield	—	—	—

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(3) Expected term

For the options granted to employees, it estimated the expected term based on a consideration of factors including contractual term and vesting period.

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

For employee share options, the Group recorded share-based compensation of $3,077, $4,778 and $5,061 during the years ended December 31, 2010, 2011 and 2012, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. In 2012, the incremental share-based compensation resulting from the modification of repricing at $909 has been included in the aforementioned amount in 2012.

For non-employee share options the Group recorded share-based compensation of $999, $2,015 and $355 during the years ended December 31, 2010, 2011 and 2012, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2012, total unrecognized compensation expense relating to unvested share options was $7,798. The amount is expected to be recognized over a weighted average period of 1.30 years using the straight-line method.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Nonvested Shares – (Continued)

On April 29, 2011, the Company issued 665,999 nonvested shares to employees under the 2010 Plan.

These shares vest 25% on each anniversary of the grant date over four years.

The following table summarizes information regarding the nonvested shares granted:

Average nonvested ordinary shares granted
Outstanding at January 1, 2010	425,447
Modification to certain share-based compensation arrangement(i)	(143,822)
Vested	(281,625)

Outstanding at December 31, 2010 , 2011 and 2012	—

(i)	At the time of the acquisition of MDCL in March 2009, the Group entered into arrangements with certain selling shareholders in MDCL who became employees whereby such employees were to receive 180,031 shares which vested at the end of a service period of 24 months from the date of the acquisition.

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

The fair value of the nonvested shares was determined at the grant dates by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The Group recognized $50, $7 and nil shares based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively, by amortizing the award based on the fair value at the grant date by using straight-line method over the requisite service period.

As of December 31, 2012, total unrecognized compensation expense relating to unvested nonvested shares was nil.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22. SHARE-BASED COMPENSATION – (Continued)

Share Units

Under the 2010 Plan, the Company granted a total of 5,803,607 and 4,947,730 share units to employees and directors during the year ended December 31, 2011 and 2012 respectively, and 2,353,974 and 5,333,110 share units to non-employees during the year ended December 31, 2011 and 2012 respectively.

The share units will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 1/4 on each anniversary from the date of grant or (3)1/3 on each anniversary from the date of grant or (4) 1/2 on each anniversary from the date of grant or (5) 100% on the first anniversary from the date of grant or (6) 1/4 on each end of quarter from the date of grant.

The fair value of these share units is measured on the grant date based on the market price of the share on the grant date. The following table summarizes information regarding the share units granted:

	2011		2012
	Number of share units	Weighted average grant date fair value	Number of share units	Weighted average grant date fair value
Outstanding at beginning of year	—	$—	8,149,498	$1.01
Granted	8,157,581	1.01	10,280,840	0.55
Vested	(100,000)	1.54	(6,803,641)	0.98
Forfeited	(130,583)	1.10	(531,641)	0.95
Modified	222,500	1.06	—	—

Outstanding at end of year	8,149,498	1.01	11,095,056	0.61

Expect to vest at end of year	7,444,097		10,635,646

The intrinsic value of share units vested was nil for the year ended December 31, 2011 and 2012.

The Group recorded share-based compensation of $2,159 and $3,365 for employee share units during the year ended December 31, 2011 and 2012 respectively, and $175 and $2,094 for non-employee share units during the year ended December 31, 2011 and 2012 respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2012, total unrecognized compensation expense relating to unvested share units was $5,672. The amount is expected to be recognized over a weighted average period of 2.73 years using the straight-line method.

Restricted Shares

On April 29, 2011, the Company issued 665,999 restricted shares (nonvested shares) to employees under the 2010 Plan. These shares vest 25% on each anniversary of the grant date over four years. The fair value of these shares is measured on the grant date based on the market price of the stock on the grant date. The following table summarizes information regarding the restricted share granted:

	2011		2012
	Number of share	Weighted average grant date fair value	Number of share	Weighted average grant date fair value
Outstanding at beginning of year	—	$—	665,999	$1.98
Granted	665,999	1.98	—	—
Forfeited	—	—	(206,893)	1.98
Vested	—	—	(163,870)	1.98

Outstanding at end of year	665,999	1.98	295,236	1.98

Expect to vest at end of year	586,079		259,808

The Group recorded share-based compensation of $245 during the years ended December 31, 2012 , based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The amount of stock-based compensation attributable to cost of revenues, general and administrative expenses, selling and marketing expenses, and research and development expenses is included in those line items in the accompanying consolidated statements of operations. Stock-based compensation expense related to the stock options and stock units are as follows:

	For the year ended December 31,
	2010	2011	2012
Cost of revenues	$175	$307	$509
Operating expenses:
General and administrative expenses	8,091	7,611	8,972
Selling and marketing expenses	273	1,225	1,441
Research and development expenses	7	188	198

Total stock-based compensation expenses	$8,546	$9,331	$11,120

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

23. FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured the cash and cash equivalents at fair value on a recurring basis as of December 31, 2011 and 2012, which were classified within Level 1 of the fair value hierarchy because they were valued based on the quoted market price in an active market.

The Group did not have Level 2 investments as of December 31, 2011 and 2012.

Contingent consideration payables in connection with business acquisition was classified within Level 3 of the fair value hierarchy because the Group used unobservable inputs reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities. The Group measured the fair value of the contingent considerations considering, among other factors, forecasted financial performance of the acquired businesses.

The contingent consideration payables in Level 3 as of December 31, 2011 and 2012 were as follows:

	December 31,	Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	2011
Contingent consideration	$4,076	$—	$—	$4,076

Total	$4,076	$—	$—	$4,076

	2012
Contingent consideration	$2,280	$—	$—	$2,280

Total	$2,280	$—	$—	$2,280

The following table summarized the movement of the balances of the Group’s contingent consideration payables in Level 3 for the year ended December 31, 2011 and 2012

Amounts
Balance as of December 31, 2010	$9,564
Initial recognition of contingent consideration in connection with acquisitions	2,238
Realized loss included in earnings	4,969
Settlement of contingent consideration of acquisitions	(3,729)
Settlement of share-based compensation liability	(62)
Settlement of conversion right feature of convertible notes	(8,904)

Balance as of December 31, 2011	$4,076
Initial recognition of contingent consideration in connection with acquisitions	2,963
Realized loss included in earnings	911
Settlement of contingent consideration of acquisitions	(2,471)
Transfers out to deferred consideration	(3,252)
Foreign exchange differences	53

Balance as of December 31, 2012	$2,280

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

	For the year ended December 31,
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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24. NONCONTROLLING INTEREST

	Jiewen	Guodian	iSoftStone Korea	Wuxi iCarnegie	iHealthStone	iSS-iSYS	SZ- Information	Total
Balance as of January 1, 2010	$—	$—	$(18)	$513	$—	$—	$—	$495
Net income (loss)	37	110	(1)	(584)	—	—	—	(438)
Capital contribution from noncontrolling shareholder of Guodian (Note 9)	—	586	—	—	—	—	—	586
Capital contribution from noncontrolling shareholder of Jiewen	242	—	—	—	—	—	—	242
Deconsolidation of Wuxi iCarnegie	—	—	—	67	—	—	—	67
Acquisition of noncontrolling interest of iSoftStone Korea (i)	—	—	15	—	—	—	—	15
Foreign currency translation adjustment	8	23	4	4	—	—	—	39

Balance as of December 31, 2010	287	719	—	—	—	—	—	1,006
Net (loss) income	(40)	225	—	—	(32)	(2)	—	151
Noncontrolling interest acquired in connection with the acquisitions of iHealthStone	—	—	—	—	(14)	—	—	(14)
Capital contribution from noncontrolling shareholder of iHealthStone	—	—	—	—	46	—	—	46
Capital contribution from noncontrolling shareholder of iSS-iSYS	—	—	—	—	—	350	—	350
Foreign currency translation adjustment	12	42	—	—	—	6	—	60

Balance as of December 31, 2011	259	986	—	—	—	354	—	1,599
Net (loss) income	(6)	123	—	—	(38)	(28)	(78)	(27)
Capital contribution from noncontrolling shareholder of SZ- Information	—	—	—	—	—	—	1,279	1,279
Acquisition of noncontrolling interest of iHealthStone (ii)	—	—	—	—	38	—	—	38
Foreign currency translation adjustment	5	10	—	—	—	3	4	22

Balance as of December 31, 2012	$258	$1,119	$—	$—	$—	$329	$1,205	$2,911

(i)	In July 2010, the Company paid $30 to acquire the noncontrolling interest in iSoftStone Korea. After the acquisition, iSoftStone Korea becomes a wholly owned subsidiary of the Company.
(ii)	In July 2012, the Company paid $9 to acquire the noncontrolling interest in iHealthStone. After the acquisition, iHealthStone becomes a wholly owned subsidiary of the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

25. RELATED PARTY BALANCES AND TRANSACTIONS

Name of the related party	Relationship with the Group
iSoftStone Technologies Co., Ltd.	Equity method investment
Wuxi iCarnegie	Equity method investment
Shenke	Equity method investment
Chengdu-Medical	Equity method investment
Dalian iCarnegie	Equity method investment
Wuxi IoT	Equity method investment
iSS-Foshan	Equity method investment
Dynomedia, Inc.	Cost method investment

Details of related party balances as of December 31, 2011 and 2012 and transactions for the years ended December 31, 2010, 2011 and 2012 are as follows:

(1)	Amounts due from related parties:

	As of December 31,
	2011	2012
iSoftStone Technologies Co., Ltd. (i)	$91	$83
Wuxi iCarnegie (ii)	1,470	2,521
Shenke	7	7
Wuxi IoT	23	156
iSS-Foshan (iii)	—	1,071

Total	$1,591	$3,838

(i)	Amount due from iSoftStone Technologies Co., Ltd. represented a loan extended to iSoftStone Technologies Co., Ltd. by the Group. The loan amount is unsecured and bearing interest at 2.5% per annum.
(ii)	Amount due from Wuxi iCarnegie as of December 31, 2012 represented an unsecured loan of $520 extended to Wuxi iCarnegie by the Group with interest of 4.86% per annum and the course and training fee of $1,707 paid by the Group on behalf of Wuxi iCarnegie, and other prepayment on behalf of Wuxi iCarnegie of $294.
(iii)	Amount due from iSS-Foshan mainly represented project receivables.

(2)	Amounts due to related parties

	As of December 31,
	2011	2012
Wuxi iCarnegie	$94	$8

(3)	Sales to related parties

	For the year ended December 31,
	2010	2011	2012
Boxin	$225	$520	$—
Wuxi iCarnegie	28	—	43
Wuxi IoT	—	23	51
Shenke	—	20	—
iSS-Foshan	—	—	1,586
Chengdu-Medical	—	—	15

Total	$253	$563	$1,695

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

25. RELATED PARTY BALANCES AND TRANSACTIONS – (Continued)

(4)	Purchase from related parties

	For the year ended December 31,
	2010	2011	2012
Wuxi iCarnegie (i)	$357	$1,159	$292
iSoftStone Technologies Co., Ltd.	—	153	—

Total	$357	$1,312	$292

(i)	The purchase from Wuxi iCarnegie in 2012 is mainly related to subcontracting cost.

(5)	Guarantee by the related parties

As of December 31, 2011 and 2012, certain short-term loans of the Group were guaranteed by a director of the Company as described in Note 12.

26. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	For the year ended December 31,
	2010		2011		2012
	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)
China (Mainland, Hong Kong and Taiwan)	$110,077	$28,660	$165,525	$80,388	$243,969	$98,638
United States	53,588	16,306	71,371	18,985	86,367	17,422
Japan	20,409	226	24,328	191	23,315	159
Europe	12,742	—	21,370	—	25,048	—
Others	159	—	823	—	2,445	2,977

Total	$196,975	$45,192	$283,417	$99,564	$381,144	$119,196

(i)	Net revenues are presented by headquarters location of the Group’s clients.
(ii)	Long-lived assets are presented by the operating location of the subsidiaries of the Group.

The following table summarizes the Group’s net revenue by service lines:

	For the year ended December 31,
	2010	2011	2012
IT Services	$134,872	$195,142	$240,753
Consulting and Solution services	54,327	76,039	127,227
Business process outsourcing services	7,776	12,236	13,164

Total net revenues	$196,975	$283,417	$381,144

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

27. COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the periods incurred.

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2022 and are renewable upon negotiation. Rental expense under operating leases was$8,309, $12,350 and $16,699 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2012 are as follows:

2013	$14,359
2014	12,274
2015	10,413
2016	9,369
2017	9,178
Thereafter	56,169

$111,762

28. CONTINGENCIES

Dispute with iCarnegie Inc. regarding certain licensing arrangements

In 2009, in cooperation with the Wuxi City government, the Group established the iCarnegie-iSoftStone training center (currently owned 20% by the Group). Some programs provided at the iCarnegie-iSoftStone training center in 2009 utilized the technical curriculum and professional certifications developed and maintained by iCarnegie Inc. and licensed to us pursuant to course licensing arrangements first entered into in 2009. The Group had been negotiating with iCarnegie Inc. new cooperation arrangements, which were expected to replace existing licensing arrangements which include a minimum enrollment fee requirement. In October 2012, iCarnegie Inc. submitted a demand for arbitration to the American Arbitration Association against the Group claiming approximately $5,889 that was alleged due from the Group to iCarnegie Inc. pursuant to the course licensing arrangements. As of December 31, 2012, the Group has not recorded a provision for this matter because the arbitration remains at its preliminary stage, the Group intends to vigorously defend the arbitration and the ultimate outcome of this arbitration cannot presently be determined.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

28. CONTINGENCIES – (Continued)

Dispute with a vender regarding service fees

In July 2012, Kodak (China) Investment Company Limited Shenzhen Branch (“Kodak”) filed a request for arbitration with Beijing Arbitration Committee against the Group to claim a service fee of $900.

In September, 2012, the Group submitted the statement of defence and counterclaim to Beijing Arbitration Committee, requesting Kodak to pay $869 as compensation for damages and legal fee.

As of December 31, 2012, the Group has not recorded a provision for this matter because the arbitration and litigation remains at its preliminary stage, the Group intends to vigorously defend the arbitration and the ultimate outcome of this arbitration cannot presently be determined.

29. SUBSEQUENT EVENTS

Completion of formation of joint venture with Huawei Technologies Co., Ltd (“Huawei”)

In September 2012, the Group entered into an agreement with Huawei to establish an entity to provided IT service in the global technology & communication industry. The total capital contributed to the entity would be $16,051 whereby the Group and Huawei will own a 75% and 25% equity interest respectively. The entity became effective on January 2013.

Payment for the acquisition of Shanghai Kangshi

In January 2013, the Group paid a consideration of $565 in cash relating to the acquisition of Shanghai Kangshi.

Payment for the acquisition of Abovenet

In March 2013, the Group paid a consideration of $554 in cash relating to the acquisition of Abovenet.

Payment for the acquisition of Adventier

In April 2013, the Group paid a consideration of $1,124 in cash relating to the acquisition of Adventier.

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2011	2012
Assets
Current assets:
Cash	$12,323	$7,226
Prepaid expenses and other current assets	2,450	162
Amounts due from related parties	43,688	37,933

Total current assets	58,461	45,321

Investment in subsidiaries and VIE	241,769	288,603

Total assets	$300,230	$333,924

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$930	$1,069
Amounts due to related parties	5,435	2,278
Deferred consideration in connection with business acquisitions	103	103

Total current liabilities	6,468	3,450

Other non-current liabilities	602	401
Total liabilities	$7,070	$3,851

Equity:
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2011 and 2012, respectively; 557,682,406 and 569,206,989 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	56	57
Treasury shares	(773)	(773)
Shares to be issued	1,262	1,262
Additional paid-in capital	282,134	294,909
Accumulated other comprehensive income	15,719	17,747
(Accumulated deficit) Retained earnings	(5,238)	16,871

Total equity	293,160	330,073

Total liabilities and equity	$300,230	$333,924

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	For the year ended December 31,
	2010	2011	2012
Cost of revenues	$(175)	$(307)	$(509)
Operating expenses:
General and administrative expenses	(8,581)	(9,263)	(11,491)
Selling and marketing expenses	(273)	(1,225)	(1,442)
Research and development expenses	(7)	(188)	(198)

Total operating expenses	(8,861)	(10,676)	(13,131)

Changes in fair value of contingent consideration in connection with business combination	(49)	—	—
Other operating income	—	193	1,068

Loss from operations	(9,085)	(10,790)	(12,572)

Interest income	62	430	175
Interest expense	(4,418)	(654)	—
Changes in fair value of convertible notes derivatives	(8,428)	2,832	—

Net loss before income from subsidiaries and VIE	(21,869)	(8,182)	(12,397)
Income from subsidiaries and VIE	18,687	27,027	34,506

Net (loss) income	$(3,182)	$18,845	$22,109

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the year Ended December 31,
	2010	2011	2012
Net (loss) income	$(3,182)	$18,845	$22,109
Other comprehensive income, net of tax of nil: Change in cumulative foreign currency translation adjustment	3,118	8,805	2,028

Comprehensive (loss) income	(64)	27,650	24,137

Less: comprehensive (loss) income attributed to the noncontrolling interest	—	—	—
Comprehensive (loss) income attributed to iSoftStone Holdings Limited	$(64)	$27,650	$24,137

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity
	Shares	Amount	Shares	Amount	Amount
Balance as of January 1, 2010	130,902,853	$13	95,286,195	$14,150	$—	$179	$18,768	$(18,316)	$3,796	$18,590
Accretion of series B convertible redeemable preference shares	—	—	—	—	—	—	—	(2,585)	—	(2,585)
Investment by a subsidiary in parent company	—	—	—	—	(2,000)	—	—	—	—	(2,000)
Issuance of ordinary shares in a share-based compensation arrangement (Note 22)	4,500,000	1	—	—	—	—	2,705	—	—	2,706
Vesting of nonvested shares (to be issued)	—	—	—	—	—	51	(51)	—	—	—
Share-based compensation (options and nonvested shares)	—	—	—	—	—	—	4,745	—	—	4,745
Reclassification to liability in connection with modification of certain nonvested shares	—	—	—	—	—	—	(40)	—	—	(40)
Issuance of ordinary shares in connection with exercise of options	80,000	—	—	—	—	—	29	—	—	29
Transfer of ordinary shares in connection with the employment of certain employees	—	—	—	—	293	(75)	(218)	—	—	—
Sale of ordinary shares to a former employee (Note 22)	—	—	—	—	464	—	843	—	—	1,307
Issuance of ordinary shares upon IPO net of offering cost of $4,241	104,856,845	10	—	—	—	—	123,435	—	—	123,445
Conversion of convertible preference shares to ordinary shares	264,166,235	26	(95,286,195)	(14,150)	—	—	68,869	—	—	54,745
Conversion of convertible notes to ordinary shares	18,381,991	2	—	—	—	—	20,926	—	—	20,928
Settlement of contingent consideration of acquisition of MDCL (Note 3)	242,059	—	—	—	—	—	131	—	—	131

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity
	Shares	Amount	Shares	Amount	Amount
Issuance of ordinary shares in connection with business acquisition of Ascend (Note 3)	823,846	—	—	—	—	—	1,071	—	—	1,071
Ordinary shares to be issued in connection with business acquisition of Shanghai Kangshi (Note 3)	—	—	—	—	—	1,262	—	—	—	1,262
Ordinary shares to be issued to a consultant	—	—	—	—	—	154	—	—	—	154
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(3,182)	—	(3,182)
Foreign currency translation adjustment	—	—	—	—	—	—	—		3,118	3,118

Balance as of December 31, 2010	523,953,829	$52	—	$—	(1,243)	$1,571	$241,213	$(24,083)	$6,914	$224,424

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2010	523,953,829	$52	—	$—	(1,243)	$1,571	$241,213	$(24,083)	$6,914	$224,424

Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	9,322	—	—	9,322
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	—	—	4,247	—	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	—	—	200	(55)	(145)	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	—	—	270	(80)	(190)	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	—	—	27,235	—	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	—	—	(20)	88	—	—	68
Issuance of ordinary shares to a consultant	324,849	1	—	—	—	(154)	364	—	—	211
Comprehensive income:
Net income	—	—	—	—	—	—	—	18,845	—	18,845
Foreign currency translation adjustment	—	—	—	—	—	—	—		8,805	8,805

Balance as of December 31, 2011	557,682,406	$56	—	—	$(773)	$1,262	$228,134	$(5,238)	$15,719	$293,160

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY—(Continued)

(In U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Series A convertible preference shares		Treasury shares	Shares to be issued	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity
	Shares	Amount	Shares	Amount	Amount
Balance as of December 31, 2011	557,682,406	$56	—	$—	$(773)	$1,262	$282,134	$(5,238)	$15,719	$293,160

Share-based compensation	—	—	—	—	—	—	11,120	—	—	11,120
Issuance of ordinary shares in connection with exercise of options and vesting of share units	11,686,061	1	—	—	—	—	1,655	—	—	1,656
Repurchase of ordinary shares	(161,478)	—	—	—	—	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	22,109	—	22,109
Foreign currency translation adjustment	—	—	—	—	—	—	—		2,028	2,028

Balance as of December 31, 2012	569,206,989	$57	—	$—	$(773)	$1,262	$294,909	$16,871	$17,747	$330,073

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net (loss) income	$(3,182)	$18,845	$22,109
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from investments in subsidiaries and VIE	(18,687)	(27,027)	(34,506)
Share-based compensation	8,546	9,331	11,120
Changes in fair value for contingent consideration in connection with business combination	28	—	—
Changes in fair value of convertible notes derivatives	8,428	(2,832)	—
Imputed interest expense in connection with convertible notes-interest	4,418	654	—
Changes in operating assets and liabilities:
Amounts due from related parties	(28,942)	889	5,755
Prepaid expenses and other current assets	21	173	(343)
Amounts due to related parties	2,690	2,751	(3,158)
Accrued expenses and other current liabilities	(501)	1,127	(62)

Net cash (used in) provided by operating activities	(27,181)	3,911	915

Cash flows from investing activities:
Deferred and contingent consideration paid for business acquisitions	(197)	(3,939)	—
Cash paid for investment in subsidiaries	(10,030)	(111,816)	(10,299)
Proceeds from sales of long term investment	—	—	2,413

Net cash used in investing activities	(10,227)	(115,755)	(7,886)

Cash flows from financing activities:
Proceeds from issuance of convertible notes, net of issuance cost of $367, nil and nil for the year ended December 31, 2010, 2011 and 2012, respectively	8,633	—	—
Proceeds from issuance of ordinary shares during IPO	127,686	—	—
Payment of offering cost in connection with the issuance of ordinary shares	(2,580)	(1,485)	—
Proceeds from exercise of options	29	4,032	1,874
Proceeds from sale of ordinary shares	445	211	—

Net cash provided by financing activities	134,213	2,758	1,874

Net increase (decrease) in cash	96,805	(109,086)	(5,097)

Cash at beginning of year	24,604	121,409	12,323
Cash at end of year	$121,409	$12,323	$7,226

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