Form 20-F/A
period 2012-12-31
iSoftStone Holdings Ltd
filed 2013-05-14
CIK 1500308

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

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 24, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Annual Report on Form 20-F. This Amendment does not reflect events that have occurred after the April 24, 2013 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 on its behalf.

iSoftStone Holdings Limited

/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Chief Executive Officer

Date: May 14, 2013

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