Form 20-F
period 2013-12-31
iSoftStone Holdings Ltd
filed 2014-04-29
CIK 1500308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 583,578,303 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the fiscal years ended December 31, 2011, 2012 and 2013 and audited consolidated balance sheet data as of December 31, 2012 and 2013.

We completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares, on December 17, 2010. Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “ISS.”

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

A. Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our future results.

Selected Consolidated Statements of Operations Data

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands, except share, per share and per ADS data)
Net revenues	$134,387	$196,975	$283,417	$381,144	$444,195
Cost of revenues (1)(2)(3)	(88,391)	(125,689)	(181,121)	(251,540)	(308,349)

Gross profit	45,996	71,286	102,296	129,604	135,846
Operating expenses:
General and administrative expenses (1)(3)	(26,654)	(44,277)	(50,768)	(63,279)	(85,211)
Selling and marketing expenses (1)(2)(3)	(13,205)	(17,468)	(27,685)	(32,855)	(34,116)
Research and development expenses (1) (3)	(1,222)	(3,852)	(3,684)	(4,951)	(7,737)

Total operating expenses	(41,081)	(65,597)	(82,137)	(101,085)	(127,064)

Changes in fair value of contingent consideration in connection with business combination	(3)	28	(4,969)	(1,118)	(252)
Other income (expense), net	981	262	324	(231)	(4,031)
Government subsidies	2,999	3,269	1,840	1,110	1,175
Gain on sale of equity of a subsidiary	—	1,079	—	—	—
Income from operations	8,892	10,327	17,354	28,280	5,674

Interest income	138	180	1,118	775	812
Interest expense	(878)	(5,742)	(1,424)	(1,966)	(8,974)
Change in fair value of convertible notes derivatives	—	(8,428)	2,832	—	—
Gain on bargain purchase of a business	66	—	—	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	8,218	(3,663)	19,880	27,089	(2,488)
Less: Income tax benefit (expense)	823	288	(319)	(4,370)	(1,256)
Income (loss) after income taxes before loss in equity method investments, net of income taxes	9,041	(3,375)	19,561	22,719	(3,744)
Loss in equity method investments, net of income taxes	(13)	(245)	(565)	(637)	(363)

Net (loss) income (4)	9,028	(3,620)	18,996	22,082	(4,107)
Less: Net income (loss) attributable to noncontrolling interest	(21)	(438)	151	(27)	(450)

Net income (loss) attributable to iSoftStone Holdings Limited	$9,049	$(3,182)	$18,845	$22,109	$(3,657)

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands, except share, per share and per ADS data)
Net (loss) income per share
Net (loss) income per share attributable to iSoftStone Holdings Limited shareholders:
Basic	$0.01	$(0.05)	$0.03	$0.04	$(0.01)
Diluted	$0.01	$(0.05)	$0.03	$0.04	$(0.01)
Net (loss) income per ADS
Net (loss) income attributable to iSoftStone Holdings Limited shareholders:
Basic	$0.13	$(0.46)	$0.34	$0.39	$(0.06)
Diluted	$0.13	$(0.46)	$0.32	$0.38	$(0.06)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	125,106,274	149,341,325	547,143,620	564,069,512	575,325,578
Diluted	131,892,325	149,341,325	592,082,213	582,402,472	575,325,578
Weighted average shares used in calculating net (loss) income per ADS:
Basic	12,510,627	14,934,133	54,714,362	56,406,951	57,532,558
Diluted	13,189,233	14,934,133	59,208,221	58,240,247	57,532,558

(1)	Includes share-based compensation charges totaling $2.4 million, $8.5 million, $9.3 million, $11.1 million and $12.8 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$159	$175	$307	$509	$493
Operating expenses:
General and administrative expenses	2,074	8,091	7,611	8,972	10,866
Selling and marketing expenses	110	273	1,225	1,441	1,351
Research and development expenses	7	7	188	198	122

Total share-based compensation expenses	$2,350	$8,546	$9,331	$11,120	$12,832

(2)	Includes amortization of intangible assets from acquisition totaling $2.0 million, $1.9 million, $3.2 million, $2.8 million and $2.3 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$87	$274	$985	$673	$375
Operating expenses:
Selling and marketing expenses	1,928	1,580	2,217	2,126	1,886

Total amortization of intangible assets expenses	$2,015	$1,854	$3,202	$2,799	$2,261

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling $2.1 million, $7.7 million, $12.3 million, $17.0 million and $12.6 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$1,815	$6,133	$9,277	$13,845	$11,019
Selling and marketing expense	14	364	769	350	283
General and administrative expense	302	1,205	1,775	366	842
Research and development expenses	—	—	510	2,476	469

	$2,131	$7,702	$12,331	$17,037	$12,613

(4)	To supplement our net income presented in accordance with U.S. GAAP, we use the non-GAAP financial measure of net income, which is adjusted from results based on U.S. GAAP to exclude share-based compensation, interest expense of convertible notes, changes in fair value of certain liabilities carried at fair value, amortization of intangible assets from acquisitions, a preexisting contract loss related to the acquisition of our Beijing headquarters building in May 2013 and gain on bargain purchase of a business. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table sets forth the reconciliation of our non-GAAP net income (loss) to our U.S. GAAP net income (loss):

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Net (loss) income (U.S. GAAP)	$9,028	$(3,620)	$18,996	$22,082	$(4,107)
Share-based compensation	2,350	8,546	9,331	11,120	12,832
Amortization of intangible assets from acquisitions	2,015	1,854	3,202	2,799	2,261
Interest expense of convertible notes	63	4,418	654	—	—
Changes in fair value of contingent consideration in connection with business combinations	3	(28)	4,969	1,118	252
Changes in fair value of convertible notes derivatives	—	8,428	(2,832)	—	—
Pre-existing contract loss	—	—	—	—	4,106
Gain on bargain purchase of a business	(66)	—	—	—	—

Total non-GAAP adjustments	4,365	23,218	15,324	15,037	19,451

Adjusted net income	$13,393	$19,598	$34,320	$37,119	$15,344

Selected Consolidated Balance Sheet Data

	December 31, 2009		December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
	(dollars in thousands)
Cash	$55,138		$181,080	$101,196	$116,597	$104,835
Accounts receivable, net of allowance for doubtful accounts of $423, $2,320, $4,219, $1,653, and $2,717 as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively	69,094		101,943	152,663	202,202	253,209
Total assets	162,179		343,031	378,056	466,510	649,344

Total liabilities	$90,935		$117,601	$83,297	$133,526	$295,493
Series B convertible redeemable preference shares	52,159	(2)	—	—	—	—
Total iSoftStone Holdings Limited shareholders’ equity	18,590	(1)	224,424	293,160	330,073	346,353
Non-controlling interest	495		1,006	1,599	2,911	7,498

Total equity	19,085		225,430	294,759	332,984	353,851
Total liabilities, series B convertible redeemable preference shares and equity	$162,179		$343,031	$378,056	466,510	$649,344

(1)	Including series A convertible preference shares with carrying amount of $14.2 million for the year ended December 31, 2009. In December 2010, all series A convertible preference shares were automatically converted into ordinary shares upon the closing of our initial public offering.

(2)	On March 16, 2007, we issued and sold an aggregate of 84,440,020 series B preference shares in a private placement to Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, AsiaVest Opportunities Fund IV and Infotech Pacific Ventures L.P. at a price per share of $0.2369 for a total consideration of $20 million. We also granted these investors warrants to purchase up to an aggregate of additional 84,440,020 series B preference shares at a price per share of $0.2961 exercisable by September 17, 2008. On February 22, 2008, all these investors exercised the warrants and purchased an aggregate of 84,440,020 series B preference shares from us for a total consideration of $25 million. All of our series B preference shares automatically converted into our ordinary shares upon the closing of our initial public offering.

Exchange Rate Information

A substantial majority of our business is conducted in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was RMB6.0537 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 18, 2014, the noon buying rate was RMB6.2240 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per $1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.6960	6.8330	6.6330
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
Most recent six months	6.1200	6.1198	6.1213	6.1178
October 2013	6.0943	6.1032	6.1209	6.0815
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.0912	6.066	6.0912	6.0591
March 2014	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the year. Monthly averages are calculated using daily exchange rates during the month.

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

We have experienced rapid growth and significantly expanded our business in recent years. Our net revenues grew from $134.4 million in 2009 to $381.1 million in 2012 and $444.2 million in 2013. In addition to organic growth, we have also grown through strategic acquisitions and alliances. As of the date of this annual report, we had 31 sales and delivery centers, including 24 in China, two in Japan, three in the United States, one in Canada and one in Taiwan. As of December 31, 2013, we had 18,643 employees, as compared to 7,676 and 14,512 employees as of December 31, 2009 and 2012, respectively. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

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

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate, such as North America, Europe, China and Japan. The financial and credit markets in the United States, Europe and Asia have experienced significant disruptions since 2008, which have persisted through 2013. China’s economy has also faced challenges as its growth slows down, as well as struggles with inflation, rising labor and other costs, and international currency issues. The financial crisis and other disruptions have led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients or greater difficulty in collecting accounts receivable. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 24.8%, 23.8% and 19.8% per annum in 2011, 2012 and 2013, respectively. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth and as we are being involved in a going private transaction led by a consortium including our chairman and chief executive officer Mr. Tianwen Liu.

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

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. In 2011, 2012 and 2013, Huawei Technologies Co., Ltd., or Huawei, and Microsoft Corporation, or Microsoft, contributed 23% and 9%, 26% and 8%, and 29% and 8% of our net revenues, respectively. In the aggregate, our top five clients accounted for 43.2%, 47.2% and 47.7% of our net revenues in 2011, 2012 and 2013, respectively.

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

We may not realize the anticipated benefits of ISST, which we formed together with Huawei.

In January 2013, we began providing a substantial majority of our IT services to our Technology and Communications clients through ISST, which we established together with Huawei. We face a number of risks and uncertainties in connection with this entity including:

•	Although ISST is our consolidated subsidiary, we only own 75% of ISST. We face initial and ongoing issues and challenges including those related to coordinating with Huawei for our respective personnel, operations and corporate culture;

•	we may be unable to successfully leverage Huawei’s market position in the Technology and Communication sector to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). To do so, it requires close coordination with Huawei, its personnel and its customers and may require us to make significant additional investments in personnel and facilities;

•	Huawei is entitled to reduce its ISST purchase commitments if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses or if ISST’s non-Huawei client business revenues is less than its Huawei-related revenues by the end of 2015 and for any year thereafter;

•	subject to its commitment to engage in good faith discussions about additional business volumes for the years after 2015, Huawei has no firm revenue commitments to ISST after 2015. To retain Huawei as a substantial customer after 2015, it requires that we continue to, among other things, promote our capability to satisfactorily meet Huawei’s changing and evolving IT services needs on mutually acceptable commercial terms;

•	Huawei has certain protective veto rights over ISST’s operations (including veto rights over any change in business scope, increase or decrease of registered capital, material acquisitions, borrowings over a certain threshold, liquidation of ISST, and amendment of ISST’s articles of association);

•	our and Huawei’s interest in and goals for ISST could significantly diverge over time reducing the anticipated economic benefits of ISST;

•	our chief executive officer, Mr. Tianwen Liu, also serves as ISST’s chief executive officer, which could distract his attention from our other business;

•	certain portions of our Technology and Communication business (including certain customer accounts) were not and will not be transferred to ISST due to competitive concerns or other restrictions (including U.S. government restrictions). To address these concerns and restrictions, we operate the remainder of our Technology and Communication business outside ISST, which may increase our overall costs, reduce operating efficiencies and require us to implement and maintain effective lines of separation between ISST’s business and our other businesses. Similarly, these issues and restrictions may make it difficult to attract new, and retain existing, Technology and Communications clients and may make us a less attractive acquisition or investment candidate to third parties;

•	our ability to engage in businesses potentially competitive to ISST is restricted and any dispute with Huawei regarding our activities, including those we are required to operate outside ISST, could adversely impact our Huawei relationship (including the amount of business we receive from Huawei). In contrast, Huawei currently has one joint venture with one of our competitors and (other than its revenue commitments to ISST) is not contractually prohibited from forming one or more other ventures which may compete with ISST to meet its IT services needs; and

•	we may be required to terminate ISST or purchase Huawei’s interest in ISST at fair market value prior to the expiration of its 50-year term if certain events happen (including if we materially breach the related investment agreement and such breach is not cured within two months after receiving notice of such breach, or we transfer of our interest in ISST in violation of the related investment agreement, or the revenue of ISST’s non-Huawei client business is less than 50% of our commitment in 2015 due to our intentional misconduct or gross negligence), which could be expensive, disrupt our business and require significant amount of cash that may not be readily available to us.

If any of the above events occurs, ISST may not achieve commercial success as we expect and our business, financial condition and result of operations may be adversely impacted. For more information about ISST, see “Item 4. Information on the Company—A. History and Development of the Company—iSoftStone Technology Service Co., Ltd.”

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of the projects we perform, and related payment milestones which heavily depends on the budget and payment process cycles of our large clients. In some instances certain of our large clients have requested we delay billing to meet their own budgetary and cash management goals or requirements. As of December 31, 2011 2012 and 2013, our net billed accounts receivable totaled $50.7 million, $50.7 million and $62.9 million, respectively, and our net unbilled accounts receivable totaled $102.0 million, $151.5 million and $190.3 million, respectively. Our largest client accounted for 29.5% and 26.6% of our net accounts receivable as of December 31, 2012 and as of December 31, 2013, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients which also requires us to make certain adjustments and assumptions. As of December 31, 2011, 2012 and 2013, the provision made for doubtful accounts was $4.2 million, $1.7 million and $2.7 million, respectively. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

We have in the past received financial incentives and subsidies granted by various PRC government authorities in support of our business. Our net income (loss) for 2011, 2012 and 2013 was $19.0 million, $22.1 million and $(4.1) million, respectively. In 2011, 2012 and 2013, we recognized government subsidies as a reduction to cost of revenue and expenses, primarily cost of revenues, of $12.3 million, $17.0 million and $12.6 million, respectively, and recognized government subsidies as other income of $1.8 million, $1.1 million and $1.2 million, respectively. However, we cannot assure you of the continued availability of such financial incentives and subsidies in the future. The discontinuation of these financial incentives and subsidies could adversely affect our financial condition and results of operations. In addition, future financial incentives, grants and subsidies may impose certain requirements and restrictions on our business operations. These financial incentives, grants and subsidies, for example, might impose development time and local use requirements for certain projects funded by a government incentive, grant or subsidy, which can potentially limit the manner that we operate and expand our business.

We have an existing dispute with iCarnegie Inc. regarding certain licensing arrangements. If we do not win the related legal proceedings or settle such dispute on commercially acceptable terms, we may be exposed to monetary or other liabilities, which may harm our reputation, involve significant cash payments and adversely impact the market price of our ADSs.

In 2009, in cooperation with the Wuxi City government, we established the iCarnegie-iSoftStone training center (currently owned 20% by us). Some programs provided at the iCarnegie-iSoftStone training center in 2009 utilized the technical curriculum and professional certifications developed and maintained by iCarnegie Inc. and licensed to us pursuant to a course license agreement first entered into in 2009. We had been negotiating with iCarnegie Inc. new cooperation arrangements, which were expected to replace the existing licensing arrangements including a minimum enrollment fee requirement. In October 2012, iCarnegie Inc. submitted a demand for arbitration to the American Arbitration Association. The arbitration hearing took place from March 31, 2014 through April 4, 2014. As of the arbitration date, iCarnegie was claiming approximately $11.1 million (comprised of $5.9 million in licensing fees that was allegedly due from us to iCarnegie Inc. pursuant to the course license agreement plus interest at a contractual rate of 18% per annum). In the arbitration, we asserted defenses and counter claims. Please see “Item 8—Financial Information—Legal Proceedings”.

With four dedicated internal trainings centers in Wuxi, Tianjin, Guangzhou and Dalian, we do not currently rely on the iCarnegie Inc. arrangements to attract, train and retain our personnel. However, if we do not win the legal proceedings or determine to settle the disputes with iCarnegie Inc. or if iCarnegie Inc. seeks indemnity from us in connection with any related disputes it may have with the Wuxi City government related to the training center, we may be exposed to monetary or other liabilities. The arbitration process may incur significant expenses and divert management’s attention from day-to-day company operations. Any adverse outcome of the arbitration could have a material adverse effect on our cash position, results of operation, reputation and the market price of our ADSs.

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, the United States, Canada, Japan, the United Kingdom, Germany and Korea. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of December 31, 2013, we had seven patents, 256 software copyrights, nine trademarks and 15 domain names registered in China; six trademarks and one domain name registered in the United States; one domain name registered in Japan; 10 trademarks and two domain names registered in Taiwan; and we had 10 patent applications and three software copyright applications in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current limited patent protection may limit our ability to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, clients, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subject us to the risk of indemnification claims. The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash and cash flow from operations should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In connection with the formation of ISST together with Huawei, we agreed that ISST will not pay dividends for the first three years after its inception, which restricts our ability to get cash out of ISST. In addition, we acquired our Beijing headquarters building in 2013 in exchange for cash payments totaling $52.3 million and the assumption of $31.6 million in liabilities. As a result, we may need to raise additional capital to fund our other businesses. The recent and furture acquisitions may require us to raise additional cash to fund our acquired business. If our cash resources cannot satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

Our founder, the chairman of our board of directors and our Chief Executive Officer, Mr. Tianwen Liu, beneficially owned approximately 10.4% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, Mr. Liu has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, including discouraging a competing proposal under the Merger Agreement (as defined below), which in turn could reduce the price of our ADSs. Mr. Liu’s interests may be different than the interests of other shareholders on these matters. In particular, on April 18, 2014, we entered into the Merger Agreement relating to a “going private” transaction. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.” Immediately following the merger contemplated thereby, our company, as the surviving company, will be benefically owned by Mr. Liu, among others.

In connection with the proposed merger, Mr. Liu and certain of our other shareholders and members of our senior management, who we refer to collectively as the “Rollover Shareholders,” agreed pursuant to a support agreement to vote all of ordinary shares they beneficially owned (including ordinary shares represented by ADSs), which represented approximately 24.02% of our outstanding ordinary shares (excluding outstanding options and restricted share units as of the date of this annual report on Form 20-F), in favor of the authorization and approval of the Merger Agreement and the merger. However, there can be no assurance that the Merger Agreement and the transactions contemplated thereby, including the merger, will be approved by sufficient affirmative vote of our shareholders or consummated on a timely basis, if at all. Potential uncertainty or disputes involving the transactions contemplated by the Merger Agreement may adversely affect our business and the market price of our ADSs. See “Risk Factors — Risks relaed to Our ADSs — There can be no assurance that the agreement and plan of merger entered into with various parties on April 18, 2014 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty or disputes involving the going private transaction may adversely affect our business and the market price of our ADSs.”

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

We incurred net foreign exchange losses of $0.5 million, $0.6 million and $0.3 million in 2011, 2012 and 2013, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

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

We have granted certain options, restricted shares and share units under our share incentive plans and granted nonvested shares in connection with certain other share-based compensation arrangements in the past. In addition, we have reduced the exercise price of certain outstanding employee options in the past. See “Item 6.B. Directors, Senior Management and Employees — Share Option Plan.” As a result, we have recorded $9.3 million, $11.1 million and $12.8 million as share-based compensation expenses for the years ended December 31, 2011, 2012 and 2013.

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

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our consolidated affiliated entities owe additional taxes could reduce our net income and the value of your investment.

We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangement between iSoftStone WFOE and our affiliated PRC entity, Beijing iSoftStone, were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated PRC entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entity’s tax expenses without reducing our tax expenses, which could subject our affiliated PRC entity to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our affiliated PRC entity may result in adverse tax consequences to us.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax. In addition, the PRC resident enterprise shall provide necessary assistance to support the enforcement of Circular 698.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, or the PBOC Regulation. On January 5, 2007, the SAFE issued the Implementation Rules for the PBOC Regulation. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas-listed companies with domestic employees’ participation require approval from the SAFE or its local branch. In February 2012, the SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rule, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company issued by the SAFE on March 28, 2007. Under the Stock Option Rule, domestic employees who participate in any stock incentive plan, including employee stock holding plans, share option plans or similar plans in an overseas-listed company, are required to register with the relevant local SAFE branch and complete certain other procedures through a PRC agent. Under the Stock Option Rule: (i) domestic employees include PRC citizens (inclusive of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and (ii) a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in asset custodian business and has been duly designated by a domestic company. We are an overseas-listed company and as a result we and our domestic employees who have been granted share options or shares under our 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan are subject to the Stock Option Rule. We have completed registration with the Beijing SAFE according to the Stock Option Rule, and regularly update such registration to reflect exercise of options by our employees from time to time. Failure to comply with these regulations may subject us to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. In addition, the Ministry of Finance and the State Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have an obligation to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other relevant PRC government authorities. See “Item 4. Information on the Company—Regulation—Regulations on Employee Share Options.”

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

However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The Enterprise Income Tax Law also introduced a new preferential rate of 15% for high-tech enterprises. iSoftStone WFOE and Shanghai Kangshi Information System Co., Ltd., or Shanghai Kangshi, obtained the qualification certificates of high-tech enterprises under the Enterprise Income Tax Law in 2008 with a valid period of three years from 2008 to 2010. As a result, iSoftStone WFOE and Shanghai Kangshi are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE and Shanghai Kangshi renewed their respective qualification certificate of high-tech enterprises in 2011. The continued qualification of the high-tech enterprise status is subject to annual evaluation and a three-year review and renewal by the relevant government authorities in China. In addition, iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. We cannot assure you that the tax authorities will not change their position. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008, and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011 and 15% for the years 2012 and 2013. Shanghai Kangshi as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 to 2013. Other PRC subsidiaries of ours also enjoy a variety of tax benefits. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxes and Incentives—China.”

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors), and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the U.S. Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

There can be no assurance that the agreement and plan of merger entered into with various parties on April 18, 2014 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty or disputes involving the going private transaction may adversely affect our business and the market price of our ADSs.

On June 6, 2013, we received a preliminary, non-binding proposal from Mr. Liu, our Chief Executive Officer and chairman of our board of directors, and ChinaAMC Capital Management Limited, to acquire all of the outstanding ordinary shares (including ordinary shares represented by ADSs) not currently owned by Mr. Liu (and possibly other Rollover Shareholders) in a going private transaction at a price of $0.585 in cash per ordinary share or $5.85 in cash per ADS, subject to certain conditions. In response to the receipt of the preliminary, non-binding proposal, our board of directors formed a committee of independent directors composed of three of our independent directors, Tom Manning, Chung Kao Hsieh, and Al Noor Gulamali Abdulla Ramji to consider the proposal as well as any alternative proposals, and our independent committee retained a financial advisor and legal counsel to assist it in this process. On November 2, 2013, our independent committee received a revised offer from a consortium consisting of Mr. Liu, ChinaAMC Capital Management Limited, Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, to acquire all of our outstanding ordinary shares not currently owned by the consortium for $0.545 per ordinary share or $5.45 per ADS, subject to certain conditions.

On November 20, 2013, Tao Li, Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC, or the Teng Yue Partners Entities, a shareholder who owned 6.8% as of the date of this annual report on Form-20F, sent a letter to our independent committee urging it to reject the revised offer. Teng Yue Partners Entities has also engaged in formal discussions with members of the our board of directors and stated that they may also pursue legal actions to oppose the revised November 2, 2013 offer. If we were involved in legal actions with Teng Yue Partners Entities, it would divert the attention of our management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Upon the unanimous recommendation of our independent committee and unanimous approval of our board of directors, on April 18, 2014, we entered into an agreement and plan of merger, or the “Merger Agreement”, which would effectuate the going private proposal, with New iSoftStone Holdings Limited, or Parent, and New iSoftStone Acquisition Limited, a wholly owned subsidiary of Parent, or the Merger Sub. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub would merge with and into us, and we would survive as a wholly-owned subsidiary of Parent. Immediately after the completion of the merger, Parent will be beneficially owned by Mr. Liu, funds managed by China Everbright Investment Management Limited and certain other management members and shareholders of our company. In connection with and at the effective time of the merger, each ordinary share that is outstanding immediately prior to the effective time of the merger (including ordinary shares represented by ADSs) would be canceled and cease to exist, in exchange for the right for the former holder thereof to receive $0.57 (or, in the case of ADSs, each of which represent ten ordinary shares, US$5.70 per ADS), in cash, without interest and net of any applicable withholding taxes, except for (i) ordinary shares (including ordinary shares represented by ADSs) owned by New Tekventure Limited, or “Holdco”, Parent, Merger Sub or our company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or our company, (ii) ordinary shares (including ordinary shares represented by ADSs) reserved (but not yet allocated) by our company for settlement upon exercise of any company share awards, (iii) ordinary shares (including ordinary shares represented by ADSs) owned by the Rollover Shareholders and (iv) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, in each case immediately prior to the effective time of the merger, which ordinary shares (including ordinary shares represented by ADSs) would be cancelled and cease to exist without payment of any consideration or distribution therefor, subject to applicable dissenters rights.

The per ADS merger consideration to be paid in the merger represents a 17.8% over the closing price of US$4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that we announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing prices of the ADSs during the 30 trading days prior to June 6, 2013.

If the merger closes pursuant to the Merger Agreement, ADSs will no longer be listed on the NYSE and we would become a privately-held company beneficially owned by Mr. Liu, funds managed by China Everbright Investment Management Limited and certain other of our management members and shareholders of the Company. The Merger Agreement is subject to various customary closing conditions, including the approval by an affirmative vote of holders of our company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholders which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby, including the merger, and there can be no assurance that the Merger Agreement and the transaction contemplated thereby will be approved by our shareholders or successfully consummated on a timely basis, or at all.

In addition, our efforts to close the transactions contemplated by the Merger Agreement may have a number of adverse effects on us, whether or not the transactions close, including:

•	our announcement or the pendency of the merger may adversely impact our business relationships, operating results and business generally;

•	our management’s attention may be diverted from our ongoing business operations;

•	we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the merger, which may delay or prevent us from undertaking business or other strategic opportunities that may arise pending completion of the merger;

•	we may incur substantial amounts of costs, fees, expenses and charges related to the merger and the actual terms of the financing that will be obtained for the merger; and

•	litigation is frequently initiated in connection with “going private” transactions such as that contemplated in the Merger Agreement and we may face heightened risks of litigation, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between December 14, 2010 and April 22, 2014, the trading price of our ADSs on the NYSE ranged from $3.68 to $22.63 per ADS, and the last reported sale price on April 22, 2014 was $5.47 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2014 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see “Item 10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

A. History and Development of the Company

Overview

Our principal executive offices are located Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86-10-5874-9000 and our fax number is +86-10-5874-9002. Our main website is www.isoftstone.com. The information contained on this website is not part of this annual report.

We commenced operations in October 2001 through Beijing iSoftStone Technologies Ltd., or Beijing iSoftStone, a limited liability company established in China and majority owned by our founder Tianwen Liu. To enable us to raise equity capital from investors outside of China, in November 2005, we reorganized our corporate structure by establishing our current Cayman Islands holding company, iSoftStone Holdings Limited, or iSoftStone Holdings, and transferred substantially all the IT services business and related assets and liabilities of Beijing iSoftStone into iSoftStone WFOE, a wholly owned subsidiary of iSoftStone Holdings, in exchange for issuance of ordinary shares of iSoftStone Holdings to our founder Tianwen Liu and other shareholders of Beijing iSoftStone. Concurrently, because certain businesses primarily from PRC stated-owned entities cannot be conducted by foreign invested enterprises in China, iSoftStone WFOE entered into a series of contractual arrangements with Beijing iSoftStone and its shareholders to become its primary beneficiary and then to consolidate its financial results since the date of inception of Beijing iSoftStone. Beijing iSoftStone generated net revenues of $30,000, $9,000 and nil in the year of 2011, 2012 and 2013, respectively. We don’t expect it will generate significant amount of net revenues in the near future.

On December 17, 2010, we completed our initial public offering of 12,458,334 ADSs, each representing ten ordinary shares. Our ADSs are listed on NYSE under the symbol “ISS.” Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

We conduct our business primarily through the following subsidiaries:

•	iSoftStone WFOE, which is our primary operating entity and hosts our headquarters in Beijing, China. iSoftStone WFOE operates our China-based delivery platform and holds our China-based subsidiaries, including ISST, our consolidated subsidiary established together with Huawei, and our three key regional centers: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou.

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

iSoftStone Technology Service Co., Ltd.

In September 2012, we announced the planned formation of our consolidated subsidiary ISST together with Huawei. In January 2013, ISST became operational with a stated term of 50 years. We formed ISST to provide a broad range of IT services to Technology and Communications clients including the telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals, primarily located in China. Through ISST we will continue to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). iSoftStone WFOE and Huawei each owns 75% and 25% of the equity interests of ISST, respectively, with each contributing registered capital in cash of RMB75 million and RMB25 million, respectively. In conjunction with ISST’s formation, among other things, we realigned all our existing Huawei business and selected non-Huawei Technology and Communications business (including all personnel and intangible assets related thereto) to ISST, but excluding our U.S. businesses, certain Technology and Communications accounts mutually agreed to by Huawei and us and our product distribution and system integration services provided to international IT product vendors in connection with such vendors’ supplies to non-Technology and Communications clients. Huawei purchased services from ISST totaling RMB792 million in 2013 and agreed to purchase services from ISST totaling at least RMB950 million in 2014, and RMB1.2 billion in 2015, with good-faith discussions about additional business volumes for the years thereafter, subject to Huawei’s adjustment of the business volumes granted by it to ISST if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses. We have agreed that ISST’s non-Huawei client business revenues will be at least equal to the its Huawei-related revenues by the end of 2015 and for each year thereafter, failing which Huawei may reduce the business volumes granted by it to ISST on a pro rata basis. Huawei also agrees to provide ISST with certain supportive policies with respect to annual billing rate increase, gross margin, and shortening of payment cycle. For the first three years after its inception, ISST is not expected to pay dividends. iSoftStone WFOE is entitled to 100% of ISST’s profit in 2013 and 75% of ISST’s profit thereafter.

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

Going Private Transaction

On June 6, 2013, we received a preliminary, non-binding proposal from Mr. Liu, our Chief Executive Officer and chairman of our board of directors, and ChinaAMC Capital Management Limited, to acquire all of the outstanding ordinary shares (including ordinary shares represented by ADSs) not currently owned by Mr. Liu (and possibly other Rollover Shareholders) in a going private transaction at a price of $0.585 in cash per ordinary share or $5.85 in cash per ADS, subject to certain conditions. In response to the receipt of the preliminary, non-binding proposal, our board of directors formed a committee of independent directors composed of three of our independent directors, Tom Manning, Chung Kao Hsieh, and Al Noor Gulamali Abdulla Ramji to consider the proposal as well as any alternative proposals, and our independent committee retained a financial advisor and legal counsel to assist it in this process. On November 2, 2013, our independent committee received a revised offer from a consortium consisting of Mr. Liu, ChinaAMC Capital Management Limited, Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, to acquire all of our outstanding ordinary shares not currently owned by the consortium for $0.545 per ordinary share or $5.45 per ADS, subject to certain conditions.

On November 20, 2013, Tao Li, Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC, or the Teng Yue Partners Entities, a shareholder who owned 6.8% as of the date of this annual report on Form-20F, sent a letter to our independent committee urging it to reject the revised offer. Teng Yue Partners Entities has also engaged in formal discussions with members of the our board of directors and stated that they may also pursue legal actions to oppose the revised November 2, 2013 offer.

On April 18, 2014, we entered into the Merger Agreement, which would effectuate the going private proposal, with Parent and Merger Sub. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub would merge with and into us, and we would survive as a wholly-owned subsidiary of Parent.

In connection with and at the effective time of the merger, each ordinary share that is outstanding immediately prior to the effective time of the merger (including ordinary shares represented by ADSs) would be canceled and cease to exist, in exchange for the right for the former holder thereof to receive $0.57 (or, in the case of ADSs, each of which represent ten ordinary shares, US$5.70 per ADS), in cash, without interest and net of any applicable withholding taxes, except for (i) ordinary shares (including ordinary shares represented by ADSs) owned by Holdco, Parent, Merger Sub or our company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or our company, (ii) ordinary shares (including ordinary shares represented by ADSs) reserved (but not yet allocated) by our company for settlement upon exercise of any company share awards, (iii) ordinary shares (including ordinary shares represented by ADSs) owned by the Rollover Shareholders and (iv) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, in each case immediately prior to the effective time of the merger, which ordinary shares (including ordinary shares represented by ADSs) would be cancelled and cease to exist without payment of any consideration or distribution therefor, subject to applicable dissenters rights.

The per ADS merger consideration to be paid in the merger represents a 17.8% over the closing price of US$4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that we announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing prices of the ADSs during the 30 trading days prior to June 6, 2013.

Our board of directors, acting upon the unanimous recommendation of the independent committee, which is comprised solely of directors unrelated to our management or the buyer consortium, approved the Merger Agreement and the merger and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the merger. The independent committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

If the merger closes pursuant to the Merger Agreement, ADSs will no longer be listed on the NYSE and we would become a privately-held company beneficially owned by Mr. Liu, funds managed by China Everbright Investment Management Limited and certain other management members and shareholders of our company. The Merger Agreement is subject to various customary closing conditions, including the approval by an affirmative vote of holders of our company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our shareholder which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby, including the merger, and there can be no assurance that the Merger Agreement and the transaction contemplated thereby will be approved by our shareholders or successfully consummated on a timely basis, or at all.

We will prepare and file with the SEC a Schedule 13E-3 transaction statement, which will include a proxy statement containing, among other things, a description of the Merger Agreement and other important information about the transaction, our company and the other participants in the proposed going private transaction.

B. Business overview

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Our integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and Business Process Outsourcing (BPO), supports large corporations in China, North America, Europe and Japan. In 2013, our clients included 85 Fortune 500 companies, of which 34 were our Greater China clients and 51 were our Global clients. Increasingly we are seeking to grow our business on the basis of our strength in the domestic China market. Net revenues from our Greater China and Global clients accounted for 71% and 29% of our net revenues in 2013 and 64.0% and 36.0% of our net revenues in 2012.

Our service offerings are designed to address our clients’ business and IT needs. In Consulting & Solutions engagements, our consultants work closely with clients to identify their business needs and formulate solutions by leveraging multiple components of our IT Services and BPO offerings. Our IT Services offerings help clients maintain and enhance their legacy IT systems and develop and implement new applications. In BPO, we take ownership of managing clients’ non-core business processes, which typically are time and resource intensive, allowing them to focus on running and growing their core businesses. Our Consulting & Solutions, IT Services, and BPO service lines accounted for 33.4%, 63.1% and 3.5% of our net revenues in 2012 and 31.1%, 63.7% and 5.2% of our net revenues in 2013, respectively. We have also been proactively developing new service offerings in our Smart Business, which we define to include Digital Marketing, Digital Publishing, Smart City and Smart Enterprises, to help our clients leverage emerging technologies in big data, mobile, social networking and cloud computing to embrace market changes and business transformation.

We manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP; and their net revenue contributions were 27.3%, 36.4%, 20.9% and 9.4% of our net revenues in 2012 and 22.3%, 37.0%, 21.2% and 12.3% of our net revenues in 2013, respectively. The substantial majority of our Technology and Communications business is serviced by ISST since its formation in January 2013. Our vertically focused strategy has been central to our revenue growth, enabling us to develop a deep understanding of clients’ businesses and industry trends, and build solutions tailored to meet their individual business needs. As we deepen our penetration into each vertical, we are able to expand the scope and scale of engagements with our clients to better address their challenges.

We believe that we have built one of the largest sales and delivery platforms for IT services and solutions in China. In addition, our operations in the North America, Europe and Japan allow us to be close to the main offices of key Global clients. By combining onsite/onshore support with scalable and lower-cost offsite/offshore delivery, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. As of the date of this annual report, we had 31 sales and delivery centers, of which three are located in the U.S., one in Canada, two in Japan, one in Taiwan and 24 in China spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi.

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

We believe human resource management and planning is critical to our success. We are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees grew 28.5% in 2013 to 18,643 as of December 31, 2013. To improve the skill sets of our staff, we have established four dedicated internal training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For our middle and senior level management team, we recently launched ISS High Potential Program, which enables us to identify qualified management candidates, nurture the professional development of our management through systematic training, and promote them to appropriate leadership positions on a fast track.

In 2011, 2012 and 2013, our net revenues were $283.4 million, $381.1 million and $444.2 million, respectively. In 2011, 2012 and 2013, we had a net income of $19.1 million, a net income of $22.1 million and a net loss of $4.1 million, respectively. Our non-GAAP net income for 2011, 2012 and 2013, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in the fair value of the convertible notes derivatives, from our U.S. GAAP net income (loss), was $34.3 million, $37.1 million and $15.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

Our Service Offerings

We provide an integrated suite of IT services and solutions, including Consulting & Solutions, IT Services and BPO service lines. The following table sets forth our net revenues by service line for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Consulting & Solutions	$76.1	26,8%	$127.2	33.4%	$138.1	31.1%
IT Services	195.1	68.9	240.8	63.1	282.8	63.7
Business Process Outsourcing Services (BPO)	12.2	4.3	13.1	3.5	23.3	5.2

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

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

Recently, we see increasing demands in emerging technologies such as big data, mobile, social networking and cloud computing and in services and solutions of Digital Marketing, Digital Publishing, Smart City and Smart Enterprises. For example, an increasing number of PRC municipal governments are launching their “Smart City” projects, designed to improve the quality of public services by building a cross-agency data collection, information sharing, and collaborative decision-making platforms. This development is driving demand for cloud-enabled IT infrastructure and services such as data center hosting, shared services, and information exchange platform. We developed a suite of proprietary turnkey cloud computing solutions to support “Smart City”. These solutions help lead to new opportunities in IT Services and BPO.

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

The following table sets forth net revenues from the major components of our IT Services for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$97.4	49.9%	$127.1	52.8%	$168.2	59.5%
R&D Services	85.7	43.9	102.7	42.6	108.9	38.5
Infrastructure and Software Services	12.0	6.2	11.0	4.6	5.7	2.0

Total IT Services	$195.1	100.0%	$240.8	100.0%	$282.8	100.0%

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

Infrastructure and Software Services. Our infrastructure and software services typically involve the management of our clients’ systems from onsite or offsite locations. These services range from desktop management, data center management and information security management, to maintenance of third-party packaged software from vendors such as IBM, Microsoft and SAP. We help our clients build and maintain stable, reliable, secure, and cost-effective infrastructure to support their business strategies, while reducing risks and lowering overall costs.

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

Our Delivery Platform

We believe that we have built one of the largest sales and service delivery platforms for IT services and solutions in China, growing from 14 sales and delivery centers as of January 1, 2009 to 31 sales and delivery centers as of the date of this annual report, of which 24 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi. With this strong and diversified delivery platform, we are able to combine our onshore consulting and project management capabilities with scalable and lower-cost offshore delivery facilities that meet clients’ needs in a cost-effective manner while retaining significant operational flexibility. Our integrated onsite/onshore and offsite/offshore delivery model allows us to cost effectively and efficiently deliver our services to clients around the clock.

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

We were early to recognize the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labor costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this expansion as a competitive advantage that enables us to access local business opportunities, to increase our supply of high quality resources, to be nearer to many of our clients, and to build closer relationships with local governments, who are the main promoters of local industry transformation, technology innovations and urbanization in China. In 2013, we opened four new regional offices in Tier Two and Tier Three cities: Kunshan, Linyi, Renshou and Xiangyang. As of the date of this annual report, approximately 61% of our office space in China is located in Tier Two and Tier Three cities.

Our Clients

We were founded on the principle of Customer First. We have built long term relationships with large corporations in China, the United States, Europe and Japan. We are extremely proud of the quality and diversity of our clients. In 2013, 85 Fortune 500 companies chose iSoftStone as an IT outsourcing partner. In 2013, we had 55 clients that contributed net revenues exceeding $1.0 million. We have been able to grow with our clients by increasingly expanding the scope and size of our engagements. In addition, we are increasingly seeking to grow our business on the basis of our strength in the domestic China market.

The following table shows our net revenue breakdown by geographic markets for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$165.5	58.4%	$244.0	64.0%	$315.3	71.0%
Global:
United States	71.4	25.2	86.4	22.7	84.3	19.0
Europe	21.4	7.5	25.0	6.6	19.8	4.4
Japan	24.3	8.6	23.3	6.1	21.2	4.8
Others	0.8	0.3	2.4	0.6	3.6	0.8

Global total	117.9	41.16	137.1	36.0	128.9	29.0

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0

Highlights of our geographic market mix include:

•	We are a leading China-based IT services provider in China’s banking, insurance, communications and ETP industries, and we expect to see increased growth and investment activities in these industries in the foreseeable future. Despite China’s economic slow down in 2013, our business experienced growth in China. As one of the seven Priority Industries promoted by China’s 12th Five-Year Plan, the IT services industry is expected to attract significant investment in the next several years, which we believe will fuel our business growth in this market.

•	We saw a decline in business growth in the U.S. and European markets as the global economy has not yet fully recovered from the financial crisis. Given the uncertainties of the U.S. and European economy (especially given the lingering effects of the European debt crisis), intensified competition from Indian competitors in the international market and the anticipated higher growth of our businesses from Greater China clients, we expect our business in the U.S. and European markets to grow at a slower pace in the near future.

•	Our business in the Japanese market slightly declined in 2012 and 2013 due to the lingering weakness in Japan’s economy and a depreciating Yen, as well as the Sino-Japan geopolitical standoff. We do not anticipate that the Japanese market will experience a substantial recovery in 2014.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of clients. In 2011, 2012 and 2013, Huawei and Microsoft contributed 23% and 9%, 26% and 8%, and 29% and 8% of our net revenues, respectively. In aggregate, our top five clients accounted for 43.2%, 47.2% and 47.7% of our net revenues in 2011, 2012 and 2013, respectively. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We generate a significant portion of our revenues from a small number of major clients and any loss of business from these clients could reduce our revenues and significantly harm our business.”

Target Industry Verticals

As the IT services industry in China continues to mature, clients are looking for partners who understand their businesses and industry trends, and have solutions tailored to meet their individual business needs. By focusing our business around four industry verticals—Technology, Communications, Banking, Financial Services and Insurance, or BFSI, and Energy, Transportations and Public Sector, or ETP, we are able to understand the full context of our clients’ challenges and develop deep expertise to address their needs. Our Technology, Communications, BFSI and ETP verticals accounted for, in aggregate by client industry, 22.3%, 37.0%, 21.2% and 12.3%, respectively, of our net revenues in 2013. The following table sets forth our net revenues by client industry for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$85.6	30.2%	$104.2	27.3%	$98.9	22.3%
Communications	108.6	38.3	138.9	36.4	164.2	37.0
BFSI	57.9	20.4	79.7	20.9	94.4	21.2
ETP	14.8	5.2	36.0	9.4	54.5	12.3
Other	16.5	5.9	22.3	6.0	32.2	7.2

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

•	Technology. In the technology industry, our key clients include some of world’s leading software and hardware vendors, such as Microsoft, Lenovo, and IBM. We provide R&D, application development, and quality assurance and BPO services to these clients to help them quickly respond to market changes and accelerate the time to market for their products and technologies. In addition, we offer a go-to-market strategy, whereby we are able to incorporate their technologies into our solutions to other clients.

•	Communications. Communications has traditionally been our stronghold. Our clients span the entire telecommunications value chain, from handset manufacturers such as Sony China and Sharp, to carriers such as AT&T, China Mobile and China Telecom, and equipment suppliers such as Huawei and Alcatel-Lucent. We have built strong capabilities in network management, Business Operation Support Systems (BOSS), business intelligence, network-embedded products, network security products, and mobility. We believe that we are now a leading China-based provider of embedded software for smart terminals (smart phones, tablet PCs, and set-top boxes), customized smart terminal Operating Systems (OS), mobile applications, and mobile Internet services. Moreover, we have built our own mobile development tool—iMobot, and are actively making innovations in the field of mobile payment and mobile commerce to assist our communications clients in the rapidly evolving mobile eco-system.

•	BFSI. Through organic growth and acquisitions of personnel, we believe that we have become a leading China-based provider in this industry with an extensive client portfolio and comprehensive service offerings. In 2013, our clients included all four Tier One Chinese state-owned banks, other major banks in China, several leading banks and financial institutions in the U.S. and Europe, and the ten largest Chinese insurance companies. We provide our BFSI clients with a variety of consulting, IT, and BPO services.

•	ETP. ETP was our fastest growing industry vertical in 2013. We see ETP as a significant source for future growth, driven by two factors: first, global technology innovations around green energy; and second, the Chinese government’s efforts to improve the well-being of its citizens and upgrade the country’s technology infrastructure to meet the trends of urbanization and a growing middle-class. The key component of our ETP service offerings centers around our Smart City solution suites including smart healthcare, smart transportation, smart tourism and city command center.

Following the operation of ISST in January 2013, the substantial majority of our Technology and Communications business is conducted through ISST. In addition to Huawei, clients served through ISST include telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies and makers of computer software, semiconductors, and computer peripherals, primarily located in China. Through ISST we continue to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). Given the terms agreed to by Huawei, we believe ISST will continue to benefit iSoftStone and our shareholders strategically, financially, and operationally. In addition to securing a long-term, large-scale, and sustained business account from Huawei, it should help us strengthen our core competitiveness through the continued integration of the fragmented IT services industry in China.

We are constantly evaluating new technology trends and investing in business initiatives that have potential to become future growth drivers. We believe that two of our initiatives in particular have good growth potential: Digital Marketing and Smart City Solution Suites.

•	Digital Marketing. The new generation of digital consumers pervasively uses digital devices to be better informed, always stay connected, and more actively participate in their social networks. Enterprises need to rapidly evolve their customer and employee engagement strategies to capitalize on this new trend of consumer behavior. We have been closely monitoring the emergence of the digital consumer generation in China and actively developing digital marketing solutions. Through our digital marketing solutions, we provide full digital marketing services across the entire customer engagement life cycle—from tracking consumer behavior and analyzing consumer data to managing digital properties of clients’ brands or products.

•	Smart City Solution Suites. We believe that we are one of the pioneers and a leading China-based provider of one-stop integrated services for Smart City planning, construction and operations. In Smart City projects, we leverage our accumulated domain knowledge in technology, communications, public, healthcare and other industries and integrate capabilities in cloud computing, Internet of Things (IOT), mobile and big data. In addition, we have been building strategic partnerships with selected solution providers to expand our service offerings to satisfy a variety of needs from different municipalities that have embarked on urbanization processes. We currently participate in the planning and building of Smart City projects in Hubei, Jiangsu, Guangdong, Jilin, Gansu, Sichuan, Tianjin, Fujian and Shandong.

Human Capital

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China, and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 12,510, 14,512 and 18,643 employees as of December 31, 2011, 2012 and 2013, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from a variety of universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 24.8%, 23.8% and 19.8% in 2011, 2012 and 2013, respectively.

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

We provide ongoing training for both new college graduates and experienced staff, including technical training and certification coursework, as well as language and management training. We have four dedicated internal training centers alongside our sales and delivery centers in Wuxi, Tianjin, Guangzhou and Dalian. The students gain hands-on experience in these programs, and the top students often obtain employment with us after graduation. We are particularly focused on development of middle management and leadership. Our ISS High Potential Program is focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

Research and Development

We continue to invest in research and development to enhance our domain expertise and develop industry solutions with a view to improving our overall competitiveness. In 2013, we established iSoftSstone Innovation Research Institute as the engine of our technological transformation to drive our overall technology strategy, consolidate our R&D capacities and convert our innovation resources pool into a core asset. At the same time, we maintain more than ten Centers of Excellence (COEs) that focus on developing our core competence and service capabilities in key industries and technology areas, including Social Media, Mobility, Data Analytics, Cloud Computing, and Internet of Things. Currently, the COEs is a platform for us to continuously build competency for addressing business problems and developing solutions to more quickly and cost-effectively satisfy our clients’ requirements. As of December 31, 2013, we were selected to participate in a number of significant technological innovation projects in China, including Small and Medium Enterprise (SME) Cloud in Lanzhou and Logistics Cloud in Xiangyang.

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

Sales and Marketing Organization. We have invested in building a broad sales force and marketing team. As of December 31, 2013, our business development teams consisted of 342 full-time sales and marketing personnel, including 163 sales and account managers, each of whom is responsible for a designated sales region, industry vertical or client account. We group our sales offices by regions in China and globally, and we had sales offices in 26 major cities in China, as well as in the United States, Canada and Japan, as of December 31, 2013.We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Intellectual Property and Confidentiality

Protecting our IP rights and the IP rights of our clients is critical to our business. We have invested and will continue to invest in research and development to enhance our domain knowledge and create industry-specific solutions. As of December 31, 2013, we had seven patents, 256 software copyrights, nine trademarks and 15 domain names registered in China; six trademarks and one domain name registered in the United States; one domain name registered in Japan; 10 trademarks and two domain names registered in Taiwan; and we had 10 patent applications and three software copyright applicatons in China.

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

Technology and Infrastructure

We have invested significantly in building our technology and infrastructure. As part of our technology infrastructure, we have our own data centers in Beijing, Wuxi, Nanjing, Tianjin and Shenzhen to support company operations and also serve our clients with infrastructure services. We are building our enterprise private cloud platform to better support business growth and achieve lower costs. We are also investing in our own IT infrastructure with more advanced technologies in our new office in Beijing, such as a building automation system, Smart Card system, smart meeting system, video conferencing system and energy saving system.

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

We have achieved a wide range of recognition for our quality. We became ISO 9001:2011 certified in 2011. We continually refine our software development and project delivery methodologies, tools and techniques, and implement performance metrics to drive ongoing improvements in our service delivery.

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

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from enterprise income tax for its first two profitable years and a 50% reduction of its applicable enterprise income tax rate for the three following years. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import/export policies and preferential tax rates. iSoftStone Information Technology Co., Ltd., iSoftStone Information System Service Co., Ltd., Guangzhou iSoftStone Information Technology Co., Ltd., iSoftStone Information Technology Group (Wuhan) Co., Ltd., Shenzhen iSoftStone Technology Co., Ltd., iSoftStone Information Technology Group Chengdu Technology Co., Ltd., iSoftStone Technology Service Co., Ltd., iSoftStone Information System Service Yancheng Co., Ltd., Suzhou iSoftStone Information Technology Co., Ltd., Liaoyuan iSoftstone Information Technology Co. Ltd and iSoftStone Technology Service Wuxi Co., Ltd were recognized as software enterprises in July 2007, October 2007, August 2010, December 2011, March 2012, November 2012, November 2012, December 2012, December 2012, March 2013 and December 2013, respectively, and remain so as of the date of this annual report.

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

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of December 31, 2013, we had registered 256 software copyrights with the National Copyright Administration.

The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks. As of December 31, 2013, we had registered eight trademarks with the Trademark Office of the State Administration for Industry and Commerce in China.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Exchange Administrative Regulations and various rules and regulations promulgated by SAFE, the Renminbi is freely convertible under current account transactions, including the distribution of dividends, trade and service-related foreign exchange transactions. For foreign exchange transactions under capital account items, such as making inbound and outbound direct investment, borrowing foreign loans, repatriating investment and investment in securities outside of China, prior approval of or registration with SAFE or its local branches is required.

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

Regulations on Employee Share Options

According to regulations and rules issued by the People’s Bank of China and SAFE, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas listed companies with PRC citizens’ participation require approval from SAFE or its local counterpart. Domestic employees who are granted share options or shares by an overseas listed company are required to register with the relevant SAFE branch through a PRC agent and complete certain other procedures. Under the Stock Option Rule: (i) domestic employees include PRC citizens (inclusive of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and (ii) a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in asset custodian business and has been duly designated by a domestic company. The individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas-listed company which is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our domestic employees who have been granted share options or shares are subject to these rules and have completed registration with the Beijing SAFE according to these rules. In addition, the Ministry of Finance and the State Administration of Taxation has issued certain circulars concerning employee share options. Pursuant to the following circulars, our employees working in China who exercise share options will be subject to PRC individual income tax, and our PRC subsidiaries have an obligation to file documents related to employee share options with the relevant tax authorities and withhold individual income taxes resulting from the exercise of their share options:

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

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 43 operating subsidiaries in China, two operating subsidiaries in the United States, one operating subsidiary in Canada, one operating subsidiary in the United Kingdom, one operating subsidiary in Germany, one operating subsidiary in South Korea, two operating subsidiaries in Japan and one operating subsidiary in Hong Kong.

The following diagram illustrates our current corporate structure and the place of formation and the ownership of our major subsidiaries and affiliated entity as of the date of this annual report. All of our subsidiaries are 100% owned or controlled by us except for Beijing Guodian Ruantong Technology Co., Ltd., in which we have a 86.7% equity interest, Beijing Guodian Ruantong Jiangsu Technology Co., Ltd., in which we have a 86.7% equity interest, Lingdong Information Technology Co., Ltd., in which we have a 65% equity interest, Shandong Lingdong Information Technology Co., Ltd., in which we have a 65% equity interest, Jiangsu Lingke Information Technology Co., Ltd., in which we have a 65% equity interest, Sichuan Lingdong Information Technology Co., Ltd., in which we hold 80% equity interest through Lingdong Information Technology Co., Ltd., Beijing iSoftStone Jiewen Information Technology Co., Ltd., in which we have a 67% equity interest, Kaiying Information Technology Co., Ltd., in which we have a 90% equity interest, iSYS Information Technology Co., Ltd., in which we have a 65% equity interest, Suzhou iSoftStone Information Technology Co., Ltd., in which we have a 60% equity interest, iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, Tianjin iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, Nanjing iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, iSoftStone Technology Service Wuxi Co., Ltd., in which we have a 75% equity interest, Xi’an iSoftStone Technology Service Co., Ltd., in which we have a 75% equity interest, iSoftStone Technology Japan Inc., in which we have a 75% equity interest, iSoftStone Technology Service Shanghai Co., Ltd., in which we have a 75% equity interest, and Nanjing iSoftStone Information Technology Service Co. Ltd., in which we have a 75% equity interest.

(1)	Includes a series of contractual arrangements among iSoftStone WFOE, Beijing iSoftStone, and certain shareholders of Beijing iSoftStone, including an exclusive outsourcing agreement, an exclusive technology consulting and management service agreement, a trademark and software licensing agreement, an equity pledge agreement, and an irrevocable proxy.

D. Property, Plant and Equipment

Facilities

Our principal executive offices, comprising approximately 43,776 square meters of office space, are located at Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China. We acquired this facility in 2013 from a private equity fund and certain independent third parties in exchange for cash payments totaling $52.3 million and the assumption of $31.6 million in liabilities. TecPark Technology Development Co., Ltd., or TecPark, as a limited partner, owns 30% interest in the private equity fund which previously owned 99.9999% interest in our Beijing headquarters building. TecPark is a real estate company that is specialized in developing IT and software parks throughout China. TecPark is controlled by Mr. Jiadong Qu, who is a minority shareholder owning less than 5% of our shares upon closing of our initial public offering and less than 1% of our shares as of March 31, 2014. None of our officers or directors or their respective close family members has a direct or indirect ownership interest or serves as a director, officer or employee in TecPark.

Except for the facility in Beijing and Wuxi which is owned by us, we have leased all of our facilities from unrelated parties under leases with terms ranging from one to five years, and most of our leases are renewable at our option.

As of the date of this annual report, we had offices in 26 cities across the Greater China region, namely Beijing, Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Jinan, Kunshan, Lanzhou, Liaoyuan, Linyi, Nanjing, Renshou, Shanghai, Shenzhen, Shijianzhuang, Suzhou, Tianjin, Wuhan, Wuxi, Xi’an, Xiangyang, Yancheng, Zhenjiang and Taipei occupying an aggregate of 169,189 square meters. Outside of the Greater China region, we maintain offices in Boston, Kirkland (WA), New York, Toronto, Tokyo and Fukuoka, occupying an aggregate of 2,632 square meters.

The following table describes the space and uses of property for each of our facilities as of the date of this annual report:

Location	Space	Usage of Property
	(in square meters)
Greater China
Beijing	44,413	Delivery Center Headquarter Sales Office Data Center iSoftStone R&D Institute
Changsha	1,499	Delivery Center Sales Office
Chengdu	4,347	Delivery Center Sales Office
Dalian	3,000	Delivery Center Sales Office Training Center
Foshan	2,197	Delivery Center Sales Office
Guangzhou	3,684	Delivery Center Sales Office Training Center
Hangzhou	764	Delivery Center Sales Office
Jinan	537	Delivery Center Sales Office
Kunshan	4,300	Delivery Center Sales Office
Lanzhou	145	Sales Office
Liaoyuan	758	Delivery Center Sales Office
Linyi	2,800	Delivery Center Sales Office
Nanjing	16,165	Delivery Center Sales Office Data Center
Renshou	2,400	Delivery Center Sales Office
Shanghai	5,787	Delivery Center Sales Office
Shenzhen	16,213	Delivery center Sales Office Data Center
Shijiazhuang	128	Delivery Center Sales Office
Suzhou	278	Delivery Center Sales Office

Tianjin	8,009	Delivery Center Sales Office Data Center Training Center iSoftStone R&D Institute
Wuhan	5,052	Delivery Center Sales Office iSoftStone R&D Institute
Wuxi	37,738	Delivery Center Sales Office Data Center iSoftStone R&D Institute Training Center
Xi’an	6,090	Delivery center Sales Office
Xiangyang	954	Delivery Center Sales Office
Yancheng	1,499	Delivery center Sales Office
Zhenjiang	380	Delivery center Sales Office
Taipei	52	Delivery center Sales Office
Japan
Fukuoka	62	Delivery center Sales Office
Tokyo	184	Delivery center Sales Office
U.S.
Boston	246	Delivery center Sales Office
Kirkland (WA)	1,900	Delivery center Sales Office
New York	160	Delivery center Sales Office
Canada
Toronto	80	Delivery center Sales Office

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

A. Operating Results

Overview

We are a leading China-based IT services provider, serving both Greater China and Global clients. Revenues from our Greater China clients include all revenues from companies headquartered in Greater China, and revenues from Global clients include all revenues from companies headquartered outside of Greater China, including revenues from the Greater China-based operations of these overseas clients. Net revenues from our Greater China and Global client groups accounted for 58.4% and 41.6% of our net revenues in 2011, 64.0% and 36.0% of our net revenues in 2012, and 71% and 29% of our net revenues in 2013, respectively.

Our integrated suite of IT services and solutions includes IT Services (including application development and maintenance services, or ADM, R&D services, and infrastructure and software services), Consulting & Solutions and BPO services. Our IT Services, Consulting & Solutions and BPO service lines accounted for 68.9%, 26.8% and 4.3% of our net revenues in 2011, 63.1%, 33.4% and 3.5% of our net revenues in 2012, and 63.7%, 31.1% and 5.2% of our net revenues in 2013, respectively.

We organize and manage our business primarily around four target industry verticals: Technology; Communications; Banking, Financial Services and Insurance, or BFSI; and Energy, Transportation and Public sector, or ETP. Our Technology, Communications, BFSI, and ETP industry verticals accounted for 30.2%, 38.3%, 20.4% and 5.2% of our net revenues in 2011, 27.3%, 36.4%, 20.9% and 9.4% of our net revenues in 2012, and 22.3%, 37.0%, 21.2% and 12.3% of our net revenues in 2013, respectively. Since the formation of ISST in January 2013, most of our Technology and Communications business has been operated by ISST.

We have built one of the largest sales and delivery platforms for IT services and solutions in China. We have grown from 14 sales and delivery centers as of January 1, 2009 to 31 sales and delivery centers as of the date of this annual report, of which 24 are located in China, spanning Tier One cities, such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities, such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi. We also have operations in the North America, Europe and Japan that are close to the main offices of key Global clients.

Human resource management and planning is critical to our success, and we are committed to effectively recruiting, training, developing and retaining the best talent. Our total number of employees has grown from 4,205 employees as of January 1, 2009 to 18,643 employees as of December 31, 2013. To improve the skill sets of our staff, we have established four dedicated internal training centers, in Wuxi, Tianjin, Guangzhou and Dalian. For our middle and senior level management team, we recently launched ISS High Potential Program, which enables us to identify qualified management candidates, nurture the professional development of our management through systematic training, and promote them to appropriate leadership positions on a fast track.

Since inception, our net revenues have grown primarily through our organic business development efforts, supplemented by strategic acquisitions and alliances. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. Recent strategic acquisitions include: our January 2011 acquisition of iHealthStone Co., Ltd., or iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry; our August 2011 acquisition of Adventier, which enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities; our April 2012 acquisition of assets and business of Nanjing Jiangchen Science & Technology Co., Ltd., or Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT service capabilities in the entire electric power industry; our June 2012 acquisition of Abovenet International Inc., or Abovenet, which further strengthened our business intelligence and data services with more advanced capability and greater geography coverage; and our August 2013 acquisition of the real estate solution business from Beijing LDeasy Science & Technology Co., Ltd. which further strengthened our IT services and solutions targeted at the real estate industry.

In 2011, 2012 and 2013, our net revenues were $283.4 million, $381.1 million and $444.2 million, respectively. In 2011, 2012 and 2013, we had a net income of $19.1 million, a net income of $22.1 million and a net loss of $4.1 million, respectively. Our non-GAAP net income for 2011, 2012 and 2013, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in the fair value of the convertible notes derivatives from our U.S. GAAP net income (loss), was $34.3 million, $37.1 million, and $15.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this annual report.

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

Our results of operations are also expected to benefit from PRC government policies and regulations designed to foster the IT services industry in China. These policies and benefits are reflected in, among other things:

•	China’s IT services industry designation as a priority industry under the PRC government’s current Five-Year Plan, the central government’s strategic roadmap for economic development;

•	strong central, provincial and local government support for China-based IT services providers in the form of grants, subsidies, incentive and other awards for training, technology development, research and development and other infrastructure development;

•	favorable tax treatment and policies, including the tax policy announced in July 2010 exempting certain companies located in 21 jurisdictions, including Beijing, Shanghai, Guangzhou and Shenzhen, from paying a 5% business tax on income derived from contracts signed with offshore entities for providing information technology outsourcing, business processing outsourcing and knowledge process outsourcing services. The business tax exemption policy was replaced by a new national-wide value-added tax exemption policy announced on May 24, 2013 and later renewed on December 12, 2013 on income derived from the same above-mentioned services;

•	actions by the Chinese government to encourage state-owned enterprises to outsource more IT and non-core operational functions to enhance their competitiveness and efficiency; and

•	an increasing number of PRC municipal governments starting to implement their “Smart City” strategies and launching their “Smart City” projects, designed to improve the quality of local industry, environment protection as well as public services by building a cross-agency data collection, information sharing, and collaborative decision-making platforms. By the end of 2013, the PRC Ministry of Housing and Urban-Rural Development had announced 204 national Smart City pilot programs, as one of the government’s key initiatives to accelerate China’s urbanization process.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. For more information, please see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Government Subsidies”.

Our results of operations in any given period are more directly affected by company specific factors, including:

•	Revenue mix by service line. Our IT Services, Consulting & Solutions and BPO service lines accounted for 68.9%, 26.8% and 4.3% of our net revenues in 2011, 63.1%, 33.4% and 3.5% of our net revenues in 2012, and 63.7%, 31.1% and 5.2% of our net revenues in 2013, respectively. Our Consulting & Solutions service line has generally enjoyed higher margins, followed by our IT Services then BPO service lines. As the mix of services we deliver in any period will vary, we expect our margins will vary accordingly.

•	Our ability to deepen and expand our suite of service offerings while maintaining our high standard of quality. The breadth and depth of our service offerings impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals. Our future growth and success depend significantly on our ability to anticipate the needs of our clients and rapidly develop and maintain these capabilities, including relevant industry vertical domain knowledge and technological capabilities required to meet those needs, while maintaining our high standard of quality.

•	Diversity of our client base. In recent years, as we have expanded significantly in the IT services industry, we have diversified our client base of both Greater China and Global clients. In the twelve months ended December 31, 2013, our clients included 85 Fortune 500 companies, of which 34 were our Greater China clients and 51 were our Global clients. While we are seeking out new clients in each of our target industry verticals, we will continue to enhance our strategic relationships with our existing clients. Our five largest clients accounted for 43.2%, 47.2% and 47.7% of our net revenues in 2011, 2012 and 2013, respectively. The gain or loss of any significant client, or any significant change in the business volume from a significant client, will affect our results of operations.

•	Pricing of our services. For time-and-expense contracts, our billing rates are a key factor impacting our gross margins and profitability. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of delivery model (onsite/onshore or offsite/offshore) and the mix of experience levels of personnel on a particular project. Some larger clients receive reduced pricing through reduced billing rates. As a client relationship matures and deepens, we seek to maximize our billings and profitability by expanding the scope of services offered to the client and optimizing the mix of professionals providing services to that client. We are entering into a growing portion of our contracts on a fixed-price basis. Our ability to profitably price these contracts requires that we accurately assess the time and resources required for completing projects. Underestimating the required time and resources may result in cost overruns or mismatches in project staffing, thereby yielding lower profit margins than anticipated. Conversely, overestimating our costs may result in our submitting uncompetitive bids and inability to win business.

•	Effective retention and management of employees. Our ability to effectively retain and manage our employees will have an effect on our gross margin and our results of operations. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could also cause us to experience lower employee utilization resulting from a higher than expected number of idle employees. Our ability to effectively utilize our employees is typically improved by longer-term engagements due to increasing predictability of client needs over the course of the engagement. Our attrition rates were 24.8%, 23.8% and 19.8% in 2011, 2012 and 2013, respectively. A significant increase in our attrition rate could decrease our productivity and, in turn, our profitability.

•	Investments in our delivery platform. We have grown from 14 sales and delivery centers as of January 1, 2009 to 31 sales and delivery centers as of the date of this annual report, of which 24 are located in China, spanning Tier One cities such as Beijing, Shanghai and Shenzhen, as well as key Tier Two and Tier Three cities such as Changsha, Chengdu, Dalian, Foshan, Guangzhou, Hangzhou, Nanjing, Tianjin, Wuhan and Wuxi, and we have operations in the North America, Europe and Japan that are close to the main offices of key Global clients.Our integrated global delivery platform allows us to deliver our services through a blend of onsite/onshore and offsite/offshore model. Early on, we recognized the benefits of expanding into China’s Tier Two and Tier Three cities, which we view not just a cost-saving measure, even though labor costs tend to be lower in Tier Two and Tier Three cities. More importantly, we see this as a competitive advantage that allows us access to local business opportunities, to be nearer to our clients, and to build closer relationships with local governments who are the main promoters of local industry transformation, technology innovations and urbanization in China. Our ability to effectively utilize this robust delivery platform will significantly affect our results of operations in the future.

•	Investments in training and R&D. To develop deeper industry knowledge and deeper understanding of our clients’ needs and more quickly and cost-effectively address our clients’ requirements while maintaining the high quality standard of our services, we continually invest in training and research and development. We have four dedicated internal training centers alongside our sales and delivery centers in Wuxi, Tianjin, Guangzhou and Dalian. In addition, we continuously invest in R&D to enhance our domain knowledge and improve our competitiveness. Among other activities, we established four iSoftStone R&D institutes in Beijing, Tianjin, Wuhan and Wuxi and have leveraged our R&D efforts to build a library of industry-specific proprietary software modules for our use in the delivery of our services. We expect that our ability to effectively utilize our training and R&D capabilities will significantly affect our results of operations in the future.

•	Impact of strategic alliances and business acquisitions (including ISST). We have pursued and may continue to pursue strategic alliance and acquisition opportunities to expand our geographic presence, establish or deepen client relationships, increase our service offerings and capabilities and enhance our industry and technical expertise. For example, our acquisition of Adventier in 2011 enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities, and our acquisition of Abovenet in 2012 further strengthened our business intelligence and data services with more advanced capability and greater geography coverage. Our ability to successfully identify, execute, integrate and manage new alliances and acquisitions can have a significant effect on our results of operations. We often enter into strategic alliances with Global technology clients as they are expanding into the China market. Examples of these strategic alliances include our partnership with IBM to build Cloud Center of Excellence in cities like Foshan, Liaoyuan, Lanzhou and Xiangyang. The strategic formation of ISST is expected to favorably impact our financial results and operations in future periods with expected benefits including: Huawei revenue commitments totaling at least RMB650 million in 2013 (RMB792 million was realized in 2013), RMB 950 million in 2014, and RMB1.2 billion in 2015, with good-faith discussions about additional business volumes for the years thereafter (subject to reduction if ISST fails to meet Huawei’s general requirements in terms of service quality, delivery schedule or reasonable level of cost and expenses or if ISST’s non-Huawei client business revenues are less than its Huawei-related revenues by the end of 2015 and for each year thereafter); Huawei’s commitment to provide ISST with certain supportive policies with respect to annual billing rate increases, gross margin, and shortening of payment cycle; and opportunities to leverage Huawei’s leading market position in the Technology and Communication sections to further deepen our domain knowledge and expand our business (both domestically in the PRC and globally). Please see “Item 4. Information on the Company—A. History and Development of the Company—iSoftStone Technology Service Co., Ltd.” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not continue to realize the anticipated benefits of iSoftStone Technology Service Co., Ltd. , or ISST, which we formed together with Huawei” for more information.

•	Seasonality. Our business is also affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their IT budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our net revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

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

To assist in identifying revenue attributable to recent acquisitions in any period and in evaluating comparable period results, in recent periods we have begun to track organic and acquired revenues. For purposes of period-over-period comparisons, revenues from acquisitions completed within 12 months of the relevant period end are deemed acquired revenues and subtracted from total period revenues to determine organic revenues for the respective period. Of the $381.1 million and $444.2 in total net revenues for 2012 and 2013, 99.1% and 99.7% were organic, with acquisitions completed within the 12-month period preceding December 31, 2012 and 2013, as appropriate, contributing the remaining 0.9% and 0.3% of the total net revenues. In future periods, depending on the acquisition structure, size and the speed with which an acquired business is integrated into our existing business or other factors, it may not be practicable or meaningful to distinguish acquired revenues.

The following are what we believe our most significant recent acquisitions:

•	In January 2011, we acquired iHealthStone, which enhanced our capability in providing IT services to Greater China and Global clients in the healthcare industry.

•	In August 2011, we acquired Adventier, which enhanced our end-to-end service offerings, including ERP consulting and delivery capabilities.

•	In April 2012, we acquired assets and business of Jiangchen, which strengthened our capabilities and domain knowledge in electric power distribution and broadened our IT services capabilities in the entire electric power industry.

•	In June 2012, we acquired Abovenet, which further strengthened our business intelligence and data services with more advanced capability and greater geography coverage.

•	In May 2013, we acquired Beijing Ruantong Xutian Technology Development Co., Ltd., or “Ruantong Xutian”, which owned the facility that we previously leased as our headquarters.

•	In August 2013, we acquired the real estate solution business from Beijing LDeasy Science & Technology Co., Ltd., which further strengthened our IT services capabilities in the real estate industry.

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

Certain Income Statement Line Items

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. In recent years, we have experienced rapid growth and significantly expanded our business. We are subject to business taxes at a rate of 5% of total revenues for certain types of contracts. Our net revenues increased from $283.4 million in 2011 to $381.1 million in 2012 and $444.2 million in 2013, or 34.5% and 16.6% growth, respectively. We discuss below the breakdown of our net revenues by service line, geographic markets, client industry, major clients and pricing method.

Net Revenues by Service Line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance services, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) BPO services. The following table presents our net revenues by service line for 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
IT Services	$195.1	68.9%	$240.8	63.1%	$282.8	63.7%
Consulting & Solutions	76.1	26.8	127.2	33.4	138.1	31.1
BPO Services	12.2	4.3	13.1	3.5	23.3	5.2

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

IT Services. Historically, IT Services has represented the substantial majority of our net revenues. Our net revenues from IT Services increased significantly in absolute terms as a result of our strengthened ability to increase the number and scope of our engagements with our major IT Services clients and the strong demand for outsourced technology services. The following table sets forth our net revenues by the major components of our IT Services for 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues	Net Revenues	% of IT Services Net Revenues
	(dollars in millions, except for percentages)
ADM Services	$97.4	49.9%	$127.1	52.8%	$168.2	59.5%
R&D Services	85.7	43.9	102.7	42.6	108.9	38.5
Infrastructure and Software Services	12.0	6.2	11.0	4.6	5.7	2.0

Total IT Services net revenues	$195.1	100.0%	$240.8	100.0%	$282.8	100.0%

Key drivers for growth in particular IT Services components include:

•	Greater China clients’ increasing adoption of technology outsourcing and desire to engage with China-based companies as their providers;

•	Global clients’ increasing their focus on China as a long-term growth market for their own products and services and increasing acceptance of China as a primary or complementary location for delivery of IT services;

•	a growing willingness by independent software vendors and hardware original equipment manufacturers, or OEMs, to outsource product development;

•	a growing willingness of our existing clients to engage us to provide additional services which they may not have purchased from us or others previously; and

•	strategic alliances and business acquisitions, such as our formation of ISST in 2013 deepening our client relationship with Huawei and significantly increasing the growth of our ADM and R&D service lines.

Consulting & Solutions. We have provided Consulting & Solutions services since our inception. Our industry expertise and technical know-how in targeted industry verticals have enabled us to grow our Consulting & Solutions revenues by delivering solutions designed to improve a client’s technology functionality, business performance and overall competitiveness. From 2011 to 2013, we won an increasing number of Smart City Consulting & Solutions service projects in Chinese domestic public sector in various Tier Two and Tier Three cities in China and we expect that these types of Consulting & Solutions businesses will continue to be one of our growth drivers in the future. Our Consulting & Solutions engagements are often strategic in nature and involve frequent contact with c-level executives. Consulting & Solutions engagements also help us identify and secure additional opportunities to offer clients complementary IT Services. Key investments in this service line include development of industry-specific solutions and strategic hires and acquisitions to obtain critical domain expertise.

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

Net Revenues by Geographic Markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others), which accounted for 58.4% and 41.6% of our net revenues in 2011, 64.0% and 36.0% of our net revenues in 2012, and 71% and 29% of our net revenues in 2013, respectively. We record our net revenues based on the headquarters of our clients, irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. The following table sets forth our net revenues by geographic market for 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Greater China	$165.5	58.4%	$244.0	64.0%	$315.3	71.0%
Global:
United States	71.4	25.2	86.4	22.7	84.3	19.0
Europe	21.4	7.5	25.0	6.6	19.8	4.4
Japan	24.3	8.6	23.3	6.1	21.2	4.8
Others	0.8	0.3	2.4	0.6	3.6	0.8

Global total	117.9	41.6	137.1	36.0	128.9	29.0

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

The table above reflects, among other things, the strength of our Greater China business during the recent economic crisis.

We expect sales to our Greater China clients to grow as they continue and increase outsourcing to third-party IT services providers to achieve the benefits associated with outsourcing, such as the ability to focus on their core businesses, leverage best-in-class systems knowledge and benefit from operational efficiencies over time. At the same time, we expect that sales to our Global clients to remain flat compared to Greater China sales, primarily due to the uncertainty in Europe and Japan’s economic recovery. In the long run, however, we believe Global clients will continue to increase their focus on China as a long-term growth market.

Net Revenues by Client Industry

To date, we have focused on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: Technology, Communications, BFSI and ETP.

The following table sets forth our net revenues by client industry for 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Technology	$85.6	30.2%	$104.2	27.3%	$98.9	22.3%
Communications	108.6	38.3	138.9	36.4	164.2	37.0
BFSI	57.9	20.4	79.7	20.9	94.4	21.2
ETP	14.8	5.2	36.0	9.4	54.5	12.3
Other	16.5	5.9	22.3	6.0	32.2	7.2

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

Historically, a substantial majority of our net revenue are from clients in the technology industry and the communications industry, which includes both telecommunications operators and communications equipment vendors. The substantial majority of our Technology and Communications business is conducted by ISST. With the long-term, large-scale and sustained business account we secured from Huawei in connection with the operation of ISST, we expect combined net revenue from our clients in the technology industry and the communications industry to continue to grow. In the future, we expect to focus increasingly on serving clients in a broader range of industries, including a greater focus on BFSI and ETP. With increased focus on these industries, we expect net revenue from these industries to grow significantly.

Net Revenues by Key Clients

We have grown with our clients by increasingly expanding the scope and size of our engagements, and we have grown our key client base both by our internal business development efforts and through strategic acquisitions. From 2011 to 2013, we increased the number of clients generating over $1.0 million in annual net revenues from 45 in 2011 to 49 in 2012 and 55 in 2013, and we increased the number of clients generating over $3.0 million in annual net revenues from 13 in 2011 to 17 in 2012 and 18 in 2013. The following table sets forth total net revenues contributed by our top five and top ten clients for 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Top five	$122.4	43.2%	$180.0	47.2%	$211.9	47.7%
Top ten	$153.1	54.0%	$222.0	58.2%	$261.9	59.0%

In 2011, 2012 and 2013, Huawei contributed 22%, 26% and 29% of our net revenues, respectively.

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not their exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Pricing Method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our BPO services, on the basis of volume of work processed for our clients. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved, and the business outcomes our clients are looking to achieve. We derive a majority of our net revenues on a fixed-price basis, which our clients in Greater China typically prefer. The following table sets forth out net revenues by pricing method for2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$107.3	37.9%	$142.5	37.5%	$160.9	36.3%
Fixed-price basis	172.7	60.9	235.9	61.9	277.1	62.4
Volume basis (BPO)	3.4	1.2	2.7	0.6	6.2	1.3

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%
Cost of revenues
Salary and compensation expenses	139.8	49.4	197.0	51.7	250.2	56.3
Subcontracting costs	24.1	8.5	30.7	8.1	31.0	7.0
Rental expenses	5.6	2.0	8.4	2.2	9.8	2.2
Travel and transportation expenses	4.0	1.4	6.4	1.7	3.7	0.8
Depreciation and amortization expenses	4.1	1.4	5.1	1.3	8.3	1.9
Other	3.5	1.2	3.9	1.0	5.3	1.2
Total cost of revenues	181.1	63.9	251.5	66.0	308.3	69.4

Gross profit and gross margin	$102.3	36.1%	$129.6	34.0%	$135.8	30.6%

Cost of Revenues

The principal component of our cost of revenues is salaries and other compensation expenses, including share-based compensation expenses. Salary and compensation expenses for senior management who are not directly responsible for performing client services, business development personnel and other personnel involved in support functions are included in operating expenses. Our salary and compensation expenses increased by 40.9% from $139.8 million in 2011 to 197.0 million in 2012 and by 27.0% to $250.2 million in 2013.

A significant majority of our employees are located in China, where labor costs in the IT services industry are relatively low compared to more developed nations. Within China, labor costs vary across different regions, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. Early on, we recognized the cost benefits of expanding into China’s Tier Two and Tier Three cities and have increased the proportion of our employees in sales and delivery centers in cities with lower wage levels. For example, as of the date of this report, we had established 21 sales and delivery centers in Tier Two and Tier Three cities across China. As wages in China continue to increase, we may experience increases in our labor costs for all levels of our employees. We seek to maintain compensation levels in accordance with prevailing trends in our industry. Additionally, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. We expect to continue to offset our labor costs by leveraging the benefits of government subsidies, which has resulted in lower salary and compensation expenses as a percentage of revenue.

Subcontracting costs reflect purchases of certain implementation services and, to a lesser extent, hardware and software from third parties. These expenses have varied from period to period, primarily as result of our project-by-project assessment of the need for subcontracting services.

Other expenses included in cost of revenues include rental expenses, travel and transportation expenses, and depreciation and amortization expenses. As we moved into our new, owned Beijing office in June 2013, we expect our rental expenses to significantly decrease in absolute dollar terms and as a percentage of revenues, but with an expected increase in depreciation expense on, and amortization of the leasehold improvements at the new building.

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

Operating Expenses

Our operating expenses principally consist of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth our operating expenses in 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
General and administrative expenses	$50.7	17.9%	$63.3	16.6%	$85.2	19.2%
Selling and marketing expenses	27.7	9.8	32.9	8.6	34.1	7.7
Research and development expenses	3.7	1.3	5.0	1.3	7.7	1.7

Total operating expenses	$82.1	29.0%	$101.2	26.5%	$127.0	28.6%

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

We expect our general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our relocation to our newly owned Beijing office in June 2013, we expect our rental expenses to significantly decrease in absolute dollar terms and as a percentage of revenues, but with an expected increase in depreciation expense on and amortization of the leasehold improvements at, the building.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and compensation expenses, including share-based compensation expenses, relating to our sales and marketing personnel, and also include amortization expenses, entertainment, travel and transportation, and other expenses relating to our marketing activities. Our selling and marketing expenses in 2011, 2012 and 2013 included $2.2 million, $2.2 million and $1.9 million, respectively, in amortization expenses related to the intangible assets of our acquired entities, primarily of acquired client bases. While we expect our selling and marketing expenses to increase in absolute terms as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth.

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

Change in Fair Value of Contingent Consideration in connection with Business Combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $1.1 million in 2012 and $0.3 million in 2013. The amount of $1.1 million in 2012 mainly included $0.5 million and $0.4 million related to our acquisition of Adventier and Abovenet, respectively. The fair value of contingent consideration was reassessed at each reporting date until it was settled and the change in fair value was charged to the statement of operations. The amount of $0.3 million in 2013 mainly included $0.1 million, $66,000 and $60,000 related to our acquisition of Jiangchen, Adventier and Abovenet.

Other expenses

We recorded other operating loss of $4.1 million in 2013. We acquired 100% equity interest of Ruantong Xutian which owned the facility that we leased as our headquarters in August 2012 and consolidated its financial statements starting from the second quarter of 2013. Under U.S. GAAP, the preexisting rental contract was deemed in effect terminated upon consolidation and a loss equal to the deposit amount of $4.1 million was recognized in 2013.

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

Government subsidies are recorded as receivables when the approval documents are obtained from the local government authorities and we have the right to receive the subsidies. Subsidies intended to compensate for specific expenditures are recognized in our statement of operations as deductions to the cost of revenues and related expenses when the receivable is booked. Subsidies not intended to compensate for specific expenditures are recognized as other operating income when the receivable is booked.

Early on, we sought to identify and benefit from the various government incentives, subsidies and other efforts designed to promote growth of the IT services industry in China. Government subsidies are reflected in our consolidated statement of operations for 2011, 2012 and 2013 as (i) a reduction to related expenses, primarily cost of revenues, of $12.3 million, $17.0 million and $12.6 million, respectively, and (ii) other income of $1.8 million, $1.1 million and $1.2 million, respectively.

Interest Expense

Our interest expenses have arisen from our short-term bank borrowings, primarily at fixed interest rates, and, historically, accrued interest on our convertible notes. Our interest expense in 2011, 2012 and 2013 was $1.4 million, $2.0 million and $9.0 million, respectively. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. Our interest expense of $2.0 million in 2012 was incurred on short-term bank borrowings. Our interest expense of $9.0 million in 2013 was incurred on short-term and long-term bank borrowings. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares. After the first quarter of 2011, when the conversion was completed, there has no longer been an impact on our statement of operations from (i) the change in fair value of convertible notes derivatives or (ii) accrued interest expenses on our convertible notes. The increase of interest expense from 2011 to 2012 was due to more short-term bank loans borrowed to supplement our working capital needs. The increase of interest expense from 2012 to 2013 was due to more short-term and long-term bank borrowings to fund our working capital, office building, and business acquisition needs.

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

Income Tax Expense

We incurred income tax expense of $0.3 million, $4.4 million and $1.3 million in 2011, 2012 and 2013, respectively. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense. In 2012, we incurred higher income tax expenses as the tax exemptions and tax holidays for some of our operating entities in China expired by the end of 2011. In 2013, we incurred less income tax expenses as a result of less taxable income. Consistent with these trends in 2013, we expect to incur income expenses in the foreseeable future.

Share-Based Compensation Expenses

During 2011, 2012 and 2013, we recognized share-based compensation expenses in connection with option grants, share unit grants, restricted share grants, arrangements with respect to unvested shares and reprice of the exercise price of certain outstanding employee options. The following table sets forth the share-based compensation expenses recognized as part of cost of revenues, general and administrative expenses, selling and marketing expenses and research and development expenses, respectively, during 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$307	$509	$493
General and administrative expenses	7,611	8,972	10,866
Selling and marketing expenses	1,225	1,441	1,351
Research and development expenses	188	198	122

Total share-based compensation expenses	$9,331	$11,120	$12,832

Option Grants

We adopted our 2008 Share Incentive Plan, or the 2008 Plan, in March 2008 and subsequently amended it in September 2010. We adopted our 2009 Share Incentive Plan, or the 2009 Plan, in December 2009, and subsequently amended it in April and September 2010. As of March 31, 2014, options to purchase 22,346,670 ordinary shares are outstanding under our 2008 Plan and options to purchase 38,712,201 ordinary shares are outstanding under our 2009 Plan.

We adopted our 2010 Performance Plan, or the 2010 Plan, in November 2010, and subsequently amended it in October 2013. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan was initially 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. On October 8, 2013, our board of directors approved a 5,000,000 ordinary share increase to the existing share limit under the 2010 Plan for future incentive purposes. In light of this increase and the pending going private transaction, in 2014 our board of directors established that the ordinary shares available for grant under the 2010 Plan should not automatically increase on January 1, 2014. As of March 31, 2014 (giving effect to such board determination), the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 1,274,253 and options to purchase 85,293,900 ordinary shares and awards with respect to 151,437 restricted shares and 7,339,835 share units are outstanding under the 2010 Plan.

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

In 2013, we granted 8,294,350 options to employees under the 2010 Plan. In 2013, we recognized $5.6 million in related share-based compensation expense in connection with existing option grants. Based on existing option grants as of December 31, 2013, we had a total of $5.7 million unrecognized compensation expenses related to unvested options, which we expect to recognize over a weighted averaged period of 0.9 years with the graded vesting schedule using the straight-line method. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods.

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

On October 24, 2013, our Compensation Committee revised the exercise price for 29.9 million outstanding employee share options share held by certain non-U.S. holders and 8.5 million outstanding employee share options held by certain U.S.holders. In respect of 29.9 million outstanding employee share options with an original exercise price of $0.5 to $0.65 per share held by certain non-U.S. holders, the respective exercise price was reduced to $0.456 per share. In respect of 8.5 million outstanding employee share options with an original exercise price of $0.5 to $0.65 per share held by a limited number of U.S.holders, the respective exercise price was reduced to $0.518 per share. As part of this repricing, the repriced options (whether or not previously vested) were amended such that the repriced options were unvested and will vest on the later to occur of July 24, 2014 or the original vesting date of such outstanding option, subject in each case to the holder’s continued employment or service with us or one of our subsidiaries through the applicable new vesting date. The above actions were accounted for as a share option modification and required the remeasurement of the fair value of these share options. The remeasurement resulted in a total incremental share-based compensation of $1.4 million, of which $1.2 million was recognized in the year ended December 31, 2013 and the remaining is to be recognized ratably over the remaining vesting period of the awards.

Nonvested Shares

We entered into the arrangements described below which constitute share-based compensation arrangements with respect to nonvested shares and resulted in share-based compensation expense:

•	From 2006 to 2010, we granted 1,580,764 ordinary shares, in aggregate, to certain employees in connection with the acquisition of Beijing Kebao in 2006, the acquisition of the IT services business of MDCL-Frontline (China) Ltd., or MDCL, in 2009 and the employment of certain other employees, subject to a right of return in our favor for free if the grantees terminated their employment within a period of 24-36 months. These arrangements were treated as a share-based compensation. In 2011, 2012 and 2013, we recognized $7,000, nil and nil in related share-based compensation expense in connection with these arrangements.

For 2013, the total unrecognized compensation expense relating to the nonvested shares was nil.

Share Units

In 2013, we granted 11,761,592 share units to some employees, directors and non-employees under the 2010 Plan. In connection with the above-described repricing, we also granted 1,011,800 share units under the 2010 Plan to certain U.S. holders of the repriced options to offset the impact of U.S. tax law limitations preventing the repricing of their repriced options to a price below the fair market value of our ordinary shares on the repricing’s effective date. In 2013, we recognized $7.1 million in related share-based compensation expense in connection with these arrangements.

Based on existing unvested shares units as of December 31, 2013, we had a total of $3.3 million unrecognized compensation expenses related to unvested shares units which we expect to recognize over a weighted average period of 2.7 years using the straight-line method under the graded vesting schedule.

Restricted Shares

In 2013, we did not grant any restricted shares to our employees under the 2010 Plan.

Based on existing unvested restricted shares as of December 31, 2013, we had a total of $0.2 million unrecognized compensation expenses related to unvested restricted shares which we expect to recognize over a weighted average period of 1.3 years using the straight-line method under the graded vesting schedule.

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

Amortization of Intangible Assets

The following table sets forth the amortization of intangible assets (comprised of client base, contract backlog, software copyright and non-compete arrangements) recognized as part of our cost of revenues and selling and marketing expenses for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$1,213	$1,280	$1,181
Selling and marketing expenses	2,219	2,168	1,888

Total intangible amortization expenses	$3,432	$3,448	$3,069

We expect to recognize amortization expenses of $1.9 million, $1.3 million, $0.7 million, $0.3 million, $0.1 million and $48,000 for the years ending December 31, 2014, 2015, 2016, 2017, 2018 and 2019, respectively. These amortization expenses are primarily a result of amortization of intangible assets related to historical acquisitions.

Taxes and Industry Incentive Policies

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

United States; Canada; Japan; Taiwan; Germany; United Kingdom; Korea, Hong Kong

Our U.S. subsidiaries, iSoftStone Inc. and iSoftStone LLC, are subject to U.S. federal income taxes at graduated tax rates from 15% to 39%.

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

Our Korean subsidiary, iSoftStone Korea Inc., is subject to Korean income taxes at 13%, 13% and 13% for the years ended December 31, 2011, 2012 and 2013, respectively.

Our Hong Kong subsidiary, iSoftStone Hong Kong Limited, is subject to Hong Kong income taxes of 16.5%.

China

Our PRC subsidiaries are incorporated in the PRC and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or high or new technology enterprises located in certain high-tech zones of China. iSoftStone WFOE, as a new technology enterprise, was granted a six-year tax holiday commencing from 2006, which entitles it to a three-year income tax exemption followed by a three-year 50% enterprise income tax rate reduction. Under the Enterprise Income Tax Law effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the Enterprise Income Tax Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the Enterprise Income Tax Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. iSoftStone WFOE, as an enterprise established before the promulgation date of the Enterprise Income Tax Law, is entitled to enjoy its exemption of enterprise income tax in 2008 and 50% tax reduction in 2009, 2010 and 2011. The Enterprise Income Tax Law and its implementation regulations also permit qualified “high-tech enterprises” to enjoy a reduced 15% enterprise income tax rate. iSoftStone WFOE and Shanghai Kangshi obtained the qualification certificates of high-tech enterprise status in 2008 with a valid period of three years from 2008 to 2010, and therefore they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as a high-tech enterprise. iSoftStone WFOE and Shanghai Kangshi renewed their respective qualification certificate of high-tech enterprises in 2011. The local tax bureau has confirmed that the 50% reduction may be applied to the 15% preferential rate that iSoftStone WFOE enjoys as a qualified high-tech enterprise, notwithstanding a tax circular issued by the State Administration of Taxation that deals with whether these tax benefits are mutually exclusive. As a result of the foregoing preferential tax treatments and its continuous qualification as a high-tech enterprise, iSoftStone WFOE was exempted from enterprise income tax for 2008 and was subject to enterprise income taxes of 7.5% for the years 2009 to 2011, 15% for the years 2012 and 2013, respectively. Shanghai Kangshi as a qualified high-tech enterprise, was subject to enterprise income tax at a rate of 15% from 2008 to 2013. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The discontinuation or revocation of the preferential tax treatments and government incentives available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.”

Under the Enterprise Income Tax Law and its implementation regulations, a newly established software enterprise is entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. iSoftStone Information System Service Co., Ltd. has been recognized as a newly established software enterprise and was entitled to an enterprise income tax exemption for 2008 and 2009, and a 50% enterprise income tax rate reduction for 2010, 2011 and 2012, based on the statutory enterprise income tax rate of 25%, if it can maintain its qualification as a software enterprise. In addition, iSoftStone Information System Service Co., Ltd. was recognized as a key software enterprise from 2010 to 2012 and was entitled to a reduced income tax rate of 10% from 2010 to 2012 according to a Notice regarding Several Preferential Policies for Enterprise Income Tax promulgated by the Ministry of Finance and the State Administration of Taxation on February 22, 2008. The key software enterprise status is granted on an annual basis by the relevant government authority in China, iSoftStone Information System Service Co., Ltd. had not obtained the approval of key software enterprise status for 2012 until we filed our annual report, and therefore a tax rate of 12.5% was used in our provisional enterprise income tax filings in 2012. However, we obtained the approval after the filing date in 2013 and therefore reversed the over-reported income tax in 2013. Similarly, iSoftStone Information Technology Co., Ltd., which qualified as a software enterprise, is entitled to an enterprise income tax exemption for 2010 and 2011, and a 50% enterprise income tax rate reduction for 2012, 2013 and 2014, based on the statutory enterprise income tax rate of 25%. In addition, iSoftStone Information Technology Co., Ltd. was recognized as a key software enterprise from 2011to 2014 and was entitled to a reduced income tax rate of 10%. As we had not obtained the approval of key software enterprise for 2012 until we filed our annual report, we used 12.5% in our provisional enterprise income tax filings in 2012. We obtained the approval after the filing date in 2013 and therefore reversed the over-reported income tax in 2013. In addition, iSoftStone Guangzhou qualified as a software enterprise and enjoyed a two-year tax exemption from 2012 to 2013, and will subject to a reduced tax rate of 12.5% for the period from 2014 to 2016. Our several other subsidiaries in China are also qualified as newly established software enterprises, and therefore will be entitled to the two-year tax exemption followed by three-year 50% tax rate reduction from its first profit-making year respectively.

In addition, the PRC government has provided various incentives to companies in the software industry and to certain qualified technology related transactions in order to encourage development of the software and technology related industries in China. A number of our PRC subsidiaries currently receive value-added tax, or VAT, rebates, business tax and VAT exemptions in addition to the preferential enterprise income tax treatments as described above. For some of our software solutions, we are entitled to receive a 14% VAT rebate on the total VAT payable at the rate of 17% if we have registered the copyright for these solutions in China and have met certain government authorities’ requirements. We record the VAT rebate as revenue when we pay the relevant VAT and properly file the rebate application to tax authority when the related rebates become receivables. In addition, we were exempted from business taxes and VAT for revenues generated from technology development, transfer and related consulting services.

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

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2013 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

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

	Year Ended December 31,
	2011		2012		2013
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in thousands, except percentages)
Net revenues:	$283,417	100.0%	$381,144	100.0%	$444,195	100.0%
IT Services	195,142	68.9	240,753	63.1	282,796	63.7
Consulting & Solutions	76,039	26.8	127,227	33.4	138,132	31.1
Business Process Outsourcing Services	12,236	4.3	13,164	3.5	23,267	5.2
Cost of revenues (1)(2)(3)	(181,121)	(63.9)	(251,540)	(66.0)	(308,349)	(69.4)

Gross profit	102,296	36.1	129,604	34.0	135,846	30.6
Operating expenses:
General and administrative expenses (1)(3)	(50,768)	(17.9)	(63,279)	(16.6)	(85,211)	(19.2)
Selling and marketing expenses (1)(2)(3)	(27,685)	(9.8)	(32,855)	(8.6)	(34,116)	(7.7)
Research and development expenses (1)(3)	(3,684)	(1.3)	(4,951)	(1.3)	(7,737)	(1.7)
Total operating expenses (1)(2)	(82,137)	(29.0)	(101,085)	(26.5)	(127,064)	(28.6)
Change in fair value of contingent consideration in connection with business combination	(4,969)	(1.8)	(1,118)	(0.3)	(252)	(0.1)
Other income (expense), net	324	0.1	(231)	(0.1)	(4,031)	(0.9)
Government subsidies	1,840	0.6	1,110	0.3	1,175	0.3
Gain on sale of equity of a subsidiary	—	—	—	—	—	—

Income from operations	17,354	6.1	28,280	7.4	5,674	1.3
Interest income	1,118	0.4	775	0.2	812	0.2
Interest expense	(1,424)	(0.5)	(1,966)	(0.5)	(8,974)	(2.0)
Change in fair value of convertible notes derivatives	2,832	1.0	—	—	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	19,880	7.0	27,089	7.1	(2,488)	(0.6)
Income taxes expenses	(319)	(0.1)	(4,370)	(1.1)	(1,256)	(0.3)
Loss in equity method investments, net of income taxes	(565)	(0.2)	(637)	(0.2)	(363)	(0.1)

Net (loss) income	$18,996	6.7%	$22,082	5.8%	$(4,107)	(0.9)

(1)	Includes share-based compensation charges totaling, $9.3 million, $11.1 million and $12.8 million in 2011, 2012 and 2013, respectively, allocated as follows:

	For the year ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$307	$509	$493
Operating expenses:
General and administrative expenses	7,611	8,972	10,866
Selling and marketing expenses	1,225	1,441	1,351
Research and development expenses	188	198	122

Total share-based compensation expenses	$9,331	$11,120	$12,832

(2)	Includes amortization of intangible assets from acquisition totaling $3.2 million, $2.8 million and $2.6 million in 2011, 2012 and 2013, respectively, allocated as follows:

	For the year ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$985	$673	$375
Operating expenses:
Selling and marketing expenses	2,217	2,126	1,886

Total amortization of intangible assets expenses	$3,202	$2,799	$2,261

(3)	Includes government subsidies as a reduction of cost of revenues and expenses totaling $12.3 million, $17.0 million and $12.6 million in 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$9,277	$13,845	$11,019
Selling and marketing expense	769	350	283
General and administrative expense	1,775	366	842
Research and development expenses	510	2,476	469

	$12,331	$17,037	$12,613

Comparison of 2011, 2012 and 2013

Net Revenues

In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues increased from $283.4 million in 2011 to $381.1 million in 2012 and $444.2 million in 2013, or 34.5% and 16.6% growth, respectively. The increase primarily reflects organic growth driven by, among other things, growth in the China IT services market and domestic demand for outsourced technology services and consulting, despite the effects from recent financial crisis, complemented by strategic acquisitions to acquire service capabilities, skilled personnel and access to potential key clients. Of the $381.1 million and $444.2 million in total net revenues for 2012 and 2013, 99.1% and 99.7% were organic, with acquisitions completed within the 12-month period preceding December 31, 2012 and 2013, contributing the remaining 0.9% and 0.3% of the total net revenues. Significant acquisitions in the 12-month period preceding December 31, 2012 included our acquisition of Jiangchen and Abovenet. Significant acquisitions in the 12-month period preceding December 31, 2013 included our acquisition of business targeting the real estate industry from Beijing LDeasy Science & Technology Co., Ltd.

Net Revenues by Service Line

IT Services. Our net revenues from IT Services increased significantly from $195.1 million in 2011 to $240.8 million in 2012 and $282.8 million in 2013, or 23.4% and 17.5% growth, respectively, primarily as a result of:

•	the growth of our ADM services net revenues, which increased from $97.4 million in 2011 to $127.1 million in 2012 and $168.2 million in 2013, or 30.4% and 32.4% growth, respectively, primarily as a result of our organic growth with both Greater China and Global clients, such as Huawei, Bank of China, IBM and Microsoft; and

•	the growth of our R&D services net revenues, which increased from $85.7 million in 2011 to $102.7 million in 2012 and $108.9 million in 2013, or 19.9% and 6.1% growth, respectively, primarily as a result of the expansion of our relationship with Greater China clients such as Huawei.

Consulting & Solutions. Our net revenues from Consulting & Solutions increased significantly from $76.1 million in 2011 to $127.2 million in 2012 and $138.1 million in 2013, or 67.1% and 8.6% growth, respectively, reflecting primarily an increase in revenues from public sector Smart City Consulting & Solution project wins in various Tier Two and Tier Three cities in China, partially offset by the decrease of our business with AT&T and Lenovo.

BPO Services. Our net revenues from BPO services increased from $12.2 million in 2011 to $13.1 million in 2012 and $23.3 million in 2013, or 7.6% and 76.7% growth, respectively, primarily as a result of organic growth with our long-term clients in the banking and insurance industries and the start of new BPO business relationship with Microsoft in 2013. Our slower growth of net revenues from BPO services from 2011 to 2012 was primarily due to the fact that certain projects with China Life were completed by 2011.

Net Revenues by Geographic Markets.

Our net revenues from Greater China clients increased significantly from $165.5 million in 2011 to $244.0 million in 2012 and $315.3 million in 2013, or 47.4% and 29.2% growth, respectively, reflecting the continued growth and strength of our business in China. Net revenues in Greater China continued to grow more than the net revenues in the Global market which was experiencing weaker macro-economic conditions than in Greater China. Our net revenues from Global clients increased from $117.9 million in 2011 to $137.1 million in 2012, or 6.4% growth, reflecting primarily our organic growth. Despite the significant slowing of IT spending in the United States and Europe in 2011 and 2012, we were able to grow our net revenues in those markets, both organically and through key hiring and strategic acquisitions. Our net revenues from Global clients decreased to $128.9 million in 2013 primarily due to reduced demand from AT&T and the termination of our business relationship with two communications clients in Europe. In 2011, our net revenues from Japan grew slower than our other geographic markets caused by the March 2011 earthquake and tsunami in Japan. In 2012 and 2013, our net revenues from Japan decreased by 4.2% and 9.1%, respectively, due to reduced demand from Japan clients, potentially impacted by the Sino-Japan geopolitical standoff (particularly in 2012) and depreciation in the value of the Japanese Yen relative to the Renminbi.

Net Revenues by Client Industry.

Our net revenues from technology clients increased from $85.6 million in 2011 to $104.2 million in 2012, or 21.8% growth, primarily as a result of the growth of Microsoft, Lenovo and NCR Japan, among others, as key clients. Our net revenues from technology clients decreased to $98.9 million in 2013 primarily due to reduced demand from Lenovo, partially offset by increased demand from Microsoft and IBM. Our net revenues from communications clients increased significantly from $108.6 million in 2011 to $138.9 million in 2012 and $164.2 million in 2013, or 27.8% and 18.2% growth, respectively, primarily as a result of the growth of Huawei, among others, as key clients. Our slower growth of net revenues from communications clients from 2012 to 2013, despite growth in our Huawei revenues, was primarily due to decreased demand from AT&T. Our net revenues from BFSI clients increased from $57.9 million in 2011 to $79.7 million in 2012 and $94.5 million in 2013, or 37.5% and 18.6% growth, respectively, primarily as a result of the growth of UBS, Bank of China and China Everbright Bank, among others, as key clients, and our deeper penetration into BFSI industry clients. Our slower growth of net revenues from BFSI clients from 2012 to 2013 was primarily due to reduced demand from Fidelity. Our net revenues from ETP clients increased from $14.8 million in 2011 to $36.0 million in 2012 and $54.5 million in 2013, or 142.7% and 51.6% growth, respectively, primarily as a result of the launch of Smart City projects—an area where we made significant breakthroughs in 2012 and 2013. Our net revenues from clients in other industries increased significantly from $16.5 million in 2011 to $22.3 million in 2012 and $32.2 million in 2013, or 36.1% and 43.6% growth, respectively, primarily as a result of our organic growth and diversification of our client base to several other industries.

Net Revenues by Key Clients.

We have grown with our clients by increasingly expanding the scope and size of our engagements. We have also grown our key client base. From 2011 to 2013, we increased the number of clients generating over $1.0 million in annual net revenues from 45 in 2011 to 49 in 2012 and 55 in 2013, and we increased the number of clients generating over $3.0 million in annual net revenues from 13 in 2011 to 17 in 2012 and 18 in 2013. In 2011, 2012 and 2013, Huawei contributed 22%, 26% and 29% of our net revenues, respectively.

Cost of Revenues

Our cost of revenues increased from $181.1 million in 2011 to $251.5 million in 2012 and $308.3 million in 2013, or 38.9% and 22.6% growth, respectively, primarily as a result of increased headcount and subcontracting costs, expanded office facilities and increase of depreciation and amortization expenses, and the acquisition of a number of delivery teams from industry peers to enable and match the growth of our busines. Our total number of employees grew from 12,510 employees as of December 31, 2011 to 14,512 employees as of December 31, 2012 and 18,643 employees as of December 31, 2013. Our cost of revenues as a percentage of net revenues over the past three years increased from 63.9% in 2011 to 66.0% in 2012 and then to 69.4% in 2013, primarily due to (a) an increase in salary and compensation costs as a result of annual salary increase for delivery personnel in 2012 and 2013, an increase in non-productive labor costs in 2013 as a major client was consolidating its vendors, increased hiring from our industry peers with lower productivity during the transition period, and more hiring of graduate students to replace certain non-productive employees with certain duplicate labor costs during the replacement period, (b) more higher-end delivery employees hired starting from the fourth quarter of 2011, (c) expanded office facilities in several delivery centers, (d) an increase of depreciation and amortization expenses due to relocation to our new Beijing offices,and (e) fewer government subsidies recognized as a percentage of net revenues. The following table sets forth our net revenues, cost of revenues, gross profit and gross margin, as well as a breakdown of the principal components of our cost of revenues in 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	Total	% of Net Revenues	Total	% of Net Revenues	Total	% of Net Revenues
	(dollars in millions, except for percentages)
Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%
Cost of revenues
Salary and compensation expenses	139.8	49.4	197.0	51.7	250.2	56.3
Subcontracting costs	24.1	8.5	30.7	8.1	31.0	7.0
Rental expenses	5.6	2.0	8.4	2.2	9.8	2.2
Travel and transportation expenses	4.0	1.4	6.4	1.7	3.7	0.8
Depreciation and amortization expenses	4.1	1.4	5.1	1.3	8.3	1.9
Other	3.5	1.2	3.9	1.0	5.3	1.2
Total cost of revenues	181.1	63.9	251.5	66.0	308.3	69.4

Gross profit and gross margin	$102.3	36.1%	$129.6	34.0%	$135.8	30.6%

In 2011, 2012 and 2013, salary and compensation expenses were $139.8 million, $197.0 million and $250.2 million, representing 49.4%, 51.7% and 56.3% of our total net revenues, respectively. The period-over-period increase in salary and compensation expenses as a percentage of revenue in 2011, 2012 and 2013 resulted primarily from headcount and wage increases from 2011 to 2013 and less government subsidies recognized as a deduction of salary and compensation expenses in 2013.

Subcontracting costs increased from $24.1 million in 2011 to $30.7 million in 2012 and $31.0 million in 2013, representing 8.5%, 8.1% and 7.0% of our net revenues, respectively. The period-over-period decrease in subcontracting costs as a percentage of net revenues is primarily due to less needs for purchases of implementation services and, to a lesser extent, hardware and software from third parties based on our project-by-project assessment.

Rental expenses increased from $5.6 million in 2011 to $8.4 million in 2012 amd $9.8 million in 2013, representing 2.0%, 2.2% and 2.2% of our net revenues, respectively. The period-over-period increase in rental expenses is primarily due to increase in rental fees per square meter at certain of our offices such as Beijing, expansion of office space in Wuhan to accommodate the ISST business and growth in the number of our service delivery facilities, in particular to the expansion of our footprint in Foshan, Jinan, Liaoyuan, Suzhou and Shijiazhuang in 2012, and in Kunshan, Linyi and Renshou in 2013.

Travel and transportation expenses increased from $4.0 million in 2011 to $6.4 million in 2012 and then decreased to $3.7 million in 2013, representing 1.4%, 1.7% and 0.8% of our net revenues, respectively. The increase in travel and transportation expenses from 2011 to 2012 is generally to support the growth of our business in broadening our geographic reach. The decrease in travel and transportation expenses from 2012 to 2013 is primarily due to less travel as a result of our effort to control costs.

Depreciation and amortization expenses increased from $4.1 million in 2011 to $5.1 million in 2012 and $8.3 million in 2013, representing 1.4%, 1.3% and 1.9% of our net revenues, respectively. The period-over-period increase in depreciation and amortization expenses is primarily due to an increase in depreciation of property and equipment primarily including computers and software and office equipment and an increase in depreciation expense of our new Beijing building and amortization of the leasehold improvements at our new Beijing building.

Gross Profit and Gross Margin

Our gross profit increased from $102.3 million in 2011 to $129.6 million in 2012 and $135.8 million in 2013, or 26.7% and 4.8% growth, respectively. Overall gross margin decreased from 36.1% in 2011 to 34.0% in 2012, and then decreased to 30.6% in 2013, primarily due to (a) an increase in salary and compensation costs as a result of annual salary increases for delivery personnel in 2012 and 2013, an increase in non-productive labor costs in 2013 as a major client was consolidating its vendors, increased hiring from our industry peers with lower productivity during the transition period, and more hiring of graduate students to replace certain non-productive employees with certain duplicate labor costs during the replacement period, (b) more higher-end delivery employees hired starting from the fourth quarter of 2011, (c) expanded office facilities in several delivery centers, (d) increase of depreciation and amortization expenses due to relocation to our new Beijing offices, and (e) less government subsidies recognized as a percentage of net revenues.

Operating Expenses

Our total operating expenses increased from $82.1 million in 2011 to $101.1 million in 2012 and $127.1 million in 2013, or 23.1% and 25.7% growth, respectively. Our operating expenses as a percentage of net revenues over the past three years decreased from 29.0% in 2011 to 26.5% in 2012 and then increased to 28.6% in 2013. Our operating expenses for 2011, 2012 and 2013 include share-based compensation expenses of $9.0 million, $10.6 million and $12.3 million and amortization of intangible assets expenses of $2.2 million, $2.1 million and $1.9 million, respectively. Excluding share-based compensation and amortization of intangible assets from acquisitions, our operating expenses were 25.0%, 23.7% and 25.4% of net revenues in 2011, 2012 and 2013, respectively.

General and Administrative Expenses

Our general and administrative expenses increased from $50.7 million in 2011 to $63.3 million in 2012 and $85.2 million in 2013. Increases in salary and compensation expenses for general and administrative personnel were the largest component of these increases, increasing from $26.6 million in 2011 to $37.5 million in 2012 and $48.7 million in 2013. This increase in salary and compensation expenses reflects the continued build-up of our corporate infrastructure, general wage increases, and our continued investment in our senior and middle management teams. In addition, our general and administrative expenses increased as a result of our establishment of regional management functions to better support our front line operations since 2010. Our salary and compensation expenses include $7.6 million, $9.0 million and $10.9 million of share-based compensation charges in 2011, 2012 and 2013, respectively.

Rental expenses increased from $5.6 million in 2011 to $6.5 million in 2012 and $6.5 million in 2013. The increase in rental expenses from 2011 to 2012 is primarily due to increases in rental fees at certain offices, rents of new offices as we extended our operational footprint in China in 2012 and 2013. We also had a bad debt provision charge in the amount of $2.4 million, $0.2 million and $1.3 million in 2011, 2012 and 2013, respectively, as a result of periodic assessment of the credit risk of specific clients.

In addition, professional expenses increased from $4.1 million in 2011 to $4.5 million in 2012 and $10.1 million in 2013, primarily due to increase in professional fees relating to the going private transaction and being a public company and some ongoing litigation matters, the details of which are discussed in “Item 8—Financial Information—Legal Proceedings”.

As a result of the foregoing, our general and administrative expenses as a percentage of net revenues decreased from 17.9% in 2011 to 16.6% in 2012 and then increased to 19.2% in 2013.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $27.7 million in 2011 to $32.9 million in 2012 and $34.1 million in 2013. The increase in selling and marketing expenses from 2011 to 2012 is primarily due to increased salary and compensation expenses for sales and marketing personnel, primarily our investment in growing our sales operations in Japan, the United States and in multiple locations in China and related headcount growth. The slower increase in selling and marketing expenses from 2012 to 2013 is primarily due to an increase in rental expenses as a result of relocation to our new Beijing office in 2013, partially offset by the decrease in salary and compensation expenses as we sought to control our sales team headcount. The salary and compensation expenses an increased from $17.2 million in 2011 to $19.5 million in 2012 and $17.9 million in 2013. Our selling and marketing expenses include amortization of intangible assets acquired in acquisitions of $2.2 million in 2011, $2.1 million in 2012 and $1.9 million in 2013. Selling and marketing expenses as a percentage of our net revenues varied from 9.8% in 2011 to 8.6% in 2012 and 7.7% in 2013.

Research and Development Expenses

Our research and development expenses increased significantly from $3.7 million in 2011 to$5.0 million in 2012, and then $7.7 million in 2013. The increase was primarily due to the fact that we launched several research projects related to cloud computing and mobile internet application in 2012 and launched several research projects related to cloud computing, business intellegience for BFSI clients and smart city applications in 2013. As a result, research and development expenses as a percentage of our net revenues remained at 1.3% from 2011 to 2012, and then increased to 1.7% in 2013.

Change in fair value of contingent consideration in connection with business combination

The total amount of change in fair value of contingent consideration in connection with business combination was an unfavorable change in fair value of $5.0 million in 2011, an unfavorable change in fair value of $1.1 million in 2012 and an unfavorable change in fair value of $0.3 million in 2013. The amount of $5.0 million in 2011 was principally comprised of $3.0 million and $1.8 million related to our acquisitions of Ascend and Adventier, respectively, as the performance exceeded estimated targets. The amount of $1.1 million in 2012 was principally comprised of $0.5 million and $0.4 million related to our acquisition of Adventier and Abovenet, respectively. The amount of $0.3 million in 2013 was principally comprised of $0.1 million, $66,000 and $60,000 related to our acquisition of Jiangchen, Adventier and Abovenet.

Government Subsidies

We recognized government subsidies as other income of $1.8 million in 2011, $1.1 million in 2012 and $1.2 million in 2013, primarily due to incentives from local government authorities to, among other things, encourage exportation of our services and the development of our industry in general and attract us to open offices in local areas. We also recognized government subsidies as a reduction to the related expenses, primarily to cost of revenues, of $12.3 million, $17.0 million and $12.6 million, in 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$9,277	$13,845	$11,019
Selling and marketing expense	769	350	283
General and administrative expense	1,775	366	842
Research and development expenses	510	2,476	469

	$12,331	$17,037	$12,613

In aggregate, government subsidies reflected in our consolidated statement of operations totaled $14.2 million, $18.1 million and $13.8 million, respectively, in 2011, 2012 and 2013.

Interest Expense

Our interest expense in 2011, 2012 and 2013 was $1.4 million, $2.0 million and $9.0 million, respectively. Our interest expense in 2011 included imputed interest of $0.7 million accrued for our $20 million principal amount of convertible notes, and $0.7 million of interest on short-term bank borrowings. Our interest expense of $2.0 million in 2012 was incurred on short-term bank borrowings. Our interest expense of $9.0 million in 2013 was inccrued on short-term and long-term bank borrowings to fund our working capital, office building and business acquisitions. In connection with our initial public offering, which closed in December 2010, $18.0 million of the $38.0 million principal amount of convertible notes, together with accrued interest thereon, were converted into our ordinary shares. In March 2011, the holders of the remaining $20.0 million principal amount of convertible notes converted all their convertible notes plus accrued interest into our ordinary shares.

Income Tax (Expense)

We incurred income tax expense of $0.3 million, $4.4 million and $1.3 million in 2011, 2012 and 2013, respectively. In 2011, as certain of our significant subsidiaries had increased taxable income or reduced loss, we incurred income tax expense. In 2012, we recorded higher income tax expenses as the tax exemptions and tax holidays for some of our operating entities in China expired by the end of 2011. In 2013, we incurred less income tax expense as a result of less taxable income.

Net Income (Loss)

As a result of the foregoing, we realized net income of $19.0 million in 2011, net income of $22.1 million in 2012 and a net loss of $4.1 million in 2013. Our non-GAAP net income for 2011, 2012 and 2013, which excludes share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of contingent consideration in connection with business combinations and changes in fair value of the convertible notes derivatives from our U.S. GAAP net income (loss), was $34.3 million, $37.1 million and $15.3 million, respectively. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income (loss), see footnote (4) on page 5 of this report.

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

We measure the fair value of the contingent considerations considering, among other factors, forecasted financial performance of the acquired businesses, market performance, and the market potential of the acquired businesses. Significant assumptions used in the valuation are estimated future cash flow, discount rates and the number of years on which to base the cash flow projections.

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

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement in 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following the two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We recognized no impairment loss on goodwill in 2011, 2012 and 2013.

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

The following table sets forth our net revenues by pricing method for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(dollars in millions, except for percentages)
Time-and-expense basis	$107.3	37.9%	$142.5	37.5%	$160.9	36.3%
Fixed-price basis	172.7	60.9	235.9	61.9	277.1	62.4
Volume basis (BPO)	3.4	1.2	2.7	0.6	6.2	1.4

Total net revenues	$283.4	100.0%	$381.1	100.0%	$444.2	100.0%

Accounts Receivable

As of December 31, 2011, 2012 and 2013, our total billed and unbilled accounts receivable totaled $152.7 million, $202.2 million and $253.2 million, respectively, net of allowances for doubtful accounts. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of December 31, 2011, 2012 and 2013, the provision made for doubtful accounts was $4.2 million, $1.7 million and $2.7 million, respectively. Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions. We are focused on improving our cash collection procedures.

Our accounts receivable balances have been significantly affected by the relatively high concentration of our client base. In 2011, 2012 and 2013, our five largest clients accounted for 43.2%, 47.2% and 47.7%, respectively, of our net revenues, and our largest client accounted for 29.6%, 29.5% and 26.6% of our net accounts receivable as of December 31, 2011, 2012 and 2013, respectively.

Billed Accounts Receivable

Our billed receivables represent the amounts billed based on agreed-upon project milestones or payment schedules that remain outstanding, and correspond to the period between billing and collection. As of December 31, 2011, 2012 and 2013, our billed accounts receivable, net of allowance for doubtful accounts, totaled $50.6 million, $50.7 million and $62.9 million, respectively. As of December 31, 2013, a substantial portion of our billed receivables outstanding as of December 31 2011 and 2012, in each case net of allowance for doubtful accounts, had been collected. Furthermore, as of December 31, 2011, 2012 and 2013, billed receivables which have been outstanding for more than one year totaled $1.6 million, $5.4 million and $9.1 million, respectively, representing 3.1%, 10.6% and 14.4% of our total billed accounts receivable, respectively. As of the date of this annual report, we do not note indicators of default in payment relating to these billed accounts receivable, even though their agings are more than one year and in a few cases, two years. The amount of the billed receivables aging more than two years is not material.

The following table sets forth the aging schedule of our billed receivables, net of allowance for doubtful accounts, as of the dates indicated:

	As of December 31,
	2011		2012		2013
	Billed	% of Total	Billed	% of Total	Billed	% of Total
	(dollars in thousands, except for percentages)
Within 90 days	$42,102	83.1%	$32,440	64.0%	$45,124	71.7%
91 days-one year	6,980	13.8	12,876	25.4	8,720	13.9
> one year	1,552	3.1	5,365	10.6	9,069	14.4

Total	$50,634	100.0%	$50,681	100.0%	$62,913	100.0%

There were $11.2 million of our billed receivables pledged by us for borrowing short term bank loans as of December 31, 2013.

We currently expect that, among the total billed receivable balances of $62.9 million as of December 31, 2013, approximately 97% will be collected in 2014 and the remaining 3% will be collected in 2015 or onwards, based on our analysis of the payment term and the implementation status of each individual client project. However, since the payment behaviors of the clients are difficult to predict, the actual amount of cash collection in each year may be different from our estimates.

Unbilled Accounts Receivable

Our unbilled receivables represent the excess of recognized revenues over billings and correspond to the period between revenue recognition and invoicing. Such period generally arises from: (i) with respect to our time-and-expense contracts, the long, multi-year nature of the related projects and unanticipated requests from time to time to delay billing by some of our clients; and (ii) with respect to our fixed-price contracts, the period between revenue recognition and the time when our billing milestones are reached. This period may vary significantly based on the number of progress billings and the amount of each billing agreed upon. As of December 31, 2011, 2012 and 2013, our net unbilled receivables, totaled $102.0 million, $151.5 million and $190.3 million, respectively. The increase of our year-end unbilled receivable balances is consistent with our overall net revenue growth.

As of December 31, 2013, a substantial portion of our unbilled receivables outstanding as of December 31 2011 and 2012 were subsequently billed. Furthermore, as of December 31, 2011, 2012 and 2013, unbilled receivables which remain unbilled for more than one year totaled $18.8 million, $19.2 million and $46.3 million, respectively, representing 18.4% , 12.7% and 24.3% of our total unbilled accounts receivable, respectively. As of the date of this annual report, we do not note indicators that will prevent our unbilled amount from subsequently becoming billable regardless of the agings. If any triggering events happening in the future make us believe any amount turn to be uncollectible, we will write off the uncollectible balances and deduct revenue accordingly.

We currently expect that, among the total unbilled receivable balances of $190.3 million as of December 31, 2013, approximately 89% will be collected in 2014 and the remaining 11% will be collected in 2015 or onwards, based on our analysis of the payment term and the implementation status of each individual client project. However, since the payment behaviors of the clients are difficult to predict, the actual amount of cash collections in each year may be different from our estimates.

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

The following table sets forth certain information regarding the share options granted:

Grant date	Options granted	Exercise price per option(1)		Option FV - Employee	Option FV - Non- employee	Type of Valuation
December 15, 2006	11,116,500	$0.30		$0.04	$0.07	Retrospective
April 1, 2007	8,445,500	0.30		0.04	0.07	Retrospective
April 1, 2008	11,382,303	0.30		0.10	0.14	Retrospective
December 20, 2008	9,131,962	0.30		0.15	0.21	Retrospective
September 1, 2009	10,000	0.50		0.24	—	Retrospective
September 1, 2009	500,000	0.46	(3)	0.24	—	Retrospective
September 1, 2009	80,000	0.52	(4)	0.24	—	Retrospective
December 23, 2009	6,206,099	0.50		0.27	0.34	Retrospective
December 23, 2009	17,458,991	0.46	(3)	0.27	0.34	Retrospective
December 23, 2009	2,495,612	0.52	(4)	0.27	0.34	Retrospective
August 1, 2010	3,538,412	0.65		0.36	0.46	Contemporaneous
August 1, 2010	11,818,968	0.46	(3)	0.36	0.46	Contemporaneous
August 1, 2010	990,000	0.52	(4)	0.36	0.46	Contemporaneous
September 15, 2010	4,932,835	0.52	(4)	0.76	—	Retrospective
November 18, 2010	400,000	1.24)		—	0.68	Retrospective
April 29, 2011	492,500	0.43	(2)	1.04	—	Contemporaneous
June 27, 2011	1,125	0.30		—	1.18	Contemporaneous
June 27, 2011	9,218,172	0.43	(2)	0.71	—	Contemporaneous
October 7, 2011	500,000	0.65		—	0.43	Contemporaneous
November 11, 2011	400,000	0.43	(2)	0.53	—	Contemporaneous
November 22, 2011	90,000	0.43	(2)	0.49	—	Contemporaneous
December 31, 2011	50,000	0.50		0.56	—	Contemporaneous
December 13, 2012	7,642,000	0.41		0.19	0.19	Contemporaneous
January 1, 2013	40,000	0.43		0.23	—	Contemporaneous
May 10, 2013	5,024,350	0.42		0.22	—	Contemporaneous
July 1, 2013	100,000	0.46	(3)	0.27	—	Contemporaneous
October 11, 2013	3,130,000	0.50		0.26	—	Contemporaneous

(1)	The exercise prices of the share options we granted are denominated in U.S. dollars, which is the functional currency and reporting currency of iSoftStone Holdings Limited.
(2)	On December 13, 2012, our Compensation Committee revised the exercise price for these outstanding options held by individuals then employed by us. The exercise price was set at the greater of (i) the per-share closing price of our ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ended on December 13, 2012.
(3)	On October 24, 2013, our Compensation Committee revised the exercise price for these outstanding options held by non-U.S. holders to the average of the per share equivalent closing price (in regular trading) for our ADSs for the period of sixty days immediately prior to June 6, 2013 (corresponding to the date we received the proposal to acquire our company).
(4)	On October 24, 2013, our Compensation Committee revised the exercise price for these outstanding options held by a limited number of U.S. holders to the average of the per share equivalent closing price (in regular trading) for our ADSs on October 24, 2013.

The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions:

	2009	2010	2011	2012	2013
Risk-free interest rate of return	2.78% – 2.86%	1.94%	1.09 – 1.43%	0.89%	0.68%-0.92%
Expected term	7 – 10 years	5.3 – 10 years	5 – 10 years	6.1 years	6.1 years
Volatility	50.4% – 63.3%	57.0% – 61.2%	55.3% – 58.9%	57.4%	55.0%-57.1%
Dividend yield	—	—	—	—	—

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

We also granted restricted shares and share units to certain employees, directors and non-employees under which the fair value of the ordinary shares as of the grant day was used to determine the share-based compensation expenses. The following table sets forth certain information regarding the restricted shares and share units granted:

Grant date	Restricted Shares granted	Restricted Share FV - Employee	Restricted Share FV - Non-employee	Type of Valuation
April 29, 2011	665,999	$1.98	$—	Contemporaneous

	Share Units	Share Units FV -	Share Units FV -
Grant date	granted	Employee	Non-employee	Type of Valuation
2011	8,157,581	$0.65-1.16	$0.65-1.54	Contemporaneous
2012	10,280,840	0.38-1.01	0.38-1.06	Contemporaneous
2013	11,761,592	0.43-0.52	0.43-0.52	Contemporaneous

We recorded share-based compensation expenses of $9.3 million, $11.1 million and $12.8 million for the years ended December 31, 2011, 2012 and 2013, respectively, with the amount of compensation expenses recognized using the straight-line method in any period not less than the portion of the grant date fair value of the awards vested during that period in accordance with the graded vesting schedule. As of December 31, 2012 and December 31, 2013, we had a total of $13.4 million and $9.2 million, respectively, in unrecognized compensation expense related to unvested share options, unvested restricted shares and unvested share units. The expense is expected to be recognized over a weighted average period of 0.9 years using the straight-line method for unvested share options, 1.3 years using the straight-line method for unvested restricted shares and 2.7 years using the straight-line method for unvested share units, in accordance with the graded vesting schedule respectively.

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

B. Liquidity and Capital Resources

Our operations and our growth have primarily been financed by cash collected from customers, issuances of our preference shares and convertible notes and short-term and long-term bank borrowings, as well as by our initial public offering in December 2010. As of December 31, 2013, $42.6 million was outstanding under our long-term bank borrowings. The balance as of December 31, 2013 represented long term bank loans from various domestic commercial banks with fixed or floating interest rates ranging from 5.54% to 7.21% per annum. Out of the $42.6 million balance, $16.4 million was unsecured, and the remaining $26.2 million was secured by our Beijing facility. As of December 31, 2013, $123 million was outstanding under our short-term bank borrowings, representing short term bank loans to fund our working capital, office building and business acquisitions. The annual interest rates on these short-term bank borrowings range from 5.54% to 7.21% and are fixed at rates published by the People’s Bank of China or at a premium to such benchmark rates. The maturity dates range from January 15, 2014 to December 31, 2014. Out of the $123.4 million bank borrowings, $106.6 million was unsecured, and the remaining $16.8 million was guaranteed by a director of our company or otherwise secured by a pledge of ISoftStone WFOE accounts receivable or our Beijing facility. Our short-term bank borrowing agreements do not contain any material financial covenants. As of December 31, 2013 and the date of this annual report we are not in violation of any material financial covenants contained in our long-term debt. As described below under “—Financing Activities”, proceeds from our short-term borrowings incurred within one year were primarily used for financing our operations.

As of December 31, 2013, we had $104.8 million in cash, compared to $116.6 million as of December 31, 2012 and $101.2 million as of December 31, 2011. The increase from 2011 to 2012 was primarily due to increase of cash from additional net bank borrowings of $38.3 million and $9.9 million provided by operating activities, partially offset by payment of $20.6 million for purchase of property and equipment and payments of $9.4 million for long term investment and business acquisitions. The decrease from 2012 to 2013 was primarily due to payment of $50.6 million for business acquisions and payment of $40.0 million for purchase of property and equipment and decoration for our new Beijing office building. Our cash consists primarily of cash on hand and highly liquid investments. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Our liquidity is impacted by the billing and collection of our accounts receivable. Our client base primarily consists of leading companies in Greater China and globally. The timing of invoicing and collection of our accounts receivable under our contracts is dependent upon the life cycle of each project and related payment milestones and heavily impacted by the budget and payment cycles of our large enterprise clients in China. As of December 31, 2011, 2012 and 2013, our net unbilled receivables, totaled$102.0 million, $151.5 million and $190.3 million, respectively. The increase in the related unbilled receivable balances reflect significant revenue growth from 2011 to 2013 derived from large dominant domestic Chinese clients (many of which are large state owned enterprises) and multi-national companies involving large and long, multi-year projects. The increase of our year-end unbilled receivable balances also reflects, in a material respect, increases resulting from unanticipated requests from time to time to delay billing by some of these large, industry dominant clients. These requests to delay billing were made, for example, so that the client could meet its own budgetary cycles and/or internal cash management mandates. The delay of billing could vary from days to weeks or even months. Despite these delays, the amounts actually billed and actually collected under the related contracts were not materially affected. As of December 31, 2011, 2012 and 2013, our billed accounts receivable, net of allowance for doubtful accounts, totaled $50.6 million, $50.7 million and $62.9 million, respectively. For the aging of our billed accounts receivable, please see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Accounts Receivable.” In connection the formation of ISST, Huawei agreed to provide ISST with certain supportive policies which we believe will continue to help improve the collection of, and therefore reduce the aging of, our account receivables.

Our PRC subsidiaries and our single, small consolidated affiliated entity, in the aggregate, held RMB478.7 million (US$79.1 million) in cash and cash equivalents as of December 31, 2013. Historically, our non-PRC operations and expansions have mainly been funded by amounts raised at the Cayman Islands holding company level and used to fund those operations and expansions and by cash flow from operations of our respective non-PRC subsidiaries, and we had not transferred any funds from our PRC subsidiaries and our single, small consolidated affiliated entity to our entities outside of the PRC. However, if our PRC subsidiaries (including ISST) and consolidated affiliated entity were required to distribute dividend or other payment to our Cayman Islands holding company or other non-PRC entities, we will be subject to certain restrictions and potential tax liabilities. For more information, please see “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing”, “—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, and “—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

Our PRC subsidiaries generally earn their revenues in Reminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Reminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. We are not required to publicly release financial statements for our PRC subsidiaries prepared in accordance with PRC accounting standards. Based on our understanding of U.S. GAAP and PRC accounting standards, we are not aware of any significant differences between accumulated profits as calculated under PRC accounting standards and those accounting standards used in preparing our U.S. GAAP financial statements. Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. In addition, under the related investment agreement, ISST is restricted in paying dividends and it is contemplated that all profits from ISST will be retained within ISST for at least three years. As a result of these regulatory and contractual restrictions, our PRC subsidiaries and consolidated affiliated entity are restricted in their ability to transfer a portion of their net assets to our Cayman Islands holding company (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMB836.5 million (US$134.3 million) and RMB1,049.8 million (US$173.4 million) , respectively, as of December 31, 2012 and 2013.

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

The following table sets forth a summary of our net cash flows for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Net cash provided by (used in) operating activities	$(463)	$9,937	$3,840
Net cash (used in) investing activities	(59,833)	(29,004)	(94,941)
Net cash provided by (used in) financing activities	(21,763)	34,920	78,326
Effect of exchange rate changes	2,175	(452)	1,013
Net increase (decrease) in cash	(79,884)	15,401	(11,762)
Cash, beginning of year	181,080	101,196	116,597
Cash, end of year	$101,196	$116,597	$104,835

Operating Activities

Net cash provided by operating activities in 2013 was $3.8 million, as compared to net loss of $4.1 million. The principal working capital items accounting for the difference between our net cash provided by operating activities and our net income were increases in the balances of accounts receivable and prepaid expenses and other current assets, which were partially offset by the increase of accounts payable, accrued expenses and other current liabilities. Our accounts receivable increased by $46.1 million, which was in line with the increase of our net revenues. Our prepaid expenses and other current assets increased by $12.4 million, which was mainly due to increase of prepaid project costs and advances to suppliers. Our accounts payable increased by $4.5 million, which was in line with the increase of our net revenues. Our deferred revenue increased by $9.1 million, which was in line with the increase of our net revenues. Our accrued expenses and other current liabilities increased by $14.4 million, which was mainly due to the increase of employee payroll and welfare payable and professional service fees. The other principal non-cash items accounting for the difference between our net cash provided by operating activities and our net income were depreciation and intangible assets amortization expenses totaling $18.0 million, and share-based compensation of $12.8 million.

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

Investing Activities

Net cash used in investing activities in 2013 was $94.9 million, consisting primarily of $50.6 million in payment for business acquisitions and $40.0 million in purchase of property and equipment. Among the $50.6 million in payment for business acquisitions, $49.0 million was related to acquisition of our new Beijing office building through the acquisition of the equity of Ruantong Xutian. Among the $40.0 million in purchase of property and equipment, $18.5 million was related to the leasehold improvement of our new Beijing office (primarily related to the purchases of furniture and office equipment) and leasehold improvement of our other offices.

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

Financing Activities

Net cash provided by financing activities in 2013 was $78.3 million, which primarily reflected $125.3 million of proceeds from short-term borrowings and $17.3 million of proceeds from long-term borrowings, offset by $64.1 million of repayment of short-term borrowings and $5.7 million deferred and contigent consideration paid for business acquisitions.

Net cash provided by financing activities in 2012 was $34.9 million, which primarily reflected $53.5 million of proceeds from short-term borrowings and $1.9 million of proceeds from exercise of options, offset by $15.2 million of repayment of short-term borrowings and $5.7 million of deferred and contingent consideration paid for business acquisitions.

Net cash used in financing activities in 2011 was $21.8 million, which primarily reflected $37.6 million of repayment of short-term borrowings, offset by $14.9 million of proceeds from short-term borrowings and $4.0 million of proceeds from exercise of options.

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property and equipment, including real property, computers and software, furniture and office equipment, motor vehicles and leasehold improvements. Our capital expenditures in such property and equipment were $44.3 million, $20.6 million and $40.0 million in 2011, 2012 and 2013, respectively. Among the $40.0 million in purchase of property and equipment, $18.5 million was related to the leasehold improvement of our new office building in Beijing and the rest of $21.5 million was primarily related to the purchases of computers, furniture and office equipment and leasehold improvement of our other offices. We expect our capital expenditures to increase on the basis of $21.5 million in the future as we expand our business to implement our growth strategy. Of the capital expenditures of $20.6 million in 2012, $6.3 million was related to the decoration of our new office in Beijing in 2012. Of the capital expenditures of $50.6 million in 2013, $49.0 million was related to the acquisition of our new Beijing office building through the acquisition of the equity of Ruantong Xutian.

C. Research and Development

For a discussion of our activities related to research and development, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including the interest portion, as of December 31, 2013:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating lease obligations	$19,942	$10,131	$9,694	$177	$—
Deferred consideration in connection with business acquisitions(i)	2,224	1,857	367	—	—
Contingent consideration payable in connection with business acquisitions(ii)	2,922	1,671	1,251	—	—
Short term borrowings	123,434	123,434	—	—	—
Long term borrowings	42,635	—	25,026	12,885	4,724

Total	$191,157	$137,093	$36,338	$13,002	$4,724

(i)
a.	In connection with acquisition of Adventier in 2011, we agreed to pay contingent consideration up to $8.0 million in cash, based on the actual performance of the acquired business for the year ended December 31, 2011, which is determined to be $8.0 million. Out of the total contingent consideration, $3.6 million, $2.5 million and $1.1 million were paid in 2011 and 2012 and April 2013, respectively, and the rest will be paid in the first quarter of 2014.
b.	In connection with acquisition of Shanghai Kangshi in 2010, we agreed to pay cash consideration of $6.4 million and 970,215 ordinary shares of the Company valued at $1.235 per share. A portion of these shares will be subject to repurchase at a nominal price if the performance of the acquired business for each of the year 2010, 2011 and 2012 fails to achieve that year’s performance target. The repurchase right for the ordinary shares issued was accounted for as a contingent receivable, which was valued at $0.2 million. Out of the total cash consideration of $6.4 million, $1.9 million, $2.6 million, $1.4 million and $0.6 million were paid in 2010, 2011, 2012 and January 2013, respectively.
c.	In connection with acquisition of Abovenet in 2012, we agreed to pay contingent consideration up to $3.0 million in cash, based on the actual performance of the acquired business for the year ended December 31, 2012, which is determined to be $2.3 million. Out of the total contingent consideration, $0.9 million and $0.6 million was paid in 2012 and March 2013, and the rest will be paid from 2014 to 2015.

(ii)

In connection with acquisition of Jiangchen in 2012, we agreed to pay contingent consideration up to $4.0 million in cash, primarily based on the performance of the acquired business for the year ended December 31, 2012, which is currently estimated to be $3.4 million. Out of the total contingent consideration, $1.4 million and $0.5 million was paid in 2012 and August 2013, and the rest will be paid from 2013 to 2015.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.

Name	Age	Position/Title
Tianwen Liu (1) (2) (4)	51	Chairman of the Board and Chief Executive Officer
Yong Feng(4)	44	Director and Chief Operating Officer
Chung-Kao Hsieh (1)	49	Independent Director
Benson Tam (3)	51	Independent Director
Al-Noor Gulamali Abdulla Ramji (1) (2) (3)	59	Independent Director
Tom Manning (2) (3)	58	Independent Director
Xiaosong Zhang (4)(5)	50	Chief Financial Officer
Li Wang (4)	48	Executive Vice President and Chief Human Resource Officer
Ying Huang (4)	46	President of Telecom, and Communication Business Group
Junhe Che (4)	43	President of China Business Group
Qiang Peng (4)	57	President of Global Business Group
Xiaohui Zhu (4)	47	President of Strategic Account Business Group
Yenwen Kang (4)	62	Executive Vice President

(1)	Member, Compensation Committee
(2)	Member, Nominating and Corporate Governance Committee
(3)	Member, Audit Committee
(4)	Member, Executive Management Committee. We established the Executive Management Committee in March 2013 to make significant company decisions as a team with members of the Executive Management Committee constituting our executive officers.
(5)	Following the filing with the SEC of this annual report on Form 20-F, Mr. Zhang intends t to resign as our Chief Financial Officer. He will remain as a consultant to our company through the end of August 2014, then for an extended period as our company desires. Following Mr. Zhang’s resignation, Cheng Zhang (Charles), our controller since July 2008, will serve as acting Chief Financial Officer until a successor has been appointed.

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

Mr. Benson Tam has been our independent director since March 2012. Mr. Tam is a chartered accountant, and prior to our December 2010 initial public offering served on our audit committee. From 2002 until February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures). Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A Corporate Finance at S.G. Warburg from 1989 to 1992. Mr. Tan is currently a director of Beijing Crystal Digital Technology Co. Ltd, Datuu Holding Limited, Netqin Mobile Inc., Xi’an HuaXun Microelectronics Inc., China Search Inc., China PnR Limited, Mineloader Software Co. Ltd, and Im20 Interactive Investment Holdings Limited. Mr. Tam received his master degree in computer science from Oxford University and his bachelor degree in civil engineering from Imperial College of London University.

Mr. Al-Noor Gulamali Abdulla Ramji has been our independent director since 2008. Mr. Ramji currently serves as chief strategy officer of Calypso Ltd. Prior to that, Mr. Ramji served as executive vice president and general manager of banking in Misys plc. from 2010 to 2013, as chief executive officer of BT Innovate and Design and chief information officer of BT Group plc. from 2004 to 2010, as executive vice president and chief information officer in Qwest Communications from 2001 to 2004, and as chief information officer of Dresdner Kleinwort Benson from 1996 to 2001. Mr. Ramji founded Webtek Software, one of the leading software houses in India in the 1990s. Mr. Ramji has also served as chief information officer at UBS (then called SBC) and as global head of operations at Credit Suisse First Boston prior to that. Mr. Ramji also currently serves as a non-executive director of Virtusa Corporation, a Nasdaq-listed company and as a non-executive director of Virtual Clarity Limited. Mr. Ramji received his bachelor degree in electronics from University of London. Mr. Ramji is a Chartered Financial Analyst.

Mr. Tom Manning has been our independent director since 2010. Mr. Manning is a Lecturer in Law at the University of Chicago Law School, where he teaches corporate governance. Mr. Manning served as chief executive officer of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, a global private equity firm, from 2010 to 2012. Previously, he served as chief executive officer of Indachin Limited, a venture management firm in Hong Kong from 2005 to 2009, as chairman of China Board Directors Limited, a board advisory firm based in Hong Kong from 2005 to 2010, and from 2003 to 2005, as director of Bain & Company. From 2000 to 2003, he was the chief executive officer of Capgemini EY Asia. Prior to Capgemini’s merger with Ernst & Young Consulting, from 1996 to 2000, he was the chief executive officer of Ernst & Young Consulting Asia Pacific. Mr. Manning currently serves as a board director of Dun & Bradstreet, Inc., a New York Stock Exchange listed company and as a board director of Clear Media Limited, a Hong Kong Stock Exchange listed company. Mr. Manning served as a board director of Gome Electrical Appliances, Inc., a company listed on the Hong Kong Stock Exchange, from 2007 to 2012, and Bank of Communications, a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, from 2004 to 2010. Mr. Manning received his MBA degree from Stanford University and his bachelor degree in East Asian studies from Harvard University.

Mr. Xiaosong Zhang (Jonathan Zhang) has served as our Chief Financial Officer since July 2010 and was our independent director between February 2010 and July 2010 before becoming our Chief Financial Officer. Prior to joining us, Mr. Zhang served as chief financial officer of BJB Career Education Company Limited from 2009 to June 2010, as chief financial officer of Emarket Holding Group, Ltd. from 2008 to 2009, as chief financial officer of Chinacars, Inc. from 2007 to 2008 and as chief financial officer of Vimicro International Corporation, a Nasdaq-listed company, from 2004 to 2007. From 2000 to 2004, Mr. Zhang was a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang also currently serves as an independent director and chairman of the audit committee of Sungy Mobile Limited and an independent director of Tarena International, Inc., both of which are Nasdaq-listed companies. Mr. Zhang received his master degree in accountancy from University of Illinois, his master degree in professional meteorology from Saint Louis University, and his bachelor degree in meteorology from Peking University. Mr. Zhang is a Certified Public Accountant in the State of California.

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

Mr. Cheng Zhang (Charles Zhang) will serve as our interim Chief Financial Officer following the filing of this annual report on Form 20-F. Mr. Zhang has served as our Vice President and Controller since July 2008. Prior to joining us, Mr. Zhang was the controller at United Information Technology Storage (Beijing) Co., Ltd. from January 2008 to June 2008, controller at Nolato Mobile Communication Polymers (Beijing) Co., Ltd. from February 2006 to December 2007, and finance manager at Lucent Technologies China Co., Ltd, Kimberly-Clark Beijing Co., Ltd, and Beijing Stone Matsushita Electric Works Co., Ltd. from 1996 to 2006. Mr. Zhang is a Certified General Accountant of Canada, a member of the Association of Chartered Certified Accountants, and a Certified Practicing Accountant of Australia. Mr. Zhang received his bachelor degree in applied accounting from Oxford Brookes University.

There is no family relationship between any of our directors or executive officers.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we and our subsidiaries paid aggregate cash compensation of approximately RMB11.5 million ($1.9 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

As of December 31, 2013, our directors and executive officers as a group held, in the aggregate, options to acquire 44,962,075 of our ordinary shares. These options have a weighted-average exercise price of $0.43. Of these options, 4,934,000 expire on March 31, 2017; 3,520,000 expire on March 31, 2018; 330,000 expire on December 19, 2018; 12,150,000 expire on December 22, 2019; 6,050,000 expire on July 31, 2020; 4,932,835 expire on September 14, 2020; 400,000 expire on November 17, 2020; 5,417,200 expire on June 26, 2021; 3,340,000 expire on December 12, 2022 and 3,888,040 expire on May 9,2023.

As of December 31, 2013, our directors and executive officers as a group held outstanding awards with respect to an aggregate of 265,000 share units. Of these share units, 37,500 vested on March 1, 2014; 40,000 vest on September 30, 2014; 37,500 vest on November 12, 2014; 37,500 vest on March 1, 2015; 37,500 vest on November 12, 2015; 37,500 vest on March 1, 2016; and 37,500 vest on November 12, 2016.

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

Pre-IPO Plans. As of March 31, 2014, a total of 22,346,670 ordinary shares are subject to outstanding options granted under our 2008 Share Incentive Plan, or the 2008 Plan, adopted in March 2008 and subsequently amended in September 2010, and a total of 38,712,201 ordinary shares are subject to outstanding options granted under our 2009 Share Incentive Plan, or the 2009 Plan, adopted in December 2009 and subsequently amended in April and September 2010.

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

2010 Performance Incentive Plan. In November 2010, we adopted our 2010 Performance Incentive Plan, or the 2010 Plan, and subsequently amended it in October 2013. We stopped granting options or any other awards under the 2008 Plan and 2009 Plan upon the adoption of the 2010 Plan. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan was initially 7,500,000, plus the number of any shares subject to share options granted under the 2008 Plan or 2009 Plan and outstanding on the date of the adoption of the 2010 Plan, which expire, or for any reason are cancelled or terminated, after the date of the adoption of the 2010 Plan without being exercised, plus an annual increase on January 1 of each calendar year beginning in 2011 equal to the lesser of (i) two and one-half percent (2.5%) of the total number of our ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 20,000,000 ordinary shares or (iii) such number of ordinary shares as may be established by our board of directors. On October 8, 2013, our board of directors approved a 5,000,000 ordinary share increase to the existing share limit under the 2010 Plan for future incentive purposes. In light of this increase and the pending going private transaction, in 2014 our board of directors established that the ordinary shares available for grant under the 2010 Plan should not automatically increase on January 1, 2014. As of March 31, 2014 (giving effect to such board determination), the maximum number of ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 1,274,253 and options to purchase 85,293,900 ordinary shares and awards with respect to 151,437 restricted shares and 7,339,835 share units are outstanding under the 2010 Plan.

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

Effect of the Going Private Transaction on Outstanding Awards

If the going private transaction described in “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction” is completed, at the effective time of the merger the 2008 Plan, the 2009 Plan and the 2010 Plan will terminate and each option or other equity incentive awards issued and outstanding under the foregoing, whether vested or unvested, that remains outstanding as of immediately prior to the effective time of the merger, unless otherwise determined by Parent, shall be rolled over into an option or other corresponding equity incentive award in Holdco equal to the number of ordinary shares subject to such option or other equity incentive award, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original option or other equity incentive awards; provided, that the number of option or other equity incentive awards (as the case may be) granted in substitution for such option or other equity incentive awards, as the case may be, may be further adjusted by Parent in accordance with Holdco’s capital structure at the effective time of the merger to provide substantially the same economic terms to the holder of such option or other equity incentive awards, as the case may be.

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

Terms of Directors and Executive Officers

Our directors are not subject to a term of office (unless a term is set by our board and approved by our shareholders) and hold office until such time as they resign or are removed from office by special resolution of at least two-thirds of the shareholders or by a vote of at least two-thirds of our board of directors. A director will be required to vacate office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. The board (or a committee thereof) has the power to adopt policies governing the term of office of our directors subject to approval by our shareholders.

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

D. Employees

Our ability to rapidly recruit, train, develop and retain employees is critical to the success of our business. We are committed to being a highly regarded employer within our industry in China and we have dedicated executives focused solely on human capital and leadership development. We believe our employees deliver services on par with widely accepted quality standards in the global IT outsourcing industry. We had 12,510, 14,512 and 18,643 employees as of December 31, 2011, 2012 and 2013, respectively.

Recruiting and Retention. We have built our talent pool by recruiting students from leading universities in China and hiring highly qualified project leaders and middle-level managers from the market. We are committed to maintaining stringent recruitment standards to continue to hire highly qualified candidates, minimize attrition and increase the chances for the development of long-term careers for our employees. We offer competitive remuneration and benefits, a challenging work environment, ongoing skill development initiatives, and attractive career advancement opportunities. We continually assess and refine our selection process based on performance tracking of past recruits. We also maintain a database of experienced potential lateral hires from which we have recruited a large number of middle to senior level staff over the years. Our attrition rates were 24.8%, 23.8% and 19.8% in 2011, 2012 and 2013, respectively.

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

We are particularly focused on development of middle management and leadership. Our ISS High Potential Programis focused on systematically identifying and nurturing the development of middle and senior management. Using this program, we cultivate talent through formal leadership training, evaluation, development and promotion.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2014, the latest practicable date, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tianwen Liu (3)	61,820,950	10.4%
Yong Feng (4)	18,185,294	3.1%
Chung-Kao Hsieh	*	*
Benson Tam	*	*
Al-Noor Gulamali Abdulla Ramji	*	*
Tom Manning	*	*
Xiaosong Zhang	*	*
Li Wang	*	*
Ying Huang (5)	7,951,340	1.4%
Junhe Che	*	*
Qiang Peng	*	*
Xiaohui Zhu	*	*
Yenwen Kang	*	*
All directors and executive officers as a group	93,938,529	15.9%
Principal Shareholders:
Tekventure Limited (6)	53,250,000	9.1%
AsiaVest Opportunities Fund IV (7)	42,106,486	7.2%
Fidelity Entities (8)	82,136,850	14.1%
Everbright Entities (9)	36,731,389	6.3%
Tao Li and affiliated entities(10)	39,594,980	6.8%

*	Less than 1% of our outstanding ordinary shares.
(1)	The number of ordinary shares beneficially owned by each of the listed persons includes ordinary shares that such person has the right to acquire within 60 days after March 31, 2014.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares such person has the right to acquire within 60 days after March 31, 2014. The total number of ordinary shares outstanding as of March 31, 2014 is 584,158,831.
(3)	Represents 53,250,000 ordinary shares held by Tekventure Limited, a British Virgin Islands company, 70,261.7 American Depositary Shares representing 702,617 ordinary shares held by Mr. Liu, 4,950,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is the sole director, and 2,918,333 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by Mr. Liu. Mr. Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Liu disclaims beneficial ownership of such 53,250,000 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Liu is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(4)	Represents 16,076,678 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company of which Mr. Feng is the sole shareholder and sole director, 35,419 American Depositary Shares representing 354,190 ordinary shares held by Mr. Feng, and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is the sole director, and 754,426 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by Mr. Feng. The business address of Mr. Feng is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(5)	Represents 1,027,883 ordinary shares held by Mr. Huang directly and 5,500,000 ordinary shares held by Mr. Huang indirectly through Rich Skill Holdings Limited, 44,928 American Depositary Shares representing 449,280 ordinary shares held by Mr. Huang, and 974,177 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by Mr. Huang. The business address of Mr. Huang is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(6)	Represents 53,250,000 ordinary shares held by Tekventure Limited. Tekventure Limited is a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are Tianwen Liu Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Tianwen Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited. The address of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	The number of ordinary shares beneficially owned is as of December 31, 2013, as reported in a Schedule 13G/A filed by AsiaVest Opportunities Fund IV and AsiaVest Partners, TCW/YFY Ltd., on February 12, 2014. The business address of these filers reported on the Schedule 13G/A is 11/F, 318 Ruei Guang Road, Taipei 114, Taiwan.

(8)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Edward C. Johnson 3d and affiliated entities, including FMR LLC and FIL Limited (collectively, the “Fidelity Entities”) on February 14, 2012. The address of FIL Limited reported on the Schedule 13G/A is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The address of FMR LLC reported on the Schedule 13G/A is 82 Devonshire Street, Boston, MA 02109.
(9)	The number of ordinary shares beneficially owned is as of April 21, 2014, as reported in a Schedule 13D/A filed by Everbright entities, including China Everbright Limited, China Everbright Investment Management Limited, Windsor Venture Limited, Forebright Partners Limited, CSOF III GP Limited, Forebright Advisors Limited, China Special Opportunities Fund III, L.P., Accurate Global Limited, Advanced Orient Limited, China Everbright GP Limited, China Forebright Investment Management Limited, China Special Opportunities Fund, L.P., and CSOF Technology Investments Limited. The business address of Everbright entities reported on the Schedule 13D/A is 40/F, Far East Finance Centre 16 Harcourt Road, Hong Kong.
(10)	The number of ordinary shares beneficially owned is as of December 4, 2013, as reported in a Schedule 13D/A filed by Tao Li and affiliated entities, including Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC. The business address of Tao Li and affiliated entities, including Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC, reported on the Schedule 13D/A is 650 Fifth Avenue, Suite 3301 New York, NY 10019.

As of March 31, 2014, approximately 71.9% of our outstanding ordinary shares are held by 41 record holders in the United States.

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

In 2007, we extended a loan to iSoftStone Technologies Co., Ltd., a Japanese company in which iSoftStone Japan Limited owns a 32.25% equity interest. As of December 31, 2011, 2012 and 2013, the outstanding loan principal and interest due to us from iSoftStone Technologies Co., Ltd. were $91,000, $83,000 and $70,000, respectively. The loan we extended to iSoftStone Technologies Co., Ltd. is unsecured, bears interest at a rate of 2.5% per annum.

In 2010, we extended an unsecured loan with a principal amount of $0.5 million and interest rate of 4.86% per annum to Wuxi iCarnegie Enterprise Management Co., Ltd., or Wuxi iCarnegie, a company in which we own 20% equity interest. Since 2010, we have from time to time, paid certain fees and expenses on behalf of Wuxi iCarnegie, including a course license fee of $0.6 million and prepaid training fee of $1.1 million. As of December 31, 2011, 2012 and 2013, the total amount of outstanding loan principal and interest and fees and expenses payment due to us from Wuxi iCarnegie were $1.5 million, $2.5 million and $2.6 million

Since 2010, Wuxi iCarnegie has from time to time paid certain operating expenses on our behalf, with the total amount due from us to Wuxi iCarnegie being $94,000, $8,000 and $8,000 as of December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the total amount of payment due to us from Guangdong IoT iSoftStone Information Technology Co., Ltd., a Chinese company established in 2012 in which we own 49% equity interest, was $1.2 million, mainly representing project receivables.

In August 2010, our existing shareholders Tekventure Limited and United Innovation (China) Ltd. transferred an aggregate of $5 million of our ordinary shares to our wholly owned subsidiary, iSoftStone Hong Kong Limited. These shares were purchased for $2 million in cash and are being held on our behalf and treated by us as treasury shares for accounting purposes. In October 2010, 461,000 and 700,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to a former employee at a per share price of $0.51 and $0.30, respectively, or $445,110 in the aggregate. These shares were transferred as partial consideration for our hiring and terminating that employee. Also in October 2010, 553,389 and 178,047 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to designees of several key employees at par value as partial consideration for our hiring of those employees. On March 29, 2011, 674,109 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to ESFB Asia Investment Limited as partial consideration for our acquisition of Beijing Kebao. On June 2, 2011, 500,000 of these ordinary shares were transferred by iSoftStone Hong Kong Limited to Morinaga Technology Limited as partial consideration for our acquisition of the IT services business of Dalian Zhendan Science and Technology Co., Ltd. In October 2013, our board of directors approved cancellation of 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited.

Going Private Transaction

See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction.”

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

Legal Proceedings

In October 2012, iCarnegie Inc. submitted a demand for arbitration to the American Arbitration Association. The arbitration hearing took place from March 31, 2014 through April 4, 2014. As of the arbitration date, iCarnegie was claiming approximately $11.1 million (comprised of $5.9 million in licensing fees that was allegedly due from us to iCarnegie Inc. pursuant to the course license agreement dated June 10, 2009 plus interest at a contractual rate of 18% per annum). In the arbitration, we asserted defenses and counter claims. In November 2012, a former officer filed a case with Beijing Labor Dispute Arbitration Committee against us claiming $4.0 million to compensate him for the loss of shares, stock options, salary and bonus. On February 6, 2013, a ruling was made by Beijing Labor Dispute Arbitration Committee. According to the ruling, all of the claims raised by the former officer were rejected by the arbitrator.

In December 2012, the same individual filed a lawsuit against us in the Grand Court of the Cayman Islands, alleging that we failed to issue shares to him upon his exercise of options and make his shares tradable after issuance. The complaint seeks monetary damages of approximately $2.9 million. The action remains at its preliminary stage. We intend to defend the action vigorously.

Following the initial dismissal by the Beijing Labor Dispute Arbitration Committee, in March 2013, the same officer filed a lawsuit against us in Beijing Haidian District People’s Court claiming $4.0 million in total to compensate his loss of shares, stock options, salary and bonus. In December 2013, the Beijing Haidian District People’s Court made a ruling, which ordered us to pay the officer salary in the amount of approximately $0.05 million, and rejected other claims made by the officer. In December 2013, we and the officer separately filed an appeal to Beijing No.1 Intermediate People’s Court requesting the cancellation of the judgement made by Beijing Haidian District People’s Court. The appeal remains at its preliminary stage. We intend to defend the action vigorously.

In July 2012, Kodak (China) Investment Company Limited Shenzhen Branch, or Kodak, filed a request for arbitration with Beijing Arbitration Committee against us claiming a service fee of $0.9 million. In September 2012, we submitted the statement of defense and counterclaim to Beijing Arbitration Committee, requesting Kodak to pay $0.9 million as compensation for damages and legal fee. In April 2013, we reached a settlement with Kodak, according to which we agreed to pay Kodak $0.1 million as service fee, and we also agreed to enter into a sales contract with Kodak to purchase a printing machine in the amount of $0.7 million and pay Kodak $0.2 million under the sales contract.

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

Payment of cash dividends, if any, will be at the discretion of our board of directors, and will depend upon our future results of operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Under the terms of the Merger Agreement, we are not permitted to pay any dividends or repurchase any of our ordinary shares pending consummation of the merger.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “ISS” and have been listed since December 14, 2010. The following table sets forth the high and low trading prices of our ADSs on the NYSE for the periods indicated:

	High	Low
Annual
2010 (1)	$19.00	$15.30
2011	$22.63	$5.66
2012	$11.04	$3.68
2013	$6.08	$3.99
Quarterly
First Quarter 2012	$11.04	$8.4
Second Quarter 2012	$9.14	$5.11
Third Quarter 2012	$7.09	$4.16
Fourth Quarter 2012	$5.50	$3.68
First Quarter 2013	$6.08	$3.99
Second Quarter 2013	$5.59	$4.15
Third Quarter 2013	$5.35	$4.66
Fourth Quarter 2013	$5.28	$4.88
Monthly
2013
October	$5.28	$4.88
November	$5.09	$4.89
December	$5.16	$4.96
2014
January	$5.32	$5.05
February	$5.25	$5.05
March	$5.24	$4.92
April (through April 22, 2014)	$5.48	$5.40

(1)	Our ADSs began trading on the NYSE on December 14, 2010.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the state, local or non-U.S. tax or the Medicare tax consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any cash distributions (including the amount of any tax withheld) you receive on your ADSs and ordinary shares will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends from a qualified foreign corporation may be subject to reduced capital gains rate of taxation. A non-U.S. corporation (other than a passive foreign investment company) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2014 or for any future taxable year.

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

You would generally be able to avoid the PFIC rules regarding “excess” distribution and gain described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain “regularly traded” on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted tax basis in such ADSs or ordinary shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. If inflation rates continue to rise, we may experience greater increases in the wages of our professionals as a result of the increasing inflation levels in China or otherwise. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.”

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

To the extent that we need to convert our U.S. dollar denominated cash balance into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of 21.4 million as of December 31, 2013 into Renminbi at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB145.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB143.8 million as of December 31, 2013.

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

Recent Accounting Pronouncements

There are no accouting standards that have been issued but not yet adopted that we believe will have a material impact on our consolidated financial position or results of operations.

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

Fees Payable by the Depositary to the Issuer

Our depositary has agreed to reimburse us for certain reasonable fees and expenses we incur that are directly related to establishment and ongoing maintenance of the ADR program, including (a) initial and ongoing listing fees, underwriting fees and fees paid in conjunction with the preparation and execution of any offering of ADRs to be issued under the ADR program, including our initial public offering; (b) investor relations activities related to the ADR program, including, but not limited to, road shows, investor conference participation expenses, prospectus printing, related advertising and public relations in those jurisdictions in which the ADRs trade; (c) reasonable legal, audit and accounting fees and expenses, including, but not limited to, those related to reporting and corporate governance requirements of the SEC and/or any stock exchanges upon which the ADRs are listed for trading; (d) shareholder identification and perception studies and other investor relations expenses, in each case as arranged by or through the depositary; (e) broker reimbursements; and (f) any out-of-pocket expenses and fees we might otherwise owe the depository and other bona fide ADR program related third party expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not perforce related to the amounts of fees the depositary collects from investors. In the year ended December 31, 2013, we did not receive from the depositary any reimbursement payment for expenses incurred by use relating to the establishment and ongoing maintenance of the ADR program.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial offer has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2013 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iSoftStone Holdings Limited

We have audited the internal control over financial reporting of iSoftStone Holdings Limited (the “Company”), its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 29, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, our principal external auditors, in the fiscal year ended December 31, 2012 and 2013, respectively.

	Fiscal Year ended December 31,
	2012		2013
	(In thousands)
	RMB	US$	RMB	US$
Audit fees (1)	6,556	1,050	6,845	1,100
Audit-related fees (2)	—	—	—	—
Tax fees (3)	500	80	—	—
All other fees (4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the audit of our consolidated financial statements or the review of our interim consolidated financial statements required for statutory or regulatory filings.
(2)	“Audit-related fees” means the aggregate fees billed or payable for professional services rendered by our independent auditors in connection with the review of our interim consolidated financial statements not required for statutory or regulatory filings.
(3)	“Tax fees” means the aggregate fees billed or payable for tax compliance services, transfer pricing and requests for rulings or technical advice from taxing authorities and tax planning services.
(4)	“All other fees” means the aggregate fees billed for all other services provided by Deloitte, other than those services covered in footnotes (1) to (3) above.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

1.1*	Form of Fourth Amended and Restated Memorandum of Association and Fifth Amended and Restated Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares

2.6**	Restricted Issuance Agreement dated as of January 11, 2012 among the Registrant, the Depositary and Owners and Beneficial Owners of the Restricted American Depositary Shares

2.7*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.8*	Additional Investor Joinder Agreement to Investors’ Rights Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.9*	Amendment to Investors’ Rights Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.10*	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2009, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, FIL Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.11*	Additional Investor Joinder Agreement to Right of First Refusal and Co-Sale Agreement, dated as of April 21, 2010, between Jinyuan Development (Hong Kong) Company Limited and iSoftStone Holdings Limited

2.12*	Amendment to Right of First Refusal and Co-Sale Agreement, dated as of April 22, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein

2.13*	Amendment No. 2 to Investors’ Rights Agreement, dated as of November 26, 2010, among AsiaVest Opportunities Fund IV, Infotech Ventures Cayman Company Limited, Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P., Mitsui Ventures Global Fund, Infotech Pacific Ventures, L.P., CSOF Technology Investments Limited, SeaBright China Special Opportunities Fund II, LP, Asia Ventures II L.P., Jinyuan Development (Hong Kong) Company Limited, Hua Ying Management Co., Limited, Tekventure Limited, United Innovation (China) Limited, iSoftStone Holdings Limited and certain other persons named therein.

4.1*	2008 Share Incentive Plan

4.2*	2009 Share Incentive Plan

4.3*	2010 Performance Incentive Plan

4.4*	Form of Employment Agreement with the Registrant’s officers

4.5*	Form of Indemnification Agreement with the Registrant’s directors and officers

4.6***	Investment Agreement dated September 4, 2012, among iSoftStone Information Technology (Group) Co., Ltd., iSoftStone Holdings Limited and Huawei Technologies Co., Ltd.

4.7****	Share Purchase Agreement dated May 1, 2013, among iSoftStone Information Technology (Group) Co., Ltd., Huanxin Xujing (Tianjin) Equity Investment Fund Partnership (Limited Partnership), Tao Min, Beijing Ruantong Xutian Technology Development Co., Ltd. and Huanxin (Tianjin) Equity Investment Management Co., Ltd.

4.8	Amended 2010 Performance Incentive Plan

4.9*****	Agreement and Plan of Merger among iSoftStone Holdings Limited, New iSoftStone Holdings Limited and New iSoftStone Acquisition Limited, dated April 18, 2014

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

15.2	Consent of Han Kun Law Offices

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-170785), as amended, initially filed with the Securities and Exchange Commission on November 23, 2010.
**	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.
***	Previously furnished with the Registrant’s report on Form 6-K filed with the Securities and Exchange Commission on September 4, 2012.
****	Previously furnished with the Registrant’s report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2013.
*****	Previously furnished with the Registrant’s report on Form 6-K filed with the Securities and Exchange Commission on April 21, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

iSoftStone Holdings Limited

/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Chief Executive Officer

Date: April 29, 2014

ISOFTSTONE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISOFTSTONE HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of iSoftStone Holdings Limited (the “Company”), its subsidiaries, and variable interest entity (collectively, the “Group”) as of December 31, 2012 and December 31, 2013, and the related consolidated statements of operations, comprehensive income, change in equity, and cash flows for each of the three years in the period ended December 31, 2013, and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statements schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2014

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$116,597	$104,835
Restricted cash	8,743	11,410
Accounts receivable, net of allowance for doubtful accounts of $1,653 and $2,717 as of December 31, 2012 and 2013, respectively	202,202	253,209
Prepaid expenses and other current assets	14,019	29,146
Amounts due from related parties-current	3,838	1,374
Deferred tax assets, current	1,915	2,380

Total current assets	347,314	402,354

Long term investments	8,779	10,271
Property and equipment, net	67,768	151,010
Land use right, net	3,202	39,569
Intangible assets, net	5,945	4,456
Goodwill	26,983	32,684
Other non-current assets	5,993	5,278
Amounts due from related parties-non-current	—	2,564
Deferred tax assets, non-current	526	1,158

Total assets	$466,510	$649,344

Liabilities
Current liabilities:
Accounts Payable	$21,895	$29,389
Deferred revenue	9,693	19,300
Accrued expenses and other current liabilities	32,839	55,456
Income tax payable	7,519	10,120
Amounts due to related parties	8	16
Short term borrowings	54,012	123,434
Deferred consideration in connection with business acquisitions, current	2,480	1,858
Contingent consideration payable in connection with business acquisitions, current	1,032	1,671
Deferred tax liabilities, current	—	171

Total current liabilities	129,478	241,415

Long term borrowings	—	42,635
Deferred consideration in connection with business acquisitions, non-current	1,462	367
Contingent consideration payable in connection with business acquisitions, non-current	1,248	1,251
Deferred tax liabilities, non-current	937	9,624
Other liabilities, non-current	401	201

Total liabilities	$133,526	$295,493

Commitments (Note 26)

Equity
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 569,206,989 and 583,578,303 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	57	58
Treasury shares	(773)	—
Shares to be issued	1,262	127
Additional paid-in capital	294,909	308,699
Statutory reserves	11,459	13,636
Accumulated other comprehensive income	17,747	24,255
Retained earnings (Accumulated deficit)	5,412	(422)

Total iSoftStone Holdings Limited shareholders’ equity	330,073	346,353
Noncontrolling interest	2,911	7,498

Total equity	332,984	353,851

Total liabilities and equity	$466,510	$649,344

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2011	2012	2013

Revenues	$288,384	$385,666	$445,137
Business tax	(4,967)	(4,522)	(942)

Net revenues	283,417	381,144	444,195
Cost of revenues	(181,121)	(251,540)	(308,349)

Gross profit	102,296	129,604	135,846

Operating expenses:
General and administrative expenses	(50,768)	(63,279)	(85,211)
Selling and marketing expenses	(27,685)	(32,855)	(34,116)
Research and development expenses	(3,684)	(4,951)	(7,737)

Total operating expenses	(82,137)	(101,085)	(127,064)

Changes in fair value of contingent consideration in connection with business combination	(4,969)	(1,118)	(252)
Other income (expense)	324	(231)	(4,031)
Government subsidies	1,840	1,110	1,175

Income from operations	17,354	28,280	5,674

Interest income	1,118	775	812
Interest expense	(1,424)	(1,966)	(8,974)
Change in fair value of convertible note derivatives	2,832	—	—

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	19,880	27,089	(2,488)
Income taxes expense	(319)	(4,370)	(1,256)

Income (loss) after income taxes before loss in equity method investments, net of income taxes	19,561	22,719	(3,744)
Loss on equity method investments, net of income taxes	(565)	(637)	(363)

Net income (loss)	18,996	22,082	(4,107)
Less: Net income (loss) attributable to noncontrolling interest	151	(27)	(450)

Net income (loss) attributable to iSoftStone Holdings Limited	$18,845	$22,109	$(3,657)

Net income (loss) per share attributable to ordinary shareholders of iSoftStone Holdings Limited:
Basic	$0.03	$0.04	$(0.01)

Diluted	$0.03	$0.04	(0.01)

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	547,143,620	564,069,512	575,325,578

Diluted	592,082,213	582,402,472	575,325,578

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Year Ended December 31,
	2011	2012	2013

Net income (loss)	$18,996	$22,082	$(4,107)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	8,865	2,050	6,699

Comprehensive income	27,861	24,132	2,592

Less: comprehensive income (loss) attributed to the noncontrolling interest	211	(5)	(260)
Comprehensive income attributed to iSoftStone Holdings Limited	$27,650	$24,137	$2,852

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount

Balance of January 1, 2011	523,953,829	$52	$(1,243)	$1,571	$241,213	$5,703	$(29,786)	$6,914	$224,424	$1,006	$225,430

Share-based compensation	—	—	—	—	9,322	—	—	—	9,322	—	9,322
Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	4,247	—	—	—	4,248	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	200	(55)	(145)	—	—	—	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	270	(80)	(190)	—	—	—	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	27,235	—	—	—	27,237	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	(20)	88	—	—	—	68	—	68
Issuance of ordinary shares to a consultant	324,849	1	—	(154)	364	—	—	—	211	—	211
Noncontrolling interest acquired in connection with the acquisition of iHealthStone	—	—	—	—	—	—	—	—	—	(14)	(14)
Capital contribution from noncontrolling interest shareholder of iHealthStone	—	—	—	—	—	—	—	—	—	46	46
Capital contribution from noncontrolling interest shareholder of iSS-iSYS	—	—	—	—	—	—	—	—	—	350	350
Provision for statutory reserves	—	—	—	—	—	3,961	(3,961)	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	18,845	—	18,845	151	18,996
Foreign currency translation adjustment	—	—	—	—	—	—	—	8,805	8,805	60	8,865

Balance of December 31, 2011	557,682,406	$56	$(773)	$1,262	$282,134	$9,664	$(14,902)	$15,719	$293,160	$1,599	$294,759

Balance as of December 31, 2011	557,682,406	$56	$(773)	$1,262	$282,134	$9,664	$(14,902)	$15,719	$293,160	$1,599	$294,759

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Treasury shares	Shares to be issued	Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity	Non controlling interest	Total equity
	Shares	Amount
Share-based compensation	—	—	—	—	11,120	—	—	—	11,120	—	11,120
Issuance of ordinary shares in connection with exercise of options and vesting of share units	11,686,061	1	—	—	1,655	—	—	—	1,656	—	1,656
Repurchase of ordinary shares	(161,478)	—	—	—	—	—	—	—	—	—	—
Acquisition of noncontrolling interest iHealthStone	—	—	—	—	—	—	—	—	—	38	38
Capital contribution from noncontrolling interest shareholder of SZ-Information	—	—	—	—	—	—	—	—	—	1,279	1,279
Provision for statutory reserves	—	—	—	—	—	1,795	(1,795)	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	22,109	—	22,109	(27)	22,082
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,028	2,028	22	2,050

Balance as of December 31, 2012	569,206,989	$57	$(773)	$1,262	$294,909	$11,459	$5,412	$17,747	$330,073	$2,911	$332,984

Share-based compensation	—	—	—	—	12,832	—	—	—	12,832	—	12,832
Issuance of ordinary shares in connection with exercise of options and vesting of share units	15,514,857	1	—	—	596	—	—	—	597	—	597
Repurchase of ordinary shares	(83,282)	—	—	—	—	—	—	—	—	—	—
Treasury shares purchased and held by iSoftstone HK	(1,933,455)	—	773	—	(773)	—	—	—	—	—	—
Transfer of ordinary shares in connection with business acquisition of Shanghai Kangshi	873,194	—	—	(1,135)	1,135	—	—	—	—	—	—
Capital contribution from noncontrolling interest shareholder of iSST	—	—	—	—	—	—	—	—	—	4,025	4,025
Capital contribution from noncontrolling interest shareholder of GZ-Foshan	—	—	—	—	—	—	—	—	—	821	821
Provision for statutory reserves	—	—	—	—	—	2,177	(2,177)	—	—	—	—
Comprehensive income:
Net loss	—	—	—	—	—	—	(3,657)	—	(3,657)	(450)	(4,107)
Foreign currency translation adjustment	—	—	—	—	—	—	—	6,508	6,508	191	6,699

Balance as of December 31, 2013	583,578,303	$58	—	$127	$308,699	$13,636	$(422)	$24,255	$346,353	$7,498	$353,851

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income (loss)	$18,996	$22,082	$(4,107)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	9,331	11,120	12,832
Depreciation and amortization of property and equipment	7,012	9,168	14,933
Amortization of intangible assets	3,432	3,448	3,069
Amortization of land use right	30	72	516
Provision of allowance for doubtful accounts	2,438	209	1,254
Loss on equity method investments	565	637	363
Loss on disposal of property and equipment	313	208	253
Changes in fair value of contingent consideration in connection with business combinations	4,969	1,118	252
Changes in fair value of convertible notes derivatives	(2,832)	—	—
Imputed interest expense in connection with convertible notes	654	—	—
Preexisting contract loss	—	—	4,106
Changes in operating assets and liabilities:
Accounts receivable	(46,447)	(47,135)	(46,143)
Prepaid expenses and other current assets	(7,685)	1,693	(12,358)
Payment for land use right	(3,273)	—	—
Amounts due from related parties	1,043	(2,116)	(90)
Deferred tax assets	(779)	51	(1,013)
Accounts payable	1,607	1,458	4,501
Deferred revenue	3,137	1,028	9,138
Accrued expenses and other current liabilities	7,419	3,395	14,407
Income tax payable	1,368	4,242	2,546
Amounts due to related parties	(899)	(86)	8
Deferred tax liabilities	(862)	(655)	(627)

Net cash (used in) provided by operating activities	(463)	9,937	3,840

Cash flows from investing activities:
Purchase of property and equipment	(44,312)	(20,560)	(40,047)
Purchase of intangible assets	(107)	—	(99)
Payments for business acquisitions	(5,022)	(2,155)	(50,556)
Proceeds from sales of long term investment	270	2,413	—
Payments for long term investments	(12,036)	(1,532)	(1,572)
Consideration paid for acquiring of noncontrolling interest	—	(9)	—
Restricted cash	1,374	(7,161)	(2,667)

Net cash used in investing activities	$(59,833)	$(29,004)	$(94,941)

ISOFTSTONE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

	For the year ended December 31,
	2011	2012	2013

Cash flows from financing activities:
Payment of offering cost in connection with the issuance of ordinary shares	$(1,485)	$—	$—
Proceeds from exercise of options	4,031	1,874	597
Proceeds from sale of ordinary shares	211	—	—
Proceeds from short term borrowings	14,941	53,486	125,325
Proceeds from long term borrowings	—	—	17,332
Payment of short term borrowings	(37,627)	(15,199)	(64,123)
Deferred and contingent consideration paid for business acquisitions	(2,184)	(5,677)	(5,651)
Capital contribution from noncontrolling interest shareholder	350	436	4,846

Net cash (used in) provided by financing activities	(21,763)	34,920	78,326

Effect of exchange rate changes	2,175	(452)	1,013

Net (decrease) increase in cash and cash equivalents	(79,884)	15,401	(11,762)
Cash and cash equivalents at beginning of year	181,080	101,196	116,597

Cash and cash equivalent at end of year	$101,196	$116,597	$104,835

Supplemental disclosure of cash flow information:
Income taxes paid	$235	$749	958
Interest paid	$889	$1,885	8,813
Supplemental schedule of non-cash activities:
Conversion of convertible notes to ordinary shares	$27,237	$—	$—
Payment of acquisition of Ruantong Xutian by swapped of construction related accounts payable	$—	$—	$546
Change in payable for purchase of property and equipment	$651	$(1,849)	$6,614

The accompanying notes are an integral part of these consolidated financial statements.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Currently, the Group conducts its business primarily through the following subsidiaries:

•	iSoftStone WFOE, which is a primary operating entity and hosts the Group’s headquarters in Beijing, China. iSoftStone WFOE operates China-based delivery platform and holds China-based subsidiaries, mainly including: iSoftStone Information Technology Co., Ltd. located in Tianjin, iSoftStone Information System Service Co., Ltd. located in Wuxi, and Guangzhou iSoftStone Information Technology Co., Ltd. located in Guangzhou and iSoftstone Technology Service Company Limited in Wuhan.

•	iSoftStone Inc., the Company’s wholly owned subsidiary incorporated in the State of Delaware, United States.

•	iSoftStone Japan Limited, the Company’s wholly owned subsidiary incorporated in Japan.

The Group completed a number of acquisitions in the years presented:

•	In January 2011, the Group acquired iHealthStone Co., Limited (“iHealthStone”).

•	In July 2011, the Group acquired Adventier Consulting Group, Inc. (“Adventier”).

•	In April 2012, the Group acquired the power distribution solution business of Nanjing Jiangchen Science & Technology Co., LTD. (“Jiangchen”).

•	In June 2012, the Group acquired Abovenet International Inc. (“Abovenet”).

•	In May 2013, the Group acquired Beijing Ruantong Xutian Technology Development Co., Ltd. (Ruantong Xutian).

•	In August 2013, the Group acquired the real estate solution business of Beijing LDeasy Science & Technology Co., Ltd. (“LDeasy”).

As of December 31, 2013, the Group’s subsidiaries and VIE were as follows:

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership

Subsidiaries
iSoftStone Information Technology (Group) Company Limited (“iSoftStone WFOE”)	November 4, 2005	PRC	100%
iSoftStone Korea Inc. (“iSoftStone Korea”)	April 20, 2006	Korea	100%
iSoftStone Japan Limited (“iSoftStone Japan”)	August 31, 2006	Japan	100%
iSoftStone Information Technology Company Limited (“iSoftStone Tianjin”)	December 6, 2006	PRC	100%
iSoftStone Information System Service Company Limited (“iSoftStone Wuxi”)	December 12, 2006	PRC	100%
iSoftStone Inc.	July 18, 2007	USA	100%

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership

Tianjin Saisi Information Technology Company Limited (“Saisi”)	August 24, 2007	PRC	100%
Beijing iSoftStone Data Technology Service Company Limited (“iSoftStone Data”)	May 23, 2008	PRC	100%
iSoftStone Hong Kong Limited ( “iSoftStone HK”)	October 15, 2008	Hong Kong	100%
Guangzhou iSoftStone Information Technology Company Limited (“iSoftStone Guangzhou”)	February 17, 2009	PRC	100%
Beijing Guodian Ruantong Technology Company Limited (“Guodian”)	December 28, 2009	PRC	87%
Nanjing iSoftStone Information Technology Company Limited (“iSoftStone Nanjing”)	June 22, 2010	PRC	100%
iSoftStone Information Technology Group (Dalian) Company Limited (“iSS-Dalian”)	July 30, 2010	PRC	100%
Hangzhou iSoftStone Information Services Company Limited (“iSoftStone Hangzhou”)	August 16, 2010	PRC	100%
Shanghai Kangshi Information System Company Limited ( “Shanghai Kangshi”)	November 10, 2010	PRC	100%
Beijing iSoftStone Jiewen Information Technology Company Limited (“Jiewen”)	November 12, 2010	PRC	67%
iHealthStone Co., Limited (“iHealthStone”)	January 21, 2011	PRC	100%
iSoftStone Information Technology Group Chengdu Technology Company Limited (“iSS-Chengdu”)	January 21, 2011	PRC	100%
Xi’an iSoftStone Information Technology Company Limited (“TJ-Xian”).	March 23, 2011	PRC	100%
Shenzhen iSoftStone Technology Company Limited (“iSS-Shenzhen”)	April 27, 2011	PRC	100%
Zhenjiang iSoftStone Information Technology Company Limited (“WX-Zhenjiang”)	May 18, 2011	PRC	100%
iSoftStone Information Technology (Dalian) Company Limited (“iSoftStone Dalian”)	May 31, 2011	PRC	100%
Tianjin Intime Information Technology Company Limited (“Tianjin Intime”)	June 21, 2011	PRC	100%
iSoftStone Limited (“iSS-UK”)	June 24, 2011	UK	100%
iSoftStone GmbH (“iSS-Germany”)	June 28, 2011	Germany	100%
iSoftStone Information Technology Group (Wuhan) Company Limited (“iSS-Wuhan”)	July 13, 2011	PRC	100%
iSYS Information Technology Co., Ltd. (“iSS-iSYS”)	July 14, 2011	PRC	65%
iSoftStone Information System Service Yancheng Company Limited (“WX-Yancheng”)	September 30, 2011	PRC	100%
iSoftStone LLC (“iSS-LLC”)	November 2, 2011	USA	100%
Shenzhen iSoftStone Information Technology Company Limited (“SZ-Information”)	February 21, 2012	PRC	60%
Suzhou iSoftStone Information Technology Company Limited (“SZ-Suzhou”)	March 21, 2012	PRC	60%
Beijing Guodian Ruantong Jiangsu Technology Company Limited (“GD-Nanjing”)	April 23, 2012	PRC	87%
iSoftStone Technology Corporation (“iSoftStone-Canada”)	June 15, 2012	Canada	100%
Liaoyuan iSoftStone Information Technology Company Limited (“DL WFOE-Liaoyuan”)	June 27, 2012	PRC	100%
Shanghai iSoftStone Industrial Company Limited (“WX-Shanghai”)	June 29, 2012	PRC	100%
iSoftStone Technology Service Company Limited (“iSST”)	September 7, 2012	PRC	75%
Tianjin iSoftStone Technology Service Company Limited (“iSST-Tianjin”)	September 26, 2012	PRC	75%
Nanjing iSoftStone Technology Service Company Limited (“iSST-Nanjing”)	September 27, 2012	PRC	75%
iSoftStone Technology Service Wuxi Company Limited (“iSST-Wuxi”)	September 29, 2012	PRC	75%
Xi’an iSoftStone Technology Service Company Limited (“iSST-Xi’an”)	October 15, 2012	PRC	75%
Foshan iSoftStone Information Technology Company Limited (“GZ-Foshan”)	October 29, 2012	PRC	100%
iSoftStone Technology Development (Yancheng) Company Limited (“iSoftStone-Yancheng”)	November 12, 2012	PRC	100%

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Later Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of economic ownership

iSoftStone Technology Japan Inc.(“iSST-Japan”)	March 29, 2013	Japan	75%
Jiangsu Jingwei Software Technology Company Limited (“WX-Jingwei”)	April 26, 2013	PRC	100%
Beijing Ruantong Xutian Technology Development Co., Ltd. (Ruantong Xutian)	May 27, 2013	PRC	100%
Lingdong Information Technology Company Limited (“iSS-Xiangyang”)	August 6, 2013	PRC	65%
Sichuan Lingdong Information Technology Company Limited (“XY-Renshou”)	October 29, 2013	PRC	65%
Shandong Lingdong Information Technology Company Limited (“XY-Linyi”)	December 16, 2013	PRC	65%
Kaiying Information Technology Company Limited (“iSS-Kunshan”)	December 17, 2013	PRC	68%

Variable Interest Entity
Beijing iSoftStone Technologies Limited ( “Beijing iSoftStone”)	November 18, 2005	PRC	100%

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, income taxes, collectability of accounts receivable, impairment of goodwill, estimated useful lives and impairment of property and equipment and intangible assets, contingent consideration in relation to business combinations and share-based compensation.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Financial instruments

The Group’s financial instruments mainly include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, amounts due from/and to related parties, short term borrowings, long term borrowings, long term investments, contingent consideration payable in connection with business acquisitions, and convertible notes.

The carrying values of cash and cash equivalent, restricted cash, accounts receivable, accounts payable, and amounts due from/and to related parties approximate their fair values due to short-term maturities.

The carrying amounts of short term and long term borrowings approximate their fair values as the borrowings bear variable interest rates which approximate the market interest rate.

Estimate of fair value of cost of equity method investments are not readily available.

Contingent consideration payable in connection with business acquisitions and return rate reset and conversion right derivatives embedded in the convertible notes were carried at fair value.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Building	45 - 48 years
Computers and software	3 - 5 years
Furniture and office equipment	5 - 17 years
Motor vehicles	5 years
Leasehold improvements	the shorter of lease terms or the estimated useful lives

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination - continued

Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group had estimated the fair value as of the date of acquisition based on the closing market price of the shares of the company.

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

Acquired intangible assets with finite lives

The Group measured the fair value of the purchased intangible assets arising from acquisitions using the “cost”, “income approach-excess earnings” and “with & without” valuation method. In performing the purchase price allocation, the Group considered, among other factors, forecast financial performance of the acquired business, market performance, and the market potential of the acquired business. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Group used unobservable inputs, reflecting the Group’s assessment of the assumptions market participants would use in valuing these assets and liabilities.

Customer base and part of software copyright is amortized using the estimated attrition pattern of the acquired intangible assets. The weighted average amortization period in total is 4.5 years. Contract backlog, non-compete agreements, trademark, software copyright, core technology and product technology are amortized using the straight-line method over the following estimated economic lives:

Customer base	1.8 - 6 years
Contract backlog	0.3 - 1.3 years
Non-compete agreements	3 - 5 years
Trademark	4.4 years
Software copyright	1 - 5 years
Core technology	6 years
Product technology	5 years

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

There were no impairment losses during the years ended December 31, 2011, 2012 and 2013.

Goodwill and impairment of goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and impairment of goodwill - continued

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

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group adopted this pronouncement in 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized no impairment loss on goodwill in 2011, 2012 and 2013.

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

Revenue recognition

The Group provides a comprehensive range of IT services and solutions, categorized into three business lines: (i) IT services; (ii) Consulting and Solution services; and (iii) BPO services. The rights to software developed by the Group on behalf of its clients belong to the clients and the Group does not have the option to acquire such rights from its clients. The Group provided services on a time-and-expense basis, fixed-price basis or, with respect to some BPO services, on a volume basis.

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Group is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate. Net revenues recognized for time-and-expense basis contracts totaled $107,261, $142,474 and $160,884 for the years ended December 31, 2011, 2012 and 2013, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Fixed-price basis contracts

Revenues from fixed-price basis contracts require the Group to perform services throughout the contractual period, which are generally less than two years. Revenues from this type of arrangements are generally recognized using the proportional performance method based on the proportion of direct labor costs incurred to the budgeted direct labor costs. The Group recognizes cost of revenues for labor and other costs on actual basis with no deferral of project costs. The Group believes it can reasonably estimate the service hours expected to be incurred on each project and there is no retention provisions based on the Group’s historic experience. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. Service fee received in excess of revenues recognized are recorded as deferred revenues.

Net revenues recognized for fixed-price basis contracts totaled $172,695, $235,877 and $277,118 for the years ended December 31, 2011, 2012 and 2013, respectively.

Volume basis contracts

For volume basis contracts, the Group recognizes service revenues based on the volume of the transactions processed for the clients and a pre-agreed unit price for each type of process. Net revenues recognized for volume basis contracts totaled $3,461, $2,793 and $6,193 for the years ended December 31, 2011, 2012 and 2013, respectively.

Business tax and value added taxes

Before VAT pilot program, the Group’s PRC subsidiaries were subject to business tax at rate of 5% and related surcharges of total revenues for certain type of contracts. Certain services contracts are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued circulars No. 110 and No. 111 regarding the pilot collection of VAT in lieu of business tax in certain industries in Shanghai. In July 2012, China’s State Council that the VAT reform pilot program in Shanghai will be expanded to eight provinces/cities. The Ministry of Finance and the State Administration of Taxation jointly issued a circular No. 71 in July 2012 that formally sets out the timetable for, and scope of, the expanded program. Such VAT pilot program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. In August 2013, this tax pilot program has been extended to the remaining areas within China. As a result, from August 1, 2013 the Company’s PRC subsidiaries are subject to VAT at the rate of 6% on certain service revenues which were previously subject to business tax.

Value added taxes rebate revenues

The Group receives value added taxes (“VAT”) rebates from tax authority as an incentive to encourage certain high-tech industries. The Group pays the relevant VAT and properly files the rebate application to tax authority and VAT rebates are recorded as revenue when the related rebates become receivable. The Group recorded $77, $16 and $198 of VAT rebate in revenue for the years ended December 31, 2011, 2012 and 2013, respectively. The VAT rebate revenues are classified into the relevant revenue categories.

Government subsidies

Government subsidies include amounts granted by local government authorities to encourage the employment of new college graduates and other purposes. Government subsidies are recorded as receivables when the approval is obtained from the local government authorities and the Group has the right to receive the subsidies, when historically the expenses that the subsidies intended to compensate normally have incurred by the Company. Subsidies to encourage employment of new college graduates are recognized in the statement of operations as deductions to the cost of revenues and related expenses, primarily costs of revenues. Subsidies for other purposes are recognized as other operating income because the subsidies are not intended to compensate for specific expenditure. For the years ended December 31, 2011, 2012 and 2013, the Group recognized government subsidies

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies - continued

as a reduction to costs of revenues of $9,277, $13,845 and $11,019, respectively, as a reduction to operating expenses of $3,054, $3,192 and $1,594, respectively, and as other operating income of $1,840, $1,110 and $1,175, respectively.

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

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC, Japan, Hong Kong, Taiwan, Korea, Canada, Germany and the United States are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), Hong Kong Dollars (“HK$”), Taiwan Dollars (“NT$”), Korea Won (“WON”), Canadian Dollars (“CAD”), Euro (“EUR”) and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

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

The Group’s entities with functional currency of RMB, Yen, HK$, NT$, WON, CAD and EUR translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency, based on the exchange rates quoted by the Federal Reserve Bank of New York. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of the other comprehensive income.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income (net of tax) at fiscal 2012 and 2013 year-ends are substantially comprised of accumulated foreign currency translation adjustments.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group’s nonvested shares were participating securities, as certain nonvested shares were entitled to dividend right before vesting. Accordingly, the Group used the two-class method whereby undistributed net income was allocated on a pro rata basis to the ordinary, and certain nonvested shares to the extent that each class might share income for the period, whereas the undistributed net loss was allocated to ordinary shares and certain nonvested shares.

In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

Significant risks and uncertainties

Foreign currency risk

RMB is not freely convertible into other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the Federal Reserve Bank of New York that are determined largely by supply and demand. The Group’s cash balances in RMB as of December 31, 2011, 2012 and 2013 were RMB473, 192,669, RMB531,962,381 and RMB478,731,600 respectively.

During the periods, the Group incurred foreign currency risk mainly on sales denominated in US$, and Japanese Yen. The Group did not enter into any foreign exchange forward contracts to hedge against exchange rate fluctuations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable.

The Group places the majority of its cash and cash equivalents and restricted cash with financial institutions located in the PRC and the United States of America. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

The Group has relatively high concentration of revenues with certain clients. Client accounting for 10% or more of total net revenues is as follows:

	For the year ended December 31,
	2011		2012		2013
	Amount	%	Amount	%	Amount	%

Client A	$65,406	23	$98,774	26	$130,009	29

Client accounting for 10% or more of accounts receivable is as follows:

	As of December 31,
	2012		2013
	Amount	%	Amount	%

Client A	$59,734	30	$67,419	27

Recent accounting pronouncements

There are no accounting standards that have been issued but not yet adopted that we believe will have a material impact on our consolidated financial position or results of operations.

3.	ACQUISITIONS

(a) Acquisition of Adventier

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(a) Acquisition of Adventier - continued

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives

Net tangible assets:
Cash and cash equivalents	$675
Current assets	1,163
Current liabilities	(1,838)
Intangible assets acquired:
Customer base	1,080	3.4 years
Contract backlog	690	0.5 years
Trademark	330	4.5 years
Goodwill	4,287
Deferred tax liabilities	(756)

Total consideration	$5,631

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

By the end of March 31, 2012, the contingent consideration of $4,130 was determined to be $4,451 according to the actual performance in 2011. The increase in the fair value of contingent consideration payable of $460 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2012. Out of the contingent consideration of $4,451, $2,540 and $1,147 was paid in 2012 and 2013, respectively, and as of December 31 2013 the remaining $764 was recorded at its present value of $753 as deferred consideration payable, which is to be paid in 2014.

(b) Acquisition of Jiangchen

On April 1, 2012, the Group acquired Nanjing Jiangchen Science & Technology Co., Ltd.‘s power distribution solution business to broaden the Group’s existing electric power generation IT services business.

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(b) Acquisition of Jiangchen - continued

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

In 2013, there was $531 cash consideration paid. The increase in fair value of contingent consideration payable of $148 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2013. The remaining contingent consideration payable as of December 31, 2013 was $1,660, which is to be paid in 2014 and 2015.

(c) Acquisition of Abovenet

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(c) Acquisition of Abovenet - continued

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives

Net tangible assets:
Cash and cash equivalents	$278
Current assets	440
Current liabilities	(439)
Intangible assets acquired:
Customer base	550	5.5 years
Contract backlog	128	0.5 years
Non-compete agreement	265	5.0 years
Non-current asset	4
Goodwill	714
Deferred tax liabilities	(104)

Total consideration	$1,836

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Pursuant to the purchase agreement, the contingent consideration of $1,412 in cash was determined based on the actual performance of the acquired business in 2012. The increase in the fair value of contingent consideration payable of $387 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2012.

In 2013, there was $558 cash consideration paid. The increase in fair value of contingent consideration payable of $59 was recorded as a loss of changes in fair value of contingent consideration in the consolidated statements of operations in 2013. The balance of cash consideration payable as of December 31, 2013 was $757, which is to be paid in 2014 and 2015.

(d) Acquisition of Ruantong Xutian

On May 27, 2013, the Group acquired 100% of the equity interests of Ruantong Xutian. Ruantong Xutian owned the facility that the Group previously leased as its headquarters. The facility has an area of approximately 43,200 square meters and can host up to 4,000 seats.

The total consideration was $52.3 million in cash, net of cash received from the acquired company, which was paid in 2013.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(d) Acquisition of Ruantong Xutian - continued

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group and a third party, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives

Net tangible assets:
Cash and cash equivalents	$440
Current assets	217
Current liabilities	(1,370)
Building	51,334	48 years
Land use right	35,641	48 years
Non-current asset	24
Non-current liabilities	(30,253)
Goodwill	4,349
Deferred tax liabilities	(7,621)

Total consideration	$52,761

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

(e) Acquisition of LDeasy

On August 2, 2013, the Group acquired Beijing LDeasy Science & Technology Co., Ltd.‘s real estate solution business to broaden the Group’s IT services business and solution in real estate industry.

The consideration consists of an initial cash consideration of $1,013, which was paid in 2013 by cash. In addition, the transaction also contains a contingent cash consideration arrangement based primarily on performance of the acquired business for the period from June 1, 2013 to May 31, 2016 at the maximum of $1,520. The contingent consideration was estimated to be $1,100 by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The total consideration was calculated as follows:

Cash consideration	$1,013
Contingent consideration	1,100

Total consideration	$2,113

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

		Estimated useful lives

Intangible assets acquired:
Customer base	$523	5.0 years
Core technology	490	6.0 years
Product technologies	408	3.0 years
Goodwill	910
Deferred tax liabilities	(218)

Total consideration	$2,113

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(e) Acquisition of LDeasy - continued

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The change in fair value of the contingent consideration from the date of acquisition to December 31, 2013 was determined to be an increase in liability of $57, which was recognized as a loss of changes in fair value of contingent consideration in the consolidated statement of operations in 2013.

(f) Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2010 and 2011 assuming that the acquisition of Adventier and other insignificant acquisitions which were completed in 2011, occurred as of January 1, 2010 and 2011, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the year ended
	December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Pro forma net revenue	$199,407	$286,974
Pro forma net income (loss) attributable to ordinary shareholders of iSoftStone Holdings Limited	$(3,145)	$19,704
Pro forma net income (loss) per ordinary share-basic	$(0.02)	$0.04
Pro forma net income (loss) per ordinary share-diluted	$(0.02)	$0.03

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

	For the year ended
	December 31,
	2011	2012
	(Unaudited)	(Unaudited)

Pro forma net revenue	$287,300	$382,435
Pro forma net income attributable to ordinary shareholders of iSoftStone Holdings Limited	$19,113	$21,959
Pro forma net income per ordinary share-basic	$0.03	$0.04
Pro forma net income per ordinary share-diluted	$0.03	$0.04

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(f) Pro forma information of acquisitions - continued

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2012 and 2013 assuming that the acquisitions of Ruantong Xutian and LDeasy which were completed in 2013, occurred as of January 1, 2012 and 2013, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the year ended
	December 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma net revenue	$381,272	$444,545
Pro forma net income (loss) attributable to ordinary shareholders of iSoftStone Holdings Limited	$21,939	$(4,511)
Pro forma net income (loss) per ordinary share-basic	$0.04	$(0.01)
Pro forma net income (loss) per ordinary share-diluted	$0.04	$(0.01)

(g) Other acquisitions

The Group made insignificant acquisitions for cash consideration of $334 and $1,897, restricted share units with fair value of $80 and nil, for the year ended December 31, 2012 and 2013, respectively.

No goodwill recognized in those transactions. The Group’s consolidated Financial Statements includes the operating results of each business acquisition from the date of acquisitions.

The Group believed these above acquisitions did not have a significant impact on the financial position and operating results of the Group. Therefore, no pro forma financial information was presented.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2012	2013

Billed accounts receivable	$52,334	$65,630
Unbilled accounts receivable	151,521	190,296
Less: Allowance for doubtful accounts	(1,653)	(2,717)

Total accounts receivable	$202,202	$253,209

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

As of December 31, 2012 and 2013, billed accounts receivable with a carrying value of $10,919 and $11,238 respectively were pledged as collateral, for short term bank loans. The bank loans will expire at June 24, 2014.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE - continued

An analysis of the allowance for doubtful accounts is as follows:

	2011	2012	2013

Balance at beginning of year	$2,320	$4,219	$1,653
Charge to expenses	2,438	209	1,007
Write-offs	(727)	(2,769)	—
Exchange rate differences	188	(6)	57

Balance at end of year	$4,219	$1,653	$2,717

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2012	2013

Contracts in progress (i)	$5,815	$15,231
Government subsidies receivable (ii)	1,205	331
Advance to employees (iii)	1,100	1,376
Advance to suppliers	870	4,265
Rental deposits	907	1,400
Prepaid rental and renovation & other prepaid expenses (iv)	2,107	2,891
Other operating receivable	867	713
Others	1,148	2,939

Total	$14,019	$29,146

(i)	Contracts in progress comprise:

Deposits made by the Group to certain clients to guarantee fulfillment of the terms of contracts which will be returned when the contract terms are fulfilled and deferred contract costs representing contract costs incurred in advance of revenue recognition arising from:

•	hardware or software purchased and delivered to the customers prior to services being provided and revenue recognized.

•	direct and incremental staff costs in respect of a practically BPO contract to hire and train the service delivery personnel according to the customer’s requirements prior the delivery of the billable services, and such deferred costs will be recognized over the billable service period.

•	the cost of providing services as requested by certain significant and recurring customers in advance of a formal works contract or purchase order being received.

(ii)	Government subsidies receivable represented subsidies that are recorded when the approval is obtained from the relevant government authorities and the Group has the right to receive the subsidies.
(iii)	Advances to employees represented cash advances to employees for business operations and are recognized as operating expenses when incurred.
(iv)	Prepaid rental and renovation mainly represented renovation cost for office buildings.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

6.	LONG TERM INVESTMENTS

	As of December 31,
	2012	2013

Equity method:
Chengdu Medicine & Health Network Management Company Limited (i)	5,909	6,154
Guangdong IoT iSoftStone Information Technology Company Limited (ii)	1,175	2,203
Other	165	219
Cost method:
Dynomedia, Inc. (iii)	1,530	1,530
Changchun Microsoft Innovation Center Co., Ltd (iv)	—	165

Total	$8,779	$10,271

(i)	In September 2011, iSoftStone WOFE and Chengdu Investment Holding Group Ltd., a government investment group, jointly established Chengdu Medicine & Health Network Management Company Limited (“Chengdu-Medical”) in Chengdu to design, build, and operate a healthcare data exchange network. The Group invested $7,785 to hold 49% of the equity of Chengdu-Medical and accounts for the investment using equity method. In January 2012, the Group transferred 9.8% of its equity interest in Chengdu-Medical to an unrelated Chengdu company, for an exchange of certain intellectual property rights relating to cloud computing. After the completion of the exchange, the Group holds 39.2% equity interest in Chengdu-Medical. The Group recognized share of loss of $95 and $303 during the year ended December 31, 2011 and 2012, respectively. The Group recognized share of gain of $72 in the year ended December 31, 2013.
(ii)	In September 2012, iSoftStone WOFE and another two independent y investors established Guangdong IoT iSoftStone Information Technology Company Limited (“iSS-Foshan”). The Group invested $1,429 to hold 49% of the equity of iSS-Foshan. As the Group has the ability to exercise significant influence over the operating and financial decisions, equity method is used to account for the investment. In October 2013, the Group participated a capital call and contributed additional capital of $1,408 to iSS-Foshan to maintain 49% equity interest. During the year ended December 31 2012 and 2013, the Group recognized share of loss in iSS-Foshan at $200 and $414, respectively.
(iii)	In June 2011, iSoftStone Holding invested a total of $1,530 to acquire 23.4% of total equity in the form of series B preferred shares of Dynomedia to expand its service lines to e-Publishing market for both domestic Chinese and global clients. The Group determined and applied the cost method to account for the investment as the investment in preferred shares is not in-substance common stock.
(iv)	In December 2013, iSoftStone Tianjin invested $165 to hold 11.1% of equity interest in setting up Changchun Microsoft Innovation Center Co. (“ Microsoft Innovation”), Ltd. with other third party investors. The Group determined and applied the cost method to account for the investment in Microsoft Innovation.

The management has performed the impairment analysis on these investments and determined that there was no impairment on such investments to the years ended December 31, 2011, 2012 and 2013.

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2012	2013

Buildings	$32,507	$86,448
Computers and software	30,140	46,342
Furniture and office equipment	6,853	13,162
Leasehold improvements	24,225	45,655
Motor vehicles	454	603

	94,179	192,210
Less: Accumulated depreciation and amortization	(26,411)	(41,200)

Property and equipment, net	$67,768	$151,010

Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $7,012, $9,168 and $14,933, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

8.	LAND USE RIGHTS, NET

	As of December 31,
	2012	2013

Land use rights	$3,306	$40,199
Less: accumulated amortization	(104)	(630)

Land use rights, net	$3,202	$39,569

In 2011, the Group acquired a land use rights in Wuxi, China, with the total payment of $3,273. The land use right was record at cost less accumulated amortization using a straight-line basis over the remaining 45-year term of the land use right certification.

In 2013, the Group acquired another land use rights in Beijing, China, with the total payment of $35,641. The land use right was record at cost less accumulated amortization using a straight-line basis over the remaining 48-year term of the land use right certification.

Amortization expenses for the year ended December 31, 2011, 2012 and 2013 were $30, $72 and $516, respectively.

Future amortization expense is $829 per year for each of the next five years through December 31, 2018 and after.

9.	INTANGIBLE ASSETS

The intangible assets and their accumulated amortization were as follows:

	As of December 31,
	2012	2013

Intangible assets subject to amortization:
Customer base	$14,360	$15,049
Contract backlog	2,462	2,487
Non-compete agreements	1,158	1,157
Software copyright	2,552	2,627
Trademark	4	4
Core Technology	—	496
Product Technologies	—	413
License	—	94

	20,536	22,327

Less: Accumulated amortization
Customer base	(10,864)	(12,896)
Contract backlog	(2,319)	(2,487)
Non-compete agreements	(398)	(634)
Software copyright	(1,008)	(1,697)
Trademark	(2)	(3)
Core Technology	—	(34)
Product Technologies	—	(57)
License	—	(63)

	(14,591)	(17,871)

Intangible assets, net	$5,945	$4,456

Amortization expenses were $3,432, $3,448 and $3,069 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group expects to record amortization expenses of $1,938, $1,290, $711, $329 and $188 for each of the year 2014, 2015, 2016, 2017 and 2018, respectively.

The Group did not incur costs to renew or extend the term of acquired intangible assets during any of the periods presented.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

10.	GOODWILL

The changes in the carrying amount of goodwill by reporting units for the years ended December 31, 2011, 2012 and 2013, consisted of the following:

	China	Japan	U.S. and Canada	Total

Balance, as of January 1, 2012	$9,765	$204	$14,628	$24,597
Acquisition of Abovenet (Note 3)	—	—	714	714
Acquisition of Jiangchen (Note 3)	1,536	—	—	1,536
Foreign exchange differences	116	2	18	136

Balance, as of December 31, 2012	$11,417	$206	$15,360	$26,983
Acquisition of Ruantong Xutian (Note 3)	4,349	—	—	4,349
Acquisition of LDeasy (Note 3)	910	—	—	910
Foreign exchange differences	483	7	(47)	442

Balance, as of December 31, 2013	$17,159	$213	$15,313	$32,684

The Group performed its annual goodwill impairment tests for the years ended December 31, 2011, 2012 and 2013. In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting unit. Accordingly, it adopted a discounted cashflow (“DCF”) method under the income approach, which considered a number of factors that include expected future cash flows, growth rates and discount rates and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions were inherently uncertain and subjective.

When applying the DCF method for the reporting unit, the Group incorporated the use of projected financial information and a discount rate that was developed using market participant based assumptions. The cash flow projections were based on six-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. The discount rates selected were 13%, 14% and 15.5% for China, Japan and U.S. respectively with the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require investing their capital in the reporting unit.

The Group evaluated the situation as of December 31, 2012 and 2013 based on the performance results and future operation projections with the assistance of American Appraisal China Limited, an independent valuation firm. Based on impairment test performed, no impairment of goodwill was recorded during the years ended December 31, 2011, 2012 and 2013, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013

Employee payroll and welfare payable	$18,931	$25,497
Other taxes payable (i)	4,036	3,749
Accrued reimbursable operating costs (ii)	3,951	7,321
Accrued rental	1,192	1,867
Accrued professional fee	2,694	6,349
Payable for purchase of property and equipment	831	7,455
Other payable	1,204	3,218

Total	$32,839	$55,456

(i)	Other taxes payable included payable of VAT, business tax, and withholding individual income tax.
(ii)	Accrued reimbursable operating costs represent the outstanding amounts claimed by employees for business operations.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

12.	BANK BORROWINGS

	As of December 31,
	2012	2013

Short term borrowings	$54,012	$123,434
Long term borrowings	$—	$42,635

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

As of December 31, 2013, the short term bank loans and long term bank loans are from various domestic commercial banks with fixed or floating interest rates ranging from 5.54% to 7.21% per annum. Out of the $123,434 short term borrowing, $106,585 are without any collateral, and the remaining $16,849 are guaranteed by a director of the Company, or pledged with accounts receivable of iSoftStone WOFE, or pledged with the building of Ruantong Xutian. Out of the $42,635 long term borrowings, $16,436 were without any collateral, and the remaining $26,199 were pledged with the building of Ruantong Xutian.

As of December 31, 2013, the Company had bank loan credit facilities totaling $213,423; out of such, $166,069 was utilized for bank borrowings, and unused facilities were $47,354 at Dec 31, 2013. Credit facility of $44,601 expired at the end of December 31, 2013, the Company has renewed $47,905 credit facilities in January 2014.

The fair value of short term borrowing was $53,425 and $122,887 as of December 31, 2012 and 2013, respectively. The fair value of long term borrowing was $40,321 as of December 31, 2013. The recorded values of short term and long-term borrowing approximate their fair values, as interest rates approximate market rates. The fair value of short term and long-term borrowing is determined as present value of the debt using market interest rates. These borrowings are categorized in Level 2 of the fair value hierarchy.

13.	INCOME TAXES

The current and deferred components of income tax (benefit) expense were as follows:

	For the year ended December 31,
	2011	2012	2013

Current
- PRC	$808	$3,865	$2,969
- Others	1,151	1,112	(78)

- Total current income taxes	1,959	4,977	2,891

Deferred
- PRC	(983)	(122)	(1,257)
- Others	(657)	(485)	(378)

- Total deferred income taxes	(1,640)	(607)	(1,635)

Total income tax expense	$319	$4,370	$1,256

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to taxation in its country of incorporation.

United States

iSoftStone Inc. and iSS-LLC are incorporated in the United States and are subject to the U.S. federal income taxes at gradual tax rates from 15% to 39%.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13.	INCOME TAXES - continued

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

Korea

iSoftStone Korea is established in Korea and is subject to Korea income taxes at 13%.

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

Various entities of the Group enjoyed certain preferential tax rates as follows:

iSoftStone WFOE was qualified as HNTE in 2008 and entitled to a three-year exemption starting from 2006 to 2008 followed by a reduced income tax rate of 7.5% for the subsequent three years from 2009 to 2011. iSoftStone WFOE has renewed its qualification certificate of HNTE in 2011 and is eligible to an income tax rate of 15% for the next three years from 2012. The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group has assumed its qualifying entities will continue to renew the HNTE status. If the Group’s qualifying entities failed to obtain such renewals, then the net deferred tax assets balance would increase by $1,190 as of December 31, 2013, which would be an increase to the income tax benefit.

Shanghai Kangshi obtained the qualification certificate of HNTE in 2008 and was eligible to enjoy a preferential tax rate of 15% as long as it maintains its qualification as a HNTE.

iSoftStone Wuxi qualified as “software enterprise” and enjoyed a reduced income tax rate of 12.5% for the three years from 2010 to 2012. In addition, iSoftStone Wuxi was approved as a key software enterprise from 2010 to 2012 and was entitled to a preferential income tax rate of 10% from 2010 to 2012. iSoftStone Wuxi obtained the qualification certificate of HNTE in 2013 and is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13.	INCOME TAXES - continued

PRC - continued

iSoftStone Tianjin qualified as “software enterprise” and enjoyed two-year income tax exemptions starting from 2010 to 2011, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2012 to 2014. In addition, iSoftStone Tianjin was approved as a key software enterprise from 2012 to 2014 and was entitled to a preferential income tax rate of 10% from 2012 to 2014.

iSoftStone Guangzhou qualified as “software enterprise” and enjoyed two-year income tax exemptions starting from 2012 to 2013, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2014 to 2016.

iSS-Chengdu, iSS-Shenzhen, iSS-Wuhan, WX-Yancheng, SZ-Suzhou, iSST, DL WFOE-Liaoyuan, iSST-Wuxi have qualified as “software enterprise”, and will enjoy two-year income tax exemption starting from their first profitable year, followed by a reduced income tax rate of 12.5% for the subsequent three years.

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2012	2013

Current deferred tax assets:
Accrued payroll	$1,881	$2,337
Provision for doubtful accounts	246	355
Net operating loss carry forwards	—	—
Less: Valuation allowance	(212)	(312)

Current deferred tax assets, net	1,915	2,380

Non-current deferred tax assets:
Net operating loss carry forwards	2,537	4,697
Non-operating expenses	—	626
Less: Valuation allowance	(2,011)	(4,165)

Non-current deferred tax asset, net	526	1,158

Non-current deferred tax liabilities:
Intangible assets acquired	(937)	(9,624)

Net deferred tax liabilities, net	$(937)	$(9,624)

The Group had net operating losses of $14,537 and $26,262 from the Company’s subsidiaries and VIE as of December 31, 2012 and 2013, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2012 and 2013, the valuation allowance was $2,223 and $4,477, respectively, which were provided against deferred tax assets of certain subsidiaries. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

The net operating loss carry forwards for the Company’s subsidiaries other than Hong Kong as of December 31, 2012 will expire on various dates through 2023. For Hong Kong, the net operating loss will be carried forward indefinitely.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13.	INCOME TAXES - continued

PRC - continued

Reconciliation between the statutory PRC enterprise income tax rate of 25% to the effective tax rate is as follows:

	For the year ended December 31,
	2011	2012	2013

(Loss) income before provision of income tax	$19,880	$27,089	$(2,488)
Statutory tax rate in the PRC	25%	25%	25%
Income tax (benefit) expense at statutory tax rate	$4,970	$6,772	$(622)
Effect of income tax rate differences in jurisdictions other than the PRC	1,944	861	1,762
Effect of tax holidays and preferential tax rates	(10,603)	(2,619)	(4,988)
Permanent differences:
Research and development expenses super deduction	(112)	(362)	(758)
Shared-based compensation	2,333	2,780	3,208
Changes in fair value of convertible notes	(708)	—	—
Others	323	167	481
Changes in valuation allowances	2,172	(3,229)	2,173

Income tax expense	$319	$4,370	$1,256

If the tax holidays including tax exemption and preferential tax rates granted to iSoftStone WFOE, iSoftStone Tianjin, iSoftStone Wuxi, iSoftStone Guangzhou, Guodian, Shanghai Kangshi, iSS-Chengdu, iSS-Shenzhen, iSST and iSST-Wuxi were not available, provisions for income taxes and net income per share would have been as follows:

	For the year ended December 31,
	2011	2012	2013

Provision for income taxes expense	$10,726	$6,989	$6,854
Net (loss) income per share - basic	$0.01	$0.03	$(0.02)
Net (loss) income per share - diluted	$0.01	$0.03	$(0.02)

The Group did not identify significant unrecognized tax benefits for years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within the next 12 months from December 31, 2013.

Since January 1, 2007, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2007 to 2013 of the Group’s PRC subsidiaries and VIE remain subject to tax audits, at the tax authority’s discretion.

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

13.	INCOME TAXES - continued

PRC - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiary after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregated undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution was $98,037 as of December 31, 2013. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

14.	NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2011		2012		2013

Net income (loss) attributable to iSoftStone Holding Limited	$18,845		$22,109		$(3,657)
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic (i)	547,143,620		564,069,512		575,325,578

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	592,082,213	(ii)	582,402,472	(ii)	575,325,578 (ii)
Net income (loss) per ordinary share-basic	$0.03		$0.04		$(0.01)
Net income (loss) per ordinary share-diluted	$0.03		$0.04		$(0.01)

(i)	The calculation of weighted average number of shares used in computing basic net income per ordinary share included certain shares to be issued unconditionally. For year 2011, such shares included a weighted average number of 467,369 vested nonvested shares issued in 2011 and a weighted average number of 970,215 ordinary shares to be issued in connection with a 2010 acquisition (see Note 3). For year 2012, such shares included a weighted average number of 970,215 ordinary shares to be issued in connection with a 2010 acquisition (see Note 3). For year 2013, such shares included a weighted average number of 533,618 ordinary shares to be issued in connection with a 2010 acquisition (see Note 3).
(ii)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities.

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

For the year 2012, an incremental weighted average number of 18,332,960 ordinary shares from the assumed exercise of share options and share units were included. 40,125,864 share options and share units were excluded as their effect was anti-dilutive.

For the year 2013, all of the share options and share units were excluded as they were anti-dilutive due to the Group were in loss position.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

15.	INVESTMENT BY A SUBSIDIARY IN PARENT COMPANY

In August 2010, the Group’s subsidiary, iSoftstone HK, purchased 2,500,000 and 2,500,000 ordinary shares of the Company, from Tekventure Limited and United Innovation (China) Limited, at the purchase price of $0.40 per share, respectively. The consideration was fully paid in October 2010. The ordinary shares of the Company held by the subsidiary are treated in a manner a kin to treasury shares as a contra-equity account.

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

In November 2013, the Group cancelled the 1,933,455 treasury shares.

16.	ORDINARY SHARES

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

In March 2011, 20,406,720 ordinary shares were issued in connection with the conversion of principal amount of $20,000 convertible notes (see Note 18).

In March 2011, 324,849 ordinary shares were issued to a consultant who introduced business to iSoftStone Data, a subsidiary of the Group.

In April 2011, 665,999 nonvested shares were issued under the Company’s share incentive plans (see Note 21).

In August 2011, 152,863 ordinary shares were issued to certain selling shareholders in MDCL who became employees of the Group.

In 2011, 12,178,146 ordinary shares were issued in connection with the exercise of options and share units previously granted to employees under the Company’s share incentive plans (see Note 21).

In 2012, 11,686,061 ordinary shares were issued in connection with the exercise of options and share units previously granted to employees under the Company’s share incentive plans (see Note 21).

In 2012, 161,478 ordinary shares were connected to forfeiture of restricted shares granted previously under the Company’s share incentive plans (see Note 21).

In July 2013, 873,194 ordinary shares were issued in connection with exercise of share units to settle the acquisition of Kangshi (see Note 17).

In 2013, 15,514,857 ordinary shares were issued in connection with the exercise of options and share units previously granted to employees under the Company’s share incentive plans (see Note 21).

In 2013, 83,282 ordinary shares were connected to forfeiture of restricted shares granted previously under the Company’s share incentive plans (see Note 21).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

17.	SHARES TO BE ISSUED

The Group agreed to issue 970,215 ordinary shares in connection with the acquisition of Shanghai Kangshi (see Note 3) in 2010, and 873,194 restricted share units were issued in July 2013 and the remaining shares will to be issued in two years. Shares to be issued were recorded at the acquisition date at its fair value of $1.30 per share.

18.	CONVERTIBLE NOTES

On December 23, 2009, the Company issued Convertible Notes (the “Notes”) at the principal amount of $29,000. As of December 31, 2009, the Company received proceeds of $28,802 after deduction of $198 issuance cost. On April 21, 2010 and April 22, 2010, the Company issued additional Notes at the principal amount of $9,000 with an issuance cost of $367.

The key terms of the Notes are summarized as follows:

Maturity date

•	Initial Maturity Date-December 23, 2012;

•	Extended Maturity Date-In the event that no IPO or Company Sale (defined as transactions through which the equity holders of the Company will lose control of the Company or iSoftStone WFOE) has occurred prior to the Initial Maturity Date, a majority of the Notes holders may extend the maturity date to a date on or prior to December 23, 2015.

Interest rate and interest payment

•	Interest rate is at 1% per annum, due and payable in cash in arrears on each anniversary of December 23, 2009 until the earlier of (i) the Initial Maturity Date, (ii) the date these Notes are otherwise redeemed, or (iii) such date on which these Notes are converted in full.

•	If the Initial Maturity Date of these notes is extended, these Notes bear no interest between the Initial Maturity Date and the Extended Maturity Date.

Redemption and price

The Company and Notes holders may redeem the Notes on the following basis:

•	Redemption on maturity date by the Company: The Company shall redeem the outstanding principal amount of these Notes that has not been converted or redeemed on the Initial Maturity Date or the Extended Maturity Date, by payment of the redemption price that gives the Notes holders an annual return of 10% in cash. If the Initial Maturity Date or the Extended Maturity Date falls after the completion of an IPO, the Company shall redeem the outstanding principal amount as of the first anniversary following the completion of an IPO by payment of a price that gives the Notes holders an annual rate of return of 18% in cash plus any accrued and unpaid interest.

•	Post-IPO redemption at the option of the Notes holders: At any time during twelve months following the completion of an IPO, the holders of these Notes shall have the right to require the Company to redeem for cash all of the total outstanding principal amount at a price that gives the Notes holders an annual rate of return of 18% plus any accrued and unpaid interest in priority to any payment on or with respect to the Company equity securities.

•	Accelerated redemption upon default at option of the Notes holders: Upon the occurrence of an event of default as listed below, the Notes holders shall have the right to require the Company to redeem for cash all of the total outstanding principal amount of the Notes at a price equal to the then applicable redemption price:

Events of default:

(a)	Failure to pay principal or any other amount under these Notes when and as due;

(b)	Breach of covenants, such as punctually paying the interest and principal according to the agreements, giving notice upon the events of default, and no dividend or redemption to the equity securities until earlier of IPO or full repayment of the Notes;

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18.	CONVERTIBLE NOTES - continued

Redemption and price - continued

(c)	Except as approved by the Board of Directors, any key managers sold his or her company equity securities at the Original Note Issuance Date;

(d)	Either the founder, Mr. Tianwen Liu, or three out of the other seven key managers have ceased to perform management responsibilities; or

(e)	Liquidation.

Conversion and price

•	Mandatory conversion upon Company Sale: Immediately prior to and subject to the completion of a Company Sale, all of the then outstanding principal amount of these Notes and the accrued and unpaid interest thereon shall be automatically converted into such number of ordinary shares at the conversion price set out below.

•	Optional Conversion upon IPO: At any time during the 12 months after the completion of an IPO, the Notes holders of these Notes shall have the right to convert these Notes in whole, into such number of duly authorized, fully paid and non-assessable Ordinary Shares at the conversion price set out below.

•	Conversion price is computed with following formula:

•	Conversion Price = IPO Price or Company Sale Price / ((1+ 0.082254247%) (number of days lapsed between the date of the Notes and the IPO or Company Sale date)) 0.082254247% is the daily compound rate based on a 365-day year that would result in an annual return of 35%.

•	If the Company issues additional equity securities other than ordinary shares that are convertible into ordinary shares at a price based on a discount of the IPO price or Company Sale price where the Company guarantees the purchaser of such convertible equity securities at an annual return of more than 35%, the above compound rate used for calculating conversion rice shall be adjusted according to the higher rate of return.

•	The conversion price has a standard anti-dilution adjustment term. It also has a down-round provision. If the Company, after the completion of an IPO, issues any additional ordinary shares or equity security at a price per share that is lower than the conversion price per share then in effect, then the conversion price per share is adjusted down.

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

18.	CONVERTIBLE NOTES - continued

Conversion and price - continued

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

The total provisions for such employee benefits were $20,188, $26,687 and $36,183 for the years ended December 31, 2011, 2012 and 2013, respectively.

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries located in the PRC (mainland), being foreign invested enterprises and VIE established in the PRC (mainland), are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries and VIE. The appropriations to these reserves by the Group’s PRC (mainland) subsidiaries were $3,961, $1,795 and $2,177 for the years ended December 31, 2011, 2012 and 2013, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities and VIE can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities and VIE are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2012 and 2013, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was $134,264 and $173,412, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The 2010 Plan shall terminate at the close of business on the day before the tenth anniversary of the effective date of the plan.

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

Options to employees

During the years ended December 31, 2011, 2012 and 2013, the Company granted a total of 10,250,672, 6,642,000 and 8,294,350 share options to employees and directors at an exercise price of $0.50 to $1.98 per share, $0.41 per share and $0.42 to $0.50 per share, respectively.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

Options to non-employees

The Company granted 501,125, 1,000,000 and nil options to certain non-employees and independent directors for their services in 2011, 2012 and 2013, at an exercise price of $0.30 to $0.65 per share, $0.41 per share and nil, respectively.

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

On December 13, 2012, the Group’s Compensation Committee approved to amend the terms of the exercise price for 8,910,750 stock options previously granted under the 2010 Plan on and after April 29, 2011 that was outstanding and held by individuals currently employed by the Group. The exercise price was set at the greater of (i) the per-share closing price of the Company’s ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ending on the date hereof. There was no change of the vesting provisions or the number of shares subject to any of the option awarded. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. The remeasurement resulted in a total incremental share-based compensation of $909, of which $330 was recognized in the year ended December 31, 2012 and the remaining is recognized ratably over the remaining vesting period of the award.

On October 8, 2013, the Group’s Compensation Committee approved to amend the terms of the exercise price for 37,847,446 stock options previously granted under the 2008 Plan, 2009 Plan and 2010 Plan. For the outstanding options held by individuals who were not U.S. citizens (United States persons, are subject to certain limitations imposed by the tax laws of the United States, U.S. holders), the exercise price was set at the lesser of (i) the current per-share exercise price of such option or (ii) the average of the per-share closing prices over the period of 60 trading days immediately prior to the public announcement on June 6, 2013. For the outstanding options held by individuals who were U.S. holders, the exercise price was set at the lesser of (i) the current per-share exercise price of such option or (ii) the per-share closing price on October 24, 2013. The U.S. holders of our outstanding employee options who are subject to limitations imposed by the U.S. tax laws and may not reprice their outstanding options below the fair market value of our ordinary shares were granted 1,011,800 restricted share units, which entitle them to purchase the same amount of our ordinary shares assuming the conditions set forth in the related award agreements are met. The repricing option (whether or not previously vested) would be amended to provide that each vesting installment of such outstanding option will be unvested and will vest on the later to occur of July 24, 2014 or the original vesting date of such options. This was accounted for as a share option modification and required the remeasurement of the fair value of these share options. The remeasurement resulted in a total incremental share-based compensation of $1,381, of which $1,233 was recognized in the year ended December 31, 2013 and the remaining is to be recognized ratably over the remaining vesting period of the award.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

The following table summarizes information regarding the share options granted:

Grant date	Options granted	Exercise price per option		Intrinsic value per option at the grant dates

December 15, 2006	11,116,500	$0.3		$—
April 1, 2007	8,445,500	0.3		—
April 1, 2008	11,382,303	0.3		—
December 20, 2008	9,131,962	0.3		—
September 1, 2009	10,000	0.5		—
September 1, 2009	500,000	0.46	(ii)	—
September 1, 2009	80,000	0.52	(iii)	—
December 23, 2009	6,206,099	0.5		—
December 23, 2009	17,458,991	0.46	(ii)	—
December 23, 2009	2,495,612	0.52	(iii)	—
August 1, 2010	3,538,412	0.65		—
August 1, 2010	11,818,968	0.46	(ii)	—
August 1, 2010	990,000	0.52	(iii)	—
September 15, 2010	4,932,835	0.52	(iii)	0.48
November 19, 2010	400,000	1.24		—
April 29, 2011	492,500	0.43	(i)	—
June 27, 2011	9,218,172	0.43	(i)	—
June 27, 2011	1,125	0.3		1.06
October 7, 2011	500,000	0.65		—
November 11, 2011	400,000	0.43	(i)	—
November 22, 2011	90,000	0.43	(i)	—
December 31, 2011	50,000	0.5		0.38
December 13, 2012	7,642,000	0.41		—
January 1, 2013	40,000	0.43		—
May 10, 2013	5,024,350	0.42		—
July 1, 2013	100,000	0.46	(ii)	—
October 11, 2013	3,130,000	0.5		—

Total	115,195,329

(i)	On December 13, 2012, the Group’s Compensation Committee approved to amend the terms of the exercise price for options previously granted. The exercise price was set at $0.43 which was the greater of (i) the per-share closing price of the Company’s ordinary shares on December 13, 2012 or (ii) the average of the per-share closing prices over the period of 30 trading days ended on December 13, 2012.
(ii)	On October 24, 2013, the Group Compensation Committee approved to amend the exercise price for these outstanding options held by non-U.S. holders to the average of the per share equivalent closing price (in regular trading) for our ADSs for the period of sixty days immediately prior to June 6, 2013.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

(iii)	On October 24, 2013, the Group Compensation Committee approved to amend the exercise price for these outstanding options held by a limited number of U.S. holders to the average of the per share equivalent closing price (in regular trading) for our ADSs on October 24, 2013.

	2011			2012			2013
	Number of options	Weighted average exercise price per option		Number of options	Weighted average exercise price per option		Number of options	Weighted average exercise price per option

Outstanding at beginning of year	84,974,660	$0.5		80,477,703	$0.5	(ii)	81,384,833	$0.5
Granted	10,751,797	1.3		7,642,000	0.4		8,294,350	0.5
Exercised	(12,078,146)	0.3		(4,882,420)	0.3		(1,739,100)	0.3
Forfeited	(2,948,108)	0.5		(1,852,450)	0.7		(2,124,997)	0.6
Modified(i)	(222,500)	2.0		—	—

Outstanding at end of year	80,477,703	$0.6	(ii)	81,384,833	$0.5		85,815,086	0.4

Vested and expect to vest	76,624,160			78,510,449			49,028,607

The weighted average remaining contractual terms and aggregate instinct value of share options, which were expected to vest, as of the year ended December 31, 2013 were 7.14 years and $2,659, respectively.

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2013:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2013	Number exercisable	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2013

December 15, 2006	5,606,670	3.00	$0.30	$1,189	5,606,670	3.00	$0.30	$1,189
April 1, 2007	6,081,270	3.33	0.30	1,289	6,081,270	3.33	0.30	1,289
April 1, 2008	7,194,000	4.33	0.30	1,525	7,194,000	4.33	0.30	1,525
December 20, 2008	3,171,250	5.00	0.30	672	3,171,250	5.00	0.30	672
September 1, 2009	457,500	5.75	0.46	26	—	5.75	0.46	—
September 1, 2009	80,000	5.75	0.52	—	—	5.75	0.52	—
December 23, 2009	1,005,338	6.00	0.50	12	1,005,338	6.00	0.50	12
December 23, 2009	17,052,281	6.00	0.46	955	—	6.00	0.46	—
December 23, 2009	2,465,612	6.00	0.52	—	—	6.00	0.52	—
August 1, 2010	370,000	6.75	0.65	—	201,750	6.75	0.65	—
August 1, 2010	11,618,718	6.75	0.46	654	—	6.75	0.46	—
August 1, 2010	975,000	6.75	0.52	—	—	6.75	0.52	—
September 15, 2010	4,932,835	6.75	0.52	—	—	6.75	0.52	—
November 19, 2010	400,000	6.88	1.24	—	300,000	6.88	1.24	—
April 29, 2011	50,000	7.33	0.43	4	33,333	7.33	0.43	3
June 27, 2011	7,997,262	7.49	0.43	685	4,967,880	7.49	0.43	425
November 11, 2011	400,000	7.84	0.43	34	208,333	7.84	0.43	18
November 22, 2011	70,000	7.89	0.43	6	36,458	7.89	0.43	3
December 13, 2012	7,530,000	8.95	0.41	791	2,182,500	8.95	0.41	229
January 1, 2013	40,000	9.00	0.43	3	17,500	9.00	0.43	1
May 10, 2013	5,024,350	9.36	0.42	447	—	9.36	0.42	—
July 1, 2013	100,000	9.50	0.46	6	—	9.50	0.46	—
October 11, 2013	3,130,000	9.78	0.50	38	—	9.78	0.50	—

	85,815,086			$8,336	31,006,282			$5,367

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2011	2012	2013

Options	$0.43 - 1.18	$0.19	$0.22 - 0.27

12,078,146, 4,882,420 and 1,739,100 share options were exercised in 2011, 2012 and 2013 respectively. Total intrinsic value of options exercised in 2011, 2012 and 2013 was $12,369, $524 and $291 respectively, as the fair value of the options exercised exceeded its exercise price at the date of exercise.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended December 31,
	2012	2013

Risk-free interest rate of return	0.89%	0.68%-0.92%
Expected term	6.1 years	6.1 years
Volatility	57.4%	55%-57.1%
Dividend yield	—	—

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

(5) Fair value of underlying ordinary shares

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

For employee share options, the Group recorded share-based compensation of $4,778, $5,061 and $5,146 during the years ended December 31, 2011, 2012 and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. In 2012 and 2013, the incremental share-based compensation resulting from the modification of repricing at $909 and $1,070 has been included in the aforementioned amount in 2012 and 2013, respectively.

For non-employee share options the Group recorded share-based compensation of $2,015, $355 and $436 during the years ended December 31, 2011, 2012 and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. In 2013, the incremental share-based compensation resulting from the modification of repricing at $163 has been included in the aforementioned amount in 2013.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share options - continued

As of December 31, 2013, total unrecognized compensation expense relating to unvested share options was $5,702. The amount is expected to be recognized over a weighted average period of 0.88 year using the straight-line method.

Nonvested shares

The Group agreed to grant ordinary shares to certain employees of the Group in connection with the acquisition of Kebao in 2006, the acquisition of MDCL in 2009 and the employment of certain other employees. The Group has the right to repurchase these shares for free if the grantees terminate their continuous employment within a period of 24-36 months from the date of grant. The arrangements were considered a share-based compensation arrangement and the shares were treated as nonvested shares.

On April 29, 2011, the Company issued 665,999 nonvested shares to employees under the 2010 Plan. These shares vest 25% on each anniversary of the grant date over four years.

Share Units

Under the 2010 Plan, the Company granted a total of 4,947,730 and 10,582,443 share units to employees and directors during the year ended December 31, 2012 and 2013 respectively, and 5,333,110 and 1,179,149 share units to non-employees during the year ended December 31, 2012 and 2013 respectively.

The share units will vest in accordance with the vesting schedule set out in the option award agreement, which is (1) 100% immediately on date of grant, or (2) 1/4 on each anniversary from the date of grant or (3)1/3 on each anniversary from the date of grant or (4) 1/2 on each anniversary from the date of grant or (5) 100% on the first anniversary from the date of grant or (6) 1/4 on each end of quarter from the date of grant or (7)1/2 on the end of first three months and 1/2 on the end of the first nine months or (8)100% on July 24, 2014.

The fair value of these share units is measured on the grant date based on the market price of the share on the grant date. The following table summarizes information regarding the share units granted:

	2012		2013
	Number of share units	Weighted average grant date fair value	Number of share units		Weighted average grant date fair value

Outstanding at beginning of year	8,149,498	$1.01	11,095,056		$0.61
Granted	10,280,840	0.55	11,761,592		0.49
Vested	(6,803,641)	0.98	(14,648,952	)(i)	0.53
Forfeited	(531,641)	0.95	(543,251)		0.80

Outstanding at end of year	11,095,056	$0.61	7,664,445		$0.58

Expect to vest at end of year	10,635,646		7,065,695

(i)	On July 1, 2013, 873,194 share units was issued and vested immediately to settle the share to be issued with the acquisition of Kangshi.

The intrinsic value of share units vested was nil and $586 for the year ended December 31, 2012 and 2013 respectively. The weighted average remaining contractual terms and aggregate instinct value of share units, which were expected to vest, as of the year ended December 31, 2013 were 9.20 years and $3,618, respectively.

The Group recorded share-based compensation of $3,365 and $4,448 for employee share units during the year ended December 31, 2012 and 2013 respectively, and $2,094 and $2,632 for non-employee share units during the year ended December 31, 2012 and 2013 respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

21.	SHARE-BASED COMPENSATION - continued

Share Units - continued

As of December 31, 2013, total unrecognized compensation expense relating to unvested share units was $3,347. The amount is expected to be recognized over a weighted average period of 2.72 years using the straight-line method.

Restricted Shares

On April 29, 2011, the Company issued 665,999 restricted shares (nonvested shares) to employees under the 2010 Plan. These shares vest 25% on each anniversary of the grant date over four years. The fair value of these shares is measured on the grant date based on the market price of the stock on the grant date. The following table summarizes information regarding the restricted share granted:

	2012		2013
	Number of share	Weighted average grant date fair value	Number of share	Weighted average grant date fair value

Outstanding at beginning of year	665,999	$1.98	295,236	$1.98
Granted	—	—	—	—
Forfeited	(206,893)	1.98	(37,867)	1.98
Vested	(163,870)	1.98	(95,840)	1.98

Outstanding at end of year	295,236	$1.98	161,529	$1.98

Expect to vest at end of year	259,808		142,146

The weighted average remaining contractual terms and aggregate instinct value of restricted share, which were expected to vest, as of the year ended December 31, 2013 were 7.23 years and $73, respectively.

The Group recorded share-based compensation of $245 and $169 during the years ended December 31, 2012 and 2013 respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

The amount of share-based compensation attributable to cost of revenues, general and administrative expenses, selling and marketing expenses, and research and development expenses is included in those line items in the accompanying consolidated statements of operations. Share-based compensation expense related to the stock options and stock units are as follows:

	For the year ended December 31,
	2011	2012	2013

Cost of revenues	$307	$509	$493
Operating expenses:
General and administrative expenses	7,611	8,972	10,866
Selling and marketing expenses	1,225	1,441	1,351
Research and development expenses	188	198	122

Total stock-based compensation expenses	$9,331	$11,120	$12,832

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22.	FAIR VALUE MEASUREMENTS

Measured or disclosed on recurring basis

The Group measured the cash and cash equivalents and restricted cash at fair value on a recurring basis as of December 31, 2012 and 2013, which were classified within Level 1 of the fair value hierarchy because they were valued based on the quoted market price in an active market.

The faire value of the short term and long term borrowing was classified as level 2 as set out in Note 12.

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

The contingent consideration payables in Level 3 as of December 31, 2012 and 2013 were as follows:

	December 31, 2012	Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs

Contingent consideration	$2,280	$—	$—	$2,280

Total	$2,280	$—	$—	$2,280

	2013

Contingent consideration	$2,922	$—	$—	$2,922

Total	$2,922	$—	$—	$2,922

The following table summarized the movement of the balances of the Group’s contingent consideration payables in Level 3 for the year ended December 31, 2012 and 2013

Amounts

Balance as of December 31, 2011	$4,076
Initial recognition of contingent consideration in connection with acquisitions	2,963
Realized loss included in earnings	911
Settlement of contingent consideration of acquisitions	(2,471)
Transfers out to deferred consideration	(3,252)
Foreign exchange differences	53

Balance as of December 31, 2012	$2,280
Initial recognition of contingent consideration in connection with acquisitions	1,099
Realized loss included in earnings	126
Settlement of contingent consideration of acquisitions	(591)
Transfers out to deferred consideration	(66)
Foreign exchange differences	74

Balance as of December 31, 2013	$2,922

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

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

22.	FAIR VALUE MEASUREMENTS - continued

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

23.	NONCONTROLLING INTEREST

	Jiewen	Guodian	ISST	Kunshan	iHealthStone	iSS-iSYS	SZ- Information	Total

Balance as of January 1, 2011	$287	$719	$—	$—	$—	$—	$—	$1,006
Net (loss) income	(40)	225		—	(32)	(2)	—	151
Noncontrolling interest acquired in connection with the acquisitions of iHealthStone	—	—	—	—	(14)	—	—	(14)
Capital contribution from noncontrolling shareholder of iHealthStone	—	—	—	—	46	—	—	46
Capital contribution from noncontrolling shareholder of iSS-iSYS	—	—	—	—	—	350	—	350
Foreign currency translation adjustment	12	42	—	—	—	6	—	60

Balance as of December 31, 2011	259	986	—	—	—	354	—	1,599
Net (loss) income	(6)	123	—	—	(38)	(28)	(78)	(27)
Capital contribution from noncontrolling shareholder of SZ- Information	—	—	—	—	—	—	1,279	1,279
Acquisition of noncontrolling interest of iHealthStone (i)	—	—	—	—	38	—	—	38
Foreign currency translation adjustment	5	10	—	—	—	3	4	22

Balance as of December 31, 2012	258	1,119	—	—	—	329	1,205	2,911
Net (loss) income	(47)	(38)	—	—	—	5	(370)	(450)
Capital contribution from noncontrolling shareholder of ISST	—	—	4,025	—	—	—	—	4,025
Capital contribution from noncontrolling shareholder of Kunshan	—	—	—	821	—	—	—	821
Foreign currency translation adjustment	7	33	105	5	—	10	31	191

Balance as of December 31, 2013	$218	$1,114	$4,130	$826	$—	$344	$866	$7,498

(i)	In July 2012, the Company paid $9 to acquire the noncontrolling interest in iHealthStone. After the acquisition, iHealthStone becomes a wholly owned subsidiary of the Company.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of the related party	Relationship with the Group

iSoftStone Technologies Co., Ltd.	Equity method investment
Wuxi iCarnegie	Equity method investment
Shenke	Equity method investment
Chengdu-Medical	Equity method investment
Dalian iCarnegie	Equity method investment
Wuxi IoT	Equity method investment
iSS-Foshan	Equity method investment
HK-JT	Equity method investment
Dynomedia, Inc.	Cost method investment
Microsoft Innovation	Cost method investment

Details of related party balances as of December 31, 2012 and 2013 and transactions for the years ended December 31, 2011, 2012 and 2013 are as follows:

(1)	Amounts due from related parties-current:

	As of December 31,
	2012	2013

iSoftStone Technologies Co., Ltd. (i)	$83	$70
Wuxi iCarnegie	2,521	—
Shenke	7	7
Wuxi IoT	156	79
iSS-Foshan (ii)	1,071	1,218

Total	$3,838	$1,374

(i)	Amount due from iSoftStone Technologies Co., Ltd. represented a loan extended to iSoftStone Technologies Co., Ltd. by the Group. The loan amount is unsecured and bearing interest at 2.5% per annum.
(ii)	Amount due from iSS-Foshan mainly represented project receivables.

(2)	Amounts due from related parties-non-current:

	As of December 31,
	2012	2013

Wuxi iCarnegie (i)	$—	$2,564

Total	$—	$2,564

(i)	Amount due from Wuxi iCarnegie as of December 31, 2013 represented an unsecured loan of $520 extended to Wuxi iCarnegie by the Group with interest of 4.86% per annum and the course and training fee of $1,710 paid by the Group on behalf of Wuxi iCarnegie, and other prepayment on behalf of Wuxi iCarnegie of $334.

(3)	Amounts due to related parties

	As of December 31,
	2012	2013

Wuxi iCarnegie	$8	$8
Wuxi IoT	—	8

Total	$8	$16

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

24.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Sales to related parties

	For the year ended December 31,
	2011	2012	2013

Boxin	$520	$—	$—
Wuxi iCarnegie	—	43	14
Wuxi IoT	23	51	—
Shenke	20	—	—
iSS-Foshan	—	1,586	251
Chengdu-Medical	—	15	—

Total	$563	$1,695	$265

(5)	Purchase from related parties

	For the year ended December 31,
	2011	2012	2013

Wuxi iCarnegie (i)	$1,159	$292	$—
Wuxi IoT	—	—	8
iSoftStone Technologies Co., Ltd.	153	—	—

Total	$1,312	$292	$8

(i)	The purchase from Wuxi iCarnegie in 2011 is mainly related to the training expenses of $708 and subcontracting cost of $451, and in 2012 is mainly related to subcontracting cost of $292.

(6)	Guarantee by the related parties

As of December 31, 2012 and 2013, certain short-term loans of the Group were guaranteed by a director of the Company as described in Note 12.

25.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment.

The following table summarizes the Group’s net revenues and long-lived assets in different geographic locations in U.S. dollars:

	For the year ended December 31,
	2011		2012		2013
	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)	Net revenues(i)	Long-lived assets(ii)

China (Mainland, Hong Kong and Taiwan)	$165,525	$80,388	$243,969	$98,638	$315,309	$225,514
United States	71,371	18,985	86,367	17,422	84,317	16,014
Japan	24,328	191	23,315	159	21,182	176
Europe	21,370	—	25,048	—	19,821	—
Others	823	—	2,445	2,977	3,566	2,722

Total	$283,417	$99,564	$381,144	$119,196	$444,195	$244,426

(i)	Net revenues are presented by headquarters location of the Group’s clients.
(ii)	Long-lived assets are presented by the operating location of the subsidiaries of the Group.

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

25.	SEGMENT INFORMATION - continued

The following table summarizes the Group’s net revenue by service lines:

	For the year ended December 31,
	2011	2012	2013

IT Services	$195,142	$240,753	$282,796
Consulting and Solution services	76,039	127,227	138,132
Business process outsourcing services	12,236	13,164	23,267

Total net revenues	$283,417	$381,144	$444,195

26.	COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the periods incurred.

Operating lease commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2018 and are renewable upon negotiation. Rental expense under operating leases was $12,350, $16,699 and $18,921 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2013 are as follows:

2014	$10,131
2015	6,126
2016	2,694
2017	874
2018	117

$19,942

27.	CONTINGENCIES

Dispute with iCarnegie Inc. regarding certain licensing arrangements

In 2009, in cooperation with the Wuxi City government, the Group established the iCarnegie-iSoftStone training center (currently owned 20% by the Group). Some programs provided at the iCarnegie-iSoftStone training center in 2009 utilized the technical curriculum and professional certifications developed and maintained by iCarnegie Inc. and licensed to us pursuant to course licensing arrangements first entered into in 2009. The Group had been negotiating with iCarnegie Inc. new cooperation arrangements, which were expected to replace existing licensing arrangements which include a minimum enrollment fee requirement. In October 2012, iCarnegie Inc. submitted a demand for arbitration to the American Arbitration Association. The arbitration hearing took place from March 31, 2014 through April 4, 2014. As of the arbitration date, iCarnegie was claiming approximately $11,084 (comprised of $5,889 in licensing fees that was allegedly due from the Group to iCarnegie Inc. pursuant to the course license agreement plus interest at a contractual rate of 18% per annum). As of December 31, 2013, the Group has not recorded a provision for this matter because the arbitration remains at its preliminary stage, the Group intends to vigorously defend the arbitration and the ultimate outcome of this arbitration cannot presently be determined.

28.	SUBSEQUENT EVENT

On June 3, 2013, the Company received a preliminary non-binding proposed transaction for acquiring all the its ordinary shares. A special committee composed of three of its independent directors was formed accordingly to evaluate such proposal or any other transactions. On April 18, 2014, the Company entered into a definitive Agreement and Plan of Merger with respect to the “going private” transaction. The agreed purchase price is $0.57 per ordinary share; or $5.70 per American Depository Share (“ADS”).

ISOFTSTONE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share and per share data, or otherwise noted)

28.	SUBSEQUENT EVENT - continued

The completion of such transaction is subject to further satisfying various closing conditions, including shareholder approval. Upon completion, the Company will become a private-held company and its ADSs would cease to be listed on the New York Stock Exchange; the company will be beneficially owned by Mr. Tianwen Liu, the Chairman and Chief Executive Officer of the Company, and the funds managed by China Everbright Investment Management Limited and certain other management members and shareholders of the Company and their respective affiliates.

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2012	2013

Assets
Current assets:
Cash and cash equivalents	$7,226	$1,715
Prepaid expenses and other current assets	162	19
Amounts due from related parties-current	37,933	35,390

Total current assets	45,321	37,124

Amounts due from related parties-non-current	—	594
Investment in subsidiaries and VIE	288,603	316,594

Total assets	$333,924	$354,312

Liabilities
Current liabilities:
Accrued expenses and other current liabilities	$1,069	$5,223
Amounts due to related parties	2,278	2,433
Deferred consideration in connection with business acquisitions	103	103

Total current liabilities	3,450	7,759

Other non-current liabilities	401	200

Total liabilities	$3,851	$7,959

Equity:
iSoftStone Holdings Limited shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 and 1,000,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 569,206,989 and 583,578,303 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	57	58
Treasury shares	(773)	—
Shares to be issued	1,262	127
Additional paid-in capital	294,909	308,699
Accumulated other comprehensive income	17,747	24,255
Retained earnings	16,871	13,214

Total equity	330,073	346,353

Total liabilities and equity	$333,924	$354,312

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2011	2012	2013

Cost of revenues	$(307)	$(509)	$(494)
Operating expenses:
General and administrative expenses	(9,263)	(11,491)	(17,842)
Selling and marketing expenses	(1,225)	(1,442)	(1,350)
Research and development expenses	(188)	(198)	(121)

Total operating expenses	(10,676)	(13,131)	(19,313)

Other operating income	193	1,068	201

Loss from operations	(10,790)	(12,572)	(19,606)

Interest income	430	175	19
Interest expense	(654)	—	—
Changes in fair value of convertible notes derivatives	2,832	—	—

Net loss before income from subsidiaries and VIE	(8,182)	(12,397)	(19,587)
Income from subsidiaries and VIE	27,027	34,506	15,930

Net income (loss)	$18,845	$22,109	$(3,657)

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2011	2012	2013

Net income (loss)	$18,845	$22,109	$(3,657)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	8,805	2,028	6,508

Comprehensive income	27,650	24,137	2,851

Comprehensive income attributed to iSoftStone Holdings Limited	$27,650	$24,137	$2,851

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Treasury shares	Shares to be issued	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Total iSoftStone Holdings Limited shareholders’ equity
	Shares	Amount

Balance as of January 1, 2011	523,953,829	$52	$(1,243)	$1,571	$241,213	$(24,083)	$6,914	$224,424
Issuance of ordinary shares in connection with share-based compensation arrangement	665,999	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	9,322	—	—	9,322
Issuance of ordinary shares in connection with exercise of options and vesting of share units	12,178,146	1	—	—	4,247	—	—	4,248
Transfer of ordinary shares in connection with the settlement of acquisition of Jiefeng	—	—	200	(55)	(145)	—	—	—
Issuance and transfer of ordinary shares in connection with the settlement of acquisition of Kebao	—	—	270	(80)	(190)	—	—	—
Conversion of convertible notes to ordinary shares	20,406,720	2	—	—	27,235	—	—	27,237
Transfer of ordinary shares in connection with the settlement acquisition of MDCL	152,863	—	—	(20)	88	—	—	68
Issuance of ordinary shares to a consultant	324,849	1	—	(154)	364	—	—	211
Comprehensive income:
Net income	—	—	—	—	—	18,845	—	18,845
Foreign currency translation adjustment	—	—	—	—	—		8,805	8,805

Balance as of December 31, 2011	557,682,406	56	(773)	1,262	228,134	(5,238)	15,719	293,160

Share-based compensation	—	—	—	—	11,120	—	—	11,120
Issuance of ordinary shares in connection with exercise of options and vesting of share units	11,686,061	1	—	—	1,655	—	—	1,656
Repurchase of ordinary shares	(161,478)	—	—	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	22,109	—	22,109
Foreign currency translation adjustment	—	—	—	—	—		2,028	2,028

Balance as of December 31, 2012	569,206,989	57	(773)	1,262	294,909	16,871	17,747	330,073
Share-based compensation	—	—	—	—	12,831	—	—	12,831
Issuance of ordinary shares in connection with exercise of options and vesting of share units	15,514,857	1	—	—	597	—	—	598
Repurchase of ordinary shares	(83,282)	—	—	—	—	—	—	—
Cancellation of ordinary shares purchased and held by iSoftstone HK	(1,933,455)	—	773	—	(773)	—	—	—
Transfer of ordinary shares in connection with business acquisition of Shanghai Kangshi	873,194	—	—	(1,135)	1,135	—	—	—
Comprehensive income:
Net income (loss)	—	—	—	—	—	(3,657)	—	(3,657)
Foreign currency translation adjustment	—	—	—	—	—	—	6,508	6,508

Balance as of December 31, 2013	583,578,303	$58	—	$127	$308,699	$13,214	$24,255	$346,353

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income (loss)	$18,845	$22,109	$(3,657)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from investments in subsidiaries and VIE	(27,027)	(34,506)	(15,930)
Share-based compensation	9,331	11,120	12,832
Changes in fair value of convertible notes derivatives	(2,832)	—	—
Imputed interest expense in connection with convertible notes-interest	654	—	—
Changes in operating assets and liabilities:
Amounts due from related parties	889	5,755	1,949
Prepaid expenses and other current assets	173	(343)	143
Amounts due to related parties	2,751	(3,158)	155
Accrued expenses and other current liabilities	1,127	(62)	3,952

Net cash provided by (used in) operating activities	3,911	915	(556)

Cash flows from investing activities:
Deferred and contingent consideration paid for business acquisitions	(3,939)	—	—
Cash paid for investment in subsidiaries	(111,816)	(10,299)	(5,000)
Proceeds from sales of long term investment	—	2,413	—

Net cash used in investing activities	(115,755)	(7,886)	(5,000)

Cash flows from financing activities:
Payment of offering cost in connection with the issuance of ordinary shares	(1,485)	—	—
Proceeds from exercise of options	4,032	1,874	599
Proceeds from sale of ordinary shares	211	—	—
Deferred and contingent consideration paid for business acquisitions	—	—	(554)

Net cash provided by financing activities	2,758	1,874	45

Net decrease in cash	(109,086)	(5,097)	(5,511)

Cash and cash equivalents at beginning of year	121,409	12,323	7,226
Cash and cash equivalents at end of year	$12,323	$7,226	$1,715

ISOFTSTONE HOLDINGS LIMITED

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

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